 As filed with the Securities and Exchange Commission on October 29, 1997

                                                Registration No. 333-35813
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                            AMENDMENT NO. 1 TO

                                   FORM S-4

                            REGISTRATION STATEMENT

                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                          GEORGIA-PACIFIC CORPORATION
            (Exact name of Registrant as specified in its charter)

         GEORGIA                     2400                     93-0432081
     (State or other          (Primary Standard           (I.R.S. Employer
     jurisdiction of              Industrial           Identification Number)
     incorporation or        Classification Code
      organization)                Number)

                          133 PEACHTREE STREET, N.E.
                            ATLANTA, GEORGIA 30303
                                (404) 652-4000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                             JAMES F. KELLEY, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          GEORGIA-PACIFIC CORPORATION
                          133 PEACHTREE STREET, N.E.
                            ATLANTA, GEORGIA 30303
                                (404) 652-5440
                             (404) 230-7543 (FAX)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

     THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

       M. HILL JEFFRIES, ESQ.             RAYMOND W. WAGNER, ESQ.
         ALSTON & BIRD LLP               SIMPSON THACHER & BARTLETT
     1201 WEST PEACHTREE STREET             425 LEXINGTON AVENUE
    ATLANTA, GEORGIA 30309-3424        NEW YORK, NEW YORK 10017-3909
           (404) 881-7000                      (212) 455-2568
        (404) 881-4777 (FAX)                (212) 455-2502 (FAX)

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after approval by the shareholders.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
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

              [LETTERHEAD OF GEORGIA-PACIFIC CORP. APPEARS HERE]

                                                          November 10, 1997

Dear Shareholder:

  A Special Meeting of Shareholders of Georgia-Pacific Corporation will be held on December 16, 1997, at the Four Seasons Hotel, 57 E. 57th Street, New York, New York. The meeting will begin promptly at 10:00 A.M., local time, and we hope that it will be possible for you to attend.

  At the Special Meeting, shareholders will be asked to consider and approve a proposal (the "Letter Stock Proposal"), which is being recommended by your Board of Directors (the "Board"), to create two classes of Common Stock that are intended to reflect separately the performances of Georgia-Pacific's manufacturing businesses and of its timber business, including its timberlands. If the Letter Stock Proposal is approved by the shareholders, the Company will create a new class of Common Stock intended to reflect the performance of the Company's timber business (the "Timber Stock") and each authorized share of Georgia-Pacific's existing Common Stock (the "Existing Common Stock") will be redesignated and converted into one share of a class of Common Stock intended to reflect the performance of the Company's manufacturing businesses (the "Georgia-Pacific Group Stock"). Following the Special Meeting, the Company will distribute as a share dividend one share of Timber Stock for each share of Georgia-Pacific Group Stock then outstanding. The transactions contemplated by the Letter Stock Proposal, including the distribution of Timber Stock, are expected to be tax free for both the Company and its shareholders.

  The Letter Stock Proposal is designed to separate the business and cash flows of the Company's timberlands from the rest of the Company's businesses, enable better capital allocation decisions, charge the managers of each Group with the responsibility of maximizing the returns from their businesses, allow each Group to either retain its earnings and cash flows for investment in the business or to return cash to its shareholders in the form of dividends or share repurchases and permit the creation of stock incentive plans providing more focused incentives to those management teams. In addition, this new equity structure should increase the Company's flexibility in raising capital and responding to acquisitions and other strategic opportunities by enabling the Company to issue either Georgia-Pacific Group Stock or Timber Stock as appropriate under the particular circumstances.

  By providing investors with separate classes of Common Stock intended to reflect the respective performances of the Company's manufacturing businesses and its timber business, the Letter Stock Proposal should allow investors and analysts to gain a better understanding of each business and enable investors to invest in either or both securities depending upon their individual investment objectives. The Board believes that the Letter Stock Proposal should result in greater market recognition of the value of each of these businesses, while at the same time enabling the Company to preserve the operational and financial benefits it currently enjoys as a single company.

  If the Letter Stock Proposal is approved, the Board currently intends to pay a quarterly dividend in the initial amount of $.25 per share on each of the Georgia-Pacific Group Stock and the Timber Stock, which equals the current quarterly dividend of $.50 per share on the Company's Existing Common Stock.

  The Letter Stock Proposal will not result in a distribution or spin-off to shareholders of any assets or liabilities of Georgia-Pacific Corporation or its subsidiaries. Holders of Georgia-Pacific Group Stock and Timber

Stock will be common shareholders of the Company and, as such, will be subject to all risks associated with an investment in Georgia-Pacific Corporation and all of its businesses, assets and liabilities. Following implementation of the Letter Stock Proposal, there can be no assurance as to whether or to what extent the market values of the Georgia-Pacific Group Stock and the Timber Stock will reflect the separate performance of the Company's manufacturing businesses and timber business, or that the combined market values of the Georgia-Pacific Group Stock and the Timber Stock will equal or exceed the market value of the Existing Common Stock. In addition, implementation of the Letter Stock Proposal will, to an extent, make the capital structure of the Company more complex and may give rise to occasions when the interests of the holders of Georgia-Pacific Group Stock and the holders of Timber Stock may diverge or conflict.

  At the Special Meeting, shareholders will also be asked to consider and approve three proposals related to the Letter Stock Proposal and one unrelated proposal. Two of the related proposals would establish the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long-Term Incentive Plan and the Georgia-Pacific Corporation/ Timber Group 1997 Long-Term Incentive Plan, respectively. These two plans would permit the granting to employees of stock options and similar rights to acquire Georgia-Pacific Group Stock and Timber Stock, thereby providing more focused incentives to the management of the Company's manufacturing businesses and timber business. The third related proposal would amend and restate the Company's 1995 Shareholder Value Incentive Plan to eliminate future grants of options under this plan and to provide that each previously granted unexercised option to purchase Existing Common Stock will be converted into two separate options, one to purchase shares of Georgia-Pacific Group Stock and the other to purchase shares of Timber Stock, in each case for the same number of shares and a total exercise price equal to those specified in the original unexercised option. The one unrelated proposal would amend certain provisions of the Company's Articles of Incorporation to conform them to current Georgia corporate law.

  THE BOARD HAS CAREFULLY CONSIDERED THE LETTER STOCK PROPOSAL AND EACH OF THE OTHER PROPOSALS AND BELIEVES THAT THE APPROVAL OF EACH OF THE PROPOSALS BY THE SHAREHOLDERS IS IN THE BEST INTERESTS OF THE COMPANY AND THE SHAREHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS APPROVE THE LETTER STOCK PROPOSAL AND EACH OF THE OTHER PROPOSALS SET FORTH IN THE NOTICE OF SPECIAL MEETING OF SHAREHOLDERS, WHICH ARE DESCRIBED IN MORE DETAIL IN THE ATTACHED PROXY STATEMENT AND PROSPECTUS.

  To expedite the admissions process for the Special Meeting, please indicate if you will be attending by marking the appropriate box on the enclosed proxy card and returning it to our transfer agent, First Chicago Trust Company of New York. Please also detach the enclosed admission card and bring it with you to the Special Meeting.

  Regardless of whether you plan to be present at the Special Meeting, your shares should be represented and voted. THEREFORE, PLEASE COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED AT YOUR EARLIEST CONVENIENCE, WHETHER OR NOT YOU PLAN TO ATTEND.

                                       Sincerely,

                                       /s/ A. D. Correll

                                       A. D. Correll
                                       Chairman, Chief Executive Officer and
                                       President

                          GEORGIA-PACIFIC CORPORATION
                          133 PEACHTREE STREET, N.E.
                            ATLANTA, GEORGIA 30303

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                     TO BE HELD ON DECEMBER 16, 1997

  NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Georgia-Pacific Corporation (the "Special Meeting") will be held at the Four Seasons Hotel, 57 E. 57th Street, New York, New York, on December 16, 1997, at 10:00 A.M., local time, for the following purposes:

  1. To consider and vote upon a proposal (the "Letter Stock Proposal") to (a) amend the Company's existing Articles of Incorporation (the "Articles") to (i) designate a new class of common stock as "Georgia-Pacific Corporation--Timber Group Common Stock," $.80 par value per share (the "Timber Stock"), consisting of 250 million authorized shares, each having the preferences, limitations and relative rights described in the attached Proxy Statement and Prospectus; (ii) redesignate each share of the Company's existing common stock, $.80 par value per share (the "Existing Common Stock"), as, and convert each such share into, one share of "Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock," $.80 par value per share ("Georgia-Pacific Group Stock"), each having the preferences, limitations and relative rights described in the attached Proxy Statement and Prospectus; (iii) increase the number of shares of Georgia-Pacific Group Stock authorized for issuance from 150 million to 400 million shares; and (iv) delete or amend certain provisions of the Articles which are inconsistent with the Letter Stock Proposal; and (b) authorize a share dividend of one share of Timber Stock for each share of Georgia-Pacific Group Stock outstanding on the dividend payment date;

  2. To consider and vote upon a proposal to amend and restate the Company's 1995 Shareholder Value Incentive Plan (the "SVIP") to eliminate future grants of options under this plan and to provide that each previously granted unexercised option to purchase Existing Common Stock will be converted into two separate options, one to purchase shares of Georgia-Pacific Group Stock and the other to purchase shares of Timber Stock, in each case for the same number of shares and a total exercise price equal to those specified in the original unexercised option;

  3. To consider and vote upon a proposal to adopt the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long-Term Incentive Plan;

  4. To consider and vote upon a proposal to adopt the Georgia-Pacific Corporation/Timber Group 1997 Long-Term Incentive Plan; and

  5. To consider and vote upon a proposal to amend certain other provisions of the Articles to conform them to current provisions of the Georgia Business Corporation Code and to eliminate provisions that are no longer necessary as a result of changes to the Georgia Business Corporation Code.

  Information relating to the five proposals, including the full text of the Articles as proposed to be amended and restated (the "Restated Articles"), is contained in the attached Proxy Statement and Prospectus. As required by Georgia law, the attached Restated Articles identify all amendments to be made to the Articles in connection with the proposals set forth in this Notice of Special Meeting of Shareholders and the transactions contemplated hereby. Shareholders are urged to review the Proxy Statement and Prospectus prior to voting their shares.

  If Proposal 1 is not approved by the shareholders, Proposals 2, 3 and 4 will not be implemented. Accordingly, a vote against Proposal 1 will have the effect of a vote against Proposals 2, 3 and 4. If Proposal 1 is approved by the shareholders, it will be implemented whether or not Proposals 2, 3, 4 or 5 are approved. If Proposal 5 is approved by the shareholders, it will be implemented whether or not Proposals 1, 2, 3 or 4 are approved.

  The approval of Proposals 1 and 5 will require the affirmative vote of the holders of a majority of the outstanding shares of Existing Common Stock. Proposals 2, 3 and 4 will be approved if the number of shares of Existing Common Stock voted in favor of the respective proposals exceeds the number of shares of Existing Common Stock voted against the respective proposals. Shareholders are not entitled to dissenters' rights with regard to any of the proposals.

  Only the holders of record of Existing Common Stock at the close of business on November 4, 1997, are entitled to notice of, and to vote at, the Special Meeting and any adjournment or postponement thereof.

                                       By order of the Board of Directors,

                                       /s/ Kenneth F. Khoury
                                       Kenneth F. Khoury
                                       Vice President and Secretary

133 Peachtree Street, N.E.
Atlanta, Georgia 30303

November 10, 1997

  WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY REVOKE THE PROXY AND VOTE YOUR SHARES IN PERSON.

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Index of Defined Terms...............  ii
Proxy Statement and Prospectus.......   1
 Available Information...............   2
 Incorporation of Certain Documents
  by Reference.......................   2
 Proxy Statement Summary.............   4
  The Company........................   4
  The Special Meeting................   4
  The Letter Stock Proposal..........   6
  Georgia-Pacific Corporation--
   Selected Financial Data...........  16
  Georgia-Pacific Group--Selected
   Financial Data....................  18
  Timber Group--Selected Financial
   Data..............................  20
  Price Range of and Dividends on
   Existing Common Stock.............  22
 Cautionary Statement for Purposes of
  the "Safe Harbor" Provisions of the
  Private Securities Litigation
  Reform Act of 1995.................  23
 Risk Factors........................  23
 General.............................  30
 Proposal 1--The Letter Stock
  Proposal...........................  31
  General............................  31
  Background of and Reasons for the
   Letter Stock Proposal.............  32
  Vote Required......................  35
  Recommendation of the Board........  35
  Certain Management and Allocation
   Policies..........................  35
  Dividend Policy....................  39
  Increase in Authorized Common
   Stock.............................  40
  Stock Exchange Listings............  41
  Exchange Procedures................  41
  Stock Transfer Agent and
   Registrar.........................  41
  Financial Advisor..................  41
  Description of Georgia-Pacific
   Group Stock and Timber Stock......  42
  Restated Rights Agreement..........  53
  Certain Anti-Takeover Provisions of
   Georgia Law and Georgia-Pacific's
   Articles, Bylaws and Restated
   Rights Agreement..................  55
  Certain United States Federal
   Income Tax Considerations.........  59
  Elimination or Revision of Certain
   Provisions of the Articles........  60
  No Dissenters' Rights..............  61

                                                              PAGE
                                                             ------
                         Proposal 2--Restated 1995
                          Shareholder Value Incentive
                          Plan.............................      61
                         Proposals 3 and 4--Georgia-Pacific
                          Corporation/Georgia-Pacific Group
                          1997 Long-Term Incentive Plan and
                          Georgia-Pacific
                          Corporation/Timber Group 1997
                          Long-Term Incentive Plan.........      66
                         Proposal 5--Amendments to Articles
                          of Incorporation to Delete
                          Unnecessary Provisions and
                          Conform to Current Law...........      71
                         Solicitation Statement............      71
                         Shareholder Proposals for 1998
                          Annual Meeting...................      72
                         Experts...........................      72
                         Legal Opinions....................      72
                         Annex I--Restated Articles of
                          Incorporation....................  I-1
                         Annex II--Illustrations of Certain
                          Provisions of the Restated
                          Articles.........................  II-1
                         Annex III--Georgia-Pacific
                          Corporation......................  III-1
                          Management's Discussion and
                           Analysis........................  III-2
                          Consolidated Financial
                           Statements......................  III-10
                         Annex IV--Georgia-Pacific Group...  IV-1
                          Business.........................  IV-2
                          Management's Discussion and
                           Analysis........................  IV-11
                          Combined Financial Statements....  IV-19
                         Annex V--Timber Group.............  V-1
                          Business.........................  V-2
                          Management's Discussion and
                           Analysis........................  V-19
                          Combined Financial Statements....  V-24
                         Annex VI--Amended and Restated
                          1995 Shareholder Value Incentive
                          Plan.............................  VI-1
                         Annex VII--Georgia-Pacific
                          Corporation/Georgia-Pacific Group
                          1997 Long-Term Incentive Plan....  VII-1
                         Annex VIII--Georgia-Pacific
                          Corporation/Timber Group 1997
                          Long-Term Incentive Plan.........  VIII-1
                         Annex IX--Management Compensation
                          and Amendments to Existing
                          Compensation Plans...............  IX-1

                             INDEX OF DEFINED TERMS

  Set forth below are certain defined terms used in this Proxy Statement and the Annexes thereto, showing the pages on which each term is defined:

1995 SVIP...............................................................     62
Acquiring Person........................................................     54
Articles................................................................      4
Available Dividend Amount...............................................     45
Board...................................................................      1
Broker non-votes........................................................     31
Business Combinations Provision.........................................     57
Cash Flows..............................................................     33
CERCLA..................................................................   IV-8
Cluster Rule............................................................   IV-7
Code....................................................................     60
Commission..............................................................      2
Committee...............................................................     67
Common Stock............................................................      5
Company.................................................................      1
Composite Tape..........................................................     22
Continuing Directors....................................................     57
CWA.....................................................................   V-14
Directors Plan.......................................................... III-29
Discretionary Grant.....................................................     63
Disposition.............................................................     46
Distribution............................................................      5
ECF.....................................................................  III-7
Effective Date..........................................................      5
EPA.....................................................................  III-7
ESA.....................................................................   V-14
Exchange Act............................................................      2
Existing Common Stock...................................................      1
Existing Certificates...................................................     42
Expiration Date.........................................................     55
EVA(R) .................................................................     34
Fair Price Provision....................................................     57
First Chicago...........................................................     42
Georgia Business Code...................................................      5
Georgia-Pacific.........................................................      1
Georgia-Pacific Group...................................................      4
Georgia-Pacific Group Available Dividend Amount.........................     45
Georgia-Pacific Group Plan..............................................     67
Georgia-Pacific Group Right(s)..........................................     54
Georgia-Pacific Group Stock.............................................      5
Georgia-Pacific Group Stock Option......................................     62
Georgia-Pacific Group Stock Price.......................................     63
Georgia-Pacific Group Subsidiaries......................................     48
Group(s)................................................................      4
HCP.....................................................................   V-14

Incentive Plan(s)........................................................     67
Insider Shares...........................................................     57
Interested Shareholders..................................................     57
Letter Stock Proposal....................................................      1
Liquidation Unit(s)......................................................     53
LTIP.....................................................................   IX-2
MIP......................................................................   IX-1
Morgan Stanley...........................................................     32
Net Proceeds.............................................................     47
NYSE.....................................................................      1
Optionee.................................................................     63
Original Option..........................................................   IX-4
Original Option Price....................................................   IX-4
Original Right(s)........................................................     54
Original Rights Agreement................................................     54
OSB......................................................................   IV-2
OSHA.....................................................................   IV-8
Principal Economic Terms.................................................     56
PRPs.....................................................................   IV-8
Proxy Statement..........................................................      1
Purchase Plan............................................................ III-28
RCRA.....................................................................   IV-8
Registration Statement...................................................      2
Related Business Transaction.............................................     47
Restated Articles........................................................      5
Restated Option(s).......................................................     63
Restated Rights Agreement................................................     54
Restated SVIP............................................................     62
Retirement Plan..........................................................   IX-3
Rights...................................................................     54
Savings Plan.............................................................   IX-3
Securities Act...........................................................      2
Separation Date..........................................................     54
Series B Junior Preferred Stock..........................................     43
Series B Unit............................................................     55
Series B Unit Purchase Price.............................................     55
Series C Junior Preferred Stock..........................................     43
Series C Unit............................................................     55
Series C Unit Purchase Price.............................................     55
SERP.....................................................................   IX-3
Service..................................................................      7
SG&A.....................................................................  III-3
Special Meeting..........................................................      1
Stock Acquisition Date...................................................     54
substantially all of the properties and assets...........................     47
SVIP.....................................................................      5
SVIP Option(s)...........................................................     62
Timber Group.............................................................      4
Timber Group Available Dividend Amount...................................     45
Timber Group Plan........................................................     67
Timber Group Subsidiaries................................................     48

Timber Right...............................................................   54
Timber Stock...............................................................    4
Timber Stock Option(s).....................................................   62
Timber Stock Price.........................................................   63
TMDL....................................................................... V-14
Total Shareholder Return...................................................   64
Valuation Period........................................................... II-3

                             SUBJECT TO COMPLETION

                          DATED OCTOBER 29, 1997


                          GEORGIA-PACIFIC CORPORATION

                                 ------------

                         PROXY STATEMENT AND PROSPECTUS

                                 ------------

    GEORGIA-PACIFIC GROUP            TIMBER GROUP
        COMMON STOCK,                COMMON STOCK,
       $.80 PAR VALUE               $.80 PAR VALUE

                                 ------------

         SPECIAL MEETING OF SHAREHOLDERS TO BE HELD AT 10:00 A.M.,

                EASTERN STANDARD TIME, ON DECEMBER 16, 1997

                                 ------------

  This Proxy Statement and Prospectus (this "Proxy Statement") is provided in connection with a Special Meeting of Shareholders (the "Special Meeting") of Georgia-Pacific Corporation, a Georgia corporation ("Georgia-Pacific" or the "Company"), which will be held at 10:00 A.M., Eastern Standard Time, on December 16, 1997. The Special Meeting will be held at the Four Seasons Hotel, 57 E. 57th Street, New York, New York. At the Special Meeting, holders of the Company's Common Stock, par value $.80 per share (the "Existing Common Stock"), will be asked to consider and approve, among other things, a proposal (the "Letter Stock Proposal") to create two classes of Common Stock that are intended to reflect separately the performance of the Company's manufacturing businesses and of its timber business, including its timberlands. This Proxy Statement relates to the Letter Stock Proposal and to four additional proposals to be voted on by the shareholders at the Special Meeting, as set forth in the Notice of Special Meeting of Shareholders. This Proxy Statement also constitutes a prospectus of the Company with respect to the shares of Georgia-Pacific Group Stock and Timber Stock (as such terms are defined below) to be redesignated or issued pursuant to the Letter Stock Proposal.

  The solicitation of the enclosed proxy with respect to the matters to be voted upon by the shareholders at the Special Meeting is made by the Board of Directors of the Company (the "Board"). The Company commenced mailing this Proxy Statement and the enclosed form of proxy to holders of Existing Common Stock on or about November 10, 1997. An Index of Defined Terms showing the pages on which certain terms used in this Proxy Statement are defined is included immediately following the Table of Contents of this Proxy Statement.

  SEE "RISK FACTORS" BEGINNING ON PAGE 23 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN EVALUATION OF THE LETTER STOCK PROPOSAL AND THE OTHER PROPOSALS DESCRIBED HEREIN.

  The Existing Common Stock is traded on the New York Stock Exchange, Inc. (the "NYSE"); however, there has been no prior market for the Georgia-Pacific Group Stock or the Timber Stock. Application has been made to the NYSE for the redesignation of the Existing Common Stock as Georgia-Pacific Group Stock and the listing of the Timber Stock. See "Proposal 1--The Letter Stock Proposal-- Stock Exchange Listings."

  Shareholders should note that if the Letter Stock Proposal is approved and the Existing Common Stock is redesignated as Georgia-Pacific Group Stock, holders will NOT have to send in their certificates representing shares of Existing Common Stock to be exchanged for certificates representing shares of Georgia-Pacific Group Stock. DO NOT MAIL YOUR EXISTING COMMON STOCK CERTIFICATES TO EITHER THE COMPANY OR ITS TRANSFER AGENT IN CONNECTION WITH THESE TRANSACTIONS.

  THE BOARD HAS CAREFULLY CONSIDERED THE LETTER STOCK PROPOSAL AND EACH OF THE OTHER PROPOSALS SET FORTH IN THE NOTICE OF SPECIAL MEETING OF SHAREHOLDERS AND BELIEVES THAT THE APPROVAL OF EACH OF THESE PROPOSALS BY THE SHAREHOLDERS IS IN THE BEST INTERESTS OF THE COMPANY AND THE SHAREHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS APPROVE THE LETTER STOCK PROPOSAL AND EACH OF THE OTHER PROPOSALS, WHICH ARE DESCRIBED IN MORE DETAIL IN THIS PROXY STATEMENT.

                                 ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT. ANY REPRESENTATION TO THE
  CONTRARY IS A CRIMINAL OFFENSE.

Dated November 10, 1997
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             AVAILABLE INFORMATION

  Georgia-Pacific is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates or by accessing the Commission's World Wide Web site at http://www.sec.gov. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  The Company has filed a registration statement on Form S-4 (referred to herein, together with all amendments and exhibits, as the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), covering shares of Georgia-Pacific Group Stock and shares of Timber Stock issuable in connection with the Letter Stock Proposal. This Proxy Statement, which also constitutes the Prospectus of the Company filed as part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement, which is available for inspection and copying as set forth above. Statements contained in this Proxy Statement as to the contents of any contract or other document which is filed as an exhibit to the Registration Statement are necessarily summaries thereof, and each such statement is qualified in its entirety by reference to the full text of such contract or document.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents which have been filed by Georgia-Pacific with the Commission (File No. 1-3506) are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 1996, as amended by Annual Report on Form 10-K/A filed on March 17, 1997 and Annual Report on Form 10-K/A-1 filed on March 25, 1997, (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, and (iii) Current Reports on Form 8-K dated October 17, 1996, September 17, 1997 and September 18, 1997 and on Form 8-K/A dated September 18, 1997. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement and prior to the date of the Special Meeting shall be deemed to be incorporated by reference into this Proxy Statement and to be a part hereof from the date any such document is filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

  GEORGIA-PACIFIC WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROXY STATEMENT IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON AND BY FIRST CLASS MAIL OR OTHER EQUALLY PROMPT MEANS WITHIN ONE BUSINESS DAY OF RECEIPT OF SUCH REQUEST, A COPY OF ANY OR ALL OF THE DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE HEREIN, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). REQUESTS SHOULD BE DIRECTED TO INVESTOR RELATIONS, GEORGIA-PACIFIC CORPORATION, 133 PEACHTREE STREET, N.E., ATLANTA, GEORGIA 30303;
(404) 652-4720. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BEFORE DECEMBER 9, 1997.

  Questions concerning the proposals to be acted upon at the Special Meeting should be directed to the Company's Information Agent, Georgeson & Company Inc., toll-free at 1-800-223-2064. Additional copies of this Proxy Statement or the proxy card may be obtained from the Information Agent or the Company's Investor Relations Department at its principal office.

                               ----------------

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT IN CONNECTION WITH THE SOLICITATION MADE AND RELATED TRANSACTIONS CONTEMPLATED HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES DESCRIBED IN THIS PROXY STATEMENT, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS PROXY STATEMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION CONTAINED HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            PROXY STATEMENT SUMMARY

  The following is a summary of certain information contained elsewhere in this Proxy Statement and the Annexes hereto. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Proxy Statement and the Annexes hereto. Unless otherwise defined herein, capitalized terms used in this Summary have the respective meanings ascribed to them elsewhere in this Proxy Statement. See "Index of Defined Terms" located immediately following the Table of Contents of this Proxy Statement. Shareholders are urged to read carefully this Proxy Statement and the Annexes hereto in their entirety. The Georgia-Pacific Group and the Timber Group are sometimes referred to herein collectively as the "Groups" and individually as a "Group."

                                  THE COMPANY

 THE GEORGIA-PACIFIC
 GROUP................... The Georgia-Pacific Group is principally comprised of the
                          Company's paper and building products manufacturing and
                          distribution businesses. For the year ended December 31, 1996, the Georgia-Pacific Group had net sales of $12.9 billion and net income of $29 million. Its total assets at that date were $11.5 billion. See "--Selected Financial Data" and Annex IV--"Georgia-
                          Pacific Group."
 THE TIMBER GROUP........ The Timber Group is principally comprised of the Company's timberlands and its businesses of growing and selling timber and wood fiber. For the year ended December 31, 1996, the Timber
                          Group had net sales of $547 million and net income of $127 million. Its total assets at that date were $1.3 billion. See
                          "--Selected Financial Data," and Annex V--"Timber Group."

  The principal executive offices of the Company are located at 133 Peachtree Street, N.E., Atlanta, Georgia 30303. The Company's telephone number is (404) 652-4000.

                                   THE SPECIAL MEETING
DATE, TIME AND PLACE OF
MEETING................. The Special Meeting will be held on December 16, 1997, at 10:00
                         a.m., Eastern Standard Time, at the Four Seasons Hotel, 57 E.
                         57th Street, New York, New York.


RECORD DATE............. November 4, 1997.
PROPOSALS TO BE
CONSIDERED AT THE
MEETING................. The following proposals will be considered and voted upon at the
                         Special Meeting:
                         . PROPOSAL 1--Adopting the Letter Stock Proposal, which, if approved, will:
                         (1) amend the Company's existing Articles of Incorporation (the
                         "Articles") to designate a new class of common stock as
                         "Georgia-Pacific Corporation-- Timber Group Common Stock," $.80
                         par value per share (the "Timber Stock"), consisting of 250 million authorized shares and having the preferences,
                         limitations and relative rights described in Annex I;

                         (2) amend the Articles to redesignate each authorized share of
                         Existing Common Stock as, and convert each such share into, one share of "Georgia-Pacific Corporation--Georgia-Pacific Group
                         Common Stock," $.80 par value per share (the "Georgia-Pacific
                         Group Stock"), having the preferences, limitations and relative rights described in Annex I;
                         (3) amend the Articles to increase the number of shares of
                         Georgia-Pacific Group Stock authorized for issuance from 150 million shares to 400 million shares;
                         (4) amend the Articles to delete or amend certain provisions that are inconsistent with the Letter Stock Proposal; and
                         (5) authorize the distribution of Timber Stock to the holders of
                         Georgia-Pacific Group Stock as a share dividend on the basis of one share of Timber Stock for each outstanding share of Georgia-
                         Pacific Group Stock on the dividend payment date (the
                         "Distribution").
                         It is the Company's intention that the Timber Stock issued pursuant to the Distribution will represent 100% of the
                         Company's interest in the Timber Group on the date of the
                         Distribution (the "Effective Date"). However, the Letter Stock
                         Proposal will not result in a distribution or spin-off to
                         shareholders of any assets or liabilities of the Company or its subsidiaries. For a description of the procedures pursuant to which the Timber Stock and new certificates representing the
                         Georgia-Pacific Group Stock will be distributed to shareholders, see "Proposal 1--The Letter Stock Proposal--Exchange
                         Procedures." The transactions contemplated by the Letter Stock
                         Proposal are expected to be tax free to both the Company and its shareholders. See "Proposal 1--The Letter Stock Proposal--
                         Certain United States Federal Income Tax Considerations."
                         The Articles as amended and restated in connection with the proposals set forth in the Notice of Special Meeting of
                         Shareholders are referred to herein as the "Restated Articles."
                         The Georgia-Pacific Group Stock and the Timber Stock are
                         sometimes referred to herein collectively as "Common Stock" and individually as a class of Common Stock.
                         . PROPOSAL 2--Amending and restating the 1995 Shareholder Value
                          Incentive Plan (the "SVIP") to, among other things, eliminate future grants and to convert each outstanding option to
                          purchase Existing Common Stock into two separate options to purchase Georgia-Pacific Group Stock and Timber Stock and to otherwise reflect the Letter Stock Proposal.
                         . PROPOSAL 3--Adopting the Georgia-Pacific Corporation/Georgia-
                          Pacific Group 1997 Long-Term Incentive Plan.
                         . PROPOSAL 4--Adopting the Georgia-Pacific Corporation/Timber
                          Group 1997 Long-Term Incentive Plan.
                         . PROPOSAL 5--Amending certain other provisions of the Articles to conform them to current provisions of the Georgia Business
                          Corporation Code (the "Georgia Business Code") and to eliminate provisions that are no longer necessary as a result of changes to the Georgia Business Code.
                         IF THE LETTER STOCK PROPOSAL IS NOT APPROVED BY THE
                         SHAREHOLDERS, THE TIMBER STOCK WILL NOT BE CREATED, THE EXISTING
                         COMMON STOCK WILL NOT BE REDESIGNATED AND CONVERTED INTO
                         GEORGIA-PACIFIC GROUP STOCK, THE AUTHORIZED NUMBER OF SHARES OF
                         GEORGIA-PACIFIC

                         GROUP STOCK WILL NOT BE INCREASED AND NO DISTRIBUTION OF TIMBER
                         STOCK WILL BE MADE ON SHARES OF THE GEORGIA-PACIFIC GROUP STOCK.
                         In addition, if Proposal 1 is not approved by the shareholders,
                         Proposals 2, 3 and 4 will not be implemented. Accordingly, a vote against Proposal 1 will have the effect of a vote against
                         Proposals 2, 3 and 4. If Proposal 1 is approved by the
                         shareholders, it will be implemented whether or not Proposals 2,
                         3, 4 or 5 are approved. If Proposal 5 is approved by the
                         shareholders, it will be implemented whether or not Proposals 1,
                         2, 3 or 4 are approved by the shareholders.
VOTE REQUIRED........... . Proposals 1 and 5--The affirmative vote of the holders of a majority of the outstanding shares of Existing Common Stock.
                         . Proposals 2, 3 and 4--The number of shares of Existing Common
                          Stock voted in favor of the respective proposals must exceed the number of shares of Existing Common Stock voted against the respective proposals.
                         Each share of Existing Common Stock is entitled to one vote on each of the five proposals. Under the Georgia Business Code, holders of Existing Common Stock are not entitled to dissenters'
                         rights with regard to any of the proposals. See "Proposal 1--The
                         Letter Stock Proposal--No Dissenters' Rights." The directors and executive officers of Georgia-Pacific beneficially own less than one percent of the outstanding shares of Existing Common Stock.
RECOMMENDATION OF THE
BOARD................... THE BOARD HAS CAREFULLY CONSIDERED EACH PROPOSAL AND BELIEVES
                         THAT THE APPROVAL OF EACH OF THESE PROPOSALS BY THE SHAREHOLDERS
                         IS IN THE BEST INTERESTS OF THE COMPANY AND THE SHAREHOLDERS.
                         ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE
                         SHAREHOLDERS APPROVE EACH OF THE PROPOSALS.
                                THE LETTER STOCK PROPOSAL
REASONS FOR THE LETTER
STOCK PROPOSAL..........
                         The Letter Stock Proposal is designed to separate the business and cash flows of the Company's timberlands from the rest of the
                         Company's businesses, enable better capital allocation
                         decisions, charge the managers of each Group with the
                         responsibility of maximizing the returns from their businesses, allow each Group to either retain its earnings and cash flows for investment in the business or to return cash to its
                         shareholders in the form of dividends or share repurchases, and permit the creation of stock incentive plans providing more focused incentives to those management teams. In addition, the new equity structure should increase the Company's flexibility in raising capital and responding to acquisitions and other strategic opportunities by enabling the Company to issue either
                         Georgia-Pacific Group Stock or Timber Stock as appropriate under the particular circumstances.
                         By providing investors with separate classes of Common Stock intended to reflect the respective performances of the Company's manufacturing businesses and its timber business, the Letter
                         Stock Proposal should allow investors and analysts to gain a better understanding of each business and enable investors to invest in either or both securities depending upon their individual

                         investment objectives. The Board believes that this should result in greater market recognition of the value of each of these businesses, while at the same time enabling the Company to preserve the operational and financial benefits it currently enjoys as a single company.
TAX CONSIDERATIONS......
                         The Company has been advised by its tax counsel that no gain or loss will be recognized by the Company or its shareholders as a result of the implementation of the Letter Stock Proposal.
                         However, there are no court decisions bearing directly on
                         transactions similar to the Letter Stock Proposal. Further, the
                         Internal Revenue Service (the "Service") has included the
                         issuance of stock with characteristics similar to the Georgia-
                         Pacific Group Stock and the Timber Stock among the transactions upon which it will not issue advance rulings. See "Proposal 1--
                         The Letter Stock Proposal--Certain United States Federal Income
                         Tax Considerations."
COMPARISON OF EXISTING
COMMON STOCK WITH
GEORGIA-PACIFIC GROUP
STOCK AND TIMBER
STOCK...................
                         The following is a comparison of the Existing Common Stock and the proposed Georgia-Pacific Group Stock and Timber Stock. This summary is qualified in its entirety by the more detailed
                         information contained in this Proxy Statement and the Annexes hereto. See "Risk Factors" and "Proposal 1--The Letter Stock
                         Proposal--Description of Georgia-Pacific Group Stock and Timber
                         Stock."

                                                     THE LETTER STOCK PROPOSAL
                  ----------------------  -----------------------------------------------
                                           GEORGIA-PACIFIC GROUP
                   EXISTING COMMON STOCK           STOCK               TIMBER STOCK
                  ----------------------  ----------------------  ----------------------
SHAREHOLDERS OF                           Holders of Georgia-     Holders of Timber
ONE COMPANY:                              Pacific Group Stock     Stock will continue to
                                          will continue to be     be subject to the
                                          subject to the risks    risks associated with
                                          associated with an      an investment in the
                                          investment in the       Company and all of its
                                          Company and all of its  businesses, assets and
                                          businesses, assets and  liabilities. Financial
                                          liabilities. Financial  effects arising from
                                          effects arising from    the Georgia-Pacific
                                          the Timber Group that   Group that affect the
                                          affect the Company's    Company's results of
                                          results of operations   operations or
                                          or financial condition  financial condition
                                          could, if significant,  could, if significant,
                                          affect the results of   affect the results of
                                          operations or           operations or
                                          financial condition of  financial condition of
                                          the Georgia-Pacific     the Timber Group or
                                          Group or the market     the market price of
                                          price of the Georgia-   the Timber Stock.
                                          Pacific Group Stock.
                                          Any net losses of       Any net losses of
                                          either Group, and       either Group, and
                                          dividends or            dividends or
                                          distributions on, or    distributions on, or
                                          repurchases of, either  repurchases of, either
                                          class of Common Stock   class of Common Stock
                                          or repurchases of       or repurchases of
                                          certain Preferred       certain Preferred
                                          Stock or Junior         Stock or Junior
                                          Preferred Stock, will   Preferred Stock, will
                                          reduce the assets of    reduce the assets of
                                          the Company legally     the Company legally
                                          available for payment   available for payment
                                          of future dividends on  of future dividends on
                                          the other class of      the other class of
                                          Common Stock.           Common Stock.
CAPITALIZATION:   One class of Common     Each authorized share   One share of Timber
                  Stock, comprised of     of Existing Common      Stock will be
                        outstanding       Stock will be           distributed as a share
                  shares as of November   redesignated as, and    dividend on each
                  4, 1997.                converted into, one     outstanding share of
                                          share of Georgia-       Georgia-Pacific Group
                                          Pacific Group Stock.    Stock.
STOCK EXCHANGE    NYSE under the symbol   Application has been    Application has been
LISTING:          "GP."                   made to the NYSE for    made to the NYSE for
                                          the redesignation of    the listing of the
                                          the Existing Common     Timber Stock under the
                                          Stock as Georgia-       symbol "TGP."
                                          Pacific Group Stock,
                                          which will continue to
                                          trade under the symbol
                                          "GP."

                                   THE LETTER STOCK PROPOSAL
         --------------------- ----------------------------------
                               GEORGIA-PACIFIC GROUP
         EXISTING COMMON STOCK         STOCK         TIMBER STOCK
         --------------------- --------------------- ------------
DIVIDENDS:        The Company's           The Company currently   The Company currently
                  quarterly dividend is   intends to pay a        intends to pay a
                  currently $.50 per      quarterly dividend of   quarterly dividend of
                  share of Existing       $.25 per share on the   $.25 per share on the
                  Common Stock.           Georgia-Pacific Group   Timber Stock, which,
                                          Stock, which, together  together with the
                                          with the intended       intended initial
                                          initial quarterly       quarterly dividend
                                          dividend payable on     payable on the
                                          the Timber Stock,       Georgia-Pacific Group
                                          equals the current      Stock, equals the
                                          quarterly dividend of   current quarterly
                                          $.50 per share on the   dividend of $.50 per
                                          Existing Common Stock.  share on the Existing
                                                                  Common Stock.
                  Dividends on the        Dividends on the        Dividends on the
                  Existing Common Stock   Georgia-Pacific Group   Timber Stock will be
                  are limited to assets   Stock will be paid at   paid at the discretion
                  of the Company legally  the discretion of the   of the Board based
                  available for the       Board based primarily   primarily upon the
                  payment of dividends    upon the financial      financial condition,
                  under the Georgia       condition, results of   results of operations
                  Business Code and are   operations and          and business
                  payable at the          business requirements   requirements of the
                  discretion of the       of the Georgia-Pacific  Timber Group and the
                  Board based primarily   Group and the Company   Company as a whole.
                  upon the financial      as a whole. Dividends   Dividends will be
                  condition, results of   will be payable out of  payable out of the
                  operations and          the lesser of (i) the   lesser of (i) the
                  business requirements   assets of the Company   assets of the Company
                  of the Company.         legally available for   legally available for
                                          the payment of          the payment of
                                          dividends and (ii) the  dividends and (ii) the
                                          Georgia-Pacific Group   Timber Group Available
                                          Available Dividend      Dividend Amount. See
                                          Amount. See "Proposal   "Proposal 1--The
                                          1--The Letter Stock     Letter Stock
                                          Proposal--Dividend      Proposal--Dividend
                                          Policy."                Policy."
                                          The Board, subject to   The Board, subject to
                                          the limitations set     the limitations set
                                          forth above, may, in    forth above, may, in
                                          its sole discretion,    its sole discretion,
                                          declare and pay         declare and pay
                                          dividends exclusively   dividends exclusively
                                          on the Georgia-Pacific  on the Timber Stock,
                                          Group Stock,            exclusively on the
                                          exclusively on the      Georgia-Pacific Group
                                          Timber Stock or any     Stock or any
                                          combination thereof,    combination thereof,
                                          in equal or unequal     in equal or unequal
                                          amounts,                amounts,
                                          notwithstanding the     notwithstanding the
                                          amount of dividends     amount of dividends
                                          previously declared on  previously declared on
                                          either class, the       either class, the
                                          respective voting or    respective voting or
                                          liquidation rights of   liquidation rights of
                                          either class or any     either class or any
                                          other factor.           other factor.

                                   THE LETTER STOCK PROPOSAL
         --------------------- ----------------------------------
                               GEORGIA-PACIFIC GROUP
         EXISTING COMMON STOCK         STOCK         TIMBER STOCK
         --------------------- --------------------- ------------
VOTING RIGHTS:    One vote per share.     One vote per share.     Each share of Timber
                                                                  Stock will have a
                                                                  variable vote equal to
                                                                  the ratio of the time-
                                                                  weighted average
                                                                  Market Value of one
                                                                  share of Timber Stock
                                                                  to the time-weighted
                                                                  average Market Value
                                                                  of one share of
                                                                  Georgia-Pacific Group
                                                                  Stock calculated over
                                                                  the 20-trading day
                                                                  period ending 10
                                                                  trading days prior to
                                                                  the record date for
                                                                  each respective
                                                                  meeting of
                                                                  shareholders, and may
                                                                  have more than, less
                                                                  than or exactly one
                                                                  vote per share.
                                          Because each share of   Because each share of
                                          Timber Stock will have  Timber Stock will have
                                          a variable number of    a variable number of
                                          votes based upon a      votes, the relative
                                          ratio of the time-      voting power per share
                                          weighted average        of Timber Stock and
                                          Market Value of one     Georgia-Pacific Group
                                          share of Timber Stock   Stock will fluctuate.
                                          to the time-weighted    It is expected that
                                          average Market Value    initially the Georgia-
                                          of one share of         Pacific Group Stock
                                          Georgia-Pacific Group   will have a
                                          Stock, the relative     substantial majority
                                          voting power per share  of the voting power of
                                          of Georgia-Pacific      the Company. See Annex
                                          Group Stock and Timber  II--"Illustrations of
                                          Stock will fluctuate.   Certain Provisions of
                                          It is expected that     the Restated
                                          initially the Georgia-  Articles."
                                          Pacific Group Stock
                                          will have a
                                          substantial majority
                                          of the voting power of
                                          the Company. See Annex
                                          II--"Illustrations of
                                          Certain Provisions of
                                          the Restated
                                          Articles."
                                          Except as otherwise     Except as otherwise
                                          described herein or as  described herein, or
                                          provided under the      as provided under the
                                          Georgia Business Code,  Georgia Business Code,
                                          the holders of          the holders of Timber
                                          Georgia-Pacific Group   Stock and the holders
                                          Stock and the holders   of Georgia-Pacific
                                          of Timber Stock will    Group Stock will vote
                                          vote together as a      together as a single
                                          single voting group.    voting group.

                                   THE LETTER STOCK PROPOSAL
         --------------------- ----------------------------------
                               GEORGIA-PACIFIC GROUP
         EXISTING COMMON STOCK         STOCK         TIMBER STOCK
         --------------------- --------------------- ------------
RIGHTS ON         None.                   If the Company          If the Company
DISPOSITION OF                            disposes of all or      disposes of all or
ASSETS OF A                               substantially all of    substantially all of
GROUP:                                    the properties and      the properties and
                                          assets of the Georgia-  assets of the Timber
                                          Pacific Group (i.e.,    Group (i.e., 80% or
                                          80% or more on a Fair   more on a Fair Value
                                          Value basis), other     basis), other than in
                                          than in a Related       a Related Business
                                          Business Transaction,   Transaction, the
                                          the Company must        Company must either
                                          either (i) distribute   (i) distribute to the
                                          to the holders of       holders of Timber
                                          Georgia-Pacific Group   Stock an amount in
                                          Stock an amount in      cash and/or securities
                                          cash and/or securities  or other property
                                          or other property       equal to the Fair
                                          equal to the Fair       Value of the Net
                                          Value of the Net        Proceeds of such
                                          Proceeds of such        disposition, either by
                                          disposition, either by  special dividend or by
                                          special dividend or by  redemption of all or
                                          redemption of all or    part of the
                                          part of the             outstanding shares of
                                          outstanding shares of   Timber Stock, or (ii)
                                          Georgia-Pacific Group   convert each share of
                                          Stock, or (ii) convert  Timber Stock into a
                                          each share of Georgia-  number of shares of
                                          Pacific Group Stock     Georgia-Pacific Group
                                          into a number of        Stock equal to 110% of
                                          shares of Timber Stock  the ratio of the
                                          equal to 110% of the    average Market Value
                                          ratio of the average    of one share of Timber
                                          Market Value of one     Stock to the average
                                          share of Georgia-       Market Value of one
                                          Pacific Group Stock to  share of Georgia-
                                          the average Market      Pacific Group Stock,
                                          Value of one share of   calculated over the 10
                                          Timber Stock,           trading day period
                                          calculated over the 10  beginning on the 16th
                                          trading day period      trading day after
                                          beginning on the 16th   consummation of the
                                          trading day after       disposition
                                          consummation of the     transaction. See Annex
                                          disposition             II--"Illustrations of
                                          transaction. See Annex  Certain Provisions of
                                          II--"Illustrations of   the Restated
                                          Certain Provisions of   Articles."
                                          the Restated
                                          Articles."
                                          The Company may, at     The Company may, at
                                          any time prior to the   any time prior to the
                                          first anniversary of a  first anniversary of a
                                          dividend on, or         dividend on, or
                                          partial redemption of,  partial redemption of,
                                          shares of Georgia-      shares of Timber Stock
                                          Pacific Group Stock     following a
                                          following a             disposition of all or
                                          disposition of all or   substantially all of
                                          substantially all of    the properties and
                                          the properties and      assets of the Timber
                                          assets of the Georgia-  Group, convert each
                                          Pacific Group, convert  remaining outstanding
                                          each remaining          share of Timber Stock
                                          outstanding share of    into a number of
                                          Georgia-Pacific Group   shares of Georgia-
                                          Stock into a number of  Pacific Group Stock
                                          shares of Timber Stock  equal to 110% of the
                                          equal to 110% of the    ratio of the time-
                                          ratio of the time-      weighted average
                                          weighted average        Market Value of one
                                          Market Value of one     share of Timber Stock
                                          share of Georgia-       to the time-weighted
                                          Pacific Group Stock to  average Market Value
                                          the time-weighted       of one share of
                                          average Market Value    Georgia-Pacific Group
                                          of one share of Timber  Stock, calculated

                                   THE LETTER STOCK PROPOSAL
                               ----------------------------------
                               GEORGIA-PACIFIC GROUP
         EXISTING COMMON STOCK         STOCK         TIMBER STOCK
         --------------------- --------------------- ------------
RIGHTS ON                                 Stock, calculated over  over the 20 trading
DISPOSITION OF                            the 20 trading day      day period ending five
ASSETS OF GROUP:                          period ending five      trading days prior to
(cont'd)                                  trading days prior to   the date of the notice
                                          the date of the notice  of such conversion.
                                          of such conversion.     See Annex II--
                                          See Annex II--          "Illustrations of
                                          "Illustrations of       Certain Provisions of
                                          Certain Provisions of   the Restated
                                          the Restated            Articles."
                                          Articles."
                                          The proceeds from any   The proceeds from any
                                          disposition of          disposition of
                                          properties and assets   properties and assets
                                          that do not comprise    that do not comprise
                                          all or substantially    all or substantially
                                          all of the properties   all of the properties
                                          and assets of the       and assets of the
                                          Georgia-Pacific Group   Timber Group will be
                                          will be assets of the   assets of the Timber
                                          Georgia-Pacific Group   Group and will be used
                                          and will be used for    for its benefit,
                                          its benefit, subject    subject to the
                                          to the policies         policies described
                                          described under         under "Proposal 1--The
                                          "Proposal 1--The        Letter Stock
                                          Letter Stock            Proposal--Certain
                                          Proposal--Certain       Manage- ment and
                                          Management and          Allocation Policies."
                                          Allocation Policies."


CONVERSION AT     None.                   The Company may, at     The Company may, at
OPTION OF                                 any time, convert each  any time, convert each
COMPANY:                                  share of Georgia-       share of Timber Stock
                                          Pacific Group Stock     into a number of
                                          into a number of        shares of Georgia-
                                          shares of Timber Stock  Pacific Group Stock
                                          equal to 115% of the    equal to 115% of the
                                          ratio of the time-      ratio of the time-
                                          weighted average        weighted average
                                          Market Value of one     Market Value of one
                                          share of Georgia-       share of Timber Stock
                                          Pacific Group Stock to  to the time-weighted
                                          the time-weighted       average Market Value
                                          average Market Value    of one share of
                                          of one share of Timber  Georgia-Pacific Group
                                          Stock, calculated over  Stock, calculated over
                                          the 20 trading day      the 20 trading day
                                          period ending five      period ending five
                                          trading days prior to   trading days prior to
                                          the date of notice of   the date of notice of
                                          such conversion. See    such conversion. See
                                          Annex II--              Annex II--
                                          "Illustrations of       "Illustrations of
                                          Certain Provisions of   Certain Provisions of
                                          the Restated            the Restated
                                          Articles."              Articles."
                                          The ratio of the        The ratio of the
                                          Market Value of one     Market Value of one
                                          share of Georgia-       share of Timber Stock
                                          Pacific Group Stock to  to one share of
                                          one share of Timber     Georgia-Pacific Group
                                          Stock could be          Stock could be
                                          affected by many        affected by many
                                          factors, including the  factors, including the
                                          results of operations   results of operations
                                          and financial           and financial
                                          condition of the        condition of the
                                          Company and each of     Company and each of
                                          the Groups, trading     the Groups, trading
                                          volume, share           volume, share
                                          issuances and           issuances and
                                          repurchases and         repurchases and
                                          general economic and    general economic and
                                          market conditions.      market conditions.

                                   THE LETTER STOCK PROPOSAL
                               ----------------------------------
                               GEORGIA-PACIFIC GROUP
         EXISTING COMMON STOCK         STOCK         TIMBER STOCK
         --------------------- --------------------- ------------
REDEMPTION IN     None.                   The Company may redeem  The Company may redeem
EXCHANGE FOR                              the Georgia-Pacific     the Timber Stock in
STOCK OF                                  Group Stock in          exchange for shares of
SUBSIDIARY:                               exchange for shares of  the common stock of
                                          the common stock of     one or more wholly
                                          one or more wholly      owned subsidiaries of
                                          owned subsidiaries of   the Company that hold
                                          the Company that hold   all of the assets and
                                          all of the assets and   liabilities of the
                                          liabilities of the      Timber Group.
                                          Georgia-Pacific Group.
LIQUIDATION:      Holders of Existing     Holders of Georgia-     Holders of Timber
                  Common Stock are        Pacific Group Stock     Stock will be entitled
                  entitled to receive     will be entitled to a   to a portion of the
                  the net assets of the   portion of the assets   assets remaining for
                  Company, if any,        remaining for           distribution to
                  remaining for           distribution to         holders of Common
                  distribution to         holders of Common       Stock on a per share
                  holders of Existing     Stock on a per share    basis in proportion to
                  Common Stock.           basis in proportion to  the Liquidation Units
                                          the Liquidation Units   per share of Timber
                                          per share of Georgia-   Stock. Each share of
                                          Pacific Group Stock.    Timber Stock will have
                                          Each share of Georgia-  the number of
                                          Pacific Group Stock     Liquidation Units
                                          will have one           equal to the ratio of
                                          Liquidation Unit,       the time-weighted
                                          subject to adjustment   average Market Value
                                          if shares of either     of one share of Timber
                                          class are subdivided,   Stock to the time-
                                          combined or             weighted average
                                          distributed as a        Market Value of one
                                          dividend. See Annex     share of Georgia-
                                          II--"Illustrations of   Pacific Group Stock
                                          Certain Provisions of   calculated over the
                                          the Restated            20-trading day period
                                          Articles."              ending on the 40th
                                                                  trading day
                                                                  immediately succeeding
                                                                  the Effective Date.
                                                                  The number of
                                                                  Liquidation Units to
                                                                  which the Timber Stock
                                                                  is entitled is subject
                                                                  to adjustment if
                                                                  shares of either class
                                                                  are subdivided,
                                                                  combined or
                                                                  distributed as a
                                                                  dividend. After the
                                                                  number of Liquidation
                                                                  Units to which each
                                                                  share of Timber Stock
                                                                  is entitled has been
                                                                  calculated in
                                                                  accordance with this
                                                                  formula, such number
                                                                  will not otherwise be
                                                                  changed without the
                                                                  approval of
                                                                  shareholders of each
                                                                  Group. See Annex II--
                                                                  "Illustrations of
                                                                  Certain Provisions of
                                                                  the Restated
                                                                  Articles."

RISK FACTORS............ When evaluating the Letter Stock Proposal, shareholders should be aware of certain risk factors related thereto. Such risk factors include: (i) the risks associated with an investment in the Company and all of its businesses, assets and liabilities;
                         (ii) limited separate shareholder rights with respect to the two classes of Common Stock, and the effect on the relative voting power of the Georgia-Pacific Group Stock and the Timber Stock of
                         the vote per share of the Timber Stock, which will fluctuate based on its time-weighted average Market Value compared to the time-weighted average Market Value of the Georgia-Pacific Group
                         Stock; (iii) the lack of legal precedents delineating the
                         fiduciary duties of the board of directors of a company with two classes of common stock, the rights of which are defined by reference to specified businesses of the company; (iv) the potential for shareholders of each class of Common Stock to have diverging or conflicting interests; (v) the ability of the Board to change certain management and allocation policies without shareholder approval;
                         (vi) the fact that the allocation of financing costs between the
                         Groups may not reflect the actual borrowing costs of the
                         separate Groups; (vii) the potential effects of a possible
                         Disposition of assets of a Group, including a resulting
                         redemption or conversion of either class of Common Stock; (viii)
                         limitations on potential unsolicited acquisitions of either
                         Group and of a class of Common Stock; and (ix) no assurances as to the proper market valuation and the resulting market price of either the Georgia-Pacific Group Stock or the Timber Stock following the implementation of the Letter Stock Proposal. For additional information with respect to the foregoing
                         considerations, see "Cautionary Statement for Purposes of the
                         "Safe Harbor' Provisions of the Private Securities Litigation
                         Reform Act of 1995" and "Risk Factors."
CERTAIN MANAGEMENT AND
ALLOCATION POLICIES.....
                         The Company has established policies designed to separate the business and operations of the Georgia-Pacific Group and the
                         Timber Group, to operate each Group on a stand-alone basis, to allocate debt, corporate overhead, interest, taxes and other charges between the two Groups on an objective basis and to ensure that terms of intergroup transactions approximate the terms that could be obtained from unaffiliated third parties.
                         The Timber Group and the Georgia-Pacific Group have negotiated an operating policy governing future sales of timber and wood fiber by the Timber Group to the Georgia-Pacific Group with an initial term of three years. Under this policy, the Georgia-
                         Pacific Group will be required to purchase in the years 1998-
                         2000, on a take-or-pay basis, 60% of the volume of timber and wood fiber harvested annually from the Timber Group's Southern forests. In 1998, the Georgia-Pacific Group has a right of first refusal to purchase up to 90% of the Timber Group's total annual harvest from each forest (which amount must include the 60%
                         take-or-pay amount described above). In 1999 and 2000, the volume subject to this right of first refusal will decrease to
                         80%, and the Georgia-Pacific Group must exercise its right not later than October 15th of the preceding year. For 1998, the
                         Georgia-Pacific Group has exercised its right of first refusal and agreed to purchase approximately 83% of the Timber Group's total annual harvest. All quantities of timber and wood fiber committed under the take-or-pay arrangement described above, and all quantities as to which the Georgia-Pacific Group exercises its right of first refusal for a particular year,


                         will be sold at market prices determined quarterly.
                         Such prices are intended to approximate prices negotiated between unaffiliated third parties in the open market and will be based upon (i) an average of the actual prices during the immediately preceding quarter received by the Timber Group for sales made by it to third parties, and prices paid by the Georgia-Pacific Group for purchases made by it from third parties, in the same forest region of timber and wood fiber of the same species, grade and size, and (ii) the benefit to the Georgia-Pacific Group of having access to a committed quantity of high quality timber and wood fiber in close proximity to its mills and plants.

                         Other intergroup policies include the requirements that: (i)
                         earnings and cash flow generated from the businesses of the
                         Georgia-Pacific Group or the Timber Group will be used only for reinvestment in the business of the Group generating such
                         earnings and related cash flow, for repayment of its debt or for payment of dividends on, or for the repurchase of shares of,
                         Common Stock related to that Group; (ii) the Board review
                         capital expenditures and significant transactions of the
                         Georgia-Pacific Group and the Timber Group; (iii) corporate opportunities be allocated in the best interests of the Company;
                         and (iv) the Groups not compete in each other's principal
                         businesses. See "Proposal 1--The Letter Stock Proposal--Certain
                         Management and Allocation Policies."

                          GEORGIA-PACIFIC CORPORATION
                            SELECTED FINANCIAL DATA

  The following table sets forth Selected Financial Data of Georgia-Pacific Corporation and subsidiaries and should be read in conjunction with the Company's consolidated financial statements and notes thereto and the discussion set forth in the Company's "Management's Discussion and Analysis" included in Annex III of this Proxy Statement. The Selected Financial Data presented below for the three years ended December 31, 1996 are derived from the consolidated financial statements of Georgia-Pacific Corporation and subsidiaries which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included in Annex III of this Proxy Statement. The Selected Financial Data for the two years ended December 31, 1993 are derived from the audited consolidated financial statements of the Company not included in this Proxy Statement. The Selected Financial Data for the nine-month periods ended September 30, 1997 and 1996 are derived from the unaudited consolidated financial statements of the Company, which have been prepared on the same basis as the Company's audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations set forth herein. The results of operations for the interim period ended September 30, 1997 are not necessarily indicative of the results to be obtained for the full fiscal year.

                          NINE MONTHS
                             ENDED
                          SEPTEMBER 30            YEAR ENDED DECEMBER 31
                         ---------------  -------------------------------------------
                          1997     1996    1996     1995     1994     1993     1992
                         -------  ------  -------  -------  -------  -------  -------
                               ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS:
 Net sales.............. $ 9,844  $9,828  $13,024  $14,313  $12,738  $12,287  $11,847
 Cost of sales,
  excluding depreciation
  and cost of timber
  harvested.............   7,691   7,441    9,933    9,885    9,620    9,495    9,238
 Depreciation and cost
  of timber harvested...     710     707      937      926      913      953      948
 Income (loss) before
  extraordinary item and
  accounting change.....     203     159      161    1,018      326      (18)    (60)
 Net income (loss)(1)...     203     154      156    1,018      310      (34)    (124)
 Income (loss) before
  extraordinary item and
  accounting change per
  share.................    2.23    1.75     1.78    11.29     3.66    (0.21)   (0.69)
 Net income (loss) per
  share.................    2.23    1.70     1.72    11.29     3.48    (0.39)   (1.43)
 Dividends per common
  share.................    1.50    1.50     2.00     1.90     1.60     1.60     1.60
BALANCE SHEET DATA:
 Total assets........... $13,108          $12,818  $12,335  $10,864  $10,545  $10,912
 Total debt(2)..........   5,434            5,928    5,591    5,721    5,737    5,888
 Total liabilities......   9,467            9,297    8,816    8,244    8,143    8,404
 Shareholders' equity...   3,641            3,521    3,519    2,620    2,402    2,508
 Book value per common
  share.................   39.60            38.52    38.54    28.95    26.60    28.47
OPERATING DATA:
 EBITDA(3).............. $ 1,335  $1,384  $ 1,751  $ 3,114  $ 1,973  $ 1,544  $ 1,474
 EBITDA margin(3).......      14%     14%      13%      22%      15%      13%      12%
 Cash provided by opera-
  tions................. $   780  $1,034  $ 1,213  $ 1,474  $ 1,009  $   585  $ 1,027
 Cash used for investing
  activities............    (179) (1,142)  (1,359)  (1,533)    (829)    (398)    (492)
 Cash (used for) pro-
  vided by financing ac-
  tivities..............    (604)    107      145       17     (168)    (201)    (528)
 Ratio of earnings to
  fixed charges(4)......    1.93x   1.73x    1.55x    4.41x    2.14x    1.07x    0.91x
 Property, plant and
  equipment investment.. $   426  $  871  $ 1,059  $ 1,259  $   850  $   421  $   347
 Proceeds from asset
  sales.................     356     113      132       59      249      260       55

--------

(Footnotes on following page)

(1) Net income for the nine months ended September 30, 1997 includes an after-tax gain of $80 million from the sale of timberlands, a sawmill and a particleboard plant. Net income for the nine months ended September 30, 1996 includes an after-tax expense of $23 million primarily related to the voluntary early retirement program and an after-tax gain of $25 million from the sale of two gypsum wallboard facilities. Net income in 1994 and 1993 includes after-tax gains of $39 million and $7 million, respectively, from asset divestitures.
(2) Total debt for 1996, 1995, 1994, 1993 and 1992 include proceeds from the accounts receivable sale program under the assumption that at the end of the program the proceeds would be replaced by debt.

(3) EBITDA represents income before extraordinary item and accounting change, interest, income taxes, other income or expense, depreciation and cost of timber harvested and amortization. EBITDA margin represents EBITDA divided by net sales. EBITDA and EBITDA margin presented herein are not necessarily comparable to EBITDA or EBITDA margin presented by other companies due to the fact that not all companies use the same definition. Management believes that EBITDA and EBITDA margin provide additional indicators of the financial performance of the Company. EBITDA provides an approximation of the ability of the Company's assets to generate cash on an on-going basis and aids in comparing the cash-generating ability of companies with different capital structures, depreciation schedules and goodwill amortization. EBITDA does not represent cash flow from operations, investing and financing activities as defined by generally accepted accounting principles ("GAAP"). Additionally, EBITDA does not measure whether cash flow is sufficient to fund all cash flow needs, including principal amortization, capital expenditures and dividends to shareholders, and should not be considered as an alternative to net income for purposes of evaluating the Company's operating performance or as an alternative to cash flow, as defined by GAAP, as a measure of liquidity.

(4) For the purpose of computing the ratio of earnings to fixed charges (1) "earnings" consist of (a) income before income taxes, extraordinary item and accounting changes, (b) interest expense (excluding interest capitalized during the period and including amortization of previously capitalized interest) and (c) one-third (the portion deemed representative of the interest factor) of rental expense; and (2) "fixed charges" consist of total interest costs (including interest capitalized during the period) and one-third of rental expense.

               GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

                            SELECTED FINANCIAL DATA

  The following table sets forth Selected Financial Data of the Georgia-Pacific Group and should be read in conjunction with the Georgia-Pacific Group's combined financial statements and notes thereto and the discussion set forth in the Georgia-Pacific Group's "Management's Discussion and Analysis" included in Annex IV of this Proxy Statement. The Selected Financial Data presented below for the three years ended December 31, 1996 are derived from the combined financial statements of the Georgia-Pacific Group which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included in Annex IV of this Proxy Statement. The Selected Financial Data for the two years ended December 31, 1993 and for the nine-month periods ended September 30, 1997 and 1996 are derived from the unaudited combined financial statements of the Georgia-Pacific Group, which have been prepared on the same basis as the Georgia-Pacific Group's audited financial statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations set forth herein. The results of operations for the interim period ended September 30, 1997 are not necessarily indicative of the results to be obtained for the full fiscal year.

                             NINE MONTHS
                         ENDED SEPTEMBER 30            YEAR ENDED DECEMBER 31
                         --------------------  -------------------------------------------
                           1997       1996      1996     1995     1994     1993     1992
                         ---------  ---------  -------  -------  -------  -------  -------
                                  ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS:
 Net sales.............. $   9,747  $   9,736  $12,901  $14,195  $12,624  $12,157  $11,715
 Cost of sales,
  excluding depreciation
  and cost of timber
  harvested.............     7,912      7,630   10,225   10,138    9,812    9,626    9,343
 Depreciation and cost
  of timber harvested...       674        666      880      871      868      911      910
 Income (loss) before
  extraordinary item and
  accounting change.....        18         79       34      921      265      (61)     (91)
 Net income (loss)(1) ..        18         74       29      921      249      (77)    (155)
 Pro forma income before
  extraordinary item and
  accounting change per
  share.................      0.20                0.38
 Pro forma net income
  per share(2)..........      0.20                0.32
 Dividends per common
  share.................      0.75       0.75     1.00     0.95     0.80     0.80     0.80
BALANCE SHEET DATA:
 Total assets........... $  11,938             $11,492  $10,987  $ 9,520  $ 9,194  $ 9,529
 Total debt.............     4,457               4,612    4,226    4,348    4,365    4,518
 Total liabilities......     8,241               7,799    7,261    6,683    6,587    6,844
 Group equity...........     3,697               3,693    3,726    2,837    2,607    2,685
 Book value per common
  share.................     40.23               40.40    40.81    31.35    28.87    30.48
OPERATING DATA:
 EBITDA(3).............. $   1,045  $   1,135  $ 1,381  $ 2,788  $ 1,714  $ 1,300  $ 1,259
 EBITDA margin(3).......        11%        12%      11%      20%      14%      11%      11%
 Cash provided by
  operations............ $     612  $     910  $ 1,047  $ 1,335  $   921  $   498  $   930
 Cash used for investing
  activities............      (419)    (1,120)  (1,334)  (1,489)    (813)    (414)    (464)
 Cash (used for)
  provided by financing
  activities............      (196)       209      286      112      (96)     (98)    (459)
 Property, plant and
  equipment investment..       426        869    1,055    1,253      843      416      342
 Proceeds from asset
  sales.................        80        102      105       35      221      213       54

(Footnotes on following page)

(1) Net income for the nine months ended September 30, 1997 includes an after-tax gain of $9 million from the sale of a sawmill and a particleboard plant. Net income for the nine months ended September 30, 1996 includes an after-tax expense of $23 million primarily related to the voluntary early retirement program and an after-tax gain of $25 million from the sale of two gypsum wallboard facilities. Net income in 1994 and 1993 includes after-tax gains of $39 million and $7 million, respectively, from asset divestitures.

(2) Pro forma net income per share is computed based on net income, divided by the weighted average number of common shares outstanding (net of restricted stock), which were 91.2 million for the nine months ended September 30, 1997 and 90.6 million for the year ended December 31, 1996. This assumes that the Company will distribute Timber Stock on a one-for-one basis and will redesignate the Existing Common Stock as Georgia-Pacific Group Stock upon approval of the Letter Stock Proposal.

(3) EBITDA represents income before extraordinary item and accounting change, interest, income taxes, other income or expense, depreciation and cost of timber harvested, and amortization. EBITDA margin represents EBITDA divided by net sales. EBITDA and EBITDA margin presented herein are not necessarily comparable to EBITDA or EBITDA margin presented by other companies due to the fact that not all companies use the same definition. Management believes that EBITDA and EBITDA margin provide additional indications of the financial performance of the Company. EBITDA provides an approximation of the ability of the Company's assets to generate cash on an on-going basis and aids in comparing the cash-generating ability of companies with different capital structures, depreciation schedules and goodwill amortization. EBITDA does not represent cash flow from operations, investing and financing activities as defined by GAAP. Additionally, EBITDA does not measure whether cash flow is sufficient to fund all cash flow needs, including principal amortization, capital expenditures and dividends to shareholders, and should not be considered as an alternative to net income for purposes of evaluating the Company's operating performance or as an alternative to cash flow, as defined by GAAP, as a measure of liquidity.

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

                            SELECTED FINANCIAL DATA

  The following table sets forth Selected Financial Data of the Timber Group and should be read in conjunction with the Timber Group's combined financial statements and notes thereto and the discussion set forth in the Timber Group's "Management's Discussion and Analysis" included in Annex V of this Proxy Statement. The Selected Financial Data presented below for the three years ended December 31, 1996 are derived from the combined financial statements of the Timber Group which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included in Annex V of this Proxy Statement. The Selected Financial Data for the two years ended December 31, 1993 and for the nine-month periods ended September 30, 1997 and 1996 are derived from the unaudited combined financial statements of the Timber Group, which have been prepared on the same basis as the Timber Group's audited financial statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations set forth herein. The results of operations for the interim period ended September 30, 1997 are not necessarily indicative of the results to be obtained for the full fiscal year.

                            NINE MONTHS
                         ENDED SEPTEMBER 30         YEAR ENDED DECEMBER 31
                         ------------------   ---------------------------------------
                           1997       1996     1996     1995    1994    1993    1992
                         ---------  --------- -------  ------  ------  ------  ------
                               ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS:
 Net sales
  Timber--Georgia-
   Pacific Group........ $     323  $    316  $   424  $  375  $  311  $  243  $  244
  Timber--third parties,
   delivered(1).........        65        67       89      89      91      93      90
  Timber--third parties,
   stumpage(1)..........        10         6        7       7       6      22      27
  Other.................        22        19       27      22      17      15      15
                         ---------  --------  -------  ------  ------  ------  ------
   Total net sales......       420       408      547     493     425     373     376
 Cost of sales,
  excluding depreciation
  and cost of timber
  harvested.............       102       126      132     122     119     112     139
 Depreciation and cost
  of timber harvested...        36        41       57      55      45      42      38
 Net income(2)..........       185        80      127      97      61      43      31
 Pro forma net income
  per share(3)..........      2.03               1.40
 Dividends per common
  share.................      0.75      0.75     1.00    0.95    0.80    0.80    0.80
BALANCE SHEET DATA:
 Total assets........... $   1,170            $ 1,326  $1,348  $1,344  $1,351  $1,383
 Total debt.............       977              1,316   1,365   1,373   1,372   1,370
 Total liabilities......     1,226              1,498   1,555   1,561   1,556   1,560
 Group deficit..........       (56)              (172)   (207)   (217)   (205)   (177)
 Book value per common
  share.................     (0.61)             (1.88)  (2.27)  (2.40)  (2.27)  (2.01)
OPERATING DATA:
 EBITDA(4).............. $     290  $    251  $   370  $  326  $  259  $  244  $  215
 EBITDA margin(4).......        69%       62%      68%     66%     61%     65%     57%
 Cash provided by
  operations............ $     168  $    124  $   166  $  139  $   88  $   87  $   97
 Cash provided by (used
  for) investing
  activities............       240       (22)     (25)    (44)    (16)     16     (28)
 Cash used for financing
  activities............      (408)     (102)    (141)    (95)    (72)   (103)    (69)
 Timber and timberlands
  investment............        36        31       48      62      37      31      29
 Proceeds from sales of
  timberlands...........       276        11       27      24      28      47       1
 Volumes (thousand
  tons):
  Southern softwood
   sawtimber............     4,584     4,348    6,003   4,430   4,335   4,356     N/A
  Western softwood
   sawtimber............     1,191     1,574    1,891   2,096   1,894   2,487     N/A
  Softwood pulpwood.....     3,874     3,654    5,492   4,804   4,646   4,368     N/A
  Hardwood sawtimber....       311       224      415     320     323     307     N/A
  Hardwood pulpwood.....     1,999     1,715    2,359   2,147   1,840   2,208     N/A
                         ---------  --------  -------  ------  ------  ------
   Total................    11,959    11,515   16,160  13,797  13,038  13,726     N/A
                         =========  ========  =======  ======  ======  ======
 Prices (per ton):
  Southern softwood
   sawtimber............ $      46  $     42  $    42  $   44  $   38     N/A     N/A
  Western softwood
   sawtimber(5).........        77        74       76      84      81     N/A     N/A
  Softwood pulpwood.....        15        16       16      14      14     N/A     N/A
  Hardwood sawtimber....        50        34       34      31      31     N/A     N/A
  Hardwood pulpwood.....        11        12       10      10       8     N/A     N/A
   Weighted average
    price...............        35        35       32      34      31     N/A     N/A

--------

(Footnotes on following page)

(1) Delivered sales include the price of standing timber and costs of logging and delivery paid by the Timber Group. Stumpage sales include only the price of standing timber; logging and delivery costs are paid directly by the purchaser.

(2) Net income for the nine months ended September 30, 1997 includes an after-tax gain of $71 million from the sale of timberlands.

(3) Pro forma net income per share is computed based on net income, divided by the weighted average number of common shares outstanding (net of restricted stock), which were 91.2 million for the nine months ended September 30, 1997 and 90.6 million for the year ended December 31, 1996. This assumes that the Company will distribute Timber Stock on a one-for-one basis and will redesignate the Existing Common Stock as Georgia-Pacific Group Stock upon approval of the Letter Stock Proposal.

(4) EBITDA represents income before interest, income taxes, other income or expense, depreciation and cost of timber harvested, and amortization. EBITDA margin represents EBITDA divided by net sales. EBITDA and EBITDA margin presented herein are not necessarily comparable to EBITDA or EBITDA margin presented by other companies due to the fact that not all companies use the same definition. Management believes that EBITDA and EBITDA margin provide additional indications of the financial performance of the Company. EBITDA provides an approximation of the ability of the Company's assets to generate cash on an on-going basis and aids in comparing the cash-generating ability of companies with different capital structures, depreciation schedules and goodwill amortization. EBITDA does not represent cash flow from operations, investing and financing activities as defined by GAAP. Additionally, EBITDA does not measure whether cash flow is sufficient to fund all cash flow needs, including principal amortization, capital expenditures and dividends to shareholders, and should not be considered as an alternative to net income for purposes of evaluating the Company's operating performance or as an alternative to cash flow, as defined by GAAP, as a measure of liquidity.

(5) Prices for Western softwood sawtimber are on a delivered basis.

N/A--Not Available

             PRICE RANGE OF AND DIVIDENDS ON EXISTING COMMON STOCK

  The following table sets forth the high and low sales prices of the Existing Common Stock on the New York Stock Exchange Composite Tape (the "Composite Tape") and the dividends paid per share on the Existing Common Stock during the periods indicated.

                                                   SALES PRICE
                                                 ----------------
                                                   HIGH     LOW   DIVIDENDS PAID
                                                 -------- ------- --------------
1995
 First Quarter.................................. $  81.75 $71.125      $.40
 Second Quarter.................................    86.75  75.875       .50
 Third Quarter..................................    95.75   84.25       .50
 Fourth Quarter.................................   87.875   65.75       .50
1996
 First Quarter.................................. $  75.25 $ 63.00      $.50
 Second Quarter.................................    78.50  67.625       .50
 Third Quarter..................................    79.75   69.75       .50
 Fourth Quarter.................................    81.00   69.25       .50
1997
 First Quarter.................................. $  78.75 $ 71.00      $.50
 Second Quarter.................................    90.25   70.50       .50
 Third Quarter .................................  105.125  85.625       .50
 Fourth Quarter (through November 7, 1997)......                        .00

  On September 16, 1997, the trading day prior to the Company's announcement of the Letter Stock Proposal, and on November 7, 1997, the trading day prior to the date of this Proxy Statement, the closing sales prices of the Existing
Common Stock, as reported on the Composite Tape, were $94.5625 and $      ,
respectively. As of November 4, 1997, there were      shares of Existing Common
Stock outstanding and      holders of record of Existing Common Stock.

   CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

  Certain statements under the captions "Proxy Statement Summary--The Letter Stock Proposal," "Risk Factors," Annex III--"Georgia-Pacific Corporation-- Management's Discussion and Analysis," Annex IV--"Georgia-Pacific Group-- Business," Annex IV--"Georgia-Pacific Group--Management's Discussion and Analysis," Annex V--"Timber Group--Business" and Annex V--"Timber Group-- Management's Discussion and Analysis," including statements regarding the Georgia-Pacific Group's expectations regarding future environmental regulation and the effects thereof on future timber supplies and prices, and the realization of expected cost savings, and the Timber Group's projections concerning growth rates of its forests, harvest plans, timber inventories and timber prices, and its expectations regarding future demand for timber, levels of environmental regulation, Canadian timber imports and timber sales by United States government agencies and the effects thereof on future timber supplies and prices, as well as other statements contained in this Proxy Statement or in the Annexes hereto which are not historical facts, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions. In addition to the risks, uncertainties and assumptions discussed in the "Business" descriptions contained in Annexes IV and V or elsewhere in this Proxy Statement, factors that could cause or contribute to actual results differing materially from such forward-looking statements include those other risks, uncertainties and assumptions discussed in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by the Company's Annual Report on Form 10-K/A filed on March 17, 1997 and the Company's Annual Report on Form 10-K/A-1 filed on March 25, 1997, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, and the Company's Current Reports on Form 8-K dated October 17, 1996, September 17, 1997 and September 18, 1997 and on Form 8-K/A dated September 18, 1997.

                                 RISK FACTORS

SHAREHOLDERS OF ONE COMPANY; FINANCIAL EFFECTS ON ONE GROUP COULD AFFECT THE
OTHER

  Holders of Georgia-Pacific Group Stock and Timber Stock will be shareholders of a single company and will continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities, notwithstanding the allocation of assets and liabilities (including contingent liabilities) and shareholders' equity between the Georgia-Pacific Group and the Timber Group for the purpose of preparing their respective financial statements. Such allocation and the change in the equity structure of the Company contemplated by the Letter Stock Proposal will not result in a distribution or spin-off to shareholders of any assets or liabilities of the Company or otherwise affect ownership of any assets or responsibility for the liabilities of the Company or any of its subsidiaries.

  Financial effects arising from either Group that affect the Company's consolidated results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other Group and the market price of the Common Stock relating to the other Group. In addition, any net losses of either Group and dividends or distributions on, or repurchases of, either class of Common Stock or repurchases of certain preferred stock or junior preferred stock will reduce the legally available funds of the Company available for payment of dividends on each class of Common Stock. Accordingly, the Company's consolidated financial information should be read in conjunction with the financial information provided for each Group.

  If the Letter Stock Proposal is approved by the shareholders and implemented by the Board, the Company will provide to holders of Georgia-Pacific Group Stock and Timber Stock, in addition to the information relating to the consolidated Company currently provided to holders of Existing Common Stock, audited financial statements, Management's Discussion and Analysis, business descriptions and other information for each Group. The financial statements of each Group will reflect the financial position, results of operations and cash flows of the businesses included therein. Consistent with the Restated Articles and relevant intergroup policies, each

Group's financial statements will also include allocated portions of the Company's corporate assets and liabilities, including contingent liabilities. See "Proposal 1--The Letter Stock Proposal--Certain Management and Allocation Policies" and the financial information of the Company, the Georgia-Pacific Group and the Timber Group set forth in Annexes III, IV and V hereto, respectively.

LIMITED SEPARATE SHAREHOLDER RIGHTS; EFFECTS ON VOTING POWER

  Holders of Georgia-Pacific Group Stock and Timber Stock will have only the rights customarily held by common shareholders of the Company and will not have any rights related to their corresponding Group except for (i) certain rights with regard to dividends and liquidation, (ii) requirements for a mandatory dividend, redemption or conversion upon the disposition of assets of their corresponding Group described under "Proposal 1--The Letter Stock Proposal--Description of Georgia-Pacific Group Stock and Timber Stock-- Conversion and Redemption--Mandatory Dividend, Redemption or Conversion of Common Stock" and (iii) a right to vote on matters as a separate voting group in the limited circumstances provided under the Georgia Business Code or by stock exchange rules.

  Under the Georgia Business Code, the holders of Georgia-Pacific Group Stock and Timber Stock will vote together as a single voting group, except as to certain amendments to the Restated Articles or in connection with mergers and statutory share exchanges involving such amendments. Accordingly, if a separate vote on a matter by the holders of either the Georgia-Pacific Group Stock or the Timber Stock is not required under the Georgia Business Code or by stock exchange rules, and if the Board does not require a separate vote, either class of Common Stock that is entitled to more than the number of votes required to approve such matter will be in a position to control the outcome of such vote even if the matter involves a divergence or conflict of the interests of the holders of the Georgia-Pacific Group Stock and the Timber Stock. As a result, if the holders of Common Stock having a majority of the voting power of all shares of Common Stock outstanding approved a merger or statutory share exchange, the terms of which did not require separate class voting under the Georgia Business Code or stock exchange rules, then the merger or statutory share exchange could be consummated even if the holders of a majority of either class of Common Stock (but less than a majority of all the outstanding voting power) were to vote against the merger or statutory share exchange. See "--Potential Conflicting Interests-- Allocation of Proceeds of Mergers, Consolidations or Statutory Share Exchanges."

  Conversely, if a separate vote on a matter by the holders of either Georgia-Pacific Group Stock or the Timber Stock is required under the Georgia Business Code, by stock exchange rules or by the Board, such holders of either Georgia-Pacific Group Stock or Timber Stock could prevent approval of such matter, even if the holders of a majority of the total number of votes cast or entitled to be cast with respect to both the Georgia-Pacific Group Stock and the Timber Stock voting together as a group were to vote in favor of it. See "Proposal 1--The Letter Stock Proposal--Description of Georgia-Pacific Group Stock and Timber Stock--Voting Rights" and "--Potential Conflicting Interests--Allocation of Proceeds of Mergers, Consolidations or Statutory Share Exchanges."

  Each share of Georgia-Pacific Group Stock will have one vote. Each share of Timber Stock will have a variable vote equal to the ratio of the time-weighted average Market Value of one share of Timber Stock to the time-weighted average Market Value of one share of Georgia-Pacific Group Stock, calculated over the 20-trading day period ending 10 trading days prior to the record date for each respective meeting of shareholders. This formula is intended to equate the proportionate per share voting rights of each class of Common Stock to their respective Market Values at the time of any vote. Accordingly, the relative voting power per share of Georgia-Pacific Group Stock and Timber Stock will fluctuate based on the respective Market Values of the two classes of Common Stock. Market Value could be affected by many factors, including the results of operations of the Company and each of the Groups, trading volume, share issuances and repurchases and general economic and market conditions. See "Proposal 1--The Letter Stock Proposal--Description of Georgia-Pacific Group Stock and Timber Stock--Voting Rights." The provision providing for a variable vote per share of Timber Stock is disadvantageous to the holders of Georgia-Pacific Group Stock or Timber Stock to the extent that the Market Value of such class of Common Stock decreases relative to the other, and is advantageous to the holders of Georgia-Pacific Group Stock or Timber Stock to the extent the Market Value of such class of Common Stock increases relative to the other. Changes in the aggregate votes or relative voting power of Timber Stock or the Georgia-Pacific Group Stock could result from the market's reaction to a decision by the Company's management or Board that is perceived to affect differently one class of Common Stock in comparison to the other or the issuance or repurchase of shares of Common Stock of either class. It is expected that initially the Georgia-Pacific Group Stock will have a substantial majority of the voting power of the Company because the aggregate market value of the outstanding shares of Georgia-Pacific Group Stock is expected initially to be substantially greater than the aggregate market value of the outstanding shares of Timber Stock.

FIDUCIARY DUTIES OF THE BOARD; NO DEFINITIVE PRECEDENT UNDER GEORGIA LAW

  Under the Georgia Business Code, each member of the Board must discharge his or her duties in a manner he or she believes in good faith to be in the best interests of the corporation with the care an ordinarily prudent person in a like position would exercise under similar circumstances. Although the Company is not aware of any precedent concerning the manner in which principles of Georgia law would be applied in the context of the capital structure contemplated by the Letter Stock Proposal, Georgia courts generally apply the statutory standard described above to determine if a board of directors has satisfied its fiduciary duties. Courts interpreting Georgia law have held that directors satisfy their fiduciary duties if they make a good faith business determination in an informed and deliberate manner with a careful consideration of the action to be taken. If the Board acts in accordance with the standards described above with respect to any matter having a disparate impact upon the holders of Georgia-Pacific Group Stock or the holders of Timber Stock, it should have a defense to any challenge made by or on behalf of either group of holders. Nevertheless, a Georgia court hearing a case involving such a challenge may decide to apply principles of Georgia law other than those discussed above, or, because such a case would be a case of first impression, may fashion new principles of Georgia law to decide such a case. There may arise circumstances involving a divergence or conflict of the interests of the holders of Georgia-Pacific Group Stock and holders of Timber Stock in which the Board is held to have properly discharged its duty to act in accordance with its good faith business judgment of the best interests of the Company but in which holders of Georgia-Pacific Group Stock or Timber Stock consider themselves to be disadvantaged relative to the other class. In such a case, such holders might not have any remedy under Georgia law with respect to the circumstances giving rise to the divergence or conflict of interests.

  Directors of the Company will initially own an equal number of shares of Georgia-Pacific Group Stock and Timber Stock as a result of the Distribution. However, disproportionate ownership interests of members of the Board in Georgia-Pacific Group Stock or Timber Stock or the respective market values of the Georgia-Pacific Group Stock and the Timber Stock could create potential conflicts of interest when directors are faced with decisions that could have different implications for the different classes. See "--Potential Conflicting Interests" and "Proposal 1--The Letter Stock Proposal--Certain Management and Allocation Policies--Fiduciary and Management Responsibilities."

POTENTIAL CONFLICTING INTERESTS

  The existence of separate classes of Common Stock could give rise to occasions when the interests of the holders of Georgia-Pacific Group Stock or Timber Stock diverge or conflict. Examples include determinations by the Board to (i) pay or omit the payment of dividends on Georgia-Pacific Group Stock or Timber Stock, (ii) allocate consideration to be received by holders of each of the classes of Common Stock in connection with a merger, consolidation or statutory share exchange involving the Company, (iii) convert one class of Common Stock into shares of the other class of Common Stock, (iv) approve certain dispositions of the assets of either Group, and (v) make decisions governing timber supply and other operational and financial decisions with respect to one Group that could be considered to be detrimental to the other Group, each as further described below. When making decisions with regard to matters that create potential diverging or conflicting interests, the Board (or any committee of the Board to which the matter has been referred) will act in accordance with its fiduciary duties, the terms of the Restated Articles, and, to the extent applicable, the management and allocation policies described in "Proposal 1--The Letter Stock Proposal--Certain Management and Allocation Policies." See "--Fiduciary Duties of the Board; No Definitive Precedent Under Georgia Law." Each of the foregoing potential conflicts of interest is discussed below.

  NO ASSURANCE OF PAYMENT OF DIVIDENDS. The Board has adopted a dividend policy to pay an equal dividend on the Georgia-Pacific Group Stock and the Timber Stock, which together will equal the dividend currently payable on the Existing Common Stock. Determinations as to the future dividends on the Georgia-Pacific Group Stock and the Timber Stock will be based primarily upon the financial condition, results of operations and business requirements of the relevant Group and the Company as a whole. Dividends on the Georgia-Pacific Group Stock and Timber Stock will be payable out of the lesser of (i) all assets of the Company legally available for the payment of dividends and
(ii) the Available Dividend Amount with respect to the relevant Group. Subject to such limitations, the Board has the authority to declare and pay dividends on the Georgia-Pacific Group Stock and the Timber Stock in any amount and could, in its sole discretion, declare and pay dividends exclusively on the Georgia-Pacific Group Stock, exclusively on the Timber Stock or on both, in equal or unequal amounts, notwithstanding the amount of dividends previously declared on each class, the respective voting or liquidation rights of each class or any other factor. In addition, net losses of either Group, dividends and distributions on either class of Common Stock or any Preferred Stock or Junior Preferred Stock and any repurchases of Georgia-Pacific Group Stock, Timber Stock or certain Preferred Stock or Junior Preferred Stock, will reduce the assets of the Company legally available for future dividends on the Georgia-Pacific Group Stock and the Timber Stock. See "Proposal 1--The Letter Stock Proposal--Dividend Policy" and "--Description of Georgia-Pacific Group Stock and Timber Stock--Dividends."

  ALLOCATION OF PROCEEDS OF MERGERS, CONSOLIDATIONS OR STATUTORY SHARE EXCHANGES. The Letter Stock Proposal does not contain any provisions governing how consideration to be received by holders of Common Stock in connection with a merger, consolidation or statutory share exchange involving the entire Company is to be allocated among holders of each class of Common Stock. In any such merger, consolidation or statutory share exchange, the percentage of the consideration to be allocated to holders of each class of Common Stock will be determined by the Board and may be materially more or less than that which might have been allocated to such holders had the Board chosen a different method of allocation. See "--Limited Separate Shareholder Rights; Effects on Voting Power."

  OPTIONAL CONVERSION OF CLASSES OF COMMON STOCK. The Board could, in its sole discretion and without shareholder approval, determine to convert shares of Georgia-Pacific Group Stock into shares of Timber Stock, or vice versa, at a 15% premium at any time, or at a 10% premium in connection with a Disposition of all or substantially all of the properties or assets of the Group whose stock is being converted. Any such determination could be made at a time when either or both classes of Common Stock may be considered to be overvalued or undervalued. Any conversion of one class of Common Stock at any premium would dilute the interests in the Company of the holders of the other class of Common Stock being issued in the conversion. In addition, any such conversion of one class of Common Stock into the other class of Common Stock would preclude holders of both classes of Common Stock from retaining their investment in a security that is intended to reflect separately the performance of the relevant Group. Holders of shares of the class of Common Stock converted may receive a greater or lesser premium than any premium that might be paid by a third-party buyer of all or substantially all of the assets of the Group whose stock is converted. In determining whether to convert one class of Common Stock into the other class of Common Stock, the Board will act in accordance with its good faith business judgment that any such conversion is in the best interests of the Company as a whole, but not necessarily in the best interests of either Group individually. See "Proposal 1--The Letter Stock Proposal--Description of Georgia-Pacific Group Stock and Timber Stock-- Conversion and Redemption" and "--Fiduciary Duties of the Board; No Definitive Precedent Under Georgia Law."

  DISPOSITIONS OF GROUP ASSETS. The Board could, in its sole discretion and without shareholder approval, approve sales and other dispositions of any amount of the properties and assets of either Group that represent less than substantially all of the properties and assets of the Company because Georgia law requires shareholder approval only for a sale or other disposition of all or substantially all of the properties and assets of the entire Company. The proceeds from any such disposition will be assets of the Group to which the assets belong and will be used for its benefit. The Restated Articles contain provisions that, in the event of a Disposition of all or substantially all of the properties and assets of either Group, other than in a Related Business Transaction, require the Company to (i) distribute to holders of the class of Common Stock relating to the Group subject to such Disposition an amount in cash and/or securities or other property equal to their proportionate interest in the Fair Value of the Net Proceeds of such Disposition either by special dividend or redemption of all or part of the shares of such class of Common Stock or (ii) convert the outstanding shares of such Common Stock into a number of shares of the class of Common Stock relating to the other Group equal to 110% of the ratio, calculated over a period of time, of the average Market Value of one share of Common Stock relating to the Group subject to such Disposition to the average Market Value of one share of Common Stock relating to the other Group. See "Proposal 1--The Letter Stock Proposal--Description of Georgia-Pacific Group Stock and Timber Stock-- Conversion and Redemption." The terms of the Common Stock do not require the Board to select the option that would result in the distribution with the highest value to the holders of Common Stock relating to the Group subject to such Disposition or with the smallest effect on Common Stock relating to the other Group. The Board would select an option based upon its good faith business judgment that such option is in the best interests of the Company. See "--Fiduciary Duties of the Board; No Definitive Precedent under Georgia Law."

  TIMBER SUPPLY ARRANGEMENTS; OTHER OPERATIONAL AND FINANCIAL DECISIONS. The Timber Group and the Georgia-Pacific Group have negotiated an operating policy governing future sales of timber and wood fiber by the Timber Group to the Georgia-Pacific Group with an initial term of three years. Under this policy, the Georgia-Pacific Group will be required to purchase in the years 1998-2000, on a take-or-pay basis, 60% of the volume of timber and wood fiber harvested annually from the Timber Group's Southern forests. In 1998, the Georgia-Pacific Group has a right of first refusal to purchase up to 90% of the Timber Group's total annual harvest from each forest (which amount must include the 60% take-or-pay amount described above). In 1999 and 2000, the volume subject to this right of first refusal will decrease to 80%, and the Georgia-Pacific Group must exercise its right not later than October 15th of the preceding year. For 1998, the Georgia-Pacific Group has exercised its right of first refusal and agreed to purchase approximately 83% of the Timber Group's total annual harvest. All quantities of timber and wood fiber committed under the take-or-pay arrangement described above, and all quantities as to which the Georgia-Pacific Group exercises its right of first refusal for a particular year, will be sold at market prices determined quarterly. Such prices are intended to approximate prices negotiated between unaffiliated third parties in the open market and will be based upon (i) an average of the actual prices during the immediately preceding quarter received by the Timber Group for sales made by it to third parties, and prices paid by the Georgia-Pacific Group for purchases made by it from third parties, in the same forest region of timber and wood fiber of the same species, grade and size, and (ii) the benefit to the Georgia-Pacific Group of having access to a committed quantity of high quality timber and wood fiber in close proximity to its mills and plants.

  All quantities of timber and wood fiber harvested each year by the Timber Group and not committed to the Georgia-Pacific Group as described above may be sold by the Timber Group to any purchaser, including the Georgia-Pacific Group. In such case, the Georgia-Pacific Group may purchase such timber at negotiated prices or at prices determined in competitive bidding.


  This policy is intended to ensure that the Georgia-Pacific Group will be able to purchase from the Timber Group specified amounts of timber and wood fiber, while ensuring that the Timber Group, beginning in 1999, will be able to sell up to 20% of its annual harvest in the open market. This policy will remain in effect through 2000. If neither party gives written notice to the other of its desire to renegotiate or terminate the policy by October 15, 1998, the policy will automatically be extended through 2001 and thereafter will be extended for an additional year on each January 1 until any such notice of renegotiation or termination is received. As a result, the policy in effect has a two-year termination clause to allow both the Georgia-Pacific Group and the Timber Group time to find other sellers and purchasers, respectively, of timber and wood fiber.

  While there can be no assurance that the terms of this policy, or any changes in it which may be negotiated in the future, reflect those that would be negotiated between unaffiliated third parties, the Company believes that such agreements are not materially more or less favorable to the Timber Group or to the Georgia-Pacific Group than either could obtain in negotiations with unaffiliated third parties.

  The Board will review other operational and financial matters affecting the business of the Georgia-Pacific Group and the Timber Group, including capital spending, the allocation of corporate opportunities, and the allocation of corporate overhead, taxes, debt, interest and other matters. Any decision of the Board with respect to these matters could favor one Group at the expense of the other. All such decisions will be made by the Board in its good faith business judgment and in accordance with procedures and policies adopted by the Board from time to time. For further discussion of potential divergences or conflicts of interests, see "--Fiduciary Duties of the Board; No Definitive Precedent Under Georgia Law," "--Allocation of Financing Costs," and
"Proposal 1--The Letter Stock Proposal--Certain Management and Allocation Policies."

MANAGEMENT AND ALLOCATION POLICIES SUBJECT TO CHANGE

  The Company's policies described herein with respect to timber sales, dividends, the allocation of corporate overhead, taxes, debt, interest and other matters may be modified or rescinded, or additional policies may be adopted, in the sole discretion of the Board without approval of the shareholders, although the Board has no present intention to do so. Any determination of the Board to modify or rescind such policies, or to adopt additional policies, including any such decision that could have different effects upon holders of Georgia-Pacific Group Stock and holders of Timber Stock or could result in a benefit or detriment to one class of shareholders compared to the other class, would be made in accordance with the Board's good faith business judgment of the best interests of the Company. See "--Potential Conflicting Interests."

ALLOCATION OF FINANCING COSTS

  At September 30, 1997, the debt of the Timber Group was $977 million and the debt of the Georgia-Pacific Group was $4.5 billion. The debt of each Group bears interest at a rate equal to the weighted average interest rate of all of the Company's debt calculated on a quarterly basis. Expenses related to the debt are reflected in the weighted average interest rate. As a result, changes in the amount of debt of the weighted average interest of the Company's debt will increase or decrease the interest expense charged to each Group in respect of its debt. In addition, each Group will receive a "benefit" or "detriment" to the extent such weighted average cost is lower or higher, respectively, than the market rate for a hypothetical borrowing of debt by such Group if such Group were a stand-alone corporation. See "Proposal 1--The Letter Stock Proposal--Certain Management and Allocation Policies--Financing."

POTENTIAL EFFECTS OF POSSIBLE DISPOSITION OF ASSETS OF A GROUP

  The Restated Articles provide that upon a Disposition of all or substantially all of the properties and assets of either Group, the Company will be required, subject to certain exceptions, to (i) pay a special dividend on, or redeem some or all of, the outstanding shares of the class of Common Stock relating to such Group with the Net Proceeds of such Disposition or (ii) convert such Common Stock into shares of the class of Common Stock relating to the other Group. If the Group subject to such Disposition were a separate, independent company and its shares were acquired by another person, certain costs of such Disposition, including corporate level taxes, might not be payable in connection with such an acquisition. As a result, the consideration that would be received by shareholders of such a separate independent company in connection with such an acquisition might be greater than the Fair Value of the Net Proceeds that would be received by holders of the class of Common Stock relating to such Group if the assets of such Group were sold. In addition, no assurance can be given that the Net Proceeds per share of the class of Common Stock relating to such Group to be received in connection with a Disposition of all of the assets of such Group will be equal to or more than the market value per share of such Common Stock prior to or after announcement of such Disposition. See "--No Assurances as to Market Price" and "Proposal 1--The Letter Stock Proposal--Description of Georgia-Pacific Group Stock and Timber Stock--Conversion and Redemption-- Mandatory Dividend on or Redemption or Conversion of Common Stock."

EFFECTS ON POTENTIAL ACQUISITIONS OF A GROUP OR A CLASS OF COMMON STOCK

  If the Georgia-Pacific Group and the Timber Group were organized as stand-alone corporations, any person interested in acquiring either of such corporations without negotiation with management could seek to acquire control of the outstanding stock of such corporation by means of a tender offer or proxy contest. Although adoption of the Letter Stock Proposal will create two classes of Common Stock that are intended to reflect the separate performances of the Georgia-Pacific Group and the Timber Group, a person interested in acquiring only one Group without negotiation with the Company's management would still be required to seek control of the voting power represented by all of the outstanding capital stock of the Company, including the class of Common Stock related to the other Group. A potential acquiror could acquire control of the Company by acquiring shares of Common Stock having a majority of the voting power of all shares of Common Stock outstanding. Such a majority could be obtained by acquiring a sufficient number of shares of both classes of Common Stock or, if one class of Common Stock has a majority of such voting power, only shares of such class. It is expected that initially the Georgia-Pacific Group Stock will have a substantial majority of the voting power of the Company. Thus, initially, it might be possible for an acquiror to obtain control of the Company by purchasing only shares of Georgia-Pacific Group Stock. See "--Limited Separate Shareholder Rights; Effects on Voting Power" and "Proposal 1--The Letter Stock Proposal--Description of Georgia-Pacific Group Stock and Timber Stock--Voting Rights."

NO ASSURANCES AS TO MARKET PRICE

  Because there has been no prior market for the Georgia-Pacific Group Stock or the Timber Stock, there can be no assurance as to their market prices following the implementation of the Letter Stock Proposal. Moreover, there can be no assurance that the combined market values of a share of Georgia-Pacific Group Stock and a share of Timber Stock after the Distribution will equal or exceed the market value of a share of Existing Common Stock prior to the Distribution. See "Proxy Statement Summary--Price Range of and Dividends on Existing Common Stock."

  The market prices of the Georgia-Pacific Group Stock and the Timber Stock will be determined in the trading markets and could be influenced by many factors, including the consolidated results of the Company, as well as the respective performances of the Georgia-Pacific Group and the Timber Group, investors' and analysts' expectations for the Company as a whole and for each of the Georgia-Pacific Group and the Timber Group, trading volume, share issuances and repurchases and general economic market conditions. There can be no assurance that investors will assign values to the Georgia-Pacific Group Stock and the Timber Stock based on the reported financial results and prospects of the separate Groups or the dividend policies established by the Board with respect to such Groups. Additionally, financial effects arising from either Group that affect the Company's consolidated results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other Group and the market price of the class of Common Stock relating to such other Group. Finally, the results of operations of the Georgia-Pacific Group and, to a lesser extent, the Timber Group, will continue to be affected by cyclical supply and demand factors related to their businesses. There can be no assurance that the cyclicality of their respective businesses will not continue to be reflected in the market prices of the Georgia-Pacific Group Stock and of the Timber Stock. See Annex IV--"Business-- Cyclicality and Volatility of Earnings" and Annex V--"Business--Factors Affecting the Timber Group's Business."

  In addition, the Company cannot predict the impact on their market prices of certain terms of the Georgia-Pacific Group Stock or the Timber Stock, including the respective redemption and conversion rights applicable upon the disposition of substantially all the assets of either Group, the ability of the Company to convert shares of one class of Common Stock into shares of the other class of Common Stock, or the discretion of the Board to make various determinations relating to the separate classes. There can also be no assurance that the Timber Stock will be included in any stock market index in which the Existing Common Stock is now included, or that the Georgia-Pacific Group Stock will continue to be included in any such index. Not being included in a particular index could adversely affect demand for the Timber Stock or the Georgia-Pacific Group Stock and, consequently, the market price thereof.

                                    GENERAL

  This Proxy Statement and the enclosed form of proxy are being furnished to the shareholders of Georgia-Pacific in connection with the solicitation of proxies by the Board for use at the Special Meeting to be held at 10:00 a.m., Eastern Standard Time, on December 16, 1997. The Special Meeting will be held at the Four Seasons Hotel, 57 E. 57th Street, New York, New York. This Proxy Statement is first being mailed to shareholders on or about November 10, 1997. At the Special Meeting, holders of Existing Common Stock will consider and vote upon approval of the Letter Stock Proposal and the other proposals set forth in the Notice of Special Meeting of Shareholders.

  Only holders of record of shares of the Existing Common Stock at the close of business on November 4, 1997 will be eligible to vote at the Special Meeting. As of November 4, 1997, the most recent practicable date prior to the date of
this Proxy Statement, the Company had issued and outstanding        shares of
Existing Common Stock. The directors and executive officers of Georgia-Pacific beneficially own less than one percent of the outstanding shares of Existing Common Stock.

  Each share of Existing Common Stock is entitled to one vote on each of the five proposals. The approval of Proposals 1 and 5 will require the affirmative vote of the holders of a majority of the shares of Existing Common Stock entitled to be voted on the respective proposals. Proposals 2, 3 and 4 will be approved if the number of shares of Existing Common Stock voted in favor of the respective proposals exceeds the number of shares of Exisiting Common Stock voted against the respective proposals. Abstentions will not be counted as shares voted against Proposals 2, 3 and 4. Shareholders are not entitled to dissenters' rights with regard to any of the proposals.

  The presence of a majority of the shares of Existing Common Stock entitled to vote at the Special Meeting will constitute a quorum. Whether held of record or held beneficially in street name, shares will be counted for quorum purposes if such shares are voted on at least one matter to be considered at the Special Meeting. Shares represented by proxies which are marked "abstain" will be counted as shares present for purposes of determining the presence of a quorum. Abstentions also will be counted as shares entitled to vote with respect to each proposal and therefore will have the effect of a vote against Proposals 1 and 5 but will have no effect on the vote with respect to Proposals 2, 3 and 4. Proxies relating to "street name" shares that are voted by brokers on some but not all of the proposals will nevertheless be treated as shares present for purposes of determining the presence of a quorum but will not be treated as shares entitled to vote at the Special Meeting as to the proposals as to which authority to vote is withheld by the broker ("broker non-votes"). Consequently, such shares would have no effect on the outcome of the vote with respect to any of the proposals.

  Shares represented by properly executed proxies received in time for the Special Meeting will be voted at the meeting in the manner specified by the holders thereof. Except in the case of broker non-votes as described above, proxies which are properly executed but which do not contain voting instructions will be voted in favor of approval of each of the proposals. If necessary (unless the shares represented by a proxy are voted against one or more of the proposals), the persons named in the proxy also may vote in favor of a proposal to adjourn the Special Meeting to a subsequent date or dates without further notice in order to solicit and obtain sufficient votes to approve the matters being considered at the Special Meeting.

  The grant of a proxy on the enclosed form does not preclude a shareholder from voting in person. A shareholder may revoke a proxy at any time prior to its exercise by submitting a new proxy at a later date, by filing with the Secretary of the Company a duly executed revocation of proxy bearing a later date or by voting in person at the Special Meeting. Attendance at the Special Meeting will not of itself constitute revocation of a proxy.

  The Board has adopted a policy to ensure the confidentiality of the individual votes of the Company's shareholders, with certain limited exceptions. The policy provides that all shareholder proxies, ballots and voting materials that identify the votes of specific shareholders will be kept confidential and will not be disclosed to the Company, its affiliates, directors, officers and employees or to any third parties except where (i) disclosure is required by applicable law, (ii) a shareholder expressly requests disclosure with respect to his or her vote, or (iii) the Company concludes in good faith that a bona fide dispute exists as to the authenticity of one or more proxies, ballots or votes, or as to the accuracy of any tabulation of such proxies, ballots or votes. In addition, aggregate vote totals may be disclosed to the Company from time to time and publicly announced at the meeting of shareholders to which such vote totals relate. Proxy cards will be returned to, and tabulated by, an independent third party. The Company is not required to comply with this confidential voting policy in the event of a proxy contest unless the other person soliciting proxies in the contest agrees to comply with the policy. This confidential voting policy does not prohibit shareholders from disclosing the nature of their votes to the Company or to the Board if they wish to do so. The policy is intended to enhance shareholder rights and to encourage free and voluntary communication between the Company and its shareholders.

  If Proposal 1 is not approved by the shareholders, Proposals 2, 3 and 4 will not be implemented. Accordingly, a vote against Proposal 1 will have the effect of a vote against Proposals 2, 3 and 4. If Proposal 1 is approved by the shareholders, it will be implemented whether or not Proposals 2, 3, 4 or 5 are approved. If Proposal 5 is approved by the shareholders, it will be implemented whether or not Proposals 1, 2, 3 or 4 are approved.

A PROXY CARD IS ENCLOSED FOR YOUR USE. PLEASE COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD IN THE ACCOMPANYING ENVELOPE, WHICH IS POSTAGE-PAID IF MAILED IN THE UNITED STATES.

                     PROPOSAL 1--THE LETTER STOCK PROPOSAL

GENERAL

  The holders of the Existing Common Stock are being asked to consider and approve the Letter Stock Proposal which, if approved, will:

  (i)amend the Articles to designate a new class of common stock as Timber Stock, consisting of 250 million authorized shares, having the preferences, limitations and relative rights described in Annex I;

  (ii)amend the Articles to redesignate each authorized share of Existing Common Stock as, and convert each such share into, one share of Georgia-Pacific Group Stock having the preferences, limitations and relative rights described in Annex I;

  (iii)amend the Articles to increase the number of shares of Georgia-Pacific Group Stock authorized for issuance from 150 million shares to 400 million shares;

  (iv)amend the Articles to delete or revise certain provisions that are inconsistent with the Letter Stock Proposal; and

  (v)authorize a share dividend of the Timber Stock to the holders of shares of Georgia-Pacific Group Stock on the basis of one share of Timber Stock for each outstanding share of Georgia-Pacific Group Stock on the Effective Date.

  The ratio of one share of Timber Stock for each share of Existing Common Stock was determined by the Board on September 17, 1997 in consultation with Morgan Stanley & Co. Incorporated ("Morgan Stanley"), the Company's financial advisor in connection with the Letter Stock Proposal, and was based upon a desired initial trading range for the Timber Stock and the common shareholders' equity value of the Company attributable to the Timber Group. This equity value was established by taking into account, among other factors, the initial level of the Company's debt and equity capitalization to be allocated to the Timber Group, the Timber Group's recent historical financial performance relative to its competitors that are publicly traded and the then state of the markets for public offerings and other stock transactions. The redesignation and conversion of the Existing Common Stock into Georgia-Pacific Group Stock and the dividend of Timber Stock on the Georgia-Pacific Group Stock are expected to be tax free to both the Company and its shareholders. See "--Certain United States Federal Income Tax Considerations."

  IF THE LETTER STOCK PROPOSAL IS NOT APPROVED BY THE SHAREHOLDERS, THE TIMBER STOCK WILL NOT BE CREATED, THE EXISTING COMMON STOCK WILL NOT BE REDESIGNATED AND CONVERTED INTO GEORGIA-PACIFIC GROUP STOCK, THE NUMBER OF AUTHORIZED SHARES OF GEORGIA-PACIFIC GROUP STOCK WILL NOT BE INCREASED, AND NO DISTRIBUTION OF TIMBER STOCK WILL BE MADE ON SHARES OF THE GEORGIA-PACIFIC GROUP STOCK.

  If the Letter Stock Proposal is approved by the shareholders at the Special Meeting, the Company anticipates that the Restated Articles will be filed with the Secretary of State of the State of Georgia and the Distribution will be effective on the date of the Special Meeting or shortly thereafter, and that certificates representing Timber Stock will be mailed promptly. On the Effective Date, certificates formerly representing shares of Existing Common Stock that are held by shareholders will be deemed to represent an equal number of shares of Georgia-Pacific Group Stock. New certificates representing shares of Georgia-Pacific Group Stock will be issued in replacement of certificates formerly representing shares of Existing Common Stock as such certificates are received and canceled by the transfer agent. Shareholders should not mail in their Existing Certificates to either the Company or its transfer agent in connection with the Letter Stock Proposal. At any time prior to filing the Restated Articles with the Secretary of State of the State of Georgia, including after adoption by the shareholders of the Company, the Board may abandon the Letter Stock Proposal in whole, but not in part, without further action by the shareholders.

BACKGROUND OF AND REASONS FOR THE LETTER STOCK PROPOSAL

  The Letter Stock Proposal has been approved by the Board following its review of various alternatives for enhancing the overall return to the holders of Existing Common Stock, creating flexibility for the future growth of the Company, and advancing the Company's financial and strategic objectives.

  The Letter Stock Proposal is designed to separate the business and cash flows from operations, investing activities and financing activities ("cash flows") of the Company's timberlands from the rest of the Company, to charge the managers of each Group with the responsibility of maximizing the returns from their businesses, and to allow each Group to either retain its earnings and cash flows for reinvestment in the business or to return cash to its shareholders in the form of dividends or share repurchases. As more fully described under "--Certain Management and Allocation Policies" below, the Company intends that the earnings and cash flows of the Timber Group will be reinvested solely in that business or returned to holders of Timber Stock in the form of dividends or share repurchases, regardless of the cash needs of the manufacturing businesses. Holders of Timber Stock are expected to benefit from the relatively stable cash flows of that business and the expected real growth in timber prices. Holders of Georgia-Pacific Group Stock are expected to benefit from the operating leverage of a cyclical commodity business which has reduced annual capital spending to $750 million a year and adopted a more disciplined approach to investing capital.

  Beginning in late 1994, the Board reviewed in detail the historical financial performance of the Company and the forest products industry and concluded that the Company, like most of its competitors, has been characterized by highly volatile earnings and cash flows, and declining prices for many of its products in real terms, primarily due to the highly fragmented and capital intensive nature of the industry. Management believes that these volatile earnings and cash flows are due to several factors, including changes in demand for end products, overall levels of economic activity, currency fluctuations and particularly capital spending patterns in the industry. Historically, as product prices and cash flows have increased, the Company and its competitors have tended to invest large amounts of capital in building new manufacturing plants and in rebuilding existing facilities and machinery. This new capacity tends to come on line at the same time, generating extended periods of over-capacity and causing product prices to fall sharply.

  As a result, the industry has delivered poor shareholder returns as compared to the overall market. Over the ten years ending December 31, 1996, the average cumulative total shareholder returns for the pulp and paper and building products industry were only approximately 60% of the level of such returns for all companies comprising the Standard & Poor's 500 stock index. Within the industry, the Company's total shareholder return was about average. In contrast, the earnings and cash flows of timber businesses have tended to be less volatile. Moreover, over the past ten years the prices of timber and wood fiber have increased in real terms due to supply constraints and stability of demand.

  In addition to its review of overall shareholder returns, the Board considered the Company's present organizational structure, in which the same division is responsible for growing and harvesting timber and for assuring a continuous supply of timber and other wood fiber to the Company's manufacturing facilities. The Company has had in place for several years policies intended to transfer timber and wood fiber from its timberlands to its manufacturing operations at prices approximating current market values. Notwithstanding these policies, the Board recognizes that there is an inherent conflict between the Company's manufacturing and timber businesses due to the current organizational structure of the Company. Thus, the Board concluded that the Company's current organizational structure may not permit the Company to realize the full potential of its timber assets that might be realized if the functions of growing and purchasing timber were separated.

  For these and other reasons, management engaged Morgan Stanley to review the manufacturing and timber businesses, which have fundamentally different financial characteristics, and Morgan Stanley discussed with the Company alternatives to maximize shareholder returns from these businesses. Morgan Stanley advised that the separation of the more stable and predictable earnings of the Timber Group from those of the more cyclical Georgia-Pacific Group, and the creation of two classes of common stock to track those businesses, should result in the market separately evaluating the performances of the Georgia-Pacific Group and the Timber Group based upon the multiples of other companies engaged in those separate businesses.

  At meetings held on February 4, May 6, July 29 and September 17, 1997, the Board considered a variety of structural proposals to increase the overall value of the Existing Common Stock to its shareholders. The Board and its Finance Committee evaluated alternatives available to Georgia-Pacific in view of its strategic objectives, capital requirements, past financial results and other factors. They had extensive discussions with senior financial and legal officers of the Company as well as representatives of Morgan Stanley. Among the alternatives which the Finance Committee and the Board considered were (i) the preservation of the Company's current equity and operating structure; (ii) the separation of various of the Company's businesses (including its forest resources business) through a distribution (for example, in a spin-off) of all or a portion of those businesses to the Company's shareholders; (iii) the sale of the Company's timber assets; and (iv) the creation of two classes of Common Stock to reflect separately the results of the Company's timber and manufacturing businesses.

  The Board determined that a sale of the timber business would not be feasible due to the significant acreage owned by the Company and the low tax basis of the timber assets. The Board also determined that a spin-off of a separate company owning the timberlands and other forestry assets of the Company to shareholders could create significant tax, credit and control issues. Given that preservation of the current equity and operating structure would not allow proper valuation of the timber business, the Board concluded that the Letter Stock Proposal is likely to create the most value for the Company's shareholders.

  The Board's adoption of the Letter Stock Proposal is part of its ongoing effort to increase the value of shareholders' investment in the Company. In 1995 the Company adopted a financial measurement method known as Economic Value Added ("EVA(R)"), which is designed to measure the operating returns on its businesses, after applying a capital charge equal to the Company's long-term cost of debt and equity capital, against the estimated market value of each business. Separating the timber business and the manufacturing business is a further extension of EVA(R), because the Letter Stock Proposal will allow the equity markets to separately value the operating results of each Group. In addition, the policy governing sales of timber and wood fiber by the Timber Group to the Georgia-Pacific Group should impose a greater market discipline on the Georgia-Pacific Group with respect to its raw material costs because the policy does not give the Georgia-Pacific Group access to all of the Timber Group's annual harvest.

  The Board identified the following as the advantages of the Letter Stock
Proposal:

    . The creation of two classes of Common Stock intended to reflect separately the performance of the Timber Group and the Georgia-Pacific Group should increase shareholder value by more specifically tracking the cash flows and investment results of each Group. Creating investment vehicles that meet the requirements of distinct investor groups--those looking for the yield, more stable earnings and future growth of the Timber Group, and those looking for the more highly leveraged potential of a cyclical business, in the case of the Georgia-Pacific Group--will result in a more accurate valuation of the earnings and cash flows of each Group.

    . Timber Stock provides the Company with an additional equity security that is expected to trade at a higher multiple than the Existing Common Stock or the Georgia-Pacific Group Stock. In addition, because of the improved overall equity valuation that should result from implementation of the Letter Stock Proposal, the Company is expected to reduce its overall cost of capital.

    . The Letter Stock Proposal will retain for the Company the advantages of doing business as a single company. Specifically, the Company will retain ownership of its timber assets, which the Board considers to be a significant long-term strategic benefit given the proximity of these assets to the Company's manufacturing facilities and the Company's overall position in the building products and paper manufacturing and distribution businesses. Further, as part of one company, each Group will be in a position to benefit from cost savings and synergies with the other compared to the costs each Group would incur if it operated separately. These include a lower overall borrowing cost as a result of the credit rating of the combined Company and potential federal, state and local tax benefits that may be greater for the combined Company than for the two Groups operating separately.

    . The financial and strategic flexibility, after the Distribution, for the Georgia-Pacific Group and the Timber Group to raise capital and to engage in mergers, acquisitions, divestitures, strategic investments, capital restructurings, asset segmentations and other transactions affecting either the Timber Group or the Georgia-Pacific Group as a result of the availability of two different equity securities for issuance. In the ordinary course of business the Board may consider such transactions from time to time but it has no current plans or intentions with respect to any specific transaction.

    . Creating two classes of Common Stock, each of which is designed to reflect the operating results of a distinct business, increases the Company's ability to focus the management of the respective Groups on maximizing the returns from such businesses and provides the opportunity to structure incentives for employees of each Group that are tied directly to the share price performance of that Group.

    . Implementation of the Letter Stock Proposal is not expected to be taxable to the Company or its shareholders. See "--Certain United States Federal Income Tax Considerations."

  The Board also considered the following potential disadvantages of the Letter Stock Proposal:

    . The Letter Stock Proposal requires a complex capital structure that may not be well-understood by investors and thus could inhibit the efficient valuation of either or both classes of Common Stock.

    . The potential diverging or conflicting interests of the two Groups and the issues that could arise in resolving any conflicts. See "--Certain Management and Allocation Policies" and "Risk Factors--Potential Conflicting Interests."

    . Investors in Timber Stock or Georgia-Pacific Group Stock will be exposed to the risks of the Company's consolidated businesses and liabilities because both Groups remain legally a part of the Company. See "Risk Factors--Shareholders of One Company; Financial Effects on One Group Could Affect the Other" and "--Certain Management and Allocation Policies."

    . The possible inability to use the pooling method of accounting in connection with future acquisitions using Timber Stock, and the possible inability or increased difficulty of receiving a ruling from the Service in connection with a proposed acquisition to be effected using either Timber Stock or Georgia-Pacific Group Stock.

  The Board determined that on balance the potential advantages of the Letter Stock Proposal outweigh the potential disadvantages and concluded that the Letter Stock Proposal is in the best interests of the Company and its shareholders.

VOTE REQUIRED

  The Letter Stock Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Existing Common Stock.

RECOMMENDATION OF THE BOARD

  THE BOARD HAS CAREFULLY CONSIDERED THE LETTER STOCK PROPOSAL AND BELIEVES THAT ITS APPROVAL BY THE SHAREHOLDERS IS IN THE BEST INTERESTS OF THE COMPANY AND THE SHAREHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS APPROVE THE LETTER STOCK PROPOSAL.

CERTAIN MANAGEMENT AND ALLOCATION POLICIES

  Because the Georgia-Pacific Group and the Timber Group will each be a part of a single company, the Board and management have carefully considered a number of issues with respect to intracompany business transactions, the financing of the Timber Group and the Georgia-Pacific Group, and the allocation of debt, corporate overhead, interest, taxes and other charges between the two Groups. The Board and management have established policies to accomplish the fundamental objective of the Letter Stock Proposal, which is to separate the business and operations of the Timber Group from those of the Georgia-Pacific Group, to operate the Timber Group on a stand-alone basis, to allocate costs and charges between the two Groups on an objective basis, and to ensure that sales by the Timber Group to the Georgia-Pacific Group are made on terms that are negotiated between the managers of the two independent Groups so as to approximate the terms that could be obtained from unaffiliated third parties.

  TIMBER SUPPLY. During 1996 and the first nine months of 1997 the Timber Group derived approximately 80% of its net sales from sales of timber and wood fiber to the Georgia-Pacific Group. The Company estimates that an additional 15% of the Timber Group's harvest during these periods was sold to third parties which then exchanged timber or wood fiber of comparable value with the Georgia-Pacific Group. As a result of such sales and exchanges, approximately 95% of the Timber Group's annual harvest during those periods was provided, directly or indirectly, to the Georgia-Pacific Group for use in its mills.

  The Timber Group and the Georgia-Pacific Group have negotiated an operating policy governing future sales of timber and wood fiber by the Timber Group to the Georgia-Pacific Group with an initial term of three years. Under this policy, the Georgia-Pacific Group will be required to purchase in the years 1998-2000, on a take-or-pay basis, 60% of the volume of timber and wood fiber harvested annually from the Timber Group's Southern forests. In 1998, the Georgia-Pacific Group has a right of first refusal to purchase up to 90% of the Timber Group's total annual harvest from each forest (which amount must include the 60% take-or-pay amount described above). In 1999 and 2000, the volume subject to this right of first refusal will decrease to 80%, and the Georgia-Pacific Group must exercise its right not later than October 15th of the preceding year. For 1998, the Georgia-Pacific Group has exercised its right of first refusal and agreed to purchase approximately 83% of the Timber Group's total annual harvest. All quantities of timber and wood fiber committed under the take-or-pay arrangement described above, and all quantities as to which the Georgia-Pacific Group exercises its right of first refusal for a particular year, will be sold at market prices determined quarterly. Such prices are intended to approximate prices negotiated between unaffiliated third parties in the open market and will be based upon (i) an average of the actual prices during the immediately preceding quarter received by the Timber Group for sales made by it to third parties, and prices paid by the Georgia-Pacific Group for purchases made by it from third parties, in the same forest region of timber and wood fiber of the same species, grade and size, and (ii) the benefit to the Georgia-Pacific Group of having access to a committed quantity of high quality timber and wood fiber in close proximity to its mills and plants.

  All quantities of timber and wood fiber harvested each year by the Timber Group and not committed to the Georgia-Pacific Group as described above may be sold by the Timber Group to any purchaser, including the Georgia-Pacific Group. In such case, the Georgia-Pacific Group may purchase such timber at negotiated prices or at prices determined in competitive bidding.

  This policy is intended to ensure that the Georgia-Pacific Group will be able to purchase from the Timber Group specified amounts of timber and wood fiber, while ensuring that the Timber Group, beginning in 1999, will be able to sell at least 20% of its annual harvest in the open market. This policy will remain in effect through 2000. If neither party gives written notice to the other of its desire to renegotiate or terminate the policy by October 15, 1998, the policy will automatically be extended through 2001 and thereafter will be extended for an additional year on each January 1 until any such notice of renegotiation or termination is received. As a result, the policy in effect has a two-year termination clause to allow both the Georgia-Pacific Group and the Timber Group time to find other sellers and purchasers, respectively, of timber and wood fiber.

  To the extent that the Timber Group is a net seller of significant amounts of timberland, the supply of timber to the Georgia-Pacific Group in the future under this policy may be significantly reduced.

  While there can be no assurance that the terms of this policy, or any changes in it which may be negotiated in the future, reflect those that would be negotiated between unaffiliated third parties, the Company believes that such agreements are not materially more or less favorable to the Timber Group or to the Georgia-Pacific Group than either could obtain in negotiations with unaffiliated third parties.

  RETURNS TO SHAREHOLDERS. The Board has adopted a policy that earnings and cash flows generated from the businesses of the Georgia-Pacific Group or the Timber Group will be used only for reinvestment in the business of the Group generating such earnings and related cash flow, for repayment of its debt or for payment of dividends on, or for the repurchase of shares of, Common Stock related to that Group. Funds of one Group will not be loaned to or otherwise invested in the business of the other Group.

  Repurchases of shares of Georgia-Pacific Group Stock or Timber Stock may be made in the open market or in private transactions so long as the Company's debt is below $5.5 billion; in addition Georgia-Pacific Group debt must be below $4.5 billion for repurchases of Georgia-Pacific Group Stock to be made, and Timber Group debt must be below $1.0 billion for repurchases of Timber Stock to be made. Depending on operating and financial considerations, debt levels of the Company or either of the Groups may from time to time be above or below these thresholds.

  FINANCING. The Company's $5.5 billion debt target referred to under "--Return to Shareholders" was allocated between the Timber Group and the Georgia-Pacific Group based upon a number of factors including expected future cash flows, volatility of earnings, and the ability to pay debt service and dividends. In addition, the Company considered certain measures of creditworthiness, such as coverage ratios and various tests of liquidity, as a means of assuring that each Group could continue to pay debt service during a business downcycle. At September 30, 1997, the debt of the Timber Group was $977 million and the debt of the Georgia-Pacific Group was $4.5 billion. The debt of each Group bears interest at a rate equal to the weighted average interest rate of all of the Company's debt calculated on a quarterly basis. Expenses related to the debt are reflected in the weighted average interest rate. Each Group's debt will increase or decrease by the amount of any net cash generated by, or required to fund, the Group's operating activities, dividend payments, share repurchases and other financing activities. Interest will be charged to each Group based on the amount of such Group's debt.

Changes in the cost of the Company's debt will be reflected in adjustments in the weighted average interest cost of such debt. Dividend costs in respect of Preferred Stock or Junior Preferred Stock will be charged in a similar manner.

  CAPITAL SPENDING. It is anticipated that the Timber Group will have annual cash flows sufficient to finance its normal annual capital spending program which, as described more fully under Annex V--"Timber Group--Management's Discussion and Analysis," is expected to approximate $40 million in 1998. The Timber Group's cash flows should also permit it to make additional capital expenditures and selected acquisitions of timberlands and other assets. See Annex V--"Timber Group--Business." It is also expected that the Georgia-Pacific Group's annual cash flows in most years will be sufficient to allow it to maintain its current capital spending level of approximately $750 million per year. See Annex IV--"Georgia-Pacific Group--Business." Any decision by the Board to fund capital expenditures or capital investments in excess of the cash flows of the respective Groups would be made by the Board in the exercise of its good faith business judgment based on all relevant circumstances, including the financing and investing needs and objectives of each Group, the availability and cost of alternative financing, the existence of alternative investment opportunities for the Georgia-Pacific Group and the Timber Group, and the Board's analysis of the desirability of making such investment or acquisition.

  FIDUCIARY AND MANAGEMENT RESPONSIBILITIES. Because the Georgia-Pacific Group and the Timber Group will continue to be part of a single company, the Board and management will have the same fiduciary duties to holders of the Georgia-Pacific Group Stock and the Timber Stock that they currently have to the holders of the Existing Common Stock. Under Georgia law, a director or a member of management will be deemed to have satisfied his fiduciary duties to the Company and its shareholders if he acts in a manner which he believes in good faith to be in the best interests of the Company and with the care that an ordinarily prudent person in a like position would exercise under similar circumstances. The Board and the Chief Executive Officer, in establishing policies with regard to intracompany matters such as the sale of timber and wood fiber and allocations of assets, liabilities, debt, corporate overhead, taxes, interest and other matters, will consider various factors and information which could benefit or cause detriment to the shareholders of the respective Groups and will make determinations in the best interests of the Company.

  Because the Letter Stock Proposal will result in no change in the corporate structure of the Company, Alston D. Correll, the Company's Chairman of the Board, President and Chief Executive Officer, will have the same duties and responsibilities for the management of the Company's assets and businesses which comprise the Georgia-Pacific Group and the Timber Group following the Distribution as he did prior thereto. The Company's senior staff officers named below will continue to be responsible for the same designated functions in both the Georgia-Pacific Group and the Timber Group as they were prior to the Distribution. The costs attributable to their functions will be allocated as discussed below under "--Financial Statements; Allocation Matters--Corporate Overhead."

Officer                         Functional Responsibilities
-------                         ---------------------------
John F. McGovern                Investor Relations, Treasury, Accounting
  Executive Vice President and  and Auditing, International
  Chief Financial Officer       Development, Strategic Planning,
                                Information Resources,
                                Tax, Benefit Investments
James E. Bostic                 Government Affairs, Environmental
  Senior Vice President         and Corporate Communications
Gerard R. Brandt                Human Resources
  Senior Vice President
James F. Kelley                 Legal, Security, Purchasing

  Senior Vice President
  and General Counsel

  Separate management teams for each of the Georgia-Pacific Group and the Timber Group have been designated by the Chief Executive Officer and approved by the Board to ensure that the efforts of each team of managers are focused solely on the business and operations for which they have responsibility. These officers are named in Annex IV--"Georgia-Pacific Group--Business" and Annex V-- "Timber Group--Business."

  In furtherance of the objective that directors remain impartial notwithstanding their equity ownership interests in the Georgia-Pacific Group and the Timber Group, the Board has adopted a policy that its members should continue to hold a substantially equal number of shares of each of Timber Stock and Georgia-Pacific Group Stock. Because of the anticipated differences in trading values between the two securities, the actual value of the shares of Georgia-Pacific Group Stock and Timber Stock held by directors initially will vary significantly. See "Risk Factors--Fiduciary Duties of the Board; No Definitive Precedent Under Georgia Law."

  BOARD REVIEW OF CORPORATE OPPORTUNITIES AND OTHER MATTERS. The Board will also review any matter which involves the allocation of a corporate opportunity of the Company to either the Georgia-Pacific Group or the Timber Group. In accordance with Georgia law, the directors will make their determination with regard to the allocation of any such opportunity in accordance with their good faith business judgment of the best interests of the Company. Among the factors that the Board may consider in making such allocation is whether a particular corporate opportunity is principally related to the business of the Georgia-Pacific Group or the Timber Group, whether one Group, because of its managerial or operational expertise, would be better positioned to undertake the corporate opportunity, existing contractual agreements and restrictions, and other matters. The Board will also review allocations between the Groups of significant tax benefits or charges, the write-off of significant assets, the allocation of significant liabilities, and any actions which would significantly affect the Groups' access to the Company's credit.

  The Board has adopted policies to review any proposal of the Georgia-Pacific Group and the Timber Group to acquire, sell or exchange material assets or businesses with a third party, any significant intracompany transaction between the two Groups, the dividend policies applicable to the Georgia-Pacific Group Stock and the Timber Stock, the business and operations of the Georgia-Pacific Group and the Timber Group and their individual financial condition and results of operations, and other significant matters. These policies are in substance the same as those now followed by the Board with respect to similar activities of the Company.

  COMPETITION BETWEEN GROUPS. Neither the Georgia-Pacific Group nor the Timber Group will compete in each other's principal businesses, except that from time to time the Georgia-Pacific Group may sell in the open market excess timber or wood fiber acquired from the Timber Group or from third parties but not needed by nearby Georgia-Pacific Group facilities.

  FINANCIAL STATEMENTS; ALLOCATION MATTERS. The Company will prepare financial statements in accordance with generally accepted accounting principles, consistently applied, for the Georgia-Pacific Group and the Timber Group, and these financial statements, taken together, will comprise all of the accounts included in the corresponding consolidated financial statements of the Company. The financial statements of each of the Georgia-Pacific Group and the Timber Group will reflect the financial condition, results of operations and cash flows of the businesses included therein. The combined financial statements of the Georgia-Pacific Group will also include any accounts or assets of the Company not specifically allocated to the Timber Group.

  Group financial statements will include allocated portions of the Company's debt, interest, corporate overhead and taxes. Notwithstanding such allocations, for the purpose of preparing each Group's financial statements, holders of Georgia-Pacific Group Stock and Timber Stock will continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. See Annex IV--"Georgia-Pacific Group-- Combined Financial Statements," Annex V--"Timber Group--Combined Financial Statements" and "Risk Factors--Shareholders of One Company; Financial Effects on One Group Could Affect the Other."

  In addition to allocating debt and interest as described above under "-- Financing," the Board and management have adopted the following allocation policies, each of which is reflected in the combined financial statements of the respective Groups:

  Corporate Overhead. A portion of the Company's shared general and administrative expenses (such as executive management, human resources, legal, accounting and auditing, tax, treasury, strategic planning, information systems support, and environmental services) will be allocated to the Georgia-Pacific Group and the Timber Group based upon specific identification of such services used by such Group. Where determinations based on use alone are impracticable, other methods and criteria will be used that management believes are equitable and provide a reasonable estimate of the cost attributable to the Groups.

  Taxes. The federal income taxes of the Company and the subsidiaries which own assets allocated between the Groups are determined on a consolidated basis. Consolidated federal income tax provisions and related tax payments or refunds will be allocated between the Groups based principally on the taxable income and tax credits directly attributable to each Group. Such allocations will reflect each Group's contribution (positive or negative) to the Company's consolidated federal taxable income and the consolidated federal tax liability and tax credit position. Tax benefits that cannot be used by the Group generating those benefits but can be used on a consolidated basis will be credited to the Group that generated such benefits. Had the Groups filed separate tax returns, the provision for income taxes and net income for each Group would not have differed from the amounts reported in the Groups' statements of income for the years ended December 31, 1996, 1995 and 1994 or for the nine-month periods ended September 30, 1997 and 1996. However, the amounts of current and deferred taxes and taxes payable or refundable allocated to each Group in the historical financial statements may differ from those that would have been allocated had the Groups filed separate income tax returns.

  Depending on the tax laws of the respective jurisdictions, state and local income taxes are calculated on either a consolidated or combined basis or on a separate corporation basis. State income tax provisions and related tax payments or refunds determined on a consolidated or combined basis will be allocated between the Groups based on their respective contributions to such consolidated or combined state taxable incomes. State and local income tax provisions and related tax payments which are determined on a separate corporation basis will be allocated between the Groups in a manner designed to reflect the respective contributions of the Groups to the corporation's separate state or local taxable income.

                               ----------------

  Subject to the Board's fiduciary duties, any of the policies described above may be modified or rescinded or new policies may be adopted by the Board in its sole discretion, without approval of the shareholders, at any time. The Board has no present plans to change any of such policies. Any decision of the Board to modify or rescind such policies or to adopt additional policies could have different effects upon the holders of Georgia-Pacific Group Stock and Timber Stock and could result in benefit or detriment to one class of such shareholders compared to the other. However, the Board will make any such decision in accordance with its good faith business judgment of the best interests of the Company.

DIVIDEND POLICY

  Georgia-Pacific currently pays a quarterly dividend of $.50 per share on the Existing Common Stock, or a total of $2.00 per share per year. The Company initially intends to pay combined dividends on the Georgia-Pacific Group Stock and the Timber Stock which are equal to the annual dividend currently paid on the Existing Common Stock. The Board has adopted a dividend policy for dividends declared after the Distribution, pursuant to which the Company will initially pay a quarterly dividend of $.25 per share on the Georgia-Pacific Group Stock and $.25 per share on the Timber Stock. Thus, the dividend rate per share currently in effect for the Existing Common Stock will be halved, but the initial aggregate quarterly dividend payable by Georgia-Pacific on all classes of its outstanding Common Stock will remain the same. The relative dividends payable by the Company on the Georgia-Pacific Group Stock and the Timber Stock are not based solely upon each Group's relative contribution to the earnings of the Company but also on a number of other factors including their respective future cash flows, volatility of earnings and the ability to pay debt service and other fixed charges. The Board believes that this dividend policy is appropriate given its consideration of the factors described under "--Background of and Reasons for the Letter Stock Proposal." The Board does not believe that the Distribution will adversely affect the Company's ability to pay cash dividends.

  The Board does not currently intend to change the above-described dividend policy but reserves the right to do so at any time, or from time to time, based primarily on the financial condition, results of operations and business requirements of the respective Groups and of the Company as a whole. Future dividends on the Georgia-Pacific Group Stock and Timber Stock will be payable when, as and if declared by the Board out of the lesser of (i) all funds of the Company legally available therefor and (ii) the Available Dividend Amount with respect to the relevant Group. See "--Description of Georgia-Pacific Group Stock and Timber Stock--Dividends."

INCREASE IN AUTHORIZED COMMON STOCK

  The Articles currently authorize the issuance of 150 million shares of Existing Common Stock. In connection with the Letter Stock Proposal, the Articles will be amended to designate the Timber Stock and authorize 250 million shares of Timber Stock for issuance. The Articles also will be amended to increase the authorized shares of Existing Common Stock to 400 million shares and to redesignate and convert each authorized share of Existing Common Stock into a share of Georgia-Pacific Group Stock. In the aggregate, the number of shares of Common Stock authorized for issuance will increase from 150 million to 650 million.

  The increase in authorized shares of Common Stock is necessary in order to implement the various aspects of the Letter Stock Proposal. The authorization of 250 million shares of Timber Stock will allow the Distribution. Further, as described under "--Description of Georgia-Pacific Group Stock and Timber Stock--Conversion and Redemption," the Board has the right to convert one class of Common Stock into the other class at a 15% premium at any time, or at a 10% premium in connection with a disposition of all or substantially all properties and assets of the Group whose stock is being converted. The number of shares issuable in a conversion will therefore vary based on the relative market values of the two classes of Common Stock and the number of outstanding shares of the class to be converted. The Board may also pay a share dividend in one class of Common Stock on such class of Common Stock, or declare a stock split. In the event the Board determines that such a conversion or a share dividend or stock split is in the best interests of the Company, but at such time sufficient authorized shares of Common Stock are not available, approval of the Company's shareholders to a further amendment to the Restated Articles would be required. The Board believes that an increase in the number of authorized shares of Common Stock at this time is in the best interests of the Company in order to have available the number of shares needed for a future conversion, share dividend or stock split if such a transaction is determined to be in the best interests of the Company.

  Other than the distribution of the Timber Stock on the Effective Date as described above and the issuance of shares of Common Stock pursuant to the Company's employee benefit plans, the Company has no present understanding or agreement with respect to the issuance for any purpose of any of the shares of Georgia-Pacific Group Stock or Timber Stock that will be authorized for issuance if the Letter Stock Proposal is approved by the shareholders. Although the Board has no present intention of doing so, the additional shares of Common Stock that would be authorized for issuance if the Letter Stock Proposal is approved could be issued in one or more transactions (within limitations imposed by applicable law) that would make a takeover of the Company more difficult and, therefore, less likely, even though such a takeover might be financially beneficial to the Company and its shareholders. See "--Certain Anti-Takeover Provisions of Georgia Law and Georgia-Pacific's Articles, Bylaws and Restated Rights Agreement." The Board and management of the Company have no knowledge of any person or entity that intends to seek a controlling interest in, or to make a takeover proposal with respect to, the Company.

  The authorized but unissued shares of Georgia-Pacific Group Stock and Timber Stock will be available for issuance by the Company from time to time, as determined by the Board. The approval of the shareholders of the Company will not be solicited by the Company for the issuance from the authorized but unissued shares of

Georgia-Pacific Group Stock or Timber Stock unless such approval is deemed advisable by the Board or required by applicable law, regulation or stock exchange requirements. See "--Description of Georgia-Pacific Group Stock and Timber Stock--Voting Rights."

STOCK EXCHANGE LISTINGS

  Application has been made to the NYSE for the redesignation of the Existing Common Stock as Georgia-Pacific Group Stock, which will continue to trade under the symbol "GP," and the listing of the Timber Stock under the symbol "TGP."

EXCHANGE PROCEDURES

  Upon the implementation of the Letter Stock Proposal, the Existing Common Stock share certificates (the "Existing Certificates") will be deemed to represent shares of Georgia-Pacific Group Stock. As soon as practicable following the Effective Date, holders of record of Existing Common Stock as of the Effective Date will be mailed certificates representing shares of Timber Stock. Shareholders should not mail their Existing Certificates to either the Company or its transfer agent in connection with the Letter Stock Proposal. New certificates representing shares of Georgia-Pacific Group Stock will be issued in replacement of Existing Certificates as such certificates are received and cancelled by the transfer agent.

STOCK TRANSFER AGENT AND REGISTRAR

  First Chicago Trust Company of New York ("First Chicago") is the transfer agent and registrar for the Existing Common Stock. If the Letter Stock Proposal is approved by the shareholders and implemented by the Board, First Chicago will be selected as the transfer agent and registrar for the Georgia-Pacific Group Stock and the Timber Stock.

FINANCIAL ADVISOR

  Morgan Stanley is acting as financial advisor to the Company in connection with the Letter Stock Proposal. The Company has agreed to pay Morgan Stanley an initial fee in respect of time and efforts expended in the initial stages of the advisory assignment. In the event the Letter Stock Proposal is implemented, the Company has agreed to pay Morgan Stanley an additional fee of .370% of the aggregate value (equity plus debt) of the Timber Group. In the event that the Letter Stock Proposal is not implemented, Morgan Stanley will be paid an additional time and efforts fee. The Company also has agreed to reimburse Morgan Stanley for certain of its reasonable out-of-pocket expenses (including fees and expenses of its legal counsel) and has agreed to indemnify Morgan Stanley against certain liabilities, including liabilities under the Securities Act.

DESCRIPTION OF GEORGIA-PACIFIC GROUP STOCK AND TIMBER STOCK

  The following description is qualified in its entirety by reference to Annex I to this Proxy Statement, which contains the full text of the Restated Articles. As required by Georgia law, the Restated Articles contained in Annex I identify all amendments to be made to the Articles in connection with the proposals set forth in the Notice of Special Meeting of Shareholders and the transactions contemplated hereby. See also Annex II to this Proxy Statement for illustrations of certain provisions of the Letter Stock Proposal.

  GENERAL. The Articles currently provide that the maximum number of shares of capital stock of the Company authorized to be outstanding at any one time consists of three classes, one of 10 million shares of Preferred Stock, without par value, one of 25 million shares of Junior Preferred Stock, without par value, and one of 150 million shares of Existing Common Stock, $.80 par value per share. As of November 4, 1997, 5 million shares of Junior Preferred Stock were designated as Series A Junior Preferred Stock. As of November 4, 1997,
          shares of Existing Common Stock were issued and outstanding and no shares of Preferred Stock or Junior Preferred Stock were issued and outstanding.

  If the Letter Stock Proposal is adopted by the shareholders and implemented by the Board, the Articles will be amended (i) to designate the Timber Stock as a new class of common stock, consisting of 250 million authorized shares, (ii) to redesignate each authorized share of Existing Common Stock as, and convert each such share into, one share of Georgia-Pacific Group Stock, (iii) to increase the number of shares of Georgia-Pacific Group Stock authorized for issuance from 150 million shares to 400 million shares and (iv) to delete or amend certain provisions of the Articles which are inconsistent with the Letter Stock Proposal as described below. Pursuant to the Letter Stock Proposal, the Board will also declare a share dividend and distribute Timber Stock to the shareholders on the basis of one share of Timber Stock for each share of Georgia-Pacific Group Stock outstanding on the Effective Date.

  In addition to the amendments to the Articles in connection with the Letter Stock Proposal, following the adoption of the Letter Stock Proposal, the Articles will be further amended by resolution of the Board (i) to reduce the number of authorized shares of Series A Junior Preferred Stock to zero, (ii) to designate 5 million shares of Junior Preferred Stock as "Series B Junior Preferred Stock," without par value per share (the "Series B Junior Preferred Stock") and (iii) to designate 5 million shares of Junior Preferred Stock as "Series C Junior Preferred Stock," without par value per share (the "Series C Junior Preferred Stock"). These amendments relating to the Junior Preferred Stock will be necessary as a result of the Letter Stock Proposal and its effect on the Rights Agreement. See "--Restated Rights Agreement."

  VOTING RIGHTS. Currently, holders of Existing Common Stock have one vote per share on all matters submitted to shareholders. In addition, holders of any series of Preferred Stock or Junior Preferred Stock would have the right to vote as a separate voting group under the Georgia Business Code and under the Restated Articles in certain circumstances. The Restated Articles will provide that the holders of all classes of Common Stock and any series of Preferred Stock and Junior Preferred Stock outstanding at the time of such vote and entitled to vote together with the holders of Common Stock will vote together as a single voting group on all matters as to which common shareholders generally are entitled to vote other than a matter with respect to which the Common Stock or either class thereof or any series of Preferred Stock or Junior Preferred Stock would be entitled to vote as a separate voting group. On all matters as to which all classes of Common Stock will vote together as a single voting group, (i) each outstanding share of Georgia-Pacific Group Stock will have one vote, and (ii) each outstanding share of Timber Stock will have a number of votes (including a fraction of one vote) equal to the quotient (rounded to the nearest three decimal places) of (A) the sum of (1) four times X over the five-Trading Day period ending on the 10th Trading Day prior to the record date for determining the holders of Common Stock entitled to vote, (2) three times X over the next preceding five-Trading Day period, (3) two times X over the next preceding five-Trading Day period and (4) X over the next preceding five-Trading Day period, divided by (B) the sum of (1) four times Y over the five-Trading Day period ending on such 10th Trading Day, (2) three times Y over the next preceding five-Trading Day period, (3) two times Y over the next preceding five-Trading Day period and (4) Y over the next preceding five-Trading Day period, where X is the average Market

Value of a share of Timber Stock and Y is the average Market Value of a share of Georgia-Pacific Group Stock. If shares of only one class of Common Stock are outstanding, each share of that class shall be entitled to one vote. If any class of Common Stock is entitled to vote as a separate voting group with respect to any matter, each share of that class shall, for purposes of such vote, be entitled to one vote on such matter. It is expected that initially Georgia-Pacific Group Stock will have a substantial majority of the voting power of the Company because the aggregate market value of the outstanding shares of Georgia-Pacific Group Stock is expected initially to be substantially greater than the aggregate market value of the outstanding shares of Timber Stock.

  If the Letter Stock Proposal is approved by the shareholders and implemented by the Board, the Company will set forth the number of outstanding shares of Georgia-Pacific Group Stock and Timber Stock in its Annual and Quarterly Reports filed pursuant to the Exchange Act, and will disclose in any proxy statement for a shareholder meeting the number of outstanding shares and per share voting rights of the Georgia-Pacific Group Stock and the Timber Stock.

  The relative per share voting rights of the Georgia-Pacific Group Stock and the Timber Stock will fluctuate as described above depending upon changes in the relative Market Values of shares of such classes of Common Stock. The provision providing for a variable vote per share of Timber Stock is disadvantageous to the holders of Georgia-Pacific Group Stock or Timber Stock to the extent that the Market Value of such class of Common Stock decreases relative to the other, and is advantageous to the holders of Georgia-Pacific Group Stock or Timber Stock to the extent the Market Value of such class of Common Stock increases relative to the other. Fluctuations in the relative voting rights of the Georgia-Pacific Group Stock and the Timber Stock could influence an investor interested in acquiring and maintaining a fixed percentage of the voting power of the Company to acquire such percentage of both classes of Common Stock, and would limit the ability of investors in one class to acquire for the same consideration relatively more or less votes per share than investors in the other class.

  Following implementation of the Letter Stock Proposal, under the Georgia Business Code the holders of Georgia-Pacific Group Stock and Timber Stock will vote together as a single voting group, except as to certain amendments to the Restated Articles affecting, among other things, the designation, rights, preferences or limitations of a class of Common Stock or in connection with mergers and statutory share exchanges involving such amendments, in which case a separate vote by the holders of the particular class affected would also be required. Accordingly, if a separate vote on a matter by the holders of either Georgia-Pacific Group Stock or Timber Stock is not required under the Georgia Business Code or by stock exchange rules, and if the Board does not require a separate vote, the class, if any that is entitled to more than the number of votes required to approve such matter will be in a position to control the outcome of such vote even if the matter involves a divergence or conflict of the interests of the holders of the Georgia-Pacific Group Stock and the Timber Stock. Conversely, if a separate vote of the holders of either Georgia-Pacific Group Stock or Timber Stock is required, the holders of Georgia-Pacific Stock or Timber Stock could prevent approval of such matter even if the holders of a majority of the total number of votes entitled to be cast with respect to both Georgia-Pacific Group Stock and Timber Stock voting as a group were to vote in favor of it. Under the Georgia Business Code and the Restated Articles, approval of amendments to the Restated Articles will require the approval of the holders of a majority of the votes entitled to be cast on the matter by each voting group. Most other matters (other than the election of directors who are elected by a plurality of the votes cast) will be approved if the votes cast within the group favoring the action exceed the votes cast opposing the action. The Restated Articles, however, will require the affirmative vote of at least 75% of the voting power of the outstanding capital stock of the Company entitled to vote generally in the election of directors, voting as a single voting group, in order to approve certain amendments to the Bylaws and the Restated Articles. See "--Certain Anti-Takeover Provisions of Georgia Law and Georgia-Pacific's Articles, Bylaws and Restated Rights Agreement" and "Risk Factors--Limited Separate Shareholder Voting Rights; Effects on Voting Power."

  The Restated Articles will reserve to the Board the right to condition the submission of a particular matter on receipt of a separate vote of the holders of outstanding shares of Georgia-Pacific Group Stock or Timber

Stock. At present, the Board has no intention of imposing a separate vote requirement on any matter to be voted on in the foreseeable future.

  DIVIDENDS. Dividends or other distributions on the Georgia-Pacific Group Stock and the Timber Stock will be subject to substantially the same limitations as dividends or other distributions on the Existing Common Stock. Under the Georgia Business Code, dividends or other distributions are limited to legally available assets of the Company and subject to the prior payment of dividends or other distributions on any outstanding shares of Preferred Stock and Junior Preferred Stock. Under the Georgia Business Code, no dividends or other distributions may be made to shareholders if, after giving effect to such dividends or other distributions, (i) the Company would not be able to pay its debts as they become due in the usual course of business or (ii) the Company's total assets would be less than its total liabilities plus, subject to certain exceptions, any amounts necessary to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those of the shareholders receiving the dividend or other distribution. Currently, there are no outstanding shares of Preferred Stock or Junior Preferred Stock and accordingly, there are no preferential rights held by shareholders that are superior to the rights of holders of Common Stock. At the Effective Date, it is not anticipated that there will be any shareholders with any such preferential rights.

  Dividends or other distributions on the Georgia-Pacific Group Stock and the Timber Stock will be further limited by the Restated Articles to an amount not in excess of the Georgia-Pacific Group Available Dividend Amount and the Timber Group Available Dividend Amount, respectively. The "Georgia-Pacific Group Available Dividend Amount" or the "Timber Group Available Dividend Amount," on any date, means any amount in excess of the minimum amount necessary for the Georgia-Pacific Group or the Timber Group, respectively, to be able to pay its debts as they become due in the usual course of business, as determined by the Board of Directors exercising its judgment based on the facts and circumstances then existing (such amount with respect to a Group, an "Available Dividend Amount"). This limitation will be applied to each Group as if such Group was a stand-alone company. Unlike the statutory limitations applicable to the Company set forth above, the Available Dividend Amount does not require a Group to satisfy the balance sheet limitation set forth in clause (ii) above.

  The Georgia Business Code limits the amount of dividends or other distributions on capital stock to the legally available assets of the Company, which are determined on the basis of the entire Company, and not just the respective Groups. Consequently, the amount of legally available assets will reflect the amount of any net losses of either Group, any dividends or other distributions on Georgia-Pacific Group Stock or Timber Stock or any Preferred Stock or Junior Preferred Stock and any repurchases of Georgia-Pacific Group Stock or Timber Stock or certain Preferred Stock or Junior Preferred Stock. Dividend or other distribution payments on the Georgia-Pacific Group Stock and on the Timber Stock could be precluded because of the unavailability of legally available assets under the Georgia Business Code, even though there may exist an Available Dividend Amount with respect to the relevant Group. There can be no assurance that an Available Dividend Amount will exist with respect to either Group.

  Subject to the prior payment of distributions on any outstanding shares of Preferred Stock and Junior Preferred Stock and the foregoing limitations, the Board will be able, in its sole discretion, to declare and pay dividends or other distributions exclusively on the Georgia-Pacific Group Stock, exclusively on the Timber Stock or on both, in equal or unequal amounts, notwithstanding the amount of dividends or other distributions previously declared on each class, the respective voting or liquidation rights of each class or any other factor.

  CONVERSION AND REDEMPTION. The Articles currently do not provide for either mandatory or optional conversion or redemption of the Existing Common Stock. The Letter Stock Proposal will permit the conversion and redemption of the Georgia-Pacific Group Stock and the Timber Stock upon the terms described below.

  For information concerning the definitions of "Convertible Securities," "Fair Value," "Market Capitalization," "Market Value," "Market Value Ratio of the Converted Stock to the Consideration Stock," "Publicly Traded" and "Trading Days" as used below, see "Index of Defined Terms."

  Mandatory Dividend on or Redemption or Conversion of Common Stock. Upon the sale, transfer, assignment or other disposition (whether by merger, consolidation, sale or contribution of assets or stock or otherwise), in one transaction or a series of related transactions (a "Disposition"), by the Company of all or substantially all of the properties and assets of either Group to one or more persons or entities (other than (w) the Disposition by the Company of all or substantially all of the Company's properties and assets in one transaction or a series of related transactions in connection with the liquidation, dissolution or termination of the Company and the distribution of assets to shareholders, (x) on a pro rata basis to the holders of all outstanding shares of the class of Common Stock relating to such Group, (y) to any person or entity controlled by the Company (as determined by the Board) or
(z) in connection with a Related Business Transaction), the Company is required, on or prior to the 85th Trading Day following the consummation of such Disposition, to either:

  (1) provided that there are assets of the Company legally available therefor:

    (i) subject to the limitations described above in the second paragraph under "--Dividends," declare and pay a dividend or other distribution in cash and/or securities (other than Common Stock) or other property to the holders of outstanding shares of the class of Common Stock relating to the Group subject to such Disposition having a Fair Value as of the date of such consummation equal in the aggregate to the Fair Value of the Net Proceeds of such Disposition as of the date of such consummation; or

    (ii) (A) if such Disposition involves all (not merely substantially all) of the properties and assets of such Group, redeem all outstanding shares of Common Stock relating to the Group subject to such Disposition in exchange for cash and/or securities (other than Common Stock) or other property having a Fair Value as of the date of such consummation in the aggregate equal to the Fair Value of the Net Proceeds of such Disposition as of the date of such consummation; or

       (B) if such Disposition involves substantially all (but not all) of the properties and assets of such Group, redeem such number of whole shares of the class of Common Stock relating to the Group subject to such Disposition (but in any event not more than the number of shares of such class of Common Stock outstanding) as have in the aggregate an average Market Value, during the 10-Trading Day period beginning on the 16th Trading Day immediately succeeding such consummation closest to the Fair Value of the Net Proceeds of such Disposition as of the date of such consummation, in consideration for cash and/or securities (other than Common Stock) or other property having a Fair Value in the aggregate equal to such Fair Value of the Net Proceeds of such Disposition as of the date of such consummation;

  provided, however, that the Company may only redeem shares of a class of Common Stock pursuant to this paragraph (ii) if the Fair Value of the Net Proceeds to be paid in redemption of such class is less than or equal to the Available Dividend Amount with respect to the Group subject to such Disposition; or

  (2) convert each outstanding share of the class of Common Stock relating to the Group subject to such Disposition into a number of fully paid and nonassessable shares of the class of Common Stock relating to the other Group (or, if the Common Stock relating to the other Group is not Publicly Traded at such time and shares of another class or series of common stock of the Company (other than of the class of Common Stock relating to the Group subject to such Disposition) are then Publicly Traded, of such other class or series of common stock as has the largest Market Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of such conversion mailed to holders), equal to 110% of the ratio (rounded to the nearest five decimal places) of the average Market Value of one share of the class of Common Stock relating to the Group subject to such Disposition to the average Market Value of one share of the class of Common Stock relating to the other Group (or such other class or series of common stock, as the case may be), during the 10-Trading Day period beginning on the 16th Trading Day following such consummation.

  For purposes of the foregoing, "substantially all of the properties and assets" of either Group means a portion of such properties and assets (i) that represents at least 80% of the then Fair Value of the properties and assets of such Group or (ii) from which were derived at least 80% of the aggregate revenues for the immediately preceding 12 fiscal quarterly periods derived from the properties and assets of such Group.

  The Board may, within one year after a dividend or other distribution or redemption following a Disposition by a Group of its properties or assets, convert each outstanding share of the class of Common Stock relating to the Group subject to such Disposition into a number of fully paid and nonassessable shares of the class of Common Stock relating to the other Group (or, if the class of Common Stock relating to the other Group is not Publicly Traded at such time and shares of any class or series of Common Stock of the Company (other than of the class of Common Stock relating to the Group subject to such Disposition) are then Publicly Traded, of such other class or series of common stock as has the largest Market Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of such conversion mailed to holders) equal to 110% of the Market Value Ratio of the Converted Stock to the Consideration Stock as of the fifth Trading Day prior to the date of the notice of such conversion mailed to such holders.

  Any such conversion would dilute the interest in the Company of holders of the class of Common Stock relating to the Group not subject to the Disposition and would preclude holders of both classes of Common Stock from retaining their investment in a security reflecting separately the business of their respective Group. In determining whether to effect any such conversion following such a dividend or other distribution or partial redemption, the Board, in its sole discretion and consistent with its fiduciary duties, in addition to other matters, would likely consider whether the remaining properties and assets of the Group subject to the Disposition continue to constitute a viable business. Other considerations could include the number of shares of Common Stock relating to such Group remaining issued and outstanding and the per share market price of such Common Stock.

  A "Related Business Transaction" means any Disposition of all or substantially all of the properties and assets of either Group in a transaction or series of related transactions that result in the Company receiving in consideration of such properties and assets primarily equity securities (including, without limitation, capital stock, debt securities convertible into or exchangeable for equity securities or interests in a general or limited partnership or limited liability company, without regard to the voting power or other management or governance rights associated therewith) of any entity which
(i) acquires such properties or assets or succeeds (by merger, formation of a joint venture or otherwise) to the business conducted with such properties or assets or controls such acquiror or successor and (ii) is primarily engaged or proposes to engage primarily in one or more businesses similar or complementary to the businesses conducted by such Group prior to such Disposition, as determined by the Board. The purpose of the Related Business Transaction exception is to enable the Company technically to "dispose" of properties or assets of a Group to other entities engaged or proposing to engage in businesses similar or complementary to those of the class of Common Stock of such Group without resulting in a dividend or other distribution on, or a conversion or redemption of, the class of Common Stock of such Group.

  The "Net Proceeds" of a Disposition of any of the properties and assets of either Group means, as of any date, an amount, if any, equal to what remains of the gross proceeds of such Disposition after any payment of, or reasonable provision is made as determined by the Board for, (a) any taxes payable by the Company (or which would have been payable but for the use of tax benefits attributable to the other Group) in respect of such Disposition or in respect of any resulting dividend or other distribution or redemption, (b) any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses and (c) any liabilities (contingent or otherwise) of or attributed to such Group, including, without limitation, any liabilities for deferred taxes or any indemnity or guarantee obligations of the Company incurred in connection with the Disposition or otherwise and any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividend or other distributions in respect of the Preferred Stock or Junior Preferred Stock allocated to such Group.

  The Company may elect to pay the dividend or other distribution or redemption price referred to in clause (1)(i) or (1)(ii) of the sixth preceding paragraph above either in the same form as the proceeds of the Disposition were received or in any other combination of cash, securities (other than Common Stock) or other property that the Board or, in the case of equity securities or debt securities that have not been Publicly Traded for a period of at least 15 months, an independent investment banking firm, determines will have an aggregate Market Value of not less than the amount of the Fair Value of the Net Proceeds.

  For illustrations of the calculations related to the mandatory dividend or other distribution on or redemption or conversion of Common Stock upon the Disposition of all or substantially all of the properties and assets of the Georgia-Pacific Group or the Timber Group and the possible subsequent conversion of any remaining Common Stock, see Annex II--"Illustrations of Certain Provisions of the Restated Articles".

  Conversion of Common Stock at Option of the Company. The Board may at any time convert each outstanding share of (i) Georgia-Pacific Group Stock into a number of fully paid and nonassessable shares of Timber Stock or (ii) Timber Stock into a number of fully paid and nonassessable shares of Georgia-Pacific Group Stock (or, if Timber Stock or Georgia-Pacific Group Stock, as the case may be, is not Publicly Traded at such time and shares of another class or series of common stock of the Company (other than Timber Stock or Georgia-Pacific Group Stock, respectively) are then Publicly Traded, of such other class or series of common stock of the Company as has the largest Market Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of such conversion mailed to holders), equal to 115% of the Market Value Ratio of the Converted Stock to the Consideration Stock as of the fifth Trading Day prior to the date of the notice of such conversion mailed to such holders.

  The foregoing provisions allow the Company the flexibility to recapitalize the Common Stock into one class of Common Stock that would, after such recapitalization, represent an equity interest in all of the Company's businesses. The optional conversion could be exercised at any time in the future if the Board determines that, under the facts and circumstances then existing, an equity structure consisting of separated classes of common stock intended to reflect separately the performance of the Company's manufacturing business and the timber business is no longer in the best interests of all of the Company's shareholders. Such conversion may be exercised, however, at a time that is disadvantageous to the holders of one or both of the classes of Common Stock. See "Risk Factors--Fiduciary Duties of the Board; No Definitive Precedent under Georgia Law" and "--Potential Conflicting Interests."

  For an illustration of the calculation of the number of shares of one class of Common Stock converted into shares of the other class of Common Stock at the option of the Company, see Annex II--"Illustrations of Certain Provisions of the Restated Articles."

  Redemption in Exchange for Stock of Subsidiary. At any time at which all of the assets and liabilities of the Georgia-Pacific Group (and no other assets or liabilities of the Company or any subsidiary thereof) are held directly or indirectly by one or more wholly owned subsidiaries of the Company (the "Georgia-Pacific Group Subsidiaries"), the Board may, provided that there are assets of the Company legally available therefor, redeem all of the outstanding shares of Georgia-Pacific Group Stock for all of the outstanding shares of the common stock of the Georgia-Pacific Group Subsidiaries equal to the number of shares of the Georgia-Pacific Group Subsidiaries to be outstanding immediately following such redemption.

  At any time at which all of the assets and liabilities of the Timber Group (and no other assets or liabilities of the Company or any subsidiary thereof) are held directly or indirectly by one or more wholly-owned subsidiaries of the Company (the "Timber Group Subsidiaries"), the Board may, provided that there are assets of the Company legally available therefor, redeem all of the outstanding shares of Timber Stock for a number of shares of common stock of the Timber Group Subsidiaries equal to the number of shares of the Timber Group Subsidiaries to be outstanding immediately following such redemption.

  This provision is intended to give the Company increased flexibility with respect to spinning-off the assets of one of the Groups by transferring the assets of such Group to one or more wholly-owned subsidiaries and redeeming the shares of Common Stock related to such Group in exchange for stock of such subsidiary or subsidiaries. As a result of any such redemption, holders of each class of Common Stock would hold securities of separate legal entities operating in distinct lines of business. Such a redemption could be authorized by the Board at any time in the future if it determines that, under the facts and circumstances then existing, an equity structure comprised of the Georgia-Pacific Group Stock and the Timber Stock is no longer in the best interests of all of the Company's shareholders.

  General Conversion and Redemption Provisions. Not later than the 10th Trading Day following the consummation of a Disposition referred to above under "-- Mandatory Dividend on or Redemption or Conversion of Common Stock," the Company will announce publicly by press release (i) the estimated Net Proceeds of such Disposition, (ii) the number of shares outstanding of the class of Common Stock relating to the Group subject to such Disposition and (iii) the number of shares of such Common Stock into or for which Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof. Not earlier than the 26th Trading Day and not later than the 30th Trading Day following the consummation of such Disposition, the Company will announce publicly by press release which of the actions specified in clause (1)(i), (1)(ii)(A), (1)(ii)(B) or (2) of the first paragraph under "--Mandatory Dividend on or Redemption or Conversion of Common Stock" it has irrevocably determined to take.

  If the Company determines to pay a dividend or other distribution as described in clause (1)(i) of such paragraph, the Company is required, not later than the 30th Trading Day following the consummation of such Disposition, to cause to be given to each holder of shares of the class of Common Stock relating to the Group subject to such Disposition and to each holder of Convertible Securities convertible into or exchangeable or exercisable for shares of such Common Stock (unless alternate provision for notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), a notice setting forth (i) the record date for determining holders entitled to receive such dividend or other distribution, which shall be not earlier than the 40th Trading Day and not later than the 50th Trading Day following the consummation of such Disposition, (ii) the anticipated payment date of such dividend or other distribution (which will not be more than 85 Trading Days following the consummation of such Disposition),
(iii) the type of property to be paid as such dividend or other distribution in respect of outstanding shares of such Common Stock, (iv) the Net Proceeds of such Disposition, (v) the number of outstanding shares of such Common Stock and the number of shares of such Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof and (vi) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities will be entitled to receive such dividend or other distribution only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the record date referred to in clause (i) of this sentence. Such notice will be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Company.

  If the Company determines to undertake a redemption pursuant to clause
(1)(ii)(A) of the first paragraph under "--Mandatory Dividend on or Redemption or Conversion of Common Stock," the Company is required, not earlier than the 35th Trading Day and not later than the 45th Trading Day prior to the redemption date, to cause to be given to each holder of shares of the class of Common Stock subject to the Disposition referred to in such paragraph, and to each holder of Convertible Securities convertible into or exchangeable or exercisable for shares of such Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities) a notice setting forth (i) a statement that all shares of such Common Stock outstanding on the redemption date will be redeemed, (ii) the redemption date (which will not be more than 85 Trading Days following the consummation of such Disposition), (iii) the type of property in which the redemption price for the shares to be redeemed is to be paid, (iv) the Net Proceeds of such Disposition, (v) the place or places where certificates for shares of such Common Stock, properly endorsed or assigned for transfer (unless the Company waives such requirement) are to be surrendered for delivery of cash and/or securities or other property, (vi) the number of outstanding shares of such Common Stock and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof, (vii) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities will be entitled to participate in such redemption only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the redemption date referred to in clause (ii) of this sentence and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or the Restated Articles as then amended if such holder thereafter converts, exchanges or exercises such Convertible Securities and (viii) a statement to the effect that, except as otherwise provided below, dividends or other distributions on such shares of such Common Stock shall cease to be paid as of such redemption date. Such notice will be sent by first-class mail, postage prepaid to each such holder at such holder's address as the same appears on the transfer books of the Company.

  If the Company determines to undertake a redemption pursuant to clause
(1)(ii)(B) of the first paragraph under "--Mandatory Dividend on or Redemption or Conversion of Common Stock," the Company is required, not later than the 30th Trading Day following consummation of the Disposition referred to in such paragraph, to cause to be given to each holder of shares of the class of Common Stock relating to the Group subject to such Disposition and to each holder of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), a notice setting forth (i) a date, not earlier than the 40th Trading Day and not later than the 50th Trading Day following the consummation of such Disposition in respect of which such redemption is to be made, on which shares of such class of Common Stock will be selected for redemption, (ii) the anticipated redemption date which will not be more than 85 Trading Days following the consummation of such Disposition, (iii) the type of property in which the redemption price for the shares to be redeemed is to be paid, (iv) the Net Proceeds of such Disposition, (v) the number of outstanding shares of such Common Stock and the number of shares of such Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof, (vi) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities will be entitled to participate in such selection for redemption only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the date referred to in clause (i) of this sentence and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or the Restated Articles as then amended if such holder thereafter converts, exchanges or exercises such Convertible Securities and (vii) a statement that the Company will not be required to register a transfer of any shares of such class of Common Stock for a period of 15 Trading Days next preceding the date referred to in clause (i) of this sentence. Promptly, but not earlier than 40 Trading Days nor more than 50 Trading Days following the consummation of such Disposition, the Company is required to cause to be given to each holder of shares of such Common Stock to be so redeemed a notice setting forth (1) the number of shares of such Common Stock held by such holder to be redeemed, (2) a statement that such shares of such Common Stock will be redeemed, (3) the redemption date, (4) the kind and per share amount of cash and/or securities or other property to be received by such holder with respect to each share of such Common Stock to be redeemed, including details as to the calculation thereof,
(5) the place or places where certificates for shares of such Common Stock, properly endorsed or assigned for transfer (unless the Company waives such requirement) are to be surrendered for delivery of such cash and/or securities or other property, (6) if applicable, a statement to the effect that the shares being redeemed may no longer be transferred on the transfer books of the Company after the redemption date and (7) a statement to the effect that, except as otherwise provided below, dividends or other distributions on such shares of such Common Stock will cease to be paid as of such redemption date. Such notices will be sent by first-class mail, postage prepaid to each such holder, at such holder's address as the same appears on the transfer books of the Company.

  If less than all of the outstanding shares of such Common Stock are to be redeemed as described above under "--Mandatory Dividend on or Redemption or Conversion of Common Stock," such shares will be redeemed by the Company pro rata among the holders of outstanding shares of such Common Stock or by such other method as may be determined by the Board to be equitable.

  In the event of any conversion as described above under "--Conversion of Common Stock at Option of the Company" or "--Mandatory Dividend on or Redemption or Conversion of Common Stock," the Company will cause to be given, not earlier than the 35th Trading Day and not later than the 45th Trading Day prior to the Conversion Date, to each holder of shares of the class of Common Stock to be so converted and to each holder of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), a notice setting forth (i) a statement that all outstanding shares of such Common Stock will be converted, (ii) the conversion date (which, in the case of a conversion after a Disposition, will not be more than 85 Trading Days following the consummation of such Disposition), (iii) the per share number of shares of Georgia-Pacific Group Stock or Timber Stock, as the case may be, to be received with respect to each share of such Common Stock, including details as to the calculation thereof, (iv) the place or places where certificates for shares of such Common Stock, properly endorsed or assigned for transfer (unless the Company waives such requirement) are to be surrendered for delivery of certificates for shares of such Common Stock, (v) the number of outstanding shares of such Common Stock and the number of shares of such Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof, (vi) a statement to the effect that, except as otherwise provided below, dividends or other distributions on such shares of such Common Stock will cease to be paid as of such conversion date and (vii) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities will be entitled to receive shares of such Common Stock upon such conversion only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the conversion date referred to in clause (ii) of this sentence and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or the Restated Articles as then amended if such holder thereafter converts, exchanges or exercises such Convertible Securities. Such notice will be sent by first-class mail, postage prepaid, to such holder at such holder's address as the same appears on the transfer books of the Company.

  If the Company determines to redeem shares of a class of Common Stock as described above under "--Redemption in Exchange for Stock of Subsidiary," the Company will cause to be given to each holder of shares of such Common Stock and to each holder of Convertible Securities convertible into or exchangeable or exercisable for shares of such Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), a notice setting forth (i) a statement that all shares of such Common Stock outstanding on the redemption date will be redeemed in exchange for shares of common stock of the Georgia-Pacific Group Subsidiaries or shares of common stock of the Timber Group Subsidiaries, as the case may be, (ii) the redemption date, (iii) the place or places where certificates for shares of such Common Stock properly endorsed or assigned for transfer (unless the Company waives such requirement) are to be surrendered for delivery of certificates for shares of common stock of the Georgia-Pacific Group Subsidiaries or shares of common stock of the Timber Group Subsidiaries, as the case may be, (iv) a statement to the effect that, except as otherwise provided below, dividends or other distributions on such shares of such Common Stock will cease to be paid as of such redemption date,
(v) the outstanding number of shares of such Common Stock and the number of shares of such Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof and (vi) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities will be entitled to receive shares of common stock of the Georgia-Pacific Group Subsidiaries or shares of common stock of the Timber Group Subsidiaries, as the case may be, only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the date referred to in clause (ii) of this sentence and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or the Restated Articles as then amended if such holder thereafter converts, exchanges or exercises such Convertible Securities. Such notice will be sent by first-class mail, postage prepaid, not less than 30 Trading Days nor more than 45 Trading Days prior to the redemption date, to each such holder at such holder's address as the same appears on the transfer books of the Company.

  Neither the failure to mail any notice described above to any particular holder of shares of any class of Common Stock or of any Convertible Securities nor any defect therein will affect the sufficiency thereof with respect to any other holder of outstanding shares of such Common Stock or of outstanding Convertible Securities, or the validity of any such conversion or redemption.

  The Company will not be required to issue or deliver fractional shares of any class or series of capital stock or any fractional securities to any holder of either class of Common Stock upon any conversion, redemption, dividend or other distribution described above. If more than one share of Common Stock is held at the same time by the same holder, the Company may aggregate the number of shares of any class or series of capital stock that is issuable or the amount of securities or property that is distributable to such holder upon any such conversion, redemption, dividend or other distribution (including any fractions of shares or securities). If the number of shares of any class or series of capital stock or the amount of securities remaining to be issued or distributed to any holder of such Common Stock is a fraction, the Company will, if such fraction is not issued or distributed to such holder, pay a cash adjustment in respect of such fraction in an amount equal to the Fair Value of such fraction on the fifth Trading Day prior to the date such payment is to be made (without interest).

  No adjustments in respect of dividends or other distributions will be made upon the conversion or redemption of any shares of Common Stock; provided, however, that if such shares are converted or redeemed by the Company after the record date for determining holders of such Common Stock entitled to any dividend or other distribution thereon, such dividend or other distribution will be payable to the holders of such shares at the close of business on such record date notwithstanding such conversion or redemption, in each case without interest.

  Before any holder of Common Stock will be entitled to receive certificates representing shares of any capital stock, cash and/or other securities or property to be distributed to such holder with respect to any conversion or redemption of shares of such Common Stock, such holder is required to surrender at such place as the Company specified certificates for shares of such Common Stock, properly endorsed or assigned for transfer (unless the Company waives such requirement). As soon as practicable after the Company's receipt of certificates for such shares of such Common Stock, the Company will deliver to the person for whose account such shares were so surrendered, or to the nominee or nominees of such person, certificates representing the number of whole shares of the kind of capital stock, cash and/or other securities or property to which such person was entitled, together with any fractional payment referred to above, in each case without interest. If less than all of the shares of Common Stock represented by any one certificate are to be redeemed, the Company will issue and deliver a new certificate for the shares of such Common Stock not redeemed.

  From and after any conversion or redemption of shares of either class of Common Stock, all rights of a holder of shares of such Common Stock that were converted or redeemed will cease, except for the right, upon surrender of the certificates representing such shares of such Common Stock, to receive the cash and/or the certificates representing shares of the kind and amount of capital stock and/or other securities or property for which such shares were converted or redeemed, together with any fractional payment or rights to dividends or other distributions as provided above, in each case without interest. No holder of a certificate that immediately prior to the conversion or redemption of Common Stock represented shares of such Common Stock will be entitled to receive any dividend or other distribution or interest payment with respect to shares of any kind of capital stock into or in exchange for which shares of such Common Stock were converted or redeemed until surrender of such holder's certificate in exchange for a certificate or certificates representing shares of such kind of capital stock. Upon such surrender, there will be paid to the holder the amount of any dividends or other distributions (without interest) which theretofore became payable with respect to a record date occurring after the conversion or redemption, but which were not paid by reason of the foregoing, with respect to the number of whole shares of the kind of capital stock represented by the certificate or certificates issued upon such surrender. From and after a conversion or redemption, the Company will, however, be entitled to treat the certificates for such Common Stock that have not yet been surrendered for conversion or redemption as evidencing the ownership of the number of whole shares of the kind of capital stock for which the shares of such Common Stock represented by such certificates shall have been converted or redeemed, notwithstanding the failure to surrender such certificates.

  The Company will pay any and all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of any shares of capital stock and/or other securities on conversion or redemption of shares of either class of Common Stock pursuant hereto. The Company will not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of any shares of capital stock and/or other securities in a name other than that in which the shares of such Common Stock so converted or redeemed were registered, and no such issue or delivery will be made unless and until the person requesting such issue has paid to the Company the amount of any such tax, or has established to the satisfaction of the Company that such tax had been paid.

  LIQUIDATION. Currently, in the event of a liquidation, dissolution or termination of the Company, after payment, or provision for payment, of the debts and other liabilities of the Company and the payment of full preferential amounts (including any accumulated and unpaid dividends or other distributions) to which the holders of any Preferred Stock or Junior Preferred Stock are entitled, holders of Existing Common Stock are entitled to share ratably in the remaining net assets of the Company. Under the Letter Stock Proposal, in the event of a liquidation, dissolution or termination of the Company, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Company and full preferential amounts (including any accumulated and unpaid distributions) to which holders of any series of Preferred Stock or Junior Preferred Stock are entitled (regardless of the Group to which such shares of Preferred Stock or Junior Preferred Stock were attributed), the holders of Georgia-Pacific Group Stock and Timber Stock will be entitled to receive the net assets, if any, of the Company remaining for distribution to holders of Common Stock on a per share basis in proportion to a fixed number of units per share of each class ("Liquidation Units"). Each share of Georgia-Pacific Group Stock will have one Liquidation Unit and each share of Timber Stock will have a number of Liquidation Units (including a fraction of one unit) equal to the number of Liquidation Units determined by the ratio expressed as a decimal fraction (rounded to the nearest three decimal places) equal to the quotient of (A) the sum of (1) four times X over the five-Trading Day period ending on the 40th Trading Day immediately succeeding the Effective Date, (2) three times X over the next preceding five-Trading Day period, (3) two times X over the next preceding five-Trading Day period and (4) X over the next preceding five-Trading Day period, divided by (B) the sum of (1) four times Y over the five-Trading Day period ending on such 40th Trading Day immediately succeeding the Effective Date, (2) three times Y over the next preceding five-Trading Day period, (3) two times Y over the next preceding five-Trading Day period and (4) Y over the next preceding five-Trading Day period, where X is the average Market Value of a share of Timber Stock and Y is the average Market Value of a share of Georgia-Pacific Group Stock. After the number of Liquidation Units to which each share of Timber Stock is entitled has been calculated in accordance with this formula, such number will not otherwise be changed without the approval of shareholders of each Group. Thus, after the date of the calculation of the number of Liquidation Units to which the Timber Stock is entitled the liquidation rights of the holders of the respective classes of Common Stock may not bear any relationship to the relative market values or the relative voting rights of the other class.

   The Company considers that its complete liquidation is a remote contingency, and its financial advisors believe that, in general, these liquidation provisions are immaterial to trading in Georgia-Pacific Group Stock and Timber Stock. No holders of Georgia-Pacific Group Stock will have any special right to receive specific assets of the Georgia-Pacific Group and no holder of Timber Stock will have any special right to receive specific assets of the Timber Group in the case of a liquidation, dissolution or termination of the Company.

  If the Company subdivides (by stock split, reclassification or otherwise) or combines (by reverse stock split or otherwise) the outstanding shares of any class of Common Stock or declares a dividend or other distribution of shares of any class of Common Stock to holders of such class of Common Stock, the number of Liquidation Units of the class of Common Stock will be appropriately adjusted as determined by the Board so as to avoid any dilution in aggregate liquidation rights of any class of Common Stock.

  Neither a merger nor share exchange of the Company into or with any other corporation, nor a merger or share exchange of any other corporation into or with the Company, nor any sale, lease, exchange or other disposition of all or any part of the assets of the Company, will, alone, be deemed to be a liquidation of the Company, or cause the dissolution of the Company, for purposes of the liquidation provisions set forth above.

  DETERMINATIONS BY THE BOARD. If the Letter Stock Proposal is approved by the shareholders and implemented by the Board, any determinations made in good faith by the Board pursuant to any provision described under "--Description of Georgia-Pacific Group Stock and Timber Stock," and any determinations with respect to any Group or the rights of holders of shares of either class of Common Stock, will be final and binding on all shareholders of the Company, subject to the rights of shareholders under applicable Georgia law and under the federal securities laws.

  PREEMPTIVE RIGHTS. Neither the holders of the Georgia-Pacific Group Stock nor the holders of the Timber Stock will have any preemptive rights or any rights to convert their shares into any other securities of the Company.

RESTATED RIGHTS AGREEMENT

  The Company has issued Junior Preferred Stock Purchase Rights (the "Original Rights") to all holders of its Existing Common Stock pursuant to a Rights Agreement dated as of July 31, 1989 between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Original Rights Agreement"). Each Original Right entitles the holder thereof to purchase shares of Series A Junior Preferred Stock under conditions specified in the Original Rights Agreement. If the Letter Stock Proposal is approved by the shareholders and implemented by the Board, the Original Rights Agreement will be amended and restated (the "Restated Rights Agreement") to, among other things, (i) reflect the new equity structure of the Company, (ii) reset the prices at which rights issued pursuant thereto may be exercised into units of Junior Preferred Stock,
(iii) extend the expiration date of the rights issued pursuant thereto from July 31, 1999 to December 31, 2007, (iv) change the triggering percentage with respect to a tender or exchange offer from 30% to 15%, and (v) replace the Board's ability to redeem the rights issued pursuant thereto for $.01 per right with the ability to terminate the rights.

  If the Letter Stock Proposal is approved by the shareholders and implemented by the Board, as of the Effective Date, the Board will amend the Articles by resolution to (i) reduce the authorized number of shares of Series A Junior Preferred Stock to zero, (ii) designate a new series of Junior Preferred Stock as the Series B Junior Preferred Stock and (iii) designate another new series of Junior Preferred Stock as the Series C Junior Preferred Stock. Further, subject to approval of the Letter Stock Proposal by the shareholders, the Board has resolved to (i) redesignate each Original Right as a "Georgia-Pacific Group Right," which will entitle the holders thereof to purchase shares of Series B Junior Preferred Stock under the conditions specified in the Restated Rights Agreement, and (ii) issue one right with respect to each share of Timber Stock (a "Timber Right"), which will entitle the holders thereof to purchase shares of Series C Junior Preferred Stock under the conditions specified in the Restated Rights Agreement. The Georgia-Pacific Group Rights and the Timber Rights are herein collectively referred to as the "Rights."

  The Restated Rights Agreement will provide that, prior to the earlier of (i) the tenth day (the "Stock Acquisition Date") after a public announcement that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or such subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the total voting rights of the then outstanding shares of Common Stock or (ii) the tenth business day following the commencement of a tender or exchange offer that would result in such person or group beneficially owning 15% or more of the total voting rights of the then outstanding shares of Common Stock (the earlier of such dates being called the "Separation Date"), each Georgia-Pacific Group Right and each Timber Right will be evidenced only by the certificates representing shares of Georgia-Pacific Group Stock and Timber Stock, respectively, then outstanding, and no separate Rights certificates will be distributed. Therefore, until the Separation Date, the Georgia-Pacific Group Rights will be transferred with and only with the Georgia-Pacific Group Stock, and the Timber Rights will be transferred with and only with the Timber Stock. For purposes of the Restated Rights Agreement, the total voting rights of the Common Stock will be determined based upon the voting rights of holders of outstanding shares of Timber Stock and Georgia-Pacific Group Stock in effect at the time of any such determination. See "--Description of Georgia-Pacific Group Stock and Timber Stock--Voting Rights." The Original Rights Agreement provided that the triggering percentage with respect to a tender or exchange offer would be 30% of the outstanding voting rights. The Restated Rights Agreement would decrease this percentage from 30% to 15% in order to make the triggering percentages for acquisitions of stock generally and for tender or exchange offers the same.

  Upon the close of business on the Separation Date, the Rights will separate from the Common Stock and become exercisable as described below. The Rights will expire on December 31, 2007 (the "Expiration Date"), unless earlier extended or terminated by the Company as described below. The Original Rights would have expired on July 31, 1999.

  Following the Separation Date, registered holders of Rights will be entitled to purchase from the Company (i) in the case of a Georgia-Pacific Group Right, one one-hundredth (1/100th) of a share of Series B Junior Preferred Stock (a "Series B Unit") at a purchase price of $350, subject to adjustment (the "Series B Unit Purchase Price"), and (ii) in the case of a Timber Right, one one-hundredth (1/100th) of a share of Series C Junior Preferred Stock (a "Series C Unit") at a purchase price of $100, subject to adjustment (the "Series C Unit Purchase Price"). An Original Right entitled the holder thereof to purchase one one-hundredth (1/100th) of a share of Series A Junior Preferred Stock at a purchase price of $175, under the conditions specified in the Original Rights Agreement. In adopting the Restated Rights Agreement, the Board determined that the purchase price related to an Original Right would not represent the long term value of a share of Georgia-Pacific Group Stock and, consequently, set the Series B Unit Purchase Price at $350.

  In the event (i) any person or group becomes an Acquiring Person, (ii) an Acquiring Person engages in one or more "self-dealing" transactions with the Company as set forth in the Restated Rights Agreement, (iii) the Company is the surviving or continuing corporation in a merger or other combination with an Acquiring Person and all the Common Stock remains outstanding and is not changed or exchanged or (iv) while there is an Acquiring Person, there shall be any reclassification of securities, recapitalization of the Company or other transaction or series of transactions that has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class or series of equity securities of the Company beneficially owned by the Acquiring Person, then the Rights will "flip-in," and proper provision will be made so that each holder of a Right, other than Rights which are, or under certain circumstances specified in the Restated Rights Agreement were, beneficially owned by any Acquiring Person (which will thereafter be void), will thereafter
(a) in the case of a Georgia-Pacific Group Right, entitle its holder to purchase, at the Series B Unit Purchase Price, a number of Series B Units with a market value equal to twice the Series B Unit Purchase Price and (b) in the case of a Timber Right, entitle its holder to purchase, at the Series C Unit Purchase Price, a number of Series C Units with a market value equal to twice the Series C Unit Purchase Price.

  Because of the nature of the dividend, liquidation and voting rights of each series of Junior Preferred Stock related to the Rights, the economic value of one Series B Unit and one Series C Unit should approximate the economic value of one share of Georgia-Pacific Group Stock and one share of Timber Stock, respectively.

  In the event, following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, (ii) any person consolidates or merges with the Company and all or part of the Common Stock is converted or exchanged for securities, cash or property of any other person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, the Rights will "flip-over," and each Georgia-Pacific Group Right and each Timber Right will entitle its holder to purchase, for the Series B Unit Purchase Price and Series C Unit Purchase Price, respectively, a number of shares of common stock of the surviving entity in any such merger, consolidation or other business combination or the purchaser in any such sale or transfer with a market value equal to twice the Series B Unit Purchase Price or Series C Unit Purchase Price, respectively.

  At any time until the earlier of (i) ten days following the Stock Acquisition Date or (ii) the Expiration Date, a majority of the independent directors of the Board may terminate the Rights without any payment to any holder thereof. Immediately upon the action of the Board ordering the termination of the Rights, the Rights will terminate and each Right will thereafter be null and void. The Original Rights Agreement permitted a majority of the independent directors of the Board to redeem the Original Rights in whole, but not in part, at a price of

$.01 per Original Right at any time before the earlier of (i) ten days following the Stock Acquisition Date or (ii) the Expiration Date. Allowing the Board to terminate the Rights instead of redeeming the Rights is intended to avoid the time and expense of a redemption in order to eliminate the effects of the Restated Rights Agreement.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

  At any time prior to the Separation Date, the Company may, without the approval of any holders of Rights, supplement or amend any provision of the Restated Rights Agreement, except that, without the approval of a majority of the independent directors, no supplement or amendment may be made that changes the Expiration Date, the Series B Purchase Price or Series C Purchase Price or the number of Series B Units or Series C Units of a share of Junior Preferred Stock for which a Right is exercisable (such provisions being referred to herein collectively as the "Principal Economic Terms"). From and after the Separation Date, the Company may, without the approval of any holders of Rights, supplement or amend the Restated Rights Agreement (i) to cure any ambiguity, (ii) to correct or supplement any provision that may be defective or inconsistent, (iii) subject to certain limitations and, in certain circumstances, only with the concurrence of a majority of the independent directors, to shorten or lengthen any time period under the Restated Rights Agreement (other than a time period relating to when the Rights may be terminated if at the time of such supplement or amendment the Rights are not then terminable), or (iv) in any manner that the Company may deem necessary or desirable and which does not adversely affect the interests of the holders of Rights (other than an Acquiring Person) and which does not change the Principal Economic Terms.

  A copy of the form of the Restated Rights Agreement (which includes as Exhibit A-1 thereto the Form of Rights Certificate for Georgia-Pacific Group Rights and as Exhibit A-2 thereto the form of Rights Certificate for the Timber Rights) will be filed with the Commission as an Exhibit to the Registration Statement of which this Proxy Statement is a part. A copy of the Original Rights Agreement previously has been filed with the Commission as an exhibit to a Registration Statement on Form 8-A, and is incorporated herein by reference. A copy of the form of the Restated Rights Agreement is available free of charge from the Company. This summary description of the Georgia-Pacific Group Rights and the Timber Rights does not purport to be complete and is qualified in its entirety by reference to the form of the Restated Rights Agreement.

CERTAIN ANTI-TAKEOVER PROVISIONS OF GEORGIA LAW AND GEORGIA-PACIFIC'S ARTICLES, BYLAWS AND RESTATED RIGHTS AGREEMENT

  The following information is provided with respect to certain matters that could be viewed as having the effect of discouraging an attempt to obtain control of the Company. The summary of certain provisions of Georgia-Pacific's Articles, Bylaws and Restated Rights Agreement set forth below is subject to and qualified in its entirety by reference to the Articles, Bylaws and form of Restated Rights Agreement, copies of which have been filed as an exhibit to the Registration Statement of which this Proxy Statement is a part.

  GEORGIA LAW

  General. Unless otherwise provided by a corporation's articles of incorporation or bylaws or by resolution of its board (by conditioning its submission of a proposed merger or share exchange), the Georgia Business Code generally requires the affirmative vote of a majority of all votes entitled to be cast, by all shares entitled to vote, voting as a single voting group, to approve mergers and share exchanges. Shareholders of the corporation surviving a merger need not approve a merger if: (i) the articles of incorporation of the surviving corporation will not differ from its articles before the merger; (ii) each share of stock of the surviving corporation outstanding immediately before the effective date of the merger is to be an identical outstanding or reacquired share immediately after the merger; and (iii) the number and kind of shares outstanding immediately after the merger, plus the number and kind of shares issuable as a result of the merger and by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed the total number and kind of shares of the surviving corporation authorized by its articles of incorporation immediately before the merger. Neither Georgia-Pacific's Articles nor its Bylaws contains a provision which alters the Georgia Business Code's voting requirements with respect to mergers and share exchanges.

  Georgia-Pacific has elected to be covered by two provisions of the Georgia Business Code that restrict business combinations with interested shareholders: the Business Combinations Provision and the Fair Price Provision. These provisions do not apply to a Georgia corporation unless its bylaws specifically make the statute applicable, and once adopted, in addition to any other vote required by the corporation's articles of incorporation or bylaws to amend the bylaws, such a bylaw may be repealed only by the affirmative vote of at least two-thirds of the continuing directors and a majority of the votes entitled to be cast by the voting shares of such corporation, other than shares beneficially owned by an interested shareholder and, with the respect to the Fair Price Provision, his, her or its associates and affiliates.

  Interested Shareholder Transactions. The provisions of the Georgia Business Code concerning "Business Combinations with Interested Stockholders" (the "Business Combinations Provision") generally prohibits certain "resident domestic Georgia corporations" from entering into certain business combination transactions with any "interested shareholder" (generally defined as any person other than the corporation or its subsidiaries beneficially owning at least 10% of the outstanding voting stock of the corporation) for a period of five years from the date that person became an interested shareholder, unless: (i) prior to becoming an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction by which the shareholder became an interested shareholder; or (ii) in the transaction in which the shareholder became an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the voting stock outstanding (excluding, for purposes of determining the number of shares outstanding, Insider Shares) at the time the transaction commenced; or
(iii) subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in the interested shareholder being the beneficial owner of at least 90% of the outstanding voting shares (excluding, for purposes of determining the number of shares outstanding, Insider Shares) and the transaction was approved at an annual or special meeting of shareholders by the holders of a majority of the voting stock entitled to vote thereon (excluding from such vote, Insider Shares and voting stock beneficially owned by the interested shareholder). For purposes of the Business Combinations Provision, "Insider Shares" refers generally to shares owned by: (a) persons who are directors or officers of the corporation, their affiliates, or associates; (b) subsidiaries of the corporation; and (c) any employee stock plan under which participants do not have the right (as determined exclusively by reference to the terms of such plan and any trust which is part of such plan) to determine confidentially the extent to which shares held under such plan will be tendered in a tender or exchange offer. A Georgia corporation's bylaws must specify that all requirements of the Business Combinations Provision apply to the corporation in order for the Business Combinations Provision to apply. Georgia-Pacific's Bylaws contain a provision stating that all requirements and provisions of the Business Combinations Provision (and any successor provisions thereto) apply to any "business combinations" involving Georgia-Pacific.

  Fair Price Requirements. The Georgia Business Code also contains a provision concerning "Fair Price Requirements" (the "Fair Price Provision") which imposes certain requirements on "business combinations" of a Georgia corporation with any person who is an "interested shareholder" of that corporation. In addition to any vote otherwise required by law or the corporation's articles of incorporation, under the Fair Price Provision business combinations with an interested shareholder must meet one of the three following criteria designed to protect a corporation's minority shareholders: (i) the transaction must be unanimously approved by the "continuing directors" of the corporation (generally directors who served prior to the time an interested shareholder acquired 10% ownership and who are unaffiliated with such interested shareholder) provided that the continuing directors constitute at least three members of the board of directors at the time of such approval; or (ii) the transaction must be recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder who is, or whose affiliate is, a party to the business combination; or (iii) the terms of the transaction must meet specified fair pricing criteria and certain other tests. A Georgia corporation's bylaws must specify that all requirements of the Fair Price Provision apply to the corporation in order for the Fair Price

Provision to apply. Georgia-Pacific's Bylaws contain a provision stating that all requirements and provisions of the Fair Price Provision (and any successor provisions thereto) apply to any "business combinations" involving Georgia-Pacific. The Fair Price Provision provides no protection for holders of other classes of common stock that was purchased by an acquiror whose purchase(s) triggered the Fair Price provision.

  ARTICLES OF INCORPORATION AND BYLAWS

  Staggered Board. The Board is divided into three classes of directors serving staggered three-year terms, with each class consisting, as nearly as possible, of one-third of the total number of directors. If the number of directors is increased or decreased, such increase or decrease will be apportioned among the classes so as to maintain, as nearly as possible, an equal number of directors in each class. Any additional director elected to fill a vacancy resulting from an increase in the size of the Board shall not be classified until the next election of directors by shareholders. The Georgia Business Code provides that a bylaw establishing staggered terms for directors may only be adopted, amended or repealed by the shareholders. Furthermore, the Articles provide that this bylaw provision may only be amended by the affirmative vote of at least 75% of the voting power of the outstanding capital stock of the Company entitled to vote generally in the election of directors, voting as a single voting group.

  The classification of directors has the effect of making it more difficult for shareholders to change the composition of the Board. At least two annual meetings of shareholders, instead of one, generally will be required to effect a change in the majority of the Board. The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Georgia-Pacific, even though such an attempt might be beneficial to Georgia-Pacific and its shareholders. See "Risk Factors--Effects on Potential Acquisitions of a Group or a Class of Common Stock."

  Increase in Number of Directors. The Bylaws provide that the number of directors may be increased or decreased by the Board or by the affirmative vote of at least 75% of the voting power of the outstanding capital stock of the Company entitled to vote generally in the election of directors, voting as a single voting group.

  Filling Vacancies. The Bylaws provide that any vacancy on the Board may be filled by a majority of the remaining members of the Board, though less than a quorum, by the sole remaining director or, if not so filled, by the holders of the shares of stock who are entitled to vote for the director with respect to which the vacancy is being filled, unless such vacancy occurs with respect to a director elected by a particular class or series of shares voting as a class or series. In the latter case, the vacancy may be filled by the remaining director or directors elected by that class or series, or, if not so filled, by the shareholders of that class or series. Any vacancy arising by reason of an increase in the number of directors may only be filled by the Board. The Articles provide that this provision of the Bylaws may only be amended by the affirmative vote of at least 75% of the voting power of the outstanding capital stock of the Company entitled to vote generally in the election of directors, voting as a single voting group. Accordingly, the Board could temporarily prevent any shareholder from enlarging the Board and filling the new directorships with such shareholder's own nominees.

  Special Meetings of Shareholders. The Georgia Business Code provides that a Georgia corporation shall hold a special meeting of shareholders: (i) on the call of the corporation's board of directors or the person or persons authorized by the corporation's articles of incorporation or bylaws; (ii) in the case of a corporation having more than 100 shareholders of record, upon the written demand of the holders of at least 25%, or such greater or lesser percentage as may be provided in the corporation's articles of incorporation or bylaws, of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting; or (iii) in the case of a corporation having 100 or fewer shareholders of record, upon the written demand of the holders of at least 25%, or such lesser percentage as may be provided in the corporation's articles of incorporation or bylaws, of all the votes entitled to be cast on any issue considered at the proposed special meeting. The Bylaws provide that a special meeting of shareholders may be called by: (i) the Chairman or Vice Chairman of the Board; (ii) the Chief Executive Officer;
(iii) the President; (iv) the Board; or (v) the holders of at least 75% of the outstanding shares of the Company entitled to vote in an election of directors.

  Nomination of Directors. The Bylaws provide that nomination for the election of directors may be made only by the Board or by a shareholder entitled to vote in the election of directors who gives timely written notice to the Secretary of the Company. Any such notice must be given not later than (i) with respect to an election to be held at an annual meeting of shareholders, not less than 60 nor more than 75 days in advance of such meeting or (ii) with respect to a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. The shareholder's notice must set forth (a) the name and address of the shareholder who intends to make the nomination; (b) a representation that the shareholder is a holder of record of shares of the Company's capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person(s) specified in the notice; (c) the class and number of shares of Common Stock held of record, owned beneficially and represented by proxy, by the shareholder and each proposed nominee as of the date of the notice; (d) the name, age, business and residence addresses and principal occupation or employment of each proposed nominee; (e) a description of all arrangements or understandings between the shareholder and each proposed nominee and any other person(s) (naming such person(s)) pursuant to which the nomination(s) are to be made by the shareholder; (f) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Commission; and (g) the written consent of each proposed nominee to serve as a director of the Company if so elected. The Articles further provide that these procedures may only be amended pursuant to the affirmative vote of at least 75% of the voting power of the outstanding capital stock of the Company entitled to vote generally in the election of directors.

  Social Responsibility Provision. The Articles include a provision permitting the Board to consider any pertinent factors, including general, social and economic effects, in discharging their duties and in determining what is in the best interests of the corporation. This provision clarifies the Board's authority to consider factors other than the interests of the shareholders themselves when considering an acquisition offer.

  Issuance of Preferred Stock or Junior Preferred Stock. The Articles currently provide for the issuance of Preferred Stock and Junior Preferred Stock in series at the discretion of the Board without further action by the Company's shareholders (except as may be required by applicable law or the rules or regulations of any securities exchange on which the Company's securities may then be listed). The Board may designate any of such series of Preferred Stock or Junior Preferred Stock and may establish the relative rights and preferences of each series; however, no series of Preferred Stock or Junior Preferred Stock may entitle the holder thereof to more than one vote per share. The Articles authorize 10 million shares of Preferred Stock and 25 million shares of Junior Preferred Stock, of which 5 million shares will be designated as Series B Junior Preferred Stock and 5 million shares will be designated as Series C Junior Preferred Stock. The shares of Series B Junior Preferred Stock and Series C Junior Preferred Stock will be reserved for issuance in connection with the Restated Rights Agreement. One of the effects of the existence of authorized, unissued and unreserved Preferred Stock or Junior Preferred Stock could be to enable the Board to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

  Shareholder Proposals. The Bylaws set forth certain procedural requirements governing the submission of shareholder proposals. Shareholder proposals that are not made in accordance with such procedures may be disregarded at any shareholders' meeting at which a vote on the proposal is sought. The existence of these procedural requirements could have the effect of delaying or preventing the submission of certain matters proposed by any shareholder to a vote of the shareholders.

  Restrictions on Amendment of Articles. Under the Georgia Business Code, in general and except as otherwise provided by the Articles, amendments to the Articles must be recommended to the shareholders by the Board and approved at a properly called shareholder meeting by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment.

  The Articles require the affirmative vote of the holders of not less than 75% of the voting power of the outstanding capital stock of the Company entitled to vote generally in the election of directors voting together as a single class, to make, alter, amend, change, add to or repeal any provision of the Articles or Bylaws, as applicable, where such creation, alteration, amendment, change, addition or repeal would be inconsistent with the provisions of the Articles or Bylaws, as applicable, relating to: (i) the number of members of the Board;
(ii) the classification of the Board; (iii) the filling of vacancies on the Board; (iv) the Junior Preferred Stock; (v) procedure for nomination of directors; (vi) removal of directors; (vii) calling special meetings of shareholders; or (viii) amending the provisions establishing the supermajority votes.

  Restrictions on Amendment of Bylaws. Under the Georgia Business Code, in general and subject to the requirements of the Business Combinations Provision, the Fair Price Provision and the Articles, the Bylaws may be altered, amended or repealed by the Board or by the affirmative vote of the holders of a majority of the shares of Common Stock entitled to vote and actually voted on such matter. Further, the Bylaws require the affirmative vote of at least 75% of the voting power of the outstanding capital stock of the Company entitled to vote generally in the election of directors voting together as a single voting group to change the number of members of the Board or to remove any directors.

  RESTATED RIGHTS AGREEMENT

  The Restated Rights Agreement will permit disinterested shareholders to acquire additional shares of the Company or of an acquiring company at a substantial discount in the event of certain described changes in control. See "--Restated Rights Agreement."

  Certain provisions described above may have the effect of delaying shareholder actions with respect to certain business combinations and the election of new members of the Board. As such, the provisions could have the effect of discouraging open market purchases of Common Stock because they may be considered disadvantageous by a shareholder who desires to participate in a business combination or elect a new director.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion summarizes the principal United States federal income tax consequences of the Letter Stock Proposal. The discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Department regulations, published positions of the Service, and court decisions now in effect, all of which are subject to change. In particular, Congress could enact legislation affecting the treatment of stock with characteristics similar to the Georgia-Pacific Group Stock and the Timber Stock or the Treasury Department could promulgate regulations that change current law, including regulations issued pursuant to its authority under
Section 337(d) of the Code. Any future legislation or regulations could be enacted or promulgated so as to apply retroactively to the Georgia-Pacific Group Stock and the Timber Stock.

  This discussion addresses only those shareholders who hold their Existing Common Stock as a capital asset within the meaning of Section 1221 of the Code, and is included for general information only. It does not discuss all aspects of United States federal income taxation that may be relevant to a particular shareholder in light of such shareholder's personal tax circumstances and does not apply to certain types of shareholders who may be subject to special treatment under the federal income tax laws. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS TO THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS TO WHICH THEY MAY BE SUBJECT.

  In the opinion of Simpson Thacher & Bartlett, special tax counsel to the Company, the Georgia-Pacific Group Stock and the Timber Stock will be treated for federal income tax purposes as common stock of the Company. Assuming that the Georgia-Pacific Group Stock and the Timber Stock are considered to be common stock of the Company, (i) the shareholders will neither recognize income, gain or loss on the redesignation of Existing Common Stock as Georgia-Pacific Group Stock nor receive a taxable dividend upon the distribution of the Timber Stock pursuant to the Letter Stock Proposal; (ii) the basis of the Existing Common Stock held by a shareholder immediately before the distribution of the Timber Stock will be allocated between the Georgia-Pacific Group Stock and the Timber Stock received in proportion to the fair market value of the Georgia-Pacific Group Stock and the Timber Stock on the date of distribution; (iii) the holding period of the Georgia-Pacific Group Stock and the Timber Stock will include the holding period of the Existing Common Stock, assuming that the Existing Common Stock was a capital asset in the hands of the shareholder; (iv) neither the Georgia-Pacific Group Stock nor the Timber Stock will be "section 306 stock"; and (v) the amendment and restatement of the Rights Agreement will not result in income, gain or loss to the shareholders. In addition, any conversion of Georgia-Pacific Group Stock into Timber Stock or of Timber Stock into Georgia-Pacific Group Stock upon the Company's exercise of its right to do so would constitute a tax-free exchange to a shareholder. Such shareholder's tax basis and holding period in the converted stock would be carried over to the Common Stock received in such tax-free exchange.

  The Service has announced that it will not issue advance rulings on the classification of an instrument that has certain voting and liquidation rights in an issuing corporation but whose dividend rights are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets held by a subsidiary. In addition, there are no court decisions or other authorities that bear directly on the effect of the features of the Georgia-Pacific Group Stock and the Timber Stock. It is possible, therefore, that the Service could assert that the Georgia-Pacific Group Stock or the Timber Stock represents stock in a separate corporation rather than stock in the Company. If the Georgia-Pacific Group Stock or the Timber Stock were treated as other than stock of the Company, the redesignation of the Existing Common Stock or the distribution of the Timber Stock, as well as a subsequent exchange of the Georgia-Pacific Group Stock and Timber Stock upon the Company's exercise of a right to do so, could be taxable to shareholders and the Company. As indicated above, however, it is the opinion of counsel that the Service would not prevail in any such assertion.

ELIMINATION OR REVISION OF CERTAIN PROVISIONS OF THE ARTICLES

  The Letter Stock Proposal also includes certain other amendments to the Articles. Article VI of the Articles provides that the "Board of Directors of the Corporation shall have the power to distribute a portion of the assets of the Corporation, in cash or in property, to holders of shares of the Corporation out of the capital surplus of the Corporation." This provision is based upon former provisions of the Georgia Business Code that made distinctions between dividends (payable only from earned surplus or current earnings, except in the case of wasting asset corporations), distributions in partial liquidation (payable from capital surplus), and share repurchases (payable from earned surplus and from capital surplus if permitted in the articles or approved by the shareholders). The current Georgia Business Code eliminates these distinctions in favor of a uniform test on all distributions by a corporation, whether in the form of a dividend, repurchase or redemption of shares or otherwise. A Georgia corporation may not make a distribution if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The designations of the Georgia-Pacific Group Stock and the Timber Stock included in the Restated Articles incorporate the current provisions of the Georgia Business Code with respect to distributions to shareholders. Consequently, in order to avoid an inconsistency within the Restated Articles, Article VI will be deleted in its entirety. As a result, the Company's ability to make distributions with respect to shares of Common Stock will be determined in accordance with Article V, Section A of the Restated Articles.

  The second paragraph of Article IV of the Articles provides that "[t]he authorized but unissued shares of Preferred Stock, Junior Preferred Stock and Common Stock shall be available for issue and sale at any time and from time to time, either in whole or in part, and upon such terms and conditions and for such consideration, not less than par value thereof, if any, as may be provided by the Board of Directors of the Corporation." The current Georgia Business Code only requires that the Board determine that the consideration received for shares to be issued is adequate, in fulfillment of its general fiduciary duties. Payment of par value is not required to make shares fully paid and nonassessable; only payment of the agreed consideration. The designation of the Georgia-Pacific Group Stock and the creation of the Timber Stock included in the Restated Articles permit the Board to issue shares of Georgia-Pacific Group Stock and Timber Stock within its discretion, subject to its fiduciary duties. Consequently, in order to eliminate an inconsistency in the Restated Articles, the provisions of the second paragraph of Article IV will be revised to eliminate their application to future issuances of shares of Common Stock but not to future issuances of shares of Preferred Stock or Junior Preferred Stock.

NO DISSENTERS' RIGHTS

  Under the Georgia Business Code, holders of Existing Common Stock do not have dissenters' rights with regard to the Letter Stock Proposal or any of the other proposals.

           PROPOSAL 2--RESTATED 1995 SHAREHOLDER VALUE INCENTIVE PLAN

GENERAL

  The Company currently grants options to officers and key employees under the 1995 Shareholder Value Incentive Plan (the "1995 SVIP"). The purpose of the 1995 SVIP is to provide officers and other key employees of the Company with an opportunity to benefit along with all other shareholders in the appreciation in the value of the Existing Common Stock through the grant of options to purchase shares of Existing Common Stock ("SVIP Options"). The 1995 SVIP is designed to provide a strong incentive to participants to maximize total shareholder returns by linking vesting of SVIP Options and the possibility of enhanced awards of SVIP Options to achievement of levels of overall returns to shareholders that exceed the weighted average of such returns of the Company's peers. The 1995 SVIP provides that 8.1 million shares of Existing Common Stock are reserved for the grant of SVIP Options. SVIP Options to purchase 4,713,200 shares of Existing Common Stock granted between 1995 and 1997 remain outstanding. The Company has determined that consistent with the goal of reflecting separately the performance of the Company's manufacturing businesses and its timber business underlying the Letter Stock Proposal, it is critical to provide equity-based incentives to the management of the manufacturing businesses and the timber business that are more directly related to their efforts and the results of their distinct operations than is possible under the 1995 SVIP. Accordingly, on September 17, 1997, the Board adopted an amendment and restatement of the 1995 SVIP (the "Restated SVIP"), subject to the approval by the Company's shareholders of the Restated SVIP and the Letter Stock Proposal. If approved by the shareholders, the Restated SVIP will become effective on the Effective Date.

SUMMARY OF THE RESTATED SVIP

  SHARES AVAILABLE. The Restated SVIP provides that 4,600,000 shares of Georgia-Pacific Group Stock and an equal number of shares of Timber Stock will be available in the event of exercise of Georgia-Pacific Group Stock Options and Timber Stock Options converted from previously granted SVIP Options. In the event of a stock dividend, stock split, recapitalization, merger, consolidation or any other similar event which affects Georgia-Pacific Group Stock or Timber Stock, the Compensation Committee of the Board has the authority to make such adjustments in the aggregate number of shares reserved for issuance, the number of shares covered by outstanding Timber Stock Options or Georgia-Pacific Group Stock Options, limits on individual grants, and the exercise prices for such options as may be appropriate to reflect such event.

  PARTICIPATION. The Restated SVIP provides that only holders of outstanding SVIP Options will participate in the Restated SVIP.

  RIGHT TO PURCHASE SHARES AND EXERCISE PRICE. Each SVIP Option previously granted and unexercised will be converted from an option to purchase a specified number of shares of Existing Common Stock at a specified price into two separate options (each independently exercisable), one to purchase shares of Georgia-Pacific Group Stock (a "Georgia-Pacific Group Stock Option") and the other to purchase shares of Timber Stock (a "Timber Stock Option"), in each case for a number of shares equal to the number of shares of Existing Common

Stock specified in such SVIP Option. The Georgia-Pacific Group Stock Option and the Timber Stock Option may be collectively referred to as the "Restated Options" or individually as a "Restated Option."

  The 1995 SVIP provides that the exercise price to be paid by a participant (such participant, an "Optionee") pursuant to an SVIP Option shall be the mean of the high and low price for a share of Existing Common Stock as reported on the NYSE Composite Tape on the date of grant. Accordingly, an exercise price has been established for each outstanding SVIP Option. The exercise price for each Georgia-Pacific Group Stock Option and each Timber Stock Option shall be determined by using the average of the high and low price for Timber Stock (the "Timber Stock Price") and Georgia-Pacific Group Stock (the "Georgia-Pacific Group Stock Price") on the first date such stocks are traded, regular way, on the NYSE. The exercise price of each Georgia-Pacific Group Stock Option will be calculated by multiplying the exercise price of the SVIP Option from which it was derived by a fraction the numerator of which is the Georgia-Pacific Group Stock Price and the denominator of which is the sum of the Georgia-Pacific Group Stock Price and the Timber Stock Price. The exercise price of each Timber Stock Option will be calculated by multiplying the exercise price of the SVIP Option from which it was derived by a fraction the numerator of which is the Timber Stock Price and the denominator of which is the sum of the Georgia-Pacific Group Stock Price and the Timber Stock Price.

  The exercise price of a Georgia-Pacific Group Stock Option or Timber Stock Option is payable (i) in cash or (ii) by surrender of mature shares of capital stock of the same class of the Company owned by the participant, valued at the mean of the high and low price for a share of such stock on the date of surrender of such shares.

  TERM AND EXERCISABILITY OF OPTIONS. The term of each Restated Option other than Discretionary Grants will be ten years from the date of grant of the SVIP Option from which it was converted. The term of a Discretionary Grant is five and one-half years from such grant date. In both cases, the term may be shortened under circumstances described below. A "Discretionary Grant" is a Restated Option which, under the terms of the Restated SVIP, is converted from a Special Discretionary Option Grant (as defined in the original SVIP).

  All Restated Options will become exercisable at the end of three, four or five years from the date of grant of the SVIP Option from which it was converted only if, at any such date, the Total Shareholder Return over the immediately preceding three, four or five full fiscal years, as the case may be, exceeds the weighted average Total Shareholder Return of the industry peer group for the same period. Returns of the companies comprising the industry peer group are weighted on the basis of beginning-of-year market capitalization. All Restated Options (other than Discretionary Grants) which have not become exercisable on the basis described above in this paragraph will become exercisable nine and one-half years after the date of grant of the SVIP Option from which it was converted assuming the Restated Option remains outstanding. Discretionary Grants will vest solely if the above-described performance goals are met. A Restated Option which becomes exercisable either because of the attainment of performance goals over the three-, four- or five-year measurement periods described above or automatically nine and one-half years after the date of grant of the SVIP Option from which it was converted will be exercisable for the remainder of the ten-year period beginning on the date of grant of the SVIP Option from which it was converted, provided, however, that (i) if an Optionee's employment with the Company and its subsidiaries terminates prior to the date as of which the Optionee's Restated Options become exercisable or such employment is terminated for cause (regardless of whether such options have become exercisable, but subject to applicable law), the Optionee's Restated Options shall terminate as of the date of such termination; (ii) except in the case of terminations for cause, if an Optionee's employment with the Company and its subsidiaries terminates on or after the date as of which the Optionee's Restated Options become exercisable for reasons other than retirement, death or disability, the Restated Options will remain exercisable for ninety days following the date of such termination (or if shorter, the period until the expiration of the term of the Restated Options); and (iii) except in the case of terminations for cause and Discretionary Grants, if an Optionee's employment with the Company and its subsidiaries terminates prior to the date as of which the Optionee's Restated Options become exercisable because of retirement, death or disability, such Restated Options may become exercisable after the date of termination upon the attainment of stated performance goals over the three-, four- or five-year measurement periods described above.

  The Restated SVIP provides that if an Optionee retires at age 55 or older with at least ten years of service, or at age 65, or becomes disabled or dies, and such employee's Restated Options (other than Discretionary Grants) do not, either prior to or after such event, become exercisable based on the Company's performance as described above, a specified portion of such Restated Options, ranging from 50% to 100%, will become exercisable based on the number of years elapsed in the ten-year term of such Restated Options at the time of such event. The closer Restated Options are to expiration, the greater the percentage of such Restated Options that will become exercisable. Restated Options that become exercisable in this manner remain exercisable for six months or until expiration of such ten-year term, whichever occurs first.

  In addition, in the event of a change in control (as defined in the Restated
SVIP), outstanding Restated Options become exercisable if the Total Shareholder Return over the three, four or five years immediately preceding the effective date of the change in control exceeded the weighted average Total Shareholder Return of the industry peer group over the same period. Restated Options that become exercisable in this manner remain exercisable for the remaining term of such Restated Options.

  "Total Shareholder Return" for a peer group company is (i) the sum of (A) the aggregate value, based on the issuer's share price at the end of the measurement period and assuming reinvestment of all dividends, of an investment in such issuer's stock assumed to have been made at the beginning of the measurement period at the then-current share price, less (B) the value of such investment at the beginning of the measurement period, divided by (ii) the value of the investment at the beginning of the measurement period. Total Shareholder Return of the Company will be calculated using the combined total shareholder returns of Georgia-Pacific Group Stock and Timber Stock for the measurement period.

  Restated Options are not transferable except by will, the laws of descent and distribution or pursuant to a written beneficiary designation. All Restated Options may be exercised during the holder's lifetime only by the holder or his or her guardian or legal representative.

  ADMINISTRATION. The Restated SVIP will be administered by the Compensation Committee, which consists solely of two or more directors who are "non-employee directors" as defined in Rule 16b-3 under the Exchange Act and "outside directors" as defined in Section 162(m) of the Code. The Committee will have the authority to administer the Restated SVIP, make all determinations with respect to the construction and application of the Restated SVIP and the Board resolutions adopting the Restated SVIP, adopt and revise rules and regulations relating to the Restated SVIP and make other determinations which it believes necessary or advisable for the administration of the Restated SVIP. The Committee is authorized to appoint one or more individuals or entities, who need not be members of the Committee, to act as its agent in the administration of the Restated SVIP, and has appointed the Chairman and Chief Executive Officer as such agent.

  AMENDMENT AND TERMINATION. No further grants may be made under the Restated SVIP. The Board may amend or terminate the Restated SVIP at any time. The Board may not, however, modify the terms or conditions of any Restated Option without the consent of the Optionee (other than permitted adjustments to reflect recapitalizations and similar events, as described above). Without shareholder approval, the Board may not (i) increase the maximum number of shares of Common Stock which may be issued under the SVIP in the aggregate (except for adjustments as discussed above), (ii) extend the term of the Restated SVIP,
(iii) amend the provisions of the Restated SVIP relating to amendments or (iv) reprice Restated Options.

  Information contained herein relating to the Restated SVIP is qualified in its entirety by reference to such plan, which is attached to this Proxy Statement as Annex VI.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF RESTATED OPTIONS

  In the opinion of Alston & Bird LLP, counsel to the Company, the following discussion generally summarizes the material United States federal income tax consequences to participants who hold Restated Options.

  All SVIP Options and Restated Options are nonqualified stock options. For federal income tax purposes, no income was recognized by a participant upon the grant of an option under the 1995 SVIP. Upon the exercise of a Restated Option, compensation taxable as ordinary income will be realized by the participant in an amount equal to the excess of the fair market value of a share of Georgia-Pacific Group Stock or Timber Stock, as the case may be, on the date of such exercise over the exercise price. A subsequent sale or exchange of such shares will result in gain or loss measured by the difference between (i) the exercise price increased by any compensation reported upon the participant's exercise of the option and (ii) the amount realized on such sale or exchange. Such gain or loss will be capital in nature if the shares were held as a capital asset and will be long-term if such shares were held for the applicable long-term capital gain holding period.

  Under recently enacted legislation, capital gains recognized by recipients generally will be subject to a maximum federal income tax rate of 20% if the shares sold or exchanged are held for more than 18 months, and to a maximum federal income tax rate of 28% if such shares are held for more than one year but less than or equal to 18 months. However, if the holding period of shares begins after December 31, 2000, and such shares are held for more than 5 years, the maximum capital gains rate for federal income tax purposes for recipients on the sale or exchange of such shares generally will be 18%. If an option was held on or before December 31, 2000, then shares acquired pursuant to an exercise of that option will not qualify for such 18% maximum rate, regardless of when such shares were acquired.

  The Company generally is entitled to a deduction (subject to the provisions of Section 162(m) of the Code) for compensation paid to a participant at the same time and in the same amount as the participant is considered to have realized compensation by reason of the exercise of an option.

BENEFITS TO NAMED EXECUTIVE OFFICERS AND OTHERS

  As of October 27, 1997, the persons and groups shown in the following table held SVIP Options. Subject to approval of the Restated SVIP and the Letter Stock Proposal by the shareholders, SVIP Options will be converted to Restated Options under the Restated SVIP. Directors who are not employees are not entitled to participate in the 1995 SVIP or the Restated SVIP. No future awards will be made under the Restated SVIP.

                                                           1995 SVIP
                             --------------------------------------------------
               NAME AND POSITION                 DOLLAR VALUE NUMBER OF OPTIONS
-------------------------------------------------------------------------------
 Alston D. Correll
  Chairman, Chief Executive Officer and
  President                                          (1)          331,100(2)
-------------------------------------------------------------------------------
 Davis K. Mortensen (3)
  Executive Vice President--
  Building Products                                  (1)          113,000(2)
-------------------------------------------------------------------------------
 W. E. Babin (3)
  Executive Vice President--
  Pulp and Paper                                     N/A           N/A
-------------------------------------------------------------------------------
 John F. McGovern
  Executive Vice President-- Finance and Chief
  Financial Officer                                  (1)          90,600(2)
-------------------------------------------------------------------------------
 Donald F. Glass
  Executive Vice President--
  Building Products
  Manufacturing and Sales                            (1)          60,500(2)
-------------------------------------------------------------------------------
 All Executive Officers as a Group (including
  the above)                                         (1)          976,400(2)
-------------------------------------------------------------------------------
 All Non-Executive Employees as a Group              (1)          3,736,800(2)

--------
(1) The dollar value of the above options is dependent on the difference between the exercise price and the fair market value of the underlying shares on the date of exercise.
(2) The exercise prices for such options range from $72.63 to $80.50 per share.
(3) Messrs. Mortensen and Babin retired from the Corporation on March 1, 1997 and April 1, 1997, respectively.

VOTE REQUIRED

  Proposal 2 will be approved if the number of shares of Existing Common Stock voted in favor of the proposal exceeds the number of shares of Existing Common Stock voted against the proposal.

RECOMMENDATION OF THE BOARD

  THE BOARD HAS CAREFULLY CONSIDERED PROPOSAL 2 AND BELIEVES THAT ITS ADOPTION IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS APPROVE PROPOSAL 2.

PROPOSALS 3 AND 4--GEORGIA PACIFIC CORPORATION/GEORGIA-PACIFIC GROUP 1997 LONG-
              TERM INCENTIVE PLAN AND GEORGIA-PACIFIC CORPORATION/
                   TIMBER GROUP 1997 LONG-TERM INCENTIVE PLAN

GENERAL

  Proposal 3 pertains to the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long-Term Incentive Plan (the "Georgia-Pacific Group Plan") and Proposal 4 pertains to the Georgia-Pacific Corporation/Timber Group 1997 Long-Term Incentive Plan (the "Timber Group Plan"), which plans are identical except as otherwise noted. On September 17, 1997 the Board adopted the Georgia-Pacific Group Plan and the Timber Group Plan (collectively, the "Incentive Plans" and individually an "Incentive Plan"), subject to approval of the Incentive Plans and the Letter Stock Proposal by the Company's shareholders. The Georgia-Pacific Group Plan authorizes grants of awards with respect to Georgia-Pacific Group Stock only and the Timber Group Plan authorizes grants of awards with respect to Timber Stock only. The Company does not currently intend to grant awards under the Georgia-Pacific Group Plan to employees of the Timber Group or to grant awards under the Timber Group Plan to employees of the Georgia-Pacific Group. It is intended, however, that certain officers and key employees of the Company who will continue to have responsibilities involving both the Georgia-Pacific Group and the Timber Group may be granted incentive awards under both Incentive Plans in a manner which reflects their responsibilities. The Board believes that permitting incentive awards to be made to participants with respect to the class of Common Stock which reflects the performance of the business in which the participants work will better serve the Company's interest.

  If approved by the shareholders, the Incentive Plans will become effective on the Effective Date. The Incentive Plans are intended to promote the interests of the Company and its shareholders by attracting and retaining exceptional executive personnel and other key employees, motivating such employees by means of stock options, restricted shares and performance-related incentives to achieve long-term performance goals, and enabling such employees to participate in the long-term growth and financial success of the Company. The Incentive Plans provide that all employees of the Company and its subsidiaries are eligible to participate in both plans. As of September 15, 1997, there were approximately 47,000 employees of the Company. It is expected that the Board will identify specific employees to receive options, restricted stock or performance awards under either or both of the Incentive Plans.

  Information contained herein relating to the Incentive Plans is qualified in its entirety by reference to the Georgia-Pacific Group Plan and the Timber Group Plan, which are attached to this Proxy Statement as Annexes VII and VIII, respectively. Information regarding proposed amendments to the 1995 SVIP is contained in Proposal 2 and information regarding adjustments to other existing plans is contained in Annex IX to this Proxy Statement.

SUMMARY OF THE INCENTIVE PLANS

  ADMINISTRATION. The Incentive Plans will be administered by a committee of the Board consisting solely of two or more directors who are "non-employee directors" as defined in Rule 16b-3 under the Exchange Act and "outside directors" as defined in Section 162(m) of the Code (the "Committee").

  TYPES OF AWARDS; LIMITS. The Incentive Plans provide for the granting of four types of awards on a stand alone, combination, or tandem basis: nonqualified stock options, incentive stock options, restricted shares and performance awards. The Georgia-Pacific Group Plan provides for the granting of up to a total of 4,500,000 shares of Georgia-Pacific Group Stock, provided that the total number of shares of restricted stock and performance award shares which may be granted under this plan may not exceed 1,125,000 shares, the total number of shares with respect to which options are granted in any one year may not exceed 200,000 shares to any individual employee, the total number of shares with respect to which performance awards may be granted in any one year may not exceed 50,000 shares to any individual employee, the total number of restricted shares which may be granted in any one year may not exceed 25,000 shares to any individual employee and the value of performance awards payable in cash made in any year shall not exceed $2,500,000 to any individual employee. The Timber Group Plan provides for the granting of up to a total of 2,300,000 shares of Timber Stock, provided that the total number of shares of restricted stock and performance award shares which may be granted under this plan may not exceed 575,000 shares, the total number of shares with respect to which options are granted in any one year may not exceed 200,000 shares to any individual employee, the total number of shares with respect to which performance awards may be granted in any one year may not exceed 50,000 shares to any individual employee, the total number of restricted shares which may be granted in any one year may not exceed 25,000 shares to any individual employee and the value of performance awards payable in cash made in any year shall not exceed $2,500,000 to any individual employee. The above limits are subject, in each case, to adjustment as provided in the Incentive Plans in the event of a stock split, stock dividend, combination or exchange of shares, exchange for other securities, reclassification, reorganization, redesignation, merger, consolidation, recapitalization, or other such change. No payments or contributions are required to be made by the employees who participate in the Incentive Plans other than the payment of any purchase price upon the exercise of a stock option.

  STOCK OPTIONS. A stock option award grants the right to buy a specified number of shares of Georgia-Pacific Group Stock or Timber Stock, as the case may be, at a fixed exercise price during a specified time, and subject to such other terms and conditions, as the Committee may determine; provided that the exercise price of any incentive stock option shall not be less than 100% of the fair market value of the underlying stock on the date of grant of the award. An incentive stock option award granted pursuant to the Incentive Plans is an award in the form of a stock option which complies with the requirements of
Section 422 of the Code or any successor section as it may be amended from time to time. All stock option awards granted under the Incentive Plans that do not qualify as incentive stock options are nonqualified stock options. The exercise price of all stock option awards under the Incentive Plans is payable, at the Committee's discretion, in cash, in shares of already owned stock of the same class of the Company, in any combination of cash and shares, or any other method deemed appropriate by the Committee. Each option grant may be exercised in whole, at any time, or in part, from time to time, after the option becomes exercisable. The Committee may provide in an option agreement for the automatic grant to the participant of additional options equal to the number of shares, if any, surrendered in payment of the exercise price of the original option. The exercise price for such additional options would be equal to the fair market value per share of the stock surrendered on the date of exercise of the original option, and the term of the new option would otherwise be identical to the term of the original option.

  RESTRICTED SHARES. A grant of restricted shares under the Incentive Plans is an award of shares of Georgia-Pacific Group Stock or Timber Stock, as the case may be, subject to such restrictions on transfer, or other incidents of ownership, for such periods of time as the Committee may determine. The certificates representing the restricted shares shall be held by the Company until the end of the applicable period of restriction, during which the shares may not be sold, transferred, gifted, bequeathed, pledged, assigned, or otherwise alienated or hypothecated, voluntarily or involuntarily, except as otherwise provided in the applicable Incentive Plan or the award agreement. However, during the period of restriction, the recipient of restricted shares will be entitled to vote the restricted shares and to retain cash dividends paid thereon.

  PERFORMANCE AWARDS. A performance award is a right granted to an employee to receive cash, options, restricted shares or unrestricted shares of Georgia-Pacific Group Stock or Timber Stock, as the case may be, which compensation is not issued to the employee until after satisfaction of the performance goals during a performance period. A performance award is earned by the employee over a time period determined by the Committee on the basis of performance goals established by the Committee before the time of grant (or during such other time as may be permitted by Section 162(m) of the Code). Performance goals established by the Committee may be based on one or more of the following criteria: (i) increases in the market prices of the Georgia-Pacific Group Stock or the Timber Stock, as the case may be, (ii) market share, (iii) sales, (iv) return on equity, assets or capital, (v) economic profit (EVA(R)), (vi) total shareholder return, (vii) costs, (viii) margins, (ix) earnings or earnings per share, (x) cash flow, (xi) customer satisfaction, (xii) operating profit, or
(xiii) any combination of the foregoing. Such performance goals may be particular to a participant or may be based, in whole or part, on the performance of the division, department, line of business, subsidiary or other business unit, whether or not legally constituted, in which the participant works or on the performance of the Company generally. If the performance goals set by the Committee are not met, no compensation shall be issued pursuant to the performance award. Any payment of an award granted with performance goals will be conditioned on the written certification of the Committee in each case that the performance goals and any other material conditions were satisfied. To be entitled to receive a performance award, an employee must remain in the employment of the Company or its subsidiaries through the end of the performance period, but the Committee may provide for exceptions to this requirement as it deems equitable in its sole discretion.

  LIMITATIONS ON TRANSFER. No stock option or performance award will be assignable or transferable except by will or by the laws of descent and distribution; provided, however, that the Committee may (but need not) permit other transfers where the Committee concludes that such transferability (i) does not result in accelerated taxation, (ii) does not cause any stock option intended to be an incentive stock option to fail to qualify as such, and (iii) is otherwise appropriate and desirable, taking into account any state or federal tax or securities laws applicable to transferable awards.

  CHANGE OF CONTROL. In the event of a "change of control" of the Company (as defined in the applicable Incentive Plan), the following will occur with respect to all awards outstanding under the Incentive Plans: (i) all restrictions will lapse automatically, and all time periods relating to the exercise or vesting of awards will be accelerated so that awards will be immediately exercisable or vested; and performance goals will be automatically deemed satisfied with respect to the maximum number of shares or options issuable, or cash payable, pursuant to all awards so that all of such compensation will be immediately vested and payable; (ii) the Committee may at any time provide that, upon exercise or vesting of any award during the 60-day period after the date of a change of control, the participant holding the award may, in lieu of the receipt of Georgia-Pacific Group Stock or Timber Stock, as the case may be, elect by written notice to the Company to receive in cash an amount equal to the excess of the aggregate value of the award, over the aggregate exercise price of the award, if any; (iii) if a participant's employment terminates after the change in control for any reason other than retirement or death, any stock options held by the participant may be exercised until the earlier of 90 days after the termination of employment or the expiration date of such stock option, but such provision will not shorten the otherwise applicable exercise term of an option; and (iv) all awards become non-cancelable.

  TERMINATION AND AMENDMENT. Except as otherwise provided in the Incentive Plans, the Board may at any time terminate, and, from time to time, amend or modify the Incentive Plans, and the Committee may at any time and from time to time amend, modify or terminate any outstanding award under the Incentive Plans, but no such amendment, or modification or termination shall; (i) without the approval of the Company's shareholders, increase any of the award limitations set forth in the applicable Incentive Plan, extend the term of the plan or effect any other change that requires the approval of the shareholders under applicable law or regulation, (ii) reduce or diminish the value or otherwise adversely affect any awards already granted to a participant without his or her consent, (iii) reduce the exercise price or extend the term of an outstanding option, or (iv) change any performance goal, or increase the compensation payable for the achievement of a performance goal, once established for a performance award.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF GRANTS UNDER THE INCENTIVE
PLANS

  In the opinion of Alston & Bird LLP, counsel to the Company, the following discussion generally summarizes the material United States federal income tax consequences to participants who may receive grants of awards under the Incentive Plans.

  NONQUALIFIED STOCK OPTIONS. For federal income tax purposes, no income is recognized by a participant upon the grant of a nonqualified stock option under the Incentive Plans. Upon the exercise of a nonqualified stock option, however, compensation taxable as ordinary income will be realized by the participant in an amount equal to the excess of the fair market value of a share of Georgia-Pacific Group Stock or Timber Stock, as the case may be, on the date of such exercise over the exercise price. A subsequent sale or exchange of such shares will result in gain or loss measured by the difference between (i) the exercise price, increased by any compensation reported upon the participant's exercise of the option, and (ii) the amount realized on such sale or exchange. Such gain or loss will be capital in nature if the shares were held as a capital asset. See "Maximum Capital Gains Rates" below.

  The Company generally is entitled to a deduction (subject to the provisions of Section 162(m) of the Code) for compensation paid to a participant at the same time and in the same amount as the participant is considered to have realized compensation by reason of the exercise of an option.

  INCENTIVE STOCK OPTIONS. Generally, for federal income tax purposes, no income is recognized by the participant upon the grant or exercise of an incentive stock option. If shares of Georgia-Pacific Group Stock or Timber Stock, as the case may be, are issued to a participant pursuant to the exercise of an incentive stock option granted under the Incentive Plans, and if no disqualifying disposition of such shares is made by such participant within two years after the date of grant of the option or within one year after the transfer of such shares to the participant, then (a) upon sale of such shares, any amount realized in excess of the option price will be taxed to such participant as a capital gain (see "Maximum Capital Gains Rates" below) and any loss sustained will be a capital loss, and (b) no deduction will be allowed to the Company for federal income tax purposes. Upon exercise of an incentive stock option, the participant may be subject to alternative minimum tax on certain items of tax preference.

  If shares of Georgia-Pacific Group Stock or Timber Stock, as the case may be, acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-years-from-grant/one-year-from-transfer holding period, generally (a) the participant will realize ordinary income in the year of disposition in the amount equal to the excess (if any) of the fair market value of the shares at exercise (or, if less, the amount realized on the disposition of the shares) over the option price thereof, and (b) the Company will be entitled to deduct such amount (subject to the provisions of Section 162(m) of the Code). Any further gain or loss realized will be taxed as capital gain or loss, which will be taxed at rates which depend on how long such shares were held (see "Maximum Capital Gains Rates" below), and will not result in any deduction by the Company. If an incentive stock option is exercised at a time when it no longer qualifies as an incentive stock option, the option is treated as a nonqualified stock option.

  RESTRICTED SHARES; PERFORMANCE AWARDS. Awards of restricted shares generally will not result in taxable income to the employee for federal income tax purposes at the time of the grant. A recipient of restricted shares generally will receive compensation subject to tax at ordinary income rates on the fair market value of the shares at the time the restricted shares are no longer subject to forfeiture. However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of the grant will have ordinary taxable income on the date of the grant equal to the fair market value of the restricted shares as if such shares were unrestricted and could be sold immediately. If the restricted shares subject to such election are forfeited, the recipient will not be entitled to any deduction, refund or loss for tax purposes with respect to the forfeited shares. Upon sale of the restricted shares after the forfeiture period has expired, the recipient's holding period for purposes of calculating the tax on capital gains and losses begins when the restriction period expires, and the tax basis will be equal to the fair market value of the restricted shares on the date the restriction period expires. However, if the recipient timely elects to be taxed as of the date of the grant, the holding period commences on the date of the grant and the tax basis will be equal to the fair market value of the restricted shares on the date of the grant as if such shares were then unrestricted and could be sold immediately.

  The award of a performance award generally will not result in taxable income to the employee for federal income tax purposes at the time of grant. A recipient of a performance award generally will be subject to tax at the same time and in the same manner as applicable to recipients of restricted shares as described above.

  The Company is generally entitled to a deduction (subject to the provisions of Section 162(m) of the Code) for compensation paid to a participant in the same amount as the participant is considered to have realized compensation with respect to restricted shares or a performance award.

  MAXIMUM CAPITAL GAINS RATES. Under recently enacted legislation, capital gains recognized by recipients generally will be subject to a maximum federal income tax rate of 20% if the shares sold or exchanged are held for more than 18 months, and to a maximum federal income tax rate of 28% if such shares are held for more than one year but less than or equal to 18 months. However, if the holding period of shares begins after December 31, 2000, and such shares are held for more than 5 years, the maximum capital gains rate for federal income tax purposes for recipients on the sale or exchange of such shares generally will be 18%. If an option was held on or before December 31, 2000, then shares acquired pursuant to an exercise of that option will not qualify for such 18% maximum rate, regardless of when such shares are acquired.

LIMITS ON DEDUCTIONS

  Under Section 162(m) of the Code, the amount of compensation paid to the Chief Executive Officer and the four other most highly paid executive officers of the Company in the year for which a deduction is claimed by the Company (including its subsidiaries) is limited to $1 million per person, except that compensation that is performance-based will be excluded for purposes of calculating the amount of compensation subject to this $1 million limitation. The ability of the Company to claim a deduction for compensation paid to any other executive officer or employee of the Company (including its subsidiaries) is not affected by this provision.

  Except where the Committee deems it to be in the best interest of the Company, the Committee will attempt to structure awards under the Incentive Plans which will qualify as performance-based within the meaning of Section 162(m) of the Code. Such categorization depends upon the shareholders approving the Incentive Plans and assumes that the provisions of the plans relating to stock options and performance shares are complied with. With respect to any awards under the Incentive Plans that are not performance-based, any amounts for which the Company may claim a deduction will be subject to the limitations on deductibility in Section 162(m) of the Code.

BENEFITS TO NAMED EXECUTIVE OFFICERS AND OTHERS

  As of October 27, 1997, no awards had been granted or approved for grant under the Incentive Plans. Directors who are not employees are not entitled to participate in the Incentive Plans. Any future awards will be made at the discretion of the Committee. Therefore, it is not presently possible to determine with respect to (i) the executive officers named in Annex IX-- "Management Compensation and Adjustments to Existing Compensation Plans-- Summary Compensation Table," (ii) all current executive officers as a group, or (iii) all employees, including all current officers who are not executive officers, as a group, either the benefits or amounts that will be received by such persons or groups pursuant to the Incentive Plans or the benefits or amounts that would have been received by such persons or groups under the Incentive Plans if they had been in effect during the last fiscal year.

VOTE REQUIRED

  Each of Proposals 3 and 4 will be approved if the number of shares of Existing Common Stock voted in favor of the proposals exceeds the number of shares of Existing Common Stock voted against the proposals.

RECOMMENDATION OF THE BOARD

  THE BOARD HAS CAREFULLY CONSIDERED PROPOSALS 3 AND 4 AND BELIEVES THAT THEIR APPROVAL IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS APPROVE PROPOSALS 3 AND 4.

   PROPOSAL 5--AMENDMENTS TO ARTICLES OF INCORPORATION TO DELETE UNNECESSARY
                     PROVISIONS AND CONFORM TO CURRENT LAW

GENERAL

  The following provisions of the Articles are no longer required to be included in the Restated Articles as a result of changes to the Georgia Business Code. Consequently, the Restated Articles would eliminate the following provisions:

  (i) Article III: Article III of the Articles describes the corporate purposes of the Company. As a result of the 1989 revisions to the Georgia Business Code, a Georgia corporation automatically has the power to engage in any lawful business under the Georgia Business Code, unless the articles provide for a narrower purpose.

  (ii) Article V: Article V of the Articles provides that the Company shall have perpetual duration. As a result of the 1989 revisions to the Georgia Business Code, a Georgia corporation automatically has a perpetual duration, unless the articles provide for a shorter period.

  In addition, Article VIII of the Articles does not conform to the current Georgia Business Code. Article VIII currently provides for the exculpation of directors from personal liability for monetary damages for breach of the duty of care or other duties, except for acts or omissions "not in good faith" or "that involve intentional misconduct or knowing violation of law." To conform to the current Georgia Business Code, the Articles would be amended to eliminate the exception for acts or omissions "not in good faith." The Articles also would be amended to confer upon the directors the benefit of any elimination or limitation of director liability resulting from future revisions to the Georgia Business Code. This amendment to the Articles would not eliminate or adversely affect any right or protection of a director existing prior to the amendment's adoption. Finally, to conform to revisions to the Georgia Business Code which changed a cross-reference to another provision contained in the Georgia Business Code, Article VIII would be amended to conform such cross-reference to the current provisions of the Georgia Business Code.

VOTE REQUIRED

  Proposal 5 requires the affirmative vote of the holders of a majority of the outstanding shares of Existing Common Stock.

RECOMMENDATION OF THE BOARD

  THE BOARD HAS CAREFULLY CONSIDERED PROPOSAL 5 AND BELIEVES THAT ITS APPROVAL IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS APPROVE PROPOSAL 5.

                             SOLICITATION STATEMENT

  The cost of this solicitation of proxies will be borne by the Company. In addition to soliciting proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefor, may solicit proxies by telephone, telegram, in person or by other means. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation material to the beneficial owners of Existing Common Stock held of record by such persons, and the Company will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith. The Company has retained Georgeson & Company Inc. to provide solicitation services and Morgan Stanley to perform various advisory services. The Company has agreed to pay Georgeson & Company Inc. a fee of $15,000 plus reimbursement of out-of-pocket expenses. For information concerning compensation to be paid to Morgan Stanley, see "Proposal 1--The Letter Stock Proposal--Financial Advisor."

                 SHAREHOLDER PROPOSALS FOR 1998 ANNUAL MEETING

  Shareholder proposals for the Annual Meeting of Shareholders to be held on May 5, 1998, will not be included in the Company's Proxy Statement for that meeting unless received by the Company at its executive offices in Atlanta, Georgia, on or prior to November 26, 1997. Such proposals must also meet the other requirements of the rules of the Commission relating to shareholder proposals.

                                    EXPERTS

  The consolidated financial statements of Georgia-Pacific Corporation and subsidiaries and the combined financial statements of the Georgia-Pacific Group and the Timber Group as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Proxy Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein upon the authority of said firm as experts in accounting and auditing in giving said reports.

  The Consolidated Financial Statements and Consolidated Financial Statement
Schedule included in Georgia-Pacific's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by Georgia-Pacific's Annual Report on Form 10-K/A filed with the Commission on March 17, 1997 and its Annual Report on Form 10-K/A-1 filed on March 25, 1997, incorporated by reference in this Proxy Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

  Representatives of Arthur Andersen LLP will attend the Special Meeting and will have an opportunity to make a statement and to respond to appropriate questions from shareholders of the Company.

                                 LEGAL OPINIONS

  Alston & Bird LLP, Atlanta, Georgia, has rendered opinions concerning the validity of the Common Stock and certain tax matters described under "Proposal 2--Restated 1995 Shareholder Value Incentive Plan--United States Federal Income Tax Consequences of Restated Options" and "Proposals 3 and 4--Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long-Term Incentive Plan and Georgia-Pacific Corporation/Timber Group 1997 Long-Term Incentive Plan--United States Federal Income Tax Consequences of Grants under the Incentive Plan." Simpson Thacher & Bartlett (a partnership which includes professional corporations) has rendered an opinion on certain matters described under "Proposal 1--The Letter Stock Proposal--Certain United States Federal Income Tax Considerations."

                                                                        ANNEX I

                      RESTATED ARTICLES OF INCORPORATION

                                      OF

                          GEORGIA-PACIFIC CORPORATION
                     PURSUANT TO SECTION 14-2-1007 OF THE
                       GEORGIA BUSINESS CORPORATION CODE

                                      I.

  The name of the Corporation is:

                        "GEORGIA-PACIFIC CORPORATION."

                                      II.

  These Restated Articles of Incorporation were approved by the Board of Directors of the Corporation at a special meeting on September 17, 1997. These Restated Articles of Incorporation contain amendments requiring shareholder approval, which amendments were duly approved at a special meeting of the shareholders of the Corporation on December 16, 1997 in accordance with the provisions of Section 14-2-1003 of the Georgia Business Corporation Code. These Restated Articles of Incorporation restate all the provisions of the prior Restated Articles of Incorporation of the Corporation dated October 30, 1989 so that, as amended and restated, these Restated Articles of Incorporation read as follows:

                      RESTATED ARTICLES OF INCORPORATION

                                      OF

                          GEORGIA-PACIFIC CORPORATION

                                  ARTICLE I.

  The name of the Corporation is:

                        "GEORGIA-PACIFIC CORPORATION."

                                  ARTICLE II.

  The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code.

                               ARTICLE III.

  The aggregate number of shares of capital stock which the Corporation shall have authority to issue is 685,000,000 shares of which 400,000,000 shares shall be shares of a class of common stock designated as "Common Stock" having a par value of $.80 per share (the "Existing Common Stock"), 250,000,000 shares shall be shares of a class of common stock designated as "Georgia-Pacific Corporation--Timber Group Common Stock," having a par value of $.80 per share (the "Timber Stock"), 10,000,000 shares shall be shares of a class of preferred stock, without par value per share (the "Preferred Stock"), and 25,000,000 shares shall be shares of a class of junior preferred stock, without par value per share (the "Junior Preferred Stock"). As of the effective date of the Articles, and without any further action on the part of the Corporation or its shareholders, each share of the Existing Common Stock then authorized shall automatically be redesignated and changed into one fully paid and nonassessable share of "Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock", having a par value of $.80 per share (the "Georgia-Pacific Group Stock", and together with the Timber Stock, the "Common Stock"). Reference to the Articles or these Articles of Incorporation shall refer to these Restated Articles of Incorporation as the same may be amended from time to time. Certain capitalized terms used in Articles IV and V shall have the meanings set forth in Section F. of Article V.

  The authorized but unissued shares of Preferred Stock, Junior Preferred Stock and Common Stock shall be available for issue and sale at any time and from time to time, either in whole or in part, and upon such terms and conditions and, in the case of the Preferred Stock and Junior Preferred Stock, for such consideration, not less than the par value thereof, if any, as may be provided by the Board of Directors of the Corporation.

                               ARTICLE IV.

  The following is a description of the terms, provisions, preferences, rights, voting powers, restrictions and qualifications of the Preferred Stock:

    A. Dividends on the Preferred Stock shall be cumulative.

    B. At any time after full cumulative dividends for all previous dividend periods shall have been paid on the Preferred Stock and each other class of stock (if any) ranking prior to or on a parity with the Preferred Stock as to dividends, and after declaring and setting aside a sum sufficient for the payment in full of the quarterly dividends on the Preferred Stock and each such other class of stock for the then current dividend period, then, but not prior thereto, out of any funds of the Corporation lawfully available therefor, dividends may be declared on the class or classes of stock junior to the Preferred Stock as to dividends, subject to the respective terms and provisions (if any) applying thereto. If at any time the Corporation shall fail to pay full cumulative dividends on any shares of the Preferred Stock, thereafter until such dividends shall have been paid or declared and set apart for payment, the Corporation shall not purchase, redeem or otherwise acquire for consideration any shares of any class of stock then outstanding and ranking on a parity with or junior to the Preferred Stock.

    C. In the event of any voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, after payment or provision for payment of the debts, preferred stock senior to the Preferred Stock and other liabilities of the Corporation and before any distribution to the holders of the Common Stock, the Junior Preferred Stock or any other subordinate preferred stock, the holders of each series of the Preferred Stock shall be entitled to receive out of the net assets of the Corporation an amount in cash for each share equal to the amount fixed and determined by the Board of Directors in the resolution providing for the issuance of the particular series of Preferred Stock, plus all dividends accumulated and unpaid on each such share of Preferred Stock up to the date fixed for distribution, and no more. If the above-stated amount payable in such event to the holders of the Preferred Stock cannot be paid in full, the holders of the shares of Preferred Stock shall share ratably in any distribution of assets in proportion to the sums which would have been paid to them upon such distribution if all sums payable were paid and discharged in full. Neither the merger or consolidation of the Corporation, nor the sale, lease or conveyance of all or a part of its assets, shall be deemed to be a liquidation, dissolution or winding up of the affairs of the Corporation.

    D. The Preferred Stock shall rank prior to the Common Stock and the Junior Preferred Stock both as to dividends and assets, and any class or classes of stock shall be deemed to rank (i) prior to the Preferred Stock either as to dividends or assets if the holders of such class or classes shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of the Preferred Stock; (ii) on a parity with the Preferred Stock either as to dividends or assets, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof be different from those of the Preferred Stock, if the holders of such class or classes of stock shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in proportion to their respective dividend rates or liquidation prices, without preference or priority one over the other with respect to the holders of the Preferred Stock; and (iii) junior to the Preferred Stock either as to dividends or assets, if the rights of the holders of such class or classes shall be subject or subordinate to the rights of the holders of the Preferred Stock in respect of the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be.

    E. All shares of Preferred Stock shall be identical except that the Board of Directors of the Corporation is hereby expressly authorized and empowered to divide the class of Preferred Stock into one or more series, and, prior to the issuance of any of such shares in any particular series, to fix and determine, in the manner provided by law, the number of shares to constitute such series as well as the provisions of such series described in clauses (a) through (h) below, and, after a series has been established hereunder by the Board of Directors and unless otherwise specifically provided in the original resolution establishing such series, to increase or decrease at any time and from time to time, in the manner provided by law, the number of shares included in such series (but not below the number of shares thereof then issued) by subsequent resolutions adopted by the Board of Directors (provided, however, that the Board of Directors shall not be authorized to increase or decrease the number of shares included in the Series A Adjustable Rate Convertible Preferred Stock, in the Series B Adjustable Rate Convertible Preferred Stock or in the Series B Adjustable Rate Convertible Preferred Stock (2nd Issue)):

      (a) The distinctive designation of such series;

      (b) The rate of dividends, the times of payment and date from which the dividends shall be accumulated;

      (c) Whether shares can be redeemed and, if so, the redemption price and terms and conditions of redemption;

      (d) The amount payable upon shares in the event of voluntary or involuntary liquidation;

      (e) Purchase, retirement or sinking fund provisions, if any, for the redemption or purchase of shares;

      (f) The terms and conditions, if any, on which shares may be converted;

      (g) Whether or not shares have voting rights, and the extent of any such voting rights (including, without limitation, the right to elect directors); and

      (h) Any other preferences, rights, restrictions and qualifications of shares of such class or series permitted by law and these Articles of Incorporation.

    F. Each share of Preferred Stock within an individual series shall be identical in all respects with the other shares of such series, except for such changes in dates from which dividends shall first accrue and other details which because of the passage of time are required to be made in order for the substantive rights of the holders of the shares of such series to be identical.

  The following is a description of the terms, provisions, preferences, rights, voting powers, restrictions and qualifications of the Junior Preferred
Stock:

    A. Dividends on the Junior Preferred Stock shall be cumulative.

    B. At any time after full cumulative dividends for all previous dividend periods shall have been paid on the Junior Preferred Stock and each other class of stock ranking prior to or on a parity with the Junior Preferred Stock as to dividends, and after declaring and setting aside a sum sufficient for the payment in full of the quarterly dividends on the Junior Preferred Stock and each such other class of stock for the then current dividend period, then, but not prior thereto, out of any funds of the Corporation lawfully available therefor, dividends may be declared on the class or classes of stock junior to the Junior Preferred Stock as to dividends, subject to the respective terms and provisions (if any) applying thereto. If at any time the Corporation shall fail to pay full cumulative dividends on any shares of the Junior Preferred Stock, thereafter until such dividends shall have been paid or declared and set apart for payment, the Corporation shall not purchase, redeem or otherwise acquire for consideration any shares of any class of stock then outstanding and ranking on a parity with or junior to the Junior Preferred Stock.

    C. In the event of any voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, after payment or provision for payment of the debts, the Preferred Stock, any other preferred stock senior to the Junior Preferred Stock and other liabilities of the Corporation and before any distribution to the holders of the Common Stock or any subordinate preferred stock, the holders of each series of the Junior Preferred Stock shall be entitled to receive out of the net assets of the Corporation an amount in cash for each share equal to the amount fixed and determined by the Board of Directors in the resolution providing for the issuance of the particular series of Junior Preferred Stock, plus all dividends accumulated and unpaid on each such share of Junior Preferred Stock up to the date fixed for distribution, and no more. If the above-stated amount payable in such event to the holders of the Junior Preferred Stock cannot be paid in full, the holders of the shares of Junior Preferred Stock shall share ratably in any distribution of assets in proportion to the sums which would have been paid to them upon such distribution if all sums payable were paid and discharged in full. Neither the merger or consolidation of the Corporation, nor the sale, lease or conveyance of all or a part of its assets, shall be deemed to be a liquidation, dissolution or winding up of the affairs of the Corporation.

    D. The Junior Preferred Stock shall rank prior to the Common Stock both as to dividends and assets, and any class or classes of stock shall be deemed to rank (i) prior to the Junior Preferred Stock either as to dividends or assets if the holders of such class or classes shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of the Junior Preferred Stock; (ii) on a parity with the Junior Preferred Stock either as to dividends or assets, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof be different from those of the Junior Preferred Stock, if the holders of such class or classes of stock shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in proportion to their respective dividend rates or liquidation prices, without preference or priority one over the other with respect to the holders of the Junior Preferred Stock; and (iii) junior to the Junior Preferred Stock either as to dividends or assets, if the rights of the holders of such class or classes shall be subject or subordinate to the rights of the holders of the Junior Preferred Stock in respect of the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be.

    E. All shares of Junior Preferred Stock shall be identical except that the Board of Directors of the Corporation is hereby expressly authorized and empowered to divide the class of Junior Preferred Stock into one or more series, and, prior to the issuance of any of such shares in any particular series, to fix and determine, in the manner provided by law, the number of shares to constitute such series as well as the provisions of such series described in clauses (a) through (h) below, and, after a series has been established hereunder by the Board of Directors and unless otherwise specifically provided in the original resolution establishing such series, to increase or decrease at any time and from time to time, in the manner provided by law, the number of shares included in such series (but not below the number of shares thereof then issued) by subsequent resolutions adopted by the Board of Directors:

      (a) The distinctive designation of such series;

      (b) The rate of dividends, the times of payment and the date from which the dividends shall be accumulated;

      (c) Whether shares can be redeemed and, if so, the redemption price and terms and conditions of redemption;

      (d) The amount payable upon shares in the event of voluntary or involuntary liquidation;

      (e) Purchase, retirement or sinking fund provisions, if any, for the redemption or purchase of shares;

      (f) The terms and conditions, if any, on which shares may be converted;

      (g) Whether or not shares have voting rights, and the extent of any such voting rights (including, without limitation, the right to elect directors); and

      (h) Any other preferences, rights, restrictions and qualifications of shares of such class or series, permitted by law and these Articles of Incorporation.

    F. Each share of the Junior Preferred Stock within an individual series shall be identical in all respects with the other shares of such series, except for such changes in dates from which dividends shall first accrue and other details which because of the passage of time are required to be made in order for the substantive rights of the holders of the shares of such series to be identical.

    G. The Board of Directors of the Corporation is hereby expressly authorized and empowered to declare and pay dividends, in the manner provided by law, in shares of Junior Preferred Stock in respect to any class of stock of the Corporation, without the consent of any of the holders of Junior Preferred Stock then outstanding.

  The Corporation shall have the full power to purchase and otherwise acquire and dispose of its own shares and securities granted by the laws of the State of Georgia and shall have the right to purchase its shares out of its unreserved and unrestricted capital surplus available therefor, out of its unreserved and unrestricted earned surplus available therefor, as well as out of any other funds legally available therefor. Any Preferred Stock and Junior Preferred Stock reacquired by the Corporation shall automatically be cancelled upon such reacquisition but shall remain as authorized Preferred Stock and Junior Preferred Stock hereunder.

  No holder of any stock of any class of the Corporation shall, as such holder, have any preemptive or preferential right of subscription for any stock of any class of the Corporation or for any obligations convertible into stock or for any right of subscription for, or any warrant or option for, the purchase of any thereof, other than such (if any) as the Board of Directors of the Corporation in its discretion may determine from time to time.

  The following are the voting powers, designation, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions, in addition to those previously set forth in this Article IV, of "Series A Junior Preferred Stock":

    Section 1. Designation and Amount. The shares of such series shall be designated as "Series A Junior Preferred Stock" and the number of shares constituting such series shall be zero.

    Section 2. Dividends and Distributions. (A) Subject to the prior and superior rights of the holders of any shares of any other series of Junior Preferred Stock or any other shares of preferred stock of the Corporation ranking prior and superior to the shares of Series A Junior Preferred Stock with respect to dividends, each holder of one one-hundredth ( 1/100) of a share (a "Unit") of Series A Junior Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for that purpose, (i) quarterly dividends payable in cash on the first day of January, April, July and October in each year (each such date being a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of such Unit of Series A Junior Preferred Stock, in an amount per Unit (rounded to the nearest cent) equal to the greater of (a) $0.35 or (b) subject to the provision for adjustment hereinafter set forth, the aggregate per share amount of all cash dividends declared on shares of the Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of a Unit of Series A Junior Preferred Stock, and (ii) subject to the provision for adjustment hereinafter set forth, quarterly distributions (payable in kind) on each Quarterly Dividend Payment Date in an amount per Unit equal to the aggregate per share amount of all non-cash dividends or other distributions (other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock, by reclassification or otherwise) declared on shares of Common Stock since the immediately preceding Quarterly Dividend Payment Date, or with respect to the first Quarterly Dividend Payment Date, since the first issuance of a Unit of Series A Junior Preferred Stock. In the event that the Corporation shall at any time after July 31, 1989 (the "Rights Declaration Date") (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock or (iii) combine outstanding shares of Common Stock into a smaller number of shares, then in each such case the amount to which the holder of a Unit of Series A Junior Preferred Stock was entitled immediately prior to such event pursuant to the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which shall be the number of shares of Common Stock that are outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

    (B) The Corporation shall declare a dividend or distribution on Units of Series A Junior Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the shares of Common Stock (other than a dividend payable in shares of Common Stock); provided, however, that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $0.35 per Unit on the Series A Junior Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

    (C) Dividends shall begin to accrue and shall be cumulative on each outstanding Unit of Series A Junior Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issuance of such Unit of Series A Junior Preferred Stock, unless the date of issuance of such Unit is prior to the record date for the first Quarterly Dividend Payment Date, in which case, dividends on such Unit shall begin to accrue from the date of issuance of such Unit, or unless the date of issuance is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of Units of Series A Junior Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on Units of Series A Junior Preferred Stock in an amount less than the aggregate amount of all such dividends at the time accrued and payable on such Units shall be allocated pro rata on a unit-by-unit basis among all Units of Series A Junior Preferred Stock at the time outstanding. The Board of Directors may fix a record date for the determination of holders of Units of Series A Junior Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

    Section 3. Voting Rights. The holders of Units of Series A Junior Preferred Stock shall have the following voting rights:

      (A) Subject to the provision for adjustment hereinafter set forth, each Unit of Series A Junior Preferred Stock shall entitle the holder thereof to one vote on all matters submitted to a vote of the shareholders of the Corporation. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock,
    (ii) subdivide outstanding shares of Common Stock or (iii) combine the outstanding shares of Common Stock into a smaller number of shares, then in each such case the number of votes per Unit to which holders of Units of Series A Junior Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which shall be the number of shares of Common Stock outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

      (B) Except as otherwise provided herein or by law, the holders of Units of Series A Junior Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of shareholders of the Corporation.

      (C) (i) If at any time dividends on any Units of Series A Junior Preferred Stock shall be in arrears in an amount equal to six quarterly dividends thereon, then during the period (a "default period") from the occurrence of such event until such time as all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all Units of Series A Junior Preferred Stock then outstanding shall have been declared and paid or set apart for payment, all holders of Units of Series A Junior Preferred Stock, voting separately as a class, shall have the right to elect two Directors.

      (ii) During any default period, such voting rights of the holders of Units of Series A Junior Preferred Stock may be exercised initially at a special meeting called pursuant to subparagraph (iii) of this Section 3(C) or at any annual meeting of shareholders, and thereafter at annual meetings of shareholders, provided that neither such voting rights nor any right of the holders of Units of Series A Junior Preferred Stock to increase, in certain cases, the authorized number of Directors may be exercised at any meeting unless one-third of the outstanding Units of Series A Junior Preferred Stock shall be present at such meeting in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Units of Series A Junior Preferred Stock of such rights. At any meeting at which the holders of Units of Series A Junior Preferred Stock shall exercise such voting right initially during an existing default period, they shall have the right, voting separately as a class, to elect Directors to fill up to two vacancies in the Board of Directors, if any such vacancies may then exist, or, if such right is exercised at an annual meeting, to elect two Directors. If the number which may be so elected at any special meeting does not amount to the required number, the holders of the Series A Junior Preferred Stock shall have the right to make such increase in the number of Directors as shall be necessary to permit the election by them of the required number. After the holders of Units of Series A Junior Preferred Stock shall have exercised their right to elect Directors during any default period, the number of Directors shall not be increased or decreased except as approved by a vote of the holders of Units of Series A Junior Preferred Stock as herein provided or pursuant to the rights of any equity securities ranking senior to the Series A Junior Preferred Stock.

      (iii) Unless the holders of Series A Junior Preferred Stock shall, during an existing default period, have previously exercised their right to elect Directors, the Board of Directors may order, or any shareholder or shareholders owning in the aggregate not less than 25% of the total number of Units of Series A Junior Preferred Stock outstanding may request in writing, the calling of a special meeting of the holders of Units of Series A Junior Preferred Stock, which meeting shall thereupon be called by the Secretary of the Corporation. Notice of such meeting and of any annual meeting at which holders of Units of Series A Junior Preferred Stock are entitled to vote pursuant to this paragraph (C)(iii) shall be given to each holder of record of Units of Series A Junior Preferred Stock by mailing a copy of such notice to him at his last address as the same appears on the books of the Corporation. Such meeting shall be called for a time not earlier than 10 days and not later than 60 days after such order or request or in default of the calling of such meeting within 60 days after such order or request, such meeting may be called on similar notice by any shareholder or shareholders owning in the aggregate not less than 25% of the total number of outstanding Units of Series A Junior Preferred Stock.

      (iv) During any default period, the holders of shares of Common Stock and Units of Series A Junior Preferred Stock, and other classes or series of stock of the Corporation, if applicable, shall continue to be entitled to elect all the Directors until the holders of Units of Series A Junior Preferred Stock shall have exercised their right to elect two Directors voting as a separate class, after the exercise of which right (x) the Directors so elected by the holders of Units of Series A Junior Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (y) any vacancy in the Board of Directors may (except as provided in paragraph (C)(ii) of this Section
    3) be filled by a vote of a majority of the remaining Directors theretofore elected by the holders of the class of capital stock which elected the Director whose office shall have become vacant. References in this paragraph (C) to Directors elected by the holders of a particular class of capital stock shall include Directors elected by such Directors to fill vacancies as provided in clause (y) of the foregoing sentence.

      (v) Immediately upon the expiration of a default period, (x) the right of the holders of Units of Series A Junior Preferred Stock as a separate class to elect Directors shall cease, (y) the term of any Directors elected by the holders of Units of Series A Junior Preferred Stock as a separate class shall terminate, and (z) the number of Directors shall be such number as may be provided for in the Articles or by-laws irrespective of any increase made pursuant to the provisions of paragraph (C)(ii) of this Section 3 (such number being subject, however, to change thereafter in any manner provided by law or in the Articles or by-laws). Any vacancies in the Board of Directors effected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining Directors.

      (vi) The provisions of this paragraph (C) shall govern the election of Directors by holders of Units of Series A Junior Preferred Stock during any default period notwithstanding any provisions of the Articles to the contrary.

      (D) Except as set forth herein, holders of Units of Series A Junior Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Shares of Common Stock as set forth herein) for taking any corporate action.

    Section 4. Certain Restrictions. (A) Whenever quarterly dividends or other dividends or distributions payable on Units of Series A Junior Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on outstanding Units of Series A Junior Preferred Stock shall have been paid in full, the Corporation shall not

      (i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of junior stock;

      (ii) declare or pay dividends on or make any other distributions on any shares of parity stock, except dividends paid ratably on Units of Series A Junior Preferred Stock and shares of all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of such Units and all such shares are then entitled;

      (iii) redeem or purchase or otherwise acquire for consideration shares of any parity stock, provided, however, that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any junior stock; or

      (iv) purchase or otherwise acquire for consideration any Units of Series A Junior Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such Units.

    (B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this
  Section 4, purchase or otherwise acquire such shares at such time and in such manner.

    Section 5. Reacquired Shares. Any Units of Series A Junior Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled automatically upon the acquisition thereof. All such Units shall, upon their cancellation, become authorized but unissued Units of Junior Preferred Stock and may be reissued as part of a new series of Junior Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

    Section 6. Liquidation, Dissolution or Winding Up. (A) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, no distribution shall be made (i) to the holders of shares of junior stock unless the holders of Units of Series A Junior Preferred Stock shall have received, subject to adjustment as hereinafter provided in paragraph (B), the greater of either (a) $.01 per Unit plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not earned or declared, to the date of such payment, or (b) the amount per Unit equal to the aggregate per share amount to be distributed to holders of shares of Common Stock, or (ii) to the holders of shares of parity stock, unless simultaneously therewith distributions are made ratably on Units of Series A Junior Preferred Stock and all other shares of such parity stock in proportion to the total amounts to which the holders of Units of Series A Junior Preferred Stock are entitled under clause (i)(a) of this sentence and to which the holders of shares of such parity stock are entitled, in each case upon such liquidation, dissolution or winding up.

    (B) In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock, or (iii) combine outstanding shares of Common Stock into a smaller number of shares, then in each such case the aggregate amount to which holders of Units of Series A Junior Preferred Stock were entitled immediately prior to such event pursuant to clause (i)(b) of paragraph (A) of this Section 6 shall be adjusted by multiplying such amount by a fraction the numerator of which shall be the number of shares of Common Stock that are outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

    Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or converted into other stock or securities, cash and/or any other property, then in any such case Units of Series A Junior Preferred Stock shall at the same time be similarly exchanged for or converted into an amount per Unit (subject to the provision for adjustment hereinafter set forth) equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is converted or exchanged. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock, or (iii) combine outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the immediately preceding sentence with respect to the exchange or conversion of Units of Series A Junior Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which shall be the number of shares of Common Stock that are outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

    Section 8. Redemption. The Units of Series A Junior Preferred Stock shall not be redeemable.

    Section 9. Ranking. The Units of Series A Junior Preferred Stock shall rank junior to all other series of the Junior Preferred Stock and to any other class of preferred stock that hereafter may be issued by the Corporation as to the payment of dividends and the distribution of assets, unless the terms of any such series or class shall provide otherwise.

    Section 10. Amendment. The Articles, including, without limitation, this resolution, shall not hereafter be amended, either directly or indirectly, or through merger or consolidation with another corporation, in any manner that would alter or change the powers, preferences or special rights of the Series A Junior Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding Units of Series A Junior Preferred Stock, voting separately as a class.

    Section 11. Fractional Shares. The Series A Junior Preferred Stock may be issued in Units or other fractions of a share, which Units or fractions shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Junior Preferred Stock.

    Section 12. Certain Definitions. As used herein with respect to the Series A Junior Preferred Stock, the following terms shall have the following meanings:

      (A) The term "Common Stock" shall mean the class of stock designated as the common stock, par value $.80 per share, of the Corporation at the date hereof or any other class of stock resulting from successive changes or reclassification of the common stock.

      (B) The term "junior stock" (i) as used in Section 4, shall mean the Common Stock and any other class or series of capital stock of the Corporation hereafter authorized or issued over which the Series A Junior Preferred Stock has preference or priority as to the payment of dividends and (ii) as used in Section 6, shall mean the Common Stock and any other class or series of capital stock of the Corporation over which the Series A Junior Preferred Stock has preference or priority in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

      (C) The term "parity stock" (i) as used in Section 4, shall mean any class or series of stock of the Corporation hereafter authorized or issued ranking pari passu with the Series A Junior Preferred Stock as to dividends and (ii) as used in Section 6, shall mean any class or series of capital stock ranking pari passu with the Series A Junior Preferred Stock in the distribution of assets on any liquidation, dissolution or winding up.

  The following are the voting powers, designation, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions, in addition to those previously set forth in this Article IV, of "Series B Junior Preferred Stock":

    Section 1. Designation and Amount. The shares of such series shall be designated as "Series B Junior Preferred Stock" and the number of shares constituting such series shall be 5,000,000.

    Section 2. Dividends and Distributions. (A) Subject to the prior and superior rights of the holders of any shares of any other series of Preferred Stock or Junior Preferred Stock or any other shares of capital stock of the Corporation ranking prior and superior to the shares of Series B Junior Preferred Stock with respect to dividends, each holder of one one-hundredth ( 1/100) of a share (a "Unit") of Series B Junior Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for that purpose, (i) quarterly dividends payable in cash on the first day of January, April, July and October in each year (each such date being a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of such Unit of Series B Junior Preferred Stock, in an amount per Unit (rounded to the nearest cent) equal to the greater of (a) $0.35 or (b) subject to the provision for adjustment hereinafter set forth, the aggregate per share amount of all cash dividends declared on shares of the Georgia-Pacific Group Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of a Unit of Series B Junior Preferred Stock, and (ii) subject to the provision for adjustment hereinafter set forth, quarterly distributions (payable in kind) on each Quarterly Dividend Payment Date in an amount per Unit equal to the aggregate per share amount of all non-cash dividends or other distributions (other than a dividend payable in shares of Georgia-Pacific Group Stock or a subdivision of the outstanding shares of Georgia-Pacific Group Stock, by reclassification or otherwise) declared on shares of Georgia-Pacific Group Stock since the immediately preceding Quarterly Dividend Payment Date, or with respect to the first Quarterly Dividend Payment Date, since the first issuance of a Unit of Series B Junior Preferred Stock. In the event that the Corporation shall at any time after the initial issuance of Georgia-Pacific Group Stock and Timber Stock (i) declare any dividend on outstanding shares of Georgia-Pacific Group Stock payable in shares of Georgia-Pacific Group Stock, (ii) subdivide outstanding shares of Georgia-Pacific Group Stock into a greater number of shares or (iii) combine outstanding shares of Georgia-Pacific Group Stock into a smaller number of shares, then in each such case the amount to which the holder of a Unit of Series B Junior Preferred Stock was entitled immediately prior to such event pursuant to the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which shall be the number of shares of Georgia-Pacific Group Stock that are outstanding immediately after such event and the denominator of which shall be the number of shares of Georgia-Pacific Group Stock that were outstanding immediately prior to such event.

    (B) The Corporation shall declare a dividend or distribution on Units of Series B Junior Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the shares of Georgia-Pacific Group Stock (other than a dividend payable in shares of Georgia-Pacific Group Stock); provided, however, that, in the event no dividend or distribution shall have been declared on the Georgia-Pacific Group Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $0.35 per Unit on the Series B Junior Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

    (C) Dividends shall begin to accrue and shall be cumulative on each outstanding Unit of Series B Junior Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issuance of such Unit of Series B Junior Preferred Stock, unless the date of issuance of such Unit is prior to the record date for the first Quarterly Dividend Payment Date, in which case, dividends on such Unit shall begin to accrue from the date of issuance of such Unit, or unless the date of issuance is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of Units of Series B Junior Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on Units of Series B Junior Preferred Stock in an amount less than the aggregate amount of all such dividends at the time accrued and payable on such Units shall be allocated pro rata on a unit-by-unit basis among all Units of Series B Junior Preferred Stock at the time outstanding. The Board of Directors may fix a record date for the determination of holders of Units of Series B Junior Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

    Section 3. Voting Rights. The holders of Units of Series B Junior Preferred Stock shall have the following voting rights:

      (A) Subject to the provision for adjustment hereinafter set forth, each Unit of Series B Junior Preferred Stock shall entitle the holder thereof to one vote on all matters submitted to a vote of the shareholders of the Corporation. In the event the Corporation shall at any time after the initial issuance of Georgia-Pacific Group Stock and Timber Stock (i) declare any dividend on outstanding shares of Georgia-Pacific Group Stock payable in shares of Georgia-Pacific Group Stock,
    (ii) subdivide outstanding shares of Georgia-Pacific Group Stock into a greater number of shares or (iii) combine the outstanding shares of Georgia-Pacific Group Stock into a smaller number of shares, then in each such case the number of votes per Unit to which holders of Units of Series B Junior Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which shall be the number of shares of Georgia-Pacific Group Stock outstanding immediately after such event and the denominator of which shall be the number of shares of Georgia-Pacific Group Stock that were outstanding immediately prior to such event.

      (B) Except as otherwise provided herein or by law, the holders of Units of Series A Junior Preferred Stock, Series B Junior Preferred Stock and Series C Junior Preferred Stock and the holders of shares of Georgia-Pacific Group Stock and Timber Stock shall vote together as one voting group on all matters submitted to a vote of shareholders of the Corporation.

      (C)(i) If at any time dividends on any Units of Series B Junior Preferred Stock shall be in arrears in an amount equal to six quarterly dividends thereon, then during the period (a "default period") from the occurrence of such event until such time as all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all Units of Series B Junior Preferred Stock then outstanding shall have been declared and paid or set apart for payment, all holders of Units of Series B Junior Preferred Stock, voting separately as a voting group, shall have the right to elect two Directors.

      (ii) During any default period, such voting rights of the holders of Units of Series B Junior Preferred Stock may be exercised initially at a special meeting called pursuant to subparagraph (iii) of this Section 3(C) or at any annual meeting of shareholders, and thereafter at annual meetings of shareholders, provided that neither such voting rights nor any right of the holders of Units of Series B Junior Preferred Stock to increase, in certain cases, the authorized number of Directors may be exercised at any meeting unless one-third of the outstanding Units of Series B Junior Preferred Stock shall be present at such meeting in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Units of Series B Junior Preferred Stock of such rights. At any meeting at which the holders of Units of Series B Junior Preferred Stock shall exercise such voting rights initially during an existing default period, they shall have the right, voting separately as a voting group, to elect Directors to fill up to two vacancies in the Board of Directors, if any such vacancies may then exist, or, if such right is exercised at an annual meeting, to elect two

    Directors. If the number which may be so elected at any special meeting does not amount to the required number, the holders of the Series B Junior Preferred Stock shall have the right to make such increase in the number of Directors as shall be necessary to permit the election by them of the required number. After the holders of Units of Series B Junior Preferred Stock shall have exercised their right to elect Directors during any default period, the number of Directors shall not be increased or decreased except as approved by a vote of the holders of Units of Series B Junior Preferred Stock as herein provided or pursuant to the rights of the Series A Junior Preferred Stock or Series C Junior Preferred Stock or pursuant to the rights of any equity securities ranking senior to the Series B Junior Preferred Stock.

      (iii) Unless the holders of Series B Junior Preferred Stock shall, during an existing default period, have previously exercised their right to elect Directors, the Board of Directors may order, or any shareholder or shareholders owning in the aggregate not less than 25% of the total number of Units of Series B Junior Preferred Stock outstanding may request in writing, the calling of a special meeting of the holders of Units of Series B Junior Preferred Stock, which meeting shall thereupon be called by the Secretary of the Corporation. Notice of such meeting and of any annual meeting at which holders of Units of Series B Junior Preferred Stock are entitled to vote pursuant to this paragraph (C)(iii) shall be given to each holder of record of Units of Series B Junior Preferred Stock by mailing a copy of such notice to him at his last address as the same appears on the books of the Corporation. Such meeting shall be called for a time not earlier than 10 days and not later than 60 days after such order or request or in default of the calling of such meeting within 60 days after such order or request, such meeting may be called on similar notice by any shareholder or shareholders owning in the aggregate not less than 25% of the total number of outstanding Units of Series B Junior Preferred Stock.

      (iv) During any default period, the holders of shares of Georgia-Pacific Group Stock, Timber Stock and Units of Series B Junior Preferred Stock, and other classes or series of stock of the Corporation, if applicable, shall continue to be entitled to elect all the Directors until the holders of Units of Series B Junior Preferred Stock shall have exercised their right to elect two Directors voting as a separate voting group, after the exercise of which right (x) the Directors so elected by the holders of Units of Series B Junior Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (y) any vacancy in the Board of Directors may (except as provided in paragraph (C)(ii) of this Section 3) be filled by a vote of a majority of the remaining Directors theretofore elected by the holders of the class or series of capital stock which elected the Director whose office shall have become vacant. References in this paragraph (C) to Directors elected by the holders of a particular class or series of capital stock shall include Directors elected by such Directors to fill vacancies as provided in clause (y) of the foregoing sentence.

      (v) Immediately upon the expiration of a default period, (x) the right of the holders of Units of Series B Junior Preferred Stock as a separate voting group to elect Directors shall cease, (y) the term of any Directors elected by the holders of Units of Series B Junior Preferred Stock as a separate voting group shall terminate, and (z) the number of Directors shall be such number as may be provided for in the Articles or By-laws irrespective of any increase made pursuant to the provisions of paragraph (C)(ii) of this Section 3 (such number being subject, however, to change thereafter in any manner provided by law or in the Articles or By-laws). Any vacancies in the Board of Directors effected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining Directors.

      (vi) The provisions of this paragraph (C) shall govern the election of Directors by holders of Units of Series B Junior Preferred Stock during any default period notwithstanding any provisions of the Articles to the contrary.

      (D) Except as set forth herein, holders of Units of Series B Junior Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of shares of Georgia-Pacific Group Stock or Timber Stock or any other class or series of capital stock of the Corporation, as applicable) for taking any corporate action.

    Section 4. Certain Restrictions. (A) Whenever quarterly dividends or other dividends or distributions payable on Units of Series B Junior Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on outstanding Units of Series B Junior Preferred Stock shall have been paid in full, the Corporation shall not

      (i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of junior stock;

      (ii) declare or pay dividends on or make any other distributions on any shares of parity stock, except dividends paid ratably on Units of Series B Junior Preferred Stock and shares of all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of such Units and all such shares are then entitled;

      (iii) redeem or purchase or otherwise acquire for consideration shares of any parity stock, provided, however, that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any junior stock; or

      (iv) purchase or otherwise acquire for consideration any Units of Series B Junior Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such Units.

    (B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this
  Section 4, purchase or otherwise acquire such shares at such time and in such manner.

    Section 5. Reacquired Shares. Any Units of Series B Junior Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled automatically upon the acquisition thereof. All such Units shall, upon their cancellation, become authorized but unissued Units of Junior Preferred Stock and may be reissued as part of a new series of Junior Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

    Section 6. Liquidation, Dissolution or Winding Up. (A) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, no distribution shall be made (i) to the holders of shares of junior stock unless the holders of Units of Series B Junior Preferred Stock shall have received, subject to adjustment as hereinafter provided in paragraph (B), the greater of either (a) $.01 per Unit plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not earned or declared, to the date of such payment, or (b) the amount per Unit equal to the aggregate per share amount to be distributed to holders of shares of Georgia-Pacific Group Stock, or (ii) to the holders of shares of parity stock, unless simultaneously therewith distributions are made ratably on Units of Series B Junior Preferred Stock and all other shares of such parity stock in proportion to the total amounts to which the holders of Units of Series B Junior Preferred Stock are entitled under clause (i)(a) of this sentence and to which the holders of shares of such parity stock are entitled, in each case upon such liquidation, dissolution or winding up.

    (B) In the event the Corporation shall at any time after the initial issuance of Georgia-Pacific Group Stock and Timber Stock (i) declare any dividend on outstanding shares of Georgia-Pacific Group Stock payable in shares of Georgia-Pacific Group Stock, (ii) subdivide outstanding shares of Georgia-Pacific Group Stock into a greater number of shares, or (iii) combine outstanding shares of Georgia-Pacific Group Stock into a smaller number of shares, then in each such case the aggregate amount to which holders of Units of Series B Junior Preferred Stock were entitled immediately prior to such event pursuant to clause (i)(b) of paragraph (A) of this Section 6 shall be adjusted by multiplying such amount by a fraction the numerator of which shall be the number of shares of Georgia-Pacific Group Stock that are outstanding immediately after such event and the denominator of which shall be the number of shares of Georgia-Pacific Group Stock that were outstanding immediately prior to such event.

    Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Georgia-Pacific Group Stock are exchanged for or converted into other stock or securities, cash and/or any other property, then in any such case Units of Series B Junior Preferred Stock shall at the same time be similarly exchanged for or converted into an amount per Unit (subject to the provision for adjustment hereinafter set forth) equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Georgia-Pacific Group Stock is converted or exchanged. In the event the Corporation shall at any time after the initial issuance of Georgia-Pacific Group Stock and Timber Stock (i) declare any dividend on outstanding shares of Georgia-Pacific Group Stock payable in shares of Georgia-Pacific Group Stock, (ii) subdivide outstanding shares of Georgia-Pacific Group Stock into a greater number of shares, or (iii) combine outstanding Georgia-Pacific Group Stock into a smaller number of shares, then in each such case the amount set forth in the immediately preceding sentence with respect to the exchange or conversion of Units of Series B Junior Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which shall be the number of shares of Georgia-Pacific Group Stock that are outstanding immediately after such event and the denominator of which shall be the number of shares of Georgia-Pacific Group Stock that were outstanding immediately prior to such event.

    Section 8. Redemption. The Units of Series B Junior Preferred Stock shall not be redeemable. Notwithstanding the foregoing, the Corporation may acquire shares of Series B Junior Preferred Stock in any other manner permitted by applicable law or these Articles.

    Section 9. Ranking. The Units of Series B Junior Preferred Stock shall rank senior to the Georgia-Pacific Group Stock and the Timber Stock, on a parity with the Series A Junior Preferred Stock and Series C Junior Preferred Stock and junior to all other series of the Junior Preferred Stock and to any other series or class of Preferred Stock that hereafter may be issued by the Corporation as to the payment of distributions and dividends and the distribution of assets upon liquidation, unless the terms of any such series or class shall provide otherwise.

    Section 10. Amendment. The Articles shall not hereafter be amended, either directly or indirectly, or through merger or consolidation with another corporation, in any manner that would alter or change the powers, preferences or special rights of the Series B Junior Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding Units of Series B Junior Preferred Stock, voting separately as a voting group.

    Section 11. Fractional Shares. The Series B Junior Preferred Stock may be issued in Units or other fractions of a share, which Units or fractions shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series B Junior Preferred Stock.

    Section 12. Certain Definitions. As used herein with respect to the Series B Junior Preferred Stock, the following terms shall have the following meanings:

      (A) The term "junior stock" (i) as used in Section 4, shall mean the Georgia-Pacific Group Stock and the Timber Stock and any other class or series of capital stock of the Corporation hereafter authorized or issued over which the Series B Junior Preferred Stock has preference or priority as to the payment of dividends and (ii) as used in Section 6, shall mean the Georgia-Pacific Group Stock and the Timber Stock and any other class or series of capital stock of the Corporation over which the Series B Junior Preferred Stock has preference or priority in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

      (B) The term "parity stock" (i) as used in Section 4, shall mean any class or series of stock of the Corporation hereafter authorized or issued ranking pari passu with the Series B Junior Preferred Stock as to dividends and (ii) as used in Section 6, shall mean any class or series of capital stock ranking pari passu with the Series B Junior Preferred Stock in the distribution of assets on any liquidation, dissolution or winding up.

  The following are the voting powers, designation, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions, in addition to those previously set forth in this Article IV, of "Series C Junior Preferred Stock":

    Section 1. Designation and Amount. The shares of such series shall be designated as "Series C Junior Preferred Stock" and the number of shares constituting such series shall be 5,000,000.

    Section 2. Dividends and Distributions. (A) Subject to the prior and superior rights of the holders of any shares of any other series of Preferred Stock or Junior Preferred Stock or any other shares of capital stock of the Corporation ranking prior and superior to the shares of Series C Junior Preferred Stock with respect to dividends, each holder of one one-hundredth ( 1/100th) of a share (a "Unit") of Series C Junior Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for that purpose, (i) quarterly dividends payable in cash on the first day of January, April, July and October in each year (each such date being a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of such Unit of Series C Junior Preferred Stock, in an amount per Unit (rounded to the nearest cent) equal to the greater of (a) $0.35 or (b) subject to the provision for adjustment hereinafter set forth, the aggregate per share amount of all cash dividends declared on shares of the Timber Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of a Unit of Series C Junior Preferred Stock, and (ii) subject to the provision for adjustment hereinafter set forth, quarterly distributions (payable in kind) on each Quarterly Distribution Payment Date in an amount per Unit equal to the aggregate per share amount of all non-cash dividends or other distributions (other than a dividend payable in shares of Timber Stock or a subdivision of the outstanding shares of Timber Stock, by reclassification or otherwise) declared on shares of Timber Stock since the immediately preceding Quarterly Dividend Payment Date, or with respect to the first Quarterly Dividend Payment Date, since the first issuance of a Unit of Series C Junior Preferred Stock. In the event that the Corporation shall at any time after the initial issuance of Georgia-Pacific Group Stock and Timber Stock (i) declare any dividend on outstanding shares of Timber Stock payable in shares of Timber Stock, (ii) subdivide outstanding shares of Timber Stock into a greater number of shares or (iii) combine outstanding shares of Timber Stock into a smaller number of shares, then in each such case the amount to which the holder of a Unit of Series C Junior Preferred Stock was entitled immediately prior to such event pursuant to the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which shall be the number of shares of Timber Stock that are outstanding immediately after such event and the denominator of which shall be the number of shares of Timber Stock that were outstanding immediately prior to such event.

    (B) The Corporation shall declare a dividend or distribution on Units of Series C Junior Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the shares of Timber Stock (other than a dividend payable in shares of Timber Stock); provided, however, that, in the event no dividend or distribution shall have been declared on the Timber Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $0.35 per Unit on the Series C Junior Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

    (C) Dividends shall begin to accrue and shall be cumulative on each outstanding Unit of Series C Junior Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issuance of such Unit of Series C Junior Preferred Stock, unless the date of issuance of such Unit is prior to the record date for the first Quarterly Dividend Payment Date, in which case, dividends on such Unit shall begin to accrue from the date of issuance of such Unit, or unless the date of issuance is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of Units of Series C Junior Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on Units of Series C Junior Preferred Stock in an amount less than the aggregate amount of all such dividends at the time accrued and payable on such Units shall be allocated pro rata on a unit-by-unit basis among all Units of Series C Junior Preferred Stock at the time outstanding. The Board of Directors may fix a record date for the determination of holders of Units of Series C Junior Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

    Section 3. Voting Rights. The holders of Units of Series C Junior Preferred Stock shall have the following voting rights:

      (A) Subject to the provision for adjustment hereinafter set forth, each Unit of Series C Junior Preferred Stock shall entitle the holder thereof to the number of votes per share which the holders of Timber Stock then have with respect to matters submitted to a vote of the shareholders of the Corporation. In the event the Corporation shall at any time after the initial issuance of Georgia-Pacific Group Stock and Timber Stock (i) declare any dividend on outstanding shares of Timber Stock payable in shares of Timber Stock, (ii) subdivide outstanding shares of Timber Stock into a greater number of shares or (iii) combine the outstanding shares of Timber Stock into a smaller number of shares, then in each such case the number of votes per Unit to which holders of Units of Series C Junior Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which shall be the number of shares of Timber Stock outstanding immediately after such event and the denominator of which shall be the number of shares of Timber Stock that were outstanding immediately prior to such event.

      (B) Except as otherwise provided herein or by applicable law, the holders of Units of Series A Junior Preferred Stock, Series B Junior Preferred Stock and Series C Junior Preferred Stock and the holders of shares of Timber Stock and Georgia-Pacific Group Stock shall vote together as one voting group on all matters submitted to a vote of shareholders of the Corporation.

      (C)(i) If at any time dividends on any Units of Series C Junior Preferred Stock shall be in arrears in an amount equal to six quarterly dividends thereon, then during the period (a "default period") from the occurrence of such event until such time as all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all Units of Series C Junior Preferred Stock then outstanding shall have been declared and paid or set apart for payment, all holders of Units of Series C Junior Preferred Stock, voting separately as a class, shall have the right to elect two Directors.

      (ii) During any default period, such voting rights of the holders of Units of Series C Junior Preferred Stock may be exercised initially at a special meeting called pursuant to subparagraph (iii) of this Section 3(C) or at any annual meeting of shareholders, and thereafter at annual meetings of shareholders, provided that neither such voting rights nor any right of the holders of Units of Series C Junior Preferred Stock to increase, in certain cases, the authorized number of Directors may be exercised at any meeting unless one-third of the outstanding Units of Series C Junior Preferred Stock shall be present at such meeting in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Units of Series C Junior Preferred Stock of such rights. At any meeting at which the holders of Units of Series C Junior Preferred Stock shall exercise such voting rights initially during an existing default period, they shall have the right, voting separately as a voting group, to elect Directors to fill up to two vacancies in the Board of Directors, if any such vacancies may then exist, or, if such right is exercised at an annual meeting, to elect two Directors. If the number which may be so elected at any special meeting does not amount to the required number, the holders of the Series C Junior Preferred Stock shall have the right to make such increase in the number of Directors as shall be necessary to permit the election by them of the required number. After the holders of Units of Series C Junior Preferred Stock shall have exercised their right to elect Directors during any default period, the number of Directors shall not be increased or decreased except as approved by a vote of the holders of Units of Series C Junior Preferred Stock as herein provided or pursuant to the rights of the Series A Junior Preferred Stock or Series B Junior Preferred Stock or pursuant to the rights of any equity securities ranking senior to the Series C Junior Preferred Stock.

      (iii) Unless the holders of Series C Junior Preferred Stock shall, during an existing default period, have previously exercised their right to elect Directors, the Board of Directors may order, or any shareholder or shareholders owning in the aggregate not less than 25% of the total number of Units of Series C Junior Preferred Stock outstanding may request in writing, the calling of a special meeting of the holders of Units of Series C Junior Preferred Stock, which meeting shall thereupon be called by the Secretary of the Corporation. Notice of such meeting and of any annual meeting at which holders of Units of Series C Junior Preferred Stock are entitled to vote pursuant to this paragraph (C)(iii) shall be given to each holder of record of Units of Series C Junior Preferred Stock by mailing a copy of such notice to him at his last address as the same appears on the books of the Corporation. Such meeting shall be called for a time not earlier than 10 days and not later than 60 days after such order or request or in default of the calling of such meeting within 60 days after such order or request, such meeting may be called on similar notice by any shareholder or shareholders owning in the aggregate not less than 25% of the total number of outstanding Units of Series C Junior Preferred Stock.

      (iv) During any default period, the holders of shares of Georgia-Pacific Group Stock, Timber Stock and Units of Series C Junior Preferred Stock, and other classes or series of stock of the Corporation, if applicable, shall continue to be entitled to elect all the Directors until the holders of Units of Series C Junior Preferred Stock shall have exercised their right to elect two Directors voting as a separate voting group, after the exercise of which right (x) the Directors so elected by the holders of Units of Series C Junior Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (y) any vacancy in the Board of Directors may (except as provided in paragraph (C)(ii) of this Section 3) be filled by a vote of a majority of the remaining Directors theretofore elected by the holders of the class or series of capital stock which elected the Director whose office shall have become vacant. References in this paragraph (C) to Directors elected by the holders of a particular class or series of capital stock shall include Directors elected by such Directors to fill vacancies as provided in clause (y) of the foregoing sentence.

      (v) Immediately upon the expiration of a default period, (x) the right of the holders of Units of Series C Junior Preferred Stock as a separate voting group to elect Directors shall cease, (y) the term of any Directors elected by the holders of Units of Series C Junior Preferred Stock as a separate voting group shall terminate, and (z) the number of Directors shall be such number as may be provided for in the Articles or By-laws irrespective of any increase made pursuant to the provisions of paragraph (C)(ii) of this Section 3 (such number being subject, however, to change thereafter in any manner provided by law or in the Articles or By-laws). Any vacancies in the Board of Directors effected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining Directors.

      (vi) The provisions of this paragraph (C) shall govern the election of Directors by holders of Units of Series C Junior Preferred Stock during any default period notwithstanding any provisions of the Articles to the contrary.

      (D) Except as set forth herein, holders of Units of Series C Junior Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of shares of Georgia-Pacific Group Stock or Timber Stock or any other class or series of capital stock of the Corporation, as applicable) for taking any corporate action.

    Section 4. Certain Restrictions. (A) Whenever quarterly dividends or other dividends or distributions payable on Units of Series C Junior Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on outstanding Units of Series C Junior Preferred Stock shall have been paid in full, the Corporation shall not

      (i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of junior stock;

      (ii) declare or pay dividends on or make any other distributions on any shares of parity stock, except dividends paid ratably on Units of Series C Junior Preferred Stock and shares of all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of such Units and all such shares are then entitled;

      (iii) redeem or purchase or otherwise acquire for consideration shares of any parity stock, provided, however, that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any junior stock; or

      (iv) purchase or otherwise acquire for consideration any Units of Series C Junior Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such Units.

    (B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this
  Section 4, purchase or otherwise acquire such shares at such time and in such manner.

    Section 5. Reacquired Shares. Any Units of Series C Junior Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled automatically upon the acquisition thereof. All such Units shall, upon their cancellation, become authorized but unissued Units of Junior Preferred Stock and may be reissued as part of a new series of Junior Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

    Section 6. Liquidation, Dissolution or Winding Up. (A) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, no distribution shall be made (i) to the holders of shares of junior stock unless the holders of Units of Series C Junior Preferred Stock shall have received, subject to adjustment as hereinafter provided in paragraph (B), the greater of (a) $.01 per Unit plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not earned or declared, to the date of such payment, or (b) the amount per Unit equal to the aggregate per share amount to be distributed to holders of shares of Timber Stock, or
  (ii) to the holders of shares of parity stock, unless simultaneously therewith distributions are made ratably on Units of Series C Junior Preferred Stock and all other shares of such parity stock in proportion to the total amounts to which the holders of Units of Series C Junior Preferred Stock are entitled under clause (i)(a) of this sentence and to which the holders of shares of such parity stock are entitled, in each case upon such liquidation, dissolution or winding up.

    (B) In the event the Corporation shall at any time after the initial issuance of Georgia-Pacific Group Stock and Timber Stock (i) declare any dividend on outstanding shares of Timber Stock payable in shares of Timber Stock, (ii) subdivide outstanding shares of Timber Stock into a greater number of shares, or (iii) combine outstanding shares of Timber Stock into a smaller number of shares, then in each such case the aggregate amount to which holders of Units of Series C Junior Preferred Stock were entitled immediately prior to such event pursuant to clause (i)(b) of paragraph (A) of this Section 6 shall be adjusted by multiplying such amount by a fraction the numerator of which shall be the number of shares of Timber Stock that are outstanding immediately after such event and the denominator of which shall be the number of shares of Timber Stock that were outstanding immediately prior to such event.

    Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Timber Stock are exchanged for or converted into other stock or securities, cash and/or any other property, then in any such case Units of Series C Junior Preferred Stock shall at the same time be similarly exchanged for or converted into an amount per Unit (subject to the provision for adjustment hereinafter set forth) equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Timber Stock is converted or exchanged. In the event the Corporation shall at any time after the initial issuance of Georgia-Pacific Group Stock and Timber Stock (i) declare any dividend on outstanding shares of Timber Stock payable in shares of Timber Stock, (ii) subdivide outstanding shares of Timber Stock into a greater number of shares, or (iii) combine outstanding Timber Stock into a smaller number of shares, then in each such case the amount set forth in the immediately preceding sentence with respect to the exchange or conversion of Units of Series C Junior Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which shall be the number of shares of Timber Stock that are outstanding immediately after such event and the denominator of which shall be the number of shares of Timber Stock that were outstanding immediately prior to such event.

    Section 8. Redemption. The Units of Series C Junior Preferred Stock shall not be redeemable. Notwithstanding the foregoing, the Corporation may acquire shares of Series C Junior Preferred Stock in any other manner permitted by applicable law or the Articles.

    Section 9. Ranking. The Units of Series C Junior Preferred Stock shall rank senior to the Timber Stock and the Georgia-Pacific Group Stock, on a parity with the Series A Junior Preferred Stock and Series B Junior Preferred Stock and junior to all other series of the Junior Preferred Stock and to any other series or class of Preferred Stock that hereafter may be issued by the Corporation as to the payment of dividends and the distribution of assets, unless the terms of any such series or class shall provide otherwise.

    Section 10. Amendment. The Articles shall not hereafter be amended, either directly or indirectly, or through merger or consolidation with another corporation, in any manner that would alter or change the powers, preferences or special rights of the Series C Junior Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding Units of Series C Junior Preferred Stock, voting separately as a voting group.

    Section 11. Fractional Shares. The Series C Junior Preferred Stock may be issued in Units or other fractions of a share, which Units or fractions shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series C Junior Preferred Stock.

    Section 12. Certain Definitions. As used herein with respect to the Series C Junior Preferred Stock, the following terms shall have the following meanings:

      (A) The term "junior stock" (i) as used in Section 4, shall mean the Georgia-Pacific Group Stock and the Timber Stock and any other class or series of capital stock of the Corporation hereafter authorized or issued over which the Series C Junior Preferred Stock has preference or priority as to the payment of dividends and (ii) as used in Section 6, shall mean the Georgia-Pacific Group Stock and the Timber Stock and any other class or series of capital stock of the Corporation over which the Series C Junior Preferred Stock has preference or priority in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

      (B) The term "parity stock" (i) as used in Section 4, shall mean any class or series of stock of the Corporation hereafter authorized or issued ranking pari passu with the Series C Junior Preferred Stock as to dividends and (ii) as used in Section 6, shall mean any class or series of capital stock ranking pari passu with the Series C Junior Preferred Stock in the distribution of assets on any liquidation, dissolution or winding up.

                                ARTICLE V.

  The following is a description of the terms, provisions, preferences, rights, voting powers, restrictions and qualifications of the Common Stock.

  A. Distributions. Subject to any preferences, limitations and relative rights of any outstanding series of the Preferred Stock or the Junior Preferred Stock and any qualifications or restrictions on the Common Stock created thereby, distributions may be authorized and made upon the Georgia-Pacific Group Stock and the Timber Stock, upon the terms with respect to each such class, and subject to the limitations provided for below in this Section A., as the Board of Directors may determine.

    (a) Distributions on Georgia-Pacific Group Stock. Distributions on Georgia-Pacific Group Stock may be authorized and made only out of the lesser of (i) the assets of the Corporation legally available therefor and
  (ii) the Georgia-Pacific Group Available Distribution Amount.

    (b) Distributions on Timber Stock. Distributions on Timber Stock may be authorized and made only out of the lesser of (i) the assets of the Corporation legally available therefor and (ii) the Timber Group Available Distribution Amount.

    (c) Discrimination in Distributions Between Classes of Common Stock. The Board of Directors, subject to the provisions of paragraphs A.(a) and A.(b), may at any time authorize and make distributions exclusively on Georgia-Pacific Group Stock, exclusively on Timber Stock or on both such classes, in equal or unequal amounts, notwithstanding the amount of distributions previously authorized on each class, the respective voting or liquidation rights of each class or any other factor.

    (d) Share Dividends. Except as permitted by paragraph D.(a), the Board of Directors may declare and pay dividends of shares of the Common Stock (or Convertible Securities convertible into or exchangeable or exercisable for shares of the Common Stock) on shares of the Common Stock or shares of the Preferred Stock or the Junior Preferred Stock only as follows:

      (i) dividends of shares of Georgia-Pacific Group Stock (or
    Convertible Securities convertible into or exchangeable or exercisable for shares of Georgia-Pacific Group Stock) on shares of Georgia-Pacific Group Stock or shares of the Preferred Stock or the Junior Preferred Stock attributed to the Georgia-Pacific Group; and

      (ii) dividends of shares of Timber Stock (or Convertible Securities convertible into or exchangeable or exercisable for shares of Timber Stock) on shares of Timber Stock or shares of the Preferred Stock or the Junior Preferred Stock attributed to the Timber Group.

  For purposes of this paragraph A.(d), any outstanding Convertible Securities that are convertible into or exchangeable or exercisable for any other Convertible Securities which are themselves convertible into or exchangeable or exercisable for Georgia-Pacific Group Stock or Timber Stock (or other Convertible Securities that are so convertible, exchangeable or exercisable) shall be deemed to have been converted, exchanged or exercised in full for such Convertible Securities.

  B. Voting Rights.

    (a) General. Except as otherwise provided by law, by the terms of any outstanding series of Preferred Stock or Junior Preferred Stock or any provision of the Articles restricting the power to vote on a specified matter to other shareholders, the entire voting power of the shareholders of the Corporation shall be vested in the holders of the Common Stock, who shall be entitled to vote on any matter on which the holders of stock of the Corporation shall, by law or by the provisions of the Articles or the Bylaws of the Corporation, be entitled to vote, and both classes of Common Stock shall vote thereon together as a single voting group.

    (b) Number of Votes for Each Class of Common Stock. On each matter to be voted on by the holders of both classes of the Common Stock voting together as a single voting group, the number of votes per share of each class shall be as follows:

      (i) each outstanding share of Georgia-Pacific Group Stock shall have one vote; and

      (ii) each outstanding share of Timber Stock shall have a number of votes (including a fraction of one vote) equal to the number of votes determined by the ratio of the weighted average during the 20 Trading Days ending on the tenth Trading Day prior to the record date for determining the shareholders entitled to vote of the Market Value of a share of the Timber Stock to the weighted average over the same 20 Trading Days of the Market Value of the Georgia-Pacific Group Stock, expressed as a decimal fraction rounded to the nearest three decimal places, determined as follows: (A) the numerator of such fraction shall be the sum of (1) four times the average Market Value of one share of Timber Stock over the period of five Trading Days ending on such tenth Trading Day prior to such record date,

    (2) three times the average Market Value of one share of Timber Stock over the period of five Trading Days ending on the 15th Trading Day prior to such record date, (3) two times the average Market Value of one share of Timber Stock over the period of five Trading Days ending on the 20th Trading Day prior to such record date and (4) the average Market Value of one share of Timber Stock over the period of five Trading Days ending on the 25th Trading Day prior to such record date and (B) the denominator of such fraction shall be the sum of (1) four times the average Market Value of one share of Georgia-Pacific Group Stock over the period of five Trading Days ending on such tenth Trading Day prior to such record date, (2) three times the average Market Value of one share of Georgia-Pacific Group Stock over the period of five Trading Days ending on the 15th Trading Day prior to such record date,
    (3) two times the average Market Value of one share of Georgia-Pacific Group Stock over the period of five Trading Days ending on the 20th Trading Day prior to such record date and (4) the average Market Value of one share of Georgia-Pacific Group Stock over the period of five Trading Days ending on the 25th Trading Day prior to such record date.

  Notwithstanding the foregoing provisions of this paragraph B., if shares of only one class of the Common Stock are outstanding on the record date for determining the common shareholders entitled to vote on any matter, then each share of that class shall be entitled to one vote and, if either class of the Common Stock is entitled to vote as a separate voting group with respect to any matter, each share of that class shall, for purpose of such vote, be entitled to one vote on such matter.

  In addition to any provision of law or any provision of the Articles entitling the holders of outstanding shares of Georgia-Pacific Group Stock or Timber Stock to vote as a separate voting group, the Board of Directors may condition the approval of any matter submitted to shareholders on receipt of a separate vote of the holders of outstanding shares of Georgia-Pacific Group Stock or Timber Stock.

  C. Liquidation Rights. In the event of any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and the full preferential amounts (including any accumulated and unpaid dividends) to which the holders of any outstanding shares of the Preferred Stock or the Junior Preferred Stock are entitled (regardless of the Group to which such shares of the Preferred Stock or the Junior Preferred Stock were attributed), the holders of the Georgia-Pacific Group Stock and Timber Stock shall be entitled to receive the assets, if any, of the Corporation remaining for distribution to holders of the Common Stock on a per share basis in proportion to the respective liquidation units per share of such class. Each share of Georgia-Pacific Group Stock shall have one liquidation unit and each share of Timber Stock shall have a number of liquidation units (including a fraction of one liquidation unit) equal to the number of liquidation units determined by the ratio of the weighted average during the 20 Trading Days ending on the 40th Trading Day immediately succeeding the date of the effectiveness of these Articles of Incorporation of the Market Value of a share of the Timber Stock to the weighted average over the same 20 Trading Days of the Market Value of the Georgia-Pacific Group Stock, expressed as a decimal fraction rounded to the nearest three decimal places, determined as follows: (A) the numerator of such fraction shall be the sum of (1) four times the average Market Value of one share of Timber Stock over the period of five Trading Days ending on such date, (2) three times the average Market Value of one share of Timber Stock over the period of five Trading Days ending on the 5th Trading Day prior to such date, (3) two times the average Market Value of one share of Timber Stock over the period of five Trading Days ending on the 10th Trading Day prior to such date and (4) the average Market Value of one share of Timber Stock over the period of five Trading Days ending on the 15th Trading Day prior to such date and (B) the denominator of such fraction shall be the sum of (1) four times the average Market Value of one share of Georgia-Pacific Group Stock over the period of five Trading Days ending on such date,
(2) three times the average Market Value of one share of Georgia-Pacific Group Stock over the period of five Trading Days ending on the 5th Trading Day prior to such date, (3) two times the average Market Value of one share of Georgia-Pacific Group Stock over the period of five Trading Days ending on the 10th Trading Day prior to such date and (4) the average Market Value of one share of Georgia-Pacific Group Stock over the period of five Trading Days ending on the 15th Trading Day prior to such date. Neither a merger nor share exchange of the Corporation into or with any other company, nor a merger or share exchange of any other company into or with the Corporation, nor a sale, lease, exchange or other disposition of all or any part of the assets of the Corporation, shall, alone, be deemed a liquidation of the Corporation, or cause the dissolution of the Corporation, for purposes of this Section C.

  If the Corporation shall in any manner subdivide (by stock split, reclassification or otherwise) or combine (by reverse stock split, reclassification or otherwise) the outstanding shares of Georgia-Pacific Group Stock or Timber Stock, or declare a dividend in shares of either class to holders of such class, the per share liquidation units of either class of the Common Stock specified in the preceding paragraph of this paragraph C., as adjusted from time to time, shall be appropriately adjusted, as determined by the Board of Directors, so as to avoid dilution in the aggregate, relative liquidation rights of the shares of any class of the Common Stock.

  D. Conversion or Redemption of the Common Stock. The Georgia-Pacific Group Stock is subject to conversion or redemption and the Timber Stock is subject to conversion or redemption upon the terms provided below in this Section D.; provided, however, that neither class of the Common Stock may be converted or redeemed if the other class of Common Stock has been converted or redeemed in its entirety or notice thereof shall have been given as required by this Section D.

    (a) Mandatory and Optional Conversion and Redemption of Common Stock Other than for Subsidiary Stock.

      (i) In the event of the Disposition, in one transaction or a series of related transactions, by the Corporation and/or its subsidiaries of all or substantially all of the properties and assets attributed to either Group to one or more persons or entities (other than (w) the Disposition by the Corporation of all or substantially all its properties and assets in one transaction or a series of related transactions in connection with the dissolution, liquidation or winding up of the Corporation and the distribution of assets to shareholders as referred to in Section C., (x) the Disposition of the properties and assets attributed to either Group as contemplated by paragraph D.(b) or otherwise to all holders of shares of such Group divided among such holders on a pro rata basis in accordance with the number of shares of stock issued in respect of such Group outstanding, (y) to any person or entity controlled (as determined by the Board of Directors) by the Corporation or (z) in connection with a Related Business Transaction), the Corporation shall, on or prior to the 85th Trading Day after the date of consummation of such Disposition (the "Disposition Date"), make a distribution on the class of the Common Stock relating to the Group subject to such Disposition or redeem some or all of such Common Stock or convert such Common Stock into Common Stock relating to the other Group (or another class or series of common stock of the Corporation), all as provided by the following paragraphs D.(a)(i)(1) and D.(a)(i)(2) and, to the extent applicable, by paragraph D.(c), as the Board of Directors shall have selected among such alternatives:

        (1) provided that there are assets of the Corporation legally available therefor:

                (A) make or pay to the holders of the shares of the class of the Common Stock relating to the Group subject to such disposition a distribution or dividend, as the Board of Directors shall have authorized and declared subject to compliance with Section A., in cash and/or in securities (other than a dividend of the Common Stock) or other property having a Fair Value as of the Disposition Date equal to the Fair Value as of the Disposition Date of the Net Proceeds of such Disposition; or

                (B)(I) subject to the last sentence of this paragraph
              D.(a)(i), if such Disposition involves all (not merely substantially all) of the properties and assets attributed to such Group, redeem as of the Redemption Date determined as provided by paragraph D.(d)(iii), all outstanding shares of the Common Stock relating to the Group subject to such Disposition in exchange for cash and/or securities (other than the Common Stock) or other property having a Fair Value as of the Disposition Date equal to the Fair Value as of the Disposition Date of the Net Proceeds of such Disposition; or

                (II) subject to the last sentence of this paragraph D.(a)(i), if such Disposition involves substantially all (but not all) of the properties and assets attributed to such Group, redeem as of the Redemption Date determined as provided by paragraph D.(d)(iv) such number of whole shares of the class of the Common Stock relating to the Group subject to such Disposition (which may be all, but not more than all, of such shares outstanding) as have in the aggregate an average Market Value during the period of ten consecutive Trading Days beginning on the 16th Trading Day immediately succeeding the Disposition Date closest to the Fair Value as of the Disposition Date of the Net Proceeds of such Disposition in exchange for cash and/or securities (other than the Common Stock) or other property having a Fair Value as of the Disposition Date in the aggregate equal to such Fair Value of the Net Proceeds; or

        (2) declare that each outstanding share of the class of the Common Stock relating to the Group subject to such Disposition shall be converted as of the Conversion Date determined as provided by paragraph D.(d)(v) into a number of fully paid and nonassessable shares of the class of the Common Stock relating to the other Group (or, if the class of the Common Stock relating to the other Group is not Publicly Traded at such time and shares of another class or series of the Common Stock of the Corporation (other than the class of the Common Stock relating to the Group subject to such Disposition) are then Publicly Traded, of such other class or series of the common stock as has the largest Market Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of such conversion required by paragraph D.(d)(v)) equal to 110% of the ratio, expressed as a decimal fraction rounded to the nearest five decimal places, of the average Market Value of one share of the Common Stock relating to the Group subject to such Disposition over the period of 10 consecutive Trading Days beginning on the 16th Trading Day immediately succeeding the Disposition Date to the average Market Value of one share of the Common Stock relating to the other Group (or such other class or series of common stock) over the same 10 Trading Day period.

        Notwithstanding the foregoing provisions of this paragraph D.(a)(i), the Corporation shall redeem shares of a class of the Common Stock as provided by paragraphs D.(a)(i)(1)(B)(I) or (II) only if the amount to be paid in redemption of such stock is less than or equal to the Available Distribution Amount with respect to the Group subject to such Disposition as of the Redemption Date.

      (ii) For purposes of this paragraph D.(a):

        (1) as of any date, "substantially all of the properties and assets" attributed to either Group shall mean a portion of such properties and assets (x) that represents at least 80% of the Fair Value of the properties and assets attributed to such Group as of such date or (y) from which were derived at least 80% of the aggregate revenues for the immediately preceding twelve fiscal quarterly periods of the Corporation (calculated on a pro forma basis to include revenues derived from any of such properties and assets acquired during such period) derived from the properties and assets of such Group as of such date;

        (2) in the case of a Disposition of the properties and assets attributed to either Group in a series of related transactions, such Disposition shall not be deemed to have been consummated until the consummation of the last of such transactions; and

        (3) the Board of Directors may make or pay any distribution or dividend or redemption price referred to in paragraph D.(a)(i) in cash, securities (other than the Common Stock) or other property, regardless of the form or nature of the proceeds of the Disposition.

      (iii) After the payment of the distribution or the redemption price with respect to the class of the Common Stock relating to the Group subject to a Disposition as provided for by paragraph D.(a)(i)(1), the Board of Directors may declare that each share of such class of the Common Stock remaining outstanding shall be converted, but only as of a Conversion Date (determined as provided by paragraph D.(d)(v)) prior to the first anniversary of the payment of such distribution or redemption price, into a number of fully paid and nonassessable shares of the class of the Common Stock relating to the other Group (or, if the class of the Common Stock relating to the other Group is not Publicly Traded at such time and shares of any other class or series of common stock of the Corporation (other than the class of the Common Stock relating to the Group subject to such Disposition) are then Publicly Traded, of such other class or series of common stock of the Corporation as has the largest Market Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of such conversion required by paragraph D.(d)(v)) equal to 110% of the Market Value Ratio of the Converted Stock to the Consideration Stock as of the fifth Trading Day prior to the date of the notice of such conversion required by paragraph D.(d)(v).

      (iv) The Board of Directors may at any time declare that each outstanding share of either Georgia-Pacific Group Stock or Timber Stock shall be converted, as of a Conversion Date determined as provided by paragraph D.(d)(v), into the number of fully paid and nonassessable shares of Timber Stock or Georgia-Pacific Group Stock, respectively (or, if such latter class of Common Stock of the Corporation is not Publicly Traded at such time and shares of any other class or series of common stock of the Corporation (other than the class of the Common Stock subject to such conversion) are then Publicly Traded, of such other class or series of common stock of the Corporation as has the largest Market Capitalization as of the close of business on the Trading Day immediately preceding the date of the notice of conversion required by paragraph D.(d)(v)) equal to 115% of the Market Value Ratio of the Converted Stock to the Consideration Stock as of the fifth Trading Day prior to the date of the notice of such conversion required by paragraph D.(d)(v).

    (b) Redemption of Common Stock for Subsidiary Stock.

      (i) At any time at which all of the assets and liabilities attributed to the Timber Group (and no other assets or liabilities of the Corporation or any subsidiary thereof) are held directly or indirectly by one or more wholly-owned subsidiaries of the Corporation (each, a "Timber Group Subsidiary"), the Board of Directors may, provided that there are assets of the Corporation legally available therefor, redeem all of the outstanding shares of Timber Stock, on a Redemption Date of which notice is delivered in accordance with paragraph D.(d)(vi), in exchange for all of the shares of common stock of each Timber Group Subsidiary as will be outstanding immediately following such exchange of shares, such Timber Group Subsidiary shares to be delivered to the holders of shares of Timber Stock on the Redemption Date either directly or indirectly through another Timber Group Subsidiary (as a wholly-owned subsidiary thereof) and to be divided among the holders of Timber Stock pro rata in accordance with the number of shares of Timber Stock held by each on such Redemption Date, each of which shares of common stock of such Timber Group Subsidiary shall be, upon such delivery, fully paid and nonassessable.

      (ii) At any time at which all of the assets and liabilities attributed to the Georgia-Pacific Group (and no other assets or liabilities of the Corporation or any subsidiary thereof) are held directly or indirectly by one or more wholly-owned subsidiaries of the Corporation (each, a "Georgia-Pacific Group Subsidiary"), the Board of Directors may, provided that there are assets of the Corporation legally available therefor, redeem all of the outstanding shares of Georgia-Pacific Group Stock, on a Redemption Date of which notice is delivered in accordance with paragraph D.(d)(vi) of this Article, in exchange for all of the shares of common stock of each Georgia-Pacific Group Subsidiary as will be outstanding immediately following such exchange of shares, such shares of common stock of each Georgia-Pacific Group Subsidiary to be delivered to the holders of shares of Georgia-Pacific Group Stock on the Redemption Date either directly or indirectly through another Georgia-Pacific Group Subsidiary (as a wholly-owned subsidiary thereof) and to be divided among the holders of Georgia-Pacific Group Stock pro rata in accordance with the number of shares of Georgia-Pacific Group Stock held by each on such Redemption Date, each of which shares of common stock of such Georgia-Pacific Group Subsidiary shall be, upon such delivery, fully paid and nonassessable.

    (c) Treatment of Convertible Securities. After any Conversion Date or Redemption Date on which all outstanding shares of either class of the Common Stock are converted or redeemed, any share of such class of the Common Stock that is to be issued on conversion, exchange or exercise of any Convertible Securities shall, immediately upon such conversion, exchange or exercise and without any notice from or to, or any other action on the part of, the Corporation or its Board of Directors or the holder of such Convertible Security:

      (i) in the event the shares of such class of the Common Stock outstanding on such Conversion Date were converted into shares of the other class of the Common Stock (or another class or series of common stock of the Corporation) pursuant to paragraph D.(a)(i)(2) or paragraph D.(a)(iii), be converted into the amount of cash and/or the number of shares of the kind of capital stock and/or other securities or property of the Corporation that the number of shares of such class of the Common Stock that were to be issued upon such conversion, exchange or exercise would have received had such shares been outstanding on such Conversion Date; or

      (ii) in the event the shares of such class of the Common Stock outstanding on such Redemption Date were redeemed pursuant to paragraph D.(a)(i)(1)(B) or paragraph D.(b), be redeemed, to the extent of funds of the Corporation legally available therefor, for $.01 per share in cash for each share of such class of the Common Stock that otherwise would be issued upon such conversion, exchange or exercise.

    The provisions of the immediately preceding sentence shall not apply to the extent that other adjustments in respect of such conversion, exchange or redemption of a class of the Common Stock are otherwise made pursuant to the provisions of such Convertible Securities.

    (d) Notice and Other Provisions.

      (i) Not later than the tenth Trading Day following the consummation of a Disposition referred to in paragraph D.(a)(i), the Corporation shall announce publicly by press release (1) the estimated Net Proceeds of such Disposition, (2) the number of shares outstanding of the class of the Common Stock relating to the Group subject to such Disposition and (3) the number of shares of such class of Common Stock into or for which Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof. Not earlier than the 26th Trading Day and not later than the 30th Trading Day following the consummation of such Disposition, the Corporation shall announce publicly by press release which of the actions specified in paragraph D.(a)(i), it has irrevocably determined to take in respect of such Disposition.

      (ii) If the Corporation determines to make or pay a distribution or dividend pursuant to paragraph D.(a)(i)(1)(A), the Corporation shall, not later than the 30th Trading Day following the consummation of the Disposition referred to in such paragraph, cause notice to be given to each holder of shares of the class of the Common Stock relating to the Group subject to such Disposition and to each holder of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), setting forth
    (1) the record date for determining holders entitled to receive such distribution or dividend, which shall be not earlier than the 40th Trading Day and not later than the 50th Trading Day following the consummation of such Disposition, (2) the anticipated payment date of such distribution or dividend (which shall not be more than 85 Trading Days following the consummation of such Disposition), (3) the type of property to be paid as such distribution or dividend in respect of the outstanding shares of such class of Common Stock, (4) the Net Proceeds of such Disposition, (5) the number of outstanding shares of such class of Common Stock and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof and (6) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities shall be entitled to receive such distribution or dividend only if such holder properly converts, exchanges or exercises such Convertible

    Securities on or prior to the record date referred to in clause (1) of this sentence. Such notice shall be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Corporation.

      (iii) If the Corporation determines to undertake a redemption pursuant to paragraph D.(a)(i)(1)(B)(I), the Corporation shall, not less than 35 Trading Days and not more than 45 Trading Days prior to the Redemption Date, cause notice to be given to each holder of shares of the class of the Common Stock relating to the Group subject to the Disposition referred to in such paragraph and to each holder of Convertible Securities convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), setting forth
    (1) a statement that all shares of such class of Common Stock outstanding on the Redemption Date shall be redeemed, (2) the Redemption Date (which shall not be more than 85 Trading Days following the consummation of such Disposition), (3) the type of property in which the redemption price for the shares of such class of Common Stock to be redeemed is to be paid, (4) the Net Proceeds of such Disposition,
    (5) the place or places where certificates for shares of such class of Common Stock, properly endorsed or assigned for transfer (unless the Corporation waives such requirement), are to be surrendered for delivery of cash and/or securities or other property, (6) the number of outstanding shares of such class of Common Stock and the number of shares of such class of the Common Stock into or for which such outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof,
    (7) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities shall be entitled to participate in such redemption only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the Redemption Date referred to in clause (2) of this sentence and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, this Section D. if such holder thereafter converts, exchanges or exercises such Convertible Securities and (8) a statement to the effect that, except as otherwise provided by paragraph D.(d)(ix), distributions and dividends on such shares of the Common Stock shall cease to be paid as of such Redemption Date. Such notice shall be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Corporation.

      (iv) If the Corporation determines to undertake a redemption pursuant to paragraph D.(a)(i)(1)(B)(II), the Corporation shall, not later than the 30th Trading Day following the consummation of the Disposition referred to in such paragraph, cause notice to be given to each holder of shares of the class of the Common Stock relating to the Group subject to such Disposition and to each holder of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities) setting forth (1) a date not earlier than the 40th Trading Day and not later than the 50th Trading Day following the consummation of the Disposition in respect of which such redemption is to be made on which shares of such class of the Common Stock shall be selected for redemption, (2) the anticipated Redemption Date (which shall not be more than 85 Trading Days following the consummation of such Disposition), (3) the type of property in which the redemption price for the shares to be redeemed is to be paid, (4) the Net Proceeds of such Disposition, (5) the number of shares of such class of Common Stock outstanding and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof, (6) in the case of notice to be given to holders of Convertible Securities, a statement to the effect that a holder of such Convertible Securities shall be eligible to participate in such selection for redemption only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the record date referred to in clause (1) of this sentence, and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, this Section D. if such holder thereafter converts, exchanges or exercises such Convertible Securities and (7) a statement that the Corporation will not be required to register a transfer of any shares of such class of the Common Stock for a period of 15 Trading Days next preceding the date referred to in clause (1) of this sentence. Promptly following the date referred to in clause (1) of the preceding sentence, but not earlier than 40 Trading Days nor later than 50 Trading Days following the consummation of such Disposition, the Corporation shall cause a notice to be given to each holder of record of shares of such class of Common Stock to be redeemed setting forth (1) the number of shares of such class of Common Stock held by such holder to be redeemed, (2) a statement that such shares of such class of Common Stock shall be redeemed, (3) the Redemption Date, (4) the kind and per share amount of cash and/or securities or other property to be received by such holder with respect to each share of such class of Common Stock to be redeemed, including details as to the calculation thereof, (5) the place or places where certificates for shares of such class of Common Stock, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement), are to be surrendered for delivery of such cash and/or securities or other property, (6) if applicable, a statement to the effect that the shares being redeemed may no longer be transferred on the transfer books of the Corporation after the Redemption Date and (7) a statement to the effect that, subject to paragraph D.(d)(ix), distributions and dividends on such shares of such class of Common Stock shall cease to be paid as of the Redemption Date. Such notices shall be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Corporation.

      (v) If the Corporation determines to convert either class of the Common Stock into the other class (or another class or series of common stock of the Corporation) pursuant to paragraph D.(a)(i)(2), D.(a)(iii) or D.(a)(iv), the Corporation shall, not less than 35 Trading Days and not more than 45 Trading Days prior to the Conversion Date, cause notice to be given to each holder of shares of the class of the Common Stock to be so converted and to each holder of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such class of Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities) setting forth (1) a statement that all outstanding shares of such class of Common Stock shall be converted, (2) the Conversion Date (which, in the case of a conversion after a Disposition, shall not be more than 85 Trading Days following the consummation of such Disposition), (3) the per share number of shares of Common Stock (or another class or series of common stock of the Corporation), as the case may be, to be received with respect to each share of such class of Common Stock, including details as to the calculation thereof, (4) the place or places where certificates for shares of such class of Common Stock, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement), are to be surrendered for delivery of certificates for shares of such class of Common Stock, (5) the number of outstanding shares of such class of Common Stock and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof, (6) a statement to the effect that, subject to paragraph D.(d)(ix), distributions and dividends on such shares of Common Stock shall cease to be made as of such Conversion Date and (7) in the case of notice to holders of such Convertible Securities, a statement to the effect that a holder of such Convertible Securities shall be entitled to receive shares of such class of Common Stock upon such conversion only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to such Conversion Date and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, this Section D. if such holder thereafter converts, exchanges or exercises such Convertible Securities. Such notice shall be sent by first-class mail, postage prepaid, to each such holder at such holder's address as the same appears on the transfer books of the Corporation.

      (vi) If the Corporation determines to redeem shares of either class of the Common Stock pursuant to paragraph D.(b), the Corporation shall cause notice to be given to each holder of shares of such class of the Common Stock to be redeemed and to each holder of Convertible Securities that are convertible into or exchangeable or exercisable for shares of such class of the Common Stock (unless alternate provision for such notice to the holders of such Convertible Securities is made pursuant to the terms of such Convertible Securities), setting forth (1) a statement that all shares of such class of the Common Stock outstanding on the Redemption Date shall be redeemed in exchange for shares of common stock of each Timber Group Subsidiary (if such redemption is pursuant to paragraph D.(b)(i)) or shares of common stock of each Georgia-Pacific Group Subsidiary (if such redemption is pursuant to paragraph D.(b)(ii)), (2) the Redemption Date, (3) the place or places where certificates for shares of the class of the Common Stock to be redeemed, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement), are to be surrendered for delivery of certificates for shares of the common stock of each Timber Group Subsidiary or Georgia-Pacific Group Subsidiary, as applicable, (4) a statement to the effect that, subject to paragraph D.(d)(ix), distributions and dividends on such shares of the Common Stock shall cease to be paid as of such Redemption Date, (5) the number of shares of such class of the Common Stock outstanding and the number of shares of such class of Common Stock into or for which outstanding Convertible Securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price thereof and (6) in the case of notice to holders of Convertible Securities, a statement to the effect that a holder of Convertible Securities shall be entitled to receive shares of common stock of each Timber Group Subsidiary or Georgia-Pacific Group Subsidiary, as applicable, upon redemption only if such holder properly converts, exchanges or exercises such Convertible Securities on or prior to the Redemption Date and a statement as to what, if anything, such holder will be entitled to receive pursuant to the terms of such Convertible Securities or, if applicable, this Section D., if such holder thereafter converts, exchanges or exercises such Convertible Securities. Such notice shall be sent by first-class mail, postage prepaid, not less than 30 Trading Days nor more than 45 Trading Days prior to the Redemption Date to each such holder at such holder's address as the same appears on the transfer books of the Corporation.

      (vii) If less than all of the outstanding shares of the Common Stock of a class are to be redeemed pursuant to paragraph D.(a)(i)(1)(B)(II), the shares to be redeemed by the Corporation shall be selected from among the holders of shares of such class of the Common Stock outstanding at the close of business on the record date for such redemption on a pro rata basis among all such holders or by lot or by such other method as may be determined by the Board of Directors of the Corporation to be equitable.

      (viii) The Corporation shall not be required to issue or deliver fractional shares of any capital stock or of any other securities to any holder of either class of the Common Stock upon any conversion, redemption, dividend or other distribution pursuant to this Section D. If more than one share of either class of the Common Stock shall be held at the same time by the same holder, the Corporation may aggregate the number of shares of any capital stock that shall be issuable or any other securities or property that shall be distributable to such holder upon any conversion, redemption, dividend or other distribution (including any fractional shares). If there are fractional shares of any capital stock or of any other securities remaining to be issued or distributed to the holders of either class of the Common Stock, the Corporation shall, if such fractional shares are not issued or distributed to the holder, pay cash in respect of such fractional shares in an amount equal to the Fair Value thereof on the fifth Trading Day prior to the date such payment is to be made (without interest).

      (ix) No adjustments in respect of distributions or dividends shall be made upon the conversion or redemption of any shares of either class of the Common Stock; provided, however, that if the Conversion Date or Redemption Date, as the case may be, with respect to any shares of either class of the Common Stock shall be subsequent to the record date for the payment of a distribution or dividend thereon or with respect thereto, the holders of such class of the Common Stock at the close of business on such record date shall be entitled to receive the distribution or dividend payable on or with respect to such shares on the date set for payment of such distribution or dividend, in each case without interest, notwithstanding the subsequent conversion or redemption of such shares.

      (x) Before any holder of shares of either class of the Common Stock shall be entitled to receive any cash payment and/or certificates or instruments representing shares of any capital stock and/or other securities or property to be distributed to such holder with respect to such class of the Common Stock pursuant to this Section D., such holder shall surrender at such place as the Corporation shall specify certificates for such shares of the Common Stock, properly endorsed or assigned for transfer (unless the Corporation shall waive such requirement). The Corporation shall as soon as practicable after receipt of certificates representing such shares of the Common Stock deliver to the person for whose account such shares of the Common Stock were so surrendered, or to such person's nominee or nominees, the cash and/or the certificates or instruments representing the number of whole shares of the kind of capital stock and/or other securities or property to which such person shall be entitled as aforesaid, together with any payment in respect of fractional shares contemplated by paragraph D.(d)(viii), in each case without interest. If less than all of the shares of either class of the Common Stock represented by any one certificate are to be redeemed, the Corporation shall issue and deliver a new certificate for the shares of such class of Common Stock not redeemed.

      (xi) From and after any applicable Conversion Date or Redemption Date, as the case may be, all rights of a holder of shares of either class of the Common Stock that were converted or redeemed shall cease except for the right, upon surrender of the certificates representing such shares of the Common Stock as required by paragraph D.(d)(x), to receive the cash and/or the certificates or instruments representing shares of the kind and amount of capital stock and/or other securities or property for which such shares were converted or redeemed, together with any payment in respect of fractional shares contemplated by paragraph D.(d)(viii) (which shall be held by the Corporation for the holder of shares of the Common Stock that were redeemed until the receipt of certificates representing such shares of the Common Stock as provided in paragraph D.(d)(x))and rights to distributions or dividends as provided in paragraph D.(d)(ix), in each case without interest. No holder of a certificate that immediately prior to the applicable Conversion Date or Redemption Date represented shares of a class of the Common Stock shall be entitled to receive any distribution or dividend or interest payment with respect to shares of any kind of capital stock or other security or instrument for which such class of the Common Stock was converted or redeemed until the surrender as required by this Section D. of such certificate in exchange for a certificate or certificates or instrument or instruments representing such capital stock or other security. Subject to applicable escheat and similar laws, upon such surrender, there shall be paid to the holder the amount of any distributions or dividends (without interest) which theretofore became payable on any class or series of capital stock of the Corporation as of a record date after the Conversion Date or Redemption Date, but that were not paid by reason of the foregoing, with respect to the number of whole shares of the kind of capital stock represented by the certificate or certificates issued upon such surrender. From and after a Conversion Date or Redemption Date, the Corporation shall, however, be entitled to treat the certificates for a class of the Common Stock that have not yet been surrendered for conversion or redemption as evidencing the ownership of the number of whole shares of the kind or kinds of capital stock of the Corporation for which the shares of such class of the Common Stock represented by such certificates shall have been converted or redeemed, notwithstanding the failure to surrender such certificates.

      (xii) The Corporation shall pay any and all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issuance or delivery of any shares of capital stock and/or other securities upon conversion or redemption of shares of either class of the Common Stock pursuant to this Section D. The Corporation shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issuance or delivery of any shares of capital stock and/or other securities in a name other than that in which the shares of such class of the Common Stock so converted or redeemed were registered, and no such issuance or delivery shall be made unless and until the person requesting such issuance or delivery has paid to the Corporation the amount of any such tax or has established to the satisfaction of the Corporation that such tax has been paid.

      (xiii) Neither the failure to mail any notice required by this paragraph D.(d) to any particular holder of the Common Stock or of Convertible Securities nor any defect therein shall affect the sufficiency thereof with respect to any other holder of outstanding shares of the Common Stock or of Convertible Securities or the validity of any such conversion or redemption.

      (xiv) The Board of Directors may establish such rules and requirements to facilitate the effectuation of the transactions contemplated by this Section D. as the Board of Directors shall determine to be appropriate.

  E. Application of the Provisions of this Certificate of Designations.

    (a) Certain Determinations by the Board of Directors. The Board of Directors shall make such determinations with respect to the assets and liabilities to be attributed to the Groups, the application of the provisions of this Article VII to transactions to be engaged in by the Corporation and the preferences, limitations and relative rights of the holders of either class of the Common Stock, and the qualifications and restrictions thereon, provided by the Articles as may be or become necessary or appropriate to the exercise of such preferences, limitations and relative rights, including, without limiting the foregoing, the determinations referred to in the following paragraphs E.(a)(i), (ii) and
  (iii). A record of any such determination shall be filed with the records of the actions of the Board of Directors.

      (i) Upon any acquisition by the Corporation or its subsidiaries of any assets or business, or any assumption of liabilities, outside of the ordinary course of business of the Georgia-Pacific Group or the Timber Group, as the case may be, the Board of Directors shall determine whether such assets, business and liabilities (or an interest therein) shall be for the benefit of the Georgia-Pacific Group or the Timber Group or that an interest therein shall be partly for the benefit of the Georgia-Pacific Group and partly for the benefit of the Timber Group and, accordingly, shall be attributed to the Georgia-Pacific Group or the Timber Group, or partly to each, in accordance with paragraph F.(g) or (q), as the case may be.

      (ii) Upon any issuance of any shares of the Preferred Stock or the Junior Preferred Stock of any series, the Board of Directors shall attribute, based on the use of proceeds of such issuance of shares of the Preferred Stock or the Junior Preferred Stock in the business of the Georgia-Pacific Group or the Timber Group and any other relevant factors, the shares so issued entirely to the Georgia-Pacific Group or entirely to the Timber Group or partly to the Georgia-Pacific Group and partly to the Timber Group in such proportion as the Board of Directors shall determine.

      (iii) Upon any redemption or repurchase by the Corporation or any subsidiary thereof of shares of the Preferred Stock or the Junior Preferred Stock of any class or series or of other securities or debt obligations of the Corporation, the Board of Directors shall determine, based on the property used to redeem or purchase such shares, other securities or debt obligations, which, if any, of such shares, other securities or debt obligations redeemed or repurchased shall be attributed to the Georgia-Pacific Group and which, if any, of such shares, other securities or debt obligations shall be attributed to the Timber Group and, accordingly, how many of the shares of such series of the Preferred Stock or the Junior Preferred Stock or of such other securities, or how much of such debt obligations, that remain outstanding, if any, are thereafter attributed to the Georgia-Pacific Group or to the Timber Group.

    (b) Certain Determinations Not Required. Notwithstanding the foregoing provisions of this Section E., the provisions of paragraphs F.(g) or (q) or any other provision, at any time when there are not outstanding both (i) one or more shares of Georgia-Pacific Group Stock or Convertible Securities convertible into or exchangeable or exercisable for Georgia-Pacific Group Stock and (ii) one or more shares of Timber Stock or Convertible Securities convertible into or exchangeable or exercisable for Timber Stock, the Corporation need not (A) attribute any of the assets or liabilities of the Corporation or any of its subsidiaries to the Georgia-Pacific Group or the Timber Group or (B) make any determination required in connection therewith, nor shall the Board of Directors be required to make any of the determinations otherwise required by this Article, and in such circumstances the holders of the shares of Georgia-Pacific Group Stock or Timber Stock outstanding, as the case may be, shall (unless otherwise specifically provided by the Articles) be entitled to all the preferences or other relative rights of both classes of the Common Stock without differentiation between the Georgia-Pacific Group Stock and the Timber Stock.

    (c) Board Determinations Binding. Subject to applicable law, any determinations made in good faith by the Board of Directors of the Corporation under any provision of this Section E. or otherwise in furtherance of the application of this Article shall be final and binding on all shareholders.

  F. Certain Definitions. As used in this Article, the following terms shall have the following meanings (with terms defined in the singular having comparable meaning when used in the plural and vice versa), unless the context otherwise requires. As used in this Section F., a "contribution" or "transfer" of assets or properties from one Group to another shall refer to the reattribution of such assets or properties from the contributing or transferring Group to the other Group and correlative phrases shall have correlative meanings.

    (a) "Available Distribution Amount" shall mean, as the context requires, a reference to the Georgia-Pacific Group Available Distribution Amount or the Timber Group Available Distribution Amount.

    (b) "Common Stock" shall mean the collective reference to the Georgia-Pacific Group Stock and the Timber Stock, and either may sometimes be called a class of Common Stock.

    (c) "Conversion Date" shall mean the date fixed by the Board of Directors as the effective date for the conversion of shares of Georgia-Pacific Group Stock or Timber Stock, as the case may be, into shares of Timber Stock or Georgia-Pacific Group Stock, respectively (or another class or series of common stock of the Corporation, as the case may be) as shall be set forth in the notice to holders of shares of the class of Common Stock subject to such conversion and to holders of any Convertible Securities that are convertible into or exchangeable or exercisable for shares of the class of Common Stock subject to such conversion required pursuant to paragraph D.(d)(v).

    (d) "Convertible Securities" shall mean at any time any securities of the Corporation or of any subsidiary thereof (other than shares of the Common Stock), including warrants and options, outstanding at such time that by their terms are convertible into or exchangeable or exercisable for or evidence the right to acquire any shares of either class of the Common Stock, whether convertible, exchangeable or exercisable at such time or a later time or only upon the occurrence of certain events, but in respect of antidilution provisions of such securities only upon the effectiveness thereof.

    (e) "Disposition" shall mean a sale, transfer, assignment or other disposition (whether by merger, consolidation, sale or contribution of assets or stock or otherwise) of properties or assets (including stock, other securities and goodwill).

    (f) "Fair Value" shall mean, (i) in the case of equity securities or debt securities of a class or series that has previously been Publicly Traded for a period of at least 15 months, the Market Value thereof (if such Market Value, as so defined, can be determined); (ii) in the case of an equity security or debt security that has not been Publicly Traded for at least 15 months or the Market Value of which cannot be determined, the fair value per share of stock or per other unit of such security, on a fully distributed basis, as determined by an independent investment banking firm experienced in the valuation of securities selected in good faith by the Board of Directors, or, if no such investment banking firm is, as determined in the good faith judgment of the Board of Directors, available to make such determination, in good faith by the Board of Directors; (iii) in the case of cash denominated in U.S. dollars, the face amount thereof and in the case of cash denominated in other than U.S. dollars, the face amount thereof converted into U.S. dollars at the rate published in The Wall Street Journal on the date for the determination of Fair Value or, if not so published, at such rate as shall be determined in good faith by the Board of Directors based upon such information as the Board of Directors shall in good faith determine to be appropriate in accordance with good business practice; and (iv) in the case of property other than securities or cash, the "Fair Value" thereof shall be determined in good faith by the Board of Directors based upon such appraisals or valuation reports of such independent experts as the Board of Directors shall in good faith determine to be appropriate in accordance with good business practice. Any such determination of Fair Value shall be described in a statement filed with the records of the actions of the Board of Directors.

    (g) "Georgia-Pacific Group" shall mean, as of any date:

      (i) the interest of the Corporation or any of its subsidiaries on such date in all of the assets, liabilities and businesses of the Corporation or any of its subsidiaries (and any successor companies), other than any assets, liabilities and businesses attributed in accordance with this Article to the Timber Group;

      (ii) all properties and assets transferred to the Georgia-Pacific Group from the Timber Group pursuant to transactions in the ordinary course of business of both the Georgia-Pacific Group and the Timber Group or otherwise as the Board of Directors may have directed as permitted by this Article; and

      (iii) the interest of the Corporation or any of its subsidiaries in any business or asset acquired and any liabilities assumed by the Corporation or any of its subsidiaries outside the ordinary course of business and attributed to the Georgia-Pacific Group, as determined by the Board of Directors as contemplated by paragraph E.(a)(i);

  provided that from and after any transfer of any assets or properties from the Georgia-Pacific Group to the Timber Group, the Georgia-Pacific Group shall no longer include such assets or properties so contributed or transferred.

    (h) "Georgia-Pacific Group Available Distribution Amount," on any date, shall mean any amount in excess of the minimum amount necessary for the Georgia-Pacific Group to be able to pay its debts as they become due in the usual course of business.

    (i) "Group" shall mean, as of any date, the Georgia-Pacific Group or the Timber Group, as the case may be.

    (j) "Market Capitalization" of any class or series of common stock on any date shall mean the product of (i) the Market Value of one share of such class or series of capital stock on such date and (ii) the number of shares of such class or series of capital stock outstanding on such date.

    (k) "Market Value" of a share of any class or series of capital stock of the Corporation on any day shall mean the average of the high and low reported sales prices regular way of a share of such class or series on such Trading Day or, in case no such reported sale takes place on such Trading Day, the average of the reported closing bid and asked prices regular way of a share of such class or series on such Trading Day, in either case as reported on the New York Stock Exchange Composite Tape or, if the shares of such class or series are not listed or admitted to trading on such Exchange on such Trading Day, on the principal national securities exchange in the United States on which the shares of such class or series are listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange on such Trading Day, on The Nasdaq National Market or, if the shares of such class or series are not listed or admitted to trading on any national securities exchange or quoted on The Nasdaq National Market on such Trading Day, the average of the closing bid and ask prices of a share of such class or series in the over-the-counter market on such Trading Day as furnished by any New York Stock Exchange member firm selected from time to time by the Corporation or, if such closing bid and asked prices are not made available by any such New York Stock Exchange member firm on such Trading Day, the Fair Value of a share of such class or series as set forth in clause (ii) of the definition of Fair Value; provided that, for purposes of determining the Market Value of a share of any class or series of capital stock for any period, (i) the "Market Value" of a share of capital stock on any day prior to any "ex-dividend" date or any similar date occurring during such period for any dividend or distribution (other than any dividend or distribution contemplated by clause (ii)(B) of this sentence) paid or to be paid with respect to such capital stock shall be reduced by the Fair Value of the per share amount of such dividend or distribution and (ii) the "Market Value" of any share of capital stock on any day prior to (A) the effective date of any subdivision (by stock split or otherwise) or combination (by reverse stock split or otherwise) of outstanding shares of such class or series of capital stock occurring during such period or (B) any "ex-dividend" date or any similar date occurring during such period for any dividend or distribution with respect to such capital stock to be made in shares of such class or series of capital stock or Convertible Securities that are convertible, exchangeable or exercisable for such class or series of capital stock shall be appropriately adjusted, as determined by the Board of Directors, to reflect such subdivision, combination, dividend or distribution.

    (l) "Market Value Ratio of the Converted Stock to the Consideration Stock" as of any date shall mean the fraction (which may be greater or less than 1/1), expressed as a decimal (rounded to the nearest five decimal places), of a share of a class of Common Stock (or another class or series of common stock of the

  Corporation, if so provided by paragraph D.(a) because such class of Common Stock is not then Publicly Traded) to be received by holders of shares of another class of Common Stock upon the conversion of all or a portion of such class of shares into such other class or series of shares (such class of Common Stock or another class or series of common stock to be received, the "Consideration Stock" and such class of Common Stock to be converted, the "Converted Stock") in accordance with paragraph D.(a), based on the ratio of the Market Value of a share of Converted Stock to the Market Value of a share of Consideration Stock as of such date, determined by the fraction the numerator of which shall be the sum of (A) four times the average Market Value of one share of Converted Stock over the period of five consecutive Trading Days ending on such date, (B) three times the average Market Value of one share of Converted Stock over the period of five consecutive Trading Days ending on the fifth Trading Day prior to such date, (C) two times the average Market Value of one share of Converted Stock over the period of five consecutive Trading Days ending on the 10th Trading Day prior to such date and (D) the average Market Value of one share of Converted Stock over the period of five consecutive Trading Days ending on the 15th Trading Day prior to such date, and the denominator of which shall be the sum of (A) four times the average Market Value of one share of Consideration Stock (or such other common stock) over the period of five consecutive Trading Days ending on such date, (B) three times the average Market Value of one share of Consideration Stock (or such other common stock) over the period of five consecutive Trading Days ending on the fifth Trading Day prior to such date, (C) two times the average Market Value of one share of Consideration Stock (or such other common stock) over the period of five consecutive Trading Days ending on the 10th Trading Day prior to such date and (D) the average Market Value of one share of Consideration Stock (or such other common stock) over the period of five consecutive Trading Days ending on the 15th Trading Day prior to such date.

    (m) "Net Proceeds" shall mean, as of any date with respect to any Disposition of any of the properties and assets attributed to the Georgia-Pacific Group or the Timber Group, as the case may be, an amount, if any, equal to what remains of the gross proceeds of such Disposition after payment of, or reasonable provision is made as determined by the Board of Directors for, (A) any taxes payable by the Corporation (or which would have been payable but for the utilization of tax benefits attributable to the other Group) in respect of such Disposition or in respect of any resulting dividend or redemption pursuant to paragraphs D.(a)(i)(1)(A) or
  (B), (B) any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses and (C) any liabilities (contingent or otherwise) of or attributed to such Group, including, without limitation, any liabilities for deferred taxes or any indemnity or guarantee obligations of the Corporation incurred in connection with the Disposition or otherwise, and any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid distributions in respect of the Preferred Stock or the Junior Preferred Stock attributed to such Group. For purposes of this definition, any properties and assets attributed to the Group, the properties and assets of which are subject to such Disposition, remaining after such Disposition shall constitute "reasonable provision" for such amount of taxes, costs and liabilities (contingent or otherwise) as the Board of Directors determines can be expected to be supported by such properties and assets.

    (n) "Publicly Traded" with respect to any security shall mean that such security is (i) registered under Section 12 of the Securities Exchange Act of 1934, as amended (or any successor provision of law), and (ii) listed for trading on the New York Stock Exchange or the American Stock Exchange (or any national securities exchange registered under Section 7 of the Securities Exchange Act of 1934, as amended (or any successor provision of law), that is the successor to either such exchange) or listed on The Nasdaq Stock Market (or any successor market system).

    (o) "Redemption Date" shall mean the date fixed by the Board of Directors as the effective date for a redemption of shares of either class of the Common Stock, as set forth in a notice to holders thereof required pursuant to paragraphs D.(d)(iii), (iv) or (vi).

    (p) "Related Business Transaction" means any Disposition of all or substantially all the properties and assets attributed to the Georgia-Pacific Group or the Timber Group, as the case may be, in a transaction or series of related transactions that result in the Corporation receiving in consideration of such properties and assets primarily equity securities (including, without limitation, capital stock, debt securities convertible into or exchangeable for equity securities or interests in a general or limited partnership or limited liability company, without regard to the voting power or other management or governance rights associated therewith) of any entity which (i) acquires such properties or assets or succeeds (by merger, formation of a joint venture or otherwise) to the business conducted with such properties or assets or controls such acquiror or successor and (ii) is primarily engaged or proposes to engage primarily in one or more businesses similar or complementary to the businesses conducted by such Group prior to such Disposition, as determined by the Board of Directors.

    (q) "Timber Group" shall mean, as of any date:

      (i) all assets and liabilities of the Corporation and its subsidiaries attributed by the Board of Directors to the Timber Group, whether or not such assets or liabilities are or were also assets and liabilities of any of the Timber Group Companies;

      (ii) all properties and assets transferred to the Timber Group from the Georgia-Pacific Group pursuant to transactions in the ordinary course of business of the Georgia-Pacific Group and the Timber Group or otherwise as the Board of Directors may have directed as permitted by this Article; and

      (iii) the interest of the Corporation or any of its subsidiaries in any business or asset acquired and any liabilities assumed by the Corporation or any of its subsidiaries outside of the ordinary course of business and attributed to the Timber Group, as determined by the Board of Directors as contemplated by paragraph E.(a)(i);

  provided that from and after any transfer of any assets or properties from the Timber Group to the Georgia-Pacific Group, the Timber Group shall no longer include such assets or properties so contributed or transferred.

    (r) "Timber Group Available Distribution Amount," on any date, shall mean any amount in excess of the minimum amount necessary for the Timber Group to be able to pay its debts as they become due in the usual course of business.

    (s) "Trading Day" shall mean each weekday other than any day on which the relevant class of common stock of the Corporation is not traded on any national securities exchange or quoted on The Nasdaq National Market or in the over-the-counter market.

  G. Inconsistencies. In the event of an inconsistency between the provisions of this Article V and the provisions of Article IV relating to the Junior Preferred Stock, the provisions of Article IV shall control.

                                  ARTICLE VI.

  A. Notwithstanding any provision of the Bylaws of the Corporation (and notwithstanding that some lesser percentage may be permissible in law), the following provisions of the Bylaws of the Corporation, as in effect on March 3, 1984, shall not be amended, modified or repealed by the shareholders of the Corporation, nor shall any provision of the Bylaws of the Corporation inconsistent with such provisions be adopted by the shareholders of the Corporation, except pursuant to the affirmative vote of at least seventy-five percent (75%) of the voting power of the outstanding capital stock of the Corporation entitled to vote generally in the election of directors, voting as a class: Article I, Section 2; Article II, Section 1(A); Article II, Section 1(D); Article II, Section 8; and Article II, Section 9.

  B. Notwithstanding that some lesser percentage may be permissible in law, no provision of Article IV of these Articles of Incorporation regarding Junior Preferred Stock of the Corporation and no provision of this Article VI shall be amended, modified or repealed by the shareholders of the Corporation, nor shall any provision of these Articles of Incorporation inconsistent with any such provision be adopted by the shareholders of the Corporation, except pursuant to the affirmative vote of at least seventy-five percent (75%) of the voting power of the outstanding capital stock of the Corporation entitled to vote generally in the election of directors, voting as a class.

                               ARTICLE VII.

  A. A director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director, except for liability (i) for any appropriation, in violation of his or her duties, of any business opportunity of the Corporation, (ii) for acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) of the types set forth in
Section 14-2-832 of the Georgia Business Corporation Code, or (iv) for any transaction from which the director received an improper personal benefit.

  B. Any repeal or modification of the provisions of this Article VII by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director of the Corporation with respect to any act or omission occurring prior to the effective date of such repeal or modification.

  C. If the Georgia Business Corporation Code is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Georgia Business Corporation Code.

  D. In the event that any of the provisions of this Article VII (including any provision within a single sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions are severable and shall remain enforceable to the fullest extent permitted by law.

                              ARTICLE VIII.

  In discharging the duties of their respective positions and in determining what is believed to be in the best interests of the Corporation, the Board of Directors, committees of the Board of Directors and individual directors, in addition to considering the effects of any action on the Corporation and its shareholders, may consider the interests of the employees, customers, suppliers and creditors of the Corporation and its subsidiaries, the communities in which offices or other establishments of the Corporation and its subsidiaries are located, and all other factors such directors consider pertinent; provided, however that no constituency shall be deemed to have been given any right to consideration hereby.

  IN WITNESS WHEREOF, GEORGIA-PACIFIC CORPORATION has caused these Restated Articles of Incorporation to be executed and its corporate seal to be affixed and has caused its seal and the execution hereof to be attested, all by its duly authorized officers, this 16th day of December, 1997.

                                          GEORGIA-PACIFIC CORPORATION


                                          By: _________________________________
                                            James F. Kelley

                                            Senior Vice President-Law and
                                            General Counsel

[CORPORATE SEAL]

Attest:


_____________________________________
Kenneth F. Khoury

Vice President and Secretary

                                                                       ANNEX II

                               ILLUSTRATIONS OF
                             CERTAIN PROVISIONS OF
                             THE RESTATED ARTICLES

PER SHARE VOTING RIGHTS OF TIMBER STOCK

  The following illustration demonstrates the calculation of the number of votes to which each outstanding share of Timber Stock would be entitled on all matters as to which holders of Georgia-Pacific Group Stock and Timber Stock (and any Preferred Stock or Junior Preferred Stock outstanding and entitled to vote together with holders of Common Stock) vote. At all times the Georgia-Pacific Group Stock would be entitled to one vote per share. Capitalized terms not defined herein have the meaning set forth in the Restated Articles set forth in Annex I.

  Each outstanding share of Timber Stock will have a number of votes (including a fraction of one vote) equal to the quotient (rounded to the nearest three decimal places) of:

  (i) the sum of (A) four times the average Market Value of the Timber Stock over the five-Trading Day period ending on the 10th Trading Day prior to the record date for determining the holders of Common Stock entitled to vote, (B) three times the average Market Value of the Timber Stock over the next preceding five-Trading Day period, (C) two times the average Market Value of the Timber Stock over the next preceding five-Trading Day period and (D) the average Market Value of the Timber Stock over the next preceding five-Trading Day period, divided by

  (ii) the sum of (A) four times the average Market Value of the Georgia-Pacific Group Stock over the five-Trading Day period ending on such 10th Trading Day, (B) three times the average Market Value of the Georgia-Pacific Group Stock over the next preceding five-Trading Day period, (C) two times the average Market Value of the Georgia-Pacific Group Stock over the next preceding five-Trading Day period and (D) the average Market Value of the Georgia-Pacific Group Stock over the next preceding five-Trading Day period.

  To illustrate the foregoing, if the average Market Value of the Timber Stock for the periods specified in clause (i) above were $40, $42, $41 and $38, respectively, and the average Market Value of the Georgia-Pacific Group Stock for the periods specified in clause (ii) above were $60, $61, $60 and $59, respectively, each share of Georgia-Pacific Group Stock would have one vote and each share of Timber Stock would have 0.674 votes based on the following calculation:

                        (4X$40)+(3X$42)+(2X$41)+(1X$38)
                        (4X$60)+(3X$61)+(2X$60)+(1X$59) = 0.674 votes

  Based on such number of votes, on any proposal where holders of Georgia-Pacific Group Stock and Timber Stock vote together as a single voting group (with no holders of classes of Preferred Stock or Junior Preferred Stock, if any, entitled to vote together with the holders of Common Stock) and assuming 100 million shares each of Georgia-Pacific Group Stock and of Timber Stock were outstanding, the shares of Georgia-Pacific Group Stock and Timber Stock would represent approximately 59.7% and 40.3%, respectively, of the total voting power.

CONVERSION OF COMMON STOCK AT THE OPTION OF THE COMPANY

  The following illustration demonstrates the calculation of the number of shares issuable upon conversion of one class of Common Stock into shares of the other class of Common Stock at the option of the Company.

  At any time, the Board may convert each outstanding share of the Common Stock relating to one Group into a number of shares of the Common Stock relating to the other Group equal to 115% of the Market Value

Ratio of the class of Common Stock to be converted to the Market Value Ratio of the other class of Common Stock, calculated as of the fifth Trading Day prior to the date notice of such conversion is mailed. The Market Value Ratio of the Timber Stock to the Georgia-Pacific Group Stock, as of any date, would be equal to the quotient (rounded to the nearest five decimal places) of

  (i) the sum of (A) four times the average Market Value of one share of Timber Stock over the period of five consecutive Trading Days ending on such date, (B) three times the average Market Value of one share of Timber Stock over the period of five consecutive Trading Days ending on the fifth Trading Day prior to such date, (C) two times the average Market Value of one share of Timber Stock over the period of five consecutive Trading Days ending on the tenth Trading Day prior to such date and (D) the average Market Value of one share of Timber Stock over the period of five consecutive Trading Days ending on the fifteenth Trading Day prior to such date, divided by

  (ii) the sum of (A) four times the average Market Value of one share of Georgia-Pacific Group Stock over the period of five consecutive Trading Days ending on the fifth Trading Day prior to such date, (B) three times the average Market Value of one share of Georgia-Pacific Group Stock over the period of five consecutive Trading Days ending on the fifth Trading Day prior to such date, (C) two times the average Market Value of one share of Georgia-Pacific Group Stock over the period of five consecutive Trading Days ending on the tenth Trading Day prior to such date and (D) the average Market Value of one share of Georgia-Pacific Group Stock over the period of five consecutive Trading Days ending on the fifteenth Trading Day prior to such date.

  To illustrate the foregoing, if (x) 100 million shares each of Timber Stock and Georgia-Pacific Group Stock were outstanding immediately prior to a conversion at the option of the Company, (y) the average Market Value of one share of the Timber Stock for the periods specified in clause (i) above were $40, $42, $41 and $38, respectively and (z) the average Market Value of one share of Georgia-Pacific Group Stock for the periods specified in clause (ii) above were $60, $61, $60 and $59, respectively, then each share of Timber Stock could be converted into 0.77557 shares of Georgia-Pacific Group Stock based on the following calculations:

              1.15x    (4X$40)+(3X$42)+(2X$41)+(1X$38) = .77557 shares
                       -------------------------------
                       (4X$60)+(3X$61)+(2X$60)+(1X$59)

  Immediately following any such conversion, the total number of shares of Georgia-Pacific Group Stock issued and outstanding would be 177,557,000 shares.

MANDATORY DIVIDEND, REDEMPTION OR CONVERSION UPON A DISPOSITION; OPTIONAL CONVERSION OF COMMON STOCK WITHIN ONE YEAR FOLLOWING A DISPOSITION

  The following illustrations demonstrate the operation of the provisions requiring a mandatory dividend, redemption or conversion upon a Disposition of all or substantially all of the properties and assets of the Georgia-Pacific Group or the Timber Group and the possible conversion thereafter of Common Stock.

  MANDATORY DIVIDEND, REDEMPTION OR CONVERSION UPON DISPOSITION. Upon a Disposition of all or substantially all of the property and assets of the Georgia-Pacific Group or the Timber Group (excluding certain specified transactions), the Company must consummate one of the following three transactions on or prior to the 85th Trading Day following the consummation of such Disposition:

  (i) pay a dividend to the holders of outstanding shares of the class of Common Stock relating to the Group subject to such Disposition having a Fair Value as of the date of such Disposition equal in the aggregate to the Fair Value of the Net Proceeds of such Disposition as of such date; or

  (ii) (A) if such Disposition involves all (not merely substantially all) of the properties and assets of such Group, redeem all outstanding shares of such class of Common Stock for consideration having a Fair Value as of the date of such Disposition in the aggregate equal to the Fair Value of the Net Proceeds of such Disposition as of such date; or

  (B) if such Disposition involves substantially all (but not all) of the properties and assets of such Group, redeem such number of whole shares of such class of Common Stock as have in the aggregate an average Market Value, during the 10-Trading Day period beginning on the 16th Trading Day immediately following the date of such consummation (the "Valuation Period") closest to the Fair Value of the Net Proceeds of such Disposition as of such date for consideration in the aggregate equal to such Fair Value of such Net Proceeds as of such date; or

  (iii) convert each outstanding share of the class of Common Stock relating to such Group into a number of shares of the Common Stock relating to the other Group equal to 110% of the ratio (rounded to the nearest five decimal places) of the average Market Value of one share of Common Stock relating to such Group to the average Market Value of one share of Common Stock relating to the other Group during the Valuation Period.

  To illustrate the foregoing, if (i) 100 million shares each of Georgia-Pacific Group Stock and Timber Stock were outstanding, (ii) the Net Proceeds of the Disposition of substantially all of the assets of the Timber Group have a Fair Value as of the date of consummation of such Disposition equal to $2 billion, (iii) the average Market Value of the Timber Stock during the Valuation Period is $30 per share, and (iv) the average Market Value of the Georgia-Pacific Group Stock during the Valuation Period is $60 per share, then the Company could:

  (A) pay a dividend to the holders of shares of Timber Stock equal to:

    Fair Value of Net Proceeds   =  $2 billion          =  $20 per share; or
    ----------------------------    ------------------
    Number of Outstanding Shares    100 million shares
       of Timber Stock

  (B) redeem for $30 per share a number of shares of Timber Stock equal to:

    Fair Value of Net Proceeds         = $2 billion     = 66,666,666 shares; or
    ---------------------------------    -------------
    Average Per Share Market Value of    $30 per share
    Timber Stock During Valuation
    Period

  (C) convert each outstanding share of Timber Stock into a number of shares of Georgia-Pacific Group Stock equal to:

         Average Market Value of Timber
  1.10 X Stock During Valuation Period         = 1.10 X $30 per share = 0.55 shares
         -------------------------------------          -------------
         Average Market Value of Manufacturing          $60 per share
         Stock During Valuation Period

As a result of the conversion, the 100 million shares of Timber Stock would be converted into 55 million shares of Georgia-Pacific Group Stock and 155 million shares of Georgia-Pacific Group Stock would be outstanding.

  CONVERSION WITHIN ONE YEAR FOLLOWING A DISPOSITION. The Board may, within one year after a dividend or redemption described above following a Disposition, convert each outstanding share of the Common Stock relating to the Group subject to such Disposition into a number of shares of the class of Common Stock relating to the other Group equal to 110% of the Market Value Ratio of the class of Common Stock to be converted to the Market Value Ratio of the other class of Common Stock relating to the other Group, as of the fifth Trading Day prior to the date notice of such conversion is mailed.

  Assume that the Company elected to pay the dividend on Timber Stock illustrated in (A) above and elects to convert the shares of Timber Stock outstanding after such dividend within the one-year required period. To illustrate such conversion, if (x) 100 million shares each of Georgia-Pacific Group Stock and Timber Stock were outstanding, (y) the average Market Value of the Timber Stock for the periods specified in clause (i) above were

$10, $10, $10 and $10, respectively and (z) the average Market Value of the Georgia-Pacific Group Stock for the periods specified in clause (ii) above were $60, $61, $60 and $59, then each share of Timber Stock could be converted into 0.18272 shares of Georgia-Pacific Group Stock based on the following calculation:

              1.10 X (4X$10)+(3X$10)+(2X$10)+(1X$10) = 0.18272 shares
                     -------------------------------
                     (4X$60)+(3X$61)+(2X$60)+(1X$59)

Immediately following any such conversion, the total number of shares of Georgia-Pacific Group Stock outstanding would be 118,272,000 shares.

LIQUIDATION RIGHTS OF TIMBER STOCK

  The following illustration demonstrates the calculation of the number of liquidation units to which each outstanding share of Timber Stock would be entitled upon the liquidation, dissolution or winding up of the Company. At all times the Georgia-Pacific Group Stock would be entitled to one Liquidation Unit per share, subject to certain adjustments.

  Each outstanding share of Timber Stock will have a number of Liquidation Units (including a fraction of one Liquidation Unit) equal to the quotient (rounded to the nearest three decimal places) of:

  (i) the sum of (A) four times the average Market Value of the Timber Stock over the five-Trading Day period ending on the 40th Trading Day immediately succeeding the Effective Date, (B) three times the average Market Value of the Timber Stock over the next preceding five-Trading Day period, (C) two times the average Market Value of the Timber Stock over the next preceding five-Trading Day period and (D) the average Market Value of the Timber Stock over the next preceding five-Trading Day period, divided by

  (ii) the sum of (A) four times the average Market Value of the Georgia-Pacific Group Stock over the five-Trading Day period ending on such 40th Trading Day, (B) three times the average Market Value of the Georgia-Pacific Group Stock over the next preceding five-Trading Day period, (C) two times the average Market Value of the Georgia-Pacific Group Stock over the next preceding five-Trading Day period and (D) the average Market Value of the Georgia-Pacific Group Stock over the next preceding five-Trading Day period.

  To illustrate the foregoing, if the average Market Value of the Timber Stock for the periods specified in clause (i) above were $40, $42, $41 and $38, respectively, and the average Market Value of the Georgia-Pacific Group Stock for the periods specified in clause (ii) above were $60, $61, $60 and $59, respectively, then each share of Georgia-Pacific Group Stock would have one Liquidation Unit and each share of Timber Stock would have 0.674 of a Liquidation Unit, subject to certain adjustments, based on the following calculation:

                        (4X$40)+(3X$42)+(2X$41)+(1X$38)
                        ------------------------------
                        (4X$60)+(3X$61)+(2X$60)+(1X$59) = 0.674 Liquidation
                                                        Units

  After the number of Liquidation Units to which each share of Timber Stock is entitled has been calculated in accordance with this formula, such number will not otherwise be changed without the approval of the shareholders of each Group.

                                                                       ANNEX III

                          GEORGIA-PACIFIC CORPORATION

                                                                           PAGE
                                                                          ------
Management's Discussion and Analysis..................................... III-2
Consolidated Financial Statements........................................ III-10


                                     III-1

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

                        SELECTED INDUSTRY SEGMENT DATA
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                     NINE MONTHS
                                        ENDED
                                    SEPTEMBER 30,   YEAR ENDED DECEMBER 31,
                                    --------------  -------------------------
                                     1997    1996    1996     1995     1994
                                    ------  ------  -------  -------  -------
NET SALES
Building products.................. $5,670  $5,507  $ 7,365  $ 7,301  $ 7,561
Pulp and paper.....................  4,136   4,288    5,609    6,962    5,138
Other..............................     38      33       50       50       39
                                    ------  ------  -------  -------  -------
Total net sales.................... $9,844  $9,828  $13,024  $14,313  $12,738
                                    ======  ======  =======  =======  =======
OPERATING PROFITS
Building products.................. $  713  $  448  $   516  $   669  $ 1,013
Pulp and paper.....................    125     311      390    1,611      204
Other..............................     10       9        8       10       10
                                    ------  ------  -------  -------  -------
Total Operating Profits............    848     768      914    2,290    1,227
General corporate..................   (139)   (132)    (159)    (161)    (169)
Interest expense...................   (355)   (346)    (459)    (432)    (486)
Provision for income taxes.........   (151)   (131)    (135)    (679)    (246)
                                    ------  ------  -------  -------  -------
Income before extraordinary item...    203     159      161    1,018      326
Extraordinary item.................    --       (5)      (5)     --       (11)
Accounting change..................    --      --       --       --        (5)
                                    ------  ------  -------  -------  -------
Net income......................... $  203  $  154  $   156  $ 1,018  $   310
                                    ======  ======  =======  =======  =======
PER SHARE:
Income before extraordinary item
 and accounting change............. $ 2.23  $ 1.75  $  1.78  $ 11.29  $  3.66
Extraordinary item, net of taxes...    --    (0.05)   (0.06)     --     (0.12)
Cumulative effect of accounting
 change, net of taxes..............    --      --       --       --     (0.06)
                                    ------  ------  -------  -------  -------
Net income......................... $ 2.23  $ 1.70  $  1.72  $ 11.29  $  3.48
                                    ======  ======  =======  =======  =======

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 1996

  The Company reported consolidated net sales of $9.8 billion and net income of $203 million ($2.23 per share) for the nine months ended September 30, 1997, compared with net sales of $9.8 billion and net income of $154 million ($1.70 per share) for the nine months ended September 30, 1996. The 1997 results include a first quarter pretax gain of $128 million (88 cents per share after-tax) from the sale of the Company's Martell, California assets. The 1996 results include other pretax income of $4 million (3 cents per share after-tax), resulting from a net pretax charge of $37 million primarily related to the voluntary early retirement program discussed below and a pretax gain of $41 million from the sale of two gypsum wallboard facilities. An extraordinary, after-tax loss of $5 million (5 cents per share) was recorded in the 1996 second quarter for the early retirement of debt.

  In 1996, the Company set a goal of improving its annual pretax earnings by approximately $400 million through a three-year effort to reduce overhead costs and improve efficiencies throughout the Company. The Company expects to achieve about half of this cost reduction by eliminating work and the related salaried positions. As part of this effort, the Company implemented a voluntary early retirement program in 1996. The Company also expects to realize significant efficiencies and cost savings from cost reduction efforts at its manufacturing facilities and from substantial investments it is making to restructure its building products distribution division and install new information systems.

                                     III-2

  Selling, general and administrative expense ("SG&A") was $862 million for the nine months ended September 30, 1997, compared with $1,048 million for the same period in 1996. The cost reduction is largely a result of the voluntary early retirement program initiated in 1996 and overhead reduction plans implemented in 1997. The Company expects full-year 1997 SG&A to be more than $200 million lower than in 1996.

  The Company reported income before income taxes of $354 million and an income tax provision of $151 million for the nine months ended September 30, 1997, compared with pretax income of $290 million and an income tax provision of $131 million for the first nine months of 1996. The effective tax rate used to calculate the provision for income taxes for both years was higher than the statutory rates used to calculate federal and state income taxes primarily because of nondeductible goodwill amortization expense associated with past business acquisitions.

  The remaining discussion refers to the "Selected Industry Segment Data" table above.

BUILDING PRODUCTS

  The Company's building products segment reported net sales of $5.7 billion and operating profits of $713 million for the nine months ended September 30, 1997, compared with net sales of $5.5 billion and operating profits of $448 million for the same period in 1996. The 1996 nine months' results included a $17 million expense for the voluntary early retirement program referred to above and a $41 million pretax gain on the sale of two gypsum wallboard production facilities. Return on sales increased to 12.6% in the first nine months of 1997 from 8.1% in the first nine months of 1996. A 15% increase in lumber prices, combined with a 12% increase in gypsum prices, more than offset approximately 32% lower prices for oriented strand board and an increase in log costs.

  Operating losses for the Company's building products distribution division were $55 million for the first nine months of 1997, compared with losses of $25 million for the same period in 1996 before restructuring charges of $68 million. Operating losses were worse for the first nine months of 1997 compared to the first nine months of 1996 primarily as a result of an approximate $33 million deterioration in margins. Sales volumes were down in the first nine months of 1997 compared with the same period in 1996. The Company is currently projecting an operating loss for this division for 1997, as this business continues to experience problems stemming from a restructuring of administrative and logistical processes that is impeding its ability to return to profitability. Management is aggressively addressing these problems, but cannot predict when the division will return to profitability. Capital expenditures for the acquisition and construction of new distribution facilities are expected to total approximately $400 million, excluding proceeds from asset sales. Approximately $385 million of that amount had been invested since the inception of the restructuring program through September 30, 1997.

  Lumber prices began to decrease towards the end of the third quarter of 1997, and the Company anticipates sharply lower lumber prices and somewhat lower plywood and oriented strandboard prices in the fourth quarter. In addition, the operating loss of the Distribution Division is expected to increase significantly in the fourth quarter of 1997 compared to earlier quarters. These factors will adversely affect fourth quarter 1997 operating profits of the building products segment, compared to the third quarter of 1997.

  Selected financial and operating data for the building products distribution business are shown in the table below.

                      SELECTED DISTRIBUTION DIVISION DATA
                                 (IN MILLIONS)

                                       NINE MONTHS       YEAR ENDED DECEMBER
                                   ENDED SEPTEMBER 30,           31,
                                   --------------------  ----------------------
                                     1997       1996      1996    1995    1994
                                   ---------  ---------  ------  ------  ------
Sales............................. $   3,189  $   3,298  $4,407  $4,673  $4,909
Operating (loss) profit...........       (55)       (93)   (207)    (60)     91
Capital expenditures..............        33        207     224     132      35
Depreciation......................        35         34      45      23      18

                                     III-3

PULP AND PAPER

  The Company's pulp and paper segment reported net sales of $4.1 billion and operating profits of $125 million for the nine-month period ended September 30, 1997, compared with net sales of $4.3 billion and operating profits of $311 million for the nine-month period ended September 30, 1996. The 1996 nine months' results included a $20 million expense for the voluntary early retirement program referred to above. Return on sales decreased to 3% for the first nine months of 1997 compared with 7.3% for the same period in 1996, primarily as a result of substantially lower year-to-date average prices for containerboard and communication papers. Compared with the first nine months of 1996, year-to-date average prices were approximately 25% lower for containerboard and approximately 10% lower for communication papers. Year-to-date average prices for the other major paper grades were approximately the same as the comparable amounts for 1996.

  Prices for market pulp and communication paper increased in the second and third quarters of 1997, but are expected to be flat in the fourth quarter. The Company anticipates modest increases in containerboard and packaging prices in the fourth quarter compared to earlier quarters of 1997. The fourth quarter will also be impacted due to scheduled maintenance shutdowns at certain facilities. Overall operating profits of the pulp and paper segment in the fourth quarter of 1997 are expected to be slightly below those of the third quarter.

1996 COMPARED WITH 1995

  The Company reported consolidated net sales of $13 billion and net income of $156 million ($1.72 per share) in 1996, compared with net sales of $14.3 billion and net income of $1,018 million ($11.29 per share) in 1995. The 1996 results include net unusual pretax expenses of $117 million (79 cents per share after tax). The unusual items include charges of $39 million primarily related to the voluntary early retirement program referred to above, a pretax gain of $39 million from the sale of two gypsum wallboard facilities and $117 million of expenses resulting from a project to change and improve certain processes in the Company's building products distribution division. Net income in 1996 also includes an extraordinary, after-tax loss of $5 million (6 cents per share) for the early retirement of debt.

  Costs associated with the three-year program to reduce overhead costs and improve efficiencies throughout the Company (discussed under "Nine Months Ended September 30, 1997 Compared With Nine Months Ended September 30, 1996," above) were $39 million in 1996. This amount includes the cost of the voluntary early retirement program and severance expenses from the elimination of certain salaried positions. This net $39 million expense included expenses of $74 million in the first six months of 1996 primarily related to the accrual of additional retirement benefits, less income of $35 million in the second half of 1996 primarily resulting from a gain recognized upon the settlement of pension obligations to early retirees.

  The Company reported income before income taxes of $296 million and a tax provision of $135 million for the year ended December 31, 1996, compared with pretax income of $1,697 million and an income tax provision of $679 million for the year ended December 31, 1995. The effective tax rate used to calculate the provision for income taxes for both years was higher than the statutory rates used to calculate federal and state income taxes primarily because of nondeductible goodwill amortization expense associated with past business acquisitions.

  The remaining discussion refers to the "Selected Industry Segment Data" table above.

BUILDING PRODUCTS

  The Company's building products segment reported net sales of $7.4 billion and operating profits of $516 million for 1996, compared with net sales of $7.3 billion and operating profits of $669 million in 1995. The 1996 results include net unusual expenses of $97 million. The unusual items include charges of $19 million primarily related to the above-mentioned voluntary early retirement program, an unusual gain of $39 million from the sale of two gypsum wallboard facilities and $117 million of expenses in the building products distribution division, discussed below. Return on sales decreased to 7.0% in 1996 from 9.2% in 1995. Excluding unusual items, return on sales decreased to 8.3% in 1996 from 10.1% in 1995. A 9% increase in lumber prices combined with a 4% decrease in log costs, and increased gypsum volumes, were more than offset by approximately 16% lower prices for structural panels.

                                     III-4

  Operating losses for the Company's building products distribution division increased by $147 million from 1995. Lower operating margins accounted for most of the decline, while costs associated with the restructuring of the division (discussed above) increased to $117 million in 1996 compared with $70 million in 1995.

  Selected financial and operating data are shown in the "Selected Distribution Division Data" table above.

PULP AND PAPER

  The Company's pulp and paper segment reported net sales of $5.6 billion and operating profits of $390 million for 1996, compared with net sales of $7.0 billion and operating profits of $1,611 million in 1995. The 1996 results include unusual expenses of $20 million primarily related to the voluntary early retirement program. Return on sales decreased to 7% in 1996 (7.3% excluding unusual expenses) compared with 23.1% a year ago, primarily as a result of substantially lower prices for most of the Company's pulp and paper products. Compared with 1995, prices were 45% lower for market pulp, 33% lower for containerboard and 24% lower for communication papers. Tissue prices improved approximately 6%.

1995 COMPARED WITH 1994

  The Company reported consolidated net sales of $14.3 billion in 1995 compared with $12.7 billion in 1994. Net income in 1995 was $1,018 million, a significant increase from $310 million in 1994 which included a $33 million (37 cents per share) net after-tax gain primarily from asset sales, an $11 million (12 cents per share) after-tax extraordinary loss from the early retirement of debt and a $5 million (6 cents per share) one-time after-tax charge for an accounting change.

  The Company's interest expense was $432 million in 1995 compared with $486 million in 1994. The 11.1% decrease in expense was primarily attributable to an increase in capitalized interest in 1995 compared with 1994. In addition, debt levels were lower in 1995 compared with 1994 and $450 million in interest rate exchange agreements, which had effectively fixed the rates on a portion of the Company's variable rate debt at levels above current interest rates, expired in 1995.

  The Company reported income before income taxes of $1,697 million and a tax provision of $679 million for the year ended December 31, 1995 compared with pretax income before extraordinary item and accounting change of $572 million and an income tax provision of $246 million for the year ended December 31, 1994. The effective tax rate used to calculate the provision for income taxes for both years was higher than the statutory rates used to calculate federal and state income taxes primarily because of nondeductible goodwill amortization expense associated with past business acquisitions.

  The remaining discussion refers to the "Selected Industry Segment Data" table above.

BUILDING PRODUCTS

  The Company's building products segment reported net sales of $7.3 billion and operating profits of $669 million in 1995. Net sales and operating profits in 1994 were $7.6 billion and $1,013 million, respectively. Return on sales decreased to 9.2% in 1995 from 13.4% in 1994. Average lumber prices in 1995 were approximately 13% below 1994 averages which, combined with higher wood costs, resulted in a significant decline in profit margins for this business. Although average structural panels prices were slightly higher than 1994 average prices, margins for this business were also lower as a result of higher wood costs.

  Several factors impacted the building products business, including an overall slowdown in the economy, a decline in housing starts and an increase in the availability of lower-priced Canadian lumber. In addition, demand for building products was weaker in 1995 as evidenced by a decline in shipments for the Company's structural panels and lumber businesses, both during the second half of 1995 and for fiscal year 1995 compared with 1994.

  Finally, profits for the Company's distribution business were lower than 1994, primarily because of costs associated with initiatives to change and improve certain administrative and logistical processes in this business. The Company incurred expenses of approximately $70 million for these improvements during 1995. These expenses accounted for much of the increase in selling, general and administrative expenses in 1995 compared with 1994.

                                     III-5

  In 1994, the Company recognized a net pretax gain of approximately $57 million (37 cents per share after taxes) primarily from the sale of five roofing plants and its envelope manufacturing business.

PULP AND PAPER

  The Company's pulp and paper segment reported an increase in net sales to $7 billion in 1995 from $5.1 billion in 1994. Operating profits also increased to $1.6 billion in 1995 compared with $204 million in 1994. Return on sales in 1995 was 23.1%, up significantly from 4% in 1994, primarily as a result of much higher prices for most of the Company's pulp and paper products. Average pulp prices in 1995 were approximately 70% higher than 1994 averages; average containerboard prices were approximately 45% higher than 1994 levels; and average communication papers prices were approximately 50% higher than 1994 averages.

  The Company experienced a significant decline towards the end of 1995 in both demand and prices for many of its pulp and paper products. Although year-to-year comparisons showed higher average prices in 1995, prices for containerboard finished 1995 at their lowest level for the year. In addition, prices for market pulp and communication papers began to fall during the 1995 fourth quarter. Shipment volume also declined for these products during the second half of 1995.

  Inventory volume grew in 1995 by approximately 65%, primarily in the areas of market pulp, containerboard and communication papers. The Company reduced production by 200,000 tons by taking downtime at its mills in the fourth quarter of 1995.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

  The Company generated cash from operations of $1,213 million during 1996. The Company's cash provided by operations in 1995 was $1,474 million, after using $350 million to reduce the accounts receivable sale program. The Company repurchased the receivables to reduce the cost of the program, which was higher than the cost of financing from alternative sources. Cash provided by operations for the full year ended 1996 compared with 1995 was significantly lower, primarily as a result of lower prices for the Company's pulp and paper products. Cash provided by operations was $780 million in the first nine months of 1997, compared with $1,034 million in the first nine months of 1996, primarily due to higher working capital levels.

INVESTING ACTIVITIES

  Property, plant, and equipment investments during 1996 were $1.1 billion, which included $452 million in the pulp and paper segment, $492 million in the building products segment and $115 million of general corporate investments (primarily information systems). Investments in 1995 totaled $1.3 billion. Property, plant, and equipment investments for the nine months ended September 30, 1997, were $426 million compared with $871 million in the first nine months of 1996. Expenditures through September 30, 1997 included $256 million in the pulp and paper segment, $125 million in the building products segment, and $45 million of other and general corporate. The Company expects to invest approximately $750 million in 1997 without considering the cost of any acquisitions.

  During the first nine months of 1997, the Company received $356 million of proceeds from asset sales. This amount included $308 million of proceeds from the sale of the Company's sale of its Martell, California, assets on March 31, 1997. The Martell assets included 127,000 acres of timberlands, a sawmill, and a particleboard plant.

  In the second quarter of 1996, the Georgia-Pacific Group purchased for $363 million the United States and Canadian gypsum operations of Domtar Inc., consisting of 14 plants. As part of its agreement with the United States Department of Justice permitting the Domtar acquisition, during the third quarter of 1996 the Georgia-Pacific Group sold its gypsum wallboard plants at Buchanan, New York, and Wilmington, Delaware, for approximately $60 million.

                                     III-6

  During 1996, the Company invested $130 million for pollution control and abatement. The Company's 1997 capital expenditure budget currently includes approximately $80 million for environmental-related projects. Certain other capital projects that are being undertaken for the primary reasons of improving financial returns or safety will also include expenditures for pollution control.

  The United States Environmental Protection Agency ("EPA") has announced that it will promulgate a set of technical provisions known as the "Cluster Rule" that will establish new requirements for air emissions and wastewater discharges from pulp and paper mills. The Company estimates that capital expenditures of approximately $550 million will be made over the next eight years in order to comply with the Cluster Rule's requirements. Of that total, about $300 million will be needed within three years of the Cluster Rule's effective date, which is expected to be in the first quarter of 1998. One of the main components of the Cluster Rule is that pulp and paper mills use only elemental chlorine free ("ECF") technology, which will require the complete substitution of chlorine dioxide for elemental chlorine in the pulp bleaching process. Approximately $165 million of the amounts required to be spent in the next three years will go toward ECF conversion at mills located in Ashdown, Arkansas; Crossett, Arkansas; Bellingham, Washington; Palatka, Florida; and Woodland, Maine. The bulk of the remaining $135 million to be spent within the next three years is for additional air emissions controls at the Company's pulp and paper facilities.

FINANCING ACTIVITIES

  At September 30, 1997, and December 31, 1996, the Company's total debt was $5.4 billion and $5.6 billion, respectively. The amounts of the Company's debt and accounts receivable on the balance sheets at both December 31, 1996, and December 31, 1995, does not include $350 million of proceeds from the accounts receivable sale program. That amount, although not reflected on the balance sheet, was considered part of the Company's total debt at December 31, 1996 and December 31, 1995, under the assumption that at the end of the program the proceeds will be replaced by debt. In the 1997 first quarter, the Company adopted SFAS 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." As a result, the accounts receivable sale program is accounted for as a secured borrowing effective January 1, 1997. The $280 million of receivables outstanding under the program and the corresponding debt are included as current receivables and short-term debt, respectively, on the Company's balance sheet at September 30, 1997. The fees associated with the program are included in interest expense for all periods.

  In conjunction with the sale of the Company's Martell, California, operations, in March 1997, the Company received notes receivable from the purchaser in the amount of $270 million. These notes are included in "Other assets" on the Company's balance sheet at September 30, 1997. In April 1997, the Company monetized these notes receivable through the issuance of notes payable in a private placement. Proceeds from the notes receivable will be used to fund payments required for the notes payable. The notes payable are classified as "Other long-term liabilities" on the Company's balance sheet. Proceeds from the issuance of the notes payable and cash from operations were used to reduce debt in the 1997 second quarter, including $300 million of 9.85% notes that were due on June 1, 1997.

  At September 30, 1997, the Company had outstanding borrowings of $646 million under certain Industrial Revenue Bonds. Approximately $15 million from the issuance of these bonds is being held by trustees and is restricted for the construction of certain capital projects. Amounts held by trustees are classified as noncurrent assets in the accompanying balance sheet.

  The Company has a $1.5 billion unsecured revolving credit facility that is used for direct borrowings and as support for commercial paper and other short-term borrowings. As of September 30, 1997, $942 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.

  At September 30, 1997, the Company's weighted average interest rate on its total debt was 7.7% including outstanding interest rate exchange agreements. At September 30, 1997, these interest rate exchange agreements effectively converted $496 million of floating rate obligations with a weighted average interest rate of 5.7% to fixed rate obligations with an average effective interest rate of 9.0%. These agreements have a weighted average maturity of approximately 1.3 years. As of September 1997, the Company's total floating rate debt exceeded related interest rate exchange agreements by $1.2 billion.

                                     III-7

  As of September 30, 1997, the Company had registered for sale up to $500 million of debt securities under a shelf registration statement filed with the Securities and Exchange Commission.

  In August 1995, the Board authorized management to make purchases of the Company's common stock on the open market or in private transactions so long as the Company's debt remained below $5.5 billion. During the year ended December 31, 1995, the Company purchased and retired 618,000 shares of its common stock at an aggregate price of $47 million on the open market. No share repurchases were made in 1996 or the first nine months of 1997.

  In September 1997, the Company's Board authorized management to make purchases of Georgia-Pacific Group stock on the open market or in private transactions so long as Georgia-Pacific Group's total debt remains below $4.5 billion and the Company's total debt remains below $5.5 billion. At the same time, the Company's Board also authorized management to make purchases of Timber Stock on the open market or in private transactions so long as the Timber Group's total debt remains below $1 billion and the Company's total debt remains below $5.5 billion. Depending on operating and financial considerations, debt levels of the Company, the Georgia-Pacific Group and the Timber Group may from time to time be above or below these thresholds.

  In 1997, the Company expects its cash flow from operations, together with proceeds from any asset sales and available financing sources, to be sufficient to fund planned capital investments, pay dividends and make scheduled debt repayments.

OTHER

  In February 1997, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard Number 128 (SFAS 128), "Earnings Per Share," that specifies the computation, presentation, and disclosure requirements for earnings per share. The Company will be required to adopt the new Standard in the 1997 fourth quarter. All prior period earnings per share data will be restated to conform with the provisions of SFAS 128. Based on a preliminary evaluation of this Standard's requirements, the Company does not expect the per share amounts reported under SFAS 128 to be materially different from those calculated and presented under APB Opinion 15.

  In June 1997, the FASB issued Financial Accounting Standard Number 130 (SFAS
130) "Reporting Comprehensive Income," that establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company will be required to adopt the new Standard in 1998.

  Also in June 1997, the FASB issued Financial Accounting Standard Number 131 (SFAS 131) "Disclosure about Segments of an Enterprise and Related Information." This statement requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance. Disclosures for each segment are similar to those required under current standards, with the addition of certain quarterly disclosure requirements. SFAS 131 also requires entity-wide disclosure about the products and services an entity provides, the countries in which it holds material assets and reports material revenues, and its significant customers. The Company will be required to adopt the new standard in 1998; prior period information will be restated. Management is evaluating the effect of this statement on reported segment information.

  The Company expects to incur significant costs during the next two years to address the impact of the so-called Year 2000 problem on its information systems. The Year 2000 problem, which is common to most

                                     III-8
businesses, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date-sensitive information as the year 2000 approaches. The Company currently believes it will be able to modify or replace its affected systems in time to minimize any detrimental effects on operations. While it is not possible at present to give an accurate estimate of the cost of this work, the Company expects that such costs may be material to the Company's results of operations in one or more fiscal quarters or years, but will not have a material adverse impact on the long-term results of operations, liquidity or consolidated financial position of the Company.

  For a discussion of commitments and contingencies refer to Note 10 and Note 13 of the notes to the Company's financial statements.

  SEE "CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" ON PAGE 23 OF THIS PROXY STATEMENT.

                                     III-9

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the
Board of Directors of
Georgia-Pacific Corporation:

  We have audited the accompanying balance sheets of Georgia-Pacific Corporation (a Georgia Company) and subsidiaries as of December 31, 1996 and 1995 and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Georgia-Pacific Corporation and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Atlanta, Georgia
February 7, 1997

                                    III-10

                  GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

                              STATEMENTS OF INCOME
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                     NINE MONTHS
                                 ENDED SEPTEMBER 30    YEAR ENDED DECEMBER 31
                                 --------------------  ------------------------
                                   1997       1996      1996     1995    1994
                                 ---------  ---------  -------  ------- -------
                                     (UNAUDITED)
NET SALES......................  $   9,844  $   9,828  $13,024  $14,313 $12,738
                                 ---------  ---------  -------  ------- -------
COSTS AND EXPENSES
Cost of sales, excluding
 depreciation and cost of
 timber harvested shown below..      7,691      7,441    9,933    9,885   9,620
Selling, general, and adminis-
 trative.......................        862      1,048    1,399    1,373   1,204
Depreciation and cost of timber
 harvested.....................        710        707      937      926     913
Interest.......................        355        346      459      432     486
Other income...................       (128)        (4)     --       --      (57)
                                 ---------  ---------  -------  ------- -------
  TOTAL COSTS AND EXPENSES.....      9,490      9,538   12,728   12,616  12,166
                                 ---------  ---------  -------  ------- -------
INCOME BEFORE INCOME TAXES,
 EXTRAORDINARY ITEM, AND
 ACCOUNTING CHANGE.............        354        290      296    1,697     572
Provision for income taxes.....        151        131      135      679     246
                                 ---------  ---------  -------  ------- -------
INCOME BEFORE EXTRAORDINARY
 ITEM AND ACCOUNTING CHANGE....        203        159      161    1,018     326
Extraordinary item--loss from
 early retirement of debt, net
 of taxes .....................        --          (5)      (5)     --      (11)
Cumulative effect of accounting
 change, net of taxes..........        --         --       --       --       (5)
                                 ---------  ---------  -------  ------- -------
NET INCOME.....................  $     203  $     154  $   156  $ 1,018 $   310
                                 =========  =========  =======  ======= =======
PER SHARE DATA:
Income before extraordinary
 item and accounting change....  $    2.23  $    1.75  $  1.78  $ 11.29 $  3.66
Extraordinary item--loss from
 early retirement of debt, net
 of taxes .....................        --       (0.05)   (0.06)     --    (0.12)
Cumulative effect of accounting
 change, net of taxes..........        --         --       --       --    (0.06)
                                 ---------  ---------  -------  ------- -------
Net income.....................  $    2.23  $    1.70  $  1.72  $ 11.29 $  3.48
                                 =========  =========  =======  ======= =======
Average number of shares
 outstanding...................       91.2       90.5     90.6     90.2    89.1
                                 =========  =========  =======  ======= =======

   The accompanying notes are an integral part of these financial statements.

                                     III-11

                  GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

                            STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                   NINE MONTHS
                               ENDED SEPTEMBER 30     YEAR ENDED DECEMBER 31
                               --------------------  ---------------------------
                                 1997       1996       1996      1995     1994
                               --------- ----------  --------  --------  -------
                                   (UNAUDITED)
CASH PROVIDED BY OPERATIONS
Net income...................  $    203  $      154  $    156  $  1,018  $  310
Adjustments to reconcile net
 income to cash provided by
 operations:
  Depreciation...............       588         574       766       707     695
  Cost of timber harvested...       122         133       171       219     218
  Deferred income taxes......       111          23         5       (33)    (33)
  Amortization of goodwill...        44          45        59        59      59
  Stock compensation
   programs..................         8          29        20        20      (4)
  Other income...............      (128)        (41)      (39)      --      (57)
  Gain on sales of assets....       (29)        (24)      (17)      (18)    (14)
  Amortization of debt issue
   costs, discounts, and
   premiums..................         3           4         6         4      10
  Cumulative effect of
   accounting change, net of
   taxes.....................       --          --        --        --        5
  (Decrease) in accounts
   receivable sale program...       --          --        --       (350)    --
  (Increase) decrease in
   receivables...............      (142)        (27)       35       (47)   (203)
  (Increase) decrease in
   inventories...............        73          41        (3)     (237)    (44)
  Change in other working
   capital...................       (61)         60        52        32      40
  Increase (decrease) in
   taxes payable.............        17          39       (10)       26     (12)
  Change in other assets and
   other long-term
   liabilities...............       (29)         24        12        74      39
                               --------  ----------  --------  --------  ------
CASH PROVIDED BY OPERATIONS..       780       1,034     1,213     1,474   1,009
                               --------  ----------  --------  --------  ------
CASH USED FOR INVESTING
 ACTIVITIES
  Property, plant, and
   equipment investments.....      (426)       (871)   (1,059)   (1,259)   (850)
  Timber and timberlands
   purchases.................      (118)        (92)     (142)     (244)   (211)
  Acquisition................       --         (363)     (363)      --      --
  Decrease (increase) in cash
   restricted for capital
   expenditures..............        11          78        84       (90)    (13)
  Proceeds from sales of
   assets....................       356         113       132        59     249
  Other......................        (2)         (7)      (11)        1      (4)
                               --------  ----------  --------  --------  ------
CASH USED FOR INVESTING
 ACTIVITIES..................      (179)     (1,142)   (1,359)   (1,533)   (829)
                               --------  ----------  --------  --------  ------
CASH (USED FOR) PROVIDED BY
 FINANCING ACTIVITIES
  Repayments of long-term
   debt......................      (306)       (161)     (165)     (228)   (333)
  Additions to long-term
   debt......................       --           24       125     1,004      53
  Fees paid to issue debt....       --           (1)       (4)       (8)    --
  (Decrease) increase in bank
   overdrafts................       (33)        (25)       44       (11)     39
  Increase (decrease) in
   commercial paper and other
   short- term notes.........      (157)        405       324      (547)    218
  Common stock repurchased...       --          --        --        (47)    --
  Proceeds from option plan
   exercises.................        29           2         4        27     --
  Cash dividends paid........      (137)       (137)     (183)     (173)   (145)
                               --------  ----------  --------  --------  ------
CASH (USED FOR) PROVIDED BY
 FINANCING ACTIVITIES........      (604)        107       145        17    (168)
                               --------  ----------  --------  --------  ------
(DECREASE) INCREASE IN CASH..        (3)         (1)       (1)      (42)     12
Balance at beginning of
 period......................        10          11        11        53      41
                               --------  ----------  --------  --------  ------
Balance at end of period.....  $      7  $       10  $     10  $     11  $   53
                               ========  ==========  ========  ========  ======

   The accompanying notes are an integral part of these financial statements.

                                     III-12

                  GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

                                 BALANCE SHEETS
               (IN MILLIONS, EXCEPT SHARES AND PER SHARE AMOUNTS)

                                                                 DECEMBER 31
                                                  SEPTEMBER 30 ----------------
                                                      1997      1996     1995
                                                  ------------ -------  -------
                                                  (UNAUDITED)
ASSETS
Current assets
 Cash...........................................    $     7    $    10  $    11
                                                    -------    -------  -------
 Receivables, less allowances of $10, $10, and
  $25, respectively.............................      1,449        959      949
                                                    -------    -------  -------
 Inventories
 Raw materials..................................        371        415      526
 Finished goods.................................        932        979      896
 Supplies.......................................        295        295      283
 LIFO reserve...................................       (213)      (222)    (259)
                                                    -------    -------  -------
  TOTAL INVENTORIES.............................      1,385      1,467    1,446
                                                    -------    -------  -------
 Deferred income tax assets.....................        129        129      123
                                                    -------    -------  -------
 Other current assets...........................         55         50       66
                                                    -------    -------  -------
  TOTAL CURRENT ASSETS..........................      3,025      2,615    2,595
                                                    -------    -------  -------
Timber and timberlands..........................      1,176      1,337    1,374
                                                    -------    -------  -------
Property, plant, and equipment
 Land and improvements..........................        415        408      305
 Buildings......................................      1,374      1,352    1,122
 Machinery and equipment........................     11,789     11,671   10,551
 Construction in progress.......................        434        302      598
                                                    -------    -------  -------
  TOTAL PROPERTY, PLANT, AND EQUIPMENT, AT
   COST.........................................     14,012     13,733   12,576
Accumulated depreciation........................     (7,648)    (7,173)  (6,563)
                                                    -------    -------  -------
Property, plant, and equipment, net.............      6,364      6,560    6,013
                                                    -------    -------  -------
Goodwill........................................      1,614      1,658    1,714
                                                    -------    -------  -------
Other assets....................................        929        648      639
                                                    -------    -------  -------
  TOTAL ASSETS..................................    $13,108    $12,818  $12,335
                                                    =======    =======  =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Bank overdrafts, net...........................    $   218    $   251  $   201
 Commercial paper and other short-term notes....        838        645      321
 Current portion of long-term debt..............        424        311       15
 Accounts payable...............................        558        662      644
 Accrued compensation...........................        211        196      218
 Accrued interest...............................         97         85       87
 Other current liabilities......................        347        340      278
                                                    -------    -------  -------
  TOTAL CURRENT LIABILITIES.....................      2,693      2,490    1,764
                                                    -------    -------  -------
Long-term debt, excluding current portion.......      3,954      4,371    4,704
                                                    -------    -------  -------
Other long-term liabilities.....................      1,548      1,275    1,201
                                                    -------    -------  -------
Deferred income tax liabilities.................      1,272      1,161    1,147
                                                    -------    -------  -------
Commitments and contingencies
Shareholders' equity
 Common stock, par value $.80; 150,000,000
  shares authorized; 91,949,000, 91,396,000, and
  91,308,000 shares issued......................         74         73       73
 Additional paid-in capital.....................      1,330      1,277    1,267
 Retained earnings..............................      2,266      2,200    2,227
 Long-term incentive plan deferred
  compensation..................................         (8)       (11)     (24)
 Other..........................................        (21)       (18)     (24)
                                                    -------    -------  -------
  TOTAL SHAREHOLDERS' EQUITY....................      3,641      3,521    3,519
                                                    -------    -------  -------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY....    $13,108    $12,818  $12,335
                                                    =======    =======  =======

   The accompanying notes are an integral part of these financial statements.


                                     III-13

                  GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

                       STATEMENTS OF SHAREHOLDERS' EQUITY
               (IN MILLIONS, EXCEPT SHARES AND PER SHARE AMOUNTS)

                            NINE MONTHS ENDED
                              SEPTEMBER 30             YEAR ENDED DECEMBER 31
                          ----------------------  ----------------------------------
                             1997        1996        1996        1995        1994
                          ----------  ----------  ----------  ----------  ----------
                               (UNAUDITED)
COMMON STOCK
Beginning balance.......      $   73      $   73      $   73      $   72      $   71
Common stock issued:
  Stock option plans....           1         --          --          --          --
  Employee stock
   purchase plan........         --          --          --            1         --
  Long-term incentive
   plan.................         --          --          --          --            1
                          ----------  ----------  ----------  ----------  ----------
    Ending balance......          74          73          73          73          72
                          ----------  ----------  ----------  ----------  ----------
ADDITIONAL PAID-IN
 CAPITAL
Beginning balance.......       1,277       1,267       1,267       1,220       1,202
  Common stock issued:
    Stock option plans
     and directors
     plan...............          34           6           6          41           7
    Employee stock
     purchase plan......           9           1           1          56           3
    Long-term incentive
     plan...............          10           8           2          (3)          6
Common stock
 repurchased............         --          --          --          (47)        --
Other...................         --          --            1         --            2
                          ----------  ----------  ----------  ----------  ----------
    Ending balance......       1,330       1,282       1,277       1,267       1,220
                          ----------  ----------  ----------  ----------  ----------
RETAINED EARNINGS
Beginning balance.......       2,200       2,227       2,227       1,382       1,217
  Net income............         203         154         156       1,018         310
  Cash dividends
   declared ($1.50,
   $1.50, $2.00, $1.90,
   $1.60 per common
   share,
   respectively)........        (137)       (137)       (183)       (173)       (145)
                          ----------  ----------  ----------  ----------  ----------
    Ending balance......       2,266       2,244       2,200       2,227       1,382
                          ----------  ----------  ----------  ----------  ----------
LONG-TERM INCENTIVE PLAN
 DEFERRED COMPENSATION
Beginning balance.......         (11)        (24)        (24)        (39)        (56)
Common stock issued
 under long-term
 incentive plan.........           3           9          13          15          17
                          ----------  ----------  ----------  ----------  ----------
    Ending balance......          (8)        (15)        (11)        (24)        (39)
                          ----------  ----------  ----------  ----------  ----------
OTHER
Beginning balance.......         (18)        (24)        (24)        (15)        (32)
Activity................          (3)         (7)          6          (9)         17
                          ----------  ----------  ----------  ----------  ----------
    Ending balance......         (21)        (31)        (18)        (24)        (15)
                          ----------  ----------  ----------  ----------  ----------
    TOTAL SHAREHOLDERS'
     EQUITY.............      $3,641      $3,553      $3,521      $3,519      $2,620
                          ==========  ==========  ==========  ==========  ==========
COMMON STOCK SHARES
 ISSUED:
Beginning balance.......  91,396,000  91,308,000  91,308,000  90,466,000  90,269,000
Common stock issued:
Stock option plans and
 directors plan.........     450,000      55,000      84,000     485,000      97,000
Employee stock purchase
 plan...................     126,000      10,000      19,000     991,000      49,000
Long-term incentive
 plan...................     (23,000)     (3,000)    (10,000)    (16,000)     51,000
Common stock
 repurchased............         --          --          --     (618,000)        --
Other...................         --       (5,000)     (5,000)        --          --
                          ----------  ----------  ----------  ----------  ----------
Ending balance..........  91,949,000  91,365,000  91,396,000  91,308,000  90,466,000
                          ==========  ==========  ==========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     III-14

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of Georgia-Pacific Corporation and subsidiaries (the "Company"). All significant intercompany balances and transactions are eliminated in consolidation.

REVENUE RECOGNITION

  The Company recognizes revenue when title to the goods sold passes to the buyer, which is generally at the time of shipment.

INCOME PER SHARE

  Income per share is computed based on net income and the weighted average number of common shares outstanding (net of restricted stock). The effects of assuming issuance of common shares under long-term incentive, stock option, and stock purchase plans were either insignificant or antidilutive. The number of shares used in the income per share computations were 90,554,000 in 1996, 90,214,000 in 1995, and 89,069,000 in 1994.

  Following implementation of a proposal that would create two classes of common stock that are intended to reflect separately the performance of the Company's manufacturing and timber businesses, income per share will be computed for each class of common stock based on the separate earnings attributed to each of the respective businesses.

INVENTORY VALUATION

  Inventories are valued at the lower of average cost or market and include the costs of materials, labor, and manufacturing overhead. The last-in, first-out ("LIFO") dollar value pool method was used to determine the cost of approximately 58% and 62% of inventories at December 31, 1996 and 1995, respectively. The cost for the remaining portion of the inventories was determined using the year-to-date average actual cost.

TIMBER AND TIMBERLANDS

  The Company capitalizes timber and timberland purchases and reforestation costs. The cost of timber harvested is based on the volume of timber harvested, the capitalized cost, and the total timber volume estimated to be available over the growth cycle. Timber carrying costs are expensed as incurred.

PROPERTY, PLANT, AND EQUIPMENT

  Property, plant, and equipment are recorded at cost. Lease obligations for which the Company assumes or retains substantially all the property rights and risks of ownership are capitalized. Replacements of major units of property are capitalized, and the replaced properties are retired. Replacements of minor components of property and repair and maintenance costs are charged to expense as incurred.

  Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Useful lives are 25 years for land improvements, 20 to 45 years for buildings and 3 to 20 years for machinery and equipment. Upon retirement or disposition of assets, cost and accumulated depreciation are removed from the related accounts and any gain or loss is included in income.

  The Company capitalizes incremental costs that are directly associated with the development of software for internal use and implementation of the related systems. Amounts are amortized over five years beginning when the assets are placed in service. Capitalized costs were $121 million at December 31, 1996 and $65 million at December 31, 1995. Amounts are included as property, plant, and equipment in the Company's balance sheets.


                                    III-15

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

  The Company capitalizes interest on projects when construction takes considerable time and entails major expenditures. Such interest is charged to the property, plant, and equipment accounts and amortized over the approximate lives of the related assets. Interest capitalized, expensed, and paid was as follows:

                                                                 YEAR ENDED
                                                                DECEMBER 31
                                                               ----------------
                                                               1996  1995  1994
                                                               ----  ----  ----
                                                               (IN MILLIONS)
     Total interest costs..................................... $490  $471  $493
     Interest capitalized.....................................  (31)  (39)   (7)
                                                               ----  ----  ----
     Interest expense......................................... $459  $432  $486
                                                               ====  ====  ====
     Interest paid............................................ $488  $470  $514
                                                               ====  ====  ====

LANDFILLS AND LAGOONS

  The Company accrues for landfill closure costs over the periods that benefit from the use of the landfill and accrues for lagoon clean-out costs over the useful period between clean-outs.

GOODWILL

  The Company amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over a period not to exceed 40 years. The Company reviews the recorded value of its goodwill annually or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value including goodwill of those assets.

  Amortization expense was $59 million in 1996, 1995, and 1994. Accumulated amortization at December 31, 1996 and 1995 was $425 million and $366 million, respectively.

ENVIRONMENTAL MATTERS

  The Company recognizes a liability for environmental remediation costs when it believes it is probable a liability has been incurred and the amount can be reasonably estimated. The liabilities are developed based on currently available information and reflect the participation of other potentially responsible parties depending on the parties' financial condition and probable contribution. The accruals are recorded at undiscounted amounts and are reflected as other liabilities in the accompanying balance sheets.

  Environmental costs are generally capitalized when the costs improve the condition of the property or the costs prevent or mitigate future contamination. All other costs are expensed.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

RECLASSIFICATIONS

  Certain 1995 and 1994 amounts have been reclassified to conform with the 1996 presentation.

UNAUDITED INTERIM FINANCIAL STATEMENTS

  The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and in accordance

                                    III-16

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES with the Securities and Exchange Commission's rules and regulations for interim reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, the unaudited consolidated interim financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly such interim financial information.

2. INDUSTRY SEGMENT INFORMATION

  The Company is a building products and pulp and paper company. Manufactured products in the building products segment consist primarily of wood panels (plywood, oriented strand board, hardboard, and particleboard), lumber, gypsum products, and chemicals. The distribution division of this segment sells a wide range of building products manufactured by the Company or purchased from others. This segment of the business is primarily affected by the level of housing starts; the level of repairs, remodeling, and additions; industrial markets; commercial building activity; the availability and cost of financing; and changes in industry capacity.

  The Company's pulp and paper segment produces containerboard and packaging (linerboard, medium, bleached board, kraft paper, and corrugated packaging), communication papers, market pulp, and tissue. Markets for this segment are affected primarily by changes in industry capacity, the level of economic growth in the United States and export markets, and fluctuations in currency exchange rates.

  The Company has a large and diverse customer base, which includes some customers located in foreign countries. Sales to foreign markets in 1996, 1995, and 1994 were 8%, 10%, and 8%, respectively. These sales were primarily to customers in Asia, Europe, and Latin America. No single unaffiliated customer accounted for more than 10% of total sales in any year during that period.

  The Company employs approximately 47,500 people at more than 400 facilities primarily located throughout the United States and Canada. The Company also owns or controls more than 6 million acres of timber and timberlands in the United States and Canada.

                                            YEAR ENDED DECEMBER 31
                                      ----------------------------------------
                                         1996          1995          1994
                                      ------------  ------------  ------------
                                                 (IN MILLIONS)
NET SALES
Building products...................  $ 7,365   57% $ 7,301   51% $ 7,561   60%
Pulp and paper......................    5,609   43    6,962   49    5,138   40
Other operations....................       50  --        50  --        39  --
                                      -------  ---  -------  ---  -------  ---
  Total net sales...................  $13,024  100% $14,313  100% $12,738  100%
                                      =======  ===  =======  ===  =======  ===
OPERATING PROFITS*
Building products...................  $   516   56% $   669   29% $ 1,013   83%
Pulp and paper......................      390   43    1,611   71      204   17
Other operations....................        8    1       10  --        10  --
                                      -------  ---  -------  ---  -------  ---
  Total operating profits...........  $   914  100% $ 2,290  100% $ 1,227  100%
                                      =======  ===  =======  ===  =======  ===
General corporate expense...........  $  (159)      $  (161)      $  (169)
Interest expense....................     (459)         (432)         (486)
Provision for income taxes..........     (135)         (679)         (246)
                                      -------       -------       -------
Income before extraordinary item and
 accounting change..................      161         1,018           326
Extraordinary item--loss from early
 retirement of debt, net of taxes...       (5)          --            (11)
Cumulative effect of accounting
 change, net of taxes...............      --            --             (5)
                                      -------       -------       -------
Net income..........................  $   156       $ 1,018       $   310
                                      =======       =======       =======

                                    III-17

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

                                               YEAR ENDED DECEMBER 31
                                         -------------------------------------
                                            1996         1995         1994
                                         -----------  -----------  -----------
                                                    (IN MILLIONS)
DEPRECIATION, COST OF TIMBER HARVESTED,
 AND GOODWILL AMORTIZATION
Building products....................... $   404  41% $   384  39% $   368  38%
Pulp and paper..........................     568  57      576  59      586  60
Other and general corporate.............      24   2       25   2       18   2
                                         ------- ---  ------- ---  ------- ---
  Total depreciation, cost of timber
   harvested, and goodwill
   amortization......................... $   996 100% $   985 100% $   972 100%
                                         ======= ===  ======= ===  ======= ===
CAPITAL EXPENDITURES**
Building products....................... $   840  54% $   582  39% $   401  38%
Pulp and paper..........................     452  29      599  40      410  39
Timber and timberlands..................     142   9      244  16      211  20
Other and general corporate.............     115   8       78   5       39   3
                                         ------- ---  ------- ---  ------- ---
  Total capital expenditures............ $ 1,549 100% $ 1,503 100% $ 1,061 100%
                                         ======= ===  ======= ===  ======= ===
ASSETS
Building products....................... $ 3,403  27% $ 2,686  22% $ 2,061  19%
Pulp and paper..........................   7,185  56    7,342  60    6,917  64
Timber and timberlands..................   1,337  10    1,374  11    1,363  13
Other and general corporate.............     893   7      933   7      523   4
                                         ------- ---  ------- ---  ------- ---
  Total assets.......................... $12,818 100% $12,335 100% $10,864 100%
                                         ======= ===  ======= ===  ======= ===

--------
 * Segment operating profits include expenses of $117 million in 1996 and $70 million in 1995 for the restructuring of the Company's building products distribution business, gains on major asset sales of $39 million in 1996 and $57 million in 1994, and $39 million net expenses in 1996 primarily related to an early retirement program. With the exception of distribution business restructuring charges, these items are included in other (income) expense on the accompanying statements of income. If these amounts had been excluded from segment operating profits, building products operating profits would have been $613 million in 1996, $739 million in 1995, and $989 million in 1994. Pulp and paper operating profits would have been $410 million in 1996 and $171 million in 1994.

** Capital expenditures represent additions (at cost) to property, plant, and equipment and timber and timberlands.

3. ACQUISITIONS, DIVESTITURES AND UNUSUAL ITEMS

ACQUISITIONS AND DIVESTITURES

  The following acquisition and divestitures were completed during the years 1996 and 1994.

  . In April 1996, the Company completed the purchase of Domtar Inc.'s gypsum wallboard business for $363 million in cash. Domtar's gypsum business included nine United States wallboard manufacturing plants, four Canadian wallboard plants, three joint compound plants, an industrial plaster plant, and a gypsum paperboard plant.

  . In September 1996, the Company completed the sale of two gypsum wallboard facilities in Buchanan, New York and Wilmington, Delaware. The sale resulted in after-tax cash proceeds of approximately $39 million. The Company had agreed with the United States Department of Justice to sell these plants in order to complete the Domtar acquisition. The Company recognized a pretax gain of $39 million ($24 million after taxes).

                                    III-18

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

  . In February 1994, the Company completed the sale of five roofing plants located in Oklahoma, Texas, Ohio, Georgia, and Pennsylvania. The sale resulted in after-tax cash proceeds of approximately $39 million. The Company recognized a pretax gain of $24 million ($15 million after taxes).

  . In February 1994, the Company completed the sale of its envelope manufacturing business, which included 15 envelope manufacturing plants and certain assets of another plant. The sale resulted in after-tax cash proceeds of approximately $117 million. The Company recognized a pretax gain of $39 million ($24 million after taxes).

  Except for the gains on divestitures discussed above, acquisitions and divestitures did not have a material effect on the sales or net income of the Company. Gains on divestitures are recorded in "Other income" on the income statement.

  In December 1996, the Company signed a definitive agreement to sell assets including timberlands, a sawmill, and a particleboard plant located in Martell, California, for approximately $320 million. The Company expects the sale to result in an after-tax gain of approximately $80 million.

VOLUNTARY EARLY RETIREMENT PROGRAM

  The Company implemented a voluntary early retirement program in 1996. Costs associated with enhanced pension benefits related to the voluntary early retirement program were $39 million in 1996. This amount is recorded in "Other income" on the income statement.

DISTRIBUTION DIVISION RESTRUCTURING

  The Company implemented a project to change and improve certain processes in the Company's building products distribution division. The Company incurred $117 million and $70 million in expenses in 1996 and 1995, respectively, related to the restructuring. These amounts are recorded in SG&A expenses on the income statements.

4. RECEIVABLES

  The Company has a large, diversified customer base, which includes some customers who are located in foreign countries. The Company closely monitors extensions of credit and has not experienced significant losses related to its receivables. In addition, a portion of the receivables from foreign sales is covered by confirmed letters of credit to help ensure collectibility.

  Supplemental information on the accounts receivable balances at December 31, 1996 and 1995 is as follows:

                                                                   DECEMBER 31,
                                                                   -------------
                                                                    1996   1995
                                                                   ------ ------
                                                                   (IN MILLIONS)
     Receivables:
       Trade...................................................... $  885 $  890
       Other......................................................     84     84
                                                                   ------ ------
                                                                      969    974
     Less allowances..............................................     10     25
                                                                   ------ ------
     Receivables, net............................................. $  959 $  949
                                                                   ====== ======

  The Company had sold fractional ownership interests in a defined pool of trade accounts receivable for $350 million as of December 31, 1996 and 1995. The sold accounts receivable are excluded from receivables in the accompanying balance sheets. The full amount of the allowance for doubtful accounts has been retained because the Company has retained substantially the same risk of credit loss as if the receivables had not been sold. A portion of the cost of the accounts receivable sale program is based on the purchasers' level of investment and borrowing costs. The Company pays fees based on its senior debt ratings. The total cost of the program, which

                                    III-19

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES was $20 million in 1996, $37 million in 1995, and $33 million in 1994, is included in interest expense in the accompanying statements of income.

  Under the accounts receivable sale agreement, the maximum amount of the purchasers' investment is subject to change based on the level of eligible receivables and restrictions on concentrations of receivables. During 1995, the Company repurchased $350 million of receivables in order to reduce the cost of the program, which was higher than the cost of financing from alternative sources. As of February 7, 1997 the program had been extended to May 17, 1997. (See also Note 13--Subsequent Events.)

  In June 1996, the Financial Accounting Standards Board issued Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which established accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. The Company will adopt the new standard in the 1997 first quarter. As a result, the Company's accounts receivable program will be accounted for as a secured borrowing and the receivables and the corresponding debt will be included as an asset and liability, respectively, on the balance sheet.

5. INDEBTEDNESS

  The Company's indebtedness included the following:

                                                                  DECEMBER 31
                                                                 -------------
                                                                  1996   1995
                                                                 ------ ------
                                                                 (IN MILLIONS)
   Debentures, 9% average rate, payable through 2025............ $3,200 $3,350
   Notes, 7.8% average rate, payable through 2006...............    817    717
   Commercial paper and other short-term notes, 5.7% average
    rate........................................................    645    321
   Revenue bonds, 4.9% average rate, payable through 2026.......    646    628
   Other loans, 8.1% average rate, payable through 2012.........     45     53
                                                                 ------ ------
                                                                  5,353  5,069
   Less:
     Commercial paper and other short-term notes................    645    321
     Current portion of long-term debt..........................    311     15
     Unamortized discount.......................................     26     29
                                                                 ------ ------
   Long-term debt, excluding current portion.................... $4,371 $4,704
                                                                 ====== ======

  For additional information regarding financial instruments, see Note 6.

  The scheduled maturities of long-term debt for the next five years are as follows: $311 million in 1997, $439 million in 1998, $21 million in 1999, $40 million in 2000, and $12 million in 2001.

NOTES AND DEBENTURES

  During 1996, the Company issued $100 million of 7.2% notes due December 15, 2006.

  In 1996, the Company redeemed $150 million of its 9.25% Debentures due March 15, 2016. The Company recorded an after-tax extraordinary loss of approximately $5 million ($.06 per share) related to this redemption.

  During 1995, the Company issued $250 million of 8 5/8% Debentures due April 30, 2025, $250 million of 7.70% Debentures due June 15, 2015, and $250 million of 7 3/8% Debentures due December 1, 2025.

  In 1995, the Company redeemed approximately $203 million of its outstanding debt. The after-tax loss on this redemption was less than $1 million.


                                    III-20

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

REVOLVING CREDIT FACILITY

  In 1996, the Company entered into an agreement with Bank of America National Trust and Savings Association and 19 other domestic and international banks which provides an unsecured revolving credit facility of $1.5 billion. The revolving credit facility is being used for direct borrowings and as support for commercial paper and other short-term borrowings. The agreement will terminate in 2001. As of December 31, 1996, $856 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.

  Borrowings under the agreement bear interest, at the election of the Company, at either (A) the higher of the Federal Funds Rate plus 1/2% or the stipulated bank lending rate or (B) LIBOR plus .2625% or (C) fixed or floating rates set by competitive bids. Fees associated with this revolving credit facility include a commitment fee of .0625% per annum on the unused portion of the commitments and a facility fee of .0625% per annum on the aggregate commitments of the lenders. Fees and margins may be adjusted upward or downward according to a pricing grid based on the Company's long-term debt ratings. At December 31, 1996, $465 million was borrowed under the credit agreement at a weighted average interest rate of 5.7%. Amounts outstanding under the revolving credit facility are included in "Commercial Paper and other short-term notes" on the accompanying balance sheets.

  The revolving credit agreement contains certain restrictive covenants. The covenants include a maximum leverage ratio (funded indebtedness to operating cash flow) of 4.5 to 1.0 which is to be maintained throughout the term of the credit agreement. As of December 31, 1996, the leverage ratio was 3.3 to 1.0.

COMMERCIAL PAPER AND OTHER SHORT-TERM NOTES

  These borrowings are classified as current liabilities, although all or a portion of them might be refinanced on a long-term basis in 1997.

REVENUE BONDS

  At December 31, 1996, the Company had outstanding borrowings of approximately $646 million under certain industrial revenue bonds, approximately $22 million of which were entered into during 1996 at variable interest rates. Approximately $26 million from the issuance of these bonds is being held by trustees and is restricted for the construction of certain capital projects. Amounts held by trustees are classified as noncurrent assets in the accompanying balance sheet.

OTHER

  At December 31, 1996, the amount of long-term debt secured by property, plant, and equipment and timber and timberlands was not material.

  In September 1995, the Company sold certain of its assets for $354 million and has agreed to lease the assets back from the purchaser over a period of 30 years. Under the agreement with the purchaser, the Company will maintain a deposit (initially in the amount of $322 million), which together with interest earned is expected to be sufficient to fund the Company's lease obligation, including the repurchase of assets at the end of the term. This transaction is being accounted for as a financing arrangement. At December 31, 1995, the Company recorded on its balance sheet an asset for the deposit from the sale of $305 million and a liability for the lease obligation of $346 million, of which approximately $16 million was recorded as a current asset and a current liability. The long-term portions are recorded in "Other assets" and "Other long-term liabilities" on the accompanying balance sheets.

  At December 31, 1996, the deposit and lease obligation balances were $339 million and $340 million, respectively. Of these amounts, approximately $14 million was recorded as a current asset and $18 million was recorded as a current liability.

                                    III-21

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

6. FINANCIAL INSTRUMENTS

  The carrying amount and estimated fair value of the Company's financial instruments are as follows:

                                                         DECEMBER 31
                                               -------------------------------
                                                    1996            1995
                                               --------------- ---------------
                                               CARRYING  FAIR  CARRYING  FAIR
                                                AMOUNT  VALUE   AMOUNT  VALUE
                                               -------- ------ -------- ------
                                                        (IN MILLIONS)
   Liabilities:
     Commercial paper and other short-term
      notes (Note 5)..........................  $  645  $  645  $  321  $  321
     Notes and debentures (Note 5)............   4,017   4,215   4,067   4,470
     Revenue bonds (Note 5)...................     646     637     628     628
     Other loans (Note 5).....................      45      45      53      53
     Interest rate exchange agreements........      *       12      *       21
   Assets:
     Accounts receivable sale program (Note
      4)......................................     350     350     350     350

  --------
  * The Company's balance sheet at December 31, 1996 and 1995 included accrued interest of $6 million and $5 million, respectively, related to these agreements.

COMMERCIAL PAPER AND OTHER SHORT-TERM NOTES

  The carrying amounts approximate fair value because of the short maturity of these instruments.

NOTES AND DEBENTURES

  The fair value of notes and debentures was estimated primarily by obtaining quotes from brokers for these and similar issues. For notes and debentures for which there are no quoted market prices, the fair value was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

REVENUE BONDS AND OTHER LOANS

  The fair value of revenue bonds and other loans was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

INTEREST RATE AND FOREIGN CURRENCY EXCHANGE AGREEMENTS

  The Company has used interest rate and foreign currency exchange agreements in the normal course of business to manage and reduce the risk inherent in interest rate and foreign currency fluctuations.

  Under the interest rate exchange agreements, the Company makes payments to counterparties at fixed interest rates and in turn receives payments at variable rates. The Company entered into interest rate exchange agreements in prior years to protect against the increased cost associated with a rise in interest rates. At December 31, 1996, the Company had outstanding interest rate exchange agreements which effectively converted $496 million of floating rate obligations with a weighted average interest rate of 5.7% to fixed rate obligations with an average effective interest rate of approximately 9%. These agreements have a weighted average maturity of approximately 2.1 years. As of December 31, 1996, the Company's total floating rate debt, including the accounts receivable sale program, exceeded related interest rate exchange agreements by $1,363 million.

  The estimated fair value of the Company's liability under interest rate exchange agreements at December 31, 1996 and 1995 was $12 million and $21 million, respectively, and represents the estimated amount

                                    III-22

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES the Company could have paid to terminate the agreements. The fair value at December 31, 1996 and 1995 was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

  The Company enters into foreign currency exchange agreements, the amounts of which were not material to the consolidated financial position of the Company at December 31, 1996 and 1995.

  The Company may be exposed to losses in the event of nonperformance of counterparties but does not anticipate such nonperformance.

OTHER

  Due to the short-term nature of current assets and current liabilities, their carrying amounts approximate fair value.

7. INCOME TAXES

  The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The provision for income taxes consists of the following:

                                                                  YEAR ENDED
                                                                 DECEMBER 31
                                                                ---------------
                                                                1996 1995  1994
                                                                ---- ----  ----
                                                                (IN MILLIONS)
   Federal income taxes:
     Current................................................... $111 $600  $229
     Deferred..................................................    6  (26)  (19)
   State income taxes:
     Current...................................................   17  112    50
     Deferred..................................................    1   (7)  (14)
                                                                ---- ----  ----
   Provision for income taxes.................................. $135 $679  $246
                                                                ==== ====  ====
   Income taxes paid, net of refunds........................... $135 $686  $251
                                                                ==== ====  ====

  Income taxes paid during 1996 are net of refunds of approximately $73 million, primarily related to a 1995 federal overpayment and 1991 and 1992 federal audits.

  Income taxes paid during 1995 and 1994 included tax and interest payments of $12 million and $84 million, respectively, to the Internal Revenue Service to settle substantially all pending income tax issues for years prior to 1991.

                                    III-23

                  GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

  The federal statutory income tax rate was 35%. The provision for income taxes is reconciled to the federal statutory rate as follows:

                                                               YEAR ENDED
                                                              DECEMBER 31
                                                             ----------------
                                                             1996  1995  1994
                                                             ----  ----  ----
                                                             (IN MILLIONS)
   Provision for income taxes computed at the federal stat-
    utory tax rate.........................................  $104  $594  $200
   State income taxes, net of federal benefit..............    12    68    23
   Goodwill amortization...................................    23    23    23
   Foreign sales corporation...............................    (7)   (9)   (5)
   Meals and entertainment disallowance....................     4     3     3
   Other...................................................    (1)  --      2
                                                             ----  ----  ----
   Provision for income taxes..............................  $135  $679  $246
                                                             ====  ====  ====

  The components of the net deferred income tax liabilities are as follows:

                                                                DECEMBER 31
                                                              ----------------
                                                               1996     1995
                                                              -------  -------
                                                               (IN MILLIONS)
   Deferred income tax assets:
     Compensation-related accruals........................... $   333  $   315
     Other accruals and reserves.............................      76       68
     Other...................................................     (14)      14
                                                              -------  -------
                                                                  395      397
                                                              -------  -------
       Valuation allowance...................................     --       --
                                                              -------  -------
                                                                  395      397
                                                              -------  -------
   Deferred income tax liabilities:
     Property, plant, and equipment..........................  (1,215)  (1,196)
     Timber and timberlands..................................    (174)    (179)
     Other...................................................     (38)     (46)
                                                              -------  -------
                                                               (1,427)  (1,421)
                                                              -------  -------
   Deferred income tax liabilities, net...................... $(1,032) $(1,024)
                                                              =======  =======
   Included in the balance sheets:
     Deferred income tax assets*............................. $   129  $   123
     Deferred income tax liabilities**.......................  (1,161)  (1,147)
                                                              -------  -------
   Deferred income tax liabilities, net...................... $(1,032) $(1,024)
                                                              =======  =======

--------
 * Net of current liabilities of $4 million at December 31, 1996 and 1995. ** Net of long-term assets of $262 million and $270 million at December 31,
   1996 and 1995, respectively.

                                     III-24

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

8. RETIREMENT PLANS

DEFINED BENEFIT PENSION PLANS

  Most of the Company's employees participate in noncontributory defined benefit pension plans. These include plans which are administered solely by the Company and union-administered multiemployer plans. The Company's funding policy for solely administered plans is based on actuarial calculations and the applicable requirements of federal law. Contributions to multiemployer plans are generally based on negotiated labor contracts.

  Benefits under the majority of the plans for hourly employees (including multiemployer plans) are primarily related to years of service. The Company has separate plans for salaried employees and officers under which benefits are primarily related to compensation and years of service. The officers' plan is not funded and is nonqualified for federal income tax purposes.

  Plan assets consist principally of common stocks, bonds, mortgage securities, interests in limited partnerships, cash equivalents, and real estate. At December 31, 1996 and 1995, $64 million and $26 million, respectively, of noncurrent prepaid pension cost was included in other assets. Accrued pension cost of $66 million and $73 million at December 31, 1996 and 1995, respectively, was included in other long-term liabilities.

  Pursuant to the provisions of SFAS No. 87, "Employers' Accounting for Pensions," intangible assets of $3 million and $56 million were recorded as of December 31, 1996 and 1995, respectively, in order to recognize the required minimum liability.

  The following table sets forth the funded status of the solely administered plans and the amounts recognized in the accompanying balance sheets:

                                                      DECEMBER 31, 1996
                                              ---------------------------------
                                                PLANS HAVING     PLANS HAVING
                                              ASSETS IN EXCESS   ACCUMULATED
                                               OF ACCUMULATED    BENEFITS IN
                                                  BENEFITS     EXCESS OF ASSETS
                                              ---------------- ----------------
                                                        (IN MILLIONS)
   Accumulated benefit obligation at
    November 30, 1996
     Vested portion.........................       $1,392           $  92
     Nonvested portion......................           33               3
                                                   ------           -----
                                                    1,425              95
   Effect of projected future compensation
    levels..................................           12              13
                                                   ------           -----
   Projected benefit obligation at November
    30, 1996................................        1,437             108
   Plan assets at fair value at November 30,
    1996....................................        1,711              29
                                                   ------           -----
   Plan assets in excess of (less than)
    projected benefit obligation............          274             (79)
   Unrecognized net (gain) loss.............         (243)             20
   Unrecognized prior service cost..........           42               3
   Unrecognized net asset from initial
    application of SFAS No. 87..............           (9)            --
   Adjustment required to recognize minimum
    liability...............................          --              (10)
                                                   ------           -----
   Prepaid (accrued) pension cost at
    December 31, 1996.......................       $   64           $ (66)
                                                   ======           =====


                                    III-25

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

                                                  DECEMBER 31, 1995
                                          ---------------------------------
                                            PLANS HAVING     PLANS HAVING
                                          ASSETS IN EXCESS   ACCUMULATED
                                           OF ACCUMULATED    BENEFITS IN
                                              BENEFITS     EXCESS OF ASSETS
                                          ---------------- ----------------
                                                      (IN MILLIONS)
   Accumulated benefit obligation at
    November 30, 1995
     Vested portion.....................       $  917           $ 520
     Nonvested portion..................           20              14
                                               ------           -----
                                                  937             534
   Effect of projected future
    compensation levels.................            9              13
                                               ------           -----
   Projected benefit obligation at
    November 30, 1995...................          946             547
   Plan assets at fair value at November
    30, 1995............................        1,163             461
                                               ------           -----
   Plan assets in excess of (less than)
    projected benefit obligation........          217             (86)
   Unrecognized net (gain) loss.........         (169)             47
   Unrecognized prior service cost......          (15)             56
   Unrecognized net asset from initial
    application of SFAS No. 87..........           (7)            (11)
   Adjustment required to recognize
    minimum liability...................          --              (79)
                                               ------           -----
   Prepaid (accrued) pension cost at
    December 31, 1995...................       $   26           $ (73)
                                               ======           =====

  Net periodic pension cost for solely administered and union-administered pension plans included the following:

                                                               YEAR ENDED
                                                               DECEMBER 31
                                                            -------------------
                                                            1996   1995   1994
                                                            -----  -----  -----
                                                              (IN MILLIONS)
   Service cost of benefits earned......................... $  83  $  75  $  81
   Interest cost on projected benefit obligation...........   106    107     93
   Actual return on plan assets............................  (299)  (311)   (21)
   Net amortization and deferral...........................   127    168   (126)
   Contributions to multiemployer pension plans............     4      4      4
                                                            -----  -----  -----
   Net periodic pension cost............................... $  21  $  43  $  31
                                                            =====  =====  =====

  The following assumptions were used:

                                                             1996  1995  1994
                                                             ----  ----  ----
   Discount rate used to determine the projected benefit
    obligation..............................................  7.0%  7.0%  8.5%
   Rate of increase in future compensation levels used to
    determine the projected benefit obligation..............  5.5   5.5   6.0
   Expected long-term rate of return on plan assets used to
    determine net periodic pension cost..................... 10.0  10.0  10.0

DEFINED CONTRIBUTION PLANS

  The Company sponsors several defined contribution plans to provide eligible employees with additional income upon retirement. The Company's contributions to the plans are based on employee contributions and

                                    III-26

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES compensation. The Company's contributions totaled $50 million in 1996, $46 million in 1995, and $43 million in 1994.

HEALTH CARE AND LIFE INSURANCE BENEFITS

  The Company provides certain health care and life insurance benefits to eligible retired employees. Salaried participants generally become eligible for retiree health care benefits after reaching age 55 with ten years of service or after reaching age 65. Benefits, eligibility, and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the medical plans pay a stated percentage of most medical expenses, reduced for any deductible and payments made by government programs and other group coverage. Effective December 1995, the plans were funded through a trust established for the payment of future active and retiree benefits. The trust was funded with an initial contribution of $31 million, which was previously recorded as a current liability on the Company's balance sheet. The Company will continue to contribute to the trust in the amounts necessary to fund current obligations of the plans.

  In 1991, the Company began transferring its share of the cost of post-age 65 health care benefits to future salaried retirees. It is currently anticipated that the Company will continue to reduce the percentage of the cost of post-age 65 benefits that it will pay on behalf of salaried employees who retire in each of the years 1995 through 1999 and that the Company will continue to share the pre-age 65 cost with future salaried retirees but will no longer pay any of the post-age 65 cost for salaried employees who retire after 1999.

  The following table sets forth the status of the plans, reconciled to the accrued postretirement benefit cost recognized in the Company's balance sheets at December 31, 1996 and 1995:

                                                                  DECEMBER 31
                                                                 --------------
                                                                  1996    1995
                                                                 ------  ------
                                                                 (IN MILLIONS)
   Accumulated postretirement benefit obligation:
     Retirees................................................... $  341  $  289
     Fully eligible active plan participants....................     26      32
     Other active participants..................................    164     143
                                                                 ------  ------
                                                                    531     464
   Unrecognized net gain (loss).................................    (45)    (47)
   Unrecognized prior service cost..............................    (13)      5
                                                                 ------  ------
   Accrued postretirement benefit cost.......................... $  473  $  422
                                                                 ======  ======

  Net periodic postretirement benefit cost included the following components:

                                                                  YEAR ENDED
                                                                 DECEMBER 31
                                                                ---------------
                                                                1996 1995  1994
                                                                ---- ----  ----
                                                                (IN MILLIONS)
   Service cost of benefits earned............................  $10  $ 6   $ 9
   Interest cost on accumulated postretirement benefit obliga-
    tion......................................................   29   27    28
   Amortization of (gain) loss................................  --    (1)    1
                                                                ---  ---   ---
   Net periodic postretirement benefit cost...................  $39  $32   $38
                                                                ===  ===   ===

  For measuring the expected postretirement benefit obligation, a 10%, 11%, and 12% annual rate of increase in the per capita claims cost was assumed for 1996, 1995, and 1994, respectively. The rate was assumed to

                                    III-27

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES decrease 1% per year to 7% in 1999 and remain at that level thereafter. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.5% at December 31, 1996 and December 31, 1995 and 8% at December 31, 1994.

  If the annual health care cost trend rate were increased by 1%, the accumulated postretirement benefit obligation would have increased by 14% as of December 31, 1996 and December 31, 1995 and 13% as of December 31, 1994. The effect of this change on the aggregate of service and interest costs would be an increase of 11% for 1996, 15% for 1995, and 17% for 1994.

OTHER

  Effective January 1, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires accrual-basis recognition of benefits provided by an employer to former or inactive employees after employment but before retirement. The adoption of SFAS No. 112 resulted in a one-time, after-tax charge of $5 million ($.06 per share) in the 1994 first quarter.

9. COMMON AND PREFERRED STOCK

  The Company's authorized capital stock consists of 10 million shares of preferred stock and 25 million shares of junior preferred stock, of which no shares were issued at December 31, 1996, and 150 million shares of common stock.

  At December 31, 1996, the following authorized shares of the Company's common stock were reserved for issue:

     1995 Employee Stock Purchase Plan................................   952,000
     1995 Outside Directors Stock Plan................................    25,000
     1995 Shareholder Value Incentive Plan............................ 8,100,000
     1994 Employee Stock Option Plan..................................   630,000
     1993 Employee Stock Option Plan..................................   140,000
     1984 Employee Stock Option Plan..................................    99,000
                                                                       ---------
     Common stock reserved............................................ 9,946,000
                                                                       =========

EMPLOYEE STOCK PURCHASE PLANS

  At December 31, 1996, the Company had 952,000 shares of common stock reserved for issuance under the 1995 Employee Stock Purchase Plan ("Purchase Plan") at a subscription price of $73.84 per share. The subscription period for the Purchase Plan expired on September 15, 1995. Subscribers must purchase and pay for shares subscribed not later than September 30, 1997 but prior to that time may obtain a refund of their payments plus interest at a rate of 6% per annum in lieu of stock. Approximately 7,300 subscribers remained in the Purchase Plan at December 31, 1996.

  Under the 1995 Purchase Plan, the Company issued 19,000 shares of common stock in 1996.

  Under the 1993 Employee Stock Purchase Plan (which expired on July 31,
1995), the Company issued 991,000 and 49,000 shares of common stock in 1995 and 1994, respectively, at a subscription price of $57.06 per share.


                                    III-28

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

OUTSIDE DIRECTORS STOCK PLAN

  The Outside Directors Stock Plan ("Directors Plan") provides for the issuance of shares of common stock to nonemployee directors on a restricted basis. Each nonemployee director was issued 200 restricted shares of common stock in 1995 and 193 shares in 1996. Subject to shareholder approval, each year beginning in 1997, each outside director will be issued a number of shares equal to $40,000 divided by the mean between the high and low sales price for the Company's common stock price on the date of issuance. The restrictions on the shares lapse at the time of death, retirement from the board, or disability.

LONG-TERM INCENTIVE PLANS

  The Company initially reserved 4,000,000 shares for issuance under the 1990 Long-Term Incentive Plan ("Incentive Plan"), which expired March 9, 1995. Restricted stock was awarded to employees at no cost, based on increases in average market value of the Company's common stock. At the time restricted shares were awarded, the market value of the stock was added to common stock and additional paid-in capital and was deducted from shareholders' equity (long-term incentive plan deferred compensation). Long-term incentive plan deferred compensation is amortized over the vesting (restriction) period, generally five years, with adjustments made quarterly for market price fluctuations. At the time awarded shares become vested, the Company will pay on behalf of each participant a cash bonus in the amount of the estimated income tax liability to be incurred by the participant as a result of the award and cash bonus. Shares totaling 1,155,000 were awarded under the Incentive Plan, of which 676,000 restricted shares remained outstanding as of December 31, 1996.

  The Company recognized compensation expense of $29 million in 1996, $22 million in 1995, and $37 million in 1994 related to these incentive plans.

EMPLOYEE STOCK OPTION PLANS

  The 1995 Shareholder Value Incentive Plan ("SVIP") provides for the granting of stock options having a term of either 5 1/2 or 10 years to officers and key employees. At December 31, 1996, the Company had 8,100,000 shares of common stock reserved for issue under the SVIP. Options having a term of 10 years become exercisable in 9 1/2 years unless certain performance targets tied to the Company's common stock performance are met which would enable the holder to exercise such options after 3, 4, or 5 years from the grant date. Options having a term of 5 1/2 years may be exercised only if such performance targets are met in the third, fourth, or fifth year after such grant date. At the time options are exercised, the exercise price is payable in cash or by surrender of shares of common stock already owned by the optionee.

  The 1994 Employee Stock Option Plan ("1994 Option Plan") provided for the granting of stock options to certain nonofficer key employees. There are also options outstanding under both the 1993 Employee Stock Option Plan ("1993 Option Plan") and the 1984 Employee Stock Option Plan ("1984 Option Plan").

  Except with respect to the SVIP and the 1994 Option Plan, holders of stock options are paid cash bonuses, payable upon exercise of an option, of an amount not to exceed the amount by which the market value of the common stock, as defined, exceeds the option price. In addition, holders of options granted under plans other than the SVIP and the 1994 Option Plan may surrender all or part of the related stock option in exchange for common stock with a fair market value equal to the amount by which the market value of the shares covered by the option exceeds the aggregate option exercise price.

  Except for the SVIP and the 1994 Option Plan (which are noncompensatory for financial reporting purposes), compensation resulting from stock options and cash bonuses was initially measured at the grant date based on the market value of the common stock and adjustments are made quarterly for market price fluctuations.

                                    III-29

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

The Company recognized 1993 Option Plan and 1984 Option Plan compensation expense of $2 million in 1996 and $6 million in 1995 and 1994.

  Additional information relating to the Company's employee stock option plans is as follows:

                                               YEAR ENDED DECEMBER 31
                              -----------------------------------------------------------
                                     1996                1995                1994
                              ------------------- ------------------- -------------------
                                         WEIGHTED            WEIGHTED            WEIGHTED
                                         AVERAGE             AVERAGE             AVERAGE
                                         EXERCISE            EXERCISE            EXERCISE
                               SHARES     PRICE    SHARES     PRICE    SHARES     PRICE
                              ---------  -------- ---------  -------- ---------  --------
   Options outstanding at
    January 1...............  2,217,000   $75.61  1,646,000   $66.77  1,055,000   $55.91
   Options granted..........  2,150,500    72.63  1,223,200    80.50    937,000    75.00
   Options
    exercised/surrendered...   (117,400)   57.15   (619,000)   61.63   (291,000)   52.69
   Options cancelled........    (91,600)   75.45    (33,200)   77.64    (55,000)   73.23
                              ---------   ------  ---------   ------  ---------   ------
   Options outstanding at
    December 31.............  4,158,500   $74.53  2,217,000   $75.61  1,646,000   $66.77
   Options available for
    grant at December 31....  4,811,000           6,895,000             111,000
                              ---------           ---------           ---------
       Total reserved
        shares..............  8,969,500           9,112,000           1,757,000
                              =========           =========           =========
   Options exercisable at
    December 31.............    869,000           1,012,000             757,000
   Option prices per share:
     Granted................    $73-$77             $    81             $64-$75
     Exercised/surrendered..    $39-$75             $39-$75             $39-$66
     Cancelled..............    $39-$81             $39-$81             $39-$75

SHAREHOLDER RIGHTS PLAN

  The Company has a shareholder rights plan pursuant to which preferred stock purchase rights are issued at the rate of one right for each share of common stock. The rights expire on July 31, 1999, unless redeemed earlier. The rights are exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender offer for 30% or more of the common stock. In such event, each right entitles the holder to buy, at an exercise price of $175, one one-hundredth of a newly issued share of Series A Junior Preferred Stock, of which 5 million shares were reserved at December 31, 1996. Due to the nature of its dividend, liquidation, and voting rights, the economic value of one one-hundredth of a share of junior preferred stock should approximate the economic value of one share of common stock. In addition, if one of several specified events (generally involving self-dealing transactions by an acquirer of the Company's common stock or a business combination involving the Company) occurs, each right generally entitles the holder to buy, at an exercise price of $175 (subject to adjustments), shares of either the Company's Series A Junior Preferred Stock or the acquirer's common stock, in either case having a market value of twice the exercise price.

CAPITAL STOCK

  During the year ended December 31, 1995, the Company purchased 618,000 shares of its common stock at an aggregate purchase price of $47 million on the open market. The resolution of the board of directors authorizing such repurchases provides that none will be made as long as the total debt of the Company exceeds $5.5 billion.

OTHER

  The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," in 1996. The Company has elected to continue to account for its stock-based compensation plans under APB Opinion No. 25

                                    III-30

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES and disclose pro forma effects of the plans on net income and earnings per share as provided by SFAS No. 123. Accordingly, no compensation cost has been recognized for the SVIP plan or the Employee Stock Purchase Plan. Had compensation cost for these plans been determined based on the fair value at the grant dates for 1995 and 1996 awards under the plan consistent with the method of SFAS No. 123, the Company's pro forma net income would have been $144 million and $1,014 million for 1996 and 1995, respectively. Pro forma earnings per share would have been $1.59 and $11.24 for 1996 and 1995, respectively. The pro forma amounts were calculated with the fair value of each option grant estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average per share fair value of options granted was $9.15 in 1996 and $5.36 in 1995. For the SVIP plan, the following weighted average assumptions were used for grants in 1996 and 1995, respectively: dividend yield of 2% and 1.6%; option forfeiture rate of 3% and 3%; stock volatility factor of .3 and .3; risk-free interest rate of 5.7% and 7.4%; and an expected life of ten years and ten years. The total value of SVIP options granted during 1996 and 1995 was computed as $40.9 million and $32 million, respectively. For the Employee Stock Purchase Plan, the following weighted average assumptions were used for grants in 1995: dividend yield of 2%; option forfeiture rate of 28%; stock volatility factor of .23; risk-free interest rate of 5.7%; and an expected life of two years. The total value of Employee Stock Purchase Plan options granted during 1995 was computed as $26.4 million. No Employee Stock Purchase Plan grants were made in 1996.

10. COMMITMENTS AND CONTINGENCIES

  The Company is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings involving environmental matters. Liability insurance in effect during the last several years provides only very limited coverage for environmental matters.

  The Company is involved in environmental remediation activities at approximately 200 sites, both owned by the Company and owned by others, where it has been notified that it is or may be a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or similar state "superfund" laws. Of the known sites in which it is involved, the Company estimates that approximately 31% are being investigated, approximately 43% are being remediated, and approximately 26% are being monitored (an activity which occurs after either site investigation or remediation, has been completed). The ultimate costs to the Company for the investigation, remediation and monitoring of many of these sites cannot be predicted with certainty, due to the often unknown magnitude of the pollution or the necessary cleanup, the varying costs of alternative cleanup methods, the amount of time necessary to accomplish such cleanups, the evolving nature of cleanup technologies and government regulations, and the inability to determine the Company's share of multiparty cleanups or the extent to which contribution will be available from other parties. The Company has established reserves for environmental remediation costs for these sites in amounts which it believes are probable and reasonably estimable. Based on analysis of currently available information and previous experience with respect to the cleanup of hazardous substances, the Company believes that it is reasonably possible that costs associated with these sites may exceed current reserves by amounts that may prove insignificant or that could range, in the aggregate, up to approximately $63 million. This estimate of the range of reasonably possible additional costs is less certain than the estimates upon which reserves are based, and in order to establish the upper limit of such range, assumptions least favorable to the Company among the range of reasonably possible outcomes were used. In estimating both its current reserve for environmental remediation and the possible range of additional costs, the Company has not assumed it will bear the entire cost of remediation of every site to the exclusion of other known potentially responsible parties who may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, based generally on the parties' financial condition and probable contribution on a per site basis.

  In July 1996, the Company executed an agreement with the United States Department of Justice and the Environmental Protection Agency ("EPA"), which was subsequently approved by the Federal District Court in Atlanta, to settle numerous allegations made by the EPA involving potential claims under the Clean Air Act at 41 of the Company's building product manufacturing plants. Pursuant to this settlement, the Company has begun

                                    III-31

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES to install emissions control equipment at ten of its plywood plants and at one oriented strand board manufacturing plant at a cost currently estimated at $30 million. The Company has also paid a civil penalty of $6 million and is funding various environmental improvement projects having a cost of $4.25 million.

  Since 1989, the Company has been involved in litigation in state courts in Mississippi in which numerous plaintiffs claimed personal injury and property damage as a result of the alleged discharge of dioxin into the Leaf River from a pulp mill owned by a subsidiary of the Company. In 1995 and 1996, the Mississippi Supreme Court reversed two lower court judgments which had imposed compensatory and punitive damages on the Company. The court ruled that the plaintiffs had failed to prove that the defendants had caused any personal injury or property damage or that the defendants' conduct was intentional, willful, wanton, or grossly negligent. Nearly all of the dioxin cases pending in the Mississippi state courts were dismissed in 1996, although appeals from some of these dismissals and one jury verdict in favor of the Company have been filed. The Company intends to file summary judgment motions in the remaining cases. In light of the opinions of the Mississippi Supreme Court and the dismissal of nearly all of the pending cases, the Company believes this litigation no longer represents a material contingency.

  On April 8, 1996, the United States District Court for the Northern District of Mississippi granted a declaratory judgment to several subsidiaries of the Company against certain of its insurance carriers holding that these insurers are obligated to reimburse such subsidiaries for costs incurred to defend against litigation involving the alleged discharge of dioxin from the Leaf River mill and to indemnify such subsidiaries in the event they are found liable for damages as a result of such alleged discharges. In December 1996, the primary insurer agreed to pay a substantial portion of such defense costs.

  The Company and many other companies are defendants in suits brought in various courts around the nation by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing products. These suits allege a variety of lung and other diseases based on alleged exposure to products previously manufactured by the Company. In many cases, the plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure.

  The Company generally resolves asbestos cases by voluntary dismissal or settlement for amounts it considers reasonable given the facts and circumstances of each case. The amounts it has paid to defend and settle these cases to date have been substantially covered by product liability insurance. The Company is currently defending claims of approximately 55,000 such plaintiffs and anticipates that additional suits will be filed against it over the next several years. The Company has insurance available in amounts which it believes are adequate to cover substantially all of the reasonably foreseeable damages and settlement amounts arising out of claims and suits currently pending. The Company has further insurance coverage available for the disposition of suits that may be filed against it in the future, but there can be no assurance that the amounts of such insurance will be adequate to cover all future claims. The Company has established reserves for liabilities and legal defense costs it believes are probable and reasonably estimable with respect to pending suits and claims and a receivable for expected insurance recoveries.

  The Company is defending an action in Alabama state court that seeks to recover damages on behalf of a class of all persons currently owning structures in the United States on which hardboard siding manufactured by the Company after January 1, 1980 has been installed. The plaintiffs allege that this hardboard siding was inadequately designed and manufactured and, as a consequence, prematurely discolors and deteriorates. They also dispute the validity and availability of the warranty issued with the product. The plaintiffs seek unspecified compensatory and punitive damages, declaratory relief regarding the availability of warranties, restitution, and injunctive relief. A similar case has been filed against the Company and another defendant in state court in

                                    III-32

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

Georgia seeking to certify a class of individuals whose mobile homes contain the Company's hardboard siding. The plaintiffs seek damages in excess of $10,000 for each purported class member.

  Although the ultimate outcome of these environmental matters and legal proceedings cannot be determined with certainty, based on presently available information, management believes that adequate reserves have been established for probable losses with respect thereto. Management further believes that the ultimate outcome of such environmental matters and legal proceedings could be material to operating results in any given quarter or year but will not have a material adverse effect on the long-term results of operations, liquidity, or consolidated financial position of the Company.

11. RELATED-PARTY TRANSACTIONS

  The Company is a 50% partner in a joint venture ("GA-MET") with Metropolitan Life Insurance Company ("Metropolitan"). GA-MET owns and operates the Company's main office building in Atlanta, Georgia. The Company accounts for its investment in GA-MET under the equity method.

  At December 31, 1996, GA-MET had an outstanding mortgage loan payable to Metropolitan in the amount of $153 million. The note bears interest at 9 1/2%, requires monthly payments of principal and interest through 2011, and is secured by the land and building owned by the joint venture. In the event of foreclosure, each partner has severally guaranteed payment of one-half of any shortfall of collateral value to the outstanding secured indebtedness. Based on the present market conditions and building occupancy, the likelihood of any obligation to the Company with respect to this guarantee is considered remote.

12. UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

                                        FIRST QUARTER       SECOND QUARTER
                                     ------------------- ----------------------
                                       1996      1995       1996       1995
                                     --------- --------- ----------------------
                                      (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
   Net sales........................ $   3,053 $   3,481 $    3,324 $    3,705
   Gross profit (net sales minus
    cost of sales)..................       769     1,084        810      1,123
   Income before extraordinary
    item............................        50       232         10        265
   Net income.......................        50       232          5        265
   Income per share before
    extraordinary item..............      0.55      2.59       0.11       2.95
   Net income per share.............      0.55      2.59       0.06       2.95
   Dividends declared per common
    share...........................      0.50      0.40       0.50       0.50
   Price range of common stock:
     High...........................     75.25     81.75      78.50      86.75
     Low............................     63.00     71.13      67.63      75.88
                                        THIRD QUARTER       FOURTH QUARTER
                                     ------------------- ----------------------
                                       1996      1995       1996       1995
                                     --------- --------- ----------------------
                                      (In Millions, Except Per Share Amounts)
   Net sales........................ $   3,451 $   3,712 $    3,196 $    3,415
   Gross profit (net sales minus
    cost of sales)..................       810     1,233        702        988
   Income before extraordinary
    item............................        99       324          2        197
   Net income.......................        99       324          2        197
   Income per share before
    extraordinary item..............      1.09      3.57       0.02       2.17
   Net income per share.............      1.09      3.57       0.02       2.17
   Dividends declared per common
    share...........................      0.50      0.50       0.50       0.50
   Price range of common stock:
     High...........................     79.75     95.75      81.00      87.88
     Low............................     69.75     84.25      69.25      65.75


                                    III-33

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES

13. SUBSEQUENT EVENTS (UNAUDITED)

  On March 31, 1997, the Company completed the sale of its Martell, California operations for $308 million. Assets included in this transaction were 127,000 acres of timberlands, a sawmill, and a particleboard plant. The Company recognized a pretax gain of $128 million ($80 million after taxes), which is included in other (income) expense in the accompanying financial statements. In conjunction with the sale of the Martell operations the Company received notes receivable from the purchaser in the amount of $270 million. The Company monetized these notes receivable through the issuance of notes payable in a private placement. The notes receivable are included in other assets and the notes payable are classified as other long-term liabilities in the Company's consolidated balance sheet.

  The accounts receivable program discussed in Note 4 has been extended to May 1998.

  The Company reached an agreement in August 1997 with the New York Department of Environmental Conservation concerning alleged disposal of PCB-contaminated wastes from the Company's Plattsburgh, New York facility into Cumberland Bay of Lake Champlain. The Company has agreed to pay $9 million to the State of New York in full settlement of its remediation obligations with respect to this site.

  The Company and many other companies are defendants in suits brought in various courts around the nation by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing products. These suits allege a variety of lung and other diseases based on alleged exposure to products previously manufactured by the Company. The total number of claims has increased by approximately 3,000 since December 31, 1996. The Company has insurance available in amounts which it believes are adequate to cover substantially all of the reasonably foreseeable damages and settlement amounts arising out of claims and suits currently pending. The Company has further insurance coverage available for the disposition of suits that may be filed against it in the future, but there can be no assurance that the amounts of such insurance will be adequate to cover all future claims. The Company has established reserves for liabilities and legal defense costs it believes are probable and reasonably estimable with respect to pending suits and claims and a receivable for expected insurance recoveries.

  The Company is defending an action in Alabama state court that seeks to recover damages on behalf of a class of all persons currently owning structures in the United States on which hardboard siding manufactured by the Company after January 1, 1980, has been installed. The plaintiffs allege that this hardboard siding was inadequately designed and manufactured and as a consequence prematurely discolors and deteriorates. They also dispute the validity and availability of the warranty issued with the product. On July 24, 1997, the court preliminarily approved a proposed settlement of this case, authorized a program to provide notice to class members and set a date in January 1998 for a hearing on the fairness of the settlement. Accordingly, the settlement remains subject to final court approval. The settlement provides a procedure for resolving product warranty claims on certain of the Company's hardboard siding products and for payment of $3 million in legal fees to plaintiffs' counsel, plus expenses not to exceed $200,000. In addition, plaintiffs' counsel will be entitled to additional fees based upon a percentage of claims paid by the Company. The Company has previously established financial reserves it believes to be adequate to pay eligible claims and legal fees. However, the volume and timing of actual claims, or the number of potential claimants who choose not to participate in the settlement, could cause settlement costs to exceed established reserves. A similar case has been filed against the Company and another defendant in state court in Georgia seeking to certify a class of individuals whose mobile homes contain the Company's hardboard siding. On July 8, 1997, a purported nationwide class action was filed against the Company in state court in Georgia making claims substantially similar to those alleged in the Alabama class action. The Company believes the claims of the members of these purported class actions are encompassed within the settlement of the Alabama case and it will seek to have these cases dismissed.

  In May of 1997, the Company and nine other companies were named as defendants in a class action suit alleging that they engaged in a conspiracy to fix the prices of sanitary commercial paper products, such as towels

                                    III-34

                 GEORGIA-PACIFIC CORPORATION AND SUBSIDIARIES and napkins, in violation of federal and state laws. Approximately 40 similar suits have been filed in federal courts in California, Florida, Georgia and Wisconsin, and in the state courts of California and Tennessee. The Company and the other defendants have removed the California and Tennessee state court actions to federal court. However, plaintiffs have filed motions seeking to have these cases remanded to state court. On September 4, 1997, one of these California actions was remanded back to state court. In addition, the Company and the other defendants filed a petition with the Federal Judicial Panel on Multi-District Litigation asking the Panel to consolidate all of the federal court cases in one jurisdiction. On October 15, 1997 the Panel consolidated all federal court cases in the federal district court in Gainesville, Florida. This court will decide the outstanding motions to remand cases to state courts in California and Tennessee. The Company has denied that it has engaged in any of the illegal conduct alleged in these cases and intends to defend itself vigorously.

  Although the ultimate outcome of these environmental matters and legal proceedings cannot be determined with certainty, based on presently available information management believes that adequate reserves have been established for probable losses with respect thereto. Management further believes that the ultimate outcome of such environmental matters and legal proceedings could be material to operating results in any given quarter or year, but will not have a material adverse effect on the long-term results of operations, liquidity or consolidated financial position of the Company.

                                    III-35

                                                                        ANNEX IV

                             GEORGIA-PACIFIC GROUP

                                                                           PAGE
                                                                           -----
Business.................................................................. IV-2
Management's Discussion and Analysis...................................... IV-11
Combined Financial Statements............................................. IV-19

                                   BUSINESS

GENERAL

  The Company, founded in 1927 as a wholesaler of hardwood lumber in Augusta, Georgia, has grown through expansion and acquisitions to become one of the world's leading manufacturers and distributors of building products and one of the world's leading producers of pulp and paper. The Georgia-Pacific Group is one of the nation's largest producers of structural and other wood panels, lumber, communication papers, containerboard and market pulp. It also is the second largest gypsum wallboard producer in North America and operates the world's largest building products distribution system. In addition, it operates a rapidly growing tissue products business. To operate facilities in more than 300 locations, the Georgia-Pacific Group employs approximately 47,000 people.

CYCLICALITY AND VOLATILITY OF EARNINGS

  The pulp and paper industry and, to a lesser extent, the building products industry, are subject to highly cyclical earnings patterns which in recent years have become more volatile. This cyclicality is attributed in large measure to capital spending patterns in these industries. Historically, the Company and its competitors have tended to invest large amounts of capital in building new manufacturing plants and in maintaining and rebuilding existing manufacturing facilities. These capital investments typically have been made at or shortly after earnings peaks. Given the long periods of time required to build new facilities and install new manufacturing equipment (generally 18-36 months), new manufacturing capacity in both the pulp and paper and the building products industries has frequently come on line at or near the same time, thus exacerbating supply and demand imbalances and causing the prices of many of the Company's products to fall sharply. Furthermore, the Georgia-Pacific Group's position as one of the leading worldwide manufacturers of several key products that are essentially commodities has further exacerbated the volatility of the Company's earnings. This increased volatility results from the fact that relatively minor movements in the price of finished products cause major fluctuations in the Georgia-Pacific Group's operating income due to the significant percentage of worldwide volume produced by it. There can be no assurance that the cyclicality that has characterized the pulp and paper and the building products industries in the past will not continue or increase in future years.

PRODUCTS

 BUILDING PRODUCTS

  GENERAL. The Georgia-Pacific Group, the largest manufacturer and distributor of building products in the United States, produces wood panels, including plywood, oriented strand board ("OSB") and industrial panels, lumber, gypsum products, chemicals and other products at 153 facilities in the United States and seven in Canada. Exports for the building products segment were $155 million in 1996 and $131 million for the nine-month period ended September 30, 1997, compared with $103 million for the same nine-month period in 1996. Its largest export markets are in the Caribbean and Europe.

    NET SALES AND OPERATING PROFITS DATA FOR THE BUILDING PRODUCTS SEGMENT
                                 (IN MILLIONS)

                                         NINE MONTHS
                                      ENDED SEPTEMBER 30 YEAR ENDED DECEMBER 31
                                      ------------------------------------------
                                        1997      1996    1996    1995    1994
                                      --------- ---------------- ------- -------
                                         (UNAUDITED)
NET SALES
  Wood panels........................  $  1,899 $  2,023 $ 2,666 $ 2,962 $ 3,159
  Lumber.............................     1,929    1,785   2,398   2,251   2,556
  Gypsum products....................       554      430     613     349     320
  Chemicals..........................       289      266     356     372     334
  Other..............................       913      921   1,227   1,262   1,086
                                      --------- -------- ------- ------- -------
TOTAL NET SALES...................... $   5,584 $  5,425 $ 7,260 $ 7,196 $ 7,455
                                      ========= ======== ======= ======= =======
TOTAL OPERATING PROFITS.............. $     344 $    236 $   201 $   395 $   791

  WOOD PANELS. The Georgia-Pacific Group, the largest producer of structural wood panels in the United States, accounts for about 20% of total United States capacity. Its 16 softwood plywood plants and six OSB plants can produce 7 billion square feet of panels annually. Most of these plants are located in the Southeast in order to benefit from timber supply, weather conditions, population and economic growth and other factors. The Georgia-Pacific Group devotes more than 50% of its plywood production to specialty applications such as decorative siding, sanded plywood and concrete forms. OSB, a non-veneered structural panel made from strands of wood arranged in layers and bonded with resin, serves many of the same uses as unsanded plywood, including roof decking, sidewall sheathing and floor underlayment.

  The Georgia-Pacific Group is also a major producer of manufactured board products for many industrial and construction applications. Twenty-two mills manufacture hardboard, particleboard, panelboard, softboard and medium-density fiberboard from logs, sawdust, shavings and chips. Applications include furniture, cabinets, housing, fixtures and other industrial products.

  During 1996, the Georgia-Pacific Group completed construction of an OSB plant in Virginia and a medium density fiberboard plant in Canada. Combined capital investment for these projects totaled $175 million.

  LUMBER. The Georgia-Pacific Group, the second-largest lumber producer in the United States, manufactures about 2.7 billion board feet annually, or approximately 5% of total United States lumber production. Most of the Georgia-Pacific Group's 40 lumber mills are located in the South. Products include Southern pine, a variety of Appalachian and Southern hardwoods, cypress, redwood, cedar, spruce, Hemlock and Douglas fir.

  Demand for the Georgia-Pacific Group's engineered lumber products has increased rapidly in recent years, primarily as a result of the reduced availability and higher prices of conventional wide-dimension lumber. Laminated veneer lumber and wood I-joists, made from veneer, OSB and sawn lumber, can be designed to meet the precise performance requirements of roofing and flooring systems.

  During 1996, the Georgia-Pacific Group completed construction of a softwood sawmill in Oklahoma and a modernization project at a softwood sawmill in Arkansas. Combined capital investment for these projects totaled $55 million.

  GYPSUM PRODUCTS. The Georgia-Pacific Group's 21 gypsum board plants have an annual capacity of 6.4 billion square feet. The Georgia-Pacific Group is the third-largest producer of gypsum products in North America. Gypsum products include wallboard, specialty panels, fiberglass mat faced gypsum panel known as the "Dens" product line, fire-door cores, industrial plaster and joint compound. In addition, the Georgia-Pacific Group also operates four 100% recycled gypsum paperboard mills with a capacity of 282,000 tons per year. The Georgia-Pacific Group owns gypsum reserves of approximately 164 million recoverable tons, an estimated 35-year supply at current production rates.

  In the second quarter of 1996, the Georgia-Pacific Group purchased for $363 million the United States and Canadian gypsum operations of Domtar, Inc., consisting of 14 plants. As a part of its agreement with the United States Department of Justice permitting the Domtar acquisition, during the third quarter of 1996 the Georgia-Pacific Group sold its gypsum wallboard plants at Buchanan, New York and Wilmington, Delaware for approximately $60 million.

  CHEMICALS. The Georgia-Pacific Group is the forest products industry's leading supplier of wood resins, adhesives and specialty chemicals. It ships more than 3.5 billion pounds of thermosetting resins and pulp and paper chemicals annually from its 33 plants to the Georgia-Pacific Group's mills and outside customers. The Georgia-Pacific Group also produces chemicals for use in a variety of specialty applications in other industries.

  DISTRIBUTION. The distribution division of the Georgia-Pacific Group is the leading wholesaler of building products in the United States. It sells building products to independent dealers, industrial customers and the largest home improvement centers in the United States. The distribution business provides a nationwide outlet not only for a significant portion of the Georgia-Pacific Group's building products, but also for products that the distribution division purchases from third parties. In 1996, third-party purchases totaled $2.6 billion and accounted for approximately 60% of sales for the distribution division.

  In 1995, the distribution division undertook a reengineering of its organizational, logistical and information systems to improve customer service, grow its business and reduce costs. The implementation of these initiatives involves the integration of systems and logistics networks, consolidating 137 distribution centers formerly operated as independent businesses to create two national sales centers, 11 large regional distribution centers known as triads, 31 bulk distribution centers, 24 full mix distribution centers and four stand-alone millwork service centers. While the implementation of these initiatives is largely complete, the distribution division's margins have deteriorated, its costs have increased, and it has operated at a loss since 1995. The distribution division experienced operating losses of $90 million before restructuring charges of $117 million in 1996 and $55 million for the first nine months of 1997, compared with losses of $25 million before restructuring charges of $68 million for the first nine months of 1996, and it is currently projecting an operating loss for 1997. While management is aggressively addressing the problems associated with the distribution division's operations, it cannot predict when the division will return to profitability.

 PULP AND PAPER

  GENERAL. The Georgia-Pacific Group produces containerboard and packaging, communication papers, market pulp, tissue and other products at 81 facilities in the United States and one in Canada. Markets for its pulp and paper products are affected primarily by changes in industry capacity and the level of economic growth in the United States and export markets. Its combined production capacity for pulp, paper and paperboard is approximately 9.3 million tons annually. Exports for the pulp and paper segment, consisting primarily of market pulp and containerboard, were $870 million in 1996 and $643 million for the nine-month period ended September 30, 1997, compared with $672 million for the same nine-month period in 1996. The largest export markets for the pulp and paper segment are Asia, Europe and Latin America.

      NET SALES AND OPERATING PROFITS DATA FOR THE PULP AND PAPER SEGMENT
                                 (IN MILLIONS)

                                         NINE MONTHS
                                     ENDED SEPTEMBER 30  YEAR ENDED DECEMBER 31
                                     ------------------- -----------------------
                                       1997      1996     1996    1995    1994
                                     --------- --------- ------- ------- -------
                                         (UNAUDITED)
NET SALES
  Containerboard and packaging...... $   1,556 $   1,770 $ 2,293 $ 2,797 $ 2,185
  Communication papers..............     1,113     1,168   1,521   1,961   1,310
  Tissue............................       733       708     934     871     740
  Market pulp.......................       627       550     738   1,220     772
  Other.............................       107        92     123     113     131
                                     --------- --------- ------- ------- -------
TOTAL NET SALES..................... $   4,136 $   4,288 $ 5,609 $ 6,962 $ 5,138
                                     ========= ========= ======= ======= =======
TOTAL OPERATING PROFITS............. $     125 $     311 $   390 $ 1,611 $   204

  CONTAINERBOARD AND PACKAGING. The Georgia-Pacific Group is the second-largest producer of containerboard and the largest supplier of containerboard to independent converters in the United States. In addition to containerboard, it produces corrugated containers and packaging, bleached paperboard and kraft paper. Annual capacity at the Georgia-Pacific Group's four containerboard mills totals 3.5 million tons, representing approximately 10% of total United States capacity. Approximately 65% of its containerboard production is used by the Georgia-Pacific Group's corrugated packaging plants. The Georgia-Pacific Group sells the bulk of the remainder to independent converters in the United States, Latin America and Asia. Its exports totaled approximately 487,000 tons of containerboard during 1996 and approximately 390,000 tons during the nine-month period ended September 30, 1997.

  In addition to standard corrugated containers, the Georgia-Pacific Group's packaging plants manufacture many specialty packaging products. These include double- and triple-wall boxes, bulk bins, water-resistant packaging and high-finish and preprinted packaging for point-of-sale displays. It also produces and sells to independent converters over 250,000 tons annually of kraft paper, primarily for specialty kraft and multiwall bags. The Georgia-Pacific Group's Technology and Development Center in Norcross, Georgia, uses state-of-the-art technology to design and test packaging for its customers.

  The Georgia-Pacific Group also has the capacity to produce 400,000 tons of bleached paper board each year for use in frozen food containers, food service items and other products. In May 1997, it announced the formation of a joint venture with privately-held Gulf States Paper Corporation to sell bleached paperboard produced by both entities under Gulf States' established CartonMate(R) paperboard trademark. Of the Georgia-Pacific Group's 400,000 tons of bleached paperboard capacity, 195,000 tons will be sold by Gulf States, and the remaining capacity is expected to be converted gradually into fluff pulp production.

  During 1996, the Georgia-Pacific Group completed construction of a 900-ton-per-day recycling facility and a 600-ton-per-day recycled linerboard machine at its Big Island, Virginia containerboard mill, as well as a modernization project and a 300-ton-per-day expansion at its Toledo, Oregon, containerboard mill. Combined capital investment for these projects totaled $240 million.

  COMMUNICATION PAPERS. The Georgia-Pacific Group is the second-largest producer of communication papers in the United States. Communication papers are used in office reprographics, commercial printing, business forms, stationery, tablets, books, envelopes and checks. The Georgia-Pacific Group's seven communication papers mills have a combined annual capacity of 2.2 million tons, equal to approximately 16% of total United States capacity.

  In response to worldwide production overcapacity in the commodity communication papers market, the communication papers division adopted a strategy to develop brand names for certain of its products and to focus its marketing efforts on these branded products. Pursuant to this strategy, in the first half of 1997 the Georgia-Pacific Group introduced a brand-name line of premium paper called "Microprint" which has been designed to function in most modern office machines and is being marketed and sold to large retail office equipment companies.

  In July 1997, the communication papers division adopted a systems integration initiative, pursuant to which significant capital expenditures will be made to integrate certain business processes of the communication papers division with common computer software. Management believes that this initiative will enable the Georgia-Pacific Group to optimize machine function, decrease order fulfillment time and reduce transportation and inventory costs to support the growth of value-added products and of certain strategic customers.

  MARKET PULP. The Georgia-Pacific Group is the world's second-largest market pulp producer. It owns six mills with a combined annual capacity of 2.1 million tons, approximately 18% of total United States capacity. These mills produce Southern softwood, Southern hardwood and Northern hardwood pulps for use in the manufacture of many paper grades. The Georgia-Pacific Group also is a major supplier of fluff pulp and other specialty pulps. Fluff pulp is used primarily in the manufacture of disposable diapers and other sanitary items. Demand continues to grow for disposable diapers and sanitary items, particularly in developing countries. The Georgia-Pacific Group exports approximately 65% of its market pulp, primarily to Asia, Europe and Latin America.

  TISSUE. The Georgia-Pacific Group is one of the leading United States producers of tissue products, including bath tissue, paper towels, paper napkins and diaper carrier. The Georgia-Pacific Group manufactures these products at five primary mills and two secondary converting plants. Its capacity totals approximately 595,000 tons annually which represents about 9% of total United States capacity. Approximately 80% of this production is sold to consumers through grocery, drug and mass merchandise retailers. Consumer brand names include Angel Soft(R), Sparkle(R), Coronet(R), MD(R) and
Delta (R). The remaining production is sold primarily into commercial and industrial markets through independent distributors and directly to national fast food accounts.

  In recent years, demand for Georgia-Pacific Group's tissue products has exceeded its primary, or "parent roll," production capacity. Consequently, the Georgia-Pacific Group has purchased parent rolls from other manufacturers and subsequently has converted those parent rolls to satisfy that demand.

  To increase production capacity and reduce reliance on purchased parent rolls, the Georgia-Pacific Group has commenced two major expansion projects. The first project includes the construction of a new tissue machine and associated converting equipment at its Crossett, Arkansas facility. The new machine, which is designed to produce about 60,000 tons per year of bath tissue, is estimated to cost approximately $150 million and is scheduled for completion by late 1998. The second major expansion project is the rebuild of a tissue machine located at its Plattsburgh, New York facility and upgrades of tissue converting equipment at that location. The Plattsburgh project, which is expected to increase primary production capacity by about 30,000 tons per year, is expected to cost approximately $70 million and is scheduled for completion by late 1998.

  While competition in the tissue business is intense, prices for tissue products have tended to be more stable through economic cycles than those for the Georgia-Pacific Group's other paper products.

RAW MATERIALS

  The Georgia-Pacific Group relies on supplies of timber and wood fiber to manufacture its wood products and pulp, the latter of which it processes further in the production of a variety of paper products and tissue. Historically, the Georgia-Pacific Group has purchased approximately 25% of its timber and wood fiber needs from its own timberlands, and the remainder from a large number of other suppliers. Under the operating policy governing future sales of timber and wood fiber by the Timber Group to the Georgia-Pacific Group, the Timber Group will continue to supply a portion of the Georgia-Pacific Group's needs for these raw materials. For a discussion of the operating policy governing future sales of timber and wood fiber by the Timber Group to the Georgia-Pacific Group, see Note 12 to the Georgia-Pacific Group's financial statements.

  Because the Georgia-Pacific Group is highly dependent on supplies of timber and wood fiber, risk factors associated with suppliers' operations and the forest industry in general, including harvesting limitations, competition and environmental regulation, could affect the Georgia-Pacific Group's results of operations.

  Logging and hauling operations are performed by independent contractors of the Georgia-Pacific Group. The costs of these activities are included in the Georgia-Pacific Group's cost of sales.

CUSTOMERS

  The Georgia-Pacific Group has a large and diverse domestic and foreign customer base, no single one of which accounted for more than 10% of total sales in any of the past three fiscal years.

COMPETITION

  The Georgia-Pacific Group experiences competition in virtually all of its product lines from both large and small producers. Because most of its products are essentially commodities, it competes principally on the basis of price. Competition is intense, particularly in periods of excess supply. Increased competitive pressures could have a material adverse effect on the net sales, operating income and cash flows of the Georgia-Pacific Group.

REGULATION AND LITIGATION

  ENVIRONMENTAL REGULATION GENERALLY

  The Georgia-Pacific Group's operations are subject to federal, state and local environmental laws and regulations, including laws relating to water, air, solid waste and hazardous substances. Although it believes that it is in material compliance with these requirements, there can be no assurance that significant costs, civil and criminal penalties, and liabilities will not be incurred, including those relating to claims for damages to property or natural resources resulting from its operations. The Georgia-Pacific Group maintains environmental compliance programs and periodically conducts internal and independent third-party regulatory audits of its facilities to monitor compliance with such laws and regulations. Several of its facilities have been or currently are the subject of compliance or enforcement proceedings under environmental laws and regulations, and those same or other facilities may be the subject of compliance or enforcement proceedings under environmental laws and regulations in the future.

  Environmental laws and regulations have changed substantially and rapidly over the last 20 years, and the Georgia-Pacific Group anticipates there will be continuing changes in the future. The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, such as emissions of pollutants and the generation and disposal of wastes. Increasingly strict environmental restrictions and limitations have resulted in increased operating costs for the Georgia-Pacific Group and it is likely that the costs of compliance with environmental laws and regulations will continue to increase. For the three years from 1994 through 1996, the Georgia-Pacific Group expended $120 million, $125 million and $130 million, respectively, to ensure compliance with environmental regulations or as a result of environmental proceedings.

  There can be no assurance that existing or future environmental laws and regulations, administrative proceedings or judicial actions will not adversely affect the Georgia-Pacific Group or its ability to continue its activities and operations as currently conducted or to conduct similar activities and operations in the future.

  For a discussion of the environmental proceedings involving the Georgia-Pacific Group and related matters, see "Management's Discussion and Analysis" and Notes 1 and 11 to the Georgia-Pacific Group's financial statements.

  AIR QUALITY AND WATER QUALITY. Certain of the Georgia-Pacific Group's facilities emit regulated substances that are subject to the requirements of the federal Clean Air Act, as amended, and comparable state statutes. Most of these facilities are required to obtain federal operating permits under Title V of the 1990 Clean Air Act Amendments. Title V requires that major industrial sources of air pollution obtain federally enforceable permits which contain all of the applicable air quality restrictions for the facility.

  The federal Clean Water Act and comparable state statutes regulate discharges of process wastewater, and require National Pollutant Discharge Elimination System permits for discharges of industrial wastewater and stormwater into regulated public waters. Many of the Georgia-Pacific Group's facilities operate under such permits, particularly, its large pulp, paper and containerboard mills.

  The United States Environmental Protection Agency has announced that it will promulgate a set of technical provisions known as the "Cluster Rule" that will establish new requirements for air emissions and wastewater discharges from pulp and paper mills. If the Cluster Rule is enacted as currently proposed, the Georgia-Pacific Group estimates that capital expenditures of approximately $550 million will be made over the next eight years in order to comply with the Cluster Rule's requirements. Of the total, about $300 million will be needed within three years of the Cluster Rule's effective date, which is expected to be in the first quarter of 1998. One of the main components of the Cluster Rule is the requirement that pulp and paper mills use only elemental chlorine free ("ECF") technology, which will require the complete substitution of chlorine dioxide for elemental chlorine in the pulp bleaching process. Approximately $165 million of the amounts required to be spent in the next three years will go toward ECF conversion at mills located in Ashdown, Arkansas; Crossett, Arkansas; Bellingham, Washington; Palatka, Florida; and Woodland, Maine. The bulk of the remaining $135 million to be spent within the next three years is for additional air emissions controls at various Georgia-Pacific Group's pulp and paper facilities.

  Compliance with air emissions and water discharge regulations has resulted in investment of material amounts of capital in the past, and with the trend, as discussed above, toward more stringent regulation, additional material amounts of capital will be required to maintain such compliance.

  HAZARDOUS MATERIALS. Certain of the Georgia-Pacific Group's facilities use and generate both hazardous and nonhazardous substances, including wood waste and boiler ash, the handling and disposal of which is subject to federal and state laws, including the Resource Conservation and Recovery Act ("RCRA"), the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA," also known as "Superfund") and comparable state laws. CERCLA imposes liability, without regard to fault or the legality of the original act, on certain classes of persons (potentially responsible parties, or "PRPs") that contribute to a release or threatened release of a hazardous substance into the environment. PRPs include all owners or operators of a site at which such a release or threatened release occurs, as well as any person who disposed of, or arranged for disposal of, hazardous substances at such a site.

  In the ordinary course of their operations, several of the Georgia-Pacific Group's facilities have in the past used, and are expected to continue to use, on-site and off-site facilities for the disposal of hazardous and nonhazardous wastes. In addition, certain site activities, including those of former operators of the Georgia-Pacific Group's properties, may have resulted in conditions that may require remediation under environmental laws. The Georgia-Pacific Group believes that it will not incur responsibility for any cleanup costs under Superfund with respect to past activities affecting these facilities that would be likely to have a material adverse effect on the Georgia-Pacific Group's financial position, results of operations or liquidity. It has conducted, and in the future may conduct, limited environmental assessments of these facilities. Although there can be no assurances that any future assessments will not reveal additional environmental issues, the Georgia-Pacific Group believes that, based principally on the types of environmental matters identified to date, any future matters would not be likely to have a material adverse effect on the Georgia-Pacific Group's business, financial position or results of operations.

  SAFETY AND HEALTH

  The operations of all of the Georgia-Pacific Group's facilities are subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes relating to the health and safety of employees. The Georgia-Pacific Group believes that it is in substantial compliance with OSHA regulations, including general industry standards, permissible exposure levels for toxic chemicals (including wood dust and formaldehyde) and record-keeping requirements. The Georgia-Pacific Group conducts internal safety audits to identify potential violations of law or unsafe conditions and, in the future, expects to conduct similar internal safety audits of operations affecting its facilities. Based on the latest OSHA figures and published industry statistics, management of the Georgia-Pacific Group believes that its operations are the safest in the industry.

  LITIGATION

  The Georgia-Pacific Group has resolved an enforcement action brought by the Georgia Environmental Protection Division against its Brunswick pulp and paper mill for violations of the Clean Air Act that occurred prior to 1992. These violations were discovered by the Georgia-Pacific Group and voluntarily disclosed to the State. The Georgia-Pacific Group was assessed a $401,000 penalty plus costs of a supplemental environmental project.

  The Georgia-Pacific Group is a party to various other legal proceedings incidental to its business. As is the case with other companies in similar industries, it faces exposure from actual or potential claims and legal proceedings involving a variety of matters, including environmental claims. Liability insurance in effect during the last several years provides very limited coverage for environmental matters. Although the ultimate outcome of the pending environmental matters and legal proceedings cannot be determined with certainty, based on presently available information management of the Georgia-Pacific Group believes that adequate reserves have been established for probable losses with respect thereto. Management of the Georgia-Pacific Group further believes that the ultimate outcome of such environmental matters and legal proceedings could be material to operating results in any given quarter or year, but will not have a material adverse effect on the long-term results of its operations, liquidity or consolidated financial position. See
Note 11 to the Georgia-Pacific Group's financial statements.

MANAGEMENT AND EMPLOYEES

  MANAGEMENT. The executive officers of the Georgia-Pacific Group are as follows:

                                      Date first
                                      elected as
              Name                Age an officer       Position or office
              ----                --- ---------- -------------------------------
A. D. Correll....................  55    1988    Chairman, Chief Executive
                                                 Officer and President
Clint M. Kennedy.................  47    1988    Executive Vice President--
                                                 Pulp and Paperboard
Ronald L. Paul...................  54    1995    Executive Vice President--
                                                 Wood Products
John F. Rasor....................  53    1983    Executive Vice President--
                                                 Wood Procurement, Gypsum and
                                                 Industrial Wood Products
Lee M. Thomas....................  52    1993    Executive Vice President--Paper
                                                 and Chemicals
George A. MacConnell.............  49    1983    Senior Vice President--
                                                 Distribution and Millwork

  Alston D. Correll has been Chief Executive Officer of the Company since May 1993, Chairman since December 1993 and President since May 1996. He served as Chief Operating Officer of the Company from August 1991 until May 1993 and President and Chief Executive Officer from May 1993 until December 1993. Mr. Correll was elected as a Director of the Company on May 5, 1992. Mr. Correll served as Executive Vice President--Pulp and Paper from April 1989 through July 1991.

  Clint M. Kennedy has been Executive Vice President--Pulp and Paperboard of the Company since January 1, 1997. Prior to that time, he served as Senior Vice President--Pulp, Bleached Board and Logistics from February 1995 until December 1996, Group Vice President--Pulp and Bleached Board from July 1992 through January 1995 and Vice President--Sales and Marketing, Pulp and Bleached Board from May 1990 to July 1992.

  Ronald L. Paul, upon approval of the Letter Stock Proposal by the shareholders of the Company, will be named Executive Vice President--Wood Products. He has been the Vice President--Structural Panels and Building Products Engineering of the Company since May 1996. He served as Vice President--Engineering and Technology--Building Products from May 1995 to May 1996. Prior to that time, he served as Vice President--Corporate Operations, General Manager--Southern Division, Louisiana-Pacific Corporation from 1994 through 1995 and President of Kirby Forest Industries, Inc. from 1987 through 1994.

  John F. Rasor, upon approval of the Letter Stock Proposal by the shareholders of the Company, will be named Executive Vice President--Wood Procurement, Gypsum and Industrial Wood Products. He has been Executive Vice President--Forest Resources of the Company since January 1, 1997. Prior to that time, he served as Senior Vice President--Forest Resources from February 1995 until December 1996, Group Vice President--Forest Resources from May 1992 through January 1995, Group Vice President--Timber from January 1992 to May 1992, Vice President--Forest Resources from 1991 to January 1992, and Vice President--Eastern Wood Products Manufacturing Division from 1989 to 1991.

  Lee M. Thomas, upon approval of the Letter Stock Proposal by the shareholders of the Company, will be named Executive Vice President -- Paper and Chemicals. He has been Executive Vice President--Paper of the Company since January 1, 1997. Prior to that time, he served as Senior Vice President--Paper from February 1995 until December 1996, Senior Vice President--Environmental, Government Affairs and Communications from February 1994 through January 1995, and Senior Vice President--Environmental and Government Affairs from March 1993 through January 1994. Prior to joining the Company in March 1993, Mr. Thomas served as Chairman and Chief Executive Officer of Law Companies Environmental Group, Inc. (an engineering and environmental services company) from 1989 until March 1993.

  George A. MacConnell has been Senior Vice President--Distribution and Millwork of the Company since February 1993 and served as Senior Vice President--Distribution and Specialty Operations from 1989 to February 1993.

  EMPLOYEES. The Georgia-Pacific Group employs approximately 47,000 people. The majority are members of unions. The Georgia-Pacific Group considers its relationship with its employees to be good. Sixty-six union contracts are subject to negotiation and renewal in 1997, including two at large paper facilities.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                             GEORGIA-PACIFIC GROUP

  The Georgia-Pacific Group consists of all of the Georgia-Pacific Corporation's manufacturing mills and plants. These include 81 facilities in the United States and one in Canada manufacturing containerboard and packaging materials, communication papers, market pulp, tissue and other products, 153 facilities in the United States and seven in Canada which manufacture lumber, wood panels such as plywood, oriented strand board and industrial panels, gypsum products, chemicals and other products, and a distribution organization that operates a network of sales centers, large distribution centers and smaller local distribution centers throughout the United States. The accompanying financial statements present the historical results of operations and financial condition of the operations that comprise the Georgia-Pacific Group. The results of operations of the Georgia-Pacific Group have historically been, and are expected to continue to be, subject to highly cyclical earnings patterns. See "Business--Cyclicality and Volatility of Earnings."

  The Georgia-Pacific Group also includes a procurement function that is responsible for purchasing timber and wood fiber for all of the Georgia-Pacific Group's manufacturing facilities. Historically, approximately 25% of the Georgia-Pacific Group's timber requirements has been supplied by the Timber Group and the remaining 75% has been supplied by unaffiliated third parties.

  As more fully described in Note 12 to the Georgia-Pacific Group's financial statements, the Georgia-Pacific Group and the Timber Group have negotiated an operating policy governing future sales of timber and wood fiber by the Timber Group to the Georgia-Pacific Group.


                        SELECTED INDUSTRY SEGMENT DATA
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                   NINE MONTHS
                               ENDED SEPTEMBER 30    YEAR ENDED DECEMBER 31
                               --------------------  -------------------------
                                 1997       1996      1996     1995     1994
                               ---------  ---------  -------  -------  -------
NET SALES
Building products............  $   5,584  $   5,425  $ 7,260  $ 7,196  $ 7,455
Pulp and paper...............      4,136      4,288    5,609    6,962    5,138
Other........................         27         23       32       37       31
                               ---------  ---------  -------  -------  -------
Total net sales..............  $   9,747  $   9,736  $12,901  $14,195  $12,624
                               =========  =========  =======  =======  =======
OPERATING PROFITS
Building products............  $     344  $     236  $   201  $   395  $   791
Pulp and paper...............        125        311      390    1,611      204
Other........................          8          8        5        8       13
                               ---------  ---------  -------  -------  -------
Total operating profits......        477        555      596    2,014    1,008
General corporate............       (136)      (129)    (154)    (156)    (164)
Interest expense.............       (291)      (267)    (354)    (321)    (372)
Provision for income taxes...        (32)       (80)     (54)    (616)    (207)
                               ---------  ---------  -------  -------  -------
Income before extraordinary
 item and accounting change..         18         79       34      921      265
Extraordinary item, net of
 taxes.......................        --          (5)      (5)     --       (11)
Cumulative effect of
 accounting change, net of
 taxes.......................        --         --       --       --        (5)
                               ---------  ---------  -------  -------  -------
Net income...................  $      18  $      74  $    29  $   921  $   249
                               =========  =========  =======  =======  =======
PRO FORMA PER SHARE:
Income before extraordinary
 item and accounting change..  $    0.20             $  0.38
Extraordinary item, net of
 taxes.......................        --                (0.06)
Cumulative effect of
 accounting change, net of
 taxes.......................        --                  --
                               ---------             -------
Net income...................  $    0.20             $  0.32
                               =========             =======

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 1996

  The Georgia-Pacific Group reported net sales of $9.7 billion and a net income of $18 million (pro forma 20 cents per share) for the nine months ended September 30, 1997, compared with net sales of $9.7 billion and net income of $74 million (pro forma 82 cents per share) in 1996. The 1997 results include a first quarter pretax gain of $14 million (pro forma 9 cents per share after tax) from the sale of the Georgia-Pacific Group's Martell, California, assets which included a sawmill and a particleboard plant. The 1996 results include other pretax income of $4 million (3 cents per share after-tax), resulting from a net pretax charge of $37 million primarily related to the voluntary early retirement program discussed below, and a pretax gain of $41 million from the sale of two gypsum wallboard facilities. An extraordinary, after-tax loss of $5 million (pro forma 5 cents per share) was recorded in the 1996 second quarter for the early retirement of debt.

  In 1996, the Georgia-Pacific Group set a goal of improving its annual pretax earnings by approximately $400 million through a three-year effort to reduce overhead costs and improve efficiencies throughout the Georgia-Pacific Group. The Georgia-Pacific Group expects to achieve about half of this cost reduction by eliminating work and the related salaried positions. As part of this effort, the Georgia-Pacific Group implemented a voluntary early retirement program in 1996. The Georgia-Pacific Group also expects to realize significant efficiencies and cost savings from cost reduction efforts at its manufacturing facilities and from substantial investments it is making to restructure its building products distribution division (discussed below) and install new information systems.

  SG&A was $834 million for the nine months ended September 30, 1997, compared with $1,018 million in 1996. The cost reduction is largely a result of the voluntary early retirement program initiated in 1996 and overhead reduction plans implemented in 1997. The Georgia-Pacific Group expects full-year 1997 SG&A to be more than $200 million lower than in 1996.

  The Georgia-Pacific Group reported income before income taxes of $50 million and an income tax provision of $32 million for the nine months ended September 30, 1997, compared with pretax income of $159 million and an income tax provision of $80 million for the first nine months of 1996. The effective tax rate used to calculate the provision for income taxes for both years was higher than the statutory rates used to calculate federal and state income taxes primarily because of nondeductible goodwill amortization expense associated with past business acquisitions.

  The remaining discussion refers to the "Selected Industry Segment Data" table above.

BUILDING PRODUCTS

  The Georgia-Pacific Group's building products segment reported net sales of $5.6 billion and operating profits of $344 million for the nine months ended September 30, 1997, compared with net sales of $5.4 billion and operating profits of $236 million for the nine months ended September 30, 1996. The 1996 nine months' results included a $17 million expense for the early retirement program referred to above and a $41 million pretax gain on the sale of two gypsum wallboard production facilities. Return on sales increased to 6.2% in the first nine months of 1997 from 4.4% in the first nine months of 1996. A 15% increase in lumber prices, combined with a 12% increase in gypsum prices and shipment volumes, more than offset approximately 32% lower prices for oriented strandboard and an increase in log costs.

  Operating losses for the Georgia-Pacific Group's building products distribution division were $55 million for the first nine months of 1997, compared with losses of $25 million in 1996 before restructuring charges of $68 million. Operating losses were worse for the first nine months of 1997 compared to the first nine months of 1996 primarily as a result of an approximate $33 million deterioration in margins. Sales volumes were down in the first nine months of 1997 compared with the same period in 1996. The division is currently projecting an operating loss for 1997, as the business continues to experience problems stemming from a restructuring of its administrative and logistical processes that is impeding its ability to return to profitability. Management is aggressively addressing these problems, but cannot predict when the division will return to profitability. Capital expenditures for the acquisition and construction of new distribution facilities to restructure this division are expected to total approximately $400 million, excluding proceeds from asset sales. Approximately $385 million of that amount had been invested since the inception of the restructuring program through September 30, 1997.

  Lumber prices began to decrease towards the end of the third quarter of 1997, and the Georgia-Pacific Group anticipates sharply lower lumber prices and somewhat lower plywood and oriented strandboard prices in the fourth quarter. In addition, the operating loss of the Distribution Division is expected to increase significantly in the fourth quarter of 1997 compared to earlier quarters. These factors will adversely affect fourth quarter 1997 operating profits of the building products segment, compared to the third quarter of 1997.

  Selected financial and operating data for the building products distribution business are shown in the table below.

                      SELECTED DISTRIBUTION DIVISION DATA
                                 (IN MILLIONS)

                                     NINE MONTHS ENDED
                                       SEPTEMBER 30      YEAR ENDED DECEMBER
                                     ------------------  ----------------------
                                       1997      1996     1996    1995    1994
                                     --------  --------  ------  ------  ------
Sales............................... $  3,189  $  3,298  $4,407  $4,673  $4,909
Operating (loss) profit.............      (55)      (93)   (207)    (60)     91
Capital expenditures................       33       207     224     132      35
Depreciation........................       35        34      45      23      18

 PULP AND PAPER

  The Georgia-Pacific Group's pulp and paper segment reported net sales of $4.1 billion and operating profits of $125 million for the nine-month period ended September 30, 1997, compared with net sales of $4.3 billion and operating profits of $311 million in 1996. The 1996 nine months' results included a $20 million expense for the voluntary early retirement program referred to above. Return on sales decreased to 3% for the first nine months of 1997 compared with 7.3% for the same period in 1996, primarily as a result of substantially lower year-to-date average prices for containerboard and communication papers. Compared with the first nine months of 1996, year-to-date average prices were approximately 25% lower for containerboard and approximately 10% lower for communication papers. Year-to-date average prices for the other major paper grades were approximately the same as the comparable amounts for 1996.

  Prices for market pulp and communication paper increased in the second and third quarters of 1997, but are expected to be flat in the fourth quarter. The Georgia-Pacific Group anticipates modest increases in containerboard and packaging prices in the fourth quarter compared to earlier quarters of 1997. The fourth quarter will also be impacted due to scheduled maintenance shutdowns at certain facilities. Overall operating profits of the pulp and paper segment in the fourth quarter of 1997 are expected to be slightly below those of the third quarter.

1996 COMPARED WITH 1995

  The Georgia-Pacific Group reported net sales of $12.9 billion and net income of $29 million (pro forma 32 cents per share) for 1996, compared with net sales of $14.2 billion and net income of $921 million (pro forma $10.21 per share) in 1995. The 1996 results include net unusual pretax expenses of $116 million (pro forma 78 cents per share after tax). The unusual items include charges of $39 million primarily related to the voluntary early retirement program referred to above, a pretax gain of $39 million from the sale of two gypsum wallboard facilities and $117 million of expenses resulting from a project to change and improve certain processes in the Georgia-Pacific Group's building products distribution division. Net income in 1996 also includes an extraordinary, after-tax loss of $5 million (pro forma 6 cents per share) for the early retirement of debt.

  Costs associated with the three-year program to reduce overhead costs and improve efficiencies throughout the Georgia-Pacific Group (discussed under "Nine Months Ended September 30, 1997 Compared With Nine Months Ended September 30, 1996," above) were $39 million in 1996. This amount includes the cost of the voluntary early retirement program and severance expenses for the elimination of certain salaried positions. This net $39 million expense included expenses of $74 million in the first six months of 1996 primarily related to the accrual of additional retirement benefits, less income of $35 million in the second half of 1996 primarily resulting from a gain recognized upon the settlement of pension obligations to early retirees.

  The Georgia-Pacific Group reported income before income taxes of $88 million and a tax provision of $54 million for the year ended December 31, 1996, compared with pretax income of $1,537 million and an income tax provision of $616 million for the year ended December 31, 1995. The effective tax rate used to calculate the provision for income taxes for both years was higher than the statutory rates used to calculate federal and state income taxes primarily because of nondeductible goodwill amortization expense associated with past business acquisitions.

  The remaining discussion refers to the "Selected Industry Segment Data" table above.

BUILDING PRODUCTS

  The Georgia-Pacific Group's building products segment reported net sales of $7.3 billion and operating profits of $201 million for 1996, compared with net sales of $7.2 billion and operating profits of $395 million in 1995. The 1996 results include net unusual expenses of $97 million. The unusual items include charges of $19 million primarily related to the above-mentioned voluntary early retirement program, an unusual pretax gain of $39 million from the sale of two gypsum wallboard facilities and $117 million of expenses in the building products distribution division, discussed below. Return on sales decreased to 2.8% in 1996 from 5.5% in 1995. Excluding unusual items, return on sales decreased to 4.1% in 1996 from 6.5% in 1995. A 9% increase in lumber prices combined with a 4% decrease in log costs, and increased gypsum volumes, were more than offset by approximately 16% lower prices for structural panels.

  Operating losses for the Georgia-Pacific Group's building products distribution division increased by $147 million from 1995. Lower operating margins accounted for most of the decline, while costs associated with the restructuring of the division (discussed above under "Nine Months Ended September 30, 1997 Compared With Nine Months Ended September 30, 1996") increased to $117 million in 1996 compared with $70 million in 1995.

  Selected financial and operating data for the division are shown in the "Selected Distribution Division Data" table above.

PULP AND PAPER

  The Georgia-Pacific Group's pulp and paper segment reported net sales of $5.6 billion and operating profits of $390 million for 1996, compared with net sales of $7.0 billion and operating profits of $1,611 million in 1995. The 1996 results include unusual expenses of $20 million primarily related to the voluntary early retirement program. Return on sales decreased to 7% in 1996 (7.3% excluding unusual expenses) compared with 23.1% in 1995, primarily as a result of substantially lower prices for most of the Georgia-Pacific Group's pulp and paper products. Compared with 1995, prices were 45% lower for market pulp, 33% lower for containerboard and 24% lower for communication papers. Tissue prices improved approximately 6%.

1995 COMPARED WITH 1994

  The Georgia-Pacific Group reported net sales of $14.2 billion in 1995 compared with $12.6 billion in 1994. Net income in 1995 was $921 million, a significant increase from $249 million in 1994 which included a $33 million (pro forma 37 cents per share) net after-tax gain primarily from asset sales, an $11 million (pro forma 12 cents per share) after-tax extraordinary loss from the early retirement of debt and a $5 million (pro forma 6 cents per share) one-time after-tax charge for an accounting change.

  The Georgia-Pacific Group's interest expense was $321 million in 1995 compared with $372 million in 1994. The 13.7% decrease in expense was primarily attributable to an increase in capitalized interest in 1995 compared with 1994. In addition, debt levels were lower in 1995 compared with 1994 and $450 million in interest rate exchange agreements, which had effectively fixed the rates on a portion of the Georgia-Pacific Group's variable rate debt at levels above current interest rates, expired in 1995.

  The Georgia-Pacific Group reported income before income taxes of $1,537 million and a tax provision of $616 million for the year ended December 31, 1995 compared with pretax income before extraordinary item and accounting change of $472 million and an income tax provision of $207 million for the year ended December 31, 1994. The effective tax rate used to calculate the provision for income taxes for both years was higher than the statutory rates used to calculate federal and state income taxes primarily because of nondeductible goodwill amortization expense associated with past business acquisitions.

  The remaining discussion refers to the "Selected Industry Segment Data" table above.

BUILDING PRODUCTS

  The Georgia-Pacific Group's building products segment reported net sales of $7.2 billion and operating profits of $395 million in 1995. Net sales and operating profits in 1994 were $7.5 billion and $791 million, respectively. Return on sales decreased to 5.5% in 1995 from 10.7% in 1994. Average lumber prices in 1995 were approximately 13% below 1994 averages which, combined with higher wood costs, resulted in a significant decline in profit margins for this business. Although average structural panels prices were slightly higher than 1994 average prices, margins for this business were also lower as a result of higher wood costs.

  Several factors impacted the building products business, including an overall slowdown in the economy, a decline in housing starts and an increase in the availability of lower-priced Canadian lumber. In addition, demand for building products was weaker in 1995 as evidenced by a decline in shipments for the Georgia-Pacific Group's structural panels and lumber businesses, both during the second half of 1995 and for fiscal year 1995 compared with 1994.

  Finally, profits for the Georgia-Pacific Group's distribution business were lower than 1994, primarily because of costs associated with initiatives to change and improve certain administrative and logistical processes in this business. The Georgia-Pacific Group incurred expenses of approximately $70 million for these improvements during 1995. These expenses accounted for much of the increase in selling, general and administrative expenses in 1995 compared with 1994.

  In 1994, the Georgia-Pacific Group recognized a net pretax gain of approximately $57 million (pro forma 37 cents per share after taxes) primarily from the sale of five roofing plants and its envelope manufacturing business.

PULP AND PAPER

  The Georgia-Pacific Group's pulp and paper segment reported an increase in net sales to $7 billion in 1995 from $5.1 billion in 1994. Operating profits also increased to $1.6 billion in 1995 compared with $204 million in 1994. Return on sales in 1995 was 23.1%, up significantly from 4% in 1994, primarily as a result of much higher prices for most of the Georgia-Pacific Group's pulp and paper products. Average pulp prices in 1995 were approximately 70% higher than 1994 averages; average containerboard prices were approximately 45% higher than 1994 levels; and average communication papers prices were approximately 50% higher than 1994 averages.

  The Georgia-Pacific Group experienced a significant decline towards the end of 1995 in both demand and prices for many of its pulp and paper products. Although year-to-year comparisons showed higher average prices in 1995, prices for containerboard finished 1995 at their lowest level for the year. In addition, prices for market pulp and communication papers began to fall during the 1995 fourth quarter. Shipment volume also declined for these products during the second half of 1995.

  Inventory volume grew in 1995 by approximately 65%, primarily in the areas of market pulp, containerboard and communication papers. The Georgia-Pacific Group reduced production by 200,000 tons by taking downtime at its mills in the fourth quarter of 1995.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

  The Georgia-Pacific Group generated cash from operations of $1,047 million during 1996. The Georgia-Pacific Group's cash provided by operations in 1995 was $1,335 million, after using $350 million to reduce the accounts receivable sale program. The Company repurchased the receivables to reduce the cost of the program, which was higher than the cost of financing from alternative sources. Cash provided by operations for the full year ended 1996 compared with 1995 was significantly lower, primarily as a result of lower prices for the Georgia-Pacific Group's pulp and paper products. Cash provided by operations was $612 million in the first nine months of 1997, compared with $910 million in the first nine months of 1996, primarily due to higher working capital levels.

INVESTING ACTIVITIES

  Property, plant and equipment investments during 1996 were $1.1 billion, which included $452 million in the pulp and paper segment, $488 million in the building products segment and $115 million of general corporate investments (primarily information systems). Investments in 1995 totaled $1.3 billion. Property, plant, and equipment investments for the nine months ended September 30, 1997, were $426 million compared with $869 million in the first nine months of 1996. Expenditures through September 30, 1997 included $256 million in the pulp and paper segment, $125 million in the building products segment, and $45 million of other and general corporate. The Georgia-Pacific Group expects to invest approximately $750 million in 1997 without considering the cost of any acquisitions.

  During the first nine months of 1997, the Georgia-Pacific Group received $80 million of proceeds from asset sales. This amount included $38 million of proceeds from the sale of the Georgia-Pacific Group's Martell, California, assets, on March 31, 1997. The Georgia-Pacific Group's Martell assets included a sawmill and a particleboard plant.

  In the second quarter of 1996, the Georgia-Pacific Group purchased for $363 million the United States and Canadian gypsum operations of Domtar Inc. , consisting of 14 plants. As part of its agreement with the United States Department of Justice permitting the Domtar acquisition, during the third quarter of 1996 the Georgia-Pacific Group sold its gypsum wallboard plants at Buchanan, New York, and Wilmington, Delaware, for approximately $60 million.

  During 1996, the Georgia-Pacific Group invested $130 million for pollution control and abatement. The Georgia-Pacific Group's 1997 capital expenditure budget currently includes approximately $80 million for environmental-related projects. Certain other capital projects that are being undertaken for the primary reasons of improving financial returns or safety will also include expenditures for pollution control.

  The United States Environmental Protection Agency ("EPA") has announced that it will promulgate a set of technical provisions known as the "Cluster Rule" that will establish new requirements for air emissions and wastewater discharges from pulp and paper mills. The Georgia-Pacific Group estimates that capital expenditures of approximately $550 million will be made over the next eight years in order to comply with the Cluster Rule's requirements. Of that total, about $300 million will be needed within three years of the Cluster Rule's effective date, which is expected to be in the first quarter of 1998. One of the main components of the Cluster Rule is that pulp and paper mills use only elemental chlorine free ("ECF") technology, which will require the complete substitution of chlorine dioxide for elemental chlorine in the pulp bleaching process. Approximately $165 million of the amounts required to be spent in the next three years will go toward ECF conversion at mills located in Ashdown, Arkansas; Crossett, Arkansas; Bellingham, Washington; Palatka, Florida; and Woodland, Maine. The bulk of the remaining $135 million to be spent within the next three years is for additional air emissions controls at the Georgia-Pacific Group's pulp and paper facilities.

FINANCING ACTIVITIES

  At September 30, 1997, and December 31, 1996, the Georgia-Pacific Group's debt was $4.5 billion and $4.6 billion, respectively. The debt of the Georgia-Pacific Group bears interest at a rate equal to the weighted average rate of the Company's total debt, calculated on a quarterly basis. The interest rate on the Company's total debt at September 30, 1997, was 7.7%. In the future, each Group's debt will increase or decrease by the amount of any cash provided by or used for the Group's operating activities, investing activities, dividend payments, share repurchases or issuances and other (non-debt-related) financing activities. See also Note 1 to the Georgia-Pacific Group's financial statements for further discussion of financial activities.

  The amounts of the Georgia-Pacific Group's debt and accounts receivable on the balance sheets at both December 31, 1996, and December 31, 1995, does not include $350 million of proceeds from the Georgia-Pacific Group's accounts receivable sale program. That amount, although not reflected on the balance sheet, was considered part of the Georgia-Pacific Group's total debt at December 31, 1996 and December 31, 1995, under the assumption that at the end of the program the proceeds will be replaced by debt. In the 1997 first quarter, the Georgia-Pacific Group adopted SFAS 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." As a result, the Georgia-Pacific Group's accounts receivable sale program is accounted for as a secured borrowing effective January 1, 1997. The $280 million of receivables outstanding under the program and the corresponding debt are included as current receivables and short-term debt, respectively, on the Georgia-Pacific Group's balance sheet at September 30, 1997. The fees associated with the program are included in interest expense for all periods.

  In conjunction with the sale of the Company's Martell, California, operations' March 1997, the Company received notes receivable from the purchaser in the amount of $270 million. These notes are included in "Other assets" on the Georgia-Pacific Group's balance sheet at September 30, 1997. In April 1997, the Company monetized these notes receivable through the issuance of notes payable in a private placement. Proceeds from the notes receivable will be used to fund payments required for the notes payable, which are classified as "Other long-term liabilities" on the Georgia-Pacific Group's balance sheet.

  At September 30, 1997, the Company had outstanding borrowings of $646 million under certain Industrial Revenue Bonds. Approximately $15 million from the issuance of these bonds is being held by trustees and is restricted for the construction of certain of the Georgia-Pacific Group's capital projects. Amounts held by trustees are classified as noncurrent assets in the accompanying balance sheet.

  The Company's total debt was $5.4 billion at September 30, 1997 of which $4.5 billion was Georgia-Pacific Group's and $977 million was the Timber Group's. The Company has a $1.5 billion unsecured revolving credit facility that is used for direct borrowings and as support for commercial paper and other short-term borrowings. As of September 30, 1997, $942 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility. At September 30, 1997, the Company's weighted average interest rate on its total debt was 7.7% including outstanding interest rate exchange agreements. At September 30, 1997, these interest rate exchange agreements effectively converted $496 million of floating rate obligations with a weighted average interest rate of 5.7% to fixed rate obligations with an average effective interest rate of 9.0%. These agreements have a weighted average maturity of approximately 1.3 years. As of September 30, 1997, the Company's total floating rate debt exceeded related interest rate exchange agreements by $1.2 billion.

  As of September 30, 1997, the Company had registered for sale up to $500 million of debt securities under a shelf registration statement filed with the Securities and Exchange Commission.

  In August 1995, the Board authorized management to make purchases of the Company's common stock on the open market or in private transactions so long as the Company's debt remained below $5.5 billion. During the year ended December 31, 1995, the Company purchased and retired 618,000 shares of its common stock at an aggregate price of $47 million on the open market. No share repurchases were made in 1996 or the first nine months of 1997.

  The Board has adopted a policy that earnings and cash flow generated from the businesses of the Georgia-Pacific Group or the Timber Group will be used only for reinvestment in the business of the Group generating such earnings and related cash flow, for repayment of its allocated debt or for payment of dividends on, or for the repurchase of shares of, Common Stock related to that Group. Funds of one Group will not be loaned to or otherwise invested in the business of the other Group.

  In September 1997, the Company's Board authorized management to make purchases of Georgia-Pacific Group stock on the open market or in private transactions so long as Georgia-Pacific Group's total debt remains below $4.5 billion and the Company's debt is below $5.5 billion. Depending on operating and financial considerations, debt levels of the Company and the Georgia-Pacific Group may from time to time be above or below these thresholds.

  In 1997, the Georgia-Pacific Group expects its cash flow from operations, together with proceeds from any asset sales and available financing sources, to be sufficient to fund planned capital investments, pay dividends and make scheduled debt repayments.

OTHER

  In February 1997, the FASB issued Financial Accounting Standard Number 128 (SFAS 128), "Earnings Per Share," that specifies the computation, presentation, and disclosure requirements for earnings per share. The Georgia-Pacific Group will be required to adopt the new Standard in the 1997 fourth quarter. All prior period earnings per share data will be restated to conform with the provisions of SFAS 128. Based on a preliminary evaluation of this Standards' requirements, the Georgia-Pacific Group does not expect the per share amounts reported under SFAS 128 to be materially different from those calculated and presented under APB Opinion 15.

  In June 1997, the FASB issued Financial Accounting Standard Number 130 (SFAS
130) "Reporting Comprehensive Income," that establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Georgia-Pacific Group will be required to adopt the new Standard in 1998. All prior periods presented will be reported in accordance with SFAS 130 for comparative purposes.

  Also in June 1997, the FASB issued Financial Accounting Standard Number 131 (SFAS 131) "Disclosure about Segments of an Enterprise and Related Information." This statement requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance. Disclosures for each segment are similar to those required under current standards, with the addition of certain quarterly disclosure requirements. SFAS 131 also requires entity-wide disclosure about the products and services an entity provides, the countries in which it holds material assets and reports material revenues, and its significant customers. The Georgia-Pacific Group will be required to adopt the new standard in 1998; prior period information will be restated. Management is evaluating the effect of this statement on reported segment information.

  The Georgia-Pacific Group expects to incur significant costs during the next two years to address the impact of the so-called Year 2000 problem on its information systems. The Year 2000 problem, which is common to most businesses, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date-sensitive information as the year 2000 approaches. The Georgia-Pacific Group currently believes it will be able to modify or replace its affected systems in time to minimize any detrimental effects on operations. While it is not possible at present to give an accurate estimate of the cost of this work, the Georgia-Pacific Group expects that such costs may be material to the Georgia-Pacific Group's results of operations in one or more fiscal quarters or years, but will not have a material adverse impact on the long-term results of operations, liquidity or consolidated financial position of the Georgia-Pacific Group.

  For a discussion of commitments and contingencies, refer to Note 11 of the Notes to the Georgia-Pacific Group's financial statements.

  REFER TO THE "CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR' PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" ON PAGE 23 OF THIS PROXY STATEMENT.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of Georgia-Pacific Corporation:

  We have audited the accompanying combined balance sheets of the Georgia-Pacific Corporation--Georgia-Pacific Group (as described in Note 1) as of December 31, 1996 and 1995 and the related combined statements of income, Group equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Georgia-Pacific Corporation--Georgia-Pacific Group as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Atlanta, Georgia
September 17, 1997

               GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

                         COMBINED STATEMENTS OF INCOME
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                    NINE MONTHS
                                ENDED SEPTEMBER 30    YEAR ENDED DECEMBER 31
                                --------------------  ------------------------
                                  1997       1996      1996     1995    1994
                                ---------  ---------  -------  ------- -------
                                    (UNAUDITED)
NET SALES.....................  $   9,747  $   9,736  $12,901  $14,195 $12,624
                                ---------  ---------  -------  ------- -------
COSTS AND EXPENSES
Cost of sales, excluding
 depreciation and cost of
 timber harvested shown below
  Timber Group................        323        316      424      375     311
  Third parties...............      7,589      7,314    9,801    9,763   9,501
                                ---------  ---------  -------  ------- -------
    TOTAL COSTS OF SALES......      7,912      7,630   10,225   10,138   9,812
Selling, general and
 administrative...............        834      1,018    1,354    1,328   1,157
Depreciation and cost of
 timber harvested.............        674        666      880      871     868
Interest......................        291        267      354      321     372
Other income .................        (14)        (4)     --       --      (57)
                                ---------  ---------  -------  ------- -------
    Total costs and expenses..      9,697      9,577   12,813   12,658  12,152
                                ---------  ---------  -------  ------- -------
INCOME BEFORE INCOME TAXES,
 EXTRAORDINARY ITEM AND
 ACCOUNTING CHANGE............         50        159       88    1,537     472
Provision for income taxes....         32         80       54      616     207
                                ---------  ---------  -------  ------- -------
INCOME BEFORE EXTRAORDINARY
 ITEM AND ACCOUNTING CHANGE...         18         79       34      921     265
Extraordinary item--loss from
 early retirement of debt, net
 of taxes.....................        --          (5)      (5)     --      (11)
Cumulative effect of
 accounting change, net of
 taxes........................        --         --       --       --       (5)
                                ---------  ---------  -------  ------- -------
NET INCOME....................  $      18  $      74  $    29  $   921 $   249
                                =========  =========  =======  ======= =======
PRO FORMA PER SHARE DATA:
Income before extraordinary
 item and accounting change...  $    0.20             $  0.38
Extraordinary item--loss from
 early retirement of debt, net
 of taxes.....................        --                (0.06)
                                ---------             -------
Net income....................  $    0.20             $  0.32
                                =========             =======
Average number of shares
 outstanding..................       91.2                90.6
                                =========             =======

   The accompanying notes are an integral part of these financial statements.

               GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                            NINE MONTHS
                               ENDED            YEAR ENDED
                           SEPTEMBER 30         DECEMBER 31
                           --------------  -----------------------
                           1997    1996     1996     1995    1994
                           -----  -------  -------  -------  -----
                            (UNAUDITED)
CASH PROVIDED BY
 OPERATIONS
Net income...............  $  18  $    74  $    29  $   921  $ 249
Adjustments to reconcile
 net income to cash
 provided by operations:
  Depreciation...........    585      570      761      702    690
  Cost of timber
   harvested.............     89       96      119      169    178
  Deferred income taxes..     49       27       11
  Amortization of
   goodwill..............     44       45       59       59     59
  Stock compensation
   programs..............      8       29       20       20     (4)
  Other income...........    (14)     (41)     (39)     --     (57)
  (Gain) loss on sales of
   assets................    (23)     (17)      (1)      (6)     5
  Change in other working
   capital...............   (114)     109       75     (575)  (219)
  Change in other assets
   and other long-term
   liabilities...........    (30)      18       13       80     57
                           -----  -------  -------  -------  -----
CASH PROVIDED BY
 OPERATIONS..............    612      910    1,047    1,335    921
                           -----  -------  -------  -------  -----
CASH USED FOR INVESTING
 ACTIVITIES
Property, plant, and
 equipment investments...   (426)    (869)  (1,055)  (1,253)  (843)
Timber contract
 purchases...............    (82)     (61)     (94)    (182)  (174)
Acquisition..............    --      (363)    (363)     --     --
Decrease (increase) in
 cash restricted for
 capital expenditures ...     11       78       84      (90)   (13)
Proceeds from sales of
 assets..................     80      102      105       35    221
Other....................     (2)      (7)     (11)       1     (4)
                           -----  -------  -------  -------  -----
CASH USED FOR INVESTING
 ACTIVITIES..............   (419)  (1,120)  (1,334)  (1,489)  (813)
                           -----  -------  -------  -------  -----
CASH (USED FOR) PROVIDED
 BY FINANCING ACTIVITIES
(Repayments of) additions
 to debt.................   (157)     275      373      218    (24)
Cash dividends paid......    (68)     (68)     (91)     (86)   (72)
Other....................     29        2        4      (20)   --
                           -----  -------  -------  -------  -----
CASH (USED FOR) PROVIDED
 BY FINANCING
 ACTIVITIES..............   (196)     209      286      112    (96)
                           -----  -------  -------  -------  -----
(DECREASE) INCREASE IN
 CASH....................     (3)      (1)      (1)     (42)    12
Balance at beginning of
 period..................     10       11       11       53     41
                           -----  -------  -------  -------  -----
Balance at end of
 period..................  $   7  $    10  $    10  $    11  $  53
                           =====  =======  =======  =======  =====

   The accompanying notes are an integral part of these financial statements.

               GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

                            COMBINED BALANCE SHEETS
                                 (IN MILLIONS)

                                                                DECEMBER 31
                                                 SEPTEMBER 30 ----------------
                                                     1997      1996     1995
                                                 ------------ -------  -------
                                                 (UNAUDITED)
ASSETS
Current assets
  Cash..........................................   $     7    $    10  $    11
                                                   -------    -------  -------
  Receivables, less allowances of $10, $10, and
   $25, respectively............................     1,448        957      947
                                                   -------    -------  -------
  Inventories
    Raw materials...............................       371        415      526
    Finished goods..............................       932        979      896
    Supplies....................................       292        293      280
    LIFO reserve................................      (213)      (222)    (259)
                                                   -------    -------  -------
      TOTAL INVENTORIES.........................     1,382      1,465    1,443
                                                   -------    -------  -------
  Deferred income tax assets....................       129        129      123
                                                   -------    -------  -------
  Other current assets..........................        51         50       65
                                                   -------    -------  -------
      TOTAL CURRENT ASSETS......................     3,017      2,611    2,589
                                                   -------    -------  -------
  Timber contracts..............................        59         58       81
                                                   -------    -------  -------
  Property, plant, and equipment
    Land and improvements.......................       415        408      305
    Buildings...................................     1,374      1,352    1,122
    Machinery and equipment.....................    11,727     11,601   10,482
    Construction in progress....................       434        302      598
                                                   -------    -------  -------
      TOTAL PROPERTY, PLANT, AND EQUIPMENT, AT
       COST.....................................    13,950     13,663   12,507
  Accumulated depreciation......................    (7,606)    (7,128)  (6,521)
                                                   -------    -------  -------
  Property, plant, and equipment, net...........     6,344      6,535    5,986
                                                   -------    -------  -------
  Goodwill......................................     1,614      1,658    1,714
                                                   -------    -------  -------
  Other assets..................................       904        630      617
                                                   -------    -------  -------
      TOTAL ASSETS..............................   $11,938    $11,492  $10,987
                                                   =======    =======  =======
LIABILITIES AND GROUP EQUITY
Current liabilities
  Short-term debt...............................   $ 1,480    $   922  $   397
  Accounts payable..............................       557        661      642
  Accrued compensation..........................       211        196      218
  Accrued interest..............................        97         85       87
  Other current liabilities.....................       337        336      272
                                                   -------    -------  -------
      TOTAL CURRENT LIABILITIES.................     2,682      2,200    1,616
                                                   -------    -------  -------
Long-term debt, excluding current portion.......     2,977      3,340    3,479
                                                   -------    -------  -------
Other long-term liabilities.....................     1,546      1,272    1,199
                                                   -------    -------  -------
Deferred income tax liabilities.................     1,036        987      967
                                                   -------    -------  -------
Commitments and contingencies
Group equity....................................     3,697      3,693    3,726
                                                   -------    -------  -------
      TOTAL LIABILITIES AND GROUP EQUITY........   $11,938    $11,492  $10,987
                                                   =======    =======  =======

   The accompanying notes are an integral part of these financial statements.

               GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

                      COMBINED STATEMENTS OF GROUP EQUITY
                                 (IN MILLIONS)

                                     NINE MONTHS            YEAR ENDED
                                 ENDED SEPTEMBER 30        DECEMBER 31
                                 --------------------  ----------------------
                                   1997       1996      1996    1995    1994
                                 ---------  ---------  ------  ------  ------
                                     (UNAUDITED)
GROUP EQUITY BALANCE, BEGINNING
 OF PERIOD...................... $   3,693  $   3,726  $3,726  $2,837  $2,607
Net income......................        18         74      29     921     249
Cash dividends paid.............       (68)       (68)    (91)    (86)    (72)
Other...........................        54         17      29      54      53
                                 ---------  ---------  ------  ------  ------
GROUP EQUITY BALANCE, END OF
 PERIOD......................... $   3,697  $   3,749  $3,693  $3,726  $2,837
                                 =========  =========  ======  ======  ======



   The accompanying notes are an integral part of these financial statements.

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

  Georgia-Pacific Corporation, a Georgia corporation ("Georgia-Pacific" or the "Company"), is broadly engaged in two lines of business: the manufacture and sale of pulp and paper products (including pulp, communication papers, containerboard, packaging and tissue products) and of a wide variety of manufactured building products (including plywood, oriented strand board, various industrial wood products, and softwood and hardwood lumber) as well as certain non-wood products including gypsum board and chemicals. All of such products are manufactured in whole or in part from timber or other wood fiber sources. The Company owns or controls approximately 5.8 million acres of timberland, which in 1996 have supplied approximately 25% of the overall timber and wood fiber requirements of the Company's manufacturing operations.

  The Board of Directors (the "Board") of the Company has recommended shareholder approval of a proposal, (the "Letter Stock Proposal"), that would create two classes of common stock that are intended to reflect separately the performance of the Company's manufacturing and timber businesses. Under the Letter Stock Proposal, the Company's Articles of Incorporation (the "Articles") would be amended and restated (the "Restated Articles") to (i) designate a new class of Georgia-Pacific Corporation--Timber Group Common Stock, $.80 par value per share (the "Timber Stock"), consisting of 250 million authorized shares, (ii) redesignate each authorized share of existing Common Stock, $.80 par value per share (the "Existing Common Stock") as, and convert each share into, one share of Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock, $.80 par value per share (the "Georgia-Pacific Group Stock"), (iii) increase the number of shares of Georgia-Pacific Group Stock authorized for issuance from 150 million shares to 400 million shares,
(iv) authorize the distribution of Timber Stock to the holders of Georgia-Pacific Group Stock as a dividend on the basis of one share of Timber Stock for each outstanding share of Georgia-Pacific Group Stock (the "Distribution").

  The Company's manufacturing and timber businesses are referred to hereinafter as the "Georgia-Pacific Group" and the "Timber Group," respectively, or collectively as the "Groups."

  The Georgia-Pacific Group is a manufacturer and distributor of building products, as well as a producer of pulp and paper products. The Georgia-Pacific Group's operations also include a procurement function which is responsible for purchasing timber and wood fiber for all of the Georgia-Pacific Group's manufacturing facilities. The Timber Group is engaged primarily in the growing and selling of timber. In addition, the Timber Group is engaged in certain businesses related to ownership and management of its timber operations, including managing real estate development, hunting leases and mineral reserves, and seedling production.

  The financial statements of the Groups comprise all of the accounts included in the corresponding consolidated financial statements of the Company. The separate Group combined financial statements give effect to the accounting policies that will be applicable upon implementation of the Letter Stock Proposal. The separate Georgia-Pacific Group and Timber Group financial statements have been prepared on a basis that management believes to be reasonable and appropriate and include (i) the historical balance sheets, results of operations, and cash flows of businesses that comprise each of the Groups, with all significant intragroup transactions and balances eliminated,
(ii) in the case of the Timber Group's financial statements, corporate assets and liabilities of the Company and related transactions identified with the Timber Group, including allocated portions of the Company's debt and selling, general and administrative costs, and (iii) in the case of the Georgia-Pacific Group's financial statements, all other corporate assets and liabilities and related transactions of the Company, including allocated portions of the Company's debt and selling, general and administrative costs. Intergroup timber sales between the Georgia-Pacific Group and the Timber Group have not been eliminated in the Groups' financial statements.

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

  Notwithstanding the allocation of assets and liabilities (including contingent liabilities) and shareholders' equity between the Georgia-Pacific Group and the Timber Group for the purpose of preparing the respective financial statements of such Groups, holders of Georgia-Pacific Group Stock and Timber Stock will be shareholders of the Company and will continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets, and liabilities. Such allocation of assets and liabilities and change in the equity structure of the Company contemplated by the Letter Stock Proposal will not result in a distribution or spin-off of any assets or liabilities of the Company or otherwise affect ownership of any assets or responsibility for the liabilities of the Company or any of its subsidiaries. As a result, the Letter Stock Proposal will not affect the rights of holders of the Company's or any of its subsidiaries' debt.

  Holders of Georgia-Pacific Group Stock and Timber Stock will have only the rights customarily held by common shareholders of the Company and will not have any rights related to their corresponding Group except as set forth in provisions relating to dividend and liquidation rights and requirements for a mandatory dividend, redemption or conversion upon the disposition of assets of their corresponding Group, or have any right to vote on matters as a separate voting group other than in limited circumstances as provided under Georgia law or by stock exchange rules. The relative voting power of Georgia-Pacific Group Stock and Timber Stock will fluctuate from time to time, with each share of Georgia-Pacific Group Stock having one vote and each share of Timber Stock having a number of votes, based upon the ratio, over a specified period, of the time-weighted average market values of one share of Timber Stock and of one share of Georgia-Pacific Group Stock. This formula is intended to give each class of common stock a number of votes proportionate to its aggregate market capitalization at the time of any vote. Accordingly, changes in the market value of Georgia-Pacific Group Stock and Timber Stock will affect the relative voting rights of a class of common stock. It is expected that initially the Georgia-Pacific Group will have a substantial majority of the voting power of the Company.

  Financial effects arising from either Group that affect the Company's results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other Group and the market price of the class of common stock relating to the other Group. Any net losses of the Georgia-Pacific Group or the Timber Group and dividends or distributions on, or repurchases of, Georgia-Pacific Group Stock or Timber Stock will reduce the assets of the Company legally available for payment of dividends on both the Georgia-Pacific Group Stock and the Timber Stock.

  The Board may, in its sole discretion, determine to convert shares of the class of common stock related to one Group into the class of the common stock related to the other Group, at any time at a 15% premium, or at a 10% premium in the case of certain dispositions of all or substantially all of the properties or assets of the Group whose stock is being converted. Any conversion at any premium would dilute the interests in the Company of the holders of the class of common stock being issued in the conversion. In addition, any such conversion of a class of common stock into another class of common stock would preclude holders of both classes of common stock from retaining their investment in a security that is intended to reflect separately the performance of the relevant Group.

  The management and accounting policies applicable to the preparation of the financial statements of the Georgia-Pacific Group and the Timber Group may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the Board at any time without approval of the shareholders.

  The Georgia-Pacific Group's combined financial statements reflect the application of the management and allocation policies adopted by the Board to various corporate activities, as described below. The Georgia-Pacific Group's combined financial statements should be read in conjunction with the Company's consolidated financial statements and the Timber Group's combined financial statements.

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

FINANCIAL ACTIVITIES

  The Company manages most financial activities of the Georgia-Pacific Group and Timber Group on a centralized basis. Such financial activities include the issuance, repayment, and repurchase of short-term and long-term debt; the issuance and repurchase of common stock, and the payment of dividends.

  At September 30, 1997, $977 million of the Company's debt was the Timber Group's and $4.5 billion, was the Georgia-Pacific Group's. The Company has not allocated specific debt securities or instruments to either Group. The debt of each Group bears interest at a rate equal to the weighted average interest rate of all of the Company's debt calculated on a quarterly basis. Expenses related to the debt are reflected in the weighted average interest rate. Management believes such method of allocation is equitable and provides a reasonable estimate of the cost attributable to the Groups.

  Each Group's debt will increase or decrease by the amount of any net cash generated by, or required to fund, the Group's operating activities, investing activities, dividend payments, share repurchases, and other financing activities. Interest will be charged to each Group in proportion to the respective amount of each Group's debt. Changes in the cost of the Company's debt will be reflected in adjustments in the weighted average interest cost of such debt. Dividend costs with respect to any preferred stock issued by the Company will be charged in a similar manner.

ALLOCATION OF SHARED SERVICES

  A portion of the Company's shared selling, general and administrative expenses (such as executive management, human resources, legal, accounting and auditing, tax, treasury, strategic planning, information systems support, and environmental services) has been allocated to the Georgia-Pacific Group based upon specific identification of such services used by the Georgia-Pacific Group. Where determinations based on specific identification alone have been impracticable, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the cost attributable to the Georgia-Pacific Group. These methods were allocating costs based on (1) numbers of Group employees, (2) percentage of the Group's office space, and
(3) estimated percentage of staff time allocable to the Group. The total of these allocations were $352 million, $307 million, and $221 million in 1996, 1995, and 1994, respectively. It is not practicable to provide a detailed estimate of the expenses which would be recognized if the Georgia-Pacific Group were a separate legal entity.

ALLOCATION OF EMPLOYEE BENEFITS

  A portion of the Company's employee benefit costs, including pension and postretirement health care and life insurance benefits, has been allocated to the Georgia-Pacific Group. The Georgia-Pacific Group's pension cost related to its participation in the Company's noncontributory defined benefit pension plan and other employee benefit costs related to its participation in the Company's postretirement health care and life insurance plans are actuarially determined based on its respective employees and an allocable share of the plan assets and are calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 87 and SFAS No. 106, respectively.

  Since plan assets are not segregated into separate accounts or restricted to providing benefits to employees of the Georgia-Pacific Group, assets of the Company's employee benefit plans may be used to provide benefits to employees of both the Georgia-Pacific Group and the Timber Group. Plan assets have been allocated to the Georgia-Pacific Group based on the percentage of its projected benefit obligation to the plans' total projected benefit obligations. Management believes that such method of allocation is equitable and provides a reasonable estimate of the cost attributable to the Georgia-Pacific Group.

  The discussion of the Georgia-Pacific Group's retirement plans (Note 9) should be read in conjunction with the Company's consolidated financial statements and notes thereto.

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

ALLOCATION OF FEDERAL AND STATE INCOME TAXES

  The federal income taxes of the Company and the subsidiaries which own assets allocated between the Groups are determined on a consolidated basis. Consolidated federal income tax provisions and related tax payments or refunds will be allocated between the Groups based principally on the taxable income and tax credits directly attributable to each Group. Such allocations will reflect each Group's contribution (positive or negative) to the Company's consolidated federal taxable income and the consolidated federal tax liability and tax credit position. Tax benefits that cannot be used by the Group generating those benefits but can be used on a consolidated basis will be credited to the Group that generated such benefits. Had the Groups filed separate tax returns, the provision for income taxes and net income for each Group would not have differed from the amounts reported in the Groups' statements of income for the years ended December 31, 1996, 1995 and 1994 or for the nine-month periods ended September 30, 1997 and 1996. However, the amounts of current and deferred taxes and taxes payable or refundable allocated to each Group in the historical financial statements may differ from those that would have been allocated had the Groups filed separate income tax returns.

  Depending on the tax laws of the respective jurisdictions, state and local income taxes are calculated on either a consolidated or combined basis or on a separate corporation basis. State income tax provisions and related tax payments or refunds determined on a consolidated or combined basis will be allocated between the Groups based on their respective contributions to such consolidated or combined state taxable incomes. State and local income tax provisions and related tax payments which are determined on a separate corporation basis will be allocated between the Groups in a manner designed to reflect the respective contributions of the Groups to the corporation's separate state or local taxable income.

  The discussion of the Georgia-Pacific Group's income taxes (Note 8) should be read in conjunction with the Company's consolidated financial statements and notes thereto.

DIVIDENDS

  For purposes of the historical financial statements of the Georgia-Pacific Group and the Timber Group, all dividends declared and paid by the Company were evenly allocated between the Groups. Management believes that such method of allocation is equitable and provides a reasonable estimate of the dividends which may have been declared and paid in respect of each class of common stock.

REVENUE RECOGNITION

  The Georgia-Pacific Group recognizes revenue when title to the goods sold passes to the buyer, which is generally at the time of shipment.

INCOME PER SHARE

  Historical income per share is omitted from the statements of income because the Georgia-Pacific Group Stock was not part of the capital structure of the Company for the periods presented. Following implementation of the Letter Stock Proposal, the method of calculating income per share for the Georgia-Pacific Group Stock will reflect the terms of the proposed amendments to the Company's Articles and will be computed by dividing the net income of the Georgia-Pacific Group by the weighted average number of shares of Georgia-Pacific Group Stock outstanding during the applicable period. The effects of assuming issuance of Georgia-Pacific Group Stock on a pro forma basis under existing long-term incentive, stock option, and stock purchase plans will either be insignificant or antidilutive. Pro forma income per share, reflecting the Georgia-Pacific Group Stock issued under the Letter Stock Proposal, is presented in the Georgia-Pacific Group's statements of income.

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

INVENTORY VALUATION

  Inventories are valued at the lower of average cost or market and include the costs of materials, labor, and manufacturing overhead. The last-in, first-out ("LIFO") dollar value pool method was used to determine the cost of approximately 58% and 62% of inventories at December 31, 1996 and 1995, respectively. The cost for the remaining portion of the inventories was determined using the year-to-date average actual cost.

TIMBER CONTRACTS

  The Georgia-Pacific Group capitalizes purchases of standing timber related to its timber and wood fiber procurement function, and does not purchase timberland. The cost of timber harvested is calculated by individual tract and is based on the volume of timber harvested and its capitalized cost.

PROPERTY, PLANT, AND EQUIPMENT

  Property, plant, and equipment are recorded at cost. Lease obligations for which the Georgia-Pacific Group assumes or retains substantially all the property rights and risks of ownership are capitalized. Replacements of major units of property are capitalized, and the replaced properties are retired. Replacements of minor components of property and repair and maintenance costs are charged to expense as incurred.

  Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Useful lives are 25 years for land improvements, 20 to 45 years for buildings, and 3 to 20 years for machinery and equipment. Upon retirement or disposition of assets, cost and accumulated depreciation are removed from the related accounts, and any gain or loss is included in income.

  The Georgia-Pacific Group capitalizes incremental costs that are directly associated with the development of software for internal use and implementation of the related systems. Amounts are amortized over five years beginning when the assets are placed in service. Capitalized costs were $121 million at December 31, 1996 and $65 million at December 31, 1995. Amounts are included as property, plant, and equipment in the Georgia-Pacific Group's balance sheets.

  The Georgia-Pacific Group capitalizes interest on projects when construction takes considerable time and entails major expenditures. Such interest is charged to the property, plant, and equipment accounts and is amortized over the approximate life of the related assets. Interest capitalized, expensed, and paid was as follows:

                                                    YEAR ENDED DECEMBER 31
                                                    -------------------------
                                                     1996     1995     1994
                                                    -------  -------  -------
                                                         (IN MILLIONS)
Total interest costs............................... $   385  $   360  $   379
Interest capitalized...............................     (31)     (39)      (7)
                                                    -------  -------  -------
Interest expense................................... $   354  $   321  $   372
                                                    =======  =======  =======
Interest paid by the Company....................... $   488  $   470  $   514
                                                    =======  =======  =======
Portion of interest paid charged to the Georgia-
 Pacific Group..................................... $   383  $   359  $   400
                                                    =======  =======  =======

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

LANDFILLS AND LAGOONS

  The Georgia-Pacific Group accrues for landfill closure costs over the periods that benefit from the use of the landfill and accrues for lagoon clean-out costs over the useful period between clean-outs.

GOODWILL

  The Georgia-Pacific Group amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over a period not to exceed 40 years. The Georgia-Pacific Group reviews the recorded value of its goodwill annually or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value, including goodwill of those assets.

  Amortization expense was $59 million in 1996, 1995, and 1994. Accumulated amortization at December 31, 1996 and 1995 was $425 million and $366 million, respectively.

ENVIRONMENTAL MATTERS

  The Georgia-Pacific Group recognizes a liability for environmental remediation costs when it believes that it is probable that a liability has been incurred and the amount can be reasonably estimated. The liabilities are developed based on currently available information and reflect the participation of other potentially responsible parties depending on the parties' financial condition and probable contribution. The accruals are recorded at undiscounted amounts and are reflected as other liabilities in the accompanying balance sheets.

  Environmental costs are generally capitalized when the costs improve the condition of the property or the costs prevent or mitigate future contamination. All other costs are expensed.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

RECENT ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share," which specifies the computation, presentation, and disclosure requirements for earnings per share. The Georgia-Pacific Group will be required to adopt the new standard in the 1997 fourth quarter. Based on a preliminary evaluation of this standard's requirements, the Georgia-Pacific Group does not expect the per share amounts reported under SFAS No. 128 to be materially different from the pro forma per share amounts calculated and presented under APB Opinion 15.

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Georgia-Pacific Group will be required to adopt the new standard in 1998. All prior periods presented will be reported in accordance with SFAS No. 130 for comparative purposes.

  Also in June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." This statement requires companies to determine segments based on how management

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP makes decisions about allocating resources to segments and measuring their performance. Disclosures for each segment are similar to those required under current standards, with the addition of certain quarterly disclosure requirements. SFAS No. 131 also requires entity-wide disclosure about the products and services an entity provides, the countries in which it holds material assets and reports material revenues, and its significant customers. The Georgia-Pacific Group will be required to adopt the new standard in 1998. Management is evaluating the effect of this statement on its reporting of segment information.

UNAUDITED INTERIM FINANCIAL STATEMENTS

  The accompanying unaudited condensed combined interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and in accordance with the Securities and Exchange Commission's rules and regulations for interim reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Georgia-Pacific Group's management, the unaudited combined interim financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly such interim financial information.

2. FACTORS AFFECTING THE GEORGIA-PACIFIC GROUP'S BUSINESS

CYCLICALITY AND VOLATILITY OF EARNINGS

  The pulp and paper industry and, to a lesser extent, the building products industry, are subject to highly cyclical earnings patterns which in recent years have become more volatile. This cyclicality is attributed in large measure to capital spending patterns in these industries. Historically, the Company and its competitors have tended to invest large amounts of capital in building new manufacturing plants and in maintaining and rebuilding existing manufacturing facilities. These capital investments typically have been made at or shortly after earnings peaks. Given the long periods of time required to build new facilities and install new manufacturing equipment (generally 18-36 months), new manufacturing capacity in both the pulp and paper and the buildings products industries has frequently come on-line at times when prices for these products are falling, thus exacerbating supply and demand imbalances and causing the prices of many of the Company's products to fall sharply. Furthermore, the Georgia-Pacific Group's position as one of the leading worldwide manufacturers of several key products that are essentially commodities has further exacerbated the volatility of the Company's earnings. This increased volatility results from the fact that relatively minor movements in the price of finished products cause major fluctuations in the Georgia-Pacific Group's operating income due to the significant percentage of worldwide volume produced by it. There can be no assurance that the cyclicality that has characterized the pulp and paper and the building products industries in the past will not continue or increase in future years.

RAW MATERIALS

  The Georgia-Pacific Group relies on supplies of timber and wood fiber to manufacture its wood products and pulp, the latter of which it processes further in the production of a variety of paper products and tissue. Historically, the Georgia-Pacific Group has purchased approximately 25% of its timber and wood fiber needs from its own timberlands, and the remainder from a large number of other suppliers. Under the operating policy governing future sales of timber and wood fiber by the Timber Group to the Georgia-Pacific Group, the Timber Group will continue to supply a portion of the Georgia-Pacific Group's needs for these raw materials. For a discussion of the operating policy governing future sales of timber and wood fiber by the Timber Group to the Georgia-Pacific Group, see Note 12 "Related Party Transactions."

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

  Because the Georgia-Pacific Group is highly dependent on supplies of timber and wood fiber, risk factors associated with suppliers' operations and the forest industry in general, including harvesting limitations, competition and environmental regulation, could affect the Georgia-Pacific Group's results of operations.

COMPETITION

  The Georgia-Pacific Group experiences competition in virtually all of its product lines from both large and small producers. Because most of its products are essentially commodities, it competes principally on the basis of price. Competition is intense, particularly in periods of excess supply. Increased competitive pressures could have a material adverse effect on the net sales, operating income and cash flows of the Georgia-Pacific Group.

ENVIRONMENTAL REGULATION

  The Georgia-Pacific Group's key businesses also are subject to extensive environmental regulation that has resulted and in the next few years will result in major capital expenditures and modifications to production processes to assure compliance. Among these requirements are the Clean Air Act, the Clean Water Act, and the so-called "Cluster Rule." If the Cluster Rule is enacted as currently proposed, the Georgia-Pacific Group estimates that capital expenditures of approximately $550 million will be required over the next eight years to comply with the Cluster Rule's requirements. Of such amount, expenditures of approximately $300 million will be required within three years of the Cluster Rule's effective date, which is expected to be in the first quarter of 1998. The Georgia-Pacific Group is also subject to other federal and state laws, including the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act. There can be no assurance that such laws or future legislation or administrative or judicial action with respect to protection of the environment will not have a material adverse effect on net sales, operating income or cash flows of the Georgia-Pacific Group.

3. INDUSTRY SEGMENT INFORMATION

  The Georgia-Pacific Group is a building products and pulp and paper company. Manufactured products in the building products segment consist primarily of wood panels (plywood, oriented strand board, hardboard, and particleboard), lumber, gypsum products, and chemicals. The distribution division of this segment sells a wide range of building products manufactured by the Georgia-Pacific Group or purchased from others. This segment of the business is primarily affected by the level of housing starts; the level of repairs, remodeling, and additions; industrial markets; commercial building activity; the availability and cost of financing; and changes in industry capacity.

  The Georgia-Pacific Group's pulp and paper segment produces containerboard and packaging (linerboard, medium, bleached board, kraft paper, and corrugated packaging), communication papers, market pulp, and tissue. Markets for this segment are affected primarily by changes in industry capacity, the level of economic growth in the United States and export markets, and fluctuations in currency exchange rates.

  The Georgia-Pacific Group has a large and diverse customer base, which includes some customers located in foreign countries. Sales to foreign markets in 1996, 1995, and 1994 were 8%, 10%, and 8%, respectively. These sales were primarily to customers in Asia, Europe, and Latin America. No single unaffiliated customer accounted for more than 10% of total sales in any year during that period.

  The Georgia-Pacific Group employs approximately 47,000 people at more than 400 facilities primarily located throughout the United States and Canada.

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1996     1995     1994
                                                      -------  -------  -------
                                                           (IN MILLIONS)
NET SALES
Building products...................................  $ 7,260  $ 7,196  $ 7,455
Pulp and paper......................................    5,609    6,962    5,138
Other operations....................................       32       37       31
                                                      -------  -------  -------
  Total net sales...................................  $12,901  $14,195  $12,624
                                                      =======  =======  =======
OPERATING PROFITS*
Building products...................................  $   201  $   395  $   791
Pulp and paper......................................      390    1,611      204
Other operations....................................        5        8       13
                                                      -------  -------  -------
  Total operating profits...........................      596    2,014    1,008
General corporate expense...........................     (154)    (156)    (164)
Interest expense....................................     (354)    (321)    (372)
Provision for income taxes..........................      (54)    (616)    (207)
                                                      -------  -------  -------
Income before extraordinary item and accounting
 change.............................................       34      921      265
Extraordinary item--loss from early retirement of
 debt, net of taxes                                        (5)     --       (11)
Cumulative effect of accounting change, net of tax-
 es.................................................      --       --        (5)
                                                      -------  -------  -------
Net income..........................................  $    29  $   921  $   249
                                                      =======  =======  =======
DEPRECIATION, COST OF TIMBER HARVESTED, AND GOODWILL
 AMORTIZATION
Building products...................................  $   347  $   329  $   323
Pulp and paper......................................      568      576      586
Other and general corporate.........................       24       25       18
                                                      -------  -------  -------
  Total depreciation, cost of timber harvested, and
   goodwill amortization............................  $   939  $   930  $   927
                                                      =======  =======  =======
CAPITAL EXPENDITURES**
Building products...................................  $   836  $   576  $   394
Pulp and paper......................................      452      599      410
Timber contracts....................................       94      182      174
Other and general corporate.........................      115       78       39
                                                      -------  -------  -------
  Total capital expenditures........................  $ 1,497  $ 1,435  $ 1,017
                                                      =======  =======  =======
ASSETS
Building products...................................  $ 3,356  $ 2,631  $ 2,009
Pulp and paper......................................    7,185    7,342    6,917
Timber contracts....................................       58       81       71
Other and general corporate.........................      893      933      523
                                                      -------  -------  -------
  Total assets......................................  $11,492  $10,987  $ 9,520
                                                      =======  =======  =======

--------
 * Segment operating profits include expenses of $117 million in 1996 and $70 million in 1995 for the restructuring of the Georgia-Pacific Group's building products distribution business, gains on major asset sales of $39 million in 1996 and $57 million in 1994, and $39 million of net expenses in 1996 primarily related to an early retirement program. With the exception of distribution business restructuring charges, these items are included in "Other income" on the income statement. If these amounts had been excluded

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP from segment operating profits, building products operating profits would have been $613 million in 1996, $739 million in 1995, and $989 million in 1994. Pulp and paper operating profits would have been $410 million in 1996 and $171 million in 1994.

** Capital expenditures represent additions (at cost) to property, plant, and equipment and timber contracts.

4. ACQUISITIONS, DIVESTITURES AND UNUSUAL ITEMS

ACQUISITIONS AND DIVESTITURES

  The following acquisitions and divestitures were completed during the years 1996 and 1994:

  . In April 1996, the Georgia-Pacific Group completed the purchase of Domtar Inc.'s gypsum wallboard business for $363 million in cash. Domtar's gypsum business included nine United States wallboard manufacturing plants, four Canadian wallboard plants, three joint compound plants, an industrial plaster plant, and a gypsum paperboard plant.

  . In September 1996, the Georgia-Pacific Group completed the sale of two gypsum wallboard facilities in Buchanan, New York, and Wilmington, Delaware. The sale resulted in after-tax cash proceeds of approximately $39 million. The Georgia-Pacific Group had agreed with the United States Department of Justice to sell these plants in order to complete the Domtar acquisition. The Georgia-Pacific Group recognized a pretax gain of $39 million ($24 million after taxes).
  . In February 1994, the Georgia-Pacific Group completed the sale of five roofing plants located in Oklahoma, Texas, Ohio, Georgia, and Pennsylvania. The sale resulted in after-tax cash proceeds of approximately $39 million. The Georgia-Pacific Group recognized a pretax gain of $24 million ($15 million after taxes).

  . In February 1994, the Georgia-Pacific Group completed the sale of its envelope manufacturing business, which included 15 envelope manufacturing plants and certain assets of another plant. The sale resulted in after-tax cash proceeds of approximately $117 million. The Georgia-Pacific Group recognized a pretax gain of $39 million ($24 million after taxes).

  Except for the gains on divestitures discussed above, acquisitions and divestitures did not have a material effect on the sales or net income of the Georgia-Pacific Group. Gains on divestitures are recorded in "Other income" on the income statement.

  On March 31, 1997, the Company sold its Martell, California operations for $308 million. Assets included in this transaction were 127,000 acres of timberlands allocated to the Timber Group, and a sawmill and a particleboard plant allocated to the Georgia-Pacific Group. In conjunction with the sale of its Martell operations, the Company received notes receivable from the purchaser in the amount of $270 million related to the timberlands. The Company, in April 1997, monetized the notes receivable through the issuance of notes payable in a private placement. The proceeds of this transaction were credited to the Timber Group through the intergroup account. The notes receivable are included in other assets and the notes payable are classified as other long-term liabilities on the Georgia-Pacific Group's balance sheet. The Georgia-Pacific Group recognized a pretax gain of approximately $14 million on the portion of the sale allocated to the sawmill and the particleboard plant, which is included in other income in the accompanying statements of income.

VOLUNTARY EARLY RETIREMENT PROGRAM

  The Company implemented a voluntary early retirement program in 1996. Costs associated with enhanced pension benefits related to the voluntary early retirement program were $39 million in 1996. This amount is recorded in "Other income" on the income statement.

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

DISTRIBUTION DIVISION RESTRUCTURING

  The Company implemented a project to change and improve certain processes in the Company's building products distribution division. The Company incurred $117 million and $70 million in expenses in 1996 and 1995, respectively, related to the restructuring. These amount are recorded in SG&A expenses on the income statements.

5. RECEIVABLES

  The Georgia-Pacific Group has a large, diversified customer base, which includes some customers that are located in foreign countries. The Georgia-Pacific Group closely monitors extensions of credit and has not experienced significant losses related to its receivables. In addition, a portion of the receivables from foreign sales is covered by confirmed letters of credit to help ensure collectibility.

  Supplemental information on the accounts receivable balances at December 31, 1996 and 1995 is as follows:

                                                                    DECEMBER 31
                                                                   -------------
                                                                    1996   1995
                                                                   ------ ------
                                                                   (IN MILLIONS)
   Receivables
     Trade........................................................   $883   $888
     Other........................................................     84     84
                                                                   ------ ------
                                                                      967    972
   Less allowances................................................     10     25
                                                                   ------ ------
   Receivables, net............................................... $  957 $  947
                                                                   ====== ======

  The Georgia-Pacific Group had sold fractional ownership interests in a defined pool of trade accounts receivable for $350 million as of December 31, 1996 and 1995. The sold accounts receivable are excluded from receivables in the accompanying balance sheets. The full amount of the allowance for doubtful accounts has been retained because the Georgia-Pacific Group has retained substantially the same risk of credit loss as if the receivables had not been sold. A portion of the cost of the accounts receivable sale program is based on the purchasers' level of investment and borrowing costs. The Georgia-Pacific Group pays fees based on the Company's senior debt ratings. The total cost of the program, which was $20 million in 1996, $37 million in 1995, and $33 million in 1994, is included in interest expense in the accompanying statements of income.

  Under the accounts receivable sale agreement, the maximum amount of the purchasers' investment is subject to change based on the level of eligible receivables and restrictions on concentrations of receivables. During 1995, the Georgia-Pacific Group repurchased $350 million of receivables in order to reduce the cost of the program, which was higher than the cost of financing from alternative sources. The program has been extended to May 1998.

  In June 1996, the Financial Accounting Standards Board issued Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which established accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. The Georgia-Pacific Group adopted the new standard in the 1997 first quarter. As of September 30, 1997, the Georgia-Pacific Group's accounts receivable program is accounted for as a secured borrowing; the receivables and the corresponding debt are included as an asset and liability, respectively, on the balance sheet.

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

6. INDEBTEDNESS

  The Company's debt includes the following:

                                                                DECEMBER 31
                                                               --------------
                                                                1996    1995
                                                               ------  ------
                                                               (IN MILLIONS)
   Debentures, 9% average rate, payable through 2025.......... $3,200  $3,350
   Notes, 7.8% average rate, payable through 2006.............    817     717
   Revenue bonds, 4.9% average rate, payable through 2026.....    646     628
   Other loans, 8.1% average rate, payable through 2012.......     45      53
   Less: unamortized discount.................................    (26)    (29)
                                                               ------  ------
                                                                4,682   4,719
   Less: long-term portion of debt............................  4,371   4,704
                                                               ------  ------
   Current portion of long-term debt..........................    311      15
   Commercial paper and other short-term notes, 5.7% average
    rate......................................................    645     321
   Bank overdrafts, net.......................................    251     201
                                                               ------  ------
       Total short-term debt..................................  1,207     537
                                                               ------  ------
       Total debt............................................. $5,578  $5,241
                                                               ======  ======
   Georgia-Pacific Group's portion of Company debt:
     Short-term debt.......................................... $  922  $  397
     Long-term debt, excluding current portion................  3,340   3,479
                                                               ------  ------
       Georgia-Pacific Group's total debt..................... $4,262  $3,876
                                                               ======  ======
   Timber Group's portion of Company debt:
     Short-term debt.......................................... $  285  $  140
     Long-term debt, excluding current portion................  1,031   1,225
                                                               ------  ------
       Timber Group's total debt.............................. $1,316  $1,365
                                                               ======  ======
   Weighted average interest rate on Company debt at period-
    end.......................................................    7.7%    8.1%
                                                               ======  ======

  For additional information regarding financial instruments, see Note 7.

  The scheduled maturities of the Company's long-term debt for the next five years are as follows: $311 million in 1997, $439 million in 1998, $21 million in 1999, $40 million in 2000, and $12 million in 2001.

NOTES AND DEBENTURES

  During 1996, the Company issued $100 million of 7.2% notes due December 15, 2006.

  In 1996, the Company redeemed $150 million of its 9.25% debentures due March 15, 2016. The Company recorded an after-tax extraordinary loss of approximately $5 million related to this redemption which was recognized in the Georgia-Pacific Group's results of operations.

  During 1995, the Company issued $250 million of 8 5/8% Debentures Due April 30, 2025, $250 million of 7.7% Debentures Due June 15, 2015, and $250 million of 7 3/8% Debentures Due December 1, 2025.

  In 1995, the Company redeemed approximately $203 million of its outstanding debt. The after-tax loss on this redemption was less than $1 million.

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

REVOLVING CREDIT FACILITY

  In 1996, the Company entered into an agreement with Bank of America National Trust and Savings Association and 19 other domestic and international banks which provides an unsecured revolving credit facility of $1.5 billion. The revolving credit facility is being used for direct borrowings and as support for commercial paper and other short-term borrowings. The agreement will terminate in 2001. As of December 31, 1996, $856 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.

  Borrowings under the agreement bear interest, at the election of the Company, at either (A) the higher of the Federal Funds Rate plus 1/2% or the stipulated bank lending rate or (B) LIBOR plus .2625% or (C) fixed or floating rates set by competitive bids. Fees associated with this revolving credit facility include a commitment fee of .0625% per annum on the unused portion of the commitments and a facility fee of .0625% per annum on the aggregate commitments of the lenders. Fees and margins may be adjusted upward or downward according to a pricing grid based on the Company's long-term debt ratings. At December 31, 1996, $465 million was borrowed under the credit agreement at a weighted average interest rate of 5.7%. Amounts outstanding under the revolving credit facility are included in "Short-term debt" on the accompanying balance sheets.

  The revolving credit agreement contains certain restrictive covenants. The covenants include a maximum leverage ratio (funded indebtedness to operating cash flow) of 4.5 to 1.0, which is to be maintained by the Company throughout the term of the credit agreement. As of December 31, 1996, the Company's leverage ratio was 3.3 to 1.0.

COMMERCIAL PAPER AND OTHER SHORT-TERM NOTES

  These borrowings are classified by the Company as current liabilities, although all or a portion of them might be refinanced on a long-term basis in 1997.

REVENUE BONDS

  At December 31, 1996, the Company had outstanding borrowings of approximately $646 million under certain industrial revenue bonds, approximately $22 million of which was entered into during 1996 at variable interest rates. Approximately $26 million from the issuance of these bonds is being held by trustees for the Company and is restricted for the construction of certain capital projects of the Georgia-Pacific Group.

OTHER

  At December 31, 1996, the amount of long-term debt secured by property, plant, and equipment and timber and timberlands was not material.

  In September 1995, the Company sold certain assets of the Georgia-Pacific Group for $354 million and has agreed to lease the assets back from the purchaser over a period of 30 years. Under the agreement with the purchaser, the Company will maintain a deposit (initially in the amount of $322 million), which together with interest earned is expected to be sufficient to fund the Company's lease obligation including the repurchase of assets at the end of the term. This transaction is being accounted for as a financing arrangement. At December 31, 1995, the Georgia-Pacific Group recorded on its balance sheet an asset for the deposit from the sale of $305 million and a liability for the lease obligation of $346 million, of which approximately $16 million was recorded as a current asset and a current liability. At December 31, 1996, the deposit and lease obligation balances were $339 million and $340 million, respectively. The long-term portions are recorded in "Other assets" and "Other long-term liabilities" on the accompanying balance sheets.

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

7. FINANCIAL INSTRUMENTS

  The carrying amount and estimated fair value of the Company's financial instruments are as follows:

                                                         DECEMBER 31
                                               -------------------------------
                                                    1996            1995
                                               --------------- ---------------
                                               CARRYING  FAIR  CARRYING  FAIR
                                                AMOUNT  VALUE   AMOUNT  VALUE
                                               -------- ------ -------- ------
                                                        (IN MILLIONS)
   Liabilities:
    Commercial paper and other short-term
     notes (Note 6)...........................  $  645  $  645  $  321  $  321
    Notes and debentures (Note 6).............   4,017   4,215   4,067   4,470
    Revenue bonds (Note 6)....................     646     637     628     628
    Other loans (Note 6)......................      45      45      53      53
    Interest rate exchange agreements.........       *      12       *      21
   Assets:
    Accounts receivable sale program (Note
     5).......................................     350     350     350     350

--------
* The Company's consolidated balance sheet at December 31, 1996 and 1995 included accrued interest of $6 million and $5 million, respectively, related to these agreements.

COMMERCIAL PAPER AND OTHER SHORT-TERM NOTES

  The carrying amounts approximate fair value because of the short maturities of these instruments.

NOTES AND DEBENTURES

  The fair value of notes and debentures was estimated primarily by obtaining quotes from brokers for these and similar issues. For notes and debentures for which there are no quoted market prices, the fair value was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

REVENUE BONDS AND OTHER LOANS

  The fair value of revenue bonds and other loans was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

INTEREST RATE AND FOREIGN CURRENCY EXCHANGE AGREEMENTS

  The Company has used interest rate and foreign currency exchange agreements in the normal course of business to manage and reduce the risk inherent in interest rate and foreign currency fluctuations.

  Under the interest rate exchange agreements, the Company makes payments to counterparties at fixed interest rates and in turn receives payments at variable rates. The Company entered into interest rate exchange agreements in prior years to protect against the increased cost associated with a rise in interest rates. At December 31, 1996, the Company had outstanding interest rate exchange agreements that effectively converted $496 million of floating rate obligations with a weighted average interest rate of 5.7% to fixed rate obligations with an average effective interest rate of approximately 9%. These agreements have a weighted average maturity of approximately 2.1 years. As of December 31, 1996, the Company's total floating rate debt, including the accounts receivable sale program, exceeded related interest rate exchange agreements by $1,363 million.

  The estimated fair value of the Company's liability under interest rate exchange agreements at December 31, 1996 and 1995 was $12 million and $21 million, respectively, and represents the estimated amount

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP the Company could have paid to terminate the agreements. The fair value at December 31, 1996 and 1995 was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

  The Company enters into foreign currency exchange agreements, the amounts of which were not material to the consolidated financial position of the Company at December 31, 1996 and 1995.

  The Company may be exposed to losses in the event of nonperformance of counterparties but does not anticipate such nonperformance.

OTHER

  Due to the short-term nature of current assets and current liabilities, their carrying amounts approximate fair value.

GEORGIA-PACIFIC GROUP'S DEBT

  The estimated fair value of the Georgia-Pacific Group's debt approximates fair market value of the Company's financial instruments discussed above.

8. INCOME TAXES

  The provision for income taxes includes the Georgia-Pacific Group's allocated portion of income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The Georgia-Pacific Group's provision for income taxes consists of the following:

                                                     YEAR ENDED DECEMBER 31
                                                     ------------------------
                                                      1996    1995     1994
                                                     ------- -------  -------
                                                          (IN MILLIONS)
   Federal income taxes:
     Current........................................ $    37 $   549  $   199
     Deferred.......................................      11     (28)     (22)
   State income taxes:
     Current........................................       4     102       45
     Deferred.......................................       2      (7)     (15)
                                                     ------- -------  -------
   Provision for income taxes....................... $    54 $   616  $   207
                                                     ======= =======  =======
   Income taxes paid by the Company, net of re-
    funds........................................... $   135 $   686  $   251
                                                     ======= =======  =======
   Georgia-Pacific Group's portion of income taxes
    paid, net of refunds............................ $    48 $   625  $   216
                                                     ======= =======  =======

  Income taxes paid by the Company during 1996 are net of refunds of approximately $73 million, primarily related to a 1995 federal overpayment and 1991 and 1992 federal audits that related solely to taxes of the Georgia-Pacific Group.

  Income taxes paid by the Company during 1995 and 1994 included tax and interest payments of $12 million and $84 million, respectively, to the Internal Revenue Service to settle substantially all pending income tax issues for years prior to 1991 that related solely to the Georgia-Pacific Group.

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

  The federal statutory income tax rate was 35%. The Georgia-Pacific Group's provision for income taxes is reconciled to the federal statutory rate as follows:

                                                    YEAR ENDED DECEMBER 31
                                                    -------------------------
                                                     1996     1995     1994
                                                    -------  -------  -------
                                                         (IN MILLIONS)
Provision for income taxes computed at the federal
 statutory tax rate...............................  $   31   $   537  $   165
State income taxes, net of federal benefit........       4        62        19
Goodwill amortization.............................      23        23        23
Foreign sales corporation.........................      (7)       (9)       (5)
Meals and entertainment disallowance..............       4         3         3
Other.............................................      (1)      --          2
                                                    ------   -------  -------
Provision for income taxes........................  $   54   $   616  $   207
                                                    ======   =======  =======

  The components of the Georgia-Pacific Group's net deferred income tax liabilities are as follows:

                                                               DECEMBER 31,
                                                              ----------------
                                                               1996     1995
                                                              -------  -------
                                                               (IN MILLIONS)
Deferred income tax assets:
  Compensation related accruals.............................. $   333  $   315
  Other accruals and reserves................................      76       67
  Other......................................................     (16)      12
                                                              -------  -------
                                                                  393      394
                                                              -------  -------
  Valuation allowance........................................     --       --
                                                              -------  -------
                                                                  393      394
                                                              -------  -------
Deferred income tax liabilities:
  Property, plant, and equipment.............................  (1,211)  (1,192)
  Timber contracts...........................................      (2)      (2)
  Other......................................................     (38)     (44)
                                                              -------  -------
                                                               (1,251)  (1,238)
                                                              -------  -------
Deferred income tax liabilities, net......................... $  (858) $  (844)
                                                              =======  =======
Included in the balance sheets:
  Deferred income tax assets*................................ $   129  $   123
  Deferred income tax liabilities**..........................    (987)    (967)
                                                              -------  -------
  Deferred income tax liabilities, net....................... $  (858) $  (844)
                                                              =======  =======

--------
 * Net of current liabilities of $4 million at December 31, 1996 and 1995. ** Net of long-term assets of $260 million and $267 million at December 31,
   1996 and 1995, respectively.

9. RETIREMENT PLANS

DEFINED BENEFIT PENSION PLANS

  Most of the Company's employees participate in noncontributory defined benefit pension plans. These include plans which are administered solely by the Company and union-administered multiemployer plans. The Company's funding policy for solely administered plans is based on actuarial calculations and the applicable

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP requirements of federal law. Contributions to multiemployer plans are generally based on negotiated labor contracts.

  Benefits under the majority of plans for hourly employees (including multiemployer plans) are primarily related to years of service. The Company has separate plans for salaried employees and officers under which benefits are primarily related to compensation and years of service. The officers' plan is not funded and is nonqualified for federal income tax purposes.

  For the Georgia-Pacific Group, plan assets consist principally of common stocks, bonds, mortgage securities, interests in limited partnerships, cash equivalents, and real estate. At December 31, 1996 and 1995, $65 million and $27 million, respectively, of noncurrent prepaid pension cost was included in other assets. Accrued pension cost of $66 million and $73 million at December 31, 1996 and 1995, respectively, was included in other long-term liabilities.

  Pursuant to the provisions of SFAS No. 87, "Employers' Accounting for Pensions," intangible assets of $3 million and $56 million were recorded as of December 31, 1996 and 1995, respectively, in order to recognize the required minimum liability.

  The following table sets forth the Georgia-Pacific Group's actuarially-determined share of the funded status of the solely administered plans and the amounts recognized in the accompanying balance sheets.

                                                      DECEMBER 31, 1996
                                              ---------------------------------
                                                PLANS HAVING     PLANS HAVING
                                              ASSETS IN EXCESS   ACCUMULATED
                                               OF ACCUMULATED    BENEFITS IN
                                                  BENEFITS     EXCESS OF ASSETS
                                              ---------------- ----------------
                                                        (IN MILLIONS)
Accumulated benefit obligation at November
 30, 1996
  Vested portion............................       $1,378            $ 92
  Nonvested portion.........................           33               3
                                                   ------            ----
                                                    1,411              95
Effect of projected future compensation lev-
 els........................................           12              13
                                                   ------            ----
Projected benefit obligation at November 30,
 1996.......................................        1,423             108
Plan assets at fair value at November 30,
 1996.......................................        1,694              29
                                                   ------            ----
Plan assets in excess of (less than) pro-
 jected benefit obligation..................          271             (79)
Unrecognized net (gain) loss................         (239)             20
Unrecognized prior service cost.............           42               3
Unrecognized net asset from initial applica-
 tion of SFAS 87............................           (9)            --
Adjustment required to recognize minimum li-
 ability....................................          --              (10)
                                                   ------            ----
Prepaid (accrued) pension cost at December
 31, 1996...................................       $   65            $(66)
                                                   ======            ====

               GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

                                                      DECEMBER 31, 1995
                                              ---------------------------------
                                                PLANS HAVING     PLANS HAVING
                                              ASSETS IN EXCESS   ACCUMULATED
                                               OF ACCUMULATED    BENEFITS IN
                                                  BENEFITS     EXCESS OF ASSETS
                                              ---------------- ----------------
                                                        (IN MILLIONS)
Accumulated benefit obligation at November
 30, 1995
  Vested portion............................       $  905            $518
  Nonvested portion.........................           20              14
                                                   ------            ----
                                                      925             532
Effect of projected future compensation
 levels.....................................            9              13
                                                   ------            ----
Projected benefit obligation at November 30,
 1995.......................................          934             545
Plan assets at fair value at November 30,
 1995.......................................        1,148             459
                                                   ------            ----
Plan assets in excess of (less than)
 projected benefit obligation...............          214             (86)
Unrecognized net (gain) loss................         (165)             47
Unrecognized prior service cost.............          (15)             56
Unrecognized net asset from initial
 application of SFAS 87.....................           (7)            (11)
Adjustment required to recognize minimum
 liability..................................          --              (79)
                                                   ------            ----
Prepaid (accrued) pension cost at December
 31, 1995...................................       $   27            $(73)
                                                   ======            ====

  The Georgia-Pacific Group's share of the net periodic pension cost for solely administered and union-administered pension plans included the following:

                                                      YEAR ENDED DECEMBER 31
                                                      -------------------------
                                                       1996     1995     1994
                                                      -------  -------  -------
                                                           (IN MILLIONS)
Service cost of benefits earned...................... $    82  $    74  $    80
Interest cost on projected benefit obligation........     105      106       92
Actual return on plan assets.........................    (296)    (308)     (21)
Net amortization and deferral........................     126      166     (124)
Contributions to multiemployer pension plans.........       4        4        4
                                                      -------  -------  -------
Net periodic pension cost............................ $    21  $    42  $    31
                                                      =======  =======  =======

  The following assumptions were used:

                                                     YEAR ENDED DECEMBER 31
                                                     -------------------------
                                                      1996     1995     1994
                                                     -------  -------  -------
Discount rate used to determine the projected
 benefit obligation................................      7.0%     7.0%     8.5%
Rate of increase in future compensation levels used
 to determine the projected benefit obligation.....      5.5      5.5      6.0
Expected long-term rate of return on plan assets
 used to determine net periodic pension cost.......     10.0     10.0     10.0

DEFINED CONTRIBUTION PLANS

  The Company sponsors several defined contribution plans to provide eligible employees with additional income upon retirement. The Company's contributions to the plans are based on employee contributions and compensation. The allocated portion of the Company's contributions related to the Georgia-Pacific Group totaled $49 million in 1996, $45 million in 1995, and $42 million in 1994.

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

HEALTH CARE AND LIFE INSURANCE BENEFITS

  The Company provides certain health care and life insurance benefits to eligible retired employees. Salaried participants generally become eligible for retiree health care benefits after reaching age 55 with ten years of service or after reaching age 65. Benefits, eligibility, and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the medical plans pay a stated percentage of most medical expenses, reduced for any deductible and payments made by government programs and other group coverage. Effective December 1995, the plans were funded through a trust established for the payment of future active and retiree benefits. The trust was funded with an initial contribution of which $31 million was allocated to the Georgia-Pacific Group. The Company will continue to contribute to the trust in the amounts necessary to fund current obligations of the plans.

  In 1991, the Company began transferring its share of the cost of post-age 65 health care benefits to future salaried retirees. It is currently anticipated that the Company will continue to reduce the percentage of the cost of post-age 65 benefits that it will pay on behalf of salaried employees who retire in each of the years 1995 through 1999 and that the Company will continue to share the pre-age 65 cost with future salaried retirees but will no longer pay any of the post-age 65 cost for salaried employees who retire after 1999.

  The following table sets forth the status of the plans, reconciled to the accrued postretirement benefit cost recognized in the Georgia-Pacific Group's balance sheets, at December 31, 1996 and 1995:

                                                                  DECEMBER 31
                                                                 --------------
                                                                  1996    1995
                                                                 ------  ------
                                                                 (IN MILLIONS)
Accumulated postretirement benefit obligation:
  Retirees...................................................... $  340  $  288
  Fully eligible active plan participants.......................     26      32
  Other active participants.....................................    164     143
                                                                 ------  ------
                                                                    530     463
Unrecognized net gain (loss)....................................    (45)    (47)
Unrecognized prior service cost.................................    (13)      5
                                                                 ------  ------
Accrued postretirement benefit cost ............................ $  472  $  421
                                                                 ======  ======

  Net periodic postretirement benefit cost included the following components:

                                                                 YEAR ENDED
                                                                DECEMBER 31
                                                               ---------------
                                                               1996 1995  1994
                                                               ---- ----  ----
                                                               (IN MILLIONS)
Service cost of benefits earned............................... $10  $ 6   $ 9
Interest cost on accumulated postretirement benefit
 obligation...................................................  29   27    28
Amortization of (gain) loss................................... --    (1)    1
                                                               ---  ---   ---
Net periodic postretirement benefit cost...................... $39  $32   $38
                                                               ===  ===   ===

  For measuring the expected postretirement benefit obligation, a 10%, 11%, and 12% annual rate of increase in the per capita claims cost was assumed for 1996, 1995, and 1994, respectively. The rate was assumed to decrease 1% per year to 7% in 1999 and remain at that level thereafter. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.5% at December 31, 1996 and 1995 and 8% at December 31, 1994.

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

  If the annual health care cost trend rate were increased by 1%, the accumulated postretirement benefit obligation would have increased by 14% as of December 31, 1996 and December 31, 1995 and 13% as of December 31, 1994. The effect of this change on the aggregate of service and interest costs would be an increase of 11% for 1996, 15% for 1995, and 17% for 1994.

OTHER

  Effective January 1, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires accrual-basis recognition of benefits provided by an employer to former or inactive employees after employment but before retirement. The adoption of SFAS No. 112 resulted in a one-time, after-tax charge of $5 million in 1994 allocated to the Georgia-Pacific Group.

10. STOCK INCENTIVE PLANS

1997 INCENTIVE STOCK PLANS

  The Board has approved the Georgia-Pacific Group 1997 Long-Term Incentive Plan (the "Georgia-Pacific Group Plan") and the Timber Group 1997 Long-Term Incentive Plan (the "Timber Group Plan"), subject to shareholder approval. The Georgia-Pacific Group Plan authorizes grants of stock options, restricted stock and performance awards with respect to Georgia-Pacific Group Stock. The Timber Group Plan authorizes grants of stock options, restricted stock and performance awards with respect to Timber Stock. The Company does not currently intend to grant awards under the Georgia-Pacific Group Plan to members of the Timber Group. It is intended, however, that certain officers and employees of the Company with responsibilities involving both the Georgia-Pacific Group and the Timber Group may be granted options, restricted stock or performance awards under both the Georgia-Pacific Group Plan and the Timber Group Plan in a manner which reflects their responsibilities. The Board believes that permitting incentive awards to be made to participants with respect to the class of common stock which reflects the performance of the Company's business in which the participants work will better serve the Company's interests.

  Several existing stock incentive plans which offer benefits in the form of, or based on the performance of, Georgia-Pacific common stock will be affected by the Letter Stock Proposal. The affected plans and management's intentions with respect to those plans upon the approval and implementation of the Letter Stock Proposal are discussed below.

EMPLOYEE STOCK PURCHASE PLANS

  At December 31, 1996, the Company had 952,000 shares of common stock reserved for issuance under the 1995 Employee Stock Purchase Plan ("Purchase Plan") at a subscription price of $73.84 per share. The subscription period for the Purchase Plan expired on September 15, 1995. A subscriber must purchase and pay for shares subscribed not later than September 30, 1997, but prior to the time that the subscriber's last contribution to the Purchase Plan is paid, the subscriber may obtain a refund of his/her payments plus interest at a rate of 6% per annum in lieu of stock. Approximately 7,300 subscribers remained in the Purchase Plan at December 31, 1996.

  The Company's 1997 Employee Stock Purchase Plan ("97 Plan") offers to employees a right to subscribe for Existing Common Stock at a subscription price of $78.09 per share representing 85% of the mean of the high and low prices of the Company's Existing Common Stock on September 2, 1997. The subscription period for the 97 Plan expires on November 14, 1997. A subscriber must purchase and pay for shares subscribed not later than November 30, 1999, but prior to the time that the subscriber's last contribution to the 97 Plan is paid, the subscriber may obtain a refund of his/her payments plus interest at a rate of 6% per annum in lieu of stock. If the Letter Stock Proposal is approved by the shareholders and implemented by the Board, the terms of the subscription agreements will be adjusted to allow employees, pursuant to the terms of the plan, to purchase at the same subscription price a package consisting of one share of Timber Stock and one share of Georgia-Pacific Group Stock for each share of Existing Common Stock for which they originally subscribed.

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

OUTSIDE DIRECTORS STOCK PLAN

  The Outside Directors Stock Plan ("Directors Plan") provides for the granting of Existing Common Stock to nonemployee directors on a restricted basis. Each nonemployee director was granted 200 restricted shares of common stock in 1995 and 193 shares in 1996. Beginning in 1997, each outside director will be granted annually a number of shares equal to $40,000 divided by the mean between the high and low sales price for the Company's common stock price on the date of issuance. The restrictions on the shares lapse at the time of death, retirement from the board, or disability.

  After the Letter Stock Proposal is approved and implemented, each share of restricted stock currently held will be redesignated as Georgia-Pacific Group Stock, and an equal number of shares of Timber Stock (subject to the same restrictions as the original restricted shares) will be added to the outstanding award. In addition, it is intended that each director's annual grant will consist of a number of shares of Timber Stock and of Georgia-Pacific Group Stock determined so that (i) a substantially equal number of shares of Timber Stock and Georgia-Pacific Group Stock will be granted for any year and (ii) the total market value of the shares granted in any year (based on the mean of the high and low prices of each stock on the date of grant) is $40,000 (subject to immaterial rounding differentials).

1990 LONG-TERM INCENTIVE PLAN

  The Company initially reserved 4,000,000 shares for issuance under the 1990 Long-Term Incentive Plan ("Incentive Plan"), which expired March 9, 1995. Restricted stock was awarded to employees at no cost, based on increases in average market value of the Company's common stock. At the time restricted shares were awarded, the market value of the stock was added to common stock and additional paid-in capital and was deducted from shareholders' equity (long-term incentive plan deferred compensation) in the Company's consolidated financial statements. Long-term incentive plan deferred compensation is amortized over the vesting (restriction) period, generally five years, with adjustments made quarterly for market price fluctuations. At the time awarded shares become vested, the Company will pay on behalf of each participant a cash bonus in the amount of the estimated income tax liability to be incurred by the participant as a result of the award and cash bonus. Shares totaling 1,155,000 were awarded under the Incentive Plan, of which 676,000 restricted shares remained outstanding as of December 31, 1996.

  Compensation expense allocated to the Georgia-Pacific Group was $28 million in 1996, $21 million in 1995, and $36 million in 1994 related to these incentive plans.

  Upon approval and implementation of the Letter Stock Proposal, each share of restricted stock currently held will be redesignated as Georgia-Pacific Group Stock, and an equal number of restricted shares of Timber Stock will be added to the outstanding award. These shares will be distributed upon vesting under the terms of the plan. The tax gross-up provided in the plan will be calculated based on the aggregate market value of the two classes of shares distributed to an individual at such time.

EMPLOYEE STOCK OPTION PLANS

  The 1995 Shareholder Value Incentive Plan ("SVIP") provides for the granting of stock options having a term of either 5 1/2 or 10 years to officers and key employees. At December 31, 1996, the Company had 8,100,000 shares of common stock reserved for issue under the SVIP. Options having a term of 10 years become exercisable in 9 1/2 years unless certain performance targets tied to the Company's common stock performance are met which would enable the holder to exercise such options after 3, 4, or 5 years from the grant date. Options having a term of 5 1/2 years may be exercised only if such performance targets are met in the third, fourth, or fifth

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP year after such grant date. At the time options are exercised, the exercise price is payable in cash or by surrender of shares of common stock already owned by the optionee.

  The 1994 Employee Stock Option Plan ("1994 Option Plan") provided for the granting of stock options to certain nonofficer key employees. There are also options outstanding under the 1993 Employee Stock Option Plan ("1993 Option Plan").

  Except with respect to the SVIP and the 1994 Option Plan, holders of stock options are paid cash bonuses, payable upon exercise of an option, of an amount not to exceed the amount by which the market value of the common stock, as defined, exceeds the option price. In addition, holders of options granted under plans other than the SVIP and the 1994 Option Plan may surrender all or part of the related stock option in exchange for common stock with a fair market value equal to the amount by which the market value of the shares covered by the option exceeds the aggregate option exercise price.

  Except for the SVIP and the 1994 Option Plan (which are noncompensatory for financial reporting purposes), compensation resulting from stock options and cash bonuses was initially measured at the grant date based on the market value of the common stock and adjustments are made quarterly for market price fluctuations. The Georgia-Pacific Group was allocated compensation expense related to the 1993 Option Plan and the 1984 Employee Stock Option Plan of $2 million in 1996 and $6 million in 1995 and 1994.

  If the Letter Stock Proposal is approved by the shareholders and implemented by the Board, each outstanding stock option under the SVIP, 1994 Option Plan and 1993 Option Plan will be converted into separately-exercisable options to acquire a number of shares of Georgia-Pacific Group Stock and Timber Stock, each of which equals the number of shares of Existing Common Stock specified in the original option. The exercise price for the resulting Georgia-Pacific Group Stock options and Timber Stock options will be calculated by multiplying the exercise price under the original option from which they were converted by a fraction, the numerator of which is the average of the high and low price of Georgia-Pacific Group Stock or Timber Stock, as the case may be, on the first date such stocks are traded, regular way, on the New York Stock Exchange (respectively, the "Georgia-Pacific Group Stock Price" and the "Timber Stock Price") and the denominator of which is the sum of such Georgia-Pacific Group and Timber Stock Prices. These changes, as applied to the SVIP, are subject to shareholder approval of an amended and restated SVIP document reflecting the changes and of the Georgia-Pacific Group Plan and the Timber Group Plan. This is intended to ensure that the aggregate intrinsic value of the options will be preserved, and the ratio of the exercise price per option to the market value per share will not be reduced. In addition, the vesting provisions and option periods of the original grants will remain the same when converted. Under the amended and restated SVIP, no further grants may be made under that plan.

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

  Additional information relating to the Company's existing employee stock option plans is as follows:

                                               YEAR ENDED DECEMBER 31
                              -----------------------------------------------------------
                                     1996                1995                1994
                              ------------------- ------------------- -------------------
                                         WEIGHTED            WEIGHTED            WEIGHTED
                                         AVERAGE             AVERAGE             AVERAGE
                                         EXERCISE            EXERCISE            EXERCISE
                               SHARES     PRICE    SHARES     PRICE    SHARES     PRICE
                              ---------  -------- ---------  -------- ---------  --------
   Options outstanding at
    January 1...............  2,217,000   $75.61  1,646,000   $66.77  1,055,000   $55.91
   Options granted..........  2,150,500    72.63  1,223,200    80.50    937,000    75.00
   Options
    exercised/surrendered...   (117,400)   57.15   (619,000)   61.63   (291,000)   52.69
   Options cancelled........    (91,600)   75.45    (33,200)   77.64    (55,000)   73.23
                              ---------   ------  ---------   ------  ---------   ------
   Options outstanding at
    December 31.............  4,158,500   $74.53  2,217,000   $75.61  1,646,000   $66.77
   Options available for
    grant at December 31....  4,811,000           6,895,000             111,000
                              ---------           ---------           ---------
       Total reserved
        shares..............  8,969,500           9,112,000           1,757,000
                              =========           =========           =========
   Options exercisable at
    December 31.............    869,000           1,012,000             757,000
   Option prices per share:
     Granted................    $73-$77             $    81             $64-$75
     Exercised/surrendered..    $39-$75             $39-$75             $39-$66
     Cancelled..............    $39-$81             $39-$81             $39-$75

SHAREHOLDER RIGHTS PLAN

  The Company has a shareholder rights agreement (the "Original Rights Agreement") pursuant to which preferred stock purchase rights (the "Original Rights") are issued at the rate of one right for each share of Existing Common Stock. The Original Rights expire on July 31, 1999, unless redeemed earlier or extended. The Original Rights are exercisable only if a person or group acquires 15% or more of the Company's Existing Common Stock or announces a tender offer for 30% or more of the common stock. In such event, each Original Right entitles the holder to buy, at an exercise price of $175, one one-hundredth of a newly issued share of Series A Junior Preferred Stock, of which 5 million shares were reserved at December 31, 1996. Due to the nature of its dividend, liquidation and voting rights, the economic value of one one-hundredth of a share of Junior Preferred Stock should approximate the economic value of one share of common stock. In addition, if one of several specified events (generally involving self-dealing transactions by an acquirer of the Company's Existing Common Stock or a business combination involving the Company) occurs, each Original Right generally entitles the holder to buy, at an exercise price of $175 (subject to adjustments), shares of either the Company's Series A Junior Preferred Stock or the acquirer's common stock, in either case having a market value of twice the exercise price. If the Letter Stock Proposal is approved by the shareholders and implemented by the Board, the Original Rights Agreement will be amended and restated (the "Restated Rights Agreement") to, among other things, (i) reflect the new equity structure of the Company, (ii) reset the prices at which rights issued pursuant thereto may be exercised into units of Junior Preferred Stock, (iii) extend the expiration date of the rights issued pursuant thereto from July 31, 1999 to December 31, 2007, (iv) change the triggering percentage with respect to a tender or exchange offer from 30% to 15%, and (v) replace the Board's ability to redeem the rights issued pursuant thereto for $.01 per right with the ability to terminate the rights.

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

  If the Letter Stock Proposal is approved by the shareholders and implemented by the Board, as of the effective date of the Distribution, the Board will by resolution amend the Articles to (i) reduce the authorized number of shares of Series A Junior Preferred Stock to zero, (ii) designate a new series of Junior Preferred Stock as the Series B Junior Preferred Stock, (iii) designate another new series of Junior Preferred Stock as the Series C Junior Preferred Stock, (iv) redesignate each Original Right as a "Georgia-Pacific Group Right," which will entitle the holders thereof to purchase shares of Series B Junior Preferred Stock under the conditions specified in the Restated Rights Agreement, and (v) issue one right with respect to each share of Timber Stock (a "Timber Right"), which will entitle the holders thereof to purchase shares of Series C Junior Preferred Stock under the conditions specified in the Restated Rights Agreement. The Georgia-Pacific Group Rights and the Timber Rights are herein collectively referred to as the "Rights."

  The Rights will expire on December 31, 2007, unless earlier redeemed by the Company or extended. The Rights would be exercisable only if a person or group acquires 15% or more of the total voting rights of the then outstanding shares of common stock or commences a tender offer that would result in such person or group beneficially owning 15% or more of the total voting rights of the then outstanding shares of common stock. The Original Rights Agreement provided that the triggering percentage with respect to a tender or exchange offer would be 30% of the outstanding voting rights. The Restated Rights Agreement would decrease this percentage from 30% to 15% in order to make the triggering percentages for acquisitions of stock generally and for tender or exchange offers the same. In such event, each Right would entitle the holder to purchase from the Company (i) in the case of a Georgia-Pacific Group Right, one one-hundredth of a share of Series B Junior Preferred Stock (a "Series B Unit") at a purchase price of $350 (the "Series B Unit Purchase Price"), subject to adjustment, of which 5 million shares will be reserved and (ii) in the case of a Timber Right, one one-hundredth of a share of Series C Junior Preferred Stock (a "Series C Unit") at a purchase price of $100 (the "Series C Unit Purchase Price"), subject to adjustment, of which 5 million shares will be reserved.

  Because of the nature of the dividend, liquidation and voting rights of each series of Junior Preferred Stock related to the Rights, the economic value of one Series B Unit and one Series C Unit should approximate the economic value of one share of Georgia-Pacific Group Stock and one share of Timber Stock, respectively. In addition, if one of several specified events (generally involving self-dealing transactions by an acquirer of the Company's common stock or a business combination involving the Company) occurs, each Georgia-Pacific Group Right and each Timber Right will entitle its holder to purchase, for the Series B Unit Purchase Price and the Series C Unit Purchase Price, respectively, a number of shares of common stock of such entity or purchaser with a market value equal to twice the applicable Purchase Price.

OTHER

  The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," in 1996. The Company has elected to continue to account for its stock-based compensation plans under APB Opinion No. 25 and disclose pro forma effects of the plans on net income and earnings per share as provided by SFAS No. 123. Accordingly, no compensation cost has been recognized for the SVIP plan or the Employee Stock Purchase Plan. Since the Georgia-Pacific Group Stock was not part of the capital structure of the Company for the periods presented, there were no stock options outstanding. Therefore, the pro forma effect of Georgia-Pacific Group Stock options on the accompanying historical combined financial statements is not presented.

11. COMMITMENTS AND CONTINGENCIES

  The holders of Georgia-Pacific Group Stock will be shareholders of the Company and will continue to be subject to all of the risks associated with an investment in the Company, including any legal proceedings and

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP claims affecting the Timber Group. The Georgia-Pacific Group is subject to various legal proceedings and claims that arise in the ordinary course of its business. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings involving environmental matters. Liability insurance in effect during the last several years provides very limited coverage for environmental matters.

  The following sets forth legal proceedings and claims arising out of the operations of the Georgia-Pacific Group to which the Company is a party.

  The Company is involved in environmental remediation activities at approximately 200 sites, both owned by the Company and owned by others, where it has been notified that it is or may be a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or similar state "superfund" laws. Of the known sites in which it is involved, the Georgia-Pacific Group estimates that approximately 31% are being investigated, approximately 43% are being remediated, and approximately 26% are being monitored (an activity which occurs after either site investigation or remediation has been completed). The ultimate costs to the Georgia-Pacific Group for the investigation, remediation, and monitoring of many of these sites cannot be predicted with certainty due to the often unknown magnitude of the pollution or the necessary cleanup, the varying costs of alternative cleanup methods, the amount of time necessary to accomplish such cleanups, the evolving nature of cleanup technologies and government regulations, and the inability to determine the Georgia-Pacific Group's share of multiparty cleanups or the extent to which contribution will be available from other parties. The Georgia-Pacific Group has established reserves for environmental remediation costs for these sites in amounts which it believes are probable and reasonably estimable. Based on analysis of currently available information and previous experience with respect to the cleanup of hazardous substances, the Georgia-Pacific Group believes that it is reasonably possible that costs associated with these sites may exceed current reserves by amounts that may prove insignificant or that could range, in the aggregate, up to approximately $63 million. This estimate of the range of reasonably possible additional costs is less certain than the estimates upon which reserves are based, and in order to establish the upper limit of such range, assumptions least favorable to the Georgia-Pacific Group among the range of reasonably possible outcomes were used. In estimating both its current reserve for environmental remediation and the possible range of additional costs, the Georgia-Pacific Group has not assumed it will bear the entire cost of remediation of every site to the exclusion of other known potentially responsible parties who may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, based generally on the parties' financial condition and probable contribution on a per site basis.

  The Company reached an agreement in August 1997 with the New York Department of Environmental Conservation concerning alleged disposal of PCB-contaminated wastes from the Georgia-Pacific Group's Plattsburgh, New York, facility into Cumberland Bay of Lake Champlain. The Company has agreed to pay $9 million to the State of New York in full settlement of its remediation obligations with respect to this site.

  The Company and many other companies are defendants in suits brought in various courts around the nation by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing products. These suits allege a variety of lung and other diseases based on alleged exposure to products previously manufactured by the Georgia-Pacific Group. In many cases the plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure.

  The Company generally resolves asbestos cases by voluntary dismissal or settlement for amounts it considers reasonable given the facts and circumstances of each case. The amounts it has paid to defend and settle these cases to date have been substantially covered by product liability insurance. The Company is currently defending claims of approximately 58,000 such plaintiffs and anticipates that additional suits will be filed against

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP it over the next several years. The Company has insurance available in amounts which it believes are adequate to cover substantially all of the reasonably foreseeable damages and settlement amounts arising out of claims and suits currently pending. The Company has further insurance coverage available for the disposition of suits that may be filed against it in the future, but there can be no assurance that the amounts of such insurance will be adequate to cover all future claims. The Georgia-Pacific Group has established reserves for liabilities and legal defense costs it believes are probable and reasonably estimable with respect to pending suits and claims and a receivable for expected insurance recoveries.

  The Company is defending an action in Alabama state court that seeks to recover damages on behalf of a class of all persons currently owning structures in the United States on which hardboard siding manufactured by the Georgia-Pacific Group after January 1, 1980 has been installed. The plaintiffs allege that this hardboard siding was inadequately designed and manufactured and, as a consequence, prematurely discolors and deteriorates. They also dispute the validity and availability of the warranty issued with the product. On July 24, 1997, the court preliminarily approved a proposed settlement of this case, authorized a program to provide notice to class members and set a date in January 1998 for a hearing on the fairness of the settlement. Accordingly, the settlement remains subject to final court approval. The settlement provides a procedure for resolving product warranty claims on certain of the Georgia-Pacific Group's hardboard siding products and for payment of $3 million in legal fees to plaintiffs' counsel, plus expenses not to exceed $200,000. In addition, plaintiffs' counsel will be entitled to additional fees based upon a percentage of claims paid by the Company. The Georgia-Pacific Group has previously established financial reserves it believes to be adequate to pay eligible claims and legal fees. However, the volume and timing of actual claims, or the number of potential claimants who choose not to participate in the settlement, could cause settlement costs to exceed established reserves. A similar case has been filed against the Company and another defendant in state court in Georgia seeking to certify a class of individuals whose mobile homes contain the Georgia-Pacific Group's hardboard siding. On July 8, 1997, a purported nationwide class action was filed against the Company in state court in Georgia making claims substantially similar to those alleged in the Alabama class action. The Georgia-Pacific Group believes the claims of the members of these purported class actions are encompassed within the settlement of the Alabama case and it will seek to have these cases dismissed.

  In May of 1997, the Company and nine other companies were named as defendants in a class action suit alleging that they engaged in a conspiracy to fix the prices of sanitary commercial paper products, such as towels and napkins, in violation of federal and state laws. Approximately 40 similar suits have been filed in federal courts in California, Florida, Georgia and Wisconsin, and in the state courts of California and Tennessee. The Company and the other defendants have removed the California and Tennessee state court actions to federal court. However, plaintiffs have filed motions seeking to have these cases remanded to state court. On September 4, 1997, one of these California actions was remanded back to state court. In addition, the Company and the other defendants filed a petition with the Federal Judicial Panel on Multi-District Litigation asking the Panel to consolidate all of the federal court cases in one jurisdiction. On October 15, 1997, the Panel consolidated all federal court cases in the federal district court in Gainesville, Florida. This court will decide the outstanding motions to remand cases to state courts in California and Tennessee. The Company has denied that it has engaged in any of the illegal conduct alleged in these cases and intends to defend itself vigorously.

  Although the ultimate outcome of these environmental matters and legal proceedings cannot be determined with certainty, based on presently available information, management believes that adequate reserves have been established by the Georgia-Pacific Group, for probable losses with respect thereto. Management of the Company further believes that the ultimate outcome of such environmental matters and legal proceedings could be material to operating results of the Georgia-Pacific Group in any given quarter or year but will not have a material adverse effect on the long-term results of operations, liquidity, or financial position of the Georgia-Pacific Group.

              GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP

12. RELATED-PARTY TRANSACTIONS

  For all periods in which statements of income of the Groups are presented, timber has been transferred from the Company's timberlands at prices intended to reflect fair market prices based on prices paid by independent purchasers and sellers for similar kinds of timber, the benefit of having controlled access to timber and the location and quality of such timber.

  The Timber Group and the Georgia-Pacific Group have negotiated an operating policy governing future sales of timber and wood fiber by the Timber Group to the Georgia-Pacific Group with an initial term of three years. Under this policy, the Georgia-Pacific Group will be required to purchase in the years 1998-2000, on a take-or-pay basis, 60% of the volume of timber and wood fiber harvested annually from the Timber Group's Southern forests. In 1998, the Georgia-Pacific Group has a right of first refusal to purchase up to 90% of the Timber Group's total annual harvest from each forest (which amount must include the 60% take-or-pay amount described above). In 1999 and 2000, the volume subject to this right of first refusal will decrease to 80%, and the Georgia-Pacific Group must exercise its right not later than October 15th of the preceding year. All quantities of timber and wood fiber committed under the take-or-pay arrangement described above, and all quantities as to which the Georgia-Pacific Group exercises its right of first refusal for a particular year, will be sold at market prices determined quarterly. Such prices are intended to approximate prices negotiated between unaffiliated third parties in the open market and will be based upon (i) an average of the actual prices during the immediately preceding quarter received by the Timber Group for sales made by it to third parties, and prices paid by the Georgia-Pacific Group for purchases made by it from third parties, in the same forest region of timber and wood fiber of the same species, grade and size, and (ii) the benefit to the Georgia-Pacific Group of having access to a committed quantity of high quality timber and wood fiber in close proximity to its mills and plants.

  All quantities of timber and wood fiber harvested each year by the Timber Group and not committed to the Georgia-Pacific Group as described above may be sold by the Timber Group to any purchaser, including the Georgia-Pacific Group. In such case, the Georgia-Pacific Group may purchase such timber at negotiated prices or at prices determined in competitive bidding. Sales to the Georgia-Pacific Group and third parties will generally be made on a stumpage basis, except that sales in the Western region and of thinnings and selective harvests by the Timber Group may be made on a delivered basis.

  This policy is intended to ensure that the Georgia-Pacific Group will be able to purchase from the Timber Group specified amounts of timber and wood fiber, while ensuring that the Timber Group, beginning in 1999, will be able to sell at up to 20% of its annual harvest in the open market. This policy will remain in effect through 2000. If neither party gives written notice to the other of its desire to renegotiate or terminate the policy by October 15, 1998, the policy will automatically be extended through 2001 and thereafter will be extended for an additional year on each January 1 until any such notice of renegotiation or termination is received. As a result, the policy in effect has a two-year termination clause to allow both the Georgia-Pacific Group and the Timber Group time to find other sellers and purchasers, respectively, of timber and wood fiber.

  The Company is a 50% partner in a joint venture ("GA-MET") with Metropolitan Life Insurance Company ("Metropolitan"). GA-MET owns and operates the Company's main office building in Atlanta, Georgia. The Company accounts for its investment in GA-MET under the equity method which is included in the Georgia-Pacific Group's financial statements.

  At December 31, 1996, GA-MET had an outstanding mortgage loan payable to Metropolitan in the amount of $153 million. The note bears interest at 9 1/2%, requires monthly payments of principal and interest through 2011, and is secured by the land and building owned by the joint venture. In the event of foreclosure, each partner has severally guaranteed payment of one-half of any shortfall of collateral value to the outstanding secured indebtedness. Based on the present market conditions and building occupancy, the likelihood of any obligation to the Company or the Georgia-Pacific Group with respect to this guarantee is considered remote.

                                                                         ANNEX V

                                  TIMBER GROUP

                                                                            PAGE
                                                                            ----
Business................................................................... V-2
Management's Discussion and Analysis....................................... V-19
Combined Financial Statements.............................................. V-24

                                   BUSINESS

GENERAL

  The Timber Group is engaged in the business of growing and selling timber and wood fiber. The Timber Group is the third largest private owner of timberlands in the United States, owning approximately 5.4 million acres of timberland in the United States and Canada, and managing an additional 400,000 acres under long-term leases (collectively, the "Timberlands"). The Timberlands are located in three regions: (i) the Southern region, consisting of 3.9 million acres of primarily pine forests, spanning eleven states; (ii) the Western region, consisting of 500,000 acres of primarily Douglas fir and second growth redwood forests in Oregon and California; and (iii) the Northern region, consisting of 1.4 million acres of hardwood and conifer forests in the northern United States and New Brunswick, Canada. The Timber Group grows various commercial species of trees on the Timberlands and sells timber and wood fiber to the Georgia-Pacific Group and other industrial wood users. The principal products sold by the Timber Group are softwood sawtimber, softwood pulpwood, hardwood sawtimber and hardwood pulpwood. In 1996 it sold 16.1 million tons of timber, of which 13.0 million tons were sold directly to the Georgia-Pacific Group. During 1995, the Timber Group sold 13.3 million tons, of which 10.5 million tons were sold directly to the Georgia-Pacific Group. The Timber Group's standing inventory on January 1, 1997 totaled 214.5 million tons of timber and wood fiber.

  The Timber Group plants in excess of 125 million conifer seedlings each year and aggressively manages its forests to maximize growth and productivity through application of advanced genetics, fertilization, vegetation control and selective harvesting and thinning. The Timber Group does not own or operate logging equipment or facilities that convert timber into intermediate or finished products. Logging operations on the Timberlands are performed by independent contractors retained by purchasers of the standing timber or, in certain circumstances by the Timber Group.

  The Timber Group's net sales of timber in 1996 and 1995 were $520 million and $471 million, respectively, of which $424 million and $375 million, respectively, were derived from direct sales to the Georgia-Pacific Group. The remaining $96 million in both 1996 and 1995 timber sales consisted principally of timber swaps with other producers which in turn furnished wood to mills of the Georgia-Pacific Group. In both years sales to third parties in the open market accounted for approximately 5% of total timber sales.

  The Timber Group is also engaged in certain businesses related to ownership and management of the Timberlands, including managing hunting leases and mineral reserves, seedling production and real estate development. Revenues from these businesses totaled $27 million in 1996 and $22 million in 1995.

  The Timber Group believes that it is well-positioned to compete in the timber business because of its well distributed and strategically located Timberlands, experienced management team, low overhead costs and historically stable cash flows. Its business strategies are focused on maximizing timberland productivity through intensive forest management, continuing cost control, seeking attractive acquisition and divestiture opportunities, and ensuring that its timber operations are environmentally sustainable. However, there are a number of factors affecting the Timber Group's businesses which could impact these strategies. See "Factors Affecting the Timber Group's Business".

INDUSTRY OVERVIEW

  The key end-use products for timber and wood fiber, including pulp and paper, lumber, structural panels and engineered wood products, are manufactured in the United States on a regional basis in relative proximity to available timber resources. In addition to available timber, both transportation infrastructure and water resources influence the location of wood-consuming manufacturing facilities. Consequently, pulp and paper manufacturing is generally located in the Southeast and Great Lakes regions, lumber is manufactured primarily in the Northwest and South, and plywood mills are concentrated in the South Central region. Manufacturers of oriented strand board ("OSB"), medium density fiber board and other engineered wood products are more widely scattered, generally located where low cost pulpwood, small sawlogs and wood residues are available. As it is generally inefficient to transport logs, pulpwood and wood residues distances greater than 100 to 150 miles, wood-using manufacturing facilities are generally located within such distance from their sources of timber. Within those parameters, timber harvested from the Timberlands has the potential to efficiently supply more than 1,000 industrial wood-using facilities.

  As discussed below, the reduced availability of timber from public lands, particularly in the Pacific Northwest, has resulted in increased utilization of timber-based manufacturing facilities in the South. This has resulted in a shift in demand for timber toward the South, where 63% of the Timber Group's standing inventory is located. In 1996, lumber production in the South hit a modern-day record of 15.26 billion board feet ("BBF"), according to the Southern Forest Products Association. The Timber Group expects continuing benefits from this regional shift in demand and production.

  SUPPLY AND DEMAND. Since 1988, the United States government has significantly reduced its sales of timber in response to environmental and endangered species concerns resulting in increased prices for logs and lumber. Between 1988 and 1996, the volume of timber sold by the United States Forest Service ("USFS") decreased by 71%, from 12.7 to 3.7 BBF. The USFS historically has been a major supplier of softwood sawtimber to the domestic forest products industry, particularly in the West.

                             [GRAPH APPEARS HERE]

                         HARVEST - U.S. FOREST SERVICE

                                            BBF
                                            ---
                               87         12.712
                               88         12.649
                               89         11.951
                               90         10.500
                               91          8.474
                               92          7.289
                               93          5.917
                               94          4.815
                               95          3.866
                               96          3.724

  While USFS harvests have fallen, harvest levels on private timberlands in the South and West have remained relatively stable. The following chart illustrates the stability of Southern softwood sawtimber harvests over the past decade:

                             [GRAPH APPEARS HERE]

                         HARVEST - SOFTWOOD SAWTIMBER

                                TOTAL U.S.        SOUTH
                                ----------        -----
                                  (BBF)           (BBF)
                       87         38.08           13.55
                       88         37.62           13.55
                       89         35.92           12.84
                       90         33.26           12.60
                       91         30.02           11.89
                       92         29.74           12.43
                       93         27.62           12.44
                       94         27.60           12.43
                       95         25.63           12.08
                       96         25.99           12.18

  Given the reduced supply of sawtimber resulting from the loss of USFS supply, particularly in the Northwest, lumber production necessary to meet demand has come from increases in Southern production and Canadian imports. The following chart highlights this shift in supply:

                             [GRAPH APPEARS HERE]

                               LUMBER PRODUCTION
                                       SOUTHERN           CANADIAN
                         U.S.          SOFTWOOD            LUMBER
                        LUMBER          LUMBER             IMPORTS
                        ------         --------           --------
             80         26.246           8.200              9.520
             81         24.676           8.415              9.180
             82         23.787           8.754              9.090
             83         29.726          10.181             11.940
             84         31.174          10.674             13.210
             85         31.492          10.901             14.510
             86         35.401          11.806             14.400
             87         38.235          12.473             14.570
             88         38.130          12.676             13.700
             89         37.545          12.544             13.530
             90         35.790          12.911             12.070
             91         33.161          12.507             11.650
             92         34.528          14.106             13.260
             93         32.947          14.392             15.040
             94         34.107          15.010             16.100
             95         31.955          14.762             17.200
             96         33.900          15.200             18.100

  Since 1996, Canadian imports have been subject to the United States-- Canadian Lumber Trade Agreement. Rather than placing a cap on import levels, the trade agreement seeks to influence the cost of Canadian imports by imposing a two-tiered tax on all volume in excess of specified thresholds. Accordingly, the trade agreement's effect on import levels at any given time will depend upon whether United States lumber prices are at a level which justifies Canadian suppliers' payment of the applicable tax. The Timber Group believes that the trade agreement, together with increasing environmental and conservation pressures in Canada, will likely preclude any material increase in Canadian harvest and import levels for the foreseeable future. The Timber Group also believes that sales of timber by United States government agencies will remain at historically low levels for the foreseeable future.

  Environmental and conservation pressures, while present, are somewhat less restrictive in the South, primarily due to the large and widely-distributed private ownership of Southern timberlands. Accordingly, the Timber Group anticipates that an increasing percentage of future growth in the United States timber supply will come from the South as population increases continue to consume North American timber supplies and conservation pressures continue to shrink land dedicated to commercial forestry.

  PRICING. While the supply of timber in the United States has been subject to constraint, demand has remained relatively strong, driven by economic expansion and population increases, which in turn drive growth in housing starts, repair and remodeling activities and industrial wood use. The Timber Group expects demand for timber to remain strong as economies in the United States and abroad continue to expand. This stable demand in the face of a constrained supply has resulted in real price appreciation for timber. As the following charts illustrate, between 1988 and 1996 stumpage prices for two of the Timber Group's largest timber products, southern pine pulpwood and sawtimber, increased at real compound annual growth rates of 4% and 5%, respectively.

                             [GRAPH APPEARS HERE]

                REAL SOUTHERN SOFTWOOD STUMPAGE PRICES (1982 $)
                                   PULPWOOD

                                           $/TON
                                           -----
                               87           5.33
                               88           5.52
                               89           5.89
                               90           6.40
                               91           6.77
                               92           7.73
                               93           8.63
                               94           8.13
                               95           8.52
                               96           7.71
                               97E          7.93

                             [GRAPH APPEARS HERE]

                REAL SOUTHERN SOFTWOOD STUMPAGE PRICES (1982 $)

                                           $/TON
                                           -----
                               87          20.00
                               88          22.00
                               89          21.00
                               90          21.00
                               91          21.00
                               92          26.00
                               93          30.00
                               94          37.00
                               95          38.00
                               96          33.00
                               97E         39.00

  The Timber Group anticipates that continuing constraints on timber supply and increasing demand will continue to support higher real timber prices, particularly in the South.

BUSINESS STRATEGY

  The Timber Group is committed to operating a high productivity, low overhead business, and to aggressively managing its forests to maximize long-term sustainable cash flows. Consistent with that commitment, the Timber Group has adopted the following business strategies:

  MAXIMIZE TIMBERLAND PRODUCTIVITY. The Timber Group's productivity strategy is to increase forest growth rates to allow higher, sustainable, harvest volumes over time. The Timber Group expects to generate increased forest productivity by using proprietary forest growth and economic modeling techniques on a site-by-site basis to optimally prescribe investments and time harvests that maximize long-term after-tax cash flows. These growth and economic modeling techniques include: (1) measuring soil site productivity potential, (2) determining appropriate seed sources and genetic families for planting, (3) prescribing specific herbicides, (4) applying appropriate intensive soil tillage, (5) fertilizing only economically responsive sites, (6) evaluating various planting rates and thinning prescriptions to capture optimum site values, and (7) determining optimum economic harvest age. The Timber Group's productivity modeling indicates that, taking into account planned increases in harvest volumes over the next decade, its standing inventory are expected to increase by over 10 million tons by 2007 as a result of increased growth rates and the resulting earlier maturation of stands to merchantable status. Growth rates on the Timberlands are expected to continue to increase beyond 2007 through the development and use of genetically improved seedlings, intensive fertilization, vegetation control, thinning, and selective harvesting practices. See "--Harvest and Inventory Plans and Projections."

  FOCUS ON COST CONTROL. The Timber Group will continue to focus on opportunities to control and reduce costs. As part of a recent Company-wide overhead cost reduction initiative, cost saving opportunities for the Timber Group's operations were identified in management consolidations, staff operating costs and research realignments totaling $6.5 million or 15% of direct and indirect overhead expenses. Implementation of these cost savings began in the fourth quarter of 1996, and the identified savings are expected to be fully realized by early 1998. In the first nine months of 1997, approximately $4.0 million in cost savings were realized; approximately $5.4 million in cost savings are expected to be realized for full year 1997. The costs associated with job eliminations, primarily through an early retirement program, were fully absorbed in 1996.

  SELECTIVE ACQUISITIONS AND DIVESTITURES. Private timberland ownership in the United States is highly fragmented, creating opportunities for the Timber Group to pursue a selective acquisition program. This program will be focused on improving the Timber Group's competitive position in selected timber basins and diversifying its product and geographic mix to address anticipated market shifts. According to the International Wood Fiber Report, over the last two years more than $5 billion, representing over 5.5 million acres, in commercial forest lands in the United States changed hands. The Timber Group believes that its strong cash flows, its forest management expertise, and the availability of Timber Group Stock as a targeted acquisition currency, will leave it well-positioned to participate in the market for available forest lands. Additionally, the Timber Group anticipates using tax-free like-kind exchanges of forest lands with other owners as a cost-effective means of strengthening its competitive position in selected forest basins. In 1996, the Timber Group effected tax-free exchanges on over 16,000 acres valued at $16.7 million. The Timber Group will also seek to divest underperforming or non-strategic acreage or tracts.

  ENVIRONMENTAL STEWARDSHIP. The Timber Group is a recognized leader in environmental stewardship. It believes that environmentally sustainable forest management practices will enhance the future value of the Timberlands. The Timber Group has developed and implemented an Eleven Point Environmental Strategy that serves as the blueprint for plans and actions in specific regions around the country to implement the provisions of the American Forest & Paper Association's Sustainable Forestry Initiative as well as the Timber Group's own specific environmental goals. This strategy focuses on water resource concerns, regeneration and sustained yield objectives, harvest practices, wildlife and fisheries, flora, special area designations, private landowner education and research and technical development. Among the Timber Group's major environmental and conservation initiatives is an agreement with the United States Fish & Wildlife Service to conserve the habitat of the red-cockaded woodpecker, and an agreement with The Nature Conservancy to cooperatively manage more than 21,000 acres of ecologically sensitive Timberlands along North Carolina's Lower Roanoke River.

PROPERTIES

  THE TIMBERLANDS--GENERAL

                               [MAPS APPEAR HERE]

Four maps are depicting the United States and one each depicting the Western Region, Northern Region and the Southern Region of the United States; the latter three maps show the Company's forests and the acreage thereof.

  The Timberlands span eleven Southern states, two Western states, four Northern states, and New Brunswick, Canada. As of January 1, 1997, the Timber Group's acreage and standing inventories, by region and product, were distributed as follows:

                ACRES AND STANDING INVENTORY AT JANUARY 1, 1997

                                  MILLION TONS     MILLION TONS (BBF)
                                ----------------- ---------------------
                        MILLION SOFTWOOD HARDWOOD  SOFTWOOD   HARDWOOD   TOTALS
     REGION              ACRES  PULPWOOD PULPWOOD SAWTIMBER   SAWTIMBER  (TONS)
     ------             ------- -------- -------- ----------  ---------  ------
     Southern..........   3.9     42.3     31.9   48.3  (5.9) 13.5 (1.7) 136.0
     Western...........   0.5      2.1      5.7   24.3  (3.6)  1.6 (0.2)  33.7
     Northern..........   1.4     11.6     21.9    6.3  (0.8)  5.0 (0.8)  44.8
                          ---     ----     ----   ----------  ---------  -----
       Total...........   5.8     56.0     59.5   78.9 (10.3) 20.1 (2.7) 214.5
                          ===     ====     ====   ==========  =========  =====

THE TIMBERLANDS--BY REGION

  SOUTHERN REGION. The Southern Timberlands currently consist of approximately
3.9 million acres in eleven states distributed as follows:

                                                                 ACRES (000S)
                                                               -----------------
     ACREAGE BY STATE                                           FEE  LEASE TOTAL
     ----------------                                          ----- ----- -----
     Georgia..................................................   839  153    992
     Mississippi..............................................   742   77    819
     Arkansas.................................................   767   35    802
     Florida..................................................   471  115    586
     North Carolina...........................................   152  --     152
     Oklahoma.................................................   130  --     130
     South Carolina...........................................   130  --     130
     Louisiana................................................   125    1    126
     Alabama..................................................    76  --      76
     Virginia.................................................    73  --      73
     Texas....................................................    23    2     25
                                                               -----  ---  -----
       Total.................................................. 3,528  383  3,911
                                                               =====  ===  =====

  Of the 3.9 million acres in the Southern Timberlands, approximately 3.0 million acres consist of softwood species, including loblolly, slash, and shortleaf pines which are valued as raw material for structural panels, lumber, and pulp and paper. Approximately 900,000 acres consist of mixed hardwood species, including red oak, yellow poplar, gum, ash and maple which are used in the manufacture of furniture, flooring, structural panels, and pulp and paper. Approximately 1.6 million acres of the Southern Timberlands consist of merchantable softwood timber, and approximately 2.3 million acres consist of mixed hardwoods and pre-merchantable softwood timber. The distinguishing characteristic of the Southern Timberlands is rapid height and diameter growth in the early years of stand development. Consequently, the optimum economic harvest ages of 20 to 35 years tend to be only 50% to 70% of those for other forest regions in North America.

  The Timber Group's Southern softwood forests are predominantly managed as even-aged plantations and are distributed across a wide range of ages. The current distribution, by age, of the Southern Timberlands is as follows:

               SOUTHERN SOFTWOOD FORESTS--FIVE-YEAR AGE CLASSES

            AGE                             ACRES (000'S)
            ---                             -------------
             0-5...........................       630
             6-10..........................       530
            11-15..........................       450
            16-20..........................       330
            21-25..........................       290
            26-30..........................       200
            31-35..........................       130
            36+............................       440
                                                -----
              Total........................     3,000
                                                =====

  Timber harvested from the Southern Timberlands has the potential to provide products to as many as 600 different manufacturing facilities, including approximately 70 pulpmills, 450 lumber mills, 80 plywood and OSB plants and numerous other wood-using facilities, including satellite chipmills and remote pulpwood receiving yards.

  WESTERN REGION. The Western Timberlands consist principally of Douglas fir in Oregon and second growth redwood in California. The Douglas fir forest consists of 286,000 acres in the Coast Range of Central and Southern Oregon. Douglas fir lumber is a premium construction material noted for its strength, stability and appearance. The redwood forest consists of 196,000 acres in coastal Northern California. Second growth redwood is a premium product used in decking and decorative fencing. The redwood forests of California, as well as the hardwood forests of the Northern region, are managed on an uneven-aged basis so that the value of a particular tree, rather than the stand, determines the optimal harvest time.

  Timber harvested from the Western Timberlands has the potential to provide products to as many as 118 different manufacturing facilities, including approximately 13 pulpmills, 79 lumber mills and 26 plywood plants.

  NORTHERN REGION. The Northern Timberlands cover 1.4 million acres in four states and New Brunswick Canada. The West Virginia and Pennsylvania forests are 330,000 acres of Appalachian hardwood species such as red oak, cherry, yellow poplar and other commercially valuable species. The high quality lumber manufactured from these Appalachian hardwood sawlogs is used in furniture manufacturing and commands a premium price. The smaller diameter trees are sold as raw material for pulp and paper and OSB panels.

  The Maine and New Brunswick, Canada forests cover 835,000 acres. Aspen, spruce, fir, northern pines and mixed hardwoods are the principal species. Aspen and mixed hardwoods are used as raw material for pulp and paper, and spruce, fir, and other softwood are used for lumber and OSB production.

  The 254,000 acres in Wisconsin contain red, white and jack pine, aspen and various mixed hardwoods. These species are used for high quality hardwood lumber and veneer, OSB and as raw material for pulp and paper.

  Timber harvested from the Northern Timberlands has the potential to provide products to as many as 282 different manufacturing facilities, including approximately 49 pulpmills, 210 lumber mills and 23 plywood and OSB plants.

 HARVEST AND INVENTORY PLANS AND PROJECTIONS

  STRATEGY. The Timber Group's primary objective is to significantly increase growth rates on the Timberlands to allow higher harvest volumes while maintaining a stable or increasing inventory of standing timber. The Timber Group intends to achieve this objective by (i) harvesting older, mature timber, (ii) aggressively managing pre-merchantable stands to accelerate their growth into merchantable status, (iii) replacing harvested timber with a greater number of high quality seedlings which the Timber Group expects will have significantly higher survival and growth rates, and (iv) to a lesser extent, capitalizing on improvements in conversion technology that permit mills to use smaller diameter sawtimber.

  GROWTH RATES.

  The average annual growth rate on the Timber Group's established Southern pine forests currently ranges from 1.0 to 1.5 cords per acre per year. However, in the Timber Group's Brunswick forests, where the Timber Group now practices intensive silviculture, growth rates have increased, on average, from about 1.1 cords (2.9 tons) per acre per year in the 1980's to 1.5 cords (4.0 tons) per acre per year in the 1990's. The Timber Group expects that by using currently available silviculture technology these growth rates will increase to about 2.9 cords (8 tons) per acre per year in the Brunswick forest over the next growing rotation of 20 to 30 years, as indicated in the chart below:

                             [GRAPH APPEARS HERE]

                        CORDS PER ACRE PER YEAR (TONS)

                             1980's           1.1
                             1990's           1.5
                             2010-2020        2.9

  Approximately 80 percent of the Timber Group's 3 million Southern pine acres have site characteristics, such as soil type, climate, drainage, and other factors, that are similar to those of its Brunswick forests, and the Timber Group expects that this acreage has the potential to achieve increases in growth similar to that of the Brunswick (GA) forests when the same silviculture technology is applied over the next rotation. Growth rates on Douglas Fir plantations in the Timber Group's Western Timberlands are also expected to exhibit similar trends over time.

  HARVEST LEVELS. The Timber Group prepares its harvest plans annually based on information on current and projected timber inventories assuming various productivity and harvesting scenarios, current and expected market conditions, competition, customer requirements, the age, species and size distribution of its timber, expected acquisitions and divestitures, access to timber and environmental and regulatory constraints. The following tables set forth the Timber Group's historical and projected average annual softwood and hardwood harvest volumes, by region and product, for the five year periods 1993 to 1997, 1998 to 2002, and 2003 to 2007:

                             SOFTWOOD HARVEST PLAN

                                          ACTUAL            PROJECTED
                                        -----------  ------------------------
                                         1993-1997    1998-2002    2003-2007
                                        -----------  -----------  -----------
                                                   THOUSAND TONS
     PULPWOOD                                      -------------
      Southern.........................  4,408        4,373        4,538
      Western..........................     45          174          173
      Northern.........................    198          195          197
                                        ------       ------       ------
       Total...........................  4,651        4,742        4,908
                                               THOUSAND TONS (MMBF)
     SAWTIMBER                                 --------------------
      Southern.........................  4,909 (586)  6,217 (741)  6,635 (792)
      Western..........................  1,666 (247)  1,149 (170)  1,247 (184)
      Northern.........................    146  (19)    173  (22)    173  (22)
                                        -----------  -----------  -----------
       Total...........................  6,721 (852)  7,539 (933)  8,055 (998)
     Total Average Annual Softwood
      Harvest.......................... 11,372       12,281       12,963
                                        ======       ======       ======

                             HARDWOOD HARVEST PLAN

                                                ACTUAL         PROJECTED
                                               ---------  --------------------
                                               1993-1997  1998-2002  2003-2007
                                               ---------  ---------  ---------
                                                       THOUSAND TONS
     PULPWOOD                                          -------------
      Southern................................ 1,486      1,334      1,162
      Western.................................    18        306        394
      Northern................................   574        604        578
                                               -----      -----      -----
       Total.................................. 2,078      2,244      2,134
                                                   THOUSAND TONS (MMBF)
     SAWTIMBER                                     --------------------
      Southern................................   258 (32)   218 (27)   183 (23)
      Western.................................    41  (5)    90 (11)    62  (8)
      Northern................................   111 (18)   201 (32)   197 (32)
                                               ---------  ---------  ---------
       Total..................................   410 (55)   509 (70)   442 (63)
     Total Average Annual Hardwood Harvest.... 2,488      2,753      2,576
                                               =====      =====      =====

  The Timber Group's objective is to increase harvests of mature timber significantly over the next ten years, and to replace these harvests by planting and cultivating younger, faster-growing trees. The Timber Group believes that this approach, together with aggressive management of pre-merchantable stands to accelerate their growth, will permit the Timber Group to achieve the above harvest projections while maintaining or increasing standing inventory levels. The Timber Group expects that harvest volumes will continue to rise after 2007 as a result of increased productivity and an improving age class distribution of its Southern Timberlands.

  INVENTORY LEVELS. The Timber Group prepares its inventory estimates annually based on an analysis of samples collected from merchantable timber stands and use of proprietary growth and yield estimation techniques. The following table sets forth the Timber Group's projected standing inventory levels, by region and product, at January 1, 2008. These projected levels assume fulfillment of the Timber Group's harvest plans described above.

                PROJECTED STANDING INVENTORY AT JANUARY 1, 2008

                                   MILLION TONS     MILLION TONS (BBF)
                                 ----------------- ---------------------
                                 SOFTWOOD HARDWOOD  SOFTWOOD   HARDWOOD   TOTALS
     REGION                      PULPWOOD PULPWOOD SAWTIMBER   SAWTIMBER  (TONS)
     ------                      -------- -------- ----------  ---------  ------
     Southern...................   56.0     30.6   46.1  (5.5) 14.9 (1.9) 147.6
     Western....................    2.0      4.1   28.1  (4.2)  1.3 (0.2)  35.5
     Northern...................   12.5     19.2    6.2  (0.8)  3.9 (0.6)  41.8
                                   ----     ----   ----------  ---------  -----
       Totals...................   70.5     53.9   80.4 (10.5) 20.1 (2.7) 224.9
                                   ====     ====   ==========  =========  =====

  While the Timber Group projects hardwood inventories to remain relatively constant from 1997 through 2007, it projects softwood inventories to increase by approximately 12%, from 134.9 million tons to 150.9 million tons, over the same period. Moreover, the ratio of inventory to total harvest for Southern softwood is projected to remain constant from 1997 through 2007 despite annual harvest levels increasing by approximately 2 million tons over the same period. This reflects the higher growth rates expected from intensive forest management, particularly in the Timber Group's Southern forests, and large amounts of younger timber reaching merchantable status. Collectively, the Timber Group's harvest plans and inventory projections reflect its objective of increasing harvest volumes while at the same time maintaining a stable or increasing inventory of standing timber.

  As the Timber Group intends to harvest older trees more quickly, the size of sawtimber trees included in its inventory will necessarily decrease over time. However, the Timber Group does not believe that this shift toward smaller sawtimber trees will result in lower prices because continuing improvements in mill conversion technology, both in new small-log mills and in existing mills, make smaller sawlogs as commercially desirable as larger logs.

  ASSUMPTIONS. The foregoing future harvest plans and inventory projections are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. See "Cautionary Statement for Purposes of the "Safe Harbor' Provisions of the Private Securities Litigation Reform Act of 1995." The accuracy of such statements is subject to a number of risks, uncertainties and assumptions, including those listed below, with the uncertainty of forecasts increasing with time. The inaccuracy over time of any of the following assumptions could cause actual harvests and inventories to differ materially from the above plans and projections. Accordingly, there can be no guarantee that any of the projected levels of harvests or inventories will be achieved. The most critical assumptions made in connection with these projections include:

    1) Acreage presently owned will not materially change through acquisition or divestiture.

    2) Silviculture programs for reforestation and timber stand improvement will be implemented in accordance with management's expectations and future timber growth and product yield responses to various forestry practices will be in accordance with management's present expectations.

    3) Government, legislative and environmental restrictions will not materially differ from those currently applicable to commercial timber management on private industrial lands.

    4) Volume projections have accounted for losses caused by normal stand and individual tree mortality resulting from minor pests, disease, crowding, forest roads, lightning, and other recurring and anticipated events. Allowances have not been incorporated to account for catastrophic losses such as may result from fires, floods, windstorms, earthquakes, volcanic eruptions, or diseases.

    5) Market demand for the various timber products within each operating region will not materially differ from historical levels.

MANAGEMENT PRACTICES

  FOREST MANAGEMENT. The Timber Group practices intensive forest management, recognizing that the growth potential of most forests in the United States has not been achieved, and that reaching higher per acre yields will require continued investment and applied forest science. Forest growth on the Timberlands is being accelerated through intensive, site-specific use of genetically improved seedlings which, in combination with intensive fertilization and vegetation control practices, more effectively and rapidly grow trees with specific characteristics desired for a given market. The Timber Group also uses selective harvesting and thinning practices which not only improve the productivity of the remaining stand, but also generate cash flows from sales as pulpwood or sawtimber. All silviculture treatments are environmentally sustainable, adhere to state Best Management Practices and comply with the American Forest & Paper Association's Sustainable Forestry Initiative. All harvesting is performed by independent logging contractors under contract either with the purchaser of the standing timber or, in certain circumstances, with the Timber Group.

  The Timber Group plants in excess of 125 million conifer seedlings each year, with 90% of these being southern pine species. The Timber Group operates five conifer nurseries which annually produce 55 million seedlings, and contracts with other nurseries to produce seedlings using the Timber Group's genetically improved seed. In order to fully capture seedling growth potential and reduce growing costs and the risk of seedling shortages, the Timber Group is currently constructing a large scale nursery in Mississippi with an expected annual capacity of 60 million southern pine seedlings.

  The Timber Group uses the maximization of net present value to guide its harvest scheduling process. Rotation lengths of 20 to 35 years for pine plantations under intensive forest management are expected. Similarly, Douglas fir plantations in the Pacific Northwest are generally managed on a 40 to 50 year rotation. Optimal rotation length will vary depending upon the species planted, location, the forest management practices employed, prevailing timber values in the region, and opportunity costs used in the financial analysis.

  Since 1994, the Timber Group has invested over $6 million in the development of proprietary forest management information systems. These systems consist of a series of computerized decision support models that enhance both financial and operational planning by providing information on current and projected timber inventories assuming various management and harvesting scenarios. This modeling capability allows harvest volumes to be established by planning methods focused on maximizing the net present value of the standing timber taking into account the current and projected conditions of regional timber markets. These systems use current forest structure as input to a series of statistical models that project growth from the forest based upon age, trees per acre, average tree height and other attributes. These models provide future inventory estimates that are then used in conjunction with future estimates of market prices to project future cash flows from the forest. These techniques represent substantial improvements over previous planning methods used by the Company that focused on target tree size regardless of financial return.

  SALES AND MARKETING. The Timber Group has historically provided approximately 95% of its annual harvest to the Georgia-Pacific Group for consumption in its mills either by direct sales or through sales to third parties which in turn deliver other quantities of timber and wood fiber to mills of the Georgia-Pacific Group on an exchange basis. While these exchanged quantities have historically been accounted for as outside sales, they actually represent indirect sales to the Georgia-Pacific Group. The balance of the Timber Group's timber sales, averaging approximately 5% of its annual harvest, have been to unaffiliated third parties, usually on a stumpage basis and consisting of species which were not needed in the Georgia-Pacific Group's operations.

  In the future, the Timber Group may sell up to 80% to 90% of its annual harvests to the Georgia-Pacific Group pursuant to a negotiated operating policy. See "Proposal 1--The Letter Stock Proposal--Certain Management and Allocation Policies." However, the Timber Group may offer for sale in the open market up to 10% of its total harvest in 1998 and up to 20% of its total harvest in 1999 and 2000. These quantities will be made available from each forest and will cover all types of species being offered for sale. Timber sales to third-parties, including the Georgia-Pacific Group, will be made primarily on a stumpage basis, except for sales made in regional markets where timber is sold on a delivered basis and in other circumstances where the Timber Group determines that directly overseeing harvesting and merchandising operations is necessary to maximize returns.

  The prices for all timber sold by the Timber Group to the Georgia-Pacific Group under the operating policy described above are intended to approximate prices negotiated between unaffiliated third parties in the open market and will be based upon an average of the actual prices during the immediately preceding quarter received by the Timber Group for sales made by it to third parties, and prices paid by the Georgia-Pacific Group for purchases made by it from third parties, in the same forest region for timber and wood fiber of the same species, grade and size, and the benefit to the Georgia-Pacific Group of having access to a committed quantity of high quality timber and wood fiber in close proximity to its facilities. See "Proposal 1--The Letter Stock Proposal--Certain Management and Allocation Policies."

OTHER BUSINESSES

  As part of its strategy to maximize cash flows from the Timberlands, the Timber Group engages in several business activities complementary to its land holdings.

  The Company enters into hunting leases on the Timberlands with private clubs and state agencies. The revenue from these leases has been stable, and with continued demand for hunting lands is likely to increase in real terms. The presence of paying hunters also provides additional security against trespass, theft and wildfire.

  The Timberlands contain significant mineral reserves with royalty producing interests in coal, coal bed methane, kaolin, oil and natural gas.
Approximately 380,052 acres are under lease for the mining of coal, and approximately 281,743 acres are under lease for the production of oil and gas or coal bed methane.

  The Timber Group's real estate development business consists of two master planned communities. Dunes West is a 3,000 acre gated community located near Charleston, South Carolina. Build-out of this development is projected to occur in 2003. Hunter's Ridge is a 5,037 acre Planned Unit Development located near Daytona Beach, Florida. Build-out of Hunter's Ridge is projected to occur in 2012. At this time the Timber Group is seeking to sell this development.

REGULATION

  Timberland ownership and management is subject to a variety of extensive and changing federal, state, and local environmental laws and regulations. The most significant federal statutes influencing forest land management are the Endangered Species Act ("ESA") and the Clean Water Act ("CWA"). State and local governments develop their own varied approaches to regulation of forest land management through a number of different mechanisms. Modification of any of these statutes or regulations has the potential to impact the Timber Group beyond current projections. However, the Timber Group believes that any such impacts would also affect other commercial timberland owners to a generally similar extent.

  The ESA and counterpart state legislation protect species threatened with possible extinction and may restrict timber harvesting, road building and other silvicultural activities in areas containing the affected species. The provisions of ESA require landowners to develop and implement management strategies to avoid the taking, harm or harassment of particular species of wildlife listed as "endangered" or "threatened." In some circumstances, the Timber Group may choose to pursue and develop a formal legal agreement referred to as a Habitat Conservation Plan ("HCP") with the United States Fish and Wildlife Service and/or the National Marine Fisheries Service. HCPs outline in detail an acceptable management approach between the company and the appropriate agency in dealing with a subject species and the potential impacts of forest land management activities.

  The CWA impacts forestry operations both from the standpoint of water quality and wetlands protection. From the standpoint of commercial timber operations, water quality concerns are primarily non point source in nature and are normally regulated by states through Best Management Practices requirements. The United States Environmental Protection Agency and the states are in the process of implementing the Total Maximum Daily Load ("TMDL") program under Section 303 of the CWA. The program is focusing on pollutants of concern in waters which do not meet water quality standards. Both point and nonpoint sources, including forestry operations, may be impacted. There is an exemption from the wetland regulatory program for normal silvicultural activities. This exemption is occasionally challenged regarding the limits of its extent under Section 404 of the CWA.

  States typically influence forest management activities through the implementation of various programs to control water quality impacts. Some of these programs have also regulated other impacts of forest management activities such as wildlife and aesthetics. California is generally regarded as having the most stringent state forest practice laws in the nation, with individually approved Timber Harvest Plans and Sustained Yield Plans a requirement for major landowners. States in the Southern region tend to take a less rigorous approach to forest land regulation, with some implementing their forest land water quality control programs through nonregulatory Best Management Practices. In addition, counties, municipalities, and other regional governmental authorities may develop their own ordinances, permits, or other land use control mechanisms which can negatively impact forest management activities.

FACTORS AFFECTING THE TIMBER GROUP'S BUSINESS

 FACTORS AFFECTING SUPPLY AND DEMAND

  The results of operations of the Timber Group are and will continue to be affected by cyclical supply and demand factors related to the forest products industry. The supply of timber is significantly affected by land use management policies of the United States government, which in recent years have limited and are likely to continue to limit the amount of timber offered for sale by certain United States government agencies. Such government agencies historically have been major suppliers of timber to the United States forest products industry, but timber sales by such government agencies currently are at historically low levels. Any reversal of government land use management policies that substantially increases sales of timber by United States government agencies could significantly reduce prices for logs, lumber, and other forest products. The demand for logs and manufactured wood products also has been, and in the future can be expected to be, subject to cyclical fluctuations. The demand for logs and manufactured wood products is primarily affected by the level of housing starts, repair and remodeling activity, industrial wood product use, competition from non-wood products, and the demand for pulp and paper products. These factors are subject to fluctuations due to changes in economic conditions, interest rates, population growth, weather conditions, competitive pressures, and other factors. Any decrease in the level of industry demand for logs and wood products generally can be expected to result in lower net sales, operating income and cash flow of the Timber Group.

 HARVESTING LIMITATIONS

  Net sales, operating income and cash flow of the Timber Group are dependent to a significant extent on the continued ability of purchasers of standing timber and, to a lesser extent, the Timber Group to harvest timber at adequate levels. Weather conditions, timber growth cycles, access limitations and regulatory requirements associated with the protection of wildlife and water resources may restrict harvesting of the Timberlands. From time to time, proposals have been made in state legislatures that would regulate the level of timber harvesting. Timber harvests also may be affected by various natural factors, including damage by fire, insect infestation, disease, prolonged drought, severe weather conditions and other causes. The effects of such natural disasters may be particularly damaging to young timber. Although damage from such natural causes usually is localized and affects only a limited percentage of the timber, there can be no assurance that any damage affecting the Timberlands will in fact be so limited. Consistent with industry practice, the Timber Group does not maintain insurance coverage with respect to damage to the Timberlands. Any of the above factors which materially limit the ability of purchasers or the Timber Group to harvest timber could have a significant adverse impact on the net sales, operating income and cash flow of the Timber Group.

 COMMITTED PRODUCT PURCHASES BY GEORGIA-PACIFIC GROUP; POSSIBLE INABILITY TO DEVELOP NEW MARKETS

  During 1996 and the first nine months of 1997, the Timber Group derived approximately 95% of its net sales from sales of timber and wood fiber directly or indirectly to the Georgia-Pacific Group. For a description of the terms of sales of timber and wood fiber by the Timber Group to the Georgia-Pacific Group, see "Proposal 1--The Letter Stock Proposal--Certain Management and Allocation Policies." While management of the Timber Group believes that there is significant demand for the Timber Group's timber and wood fiber products from users other than the Georgia-Pacific Group, no assurance can be given that such demand exists, that the Timber Group will be able to develop new customers on a timely basis, if at all, or that it will be able to sell its products to third parties at market prices. Any excess supply of timber and wood fiber that results from the inability of the Timber Group to sell its products to users other than the Georgia-Pacific Group could result in lower prices for the Timber Group's products which could have a material adverse effect on the net sales, operating income and cash flow of the Timber Group.

 ENVIRONMENTAL REGULATION

  The Timber Group is subject to extensive and changing federal, state, and local environmental laws and regulations, the provisions and enforcement of which are expected to become more stringent in the future. The Timber Group's operations generate air emissions, discharge industrial wastewater and stormwater and generate and dispose of both hazardous and non-hazardous wastes. The Timber Group is subject to regulation under the ESA, the CWA, the Clean Air Act, the RCRA, the CERCLA, the Federal Insecticide, Fungicide and Rodentcide Act and the Toxic Substances Control Act as well as similar state laws and regulations. Violations of various statutory and regulatory programs that apply to the Timber Group's operations can result in civil penalties, remediation expenses, natural resource damages, potential injunctions, cease and desist orders and criminal penalties. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. There can be no assurance that such laws or future legislation or administrative or judicial action with respect to protection of the environment will not adversely affect the Timber Group.

  The ESA and counterpart state legislation protect species threatened with possible extinction. A number of species indigenous to the Timberlands have been and in the future may be protected under these laws, including the northern spotted owl, marbled murrelet, gray wolf, grizzly bear, mountain caribou, bald eagle, red cockaded woodpecker, and various other species. Protection of endangered and threatened species may include restrictions on timber harvesting, road building and other silvicultural activities on private, federal, and state land containing the affected species.

 POTENTIAL ACQUISITION RISKS

  The Timber Group intends to pursue acquisitions as part of its strategy in order to increase the Group's cash flow and returns to its shareholders. There can be no guarantee, however, that the Timber Group will be able to identify any assets for acquisition on terms that are economically feasible. Additionally any acquisition strategy involves numerous risks, including difficulties inherent in the integration of systems, operations, and personnel, diversion of management attention away from other business concerns, and the need to potentially secure additional financing to consummate such acquisitions.

LITIGATION

  There are no material legal proceedings pending in connection with the properties or operations of the Timber Group. See Note 9 of the Timber Group's financial statements.

MANAGEMENT AND EMPLOYEES

 MANAGEMENT

                                    DATE FIRST
                                   ELECTED AS AN
        NAME/OFFICE            AGE    OFFICER          POSITION OR OFFICE
        -----------            --- -------------       ------------------
        A. D. Correll.........  55     1988      Chairman, Chief Executive
                                                 Officer and President
        Donald L. Glass.......  48     1982      President and Chief Executive
                                                 Officer--Timber Group
        William L. Covington..  47      N/A      Director--Minerals and Real
                                                 Estate
        Gary A. Myers.........  45      N/A      Vice President-- Resource
                                                 Management
        Robert J. Olszewski...  41      N/A      Director-- Environmental
                                                 Affairs
        Patricia Todd.........  43      N/A      Director--Human Resources
        Tyler L. Woolson......  34      N/A      Vice President-- Finance

  With the exception of Mr. Correll, naming of the above individuals to the referenced positions or offices is contingent upon approval of the Letter Stock Proposal by the shareholders of the Company. See "Annex IV--Georgia-Pacific Group--Business--Management and Employees" for biographical information regarding Mr. Correll.
  Donald L. Glass has been Executive Vice President--Building Products of the Company since January 1, 1997, and has 25 years of management and sales experience with the Company. Mr. Glass has led the Company's building products manufacturing businesses since 1989, serving as Senior Vice President-- Building Products Manufacturing and Sales from 1991 until December 1996 and as Senior Vice President--Building Products Manufacturing from 1989 to 1991. Prior to 1989, Mr. Glass served as vice president of various businesses of the Company, including its international division, gypsum and roofing division, and the Midwest region of its building products distribution division. He joined the Company in 1972 as a building products distribution sales representative. Mr. Glass holds a business management degree from West Virginia University.
  William L. Covington has been Corporate Director of Minerals and Real Estate of the Company since 1991. He has managed the Company's mineral and real estate assets since 1986, serving as Corporate Manager of Minerals and Real Estate from 1986 until 1991. Prior to joining the Company, Mr. Covington worked in numerous oil and gas exploration and production positions generally dealing with the acquisition of land rights. He holds a degree from the University of Southern Mississippi and a Masters of Business Administration from Loyola University.
  Gary A. Myers has been Director--Land Management, Forest Resources of the Company since January 1996. Mr. Myers served as Manager--Strategic Planning and Analysis, Forest Resources from September 1993 until December 1995. He has fee land management responsibility for the Company's 5.8 million acres of timberlands, including technical services, forest productivity and timberland sales and acquisitions. Mr. Myers was previously employed by Jefferson Smurfit Corporation where his management responsibilities included strategic planning for wood supply, land management, silvicultural investments and evaluation of acquisition opportunities. He holds an undergraduate degree from Stetson University and a Masters of Forestry degree from Duke University.
  Robert J. Olszewski has been Director of Environmental Affairs--Forest Resources of the Company since January 1996. Mr. Olszewski served as Manager-- Regulatory and Environmental Affairs from March 1993 until December 1995, working with the Company's Environmental Policy, Training, and Regulatory Group on environmental issues impacting forestry operations. Prior to joining the Company, he was employed with the Florida Forestry Association where he worked with the forestry community, environmental organizations and federal, state and local governments on a variety of environmental and land use regulations. Mr. Olszewski previously served as the State Forest Hydrologist for the Florida Division of Forestry where he implemented the forestry nonpoint source pollution element of the state water quality plan and trained the state's forestry community in Best Management Practice applications. He holds a forestry degree from Michigan Technological University and a Master of Science degree in Forest Hydrology from the University of Georgia. Mr. Olszewski currently serves as Chairman of the American Forest & Paper Association's Forest Wetland and Nonpoint Source Committee.
  Patricia A. Todd has been Division Human Resources Manager--Forest Resources of the Company since November 1994. She is responsible for all human resources functions in the Forest Resources division, including safety, compensation, training, recruiting, succession planning and Equal Employment and Affirmative Action. Ms. Todd has been with the Company since 1992. She currently holds officer positions with the American Society of Training and Development and the Society of Human Resource Management. Ms. Todd holds a psychology degree from the College of Charleston and a Masters of Personnel and Industrial Relations from Winthrop University.

  Tyler L. Woolson has been Director--Corporate Planning and Analysis of the Company since April 1996, and previously served as Senior Manager--Corporate Planning and Analysis from August 1995 through March 1996. His primary responsibilities with the Company include development of long-term strategic planning processes, building financial models, evaluating potential acquisitions and reviewing capital expenditure projects. Prior to joining the Company, Mr. Woolson worked as a corporate finance consultant for Finegan & Gressle and Towers Perrin, and as a financial analyst with Stern Stewart & Co. He earned his undergraduate degree and a Masters of Business Administration from Dartmouth College.

  EMPLOYEES. The Timber Group currently has approximately 450 employees, consisting primarily of professional foresters, forestry technicians and equipment operators. There are 28 unionized employees, and the Timber Group believes that its employee relations are good.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                                 TIMBER GROUP

  The Timber Group consists of approximately 5.8 million acres of timberlands owned or leased by the Company, together with related facilities and equipment. The accompanying financial statements present the historical results of operations, and financial conditions of the timberlands and operations that will comprise the Timber Group. Historically, the Timber Group grew and sold timber and wood fiber, substantially all of which was sold to the Georgia-Pacific Group. As more fully described in Note 10 to the Timber Group's financial statements, the Timber Group and the Georgia-Pacific Group have negotiated an operating policy governing future sales of timber and wood fiber by the Timber Group to the Georgia-Pacific Group.

  Harvest volumes in 1996 and the first nine months of 1997 were above initial plan levels and actual 1995 harvest levels predominantly due to accelerated harvests in the mid-south central U.S. This was a result of the Company's strategy to assure continuous mill operations during abnormally wet weather conditions which impaired open market wood availability and mill inventories, as well as continued strong lumber prices. In the near term, harvests will decline from levels experienced in 1996 and 1997, but will remain approximately 5-10% above 1995 levels. In the future, management of the Timber Group expects to adjust harvest levels to respond to varying market conditions and prices, while complying with the operating policy governing sales to the Georgia-Pacific Group.

  The operations of Timber Group, and its financial results, are affected by a number of factors, including prices for timber and wood fiber generally, selling prices for manufactured wood products, including lumber, structural panels and other wood products, supplies of timber and wood fiber from other wood sources in the United States and competition for these raw materials, as well as seasonal factors such as weather. The demand for lumber and other wood products is in turn affected by demand for residential housing construction and, to a lesser extent, home remodeling activity. See "Business--Factors Affecting the Timber Group's Business."

ANALYSIS OF TIMBER SALES

  During the periods presented in the table below, the volume of timber harvested from the Timberlands has varied significantly as a result of demand from the Company's mills, weather conditions and availability and price of timber being sold by third parties. As the following tables indicate, volumes of the principal grades of timber sold were relatively stable from 1994 to 1995, but increased sharply in 1996 as the Company elected to harvest larger amounts of all principal wood types from its owns timberlands, as opposed to purchasing them from third parties. Selling prices during these three years remained relatively stable or increased slightly, with the largest increase coming in pulpwood, but the much higher volumes of timber harvested in 1996 account for the significant increase in total revenues in that year. Harvesting from the Timberlands has continued at a high level during the first nine months of 1997, particularly for Southern softwood sawtimber which is used principally in making plywood and lumber. Prices have remained stable with the exception of hardwood sawtimber, which has increased substantially.

                                        NINE MONTHS
                                    ENDED SEPTEMBER 30  YEAR ENDED DECEMBER 31
                                    ------------------  -----------------------
                                      1997      1996     1996    1995    1994
                                    --------- --------- ------- ------- -------
NET SALES (IN MILLIONS)
Southern softwood sawtimber........ $     212 $     185 $   251 $   195 $   166
Western softwood sawtimber.........        91       116     144     176     153
Softwood pulpwood..................        57        59      88      68      65
Hardwood sawtimber.................        16         8      14      10      10
Hardwood pulpwood..................        22        21      23      22      14
Other..............................        22        19      27      22      17
                                    --------- --------- ------- ------- -------
  Total net sales.................. $     420 $     408 $   547 $   493 $   425
                                    ========= ========= ======= ======= =======

                                        NINE MONTHS
                                    ENDED SEPTEMBER 30  YEAR ENDED DECEMBER 31
                                    ------------------  -----------------------
                                      1997      1996     1996    1995    1994
                                    --------- --------- ------- ------- -------
VOLUME (IN THOUSAND TONS)
Southern softwood sawtimber........     4,584     4,348   6,003   4,430   4,335
Western softwood sawtimber.........     1,191     1,574   1,891   2,096   1,894
Softwood pulpwood..................     3,874     3,654   5,492   4,804   4,646
Hardwood sawtimber.................       311       224     415     320     323
Hardwood pulpwood..................     1,999     1,715   2,359   2,147   1,840
                                    --------- --------- ------- ------- -------
  Total volume.....................    11,959    11,515  16,160  13,797  13,038
                                    ========= ========= ======= ======= =======
SELLING PRICES (PER TON)
Southern softwood sawtimber........ $      46 $      42 $    42 $    44 $    38
Western softwood sawtimber.........        77        74      76      84      81
Softwood pulpwood..................        15        16      16      14      14
Hardwood sawtimber.................        50        34      34      31      31
Hardwood pulpwood..................        11        12      10      10       8
  Weighted average price........... $      35 $      35 $    32 $    34 $    31

  Domestic timber markets were strong over these periods due to a high level of housing starts, increasing repair and remodeling expenditures and a tightening worldwide timber supply. Environmental concerns, particularly in the western United States, have significantly reduced the supply of lumber, especially from government-owned lands, and increased prices because of higher costs of managing and harvesting timberlands. It is expected that environmental concerns, particularly concerning harvesting methods, will become an increasingly important operational issue for the Timber Group and its competitors, and could lead to further tightening of timber supplies in the foreseeable future.

  The Timber Group is also engaged in certain businesses related to the ownership and management of timberlands, including real estate development, the sale of minerals and mineral rights, and the sale of hunting leases. Revenues from those activities are presented in the table below.

                                                NINE MONTHS         YEAR ENDED
                                            ENDED SEPTEMBER 30     DECEMBER 31
                                            --------------------  --------------
                                              1997       1996     1996 1995 1994
                                            ---------  ---------  ---- ---- ----
OTHER NET SALES (IN MILLIONS)
Real estate................................ $       5  $       3  $10  $ 7  $ 3
Hunting leases.............................        11         10    9    9    8
Minerals...................................         5          5    7    6    5
Other......................................         1          1    1   --    1
                                            ---------  ---------  ---  ---  ---
  Total.................................... $      22  $      19  $27  $22  $17
                                            =========  =========  ===  ===  ===

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 1996

  The Timber Group reported net sales of $420 million and net income of $185 million (pro forma $2.03 per share) in the first nine months of 1997, compared with net sales of $408 million and net income of $80 million (pro forma 89 cents per share) in 1996. The 1997 results include a $114 million pretax gain (pro forma 78 cents per share after tax) from the sale of 127,000 acres of timberlands located near Martell, California. As a percentage of the Timber Group's total net sales, sales from the Martell timberlands were 6% in 1996, 9% in 1995, and 8% in 1994. There were no sales from the Martell timberlands in 1997, and the operating profits from those timberlands were not significant for any of the periods presented in the financial statements.

  Excluding the gain on the Martell sale, earnings before interest and taxes increased $158 million, to $368 million in the first nine months of 1997, compared with $210 in the first nine months of 1996. The increase is primarily a result of a 4% increase in volumes. Volume in the first nine months of 1997 was high relative to both the first nine months of 1996 and the 1997 harvest plan. Unusually wet weather in the early part of the year reduced the accessibility of other suppliers' timber, thus increasing the demand for timber from the Timber Group.

  Selling, general and administrative expenses were $28 million in first nine months of 1997, compared with $31 million in the first nine months of 1996. In an effort to improve earnings by reducing overhead costs and improving efficiencies, the Timber Group implemented a voluntary early retirement program in 1996. The Timber Group also conducted an extensive review of its overhead and administrative activities during late 1996 and early 1997. As a result, management expects the Timber Group's annual direct and indirect overhead to decline by approximately $5.4 million during 1997, of which approximately $4 million were realized in the first nine months of 1997.

  Interest expense declined 19%, to $64 million in the first nine months of 1997, compared with $79 million in the first nine months of 1996. The primary reason for the decline was a lower level of debt that resulted from applying the $270 million proceeds from the sale of the Martell timberlands.

1996 COMPARED WITH 1995

  The Timber Group reported net sales of $547 million and net income of $127 million (pro forma $1.40 per share) for 1996, compared with net sales of $493 million and net income of $97 million (pro forma $1.08 per share) in 1995.

  Earnings before interest and taxes increased $42 million, to $313 million in 1996, compared with $271 million in 1995. Increased sales and net income were primarily a result of a 17% increase in harvest volumes, partially offset by a 5% decline in prices for Southern softwood sawtimber. Harvest volumes in 1996 were above initial plan levels and actual 1995 harvest levels predominantly due to accelerated harvests in late 1996 in the mid-south central U.S.

  Other revenue in 1996 exceeded 1995 by $5 million, as a result of a $5 million bulk sale of property at the Dunes West real estate development. Cost of sales, excluding depreciation and cost of timber harvested, increased by $10 million, up 8% from 1995 as a result of increased silviculture activity. Interest expense declined by $6 million from 1995, due to lower debt levels and interest rates.

1995 COMPARED WITH 1994

  The Timber Group reported net sales of $493 million in 1995 compared with $425 million in 1994. Net income in 1995 was $97 million (pro forma $1.08 per share), compared with $61 million (pro forma 68 cents per share) in 1994. Earnings before interest and taxes increased $57 million from 1994. Increased sales and earnings for the Timber Group were primarily a result of a 16% increase in the price of southern sawtimber and a 6% increase in total volumes. The primary reason for the increase in demand and prices was declining harvests from government-owned timberlands.

LIQUIDITY AND CAPITAL RESOURCES

 FREE CASH FLOW

  The Timber Group generated free cash flow (cash provided by operations less cash used for investing activities) of $716 million over the three years and nine months ended September 30, 1997. Cash from operations over that period was $561 million, and cash provided by investing activities was $155 million, including the $270 million proceeds from the sale of the Martell timberlands in March 1997. Excluding that transaction, the Timber Group's free cash flow over the three year and nine month period was $446 million.

  On March 31, 1997, the Company sold 127,000 acres of timberlands near Martell, California, for $270 million, having determined that the timberlands did not fit the Company's long-term strategy.

 FINANCING ACTIVITIES

  The Timber Group's cash dividends of $69 million in the first nine months of 1997, $92 million in 1996, $87 million in 1995, and $73 million in 1994 were equal to one half of the Company's total dividends paid in each of those periods. The increase from 1994 to 1995 is primarily a result of a 10 cent-per-share increase in the Company's dividend rate beginning in the second quarter of 1995, half of which was attributed to the Timber Group as "Cash dividends paid" in the accompanying Statements of Cash Flows for the Timber Group. The other increases in dividends are related to increases in the number of the Company's shares outstanding, which resulted from the Company's stock compensation and employee stock purchase programs. After dividends totaling $321 million over the past three years and nine months, the remaining free cash flow of $395 million was applied to reduce the Timber Group's debt.

  At September 30, 1997, the Timber Group's debt was $977 million, compared with $1.3 billion at December 31, 1996. The decrease was primarily attributable to the proceeds received from the sale of the Martell timberlands. The debt of the Timber Group bears interest at a rate equal to the weighted average rate of the Company's total debt, calculated on a quarterly basis. The interest rate on the Company's total debt at September 30, 1997, was 7.7%. In the future, the Timber Group's debt will increase or decrease by the amount of any cash provided by or used for the Group's operating activities, investing activities, dividend payments, share repurchases or issuances and other (non-debt-related) financing activities. See also Note 1 to the Timber Group's financial statements for further discussion of financial activities.

  In conjunction with the sale of the Company's Martell, California, operations, in March 1997 the Company received notes receivable from the purchaser in the amount of $270 million for the timberlands of the Timber Group. These notes are included in "Other assets" on the Company's balance sheet at September 30, 1997. In April 1997, the Company monetized these notes receivable through the issuance of notes payable in a private placement. Proceeds from the notes receivable will be used to fund payments required for the notes payable, which are classified as "Other long-term liabilities" on the Company's balance sheet. These transactions with respect to the Timber Group are reflected as "Proceeds from sales of assets" on the Statements of Cash Flows of the Timber Group. Proceeds were used to reduce the Timber Group's debt.

  The Company's total debt was $5.4 billion at September 30, 1997, including $977 million of the Timber Group's and $4.5 billion of the Georgia-Pacific Group's. The Company has a $1.5 billion unsecured revolving credit facility that is used for direct borrowings and as support for commercial paper and other short-term borrowings. As of September 30, 1997, $942 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility. At September 30, 1997, the Company's weighted average interest rate on its total debt was 7.7% including outstanding interest rate exchange agreements. At September 30, 1997, these interest rate exchange agreements effectively converted $496 million of floating rate obligations with a weighted average interest rate of 5.7% to fixed rate obligations with an average effective interest rate of 9.0%. These agreements have a weighted average maturity of approximately 1.3 years. As of September 30, 1997, the Company's total floating rate debt exceeded related interest rate exchange agreements by $1.2 billion.

  As of September 30, 1997, the Company had registered for sale up to $500 million of debt securities under a shelf registration statement filed with the Securities and Exchange Commission.

  In August 1995, the Company's Board authorized management to make purchases of Company's common stock on the open market or in private transactions so long as the Company's total debt remained below $5.5 billion. During the year ended December 31, 1995, Company purchased and retired 618,000 shares of its common stock at an aggregate price of $47 million on the open market. No share repurchases were made in 1996 or in the first nine months of 1997.

  The Board has adopted a policy that earnings and cash flow generated from the businesses of the Georgia-Pacific Group or the Timber Group will be used only for reinvestment in the business of the Group generating such earnings and related cash flow, for repayment of its allocated debt or for payment of dividends on, or for the repurchase of shares of, Common Stock related to that Group. Funds of one Group will not be loaned to or otherwise invested in the business of the other Group.

  The Timber Group expects to buy and sell timberlands as part of a continuing effort to improve its competitive position. It is also expected Proceeds from sales of timberlands by the Timber Group will be used by it either to fund the purchase of other timberlands which, due to location or species mix, are more desirable, or to reduce debt or return cash to holders of Timber Stock, either in the form of dividends or stock repurchases. The cost of timberland purchases or the proceeds from timberland sales could be material to the results of operations and financial condition reported for the Timber Group in a particular quarter.

  In September 1997, the Company's Board authorized management to make purchases of Timber Group stock on the open market or in private transactions so long as Timber Group's total debt remains below $1.0 billion and Company's debt is below $5.5 billion. Depending on operating and financial considerations, debt levels of the Company and the Timber Group may from time to time be above or below these thresholds.

  In 1997, the Timber Group expects its cash flow from operations, together with proceeds from any asset sales and available financing sources, to be sufficient to fund planned capital investments, pay dividends and make scheduled debt repayments.

OTHER

  In February 1997, the FASB issued Financial Accounting Standard Number 128 (SFAS 128), "Earnings Per Share," that specifies the computation, presentation, and disclosure requirements for earnings per share. The Timber Group will be required to adopt the new Standard in the 1997 fourth quarter. All prior period earnings per share data will be restated to conform with the provisions of SFAS 128. Based on a preliminary evaluation of this Standards' requirements, the Timber Group does not expect the per share amounts reported under SFAS 128 to be materially different from those calculated and presented under APB Opinion 15.

  In June 1997, the FASB issued Financial Accounting Standard Number 130 (SFAS
130) "Reporting Comprehensive Income," that establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Timber Group will be required to adopt the new standard in 1998.

  Also in June 1997, the FASB issued Financial Accounting Standard Number 131 (SFAS 131) "Disclosure about Segments of an Enterprise and Related Information." This statement requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance. The Timber Group will be required to adopt the new standard in 1998, but is not expected to be impacted significantly as the Timber Group is not expected to have any reportable segments under the new standard.

  For a discussion of commitments and contingencies, see Note 9 of the Notes to the Timber Group's financial statements.

  SEE THE "CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR' PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" ON PAGE 23 0F THIS PROXY STATEMENT.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of
Directors of Georgia-Pacific Corporation:

  We have audited the accompanying combined balance sheets of the Georgia-Pacific Corporation--Timber Group (as described in Note 1) as of December 31, 1996 and 1995 and the related combined statements of income, Group deficit, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Georgia-Pacific Corporation--Timber Group as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Atlanta, Georgia
September 17, 1997

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

                         COMBINED STATEMENTS OF INCOME
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                  NINE MONTHS
                                                     ENDED        YEAR ENDED
                                                  SEPTEMBER 30    DECEMBER 31
                                                  -----------------------------
                                                   1997   1996  1996  1995 1994
                                                  ------  ----------- ---- ----
                                                  (UNAUDITED)
NET SALES
  Timber--Georgia-Pacific Group.................. $  323  $ 316 $ 424 $375 $311
  Timber--third parties
    Delivered....................................     65     67    89   89   91
    Stumpage.....................................     10      6     7    7    6
  Other..........................................     22     19    27   22   17
                                                  ------  ----- ----- ---- ----
      TOTAL NET SALES............................    420    408   547  493  425
COSTS AND EXPENSES
  Cost of sales, excluding depreciation and cost
   of timber harvested shown below...............    102    127   132  122  119
  Selling, general, and administrative...........     28     30    45   45   47
  Depreciation and cost of timber harvested......     36     41    57   55   45
  Interest.......................................     64     79   105  111  114
  Other income--Martell sale.....................   (114)   --    --   --   --
                                                  ------  ----- ----- ---- ----
      TOTAL COSTS AND EXPENSES...................    116    277   339  333  325
INCOME BEFORE INCOME TAXES.......................    304    131   208  160  100
Provision for income taxes.......................    119     51    81   63   39
                                                  ------  ----- ----- ---- ----
NET INCOME....................................... $  185  $  80 $ 127 $ 97 $ 61
                                                  ======  ===== ===== ==== ====
PRO FORMA PER SHARE DATA:
Net income....................................... $ 2.03        $1.40
                                                  ======        =====
Average number of shares outstanding.............   91.2         90.6
                                                  ======        =====



   The accompanying notes are an integral part of these financial statements.

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                        NINE MONTHS ENDED     YEAR ENDED
                                          SEPTEMBER 30        DECEMBER 31
                                        ------------------  -----------------
                                          1997      1996    1996   1995  1994
                                        --------  --------  -----  ----  ----
                                           (UNAUDITED)
CASH PROVIDED BY OPERATIONS
Net income............................. $    185  $     80  $ 127  $ 97  $ 61
Adjustments to reconcile net income to
 cash provided by operations:
  Depreciation and cost of timber
   harvested...........................       36        41     57    55    45
  Deferred income taxes................       62        (4)    (6)    2     4
  Other income.........................     (114)      --     --    --    --
  Gain on sales of assets..............       (6)       (7)   (16)  (12)  (19)
  Change in other working capital......        1         4     (1)   (1)  --
  Other................................        4        10      5    (2)   (3)
                                        --------  --------  -----  ----  ----
CASH PROVIDED BY OPERATIONS............      168       124    166   139    88
                                        --------  --------  -----  ----  ----
CASH PROVIDED BY (USED FOR) INVESTING
 ACTIVITIES
Machinery and equipment investments....      --         (2)    (4)   (6)   (7)
Timber and timberlands investments.....      (36)      (31)   (48)  (62)  (37)
Proceeds from sales of assets..........      276        11     27    24    28
                                        --------  --------  -----  ----  ----
CASH PROVIDED BY (USED FOR) INVESTING
 ACTIVITIES............................      240       (22)   (25)  (44)  (16)
                                        --------  --------  -----  ----  ----
CASH USED FOR FINANCING ACTIVITIES
(Repayments of) additions to debt......     (339)      (33)   (49)   (8)    1
Cash dividends paid....................      (69)      (69)   (92)  (87)  (73)
                                        --------  --------  -----  ----  ----
CASH USED FOR FINANCING ACTIVITIES.....     (408)     (102)  (141)  (95)  (72)
                                        --------  --------  -----  ----  ----
INCREASE (DECREASE) IN CASH............      --        --     --    --    --
Balance at beginning of period.........      --        --     --    --    --
                                        --------  --------  -----  ----  ----
Balance at end of period............... $    --   $    --   $ --   $--   $--
                                        ========  ========  =====  ====  ====


   The accompanying notes are an integral part of these financial statements.

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

                            COMBINED BALANCE SHEETS
                                 (IN MILLIONS)

                                                                 DECEMBER 31
                                                   SEPTEMBER 30 --------------
                                                       1997      1996    1995
                                                   ------------ ------  ------
                                                   (UNAUDITED)
ASSETS
 Timber and timberlands
  Timberlands.....................................    $  302    $  307  $  306
  Fee timber......................................       606       772     791
  Reforestation...................................       176       154     145
  Other...........................................        33        46      51
                                                      ------    ------  ------
    TOTAL TIMBER AND TIMBERLANDS..................     1,117     1,279   1,293
 Machinery and equipment, less accumulated
  depreciation of $42, $45, and $42,
  respectively....................................        20        25      27
 Investment in real estate held for development
  and sale........................................        22        17      20
 Other assets.....................................        11         5       8
                                                      ------    ------  ------
    TOTAL ASSETS..................................    $1,170    $1,326  $1,348
                                                      ======    ======  ======
LIABILITIES AND GROUP DEFICIT
 Debt.............................................    $  977    $1,316  $1,365
 Other liabilities................................        13         8      10
 Deferred income tax liabilities..................       236       174     180
                                                      ------    ------  ------
    TOTAL LIABILITIES.............................     1,226     1,498   1,555
 Group deficit....................................       (56)     (172)   (207)
                                                      ------    ------  ------
    TOTAL LIABILITIES AND GROUP DEFICIT...........    $1,170    $1,326  $1,348
                                                      ======    ======  ======


   The accompanying notes are an integral part of these financial statements.

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

                      COMBINED STATEMENTS OF GROUP DEFICIT
                                 (IN MILLIONS)

                                         NINE MONTHS          YEAR ENDED
                                     ENDED SEPTEMBER 30       DECEMBER 31
                                     --------------------  -------------------
                                       1997       1996     1996   1995   1994
                                     ---------  ---------  -----  -----  -----
                                         (UNAUDITED)
GROUP DEFICIT BALANCE, BEGINNING OF
 PERIOD............................  $    (172) $    (207) $(207) $(217) $(205)
Net income.........................        185         80    127     97     61
Cash dividends paid................        (69)       (69)   (92)   (87)   (73)
                                     ---------  ---------  -----  -----  -----
GROUP DEFICIT BALANCE, END OF PERI-
 OD................................  $     (56) $    (196) $(172) $(207) $(217)
                                     =========  =========  =====  =====  =====



   The accompanying notes are an integral part of these financial statements.

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

  Georgia-Pacific Corporation, a Georgia corporation ("Georgia-Pacific" or the "Company"), is broadly engaged in two lines of business: the manufacture and sale of pulp and paper products (including pulp, communication papers, containerboard, packaging and tissue products) and of a wide variety of manufactured building products (including plywood, oriented strand board, various industrial wood products, and softwood and hardwood lumber) as well as certain non-wood products including gypsum board and chemicals. All of such products are manufactured in whole or in part from timber or other wood fiber sources. The Company owns or controls approximately 5.8 million acres of timberland, which in 1996 have supplied approximately 25% of the overall timber and wood fiber requirements of the Company's manufacturing operations.

  The Board of Directors (the "Board") of the Company has recommended shareholder approval of a proposal (the "Letter Stock Proposal"), that would create two classes of common stock that are intended to reflect separately the performance of the Company's manufacturing and timber businesses. Under the Letter Stock Proposal, the Company's Articles of Incorporation (the "Articles") would be amended and restated (the "Restated Articles") to (i) designate a new class of Georgia-Pacific Corporation--Timber Group Common Stock, $.80 par value per share (the "Timber Stock"), consisting of 250 million authorized shares, (ii) redesignate each authorized share of existing Common Stock, $.80 par value per share (the "Existing Common Stock") as, and convert each share into, one share of Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock, $.80 par value per share (the "Georgia-Pacific Group Stock"), (iii) increase the number of shares of Georgia-Pacific Group Stock authorized for issuance from 150 million shares to 400 million shares,
(iv) authorize the distribution of Timber Stock to the holders of Georgia-Pacific Group Stock as a share dividend on the basis of one share of Timber Stock for each outstanding share of Georgia-Pacific Group Stock (the "Distribution").

  The Company's manufacturing and timber businesses are referred to hereinafter as the "Georgia-Pacific Group" and the "Timber Group," respectively, or collectively as the "Groups."

  The Georgia-Pacific Group is a manufacturer and distributor of building products, as well as a producer of pulp and paper products. The Georgia-Pacific Group's operations also include a procurement function which is responsible for purchasing timber and wood fiber for all of the Georgia-Pacific Group's manufacturing facilities. The Timber Group is engaged primarily in the growing and selling of timber. In addition, the Timber Group is engaged in certain businesses related to ownership and management of its timber operations, including managing real estate development, hunting leases and mineral reserves, and seedling production.

  The financial statements of the Groups comprise all of the accounts included in the corresponding consolidated financial statements of the Company. The separate Group combined financial statements give effect to the accounting policies that will be applicable upon implementation of the Letter Stock Proposal. The separate Georgia-Pacific Group and Timber Group financial statements have been prepared on a basis that management believes to be reasonable and appropriate and include (i) the historical balance sheets, results of operations, and cash flows of businesses that comprise each of the Groups, with all significant intragroup transactions and balances eliminated,
(ii) in the case of the Timber Group's financial statements, corporate assets and liabilities of the Company and related transactions identified with the Timber Group, including allocated portions of the Company's debt and selling, general and administrative costs, and (iii) in the case of the Georgia-Pacific Group's financial statements, all other corporate assets and liabilities and related transactions of the Company, including allocated portions of the Company's debt and selling, general and administrative costs. Intergroup timber sales between the Georgia-Pacific Group and the Timber Group have not been eliminated in the Groups' financial statements.

  Notwithstanding the allocation of assets and liabilities (including contingent liabilities) and shareholders' equity between the Georgia-Pacific Group and the Timber Group for the purpose of preparing the respective financial statements of such Groups, holders of Georgia-Pacific Group Stock and Timber Stock will be shareholders of the Company and will continue to be subject to all of the risks associated with an investment in the Company and all of its businesses, assets, and liabilities. Such allocation of assets and liabilities and change in the equity structure of the Company contemplated by the Letter Stock Proposal will not result in a distribution or spin-off of any assets or liabilities of the Company or otherwise affect ownership of any assets or responsibility for the liabilities of the Company or any of its subsidiaries. As a result, the Letter Stock Proposal will not affect the rights of holders of the Company's or any of its subsidiaries' debt.

  Holders of Georgia-Pacific Group Stock and Timber Stock will have only the rights customarily held by common shareholders of the Company and will not have any rights related to their corresponding Group except as set forth in provisions relating to dividend and liquidation rights and requirements for a mandatory dividend, redemption or conversion upon the disposition of assets of their corresponding Group, or have any right to vote on matters as a separate voting group other than in limited circumstances as provided under Georgia law or by stock exchange rules. The relative voting power of Georgia-Pacific Group Stock and Timber Stock will fluctuate from time to time, with each share of Georgia-Pacific Group Stock having one vote and each share of Timber Stock having a number of votes, based upon the ratio, over a specified period, of the time-weighted average market values of one share of Timber Stock and of one share of Georgia-Pacific Group Stock. This formula is intended to give each class of common stock a number of votes proportionate to its aggregate market capitalization at the time of any vote. Accordingly, changes in the market value of Georgia-Pacific Group Stock and Timber Stock will affect the relative voting rights of a class of common stock. It is expected that initially the Georgia-Pacific Group will have a substantial majority of the voting power of the Company.

  Financial effects arising from either Group that affect the Company's results of operations or financial condition could, if significant, affect the results of operations or financial condition of the other Group and the market price of the class of common stock relating to the other Group. Any net losses of the Georgia-Pacific Group or the Timber Group and dividends or distributions on, or repurchases of, Georgia-Pacific Group Stock or Timber Stock will reduce the assets of the Company legally available for payment of dividends on both the Georgia-Pacific Group Stock and the Timber Stock.

  The Board may, in its sole discretion, determine to convert shares of the class of common stock related to one Group into the class of the common stock related to the other Group, at any time at a 15% premium, or at a 10% premium in the case of certain dispositions of all or substantially all of the properties or assets of the Group whose stock is being converted. Any conversion at any premium would dilute the interests in the Company of the holders of the class of common stock being issued in the conversion. In addition, any such conversion of a class of common stock into another class of common stock would preclude holders of both classes of common stock from retaining their investment in a security that is intended to reflect separately the performance of the relevant Group.

  The management and accounting policies applicable to the preparation of the financial statements of the Georgia-Pacific Group and the Timber Group may be modified or rescinded, or additional policies may be adopted, at the sole discretion of the Board at any time without approval of the shareholders.

  The Timber Group's combined financial statements reflect the application of the management and allocation policies adopted by the Board to various corporate activities, as described below. The Timber Group's combined financial statements should be read in conjunction with the Company's consolidated financial statements and the Georgia-Pacific Group's combined financial statements.

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

FINANCIAL ACTIVITIES

  The Company manages most financial activities of the Georgia-Pacific Group and Timber Group on a centralized basis. Such financial activities include the issuance, repayment, and repurchase of short-term and long-term debt; the issuance and repurchase of common stock; and the payment of dividends.

  At September 30, 1997, $977 million of the Company's debt was the Timber Group's and $4.5 billion was the Georgia-Pacific Group's. The Company has not allocated specific debt securities or instruments to either Group. The debt of each Group bears interest at a rate equal to the weighted average interest rate of all of the Company's debt calculated on a quarterly basis. Expenses related to the debt are reflected in the weighted average interest rate. Management believes such method of allocation is equitable and provides a reasonable estimate of the cost attributable to the Groups.

  Each Group's debt will increase or decrease by the amount of any net cash generated by, or required to fund, the Group's operating activities, investing activities, dividend payments, share repurchases and other financing activities. Interest will be charged to each Group in proportion to the respective amount of each Group's debt. Changes in the cost of the Company's debt will be reflected in adjustments in the weighted average interest cost of such debt. Dividend costs with respect to any preferred stock issued by the Company will be charged in a similar manner.

ALLOCATION OF SHARED SERVICES

  A portion of the Company's shared selling, general and administrative expenses (such as executive management, human resources, legal, accounting and auditing, tax, treasury, strategic planning, information systems support, and environmental services) has been allocated to the Timber Group based upon specific identification of such services used by the Timber Group. Where determinations based on specific identification alone have been impracticable, other methods and criteria were used that management believes are equitable and provide a reasonable estimate of the cost attributable to the Timber Group. These methods were allocating costs based on (1) numbers of Group employees, (2) percentage of the Group's office space, and (3) estimated percentage of staff time allocable to the Group. The total of these allocations were $7 million, $6 million, and $6 million in 1996, 1995, and 1994, respectively. It is not practicable to provide a detailed estimate of the expenses which would be recognized if the Timber Group were a separate legal entity.

ALLOCATION OF EMPLOYEE BENEFITS

  A portion of the Company's employee benefit costs, including pension and postretirement health care and life insurance benefits, has been allocated to the Timber Group. The Timber Group's pension cost related to its participation in the Company's noncontributory defined benefit pension plan and other employee benefit costs related to its participation in the Company's postretirement health care and life insurance plans are actuarially determined based on its respective employees and an allocable share of the plan assets and are calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 87 and SFAS No. 106, respectively.

  Since plan assets are not segregated into separate accounts or restricted to providing benefits to employees of the Timber Group, assets of the Company's employee benefit plans may be used to provide benefits to employees of both the Georgia-Pacific Group and the Timber Group. Plan assets have been allocated to the Timber Group based on the percentage of its projected benefit obligation to the plans' total projected benefit obligations. Management believes such method of allocation is equitable and provides a reasonable estimate of the cost attributable to the Timber Group.

  The discussion of the Timber Group's retirement plans (Note 7) should be read in conjunction with the Company's consolidated financial statements and notes thereto.

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

ALLOCATION OF FEDERAL AND STATE INCOME TAXES

  The federal income taxes of the Company and the subsidiaries which own assets allocated between the Groups are determined on a consolidated basis. Consolidated federal income tax provisions and related tax payments or refunds will be allocated between the Groups based principally on the taxable income and tax credits directly attributable to each Group. Such allocations will reflect each Group's contribution (positive or negative) to the Company's consolidated federal taxable income and the consolidated federal tax liability and tax credit position. Tax benefits that cannot be used by the Group generating those benefits but can be used on a consolidated basis will be credited to the Group that generated such benefits. Had the Groups filed separate tax returns, the provision for income taxes and net income for each Group would not have differed from the amounts reported in the Groups' statements of income for the years ended December 31, 1996, 1995 and 1994 or for the nine-month periods ended September 30, 1997 and 1996. However, the amounts of current and deferred taxes and taxes payable or refundable allocated to each Group in the historical financial statements may differ from those that would have been allocated had the Groups filed separate income tax returns.

  Depending on the tax laws of the respective jurisdictions, state and local income taxes are calculated on either a consolidated or combined basis or on a separate corporation basis. State income tax provisions and related tax payments or refunds determined on a consolidated or combined basis will be allocated between the Groups based on their respective contributions to such consolidated or combined state taxable incomes. State and local income tax provisions and related tax payments which are determined on a separate corporation basis will be allocated between the Groups in a manner designed to reflect the respective contributions of the Groups to the corporation's separate state or local taxable income.

  The discussion of the Timber Group's income taxes (Note 6) should be read in conjunction with the Company's consolidated financial statements and the notes thereto.

DIVIDENDS

  For purposes of the historical financial statements of the Timber Group and the Georgia-Pacific Group, all dividends declared and paid by the Company were evenly allocated between the Groups. Management believes such method of allocation is equitable and provides a reasonable estimate of the dividends which may have been declared and paid in respect of each class of common stock.

REVENUE RECOGNITION

  Timber sales are recognized when legal ownership or the risk of loss passes to the purchaser and the quantity sold is determinable. This occurs when the purchaser harvests the timber under a stumpage purchase agreement. For delivered sales, the risk of loss passes when the timber is delivered to the customer. Revenues are determined by multiplying actual harvest volumes by contractually agreed-upon prices negotiated with the purchasers, including the Georgia-Pacific Group. Other revenues are recognized when earned.

INCOME PER SHARE

  Historical income per share is omitted from the statements of income because the Timber Stock was not part of the capital structure of the Company for the periods presented. Following implementation of the Letter Stock Proposal, the method of calculating income per share for the Timber Stock will reflect the terms of the proposed amendments to the Company's Articles and will be computed by dividing the net income of the Timber Group by the weighted average number of shares of Timber Stock outstanding during the applicable period. The effects of assuming issuance of Timber Stock on a pro forma basis under existing long-term incentive, stock option, and stock purchase plans will either be insignificant or antidilutive. Pro forma income per share, reflecting the Timber Stock issued under the Letter Stock Proposal, is presented in the Timber Group's statements of income.

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

TIMBER AND TIMBERLANDS

  The Timber Group capitalizes timber and timberland purchases and reforestation costs. The cost of timber harvested is based on the volume of timber harvested, the capitalized cost, and the total timber volume estimated to be available over the growth cycle. Timber carrying costs are expensed as incurred.

MACHINERY AND EQUIPMENT

  Machinery and equipment are recorded at cost. Lease obligations for which the Timber Group assumes or retains substantially all the property rights and risks of ownership are capitalized. Replacements of major units of property are capitalized, and the replaced properties are retired. Replacements of minor components of property and repair and maintenance costs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Useful lives generally range from 3 to 20 years. Upon retirement or disposition of assets, cost and accumulated depreciation are removed from the related accounts and any gain or loss is included in income.

INVESTMENT IN REAL ESTATE HELD FOR DEVELOPMENT AND SALE

  Real estate held for development and sale is stated at the lower of cost or net realizable value, and includes direct costs of land and land development and indirect costs, including amenities, less amounts charged to cost of sales. These costs are allocated to individual lots or acreage sold based on relative sales value. Direct costs are allocated on a specific neighborhood basis, while indirect costs are allocated over the projects. The Timber Group recognizes sales of retail homesites developed when all conditions, as set forth in SFAS No. 66, "Accounting for Sales of Real Estate," have occurred.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

RECENT ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share," which specifies the computation, presentation, and disclosure requirements for earnings per share. The Timber Group will be required to adopt the new standard in the 1997 fourth quarter. Based on a preliminary evaluation of this standard's requirements, the Timber Group does not expect the per share amounts reported under SFAS No. 128 to be materially different from the pro forma per share amounts calculated and presented under APB Opinion 15.

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Timber Group will be required to adopt the new standard in 1998. All prior periods presented will be reported in accordance with SFAS No. 130 for comparative purposes.

  Also in June 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." This statement requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance. Disclosures for each segment are similar to those required under current standards, with the addition of certain quarterly disclosure

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP requirements. SFAS No. 131 also requires entitywide disclosure about the products and services an entity provides, the countries in which it holds material assets and reports material revenues, and its significant customers. The Timber Group will be required to adopt the new standard in 1998, but is not expected to be impacted significantly as the Timber Group is not expected to have any reportable segments under the new standard.

UNAUDITED INTERIM FINANCIAL STATEMENTS

  The accompanying unaudited condensed combined interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and in accordance with the Securities and Exchange Commission's rules and regulations for interim reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Timber Group's management, the unaudited combined interim financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly such interim financial information.

2. FACTORS AFFECTING THE TIMBER GROUP'S BUSINESS

FACTORS AFFECTING SUPPLY AND DEMAND

  The results of operations of the Timber Group are and will continue to be affected by cyclical supply and demand factors related to the forest products industry. The supply of timber is significantly affected by land use management policies of the United States government, which in recent years have limited and are likely to continue to limit the amount of timber offered for sale by certain United States government agencies. Such government agencies historically have been major suppliers of timber to the United States forest products industry, but timber sales by such government agencies currently are at historically low levels. Any reversal of government land use management policies that substantially increases sales of timber by United States government agencies could significantly reduce prices for logs, lumber, and other forest products. The demand for logs and manufactured wood products also has been, and in the future can be expected to be, subject to cyclical fluctuations. The demand for logs and manufactured wood products is primarily affected by the level of housing starts, repair and remodeling activity, industrial wood product use, competition from non-wood products, and the demand for pulp and paper products. These factors are subject to fluctuations due to changes in economic conditions, interest rates, population growth, weather conditions, competitive pressures, and other factors. Any decrease in the level of industry demand for logs and wood products generally can be expected to result in lower net sales, operating income, and cash flow of the Timber Group.

HARVESTING LIMITATIONS

  Net sales, operating income, and cash flow of the Timber Group are dependent to a significant extent on the continued ability of purchasers of standing timber and, to a lesser extent, the Timber Group to harvest timber at adequate levels. Weather conditions, timber growth cycles, access limitations, and regulatory requirements associated with the protection of wildlife and water resources may restrict harvesting of the Timber Group's timberlands. From time to time, proposals have been made in state legislatures that would regulate the level of timber harvesting. Timber harvests also may be affected by various natural factors, including damage by fire, insect infestation, disease, prolonged drought, severe weather conditions, and other causes. The effects of such natural disasters may be particularly damaging to young timber. Although damage from such natural causes usually is localized and affects only a limited percentage of the timber, there can be no assurance that any damage affecting the Timber Group's timberlands will in fact be so limited. Consistent with industry practice, the Timber Group does not maintain insurance coverage with respect to damage to its timberlands. Any of the above factors which materially limit the ability of purchasers or the Timber Group to harvest timber could have a significant adverse impact on the net sales, operating income and cash flow of the Timber Group.

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

COMMITTED PRODUCT PURCHASES BY GEORGIA-PACIFIC GROUP; POSSIBLE INABILITY TO DEVELOP NEW MARKETS

  During 1996 and the first nine months of 1997, the Timber Group derived approximately 80% of its net sales from sales of timber and wood fiber to the Georgia-Pacific Group. For a description of the terms of sales of timber and wood fiber by the Timber Group to Georgia-Pacific Group see Note 10 "Related Party Transactions." While management of the Timber Group believes that there is significant demand for the Timber Group's timber and wood fiber products from users other than the Georgia-Pacific Group, no assurance can be given that such demand exists, that the Timber Group will be able to develop new customers on a timely basis, if at all, or that it will be able to sell its products to third parties at market prices. Any excess supply of timber and wood fiber that results from the inability of the Timber Group to sell its products to users other than the Georgia-Pacific Group could result in lower prices for the Timber Group's products, which could have a material adverse effect on the net sales, operating income and cash flow of the Timber Group.

ENVIRONMENTAL REGULATION

  The Timber Group is subject to extensive and changing federal, state, and local environmental laws and regulations, the provisions and enforcement of which are expected to become more stringent in the future. The Timber Group's operations generate air emissions, discharge industrial wastewater and stormwater and generate and dispose of both hazardous and nonhazardous wastes. The Timber Group is subject to regulation under the Endangered Species Act (the "ESA"), the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Federal Insecticide, Fungicide and Rodenticide Act and the Toxic Substances Control Act as well as similar state laws and regulations. Violations of various statutory and regulatory programs that apply to the Timber Group's operations can result in civil penalties, remediation expenses, natural resource damages, potential injunctions, cease and desist orders and criminal penalties. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. There can be no assurance that such laws or future legislation or administrative or judicial action with respect to protection of the environment will not adversely affect the Timber Group.

  The ESA and counterpart state legislation protect species threatened with possible extinction. A number of species indigenous to the Timber Group's timberlands have been and in the future may be protected under these laws, including the northern spotted owl, marbled murrelet, gray wolf, grizzly bear, mountain caribou, bald eagle, red cockaded woodpecker, and various other species. Protection of endangered and threatened species may include restrictions on timber harvesting, road building and other silvicultural activities on private, federal, and state land containing the affected species.

POTENTIAL ACQUISITION RISKS

  The Timber Group intends to pursue acquisitions as part of its strategy in order to increase the Group's cash flow and returns to its shareholders. There can be no guarantee, however, that the Timber Group will be able to identify any assets for acquisition on terms that are economically feasible. Additionally any acquisition strategy involves numerous risks, including difficulties inherent in the integration of systems, operations, and personnel, diversion of management attention away from other business concerns, and the need to potentially secure additional financing to consummate such acquisitions.

3. DIVESTITURES

  On March 31, 1997, the Company sold 127,000 acres of timberlands located in Martell, California for $270 million. In conjunction with the sale of its Martell timberlands, the Company received notes receivable from the purchaser in the amount of $270 million related to the timberlands. The Company, in April 1997, monetized the notes receivable through the issuance of notes payable in a private placement. The proceeds of this transaction

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP were credited to the Timber Group through the intergroup account. The notes receivable are included in other assets and the notes payable are classified as other long-term liabilities on the Company's balance sheet. The Timber Group recognized a pretax gain of $114 million on the sale of the timberlands, which is included in "Other income--Martell Sale" in the accompanying statements of income.

4. INDEBTEDNESS

  The Company's debt includes the following:

                                                                 DECEMBER 31
                                                                --------------
                                                                 1996    1995
                                                                ------  ------
                                                                (IN MILLIONS)
  Debentures, 9% average rate, payable through 2025............ $3,200  $3,350
  Notes, 7.8% average rate, payable through 2006...............    817     717
  Revenue bonds, 4.9% average rate, payable through 2026.......    646     628
  Other loans, 8.1% average rate, payable through 2012.........     45      53
  Less: Unamortized discount...................................    (26)    (29)
                                                                ------  ------
                                                                 4,682   4,719
  Less: Long-term portion of debt..............................  4,371   4,704
                                                                ------  ------
  Current portion of long-term debt............................    311      15
  Commercial paper and other short-term notes, 5.7% average
   rate........................................................    645     321
  Bank overdrafts, net.........................................    251     201
                                                                ------  ------
    Total short-term debt......................................  1,207     537
                                                                ------  ------
    Total debt................................................. $5,578  $5,241
                                                                ======  ======
  Georgia-Pacific Group's portion of Company debt:
   Short-term debt............................................. $  922  $  397
   Long-term debt, excluding current portion...................  3,340   3,479
                                                                ------  ------
    Georgia-Pacific Group's total debt......................... $4,262  $3,876
                                                                ======  ======
  Timber Group's portion of Company debt:
   Short-term debt............................................. $  285  $  140
   Long-term debt, excluding current portion...................  1,031   1,225
                                                                ------  ------
    Timber Group's total debt.................................. $1,316  $1,365
                                                                ======  ======
  Weighted average interest rate on Company debt at period-
   end.........................................................    7.7%    8.1%
                                                                ======  ======

  For additional information regarding financial instruments, see Note 5.

  The scheduled maturities of the Company's long-term debt for the next five years are as follows: $311 million in 1997, $439 million in 1998, $21 million in 1999, $40 million in 2000, and $12 million in 2001.

NOTES AND DEBENTURES

  During 1996, the Company issued $100 million of 7.2% Notes due December 15, 2006.

  In 1996, the Company redeemed $150 million of its 9.25% Debentures due March 15, 2016. The Company recorded an after-tax extraordinary loss of approximately $5 million related to this redemption which was recognized in the Georgia-Pacific Group's results of operations.

  During 1995, the Company issued $250 million of 8 5/8% Debentures due April 30, 2025, $250 million of 7.7% Debentures due June 15, 2015, and $250 million of 7 3/8% Debentures due December 1, 2025.

  In 1995, the Company redeemed approximately $203 million of its outstanding debt. The after-tax loss on this redemption was less than $1 million.

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

REVOLVING CREDIT FACILITY

  In 1996, the Company entered into an agreement with Bank of America National Trust and Savings Association and 19 other domestic and international banks which provides an unsecured revolving credit facility of $1.5 billion. The revolving credit facility is being used for direct borrowings and as support for commercial paper and other short-term borrowings. The agreement will terminate in 2001. As of December 31, 1996, $856 million of committed credit was available in excess of all short-term borrowings outstanding under or supported by the facility.

  Borrowings under the agreement bear interest, at the election of the Company, at either (A) the higher of the Federal Funds Rate plus 1/2% or the stipulated bank lending rate or (B) LIBOR plus .2625% or (C) fixed or floating rates set by competitive bids. Fees associated with this revolving credit facility include a commitment fee of .0625% per annum on the unused portion of the commitments and a facility fee of .0625% per annum on the aggregate commitments of the lenders. Fees and margins may be adjusted upward or downward according to a pricing grid based on the Company's long-term debt ratings. At December 31, 1996, $465 million was borrowed under the credit agreement at a weighted average interest rate of 5.7%. Amounts outstanding under the revolving credit facility are included in "Debt" on the accompanying balance sheets.

  The revolving credit agreement contains certain restrictive covenants. The covenants include a maximum leverage ratio (funded indebtedness to operating cash flow) of 4.5 to 1.0 which is to be maintained by the Company throughout the term of the credit agreement. As of December 31, 1996, the Company's leverage ratio was 3.3 to 1.0.

COMMERCIAL PAPER AND OTHER SHORT-TERM NOTES

  These borrowings are classified by the Company as current liabilities, although all or a portion of them might be refinanced on a long-term basis in 1997.

REVENUE BONDS

  At December 31, 1996, the Company had outstanding borrowings of approximately $646 million under certain Industrial Revenue Bonds, approximately $22 million of which were entered into during 1996 at variable interest rates. Approximately $26 million from the issuance of these bonds is being held by trustees for the Company and is restricted for the construction of certain capital projects of the Georgia-Pacific Group.

OTHER

  At December 31, 1996, the amount of long-term debt secured by property, plant, and equipment and timber and timberlands was not material.

  In September 1995, the Company sold certain assets of the Georgia-Pacific Group for $354 million and has agreed to lease the assets back from the purchaser over a period of 30 years. Under the agreement with the purchaser, the Company will maintain a deposit (initially in the amount of $322 million) which, together with interest earned, is expected to be sufficient to fund the Company's lease obligation, including the repurchase of assets at the end of the term. This transaction is being accounted for as a financing arrangement. At December 31, 1995, the Georgia-Pacific Group recorded on its balance sheet an asset for the deposit from the sale of $305 million and a liability for the lease obligation of $346 million, of which approximately $16 million was recorded as a current asset and a current liability. At December 31, 1996, the deposit and lease obligation balances were $339 million and $340 million, respectively. The long-term portions are recorded in "Other assets" and "Other long-term liabilities" on the accompanying balance sheets.

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

INTEREST PAID

  The Company paid interest of $488 million, $470 million, and $514 million in 1996, 1995, and 1994, respectively, of which $105 million, $111 million, and $114 million was charged to the Timber Group, respectively.

5. FINANCIAL INSTRUMENTS

  The carrying amount and estimated fair value of the Company's financial instruments are as follows:

                                                         DECEMBER 31
                                               -------------------------------
                                                    1996            1995
                                               --------------- ---------------
                                               CARRYING  FAIR  CARRYING  FAIR
                                                AMOUNT  VALUE   AMOUNT  VALUE
                                               -------- ------ -------- ------
                                                        (IN MILLIONS)
   Liabilities:
     Commercial paper and other short term
      notes (Note 4)..........................  $  645  $  645  $  321  $  321
     Notes and debentures (Note 4)............   4,017   4,215   4,067   4,470
     Revenue bonds (Note 4)...................     646     637     628     628
     Other loans (Note 4).....................      45      45      53      53
     Interest rate exchange agreements........       *      12       *      21
   Assets:
     Accounts receivable sale program.........     350     350     350     350

--------
* The Company's consolidated balance sheets at December 31, 1996 and 1995 included accrued interest of $6 million and $5 million, respectively, related to these agreements.

COMMERCIAL PAPER AND OTHER SHORT-TERM NOTES

  The carrying amounts approximate fair value because of the short maturity of these instruments.

NOTES AND DEBENTURES

  The fair value of notes and debentures was estimated primarily by obtaining quotes from brokers for these and similar issues. For notes and debentures for which there are no quoted market prices, the fair value was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

REVENUE BONDS AND OTHER LOANS

  The fair value of revenue bonds and other loans was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

INTEREST RATE AND FOREIGN CURRENCY EXCHANGE AGREEMENTS

  The Company has used interest rate and foreign currency exchange agreements in the normal course of business to manage and reduce the risk inherent in interest rate and foreign currency fluctuations.

  Under the interest rate exchange agreements, the Company makes payments to counterparties at fixed interest rates and in turn receives payments at variable rates. The Company entered into interest rate exchange agreements in prior years to protect against the increased cost associated with a rise in interest rates. At December 31, 1996, the Company had outstanding interest rate exchange agreements that effectively converted $496 million of floating rate obligations with a weighted average interest rate of 5.7% to fixed rate obligations

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP with an average effective interest rate of approximately 9%. These agreements have a weighted average maturity of approximately 2.1 years. As of December 31, 1996, the Company's total floating rate debt, including the accounts receivable sale program, exceeded related interest rate exchange agreements by $1,363 million.

  The estimated fair value of the Company's liability under interest rate exchange agreements at December 31, 1996 and 1995 was $12 million and $21 million, respectively, and represents the estimated amount the Company could have paid to terminate the agreements. The fair value at December 31, 1996 and 1995 was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

  The Company enters into foreign currency exchange agreements, the amounts of which were not material to the consolidated financial position of the Company at December 31, 1996 and 1995.

  The Company may be exposed to losses in the event of nonperformance of counterparties but does not anticipate such nonperformance.

OTHER

  Due to the short-term nature of current assets and current liabilities, their carrying amounts approximate fair value.

TIMBER GROUP'S DEBT

  The estimated fair value of the Timber Group's debt approximates the fair market value of the Company's financial instruments discussed above.

6. INCOME TAXES

  The provision for income taxes includes the Timber Group's allocated portion of income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The Timber Group's provision for income taxes consists of the following:

                                                       YEAR ENDED DECEMBER 31
                                                       ------------------------
                                                        1996     1995    1994
                                                       -------  ------- -------
                                                            (IN MILLIONS)
   Federal income taxes:
     Current.......................................... $    74  $    51 $    30
     Deferred.........................................      (5)       2       3
   State income taxes:
     Current..........................................      13       10       5
     Deferred.........................................      (1)     --        1
                                                       -------  ------- -------
   Provision for income taxes......................... $    81  $    63 $    39
                                                       =======  ======= =======
   Income taxes paid by the Company, net of refunds... $   135  $   686 $   251
                                                       =======  ======= =======
   Timber Group's portion of income taxes paid........ $    87  $    61 $    35
                                                       =======  ======= =======

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

  The federal statutory income tax rate was 35%. The Timber Group's provision for income taxes is reconciled to the federal statutory rate as follows:

                                                    YEAR ENDED DECEMBER 31
                                                    -------------------------
                                                     1996     1995     1994
                                                    -------  -------  -------
                                                         (IN MILLIONS)
   Provision for income taxes computed at the
    federal statutory tax rate..................... $    73  $    57  $    35
   State income taxes, net of federal benefit......       8        6        4
                                                    -------  -------  -------
   Provision for income taxes...................... $    81  $    63  $    39
                                                    =======  =======  =======

  The components of the Timber Group's net deferred income tax liabilities are as follows:

                                                                 DECEMBER 31
                                                                --------------
                                                                 1996    1995
                                                                ------  ------
                                                                (IN MILLIONS)
   Deferred income tax assets:
     Other accruals and reserves............................... $  --   $    1
     Other.....................................................      2       2
                                                                ------  ------
                                                                     2       3
   Valuation allowance.........................................    --      --
                                                                ------  ------
                                                                     2       3
                                                                ------  ------
   Deferred income tax liabilities:
     Machinery and equipment...................................     (4)     (4)
     Timber and timberlands....................................   (172)   (177)
     Other.....................................................    --       (2)
                                                                ------  ------
                                                                  (176)   (183)
                                                                ------  ------
   Deferred income tax liabilities, net........................ $ (174) $ (180)
                                                                ======  ======

7. RETIREMENT PLANS

DEFINED BENEFIT PENSION PLANS

  Most of the Company's employees participate in noncontributory defined benefit pension plans. These include plans which are administered solely by the Company and union-administered multiemployer plans. The Company's funding policy for solely administered plans is based on actuarial calculations and the applicable requirements of federal law. Contributions to multiemployer plans are generally based on negotiated labor contracts.

  Benefits under the majority of plans for hourly employees (including multiemployer plans) are primarily related to years of service. The Company has separate plans for salaried employees and officers under which benefits are primarily related to compensation and years of service. The officers' plan is not funded and is nonqualified for federal income tax purposes.

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

  The following table sets forth the Timber Group's actuarially-determined share of the funded status of the solely administered plans and the amounts recognized in the accompanying balance sheets.

                                                                  PLANS HAVING
                                                                ASSETS IN EXCESS
                                                                 OF ACCUMULATED
                                                                    BENEFITS
                                                                ----------------
                                                                 (IN MILLIONS)
Accumulated benefit obligation at November 30, 1996
  Vested portion...............................................       $14
  Nonvested portion............................................       --
                                                                      ---
                                                                       14
Effect of projected future compensation levels.................       --
                                                                      ---
Projected benefit obligation at November 30, 1996..............        14
Plan assets at fair value at November 30, 1996.................        17
                                                                      ---
Plan assets in excess of projected benefit obligation..........         3
Unrecognized net gain..........................................        (4)
                                                                      ---
Accrued pension cost at December 31, 1996......................       $(1)
                                                                      ===

  No plans have accumulated benefits in excess of assets as of December 31, 1996.

                                                      DECEMBER 31, 1995
                                              ---------------------------------
                                                PLANS HAVING     PLANS HAVING
                                              ASSETS IN EXCESS   ACCUMULATED
                                               OF ACCUMULATED    BENEFITS IN
                                                  BENEFITS     EXCESS OF ASSETS
                                              ---------------- ----------------
                                                        (IN MILLIONS)
Accumulated benefit obligation at November
 30, 1995
  Vested portion............................        $12              $  2
  Nonvested portion.........................        --                --
                                                    ---              ----
                                                     12                 2
Effect of projected future compensation
 levels.....................................        --                --
                                                    ---              ----
Projected benefit obligation at November 30,
 1995.......................................         12                 2
Plan assets at fair value at November 30,
 1995.......................................         15                 2
                                                    ---              ----
Plan assets in excess of projected benefit
 obligation.................................          3               --
Unrecognized net gain.......................         (4)              --
                                                    ---              ----
Accrued pension cost at December 31, 1995...        $(1)             $--
                                                    ===              ====

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

  The Timber Group's share of the net periodic pension cost for solely administered and union-administered pension plans included the following:

                                                    YEAR ENDED DECEMBER 31
                                                    -------------------------
                                                     1996     1995     1994
                                                    -------  -------  -------
                                                         (IN MILLIONS)
Service cost of benefits earned.................... $     1  $    1   $     1
Interest cost on projected benefit obligation......       1       1         1
Actual return on plan assets.......................      (3)     (3)      --
Net amortization and deferral......................       1       2        (2)
                                                    -------  ------   -------
Net periodic pension cost.......................... $   --   $    1   $   --
                                                    =======  ======   =======

  The following assumptions were used:

                                                     YEAR ENDED DECEMBER 31
                                                     -------------------------
                                                      1996     1995     1994
                                                     -------  -------  -------
Discount rate used to determine the projected
 benefit obligation................................      7.0%     7.0%     8.5%
Rate of increase in future compensation levels used
 to determine the projected benefit obligation.....      5.5      5.5      6.0
Expected long-term rate of return on plan assets
 used to determine net periodic pension cost.......     10.0     10.0     10.0

DEFINED CONTRIBUTION PLANS

  The Company sponsors several defined contribution plans to provide eligible employees with additional income upon retirement. The Company's contributions to the plans are based on employee contributions and compensation. The allocated portion of the Company's contributions related to the Timber Group totaled $1 million in 1996, $1 million in 1995, and $1 million in 1994.

HEALTH CARE AND LIFE INSURANCE BENEFITS

  The Company provides certain health care and life insurance benefits to eligible retired employees. Salaried participants generally become eligible for retiree health care benefits after reaching age 55 with 10 years of service or after reaching age 65. Benefits, eligibility, and cost-sharing provisions for hourly employees vary by location and/or bargaining unit. Generally, the medical plans pay a stated percentage of most medical expenses, reduced for any deductible and payments made by government programs and other group coverage. Effective December 1995, the plans were funded through a trust established for the payment of future active and retiree benefits. The trust was funded with an initial contribution of which an immaterial amount was allocated to the Timber Group. The Company will continue to contribute to the trust in the amounts necessary to fund current obligations of the plans.

  In 1991, the Company began transferring its share of the cost of post-age 65 health care benefits to future salaried retirees. It is currently anticipated that the Company will continue to reduce the percentage of the cost of post-age 65 benefits that it will pay on behalf of salaried employees who retire in each of the years 1995 through 1999 and that the Company will continue to share the pre-age 65 cost with future salaried retirees but will no longer pay any of the post-age 65 cost for salaried employees who retire after 1999.

  The Timber Group's accumulated postretirement benefit obligation and accrued postretirement benefit cost was approximately $1 million as of December 31, 1996 and 1995.

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

  The Timber Group's net periodic postretirement benefit cost consists of service cost of benefits earned, interest cost on accumulated postretirement benefit obligation and amortization of gains and losses. Total net periodic postretirement benefit costs were $119,210, $98,974, and $116,067 at December 31, 1996, 1995, and 1994, respectively.

  For measuring the expected postretirement benefit obligation, a 10%, 11%, and 12% annual rate of increase in the per capita claims cost was assumed for 1996, 1995, and 1994, respectively. The rate was assumed to decrease 1% per year to 7% in 1999 and remain at that level thereafter. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.5% at December 31, 1996 and December 31, 1995 and 8% at December 31, 1994.

  If the annual health care cost trend rate were increased by 1%, the accumulated postretirement benefit obligation would have increased by 14% as of December 31, 1996 and 1995 and 13% as of December 31, 1994. The effect of this change on the aggregate of service and interest costs would be an increase of 11% for 1996, 15% for 1995, and 17% for 1994.

8. STOCK INCENTIVE PLANS

1997 INCENTIVE STOCK PLANS

  The Board has approved the Timber Group 1997 Long-Term Incentive Plan (the "Timber Group Plan") and the Georgia-Pacific Group 1997 Long-Term Incentive Plan (the "Georgia-Pacific Group Plan"), subject to shareholder approval. The Timber Group Plan authorizes grants of stock options, restricted stock and performance awards with respect to Timber Stock. The Georgia-Pacific Group Plan authorizes grants of stock options, restricted stock and performance awards with respect to Georgia-Pacific Group Stock. The Company does not currently intend to grant awards under the Georgia-Pacific Group Plan to members of the Timber Group. It is intended, however, that certain officers and employees of the Company with responsibilities involving both the Timber Group and the Georgia-Pacific Group may be granted options, restricted stock or performance awards under both the Timber Group Plan and the Georgia-Pacific Group Plan in a manner which reflects their responsibilities. The Board believes that permitting incentive awards to be made to participants with respect to the class of common stock which reflects the performance of the Company's business in which the participants work will better serve the Company's interests.

  Several existing stock incentive plans which offer benefits in the form of, or based on the performance of, Georgia-Pacific common stock will be affected by the Letter Stock Proposal. The affected plans and management's intentions with respect to those plans upon the approval and implementation of the Letter Stock Proposal are discussed below.

EMPLOYEE STOCK PURCHASE PLANS

  At December 31, 1996, the Company had 952,000 shares of common stock reserved for issuance under the 1995 Employee Stock Purchase Plan ("Purchase Plan") at a subscription price of $73.84 per share. The subscription period for the Purchase Plan expired on September 15, 1995. A subscriber must purchase and pay for shares subscribed not later than September 30, 1997, but prior to the time that the subscriber's last contribution to the Purchase Plan is paid, the subscriber may obtain a refund of his/her payments plus interest at a rate of 6% per annum in lieu of stock. Approximately 7,300 subscribers remained in the Purchase Plan at December 31, 1996.

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

  The Company's 1997 Employee Stock Purchase Plan ("97 Plan") offers to employees a right to subscribe for Existing Common Stock at a subscription price of $78.09 per share representing 85% of the mean of the high and low prices of the Company's Existing Common Stock on September 2, 1997. The subscription period for the 97 Plan expires on November 14, 1997. A subscriber must purchase and pay for shares subscribed not later than November 30, 1999, but prior to the time that the subscriber's last contribution to the 97 Plan is paid, the subscriber may obtain a refund of his/her payments plus interest at a rate of 6% per annum in lieu of stock. If the Letter Stock Proposal is approved by the shareholders and implemented by the Board, the terms of the subscription agreements will be adjusted to allow employees, pursuant to the terms of the plan, to purchase at the same subscription price a package consisting of one share of Timber Stock and one share of Georgia-Pacific Group Stock for each share of Existing Common Stock for which they originally subscribed.

OUTSIDE DIRECTORS STOCK PLAN

  The Outside Directors Stock Plan ("Directors Plan") provides for the granting of Common Stock to nonemployee directors on a restricted basis. Each nonemployee director was granted 200 restricted shares of common stock in 1995 and 193 shares in 1996. Beginning in 1997, each outside director will be granted annually a number of shares equal to $40,000 divided by the mean between the high and low sales prices for the Company's common stock price on the date of issuance. The restrictions on the shares lapse at the time of death, retirement from the board, or disability.

  After the Letter Stock Proposal is approved and implemented, each share of restricted stock currently held will be redesignated as Georgia-Pacific Group Stock, and an equal number of shares of Timber Stock (subject to the same restrictions as the original restricted shares) will be added to the outstanding award. In addition, it is intended that each director's annual grant will consist of a number of shares of Timber Stock and of Georgia-Pacific Group Stock determined so that (i) a substantially equal number of shares of Timber Stock and Georgia-Pacific Group Stock will be granted for any year and (ii) the total market value of the shares granted in any year (based on the mean of the high and low prices of each stock on the date of grant) is $40,000 (subject to immaterial rounding differentials).

1990 LONG-TERM INCENTIVE PLAN

  The Company initially reserved 4,000,000 shares for issuance under the 1990 Long-Term Incentive Plan ("Incentive Plan"), which expired March 9, 1995. Restricted stock was awarded to employees at no cost, based on increases in average market value of the Company's common stock. At the time restricted shares were awarded, the market value of the stock was added to common stock and additional paid-in capital and was deducted from shareholders' equity (long-term incentive plan deferred compensation) in the Company's consolidated financial statements. Long-term incentive plan deferred compensation is amortized over the vesting (restriction) period, generally five years, with adjustments made quarterly for market price fluctuations. At the time awarded shares become vested, the Company will pay on behalf of each participant a cash bonus in the amount of the estimated income tax liability to be incurred by the participant as a result of the award and cash bonus. Shares totaling 1,155,000 were awarded under the Incentive Plan, of which 676,000 restricted shares remained outstanding as of December 31, 1996.

  Compensation expense allocated to the Timber Group was $1 million in 1996, $1 million in 1995, and $1 million in 1994 related to these incentive plans.

  Upon approval and implementation of the Letter Stock Proposal, each share of restricted stock currently held will be redesignated as Georgia-Pacific Group Stock, and an equal number of restricted shares of Timber

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

Stock will be added to the outstanding award. These shares will be distributed upon vesting under the terms of the plan. The tax gross-up provided in the plan will be calculated based on the aggregate market value of the two classes of shares distributed to an individual at such time.

EMPLOYEE STOCK OPTION PLANS

  The 1995 Shareholder Value Incentive Plan ("SVIP") provides for the granting of stock options having a term of either 5 1/2 or 10 years to officers and key employees. At December 31, 1996, the Company had 8,100,000 shares of common stock reserved for issue under the SVIP. Options having a term of 10 years become exercisable in 9 1/2 years unless certain performance targets tied to the Company's common stock performance are met, which would enable the holder to exercise such options after 3, 4, or 5 years from the grant date. Options having a term of 5 1/2 years may be exercised only if such performance targets are met in the third, fourth, or fifth year after such grant date. At the time options are exercised, the exercise price is payable in cash or by surrender of shares of common stock already owned by the optionee.

  The 1994 Employee Stock Option Plan ("1994 Option Plan") provided for the granting of stock options to certain nonofficer key employees. There also are options outstanding under the 1993 Employee Stock Option Plan ("1993 Option Plan").

  Except with respect to the SVIP and the 1994 Option Plan, holders of stock options are paid cash bonuses, payable upon exercise of an option, of an amount not to exceed the amount by which the market value of the common stock, as defined, exceeds the option price. In addition, holders of options granted under plans other than the SVIP and the 1994 Option Plan may surrender all or part of the related stock option in exchange for common stock with a fair market value equal to the amount by which the market value of the shares covered by the option exceeds the aggregate option exercise price.

  Except for the SVIP and the 1994 Option Plan (which are noncompensatory for financial reporting purposes), compensation resulting from stock options and cash bonuses was initially measured at the grant date based on the market value of the common stock, and adjustments are made quarterly for market price fluctuations. The Timber Group was allocated compensation expense related to the 1993 Option Plan and the 1984 Employee Stock Option Plan. Such amounts were not material.

  If the Letter Stock Proposal is approved by the shareholders and implemented by the Board, each outstanding stock option under the SVIP, 1994 Option Plan and 1993 Option Plan will be converted into separately-exercisable options to acquire a number of shares of Georgia-Pacific Group Stock and Timber Stock, each of which equals the number of shares of Existing Common Stock specified in the original option. The exercise price for the resulting Georgia-Pacific Group Stock options and Timber Stock options will be calculated by multiplying the exercise price under the original option from which they were converted by a fraction, the numerator of which is the average of the high and low price of Georgia-Pacific Group Stock or Timber Stock, as the case may be, on the first date such stocks are traded, regular way, on the New York Stock Exchange (respectively, the "Georgia-Pacific Group Stock Price" and the "Timber Stock Price") and the denominator of which is the sum of such Georgia-Pacific Group and Timber Stock Prices. These changes, as applied to the SVIP, are subject to shareholder approval of an amended and restated SVIP document reflecting the changes and of the Georgia-Pacific Group Plan and the Timber Plan. This is intended to ensure that the aggregate intrinsic value of the options will be preserved and the ratio of the exercise price per option to the market value per share will not be reduced. In addition, the vesting provisions and option periods of the original grants will remain the same when converted. Under the amended and restated SVIP, no further grants may be made under that plan.

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

  Additional information relating to the Company's existing employee stock option plans is as follows:

                                           YEAR ENDED DECEMBER 31
                          -----------------------------------------------------------
                                 1996                1995                1994
                          ------------------- ------------------- -------------------
                                     WEIGHTED            WEIGHTED            WEIGHTED
                                     AVERAGE             AVERAGE             AVERAGE
                                     EXERCISE            EXERCISE            EXERCISE
                           SHARES     PRICE    SHARES     PRICE    SHARES     PRICE
                          ---------  -------- ---------  -------- ---------  --------
Options outstanding at
 January 1............... 2,217,000   $75.61  1,646,000   $66.77  1,055,000   $55.91
Options granted.......... 2,150,500    72.63  1,223,200    80.50    937,000    75.00
Options
 exercised/surrendered...  (117,400)   57.15   (619,000)   61.63   (291,000)   52.69
Options cancelled........   (91,600)   75.45    (33,200)   77.64    (55,000)   73.23
                          ---------   ------  ---------   ------  ---------   ------
Options outstanding at
 December 31............. 4,158,500   $74.53  2,217,000   $75.61  1,646,000   $66.77
Options available for
 grant at December 31.... 4,811,000           6,895,000             111,000
                          ---------           ---------           ---------
    Total reserved
     shares.............. 8,969,500           9,112,000           1,757,000
                          =========           =========           =========
Options exercisable at
 December 31.............   869,000           1,012,000             757,000
Option prices per share:
  Granted................   $73-$77             $    81             $64-$75
  Exercised/surrendered..   $39-$75             $39-$75             $39-$66
  Cancelled..............   $39-$81             $39-$81             $39-$75

SHAREHOLDER RIGHTS PLAN

  The Company has a shareholder rights agreement (the "Original Rights Agreement") pursuant to which preferred stock purchase rights (the "Original Rights") are issued at the rate of one Right for each share of Existing Common Stock. The Original Rights expire on July 31, 1999, unless redeemed earlier or extended. The Original Rights are exercisable only if a person or group acquires 15% or more of the Company's Existing Common Stock or announces a tender offer for 30% or more of the common stock. In such event, each Original Right entitles the holder to buy, at an exercise price of $175, one one-hundredth of a newly issued share of Class A Junior Preferred Stock, of which 5 million shares were reserved at December 31, 1996. Due to the nature of its dividend, liquidation, and voting rights, the economic value of one one-hundredth of a share of Junior Preferred Stock should approximate the economic value of one share of common stock. In addition, if one of several specified events (generally involving self-dealing transactions by an acquirer of the Company's Existing Common Stock or a business combination involving the Company) occurs, each Original Right generally entitles the holder to buy, at an exercise price of $175 (subject to adjustments), shares of either the Company's Class A Junior Preferred Stock or the acquirer's common stock, in either case having a market value of twice the exercise price. If the Letter Stock Proposal is approved by the shareholders and implemented by the Board, the Original Rights Agreement will be amended and restated (the "Restated Rights Agreement") to, among other things, (i) reflect the new equity structure of the Company, (ii) reset the prices at which rights issued pursuant thereto may be exercised into units of Junior Preferred Stock, (iii) extend the expiration date of the rights issued pursuant thereto from July 31, 1999 to December 31, 2007, (iv) change the triggering percentage with respect to a tender or exchange offer from 30% to 15%, and (v) replace the Board's ability to redeem the rights issued pursuant thereto for $.01 per right with the ability to terminate the rights.

  If the Letter Stock Proposal is approved by the shareholders and implemented by the Board, as of the effective date of the Distribution, the Board will by resolution amend the Articles to (i) reduce the authorized number of shares of Series A Junior Preferred Stock to zero, (ii) designate a new series of Junior Preferred Stock as the Series B Junior Preferred Stock, (iii) designate another new series of Junior Preferred Stock as the Series C Junior Preferred Stock, (iv) redesignate each Original Right as a "Georgia-Pacific Group Right," which will

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP entitle the holders thereof to purchase shares of Series B Junior Preferred Stock under the conditions specified in the Restated Rights Agreement, and (v) issue one right with respect to each share of Timber Stock (a "Timber Right"), which will entitle the holders thereof to purchase shares of Series C Junior Preferred Stock under the conditions specified in the Restated Rights Agreement. The Georgia-Pacific Group Rights and the Timber Rights are herein collectively referred to as the "Rights."

  The Rights will expire on December 31, 2007, unless earlier redeemed by the Company or extended. The Rights would be exercisable only if a person or group acquires 15% or more of the total voting rights of the then outstanding shares of common stock or commences a tender offer that would result in such person or group beneficially owning 15% or more of the total voting rights of the then outstanding shares of common stock. The Original Rights Agreement provided that the triggering percentage with respect to a tender or exchange offer would be 30% of the outstanding voting rights. The Restated Rights Agreement would decrease this percentage from 30% to 15% in order to make the triggering percentages for acquisitions of stock generally and for tender or exchange offers the same. In such event, each Right would entitle the holder to purchase from the Company (i) in the case of a Georgia-Pacific Group Right, one one-hundredth of a share of Class B Junior Preferred Stock (a "Series B Unit") at a purchase price of $350 (the "Series B Unit Purchase Price"), subject to adjustment, of which 5 million shares will be reserved and (ii) in the case of a Timber Right, one one-hundredth of a share of Class C Junior Preferred Stock (a "Series C Unit") at a purchase price of $100 (the "Series C Unit Purchase Price"), subject to adjustment, of which 5 million shares will be reserved.

  Because of the nature of the dividend, liquidation and voting rights of each class of Junior Preferred Stock related to the Rights, the economic value of one Series B Unit and one Series C Unit should approximate the economic value of one share of Georgia-Pacific Group Stock and one share of Timber Stock, respectively. In addition, if one of several specified events (generally involving self-dealing transactions by an acquirer of the Company's common stock or a business combination involving the Company) occurs, each Georgia-Pacific Group Right and each Timber Right will entitle its holder to purchase, for the Series B Unit Purchase Price and the Series C Unit Purchase Price, respectively, a number of shares of common stock of such entity or purchaser with a market value equal to twice the applicable Purchase Price.

OTHER

  The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," in 1996. The Company has elected to continue to account for its stock-based compensation plans under APB Opinion No. 25 and disclose pro forma effects of the plans on net income and earnings per share as provided by SFAS No. 123. Accordingly, no compensation cost has been recognized for the SVIP plan or the Employee Stock Purchase Plan. Since the Timber Stock was not part of the capital structure of the Company for the periods presented, there were no stock options outstanding. Therefore, the pro forma effect of Timber Stock options on the accompanying historical combined financial statements is not presented.

9. COMMITMENTS AND CONTINGENCIES

  The Company is a party to various legal proceedings incidental to the businesses of the Georgia-Pacific Group and the Timber Group and is subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which it operates. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings involving environmental matters. Liability insurance in effect during the last several years provides only very limited coverage for environmental matters. The management of the Timber Group believes that the Company has established adequate reserves for probable losses with respect to such environmental matters and legal proceedings. However, holders of Timber

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

Stock will be shareholders of the Company and will continue to be subject to all of the risks associated with an investment in the Company, including the environmental matters and legal proceedings affecting the Georgia-Pacific Group discussed below.

COMMITMENTS AND CONTINGENCIES WITH RESPECT TO TIMBER GROUP

  The Timber Group is subject to various legal proceedings and claims that arise in the ordinary course of its business. Although the ultimate outcome of these matters and legal proceedings cannot be determined with certainty, based on presently available information, management of the Company believes that the final outcome of such matters and legal proceedings could be material to the operating results of the Timber Group in any given quarter or year, but will not have a material adverse effect on the long-term results of operations, liquidity, or financial position of the Timber Group.

COMMITMENTS AND CONTINGENCIES WITH RESPECT TO GEORGIA-PACIFIC GROUP

  The following sets forth legal proceedings to which the Company is a party and claims related to the operations of the Georgia-Pacific Group.

  The Company is involved in environmental remediation activities at approximately 200 sites, both owned by the Company and owned by others, where it has been notified that it is or may be a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act or similar state "superfund" laws. Of the known sites in which it is involved, the Georgia-Pacific Group estimates that approximately 31% are being investigated, approximately 43% are being remediated, and approximately 26% are being monitored (an activity which occurs after either site investigation or remediation has been completed). The ultimate costs to the Georgia-Pacific Group for the investigation, remediation, and monitoring of many of these sites cannot be predicted with certainty, due to the often unknown magnitude of the pollution or the necessary cleanup, the varying costs of alternative cleanup methods, the amount of time necessary to accomplish such cleanups, the evolving nature of cleanup technologies and government regulations, and the inability to determine the Georgia-Pacific Group's share of multiparty cleanups or the extent to which contribution will be available from other parties. The Georgia-Pacific Group has established reserves for environmental remediation costs for these sites in amounts which it believes are probable and reasonably estimable. Based on analysis of currently available information and previous experience with respect to the cleanup of hazardous substances, the Georgia-Pacific Group believes that it is reasonably possible that costs associated with these sites may exceed current reserves by amounts that may prove insignificant or that could range, in the aggregate, up to approximately $63 million. This estimate of the range of reasonably possible additional costs is less certain than the estimates upon which reserves are based, and in order to establish the upper limit of such range, assumptions least favorable to the Georgia-Pacific Group among the range of reasonably possible outcomes were used. In estimating both its current reserve for environmental remediation and the possible range of additional costs, the Georgia-Pacific Group has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known potentially responsible parties that may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, based generally on the parties' financial condition and probable contribution on a per site basis.

  The Company reached an agreement in August 1997 with the New York Department of Environmental Conservation concerning alleged disposal of PCB-contaminated wastes from the Georgia-Pacific Group's Plattsburgh, New York, facility into Cumberland Bay of Lake Champlain. The Company has agreed to pay $9 million to the State of New York in full settlement of its remediation obligations with respect to this site.

  The Company and many other companies are defendants in suits brought in various courts around the nation by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP products. These suits allege a variety of lung and other diseases based on alleged exposure to products previously manufactured by the Georgia-Pacific Group. In many cases, the plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure.

  The Company generally resolves asbestos cases by voluntary dismissal or settlement for amounts it considers reasonable given the facts and circumstances of each case. The amounts it has paid to defend and settle these cases to date have been substantially covered by product liability insurance. The Company currently is defending claims of approximately 58,000 such plaintiffs and anticipates that additional suits will be filed against it over the next several years. The Company has insurance available in amounts which it believes are adequate to cover substantially all of the reasonably foreseeable damages and settlement amounts arising out of claims and suits currently pending. The Company has further insurance coverage available for the disposition of suits that may be filed against it in the future, but there can be no assurance that the amounts of such insurance will be adequate to cover all future claims. The Georgia-Pacific Group has established reserves for liabilities and legal defense costs it believes are probable and reasonably estimable with respect to pending suits and claims and a receivable for expected insurance recoveries.

  The Company is defending an action in Alabama state court that seeks to recover damages on behalf of a class of all persons currently owning structures in the United States on which hardboard siding manufactured by the Georgia-Pacific Group after January 1, 1980 has been installed. The plaintiffs allege that this hardboard siding was inadequately designed and manufactured and, as a consequence, prematurely discolors and deteriorates. They also dispute the validity and availability of the warranty issued with the product. On July 24, 1997, the court preliminarily approved a proposed settlement of this case, authorized a program to provide notice to class members and set a date in January 1998 for a hearing on the fairness of the settlement. Accordingly, the settlement remains subject to final court approval. The settlement provides a procedure for resolving product warranty claims on certain of the Georgia-Pacific Group's hardboard siding products and for payment of $3 million in legal fees to plaintiffs' counsel, plus expenses not to exceed $200,000. In addition, plaintiffs' counsel will be entitled to additional fees based upon a percentage of claims paid by the Company. The Georgia-Pacific Group has previously established financial reserves it believes to be adequate to pay eligible claims and legal fees. However, the volume and timing of actual claims, or the number of potential claimants who choose not to participate in the settlement, could cause settlement costs to exceed established reserves. A similar case has been filed against the Company and another defendant in state court in Georgia seeking to certify a class of individuals whose mobile homes contain the Georgia-Pacific Group's hardboard siding. On July 8, 1997, a purported nationwide class action was filed against the Company in state court in Georgia making claims substantially similar to those alleged in the Alabama class action. The Georgia-Pacific Group believes the claims of the members of these purported class actions are encompassed within the settlement of the Alabama case and it will seek to have these cases dismissed.

  In May of 1997, the Company and nine other companies were named as defendants in a class action suit alleging that they engaged in a conspiracy to fix the prices of sanitary commercial paper products, such as towels and napkins, in violation of federal and state laws. Approximately 40 similar suits have been filed in Federal courts in California, Florida, Georgia and Wisconsin, and in the state courts of California and Tennessee. The Company and the other defendants have removed the California and Tennessee state court actions to federal court. However, plaintiffs have filed motions seeking to have these cases remanded to state court. On September 4, 1997, one of these California actions was remanded back to state court. In addition, the Company and the other defendants filed a petition with the Federal Judicial Panel on Multi-District Litigation asking the Panel to consolidate all of the federal court cases in one jurisdiction. On October 15, 1997, the Panel consolidated all federal court cases in the federal district court in Gainesville, Florida. This court will decide the outstanding motions to remand cases to state court in California and Tennessee. The Company has denied that it has engaged in any of the illegal conduct alleged in these cases and intends to defend itself vigorously.

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

  Although the ultimate outcome of these environmental matters and legal proceedings cannot be determined with certainty, based on presently available information, management believes that adequate reserves have been established by the Georgia-Pacific Group for probable losses with respect thereto. Management of the Company further believes that the ultimate outcome of such environmental matters and legal proceedings could be material to operating results of the Georgia-Pacific Group in any given quarter or year but will not have a material adverse effect on the long-term results of operations, liquidity, or financial position of the Georgia-Pacific Group.

10. RELATED-PARTY TRANSACTIONS

  For all periods in which combined statements of income of the Groups are presented, timber has been transferred from the Company's timberlands at prices intended to reflect fair market prices based on prices paid by independent purchasers and sellers for similar kinds of timber, the benefit of having controlled access to timber and the location and quality of such timber.

  The Timber Group and the Georgia-Pacific Group have negotiated an operating policy governing future sales of timber and wood fiber by the Timber Group to the Georgia-Pacific Group with an initial term of three years. Under this policy, the Georgia-Pacific Group will be required to purchase in the years 1998-2000, on a take-or-pay basis, 60% of the volume of timber and wood fiber harvested annually from the Timber Group's southern forests. In 1998, the Georgia-Pacific Group has a right of first refusal to purchase up to 90% of the Timber Group's total annual harvest from each forest (which amount must include the 60% take-or-pay amount described above). In 1999 and 2000, the volume subject to this right of first refusal will decrease to 80%, and the Georgia-Pacific Group must exercise its right not later than October 15th of the preceding year. All quantities of timber and wood fiber committed under the take-or-pay arrangement described above, and all quantities as to which the Georgia-Pacific Group exercises its right of first refusal for a particular year, will be sold at market prices determined quarterly. Such prices are intended to approximate prices negotiated between unaffiliated third parties in the open market and will be based upon (i) an average of the actual prices during the immediately preceding quarter received by the Timber Group for sales made by it to third parties, and prices paid by the Georgia-Pacific Group for purchases made by it from third parties, in the same forest region of timber and wood fiber of the same species, grade and size, and (ii) the benefit to the Georgia-Pacific Group of having access to a committed quantity of high quality timber and wood fiber in close proximity to its mills and plants.

  All quantities of timber and wood fiber harvested each year by the Timber Group and not committed to the Georgia-Pacific Group as described above may be sold by the Timber Group to any purchaser, including the Georgia-Pacific Group. In such case, the Georgia-Pacific Group may purchase such timber at negotiated prices or at prices determined in competitive bidding. Sales to the Georgia-Pacific Group and third parties will generally be made on a stumpage basis, except that sales in the Western region and of thinnings and selective harvests by the Timber Group may be made on a delivered basis.

  This policy is intended to ensure that the Georgia-Pacific Group will be able to purchase from the Timber Group specified amounts of timber and wood fiber, while ensuring that the Timber Group, beginning in 1999, will be able to sell at up to 20% of its annual harvest in the open market. This policy will remain in effect through 2000. If neither party gives written notice to the other of its desire to renegotiate or terminate the policy by October 15, 1998, the policy will automatically be extended through 2001 and thereafter will be extended for an additional year on each January 1 until any such notice of renegotiation or termination is received. As a result, the policy in effect has a two-year termination clause to allow both the Georgia-Pacific Group and the Timber Group time to find other sellers and purchasers, respectively, of timber and wood fiber.

  The Company is a 50% partner in a joint venture ("GA-MET") with Metropolitan Life Insurance Company ("Metropolitan"). GA-MET owns and operates the Company's main office building in Atlanta, Georgia. The

                   GEORGIA-PACIFIC CORPORATION--TIMBER GROUP

Company accounts for its investment in GA-MET under the equity method which is included in the Georgia-Pacific Group's financial statements.

  At December 31, 1996, GA-MET had an outstanding mortgage loan payable to Metropolitan in the amount of $153 million. The note bears interest at 9 1/2%, requires monthly payments of principal and interest through 2011, and is secured by the land and building owned by the joint venture. In the event of foreclosure, each partner has severally guaranteed payment of one-half of any shortfall of collateral value to the outstanding secured indebtedness. Based on the present market conditions and building occupancy, the likelihood of any obligation to the Georgia-Pacific Group or the Timber Group with respect to this guarantee is considered remote.

                                                                        ANNEX VI


                          GEORGIA-PACIFIC CORPORATION

                     1995 SHAREHOLDER VALUE INCENTIVE PLAN

             (AS AMENDED AND RESTATED EFFECTIVE DECEMBER   , 1997)

             ADOPTED BY THE BOARD OF DIRECTORS: SEPTEMBER 17, 1997

                APPROVED BY THE SHAREHOLDERS: DECEMBER   , 1997

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
 ARTICLE I   DEFINITIONS..................................................   1
             1.1  Board..................................................    1
             1.2  Cause..................................................    1
             1.3  Committee..............................................    1
             1.4  Corporation............................................    2
             1.5  Effective Date.........................................    2
             1.6  Employee...............................................    2
             1.7  Fair Market Value of the Stock.........................    2
             1.8  Grant Date.............................................    2
             1.9  Group Stock............................................    2
             1.10 Letter Stock Proposal..................................    2
             1.11 Option Agreement.......................................    2
             1.12 Option Grant...........................................    2
             1.13 Option Price...........................................    2
             1.14 Original Plan..........................................    3
             1.15 Participant............................................    3
             1.16 Peer Group Companies...................................    3
             1.17 Plan...................................................    3
             1.18 Plan Administrator.....................................    3
             1.19 Stock..................................................    3
             1.20 Subsidiary.............................................    3
             1.21 Timber Stock...........................................    3
             1.22 Term or Term of the Plan...............................    3
             1.23 Total Shareholder Return...............................    3
             1.24 Vesting Date...........................................    4
             1.25 Weighted Average Total Shareholder Return..............    4
 ARTICLE II  ELIGIBILITY..................................................   4
             2.1  Participants...........................................    4
 ARTICLE III INCENTIVE AWARDS.............................................   4
             3.1  Option Grants..........................................    4
             3.2  Special Discretionary Option Grants....................    5
             3.3  Normal and Accelerated Vesting of Option Grants........    5
             3.4  Special Vesting........................................    6
             3.5  Restrictions on Option Grants/Forfeitures..............    7
             3.6  No Bar to Corporate Restructuring......................    7
             3.7  Capital Readjustments/Option Grant Modifications.......    8
             3.8  Change of Control......................................    8
             3.9  Fractional Shares......................................    9
 ARTICLE IV  PLAN ADMINISTRATION..........................................   9
             4.1  Plan Administrator.....................................    9
             4.2  Delegation.............................................    9
 ARTICLE V   AMENDMENT AND TERMINATION....................................  10
             5.1  Amendment and Termination..............................   10

                                                                            PAGE
                                                                            ----
 ARTICLE VI  MISCELLANEOUS PROVISIONS......................................  10
             6.1  Non-Transferability/Designation of Beneficiary..........   10
             6.2  Continued Employment....................................   10
             6.3  Plan Unfunded...........................................   10
             6.4  Taxation................................................   10
             6.5  Retirement Plans and Welfare Benefit Plans..............   11
             6.6  Medium of Payment.......................................   11
             6.7  No Cash Bonuses or Surrender Rights.....................   11
             6.8  Option Agreements.......................................   11
             6.9  Governing Law...........................................   11
             6.10 Severability............................................   11
             6.11 Headings/Gender.........................................   11
 ARTICLE VII EFFECTIVE DATE/SHAREHOLDER APPROVAL...........................  11
             7.1  Effective Date..........................................   11
             7.2  Shareholder Approval....................................   11

                          GEORGIA-PACIFIC CORPORATION
                     1995 SHAREHOLDER VALUE INCENTIVE PLAN
             (AS AMENDED AND RESTATED EFFECTIVE DECEMBER   , 1997)

  By action of its Board of Directors and with the approval of its shareholders, Georgia-Pacific Corporation (the "Corporation") established the Georgia-Pacific Corporation 1995 Shareholder Value Incentive Plan (the "Original Plan"), effective as of April 1, 1995, the purpose of which is to attract and retain qualified and competent Employees, to enhance the growth and profitability of the Corporation and its Subsidiaries and to maximize shareholder value by providing Employees with the incentive of long-term rewards if they continue their employment and attain established performance objectives.

  On September 17, 1997, the Board of Directors of the Corporation (the "Board") adopted, subject to subsequent approval of the Corporation's shareholders, (i) a letter stock proposal pursuant to which two classes of common stock of the Corporation would be created by redesignating and converting each share of Georgia-Pacific Corporation Common Stock, par value $0.80 per share ("Stock"), into one share of Georgia-Pacific Corporation-Georgia-Pacific Group Common Stock ("Group Stock"), par value $0.80 per share and distributing to Group Stock shareholders one share of Georgia-Pacific Corporation-Timber Group Common Stock ("Timber Stock"), for each share of Group Stock (the "Letter Stock Proposal"); (ii) two new long-term incentive plans (the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long Term Incentive Plan and the Georgia-Pacific Corporation/Timber Group 1997 Long Term Incentive Plan; collectively the "Replacement Plans") to replace the Original Plan with respect to future incentive grants; and (iii) contingent upon the approval of the Corporation's shareholders of the Letter Stock Proposal and both of the Replacement Plans, this amendment and restatement of the Original Plan. The shareholders of the Corporation approved the Letter Stock Proposal,
the Replacement Plans and this Plan on December   , 1997, and consequently,
effective as of the Effective Date (as defined below) no further Option Grants may be made under this Plan, and administration of outstanding Option Grants shall be in accordance with this Plan on and after the Effective Date.

                                   ARTICLE I

                                  DEFINITIONS

  For purposes of this Plan, the following terms or phrases shall have the indicated meanings:

  1.1 Board.

  The Board of Directors of the Corporation.

  1.2 Cause.

  "Cause" shall mean any of the following: (i) the willful failure of a Participant to perform satisfactorily the duties consistent with his title and position reasonably required of him by the Board or supervising management (other than by reason of incapacity due to physical or mental illness); (ii) the commission by a Participant of a felony, or the perpetration by a Participant of a dishonest act or common law fraud against the Corporation or any of its Subsidiaries; or (iii) any other willful act or omission (including without limitation the violation of any corporate policy or regulation) which could reasonably be expected to expose the Corporation to civil liability under the law of the applicable jurisdiction or causes or may reasonably be expected to cause significant injury to the financial condition or business reputation of the Corporation or any of its Subsidiaries.

  1.3 Committee.

  The Compensation Committee of the Board of Directors of the Corporation, as constituted from time to time, or such subcommittee of that body as the Compensation Committee shall specify to act for the Compensation Committee with respect to this Plan. Each Member of the Committee shall be a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and shall be an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986 and the regulations promulgated thereunder, as amended from time to time. The Committee shall be composed of at least two (2) such directors.

  1.4 Corporation.

  Georgia-Pacific Corporation , a Georgia corporation, its successors and assigns.

  1.5 Effective Date.

  The Effective Date of this amendment and restatement of the Original Plan which shall be the effective date of the Letter Stock Proposal.

  1.6 Employee.

  A full-time, salaried employee of the Corporation (including, without limitation, any officer of the Corporation).

  1.7 Fair Market Value.

  On any date, the mean between the high and low sales prices of a share of Stock, Group Stock or Timber Stock on that date (or, if that date is not a trading day, the next preceding trading day) as reported in The Wall Street Journal "New York Stock Exchange--Composite Transactions", or as reported in any successor quotation system adopted prospectively for this purpose by the Committee, in its discretion. The Fair Market Value shall be rounded to the nearest whole cent (with 0.5 cent being rounded to the next higher whole cent).

  1.8 Grant Date.

  The date as of which an Option Grant is deemed to have been made, which shall be the effective date of the Option Grant as specified in the applicable Option Agreement.

  1.9 Group Stock.

  The class of the Corporation's Common Stock which is intended to reflect the business and operations of the manufacturing segment of the Corporation's business, par value of $0.80 per share, and which is designated "Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock".

  1.10 Letter Stock Proposal.

  The proposal, recommended by the Board on September 17, 1997, and approved
by the shareholders on December    , 1997, converting each share of Stock into
one share of Group Stock, and providing for a share dividend of one share of Timber Stock for each outstanding share of Group Stocks as further described in the introduction to this Plan and in the Corporation's Form S-4 filed with the Securities and Exchange Commission on September 17, 1997.

  1.11 Option Agreement.

  A written agreement specifying the terms and conditions of each Option Grant under this Plan, as described in Section 6.8.

  1.12 Option Grant.

  A non-qualified stock option to purchase a specified number of shares of Stock, Group Stock or Timber Stock at the Option Price, subject to the terms and conditions of this Plan and the governing Option Agreement.

  1.13 Option Price.

  The option price stated in the applicable Option Agreement.

  1.14 Original Plan.

  The Georgia-Pacific Corporation 1995 Shareholder Value Incentive Plan as originally effective April 1, 1995, as amended from time to time prior to the Effective Date.

  1.15 Participant.

  An Employee or former Employee who holds outstanding Option Grants.

  1.16 Peer Group Companies.

  The companies included in the Standard & Poors Paper and Forest Products Industry Index from time to time (but excluding the Corporation).

  1.17 Plan.

  The Georgia-Pacific Corporation 1995 Shareholder Value Incentive Plan as effective on and after the Effective Date and as described in this plan document.

  1.18 Plan Administrator.

  The person or entity having administrative authority under this Plan, as specified in Article IV.

  1.19 Stock.

  Georgia-Pacific Corporation Common Stock, par value ($0.80) per share, as constituted prior to the effective date of the Letter Stock Proposal.

  1.20 Subsidiary.

  Subsidiary shall mean any corporation (other than the Corporation) in any unbroken chain of corporations beginning with the Corporation if, at the time of reference, each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

  1.21 Timber Stock.

  The class of the Corporation's Common Stock which is intended to reflect the business and operations of the timber segment of the Corporation's business, par value of $0.80 per share, and which is designated "Georgia-Pacific Corporation--Timber Group Common Stock".

  1.22 Term or Term of the Plan.

  The period commencing on the effective date of the Original Plan and ending on the last date on which any Option Grant remains outstanding.

  1.23 Total Shareholder Return.

  For a given period and a given common stock, the number determined by the formula [(SB+SD)PE-100] /100, where (i) "SB" is the number of shares of the common stock (including fractional shares) that could be bought with an initial $100 investment at PB, or $100/PB; (ii) "SD" is the total number of shares of the common stock (including fractional shares) which could be purchased with the dividends (or allocated portion of a per share dividend) paid on SB shares of the common stock during the measurement period (and any additional shares or fractional shares allocated in accordance with this subsection (ii) with respect to dividends paid during the measurement period but prior to the dividend in question), determined in the case of each such dividend paid using the closing price of the common stock on the trading date coincident with or next preceding the date of payment of the dividend; (iii) "PB" is the closing price of the common stock on the last trading day before the first day of the measurement period; and (iv) "PE" is the closing price of the common stock on the last trading day of the measurement period; provided, however, that in determining Total Shareholder Return of the Stock for any period ending after the Effective Date, the following adjustments shall be made: (i) the sum of SB and SD shall be calculated through the day preceding the Effective Date using Stock; (ii) effective on the Effective Date, each share of Stock determined in (i) above shall automatically be converted to one share of Group Stock and one share of Timber Stock; (iii) from and after the Effective Date, the sum of SB and SD will be calculated separately with respect to each such class of the Corporation's common stock, and additions to SD for each such class of common stock will be based on the dividends declared on that class of common stock and the stock price for that class of common stock on the appropriate date;
(iv) at the end of a measurement period, the Total Shareholder Return for the Corporation's Stock used for purposes of comparison with Total Shareholder Return of the common stock of Peer Group Companies will be based on the sum of
(A) the product of the number of shares of Group Stock (SB + SD) accrued through the close of the measurement period in accordance with (ii) and (iii) above and PE determined for this class of common stock and (B) a corresponding product with respect to the number of shares of Timber Stock. In calculating the Total Shareholder Return for a given common stock, the Plan Administrator will apply the principles of Section 3.7 (except for the provision in the last sentence of that section) as if that section applied to the Common Stock.

  1.24 Vesting Date.

  The date upon which an Option Grant under this Plan first becomes exercisable in accordance with the provisions of Sections 3.3 or 3.4.

  1.25 Weighted Average Total Shareholder Return.

  For any given measurement period, the average of the Total Shareholder Returns for a named group of corporations with the return of each such corporation weighted on the basis of its market capitalization at the beginning of the measurement period.

                                  ARTICLE II

                                  ELIGIBILITY

  2.1 Participants.

  The only participants in this Plan are those Employees or former Employees who had received Option Grants of Stock under the Original Plan which were outstanding on the Effective Date and which will continue to be administered under the terms of this Plan on and after the Effective Date.

                                  ARTICLE III

                               INCENTIVE AWARDS

  3.1 Option Grants.

  Outstanding Option Grants of Stock held by Participants on the Effective Date shall be converted into two separate Option Grants (each independently exercisable), one to purchase shares of Group Stock ("Group Stock Option") and the other to purchase shares of Timber Stock ("Timber Stock Option"), in each case for a number of shares equal to the number of shares of Stock specified in such original Option Grant. The Grant Date for each such Group Stock Option and Timber Stock Option will be the original Grant Date for the Option Grant from which it was converted. The Option Price for each Group Stock Option and each Timber Stock Option shall be determined by using the average of the high and low price for Timber Stock (the "Timber Stock Price") and Group Stock (the "Group Stock Price") on the first date such stocks are traded, regular way, on the New York Stock Exchange. The Option Price of each Group Stock Option will be calculated by multiplying the Option Price under the original Option Grant from which it was derived by a fraction, the numerator of which is the Group Stock Price and the denominator of which is the sum of the Group Stock Price and the Timber Stock

Price. The Option Price of each Timber Stock Option will be calculated by multiplying the Option Price under the original Option Grant from which it was derived by a fraction, the numerator of which is the Timber Stock Price and the denominator of which is the sum of the Group Stock Price and the Timber Stock Price. Except as provided in Section 3.7 and in this Section 3.1, the Option Price for an Option Grant may not be modified after the Grant Date. Each such Option Grant shall be subject to the provisions of this Plan and the Option Agreement approved by the Committee pursuant to Section 6.8 governing that Option Grant. New Option Agreements for each Group Stock Option and Timber Stock Option (containing the same provisions as the Option Agreements with respect to the corresponding original Option Grant, modified to the extent necessary to reflect the provisions of this Plan) will be issued to each Participant as of the Effective Date, and the original Option Grants of Stock will be cancelled as of that date. At no time during the Term of the Plan may the aggregate of Option Grants outstanding and the number of shares of Stock issued upon exercise of Option Grants under this Plan exceed 4,600,000 shares of Group Stock and 4,600,000 shares of Timber Stock (subject to adjustment in accordance with Section 3.7). Option Grants remain "outstanding" for purposes of this Section 3.1 until forfeited under Section
3.5 or, to the extent not exercised, for a period of 10 years from the Grant Date. Shares issued pursuant to the exercise of a vested Option Grant under this Plan may be authorized but unissued shares of Group Stock or Timber Stock, as the case may be, or treasury Group Stock or Timber Stock.

  3.2 Special Discretionary Option Grants.

  Option Grants of Stock made under Section 3.2A of the Original Plan ("Discretionary Grants") will be treated in all respects like other Option Grants, except as otherwise explicitly provided in this Plan and in the applicable Option Agreements. Timber Stock Options and Group Stock Options derived from a Discretionary Grant under the Original Plan will also be considered Discretionary Grants for purposes of this Plan.

  3.3 Normal and Accelerated Vesting of Option Grants.

  No Option Grant may be exercised prior to its Vesting Date, but on and after its Vesting Date, an Option Grant may be exercised in accordance with (and to the extent permitted under) the terms of this Plan and the applicable Option Agreement. Option Grants (other than Discretionary Grants) will vest without regard to performance standards stated in this Section 3.3 on the 183rd day following the 9th anniversary of the Grant Date. Discretionary Grants will vest only in accordance with the accelerated performance-based vesting provisions of this Section 3.3. Option Grants are subject to accelerated performance-based vesting in accordance with any of the following rules:

    (a) An Option Grant will vest on the 3rd anniversary of the Grant Date if the Corporation's Total Shareholder Return for the immediately preceding 3 full fiscal years exceeds the Weighted Average Total Shareholder Return of all Peer Group Companies for the same period.

    (b) An Option Grant will vest on the 4th anniversary of the Grant Date if the Corporation's Total Shareholder Return for the immediately preceding 4 full fiscal years exceeds the Weighted Average Total Shareholder Return of all Peer Group Companies for the same period.

    (c) An Option Grant will vest on the 5th anniversary of the Grant Date if the Corporation's Total Shareholder Return for the immediately preceding 5 full fiscal years exceeds the Weighted Average Total Shareholder Return of all Peer Group Companies for the same period.

Vesting under subsections (a), (b) and (c) shall be conditioned upon the Committee's written certification that the performance vesting standards of this Section 3.3 have been met. Vesting of Option Grants under this Section
3.3 is subject in all cases to the restrictions/forfeiture rules in Section
3.5. Option Grants vesting pursuant to this Section 3.3 may be exercised at any time on or after the Vesting Date and prior to (in the case of Option Grants under Sections 3.1 and 3.2) the 10th anniversary of the Grant Date (not inclusive) or (in the case of Discretionary Grants) the date which is 183 days following the fifth anniversary of the Option Grant (not inclusive), provided that if a Participant's employment with the Corporation and its Subsidiaries terminates for any reason other than retirement (as defined in Section 3.4(b)(i)) or death or disability (as defined in Section 3.4(b)(iii)) after the Vesting Date of an Option Grant and before that Option Grant has expired, the vested Option Grant may be exercised only during the 90-day period following the Participant's date of termination or, if shorter, during the remaining period before the Option Grant expires. If a Participant's employment with the Corporation and its Subsidiaries terminates for any reason (other than retirement (as defined in Section 3.4(b)(i)) or death or disability (as defined in Section 3.4(b)(iii)) prior to the Vesting Date of an Option Grant, the Option Grant will terminate as of the Participant's termination date, and the Participant will have no further rights under that Option Grant.

  3.4 Special Vesting.

    (a) Notwithstanding anything in Sections 3.3 or 3.5 to the contrary, the performance-based vesting provisions of subsections (a), (b) and (c) of
  Section 3.3 shall operate to vest any then-outstanding Option Grants (other than Discretionary Grants) held by Participants who retire (as defined in
  Section 3.4(b)(i)), die or become disabled (as defined in Section 3.4(b)(iii)) prior to the Vesting Dates of such Option Grants even if such vesting occurs after the termination of their employment with the Corporation and its Subsidiaries.

    (b) Notwithstanding anything in Sections 3.3 or 3.5 to the contrary, if an Option Grant (other than a Discretionary Grant) is not vested pursuant to the performance-based vesting standards of subsections (a), (b) and (c) of Section 3.3 or another provision of this Plan, it will vest in the circumstances and on the date specified in paragraphs (i) through (iii) below to the extent permitted by the schedule set forth in Section 3.4(c):

      (i) If a Participant terminates employment with the Corporation and its Subsidiaries after attaining age 65 or age 55 and 10 years of service for vesting purposes under the Georgia-Pacific Corporation Savings and Capital Growth Plan (other than a termination for Cause), on the later of his/her retirement date or the 5th anniversary of the Grant Date;

      (ii) If the Participant dies, on the later of his/her date of death or the 5th anniversary of the Grant Date; or

      (iii) If the Participant becomes totally disabled as defined under the Georgia-Pacific Corporation Salaried Long-Term Disability Plan (whether or not the Participant actually participates in that plan), as determined by the Plan Administrator in its sole discretion, on the later of his/her date of termination of employment with the Corporation and its Subsidiaries because of such disability or the 5th anniversary of the Grant Date.

    (c) A Participant who is entitled to special vesting in accordance with
  Section 3.4(b) above will vest in his/her outstanding Option Grants as of the applicable date specified in Section 3.4(b) to the extent indicated in paragraphs (i) through (vi) below:

      (i) If special vesting described in Section 3.4(b)(i) through (iii) occurs prior to the 5th anniversary of the Grant Date of an outstanding Option Grant that has not otherwise vested, 50% of that Option Grant will vest and 50% will be forfeited.

      (ii) If special vesting described in Section 3.4(b)(i) through (iii) occurs on or after the 5th anniversary, but prior to the 6th anniversary, of the Grant Date of an outstanding Option Grant that has not otherwise vested, 60% of that Option Grant will vest and 40% will be forfeited.

      (iii) If special vesting described in Section 3.4(b)(i) through (iii) occurs on or after the 6th anniversary, but prior to the 7th anniversary, of the Grant Date of an outstanding Option Grant that has not otherwise vested, 70% of that Option Grant will vest and 30% will be forfeited.

      (iv) If special vesting described in Section 3.4(b)(i) through (iii) occurs on or after the 7th anniversary, but prior to the 8th anniversary, of the Grant Date of an outstanding Option Grant that has not otherwise vested, 80% of that Option Grant will vest and 20% will be forfeited.

      (v) If special vesting described in Section 3.4(b)(i) through (iii) occurs on or after the 8th anniversary, but prior to the 9th anniversary, of the Grant Date of an outstanding Option Grant that has not otherwise vested, 90% of that Option Grant will vest and 10% will be forfeited.

      (vi) If special vesting described in Section 3.4(b)(i) through (iii) occurs on or after the 9th anniversary of the Grant Date of an outstanding Option Grant that has not otherwise vested, 100% of that Option Grant will vest.

    (c) The special vesting dates specified in this Section 3.4 shall be considered Vesting Dates for purposes of this Plan.

    (d) Option Grants vesting pursuant to Section 3.4(a) may be exercised at any time on or after the Vesting Date and prior to the 10th anniversary of the applicable Grant Date (not inclusive). Option Grants vesting pursuant to Section 3.4(b) may be exercised at any time on or after the Vesting Date and prior to the 183rd day following the Vesting Date (not inclusive) or, if earlier, prior to the 10th anniversary of the applicable Grant Date (not inclusive).

  3.5 Restrictions on Option Grants /Forfeitures.

  Option Grants under this Plan will be subject to the following restrictions and forfeiture rules:

    (a) Subject to Section 3.4, if a Participant's employment with the Corporation is terminated for any reason prior to the Vesting Date for an Option Grant, the Participant shall forfeit all rights with respect to that Option Grant, and the Option Agreement governing that Option Grant shall be null, void and of no effect as of the date of his/her employment terminates.

    (b) An Option Grant shall be nontransferable and may not be sold, hypothecated or otherwise assigned or conveyed by a Participant to any party; provided that in the event of the incapacity (as determined by the Plan Administrator) or death of the Participant (but subject to Section 6.1), his/her attorney-in-fact pursuant to a valid power of attorney giving general or specific authority to make elections with respect to outstanding Option Grants, his/her court-appointed guardian or the custodian of his/her affairs or the executor or administrator of his/her estate (as the case may be) may exercise any rights with respect to any vested Option Grant that the Participant could have exercised if he/she were still alive or not incapacitated. No assignment or transfer of any Option Grant or the rights represented thereby, whether voluntary, involuntary, or by operation of law or otherwise, except by will or the laws of descent and distribution, shall vest in the assignee or transferee any interest or right herein whatsoever, and immediately upon any attempt to assign or transfer this Option Grant, this Option Grant shall terminate and be of no force or effect.

    (c) A Participant shall have no rights as a stockholder with respect to outstanding Option Grants until the date of the issuance or transfer of the shares to him and only after such shares are fully paid. No adjustment shall be made for dividends or other rights for which the record date is prior to the date of such issuance or transfer.

    (d) To the extent that a vested Option Grant is not exercised during the period provided for its exercise under this Plan and the related Option Agreement, the Participant shall forfeit all rights with respect to that Option Grant and the Option Agreement shall expire as of the close of the last day of the prescribed exercise period.

    (e) Notwithstanding anything in this Plan to the contrary, if a Participant is terminated for Cause, all of such Participant's outstanding Option Grants under this Plan for which the Vesting Date has occurred on or prior to his/her date of termination shall terminate as of such date of termination unless and to the extent that the Committee determines (after taking into account the provisions of Section 6.9) that such forfeiture in a given case would violate applicable law.

  3.6 No Bar to Corporate Restructuring.

  The existence of this Plan or outstanding Option Grants under this Plan shall not affect in any way the right or power of the Corporation or its stockholders to make or authorize any and all adjustments, recapitalizations, reorganizations or other changes in the Corporation's capital structure or its business, or any merger or consolidation of the Corporation, or any issue of bonds, debentures, preferred or preference stocks ahead of or affecting the Stock or the rights thereof, or the dissolution or liquidation of the Corporation, or any sale or transfer of all or part of its assets or business or any other corporate act or proceeding, whether of a similar character or otherwise. Any shares of stock accruing to outstanding Option Grants as a result of any adjustment under Section 3.7 will be subject to the same restrictions (and have the same Vesting Date) as the shares to which they accrue.

  3.7 Capital Readjustments/Option Grant Modifications.

  On and after the Effective Date, Option Grants outstanding under this Plan will be in respect of shares of Group Stock or Timber Stock as constituted on the Effective Date. Each such Option Grant will be derived from an Option Grant for Stock as constituted on the applicable Grant Date under the Original Plan in accordance with Section 3.1. In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split, or extraordinary distribution with respect to the Group Stock or Timber Stock or other change in corporate structure affecting the Group Stock or the Timber Stock, the Plan Administrator shall have the authority to make such substitution or adjustments in the aggregate number and kind of shares reserved for issuance under the Plan, in the maximum number of shares which may be granted in any calendar year and in the number, kind and Option Price of shares subject to outstanding Option Grants and/or such other equitable substitution or adjustments as it may determine in its sole discretion to be appropriate to ensure that all Participants are treated equitably as a result of any such event; provided, however, that the number of shares subject to any Option Grant shall always be a whole number.

  3.8 Change of Control.

  Notwithstanding any other provision of this Plan to the contrary, in the event of a Change of Control of the Corporation (as defined in this Section 3.8), all outstanding Option Grants which are not yet vested shall vest as of the effective date of such Change of Control if the Total Shareholder Return of the Corporation for at least one of the 3-year, 4-year or 5-year periods ending on the effective date of the Change of Control exceeds the Weighted Average Total Shareholder Return of all Peer Group Companies for the same period. Option Grants vested pursuant to this Section 3.8 may be exercised at any time from and after the effective date of the Change of Control (which shall be considered the applicable Vesting Date) and prior to the 10th anniversary of the Grant Date. For the purposes of this Plan, a "Change of Control" shall mean:

    (a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the combined voting power of the then outstanding voting securities of the Corporation entitled to vote generally in the election of directors (the "Outstanding Voting Securities"); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change of Control: (i) any acquisition by a Person who on the effective date of the Original Plan was the beneficial owner of 20% or more of the Outstanding Voting Securities, (ii) any acquisition directly from the Corporation, including without limitation a public offering of securities, (iii) any acquisition by the Corporation, (iv) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any of its Subsidiaries or (v) any acquisition by any corporation pursuant to a transaction which complies with clauses (i),
  (ii), and (iii) of subsection (c) of this Section 3.8; or

    (b) Individuals who, as of the effective date of the Original Plan, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the effective date of the Original Plan whose election, or nomination for election, by the Corporation's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board or actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

    (c) Consummation of a reorganization, merger or consolidation to which the Corporation is a party or sale or other disposition of all or substantially all of the assets of the Corporation (a "Business Combination"), in each case, unless, following such Business Combination,
  (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Corporation or all or substantially all of the Corporation's assets either directly or through one or more subsidiaries) (the "Successor Entity") in substantially the same proportions as their ownership, immediately prior to such Business Combination, of Outstanding Voting Securities and (ii) no Person (excluding any Successor Entity or any employee benefit plan, or related trust, of the Corporation or such Successor Entity) beneficially owns, directly or indirectly, 20% or more of, respectively, the combined voting power of the then outstanding voting securities of the Successor Entity, except to the extent that such ownership existed prior to the Business Combination and
  (iii) at least a majority of the members of the board of directors of the Successor Entity were members of the Incumbent Board (including persons deemed to be members of the Incumbent Board by reason of the proviso to subsection (c) of this Section 3.8) at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

    (d) Approval by the shareholders of the Corporation of a complete liquidation or dissolution of the Corporation.

  3.9 Fractional Shares.

  Notwithstanding anything in this Plan to the contrary, Option Grants shall always be in whole numbers of shares. In the event any adjustment to an Option Grant pursuant to this Plan would otherwise result in the creation of a fractional share interest, the affected Option Grant shall be rounded to the nearest whole share (with 0.5 share rounded to the next higher whole number).

                                  ARTICLE IV

                              PLAN ADMINISTRATION

  4.1 Plan Administrator.

  The Plan will be administered by the Committee. Decisions and determinations by the Committee shall be final and binding upon all parties, including the Corporation, shareholders, Participants and other employees. The Committee shall have the authority to administer the Plan, make all determinations with respect to the construction and application of the Plan and the Board resolutions establishing the Plan, adopt and revise rules and regulations relating to the Plan and make any other determinations which it believes necessary or advisable for the administration of the Plan. No member of the Committee shall be liable to any person for any action taken or omitted in connection with the interpretation and administration of this Plan unless attributable to the member's own willful misconduct or lack of good faith. Where specified in this Plan, Plan Administrator actions will be subject to approval of the shareholders of the Corporation.

  4.2 Delegation.

  The Committee is expressly authorized to appoint one or more individuals, who need not be members of the Committee, or entities to administer the Plan and to make all determinations with respect to the construction and application of the Plan, and otherwise exercise all powers vested in the Committee under the Plan. Such agents shall serve at the pleasure of the Committee. The decisions of any such agents taken within the scope of his/her authority will have the same effect as decisions by the Committee. Notwithstanding anything in this Section 4.2 to the contrary, the Committee may not delegate its authority to adjust Option Grants under this Plan.

                                   ARTICLE V

                           AMENDMENT AND TERMINATION

  5.1 Amendment and Termination.

  The Board expressly reserves the right to amend or terminate the Plan at any time, provided, however, that no amendment or termination may modify the terms and conditions of any Option Grant made to a Participant prior to the adoption of any such amendment or termination or of the related Option Agreement (except as may be required by law or permitted under Section 3.7) without the written approval of the affected Participant(s). Notwithstanding the foregoing, no amendment may, without the approval of the Shareholders of the
Corporation:

    (a) Increase the maximum number of shares of Stock, Group Stock or Timber Stock authorized for aggregate outstanding and individual Option Grants under Section 3.1 (increases pursuant to Section 3.7 will not be considered amendments for purposes of this Section);

    (b) Extend the Term of this Plan;

    (c) Amend the provisions of this Section 5.1; or

    (d) Modify or permit modification of the Option Price for any outstanding Option Grant made pursuant to this Plan (modifications of the Option Price pursuant to Section 3.7 will not be considered amendments for purposes of this Section).

                                  ARTICLE VI

                           MISCELLANEOUS PROVISIONS

  6.1 Non-Transferability/Designation of Beneficiary.

    (a) Except as provided in subparagraph (b), a Participant may not either voluntarily or involuntarily assign, anticipate, alienate, commute, pledge or encumber any Option Grant which he/she may hold under the Plan, nor may the same be subject to attachment or garnishment by any creditor of a Participant.

    (b) Notwithstanding anything in subsection (a) to the contrary, a Participant may designate a person or persons to receive, in the event of his death, any rights to which he would be entitled under the Plan. Such a designation shall be made in writing, and filed with the Corporation. A beneficiary designation may be changed or revoked by a Participant at any time by filing a written statement of such change or revocation with the Corporation. If a Participant fails to designate a beneficiary, then
  Section 3.5(b) will apply.

  6.2 Continued Employment.

  Neither participation in this Plan nor any Option Agreement shall constitute an agreement (1) of the Participant to remain in the employ of and to render his/her services to the Corporation or a Subsidiary or (2) of the Corporation or a Subsidiary to continue to employ such Participant, and the Corporation may terminate a Participant at any time with or without cause.

  6.3 Plan Unfunded.

  The compensation provided pursuant to this Plan (if any) shall be provided solely from the general assets of the Corporation. No trust or other funding device providing for the identification or segregation of assets to fund this Plan has been established, nor is it the Corporation's intention to do so. Each Participant shall be a general and unsecured creditor of the Corporation with respect to any interest he/she may have under this Plan.

  6.4 Taxation.

  This Plan may give rise to compensation subject to federal and state tax withholding (including, without limitation, FICA withholding) in the calendar year in which vested Option Grants are exercised, and such withholding taxes shall be the responsibility of the Participant exercising the options.

  6.5 Retirement Plans and Welfare Benefit Plans.

  Except as otherwise specified in this Plan and the plan in question, the value of compensation under this Plan will not be included as "compensation" for purposes of the Corporation's retirement plans (both qualified and non-qualified) or welfare benefit plans.

  6.6 Medium of Payment.

  The Committee, in its discretion, may specify in the Option Agreements that the Option Price shall be payable upon the exercise of the Option Grant either
(i) in United States dollars in cash or by certified check, bank draft or postal or express money order payable to the order of the Corporation, or (ii) in shares of Group Stock and/or Timber Stock Stock having at the time the Option Grant is exercised a Fair Market Value equal to the purchase price of the shares acquired pursuant to the exercise of the Option Grant, or (iii) a combination thereof.

  6.7 No Cash Bonuses or Surrender Rights.

  No cash bonuses may be granted with respect to an Option Grant under this Plan, and no Option Grant or Option Agreement may provide that in lieu of the exercise of the Option Grant, or any portion thereof, the Participant may surrender his/her Option Grant, or any portion thereof, to the Corporation.

  6.8 Option Agreements.

  Option Grants made pursuant to the Plan shall be evidenced by Option Agreements in such form as the Committee shall, from time to time, approve, provided that such agreements shall comply with, reflect and be subject to the terms of this Plan.

  6.9 Governing Law.

  The Plan shall be construed and its provisions enforced and administered in accordance with the laws of the State of Georgia and, where applicable, federal law.

  6.10 Severability.

  If any provision of this Plan should be held illegal or invalid for any reason, such determination shall not affect the provisions of this Plan, but instead the Plan shall be construed as if such provisions had never been included herein.

  6.11 Headings/Gender.

  Headings contained in this Plan are for convenience only and shall in no event be construed as part of this Plan. Any reference to the masculine, feminine or neuter gender shall be a reference to other genders as appropriate.

                                  ARTICLE VII

                      EFFECTIVE DATE/SHAREHOLDER APPROVAL

  7.1 Effective Date.

  This Plan shall become effective on the Effective Date as defined in Section 1.5.

  7.2 Shareholder Approval.

  This Plan is subject to the approval of the Corporation's shareholders on or prior to September 17, 1998, and has in fact been approved by affirmative votes of the holders of a majority of the securities of the Corporation present or represented by proxy and entitled to vote at a meeting duly held in accordance with the applicable corporate law of the State of Georgia and the
By-Laws of the Corporation on December   , 1997.

                                                                       ANNEX VII

                        GEORGIA-PACIFIC CORPORATION
                             GEORGIA-PACIFIC GROUP

                         1997 LONG-TERM INCENTIVE PLAN

             ADOPTED BY THE BOARD OF DIRECTORS, SEPTEMBER 17, 1997

                APPROVED BY THE SHAREHOLDERS, DECEMBER   , 1997

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
 1.  ADOPTION AND PURPOSE................................................   1
 2.  DEFINITIONS.........................................................   1
     (a) Award..........................................................    1
     (b) Award Agreement................................................    1
     (c) Board..........................................................    1
     (d) Cause..........................................................    1
     (e) Change of Control..............................................    1
     (f) Code...........................................................    1
     (g) Committee......................................................    2
     (h) Common Stock...................................................    2
     (i) Company........................................................    2
     (j) Effective Date.................................................    2
     (k) Employee.......................................................    2
     (l) Exchange Act...................................................    2
     (m) Fair Market Value..............................................    2
     (n) Incentive Stock Option.........................................    2
     (o) Non-Qualified Stock Option.....................................    2
     (p) Option.........................................................    2
     (q) Participant....................................................    2
     (r) Performance Goals..............................................    3
     (s) Performance Award..............................................    3
     (t) Performance Period.............................................    3
     (u) Plan...........................................................    3
     (v) Plan Year......................................................    3
     (w) Restricted Shares..............................................    3
     (x) Restriction Period.............................................    3
     (y) Subsidiary.....................................................    3
 3.  ELIGIBILITY.........................................................   3
 4.  STOCK SUBJECT TO THE PROVISIONS OF THIS PLAN; LIMITATIONS...........   3
     (a) Applicable Stock...............................................    3
     (b) Plan Limitations...............................................    4
     (c) Individual Limitations.........................................    4
     (d) Calculation Procedures.........................................    4
 5.  AWARDS UNDER THIS PLAN..............................................   4
     (a) Stock Options..................................................    4
     (b) Performance Awards.............................................    4
         (i)Administration..............................................    4
         (ii)Payment of Award...........................................    5
         (iii)Further Restriction Period................................    5
     (c) Restricted Shares..............................................    5
         (i)Issuance of Stock Certificates..............................    5
         (ii)Status of Restricted Shares................................    5
         (iii)Participant Rights With Respect to Issued Restricted
         Shares.........................................................    6


                                     VII-i

                                                                          PAGE
                                                                          ----
 6.  OTHER TERMS AND CONDITIONS..........................................   6
     (a) Assignability; Designation of Beneficiaries....................    6
         (i) Prohibition on Transfer....................................    6
         (ii) Designation of Beneficiaries..............................    6
     (b) Award Agreement................................................    7
     (c) Rights as a Shareholder........................................    7
     (d) No Obligation to Exercise......................................    7
     (e) Payments by Participants.......................................    7
     (f) Tax Withholding................................................    7
     (g) Restrictions on Exercise.......................................    7
     (h) Surrender of Options...........................................    8
     (i) Requirements of Law............................................    8
     (j) Non-Exclusivity of the Plan....................................    8
     (k) Unfunded Plan..................................................    8
     (l) Legends........................................................    8
     (m) Company's Retirement and Welfare Plans.........................    8
     (n) Forfeitures....................................................    9
         (i) Violations of Company Policies.............................    9
         (ii) For Cause Termination.....................................    9
     (o) Requirement of Employment......................................    9
     (p) Code Section 162(m)............................................    9
 7.  PLAN ADMINISTRATION.................................................   9
     (a) Committee as Plan Administrator................................    9
     (b) Delegation.....................................................    9
     (c) Determinations Final...........................................   10
 8.  AMENDMENTS AND TERMINATION..........................................  10
     (a) Authority to Amend or Terminate................................   10
     (b) Limitations....................................................   10
 9.  CORPORATE RESTRUCTURING.............................................  10
     (a) No Bar to Corporate Restructuring..............................   10
     (b) Capital Readjustments/Award Modifications......................   10
 10. NO RIGHT TO EMPLOYMENT..............................................  10
 11. CHANGE OF CONTROL...................................................  11
     (a) Special Rights Upon Change of Control..........................   11
         (i)Lapse of Restrictions; Acceleration of Exercise and/or
         Vesting........................................................   11
         (ii)Election of Cash or Stock Distribution.....................   11
         (iii)Extended Exercise Period..................................   11
         (iv)Awards Non-Cancellable.....................................   11
     (b) Definition of "Change of Control"..............................   12
         (i)Acquisition of Stock........................................   12
         (ii)Change in Board Membership.................................   12
         (iii)Shareholder-Approved Reorganization, Merger or
         Consolidation..................................................   12
         (iv)Liquidation or Dissolution.................................   12
 12. GOVERNING LAW.......................................................  13
 13. CAPTIONS............................................................  13
 14. RESERVATION OF SHARES...............................................  13
 15. SAVINGS CLAUSE......................................................  13
 16. EFFECTIVE DATE AND TERM.............................................  13

                                     VII-ii

                         GEORGIA-PACIFIC CORPORATION/
                             GEORGIA-PACIFIC GROUP
                         1997 LONG-TERM INCENTIVE PLAN

1. ADOPTION AND PURPOSE

  Georgia-Pacific Corporation (the "Company") hereby adopts this Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long-Term Incentive Plan, which was approved by its Board of Directors on September 17, 1997, subject to further approval by the Company's shareholders (the "Plan"). The purposes of the Plan are to promote the interests of the Company and its stockholders by
(a) attracting and retaining exceptional executive personnel and other key employees for the Company and its Subsidiaries (as defined below), (b) motivating such employees by means of performance-related incentives to achieve long-range performance goals and (c) enabling such employees to participate in the long-term growth and financial success of the Company.

2. DEFINITIONS

  The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

    (a) Award

    "Award" means, individually or collectively, a grant under this Plan of Options, Restricted Shares and/or a Performance Award. The issuance of Options, Restricted Shares and/or shares of unrestricted Common Stock pursuant to a Performance Award or taking any other action mandated under the terms and conditions of an Award shall not be a new Award under this Plan.

    (b) Award Agreement

    "Award Agreement" means a written agreement entered into between the Company and a Participant setting forth the terms and conditions of an Award made to such Participant under this Plan, in the form prescribed by the Committee.

    (c) Board

    "Board" means the Board of Directors of the Company.

    (d) Cause

    "Cause" shall mean any of the following: (i) the willful failure of a Participant to perform satisfactorily the duties consistent with his title and position reasonably required of him by the Board or supervising management (other than by reason of incapacity due to physical or mental illness); (ii) the commission by a Participant of a felony, or the perpetration by a Participant of a dishonest act or common law fraud against the Company or any of its Subsidiaries; or (iii) any other willful act or omission (including without limitation the deliberate and willful violation of any corporate policy or regulation) which could reasonably be expected to expose the Company to civil liability under the law of the applicable jurisdiction or causes or may reasonably be expected to cause significant injury to the financial condition or business reputation of the Company or any of its Subsidiaries.

    (e) Change of Control

    "Change of Control" shall have the meaning specified in Section 11(b).

    (f) Code

    "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

                                     VII-1

    (g) Committee

    "Committee" means the Compensation Committee of the Board of Directors of the Company, as constituted from time to time, or such subcommittee of that body as the Compensation Committee shall specify to act for the Compensation Committee with respect to this Plan. Each member of the Committee shall be a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act and shall be an "outside director" within the meaning of Section 162(m) of the Code. The Committee shall be composed of at least two (2) such directors.

    (h) Common Stock

    "Common Stock" means the class of the Company's common stock which is intended to reflect the business and operations of the manufacturing segment of the Company's business, the par value of which is $0.80 per share and which is designated "Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock".

    (i) Company

    "Company" means Georgia-Pacific Corporation, a Georgia corporation headquartered in Atlanta, Georgia.

    (j) Effective Date

    "Effective Date" means the effective date of this Plan as defined in
  Section 16.

    (k) Employee

    "Employee" means a common law employee of the Company or a Subsidiary (including, without limitation, any Company or Subsidiary officer).

    (l) Exchange Act

    "Exchange Act" means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the Exchange Act or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

    (m) Fair Market Value

    "Fair Market Value" means, on any date, the mean between the high and low sales prices of a share of Common Stock on that date as reported in The Wall Street Journal, New York Stock Exchange--Composite Transactions, or as reported in any successor quotation system adopted prospectively for this purpose by the Committee, in its discretion. If the date of determination is not a trading date on the New York Stock Exchange, Fair Market Value shall be determined using the high and low sales prices of a share of Common Stock on the next preceding trading date. The Fair Market Value of the Stock shall be rounded to the nearest whole cent (with 0.5 cent being rounded to the next higher whole cent).

    (n) Incentive Stock Option

    "Incentive Stock Option" has the meaning specified in Section 5(a).

    (o) Non-Qualified Stock Option

    "Non-Qualified Stock Option" has the meaning specified in Section 5(a).

    (p) Option

    "Option" means an Incentive Stock Option or a Non-Qualified Stock Option as defined in this Plan.

    (q) Participant

    "Participant" means an Employee who has been granted an Award under this Plan.

                                     VII-2

    (r) Performance Goals

    "Performance Goals" means, with respect to any Performance Period, one or more objective performance goals based on one of more of the following objective criteria established by the Committee prior to the beginning of such Performance Period or within such period after the beginning of the Performance Period as shall meet the requirements to be considered "pre-established performance goals" for purposes of Code Section 162(m): (i) increases in the price of the Common Stock; (ii) market share; (iii) sales;
  (iv) return on equity, assets or capital; (v) economic profit (economic value added); (vi) total shareholder return; (vii) costs; (viii) margins;
  (ix) earnings or earnings per share; (x) cash flow; (xi) customer satisfaction; (xii) operating profit; or (xiii) any combination of the foregoing. Such Performance Goals may be particular to an Employee or may be based, in whole or part, on the performance of the division, department, line of business, Subsidiary or other business unit, whether or not legally constituted, in which the Employee works or on the performance of the Company generally.

    (s) Performance Award

    "Performance Award" shall have the meaning specified in Section 5(d).

    (t) Performance Period

    "Performance Period" means the period of service designated by the Committee applicable to a Performance Award during which the Performance Goals will be measured.

    (u) Plan

    "Plan" means the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long-Term Incentive Plan as described in this plan document.

    (v) Plan Year

    "Plan Year" means the calendar year.

    (w) Restricted Shares

    "Restricted Shares" shall have the meaning specified in Section 5(c).

    (x) Restriction Period

    "Restriction Period" means a Performance Period and/or any other period during which full ownership of compensation contemplated in an Award remains restricted pursuant to the terms and conditions of that Award.

    (y) Subsidiary

    "Subsidiary" means any corporation or other entity, whether domestic or foreign, in which the Company has or obtains, directly or indirectly, a proprietary interest of more than 50% by reason of stock ownership or otherwise.

3. ELIGIBILITY

  Any Employee designated by the Committee (in its sole discretion) as a Participant under this Plan will be eligible to receive an Award specified by the Committee in accordance with this Plan.

4. STOCK SUBJECT TO THE PROVISIONS OF THIS PLAN; LIMITATIONS

  (a) Applicable Stock

  The stock subject to the provisions of this Plan shall either be shares of authorized but unissued Common Stock, shares of Common Stock held as treasury stock or previously issued shares reacquired by the Company, including shares purchased on the open market.

                                     VII-3

  (b) Plan Limitations

  Subject to adjustment in accordance with the provisions of Section 9, the total number of shares of Common Stock with respect to which Awards of Options, Restricted Shares and/or unrestricted Common Stock may be granted under this Plan may not exceed 4,500,000 shares, provided, however, that the total number of Restricted Shares and Performance Award Shares that may be granted as Awards under this Plan may not exceed 1,125,000 shares.

  (c) Individual Limitations

  Subject to adjustment in accordance with Section 9, and subject to Section 4(b), (i) the total number of shares of Common Stock with respect to which Awards of Options may be granted in any Plan Year to any Employee shall not exceed 200,000 shares, (ii) the total number of Restricted Shares which may be granted in any Plan Year to any Employee shall not exceed 25,000 shares, (iii) the total number of Performance Award shares which may be granted in any Plan Year to any Employee shall not exceed 50,000 shares and (iv) the value of any Performance Awards payable in cash that may be granted in any Plan Year to any Employee shall not exceed $2,500,000.

  (d) Calculation Procedures

  For purposes of calculating the total number of shares of Common Stock available for grants of Awards, (i) the grant of an Award of Options, Restricted Shares or a Performance Award shall be deemed to be equal to the maximum number of shares of Common Stock which may be issued under the Award and (ii) subject to the provisions of Sections 4(b) and 4(c), there shall again be available for Awards under this Plan all of the following: (A) shares of Common Stock represented by Awards which have been cancelled, forfeited, surrendered or terminated or which expire unexercised; (B) the excess portion of variable Awards which become fixed at less than their maximum limitations; and (C) the number of shares of Common Stock delivered in full or partial payment of the exercise price of any Option granted under this Plan; provided, however that shares so delivered by an Employee in full or partial payment of the exercise of his/her Option shall not reduce the number of Options granted to the Employee in any Plan Year for purposes of Section 4(c)(i); and provided further that in no event shall the aggregate number of shares issued or delivered pursuant to the exercise of Incentive Stock Options exceed 4,500,000 shares.

5. AWARDS UNDER THIS PLAN

  Subject to the provisions of this Plan, the Committee shall have the sole and complete authority to determine the Employees to whom Awards shall be granted and the type, terms and conditions of such Awards. As the Committee may determine, the following types of Awards may be granted under this Plan to Employees on a stand alone, combination or tandem basis:

    (a) Stock Options

    An Award consisting of a right to buy a specified number of shares of Common Stock at a fixed exercise price during a specified time, and subject to such other terms and conditions, all as the Committee may determine. Such Options may be Non-Qualified Stock Options or Incentive Stock Options. The exercise price for an Award Options (whether or not they are Incentive Stock Options) may not be less than 100% of the Fair Market Value of the Common Stock on the grant date. The terms and conditions for an Award of Incentive Stock Options must otherwise comply with the requirements of
  Section 422 of the Code or any successor Section as it may be amended from time to time. Non-Qualified Stock Options are not intended to satisfy the Code requirements for Incentive Stock Options and need not meet such requirements. Each Stock Option granted as an Award under this Plan shall be subject to the provisions of this Plan and the applicable Award Agreement approved by the Committee pursuant to Section 6(b) governing that Option.

                                     VII-4

    (b) Performance Awards

    An Award granted to an Employee consisting of the right to receive cash, shares of Common Stock, Options or Restricted Shares that are not to be issued to the Employee until after the satisfaction of the related Performance Goals during the related Performance Period. Such Awards shall be subject to the following conditions and procedures:

      (i) Administration

      Performance Awards may be granted to Employees either alone or in addition to other Awards granted under this Plan. The Committee shall determine the Employees to whom Performance Awards shall be awarded for any Performance Period, the duration of the applicable Performance Period, the Performance Goals which must be met for the Award to be paid and the amount of cash and/or the number of shares of Common Stock, Options and/or Restricted Shares to be awarded at the end of a Performance Period to Employees if the Performance Goals are met or exceeded. Each such Performance Award shall be subject to the provisions of this Plan and the applicable Award Agreement approved by the Committee pursuant to Section 6(b) governing that Award.

      (ii) Payment of Award

      After the end of a Performance Period, the degree to which the Performance Goals related to such Performance Period have been met shall be determined by the Committee. If the Performance Goals are not met, no compensation shall be issued pursuant to the Performance Award. If the Performance Goals are met or exceeded, the Committee shall certify that fact in writing in the Committee minutes or elsewhere and authorize the payment of the amount of cash or issuance of the number of shares of Common Stock, Options and/or Restricted Shares as contemplated under the affected Performance Award in accordance with the related Award Agreement.

      (iii) Further Restriction Period

      At the discretion of the Committee, a Performance Award may provide for deferral of vesting and/or transfer rights with respect to all or some of the incidents of ownership of the compensation contemplated in the Award based on the satisfaction of terms and conditions in addition to the attainment of the stated Performance Goals during the related Performance Period over a further Restriction Period following the Performance Period. In such a case, such vesting and/or transfer rights with respect to the affected incidents of ownership shall be postponed until the Committee certifies that the additional conditions have been timely met and authorizes such vesting and/or transfer. Such acts by the Committee shall not be deemed to be a new Award.

    (c) Restricted Shares

    An Award consisting of a transfer of shares of Common Stock to a Participant, subject to such restrictions (e.g., the attainment of specified Performance Goals during a designated Performance Period, the passage of time or a combination of such restrictions and/or of other delayed vesting conditions) on transfer or other incidents of ownership, for such periods of time (with respect to each Award, the Restriction Period) as the Committee may determine. If the issuance, vesting and/or transfer of ownership of Restricted Shares granted under this Plan is contingent upon the attainment of Performance Goals during a designated Performance Period, the Award shall also be considered a Performance Award and shall be subject to the provisions of Section 6(b) as well as those of this Section 6(c). Awards of Restricted Shares under this Plan shall be subject to the following conditions and procedures:

      (i) Issuance of Stock Certificates

      At the time specified for issuance of the Restricted Shares under the applicable Award Agreement, the stock certificate or certificates representing Restricted Shares shall be registered in the name of the Participant to whom such Restricted Shares shall have been awarded. During the Restriction Period,

                                     VII-5
    certificates representing the Restricted Shares shall bear a restrictive legend to the effect that the Restricted Shares are subject to the restrictions, terms and conditions provided in this Plan and the applicable Award Agreement. Such certificates shall remain in the custody of the Company and the Participant shall deposit with the Company stock powers or other instruments of assignment, each endorsed in blank, so as to permit retransfer to the Company of all or any portion of the Restricted Shares that shall be forfeited or otherwise not become vested in accordance with the Plan and the applicable Award Agreement.

      (ii) Status of Restricted Shares

      Restricted Shares which have been issued in accordance with an Award Agreement shall constitute issued and outstanding shares of Common Stock for all corporate purposes.

      (iii) Participant Rights With Respect to Issued Restricted Shares

      The Participant will have the right to vote issued Restricted Shares, to receive and retain all dividends and distributions paid or distributed on such Restricted Shares, and to exercise all other rights, powers and privileges of a holder of Common Stock with respect to such Restricted Shares; except that (A) the Participant will not be entitled to delivery of the stock certificate or certificates representing such Restricted Shares until the Restriction Period shall have expired and unless all other vesting requirements with respect thereto shall have been fulfilled or waived; (B) the Company will retain custody of the stock certificate or certificates representing the Restricted Shares during the Restriction Period; (C) any such dividends and distributions paid in shares of Common Stock shall constitute Restricted Shares and be subject to all of the same restrictions during the Restriction Period as the Restricted Shares with respect to which they were paid; (D) the Participant may not sell, assign, transfer, pledge, exchange, encumber or dispose of the Restricted Shares or his or her interest in any of them during the Restriction Period; and (E) a breach of any restrictions, terms or conditions provided in the Plan or established by the Committee with respect to any Restricted Shares will cause a forfeiture of such Restricted Shares.

6. OTHER TERMS AND CONDITIONS

  (a) Assignability; Designation of Beneficiaries

    (i) Prohibition on Transfer

    An Award shall be nontransferable and may not be sold, hypothecated, assigned, anticipated, alienated, commuted, pledged, encumbered or otherwise conveyed by a Participant (whether voluntarily or involuntarily) to any party, nor may any award be subject to attachment or garnishment by any creditor or a Participant; provided that in the event of the incapacity (as determined by the Plan Administrator) or death of the Participant (but subject to Section 6(m) of this Plan), his/her attorney-in-fact pursuant to a valid power of attorney giving general or specific authority to make elections with respect to outstanding Awards, his/her court-appointed guardian or the custodian of his/her affairs or the executor or administrator of his/her estate (as the case may be) may exercise any rights with respect to any vested Award that the Participant could have exercised if he/she were still alive or not incapacitated. No assignment or transfer of any Award or the rights represented thereby, whether voluntary, involuntary, or by operation of law or otherwise, except by will or the laws of descent and distribution, shall vest in the assignee or transferee any interest or right herein whatsoever, and immediately upon any attempt to assign or transfer an Award, the Award shall terminate and be of no force or effect.

    Notwithstanding anything in this Section 6(a)(i) to the contrary, the Committee in its sole discretion may (but need not) permit transfers of Awards in other situations where the Committee concludes that such transferability (A) does not result in accelerated taxation, (B) does not cause any Option intended to be an Incentive Stock Option to fail to meet the statutory requirements for such Options referenced in Section 5(a), and
  (C) is otherwise appropriate and desirable, taking into account the impact on the Participant and the Company of applicable tax laws and/or securities laws as applied to transferable Awards.

                                     VII-6

    (ii) Designation of Beneficiaries

    Notwithstanding anything in Section 6(a)(i) to the contrary, a Participant may designate a person or persons to receive, in the event of his death, any rights to which he would be entitled under an Award granted under this Plan (the extent permitted under the applicable Award Agreement). A beneficiary designation may be changed or revoked by a Participant at any time by filing a written statement of such change or revocation with the Company. Such a designation (or modification of designation) shall be made in writing, and filed with the office of the Company designated in the Award Agreement. If a Participant fails to designate a beneficiary, then Section 6(a)(i) will apply.

  (b) Award Agreement

  Awards made pursuant to the Plan shall be evidenced by Award Agreements in such form as the Committee shall, from time to time, approve, provided that such agreements shall comply with, reflect and be subject to all the terms of this Plan. The Award Agreement will state the characteristics of the Award and all terms and conditions applicable to the Award, provided that the provisions of this Plan which apply to an Award Agreement will be deemed incorporated in such agreement regardless of whether they are specifically reiterated in the text of the Award Agreement. Whenever an Employee is granted an Award under this Plan, the Plan Administrator shall have the responsibility to provide to the designated Participant an Award Agreement governing the particular Award executed on behalf of the Company and, if one has not been supplied previously, a copy of this Plan.

  (c) Rights as a Shareholder

  Except as otherwise specifically provided in this Plan or in any Award Agreement, a Participant shall have no rights as a shareholder with respect to shares of Common Stock covered by an Award until the date the Participant is the holder of record of such shares.

  (d) No Obligation to Exercise

  The grant of an Award shall impose no obligation upon the Participant to exercise the Award.

  (e) Payments by Participants

  No payments or contributions are required to be made by Participants in this Plan other than the payment of any purchase price upon the exercise of a stock option. The Committee may determine that Awards for which a payment is due from a Participant may be payable: (i) in U. S. dollars by personal check, bank draft or money order payable to the order of the Company, by money transfers or direct account debits; (ii) through the delivery or deemed delivery based on attestation to the ownership of shares of Common Stock with a Fair Market Value on the date of delivery to the Company equal to the total payment due from the Participant; (iii) by a combination of the methods described in (i) and (ii) above; or (iv) by such other methods as the Committee may deem appropriate. If shares of Common Stock are to be used in payment pursuant to an Award and such shares were acquired upon the exercise of a stock option (whether or not granted under this Plan), such shares must have been held by the Participant for at least six months.

  (f) Tax Withholding

  The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state and local taxes (including the Participant's FICA obligation) required to be withheld with respect to an Award or any dividends or other distributions payable with respect thereto. The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part, by (i) electing to have the Company withhold otherwise deliverable shares of Common Stock having a Fair Market Value not exceeding the minimum amount required to be withheld, (ii) delivering to the Company shares of Common Stock then owned by the Participant or (iii) such other methods as the Committee may deem appropriate. If shares of Common Stock are to be used in payment of such taxes and such shares were acquired

                                     VII-7
upon the exercise of a stock option (whether or not granted under this Plan), such shares must have been held by the Participant for at least six months. The amount of the withholding obligation satisfied by shares of Common Stock withheld or delivered shall be the Fair Market Value of such shares determined as of the date that the taxes are required to be withheld.

  (g) Restrictions on Exercise

  No Option may be exercisable on or after the date which is the tenth anniversary of the date such Option was granted.

  (h) Surrender of Options

  The Committee, in its sole discretion, may incorporate one or more provisions in any Option granted under this Plan to allow a Participant to surrender his/her Option in whole or part in lieu of the exercise of all or part of that Option or in payment of any amounts due the Company upon the exercise of such Award. Such provision(s) may specify that the Committee may authorize such surrender after the grant, but before the exercise, of any such Option.

  (i) Additional Options Upon Exercise

  The Committee, in its sole discretion, may incorporate in any Option granted under this Plan a provision which requires the automatic grant of a new Option to any Participant who delivers shares of Common Stock as full or partial payment of the exercise price of the original Option. Any new Option granted in such a case (i) will be for the same number of shares of Common Stock as the Participant delivered in exercising the original Option, (ii) will have an exercise price equal to 100% of the Fair Market Value of the delivered shares on the date of such delivery (which shall be deemed to be the grant date for such new Option) and (iii) will have a term equal to the unexpired term of the original Option.

  (j) Requirements of Law

  The granting of Awards and the issuance of shares of Common Stock upon the exercise of Awards shall be subject to all applicable requirements imposed by federal and state securities and other laws, rules and regulations and by any regulatory agencies having jurisdiction, and by any stock exchanges upon which the Common Stock may be listed. As a condition precedent to the issuance of shares of Common Stock pursuant to the grant or exercise of an Award, the Company may require the Participant to take any reasonable action to meet such requirements.

  (k) Non-Exclusivity of the Plan

  Neither the adoption of the Plan by the Board nor the submission of the Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options and the awarding of stock and cash otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

  (l) Unfunded Plan

  Neither the Company nor any Subsidiary shall be required to segregate any cash or any shares of Common Stock which may at any time be represented by Awards, and the Plan shall constitute an "unfunded" plan of the Company. Neither the Company nor any Subsidiary shall, by any provisions of the Plan, be deemed to be a trustee of any Common Stock or any other property, and the liabilities of the Company and any subsidiary to any Employee pursuant to the Plan shall be those of a debtor pursuant to such contract obligations as are created by or pursuant to the Plan, and the rights of any Employee, former employee or beneficiary under the Plan shall be limited to those of a general creditor of the Company or the applicable Subsidiary, as the case may be. In its sole discretion, the Board may authorize the creation of trusts or other arrangements to meet the obligations of the Company under the Plan, provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

                                     VII-8

  (m) Legends

  In addition to any legend contemplated by Section 5(c), each certificate evidencing Common Stock subject to an Award shall bear such legends as the Committee deems necessary or appropriate to reflect or refer to any terms, conditions or restrictions of the Award applicable to such shares, including, without limitation, any to the effect that the shares represented thereby may not be disposed of unless the Company has received an opinion of counsel, acceptable to the Company, that such disposition will not violate any federal or state securities laws.

  (n) Company's Retirement and Welfare Plans

  The value of compensation under this Plan will not be included as "compensation" for purposes of computing the benefits payable to any participant under the Company's retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a participant's benefit. No compensation paid pursuant to any Award under this Plan will constitute "annual management incentive bonuses" for purposes of calculating benefits under any Executive Retirement Agreement covering any Employee.

  (o) Forfeitures

  Notwithstanding anything in this Plan to the contrary, to the extent permitted by applicable law:

      (i) Violations of Company Policies

      Any Award under this Plan may be reduced by the Committee (including reduction to zero) in the event that it determines (in its sole discretion) that the performance of the Participant or the business unit for which the Participant is responsible has resulted in the deliberate violation of the Company's standing corporate policies (as in effect from time to time) and/or in the violation of federal, state or local statutes or regulations. The Company policies considered for this purpose will include in particular (but without limitation) the Company's Code of Business Conduct and its antitrust, safety and environmental policies.

      (ii) For Cause Termination

      If a Participant is terminated for Cause, all of such Participant's outstanding Awards under this Plan (whether or not vested under the terms of the applicable Award Agreement) shall terminate as of the Participant's date of termination.

  (p) Requirement of Employment

  To be entitled to receive the benefit of an Award under this Plan, a Participant must remain in the employment of the Company or its Subsidiaries through the end of the applicable Performance Period or further Restriction Period; provided, however, that the Committee may provide for partial or complete exceptions to this requirement (e.g., in the case of retirement, death or disability) as it deems equitable in its sole discretion.

  (q) Code Section 162(m)

  Except where the Committee deems it in the best interest of the Company, the Committee shall use its best efforts to grant Awards under this plan which will qualify as "performance based compensation" under Code Section 162(m) or under such other circumstances as the Committee deems likely to result in an income tax deduction for the Company for the full amount of the compensation paid with respect to such Awards.

7. PLAN ADMINISTRATION

  (a) Committee as Plan Administrator

  This Plan shall be administered by the Committee. The Committee shall periodically make determinations with respect to the participation of Employees in this Plan and, except as otherwise required by law or this Plan, the grant terms of Awards including vesting schedules, price, performance standards (including Performance

                                     VII-9

Goals), length of relevant performance, restriction or option period, dividend rights, post-retirement and termination rights, payment alternatives such as cash, stock, contingent awards or other means of payment consistent with the purposes of this Plan, and such other terms and conditions as the Committee deems appropriate. Except as otherwise expressly required by this Plan, the Committee shall have the complete authority and absolute discretion to interpret and construe the provisions of this Plan and the Award Agreements and make determinations pursuant to any Plan provision or Award Agreement which shall be final and binding on all persons. No member of the Committee shall be liable to any person for any action taken or omitted in connection with the interpretation and administration of this Plan unless attributable to the member's own willful misconduct or lack of good faith.

  (b) Delegation

  The Committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or any part of its authority and powers under this Plan to one or more directors or officers of the Company; provided, however, that the Committee may not delegate its authority and powers (i) to identify Participants under this Plan, (ii) to make or adjust Awards under this Plan or (iii) in any way which would jeopardize this Plan's qualification under Section 162(m) of the Code.

  (c) Determinations Final

  All determinations and decisions made by the Committee, the Board and any delegate of the Committee appointed in accordance with Section 7(b) shall be final, conclusive, and binding on all persons, and shall be given the maximum deference permitted by law.

8. AMENDMENTS AND TERMINATION

  (a) Authority to Amend or Terminate

  Except as otherwise provided in this Plan, the Board may at any time terminate and, from time to time, may amend or modify this Plan. Any such action of the Board may be taken without the approval of the Company's shareholders, but only to the extent that such shareholder approval is not required by applicable law or regulation.

  (b) Awards Previously Granted

  At any time and from time to time, the Committee may amend, modify or terminate any outstanding Award without approval of the Participant; provided, however that such amendment, modification or termination shall not, without the Participant's consent, reduce or diminish the value of such Award determined as if the Award had been vested, exercised, cashed in or otherwise settled on the later of the effective date or execution date of such amendment or termination; and provided further that, except as otherwise provided in
Section 9 of this Plan, the exercise price of any Option under this Plan may not be reduced and the term of any Option under this Plan may not be extended.

  (c) Limitations

  Notwithstanding the foregoing: (i) no amendment may, without the approval of the shareholders of the Company, (A) increase any of the grant limitations under Section 4 of this Plan or (B) extend the term of this Plan; (ii) no amendment, modification or termination shall in any manner adversely affect any Awards theretofore granted to a Participant under this Plan without the consent of such Participant; and (iii) no amendment may change any Performance Goal or increase the compensation payable for the achievement of a Performance Goal, once the Committee has established such Performance Goal with respect to a Performance Award.

9. CORPORATE RESTRUCTURING

  (a) No Bar to Corporate Restructuring

  The existence of this Plan or outstanding Award under this Plan shall not affect in any way the right or power of the Company or its shareholders (i) to make or authorize any and all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, (ii) to issue bonds, debentures, preferred or preference stocks ahead of or affecting

                                    VII-10
the Common Stock or the rights thereof, to dissolve or liquidate the Company,
(iii) to sell or transfer all or part of its assets or business or (iv) to effect any other corporate act or proceeding, whether of a similar character or otherwise. Any shares of Common Stock accruing to outstanding Awards as a result of any adjustment under Section 9(b) will be subject to the same restrictions (and have the same terms and conditions) as the Awards to which they accrue.

  (b) Capital Readjustments/Award Modifications

  The Awards under this Plan involving Common Stock will be made in shares of the Common Stock as constituted on the date the Award is granted, but shares of stock actually issued in connection with an Award shall reflect the adjustments (if any) with respect to the Common Stock in connection with such Award contemplated in this Section 9(b). In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split, or extraordinary distribution with respect to the Common Stock or other change in corporate structure affecting the Common Stock, the Plan Administrator shall have the authority to make such substitution or adjustments in the aggregate number and kind of shares reserved for issuance under the Plan, in the maximum number of shares which may be granted in any calendar year and in the number, kind and exercise price of shares subject to outstanding Awards and/or such other equitable substitution or adjustments as it may determine in its sole discretion to be appropriate to ensure that all Participants are treated equitably as a result of any such event. Any such adjustment may provide for the elimination of fractional shares.

10. NO RIGHT TO EMPLOYMENT

  No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or a Subsidiary. Nothing in this Plan shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company or any Subsidiary.

11. CHANGE OF CONTROL

  (a) Special Rights Upon Change of Control

  Notwithstanding anything contained in this Plan or any Award Agreement to the contrary, in the event of a Change of Control, as defined below:

    (i) Lapse of Restrictions; Acceleration of Exercise and/or Vesting

    All restrictions relating to the exercise or vesting of any Award shall automatically lapse and any time periods relating to the exercise or vesting of any Award shall automatically be accelerated so that all such Awards may be immediately exercised and shall be vested in full as of the date of such Change of Control; and all Performance Goals applicable to any Award shall be deemed automatically satisfied with respect to the maximum compensation attainable pursuant all to such Awards, so that all of such compensation shall be immediately vested and payable as of the date of such Change of Control;

    (ii) Election of Cash or Stock Distribution

    The Committee may, in its sole discretion, at any time before or after any Award is made or granted provide that upon exercise or vesting of an Award during the 60-day period from and after the date of a Change of Control, the Participant exercising the Option may, in lieu of the receipt of Common Stock upon the exercise or vesting of any Award, elect by written notice to the Company to receive an amount in cash equal to the excess, if any, of the aggregate Value (as defined below) of the shares of Common Stock covered by the Award or portion thereof surrendered determined on the date the Award is exercised, over the aggregate exercise price of the Award, if any. As used in this Section 11(a)(ii) the term "Value" means the higher of (i) the highest Fair Market Value during the 60-day period from and after the date of a Change

                                    VII-11
  of Control and (ii) if the Change of Control is the result of a transaction or series of transactions described in paragraphs (i) or (iii) of Section 11(b), the highest price per share of the Common Stock paid in such transaction or series of transactions (which, in the case of paragraph (i), shall be the highest price per share of the Common Stock as reflected in a
  Schedule 13D filed by the person having made the acquisition);

    (iii) Extended Exercise Period

    Following a Change of Control, if a Participant's employment terminates for any reason other than retirement or death, any Options held by such Participant may be exercised by such Participant until the earlier of ninety (90) days after the termination of employment or the expiration date of such Options, provided, however, that this provision shall not reduce the exercise period otherwise authorized under the applicable Award Agreement; and

    (iv) Awards Non-Cancellable

    All Awards shall become non-cancellable.

  (b) Definition of "Change of Control"

  A "Change of Control" of the Company shall be deemed to have occurred upon the happening of any of the following events:

    (i) Acquisition of Stock

    The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this Section 11(b)(i), the following acquisitions shall not constitute a Change of Control: (A) any acquisition by a Person who on the Effective Date is the beneficial owner of 20% or more of the Outstanding Company Voting Securities; (B) any acquisition directly from the Company, including without limitation, a public offering of securities, (C) any acquisition by the Company, (D) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Subsidiaries or (E) any acquisition by any corporation pursuant to a transaction which complies with subparagraphs (A), (B) and (C) of Section 11(c)(iii);

    (ii) Change in Board Membership

    Individuals who constitute the Board as of the Effective Date hereof (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election or removal of the directors of the Company or other actual or threatened solicitation of proxies of consents by or on behalf of a Person other than the Board; or

    (iii) Shareholder-Approved Reorganization, Merger or Consolidation

    Consummation of a reorganization, merger or consolidation to which the Company is a party or a sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), in each case unless, following such Business Combination: (A) all or substantially all of the individuals and entities who were the beneficial owners of Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from the Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either

                                    VII-12
  directly or through one or more subsidiaries) (the "Successor Entity") in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Voting Securities; and
  (B) no Person (excluding any Successor Entity or any employee benefit plan, or related trust, of the Company or such Successor Entity beneficially owns, directly or indirectly, 20% or more of the combined voting power of the then outstanding voting securities of the Successor Entity, except to the extent that such ownership existed prior to the Business Combination; and (C) at least a majority of the members of the board of directors of the Successor Entity were members of the Incumbent Board (including persons deemed to be members of the Incumbent Board by reason of the proviso to paragraph (ii) of this Section 11(b)) at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination.; or

    (iv) Liquidation or Dissolution

    Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

12. GOVERNING LAW

  To the extent that federal laws do not otherwise control, this Plan shall be construed in accordance with and governed by the law of the State of Georgia.

13. CAPTIONS

  Captions are provided herein for convenience of reference only, and shall not serve as a basis for interpretation or construction of this Plan.

14. RESERVATION OF SHARES

  The Company, during the term of the Plan, will at all times reserve and keep available such number of shares of Common Stock as shall be sufficient to satisfy the requirements of the Plan. The final and unappealable inability of the Company to obtain the necessary approvals from any regulatory body having jurisdiction or approval deemed necessary by the Company's counsel to the lawful issuance and sale of any shares of Common Stock under the Plan shall relieve the Company of any liability in respect of the nonissuance or sale of such shares of Common Stock as to which such requisite authority shall not have been obtained.

15. SAVINGS CLAUSE

  This Plan is intended to comply in all aspects with applicable law and regulations. In case any one or more of the provisions of this Plan shall be held invalid, illegal or unenforceable in any respect under applicable law and regulation, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and the invalid, illegal or unenforceable provision shall be deemed null and void; however, to the extent permitted by law, any provision which could be deemed null and void shall first be construed, interpreted or revised retroactively to permit this Plan to be construed in compliance with all applicable laws so as to foster the intent of this Plan.

16. EFFECTIVE DATE AND TERM

  The effective date (the "Effective Date") of this Plan shall be the later of the date of its approval by the Company's shareholders or the implementation date of the Letter Stock Proposal (as defined in the Company's Form S-4 registration statement approved by the Board on September 17, 1997). If shareholder approval is not obtained on or before September 17, 1998, this Plan shall terminate on such date. No new Awards shall be granted under this Plan after the fifth anniversary of the Effective Date. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted hereunder may, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under any such Award shall, continue after the authority for grant of new Awards hereunder has been exhausted; provided, however, that notwithstanding anything in this sentence to the contrary, except as otherwise provided in Section 9 of this Plan, the exercise price of any Award of Options granted under this Plan may not be reduced.

                                    VII-13

                                                                      ANNEX VIII


                    GEORGIA-PACIFIC CORPORATION/TIMBER GROUP

                         1997 LONG-TERM INCENTIVE PLAN

               ADOPTED BY BOARD OF DIRECTORS, SEPTEMBER 17, 1997

                   APPROVED BY SHAREHOLDERS, DECEMBER  , 1997

                               TABLE OF CONTENTS

1. ADOPTION AND PURPOSE.....................................................   1
2. DEFINITIONS..............................................................   1
  (a) Award.................................................................   1
  (b) Award Agreement.......................................................   1
  (c) Board.................................................................   1
  (d) Cause.................................................................   1
  (e) Change of Control.....................................................   1
  (f) Code..................................................................   1
  (g) Committee.............................................................   2
  (h) Common Stock..........................................................   2
  (i) Company...............................................................   2
  (j) Effective Date........................................................   2
  (k) Employee..............................................................   2
  (l) Exchange Act..........................................................   2
  (m) Fair Market Value.....................................................   2
  (n) Incentive Stock Option................................................   2
  (o) Non-Qualified Stock Option............................................   2
  (p) Option................................................................   2
  (q) Participant...........................................................   3
  (r) Performance Goals.....................................................   3
  (s) Performance Award.....................................................   3
  (t) Performance Period....................................................   3
  (u) Plan..................................................................   3
  (v) Plan Year.............................................................   3
  (w) Restricted Shares.....................................................   3
  (x) Restriction Period....................................................   3
  (y) Subsidiary............................................................   3
3. ELIGIBILITY..............................................................   3
4. STOCK SUBJECT TO THE PROVISIONS OF THIS PLAN; LIMITATIONS................   4
  (a) Applicable Stock......................................................   4
  (b) Plan Limitations......................................................   4
  (c) Individual Limitations................................................   4
  (d) Calculation Procedures................................................   4
5. AWARDS UNDER THIS PLAN...................................................   4
  (a) Stock Options.........................................................   4
  (b) Performance Awards....................................................   4
    (i) Administration......................................................   5
    (ii) Payment of Award...................................................   5
    (iii) Further Restriction Period........................................   5
  (c) Restricted Shares.....................................................   5
    (i) Issuance of Stock Certificates......................................   5
    (ii) Status of Restricted Shares........................................   6
    (iii) Participant Rights With Respect to Issued Restricted Shares.......   6
6. OTHER TERMS AND CONDITIONS...............................................   6
  (a) Assignability; Designation of Beneficiaries...........................   6
    (i) Prohibition on Transfer.............................................   6
    (ii) Designation of Beneficiaries.......................................   6

                                     VIII-i

  (b) Award Agreement.......................................................   7
  (c) Rights as a Shareholder...............................................   7
  (d) No Obligation to Exercise.............................................   7
  (e) Payments by Participants..............................................   7
  (f) Tax Withholding.......................................................   7
  (g) Restrictions on Exercise..............................................   8
  (h) Surrender of Options..................................................   8
  (i) Requirements of Law...................................................   8
  (j) Non-Exclusivity of the Plan...........................................   8
  (k) Unfunded Plan.........................................................   8
  (l) Legends...............................................................   8
  (m) Company's Retirement and Welfare Plans................................   8
  (n) Forfeitures...........................................................   9
    (i) Violations of Company Policies......................................   9
    (ii) For Cause Termination..............................................   9
  (o) Requirement of Employment.............................................   9
  (p) Code Section 162(m)...................................................   9
7. PLAN ADMINISTRATION......................................................   9
  (a) Committee as Plan Administrator.......................................   9
  (b) Delegation............................................................  10
  (c) Determinations Final..................................................  10
8. AMENDMENTS AND TERMINATION...............................................  10
  (a) Authority to Amend or Terminate.......................................  10
  (b) Limitations...........................................................  10
9. CORPORATE RESTRUCTURING..................................................  10
  (a) No Bar to Corporate Restructuring.....................................  10
  (b) Capital Readjustments/Award Modifications.............................  10
10. NO RIGHT TO EMPLOYMENT..................................................  11
11. CHANGE OF CONTROL.......................................................  11
  (a) Special Rights Upon Change of Control.................................  11
    (i) Lapse of Restrictions; Acceleration of Exercise and/or Vesting......  11
    (ii) Election of Cash or Stock Distribution.............................  11
    (iii) Extended Exercise Period..........................................  11
    (iv) Awards Non-Cancellable.............................................  12
  (b) Definition of "Change of Control".....................................  12
    (i) Acquisition of Stock................................................  12
    (ii) Change in Board Membership.........................................  12
    (iii) Shareholder-Approved Reorganization, Merger or Consolidation......  12
    (iv) Liquidation or Dissolution.........................................  13
12. GOVERNING LAW...........................................................  13
13. CAPTIONS................................................................  13
14. RESERVATION OF SHARES...................................................  13
15. SAVINGS CLAUSE..........................................................  13
16. EFFECTIVE DATE AND TERM.................................................  13

                                    VIII-ii

                   GEORGIA-PACIFIC CORPORATION/TIMBER GROUP
                         1997 LONG-TERM INCENTIVE PLAN

1. ADOPTION AND PURPOSE

  Georgia-Pacific Corporation (the "Company") hereby adopts this Georgia-Pacific Corporation/Timber Group 1997 Long-Term Incentive Plan, which was approved by its Board of Directors on September 17, 1997, subject to further approval by the Company's shareholders (the "Plan"). The purposes of the Plan are to promote the interests of the Company and its stockholders by (a) attracting and retaining exceptional executive personnel and other key employees for the Company and its Subsidiaries (as defined below), (b) motivating such employees by means of performance-related incentives to achieve long-range performance goals and (c) enabling such employees to participate in the long-term growth and financial success of the Company.

2. DEFINITIONS

  The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

 (a) Award

    "Award" means, individually or collectively, a grant under this Plan of Options, Restricted Shares and/or a Performance Award. The issuance of Options, Restricted Shares and/or shares of unrestricted Common Stock pursuant to a Performance Award or taking any other action mandated under the terms and conditions of an Award shall not be a new Award under this Plan.

 (b) Award Agreement

    "Award Agreement" means a written agreement entered into between the Company and a Participant setting forth the terms and conditions of an Award made to such Participant under this Plan, in the form prescribed by the Committee.

 (c) Board

    "Board" means the Board of Directors of the Company.

 (d) Cause

    "Cause" shall mean any of the following: (i) the willful failure of a Participant to perform satisfactorily the duties consistent with his title and position reasonably required of him by the Board or supervising management (other than by reason of incapacity due to physical or mental illness); (ii) the commission by a Participant of a felony, or the perpetration by a Participant of a dishonest act or common law fraud against the Company or any of its Subsidiaries; or (iii) any other willful act or omission (including without limitation the deliberate and willful violation of any corporate policy or regulation) which could reasonably be expected to expose the Company to civil liability under the law of the applicable jurisdiction or causes or may reasonably be expected to cause significant injury to the financial condition or business reputation of the Company or any of its Subsidiaries.

 (e) Change of Control

    "Change of Control" shall have the meaning specified in Section 11(b).

 (f) Code

    "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

                                    VIII-1

 (g) Committee

    "Committee" means the Compensation Committee of the Board of Directors of the Company, as constituted from time to time, or such subcommittee of that body as the Compensation Committee shall specify to act for the Compensation Committee with respect to this Plan. Each member of the Committee shall be a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act and shall be an "outside director" within the meaning of Section 162(m) of the Code. The Committee shall be composed of at least two (2) such directors.

 (h) Common Stock

    "Common Stock" means the class of the Company's common stock which is intended to reflect the business and operations of the forest resources segment of the Company's business, the par value of which is $0.80 per share and which is designated "Georgia-Pacific Corporation--Timber Stock".

 (i) Company

    "Company" means Georgia-Pacific Corporation, a Georgia corporation headquartered in Atlanta, Georgia.

 (j) Effective Date

    "Effective Date" means the effective date of this Plan as defined in
  Section 16.

 (k) Employee

    "Employee" means a common law employee of the Company or a Subsidiary (including, without limitation, any Company or Subsidiary officer).

 (l) Exchange Act

    "Exchange Act" means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the Exchange Act or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

 (m) Fair Market Value

    "Fair Market Value" means, on any date, the mean between the high and low sales prices of a share of Common Stock on that date as reported in The Wall Street Journal, New York Stock Exchange--Composite Transactions, or as reported in any successor quotation system adopted prospectively for this purpose by the Committee, in its discretion. If the date of determination is not a trading date on the New York Stock Exchange, Fair Market Value shall be determined using the high and low sales prices of a share of Common Stock on the next preceding trading date. The Fair Market Value of the Stock shall be rounded to the nearest whole cent (with 0.5 cent being rounded to the next higher whole cent).

 (n) Incentive Stock Option

    "Incentive Stock Option" has the meaning specified in Section 5(a).

 (o) Non-Qualified Stock Option

    "Non-Qualified Stock Option" has the meaning specified in Section 5(a).

 (p) Option

    "Option" means an Incentive Stock Option or a Non-Qualified Stock Option as defined in this Plan.

                                    VIII-2

 (q) Participant

    "Participant" means an Employee who has been granted an Award under this Plan.

 (r) Performance Goals

    "Performance Goals" means, with respect to any Performance Period, one or more objective performance goals based on one or more of the following objective criteria established by the Committee prior to the beginning of such Performance Period or within such period after the beginning of the Performance Period as shall meet the requirements to be considered "pre-established performance goals" for purposes of Code Section 162(m): (i) increases in the price of the Common Stock; (ii) market share; (iii) sales;
  (iv) return on equity, assets or capital; (v) economic profit (economic value added); (vi) total shareholder return; (vii) costs; (viii) margins;
  (ix) earnings or earnings per share; (x) cash flow; (xi) customer satisfaction; (xii) operating profit; or (xiii) any combination of the foregoing. Such Performance Goals may be particular to an Employee or may be based, in whole or part, on the performance of the division, department, line of business, Subsidiary or other business unit, whether or not legally constituted, in which the Employee works or on the performance of the Company generally.

 (s) Performance Award

    "Performance Award" shall have the meaning specified in Section 5(d).

 (t) Performance Period

    "Performance Period" means the period of service designated by the Committee applicable to a Performance Award during which the Performance Goals will be measured.

 (u) Plan

    "Plan" means the Georgia-Pacific Corporation/Timber Group 1997 Long-Term Incentive Plan as described in this plan document.

 (v) Plan Year

    "Plan Year" means the calendar year.

 (w) Restricted Shares

    "Restricted Shares" shall have the meaning specified in Section 5(c).

 (x) Restriction Period

    "Restriction Period" means a Performance Period and/or any other period during which full ownership of compensation contemplated in an Award remains restricted pursuant to the terms and conditions of that Award.

 (y) Subsidiary

    "Subsidiary" means any corporation or other entity, whether domestic or foreign, in which the Company has or obtains, directly or indirectly, a proprietary interest of more than 50% by reason of stock ownership or otherwise.

3. ELIGIBILITY

  Any Employee designated by the Committee (in its sole discretion) as a Participant under this Plan will be eligible to receive an Award specified by the Committee in accordance with this Plan.

                                    VIII-3

4. STOCK SUBJECT TO THE PROVISIONS OF THIS PLAN; LIMITATIONS

 (a) Applicable Stock

    The stock subject to the provisions of this Plan shall either be shares of authorized but unissued Common Stock, shares of Common Stock held as treasury stock or previously issued shares of Common Stock reacquired by the Company, including shares purchased on the open market.

 (b) Plan Limitations

    Subject to adjustment in accordance with the provisions of Section 9, the total number of shares of Common Stock with respect to which Awards of Options, Restricted Shares and/or unrestricted Common Stock may be granted under this Plan may not exceed 2,300,000 shares, provided, however, that the total number of Restricted Shares and Performance Award shares that may be granted as Awards under this Plan may not exceed 575,000 shares.

 (c) Individual Limitations

    Subject to adjustment in accordance with Section 9, and subject to
  Section 4(b), (i) the total number of shares of Common Stock with respect to which Awards of Options may be granted in any Plan Year to any Employee shall not exceed 200,000 shares, (ii) the total number of which may be granted in any Plan Year to any Employee shall not exceed 25,000 shares and
  (iii) the total number of Performance Award shares which may be granted in any Plan Year to any Employee shall not exceed 50,000 shares and (iv) the value of any Performance Awards payable in cash that may be granted in any Plan Year to any Employee shall not exceed $2,500,000.

 (d) Calculation Procedures

    For purposes of calculating the total number of shares of Common Stock available for grants of Awards, (i) the grant of an Award of Options, Restricted Shares or a Performance Award shall be deemed to be equal to the maximum number of shares of Common Stock which may be issued under the Award and (ii) subject to the provisions of Sections 4(b) and 4(c), there shall again be available for Awards under this Plan all of the following:
  (A) shares of Common Stock represented by Awards which have been cancelled, forfeited, surrendered or terminated or which expire unexercised; and (B) the excess portion of variable Awards which become fixed at less than their maximum limitations; and (C) the number of shares of Common Stock delivered in full or partial payment of the exercise price of any Option granted under this Plan; provided, however that shares so delivered by an Employee in full or partial payment of the exercise of his/her Option shall not reduce the number of Options granted to the Employee in any Plan Year for purposes of Section 4(c)(i); and provided further that in no event shall the aggregate number of shares issued or delivered pursuant to the exercise of Incentive Stock Options exceed 2,300,000 shares.

5. AWARDS UNDER THIS PLAN

  Subject to the provisions of this Plan, the Committee shall have the sole and complete authority to determine the Employees to whom Awards shall be granted and the type, terms and conditions of such Awards. As the Committee may determine, the following types of Awards may be granted under this Plan to Employees on a stand alone, combination or tandem basis:

 (a) Stock Options

    An Award consisting of a right to buy a specified number of shares of Common Stock at a fixed exercise price during a specified time, and subject to such other terms and conditions, all as the Committee may determine. Such Options may be Non-Qualified Stock Options or Incentive Stock Options. The exercise price for an Award of Options whether or not they are Incentive Stock Options may not be less than 100% of the Fair Market Value of the Common Stock on the grant date. The terms and conditions for an Award of Incentive Stock Options must otherwise comply with the requirements of Section 422 of the Code or any successor Section as it may be amended from time to time. Non-Qualified Stock Options are not intended to satisfy the Code requirements for Incentive Stock Options and need not meet such requirements. Each Stock Option granted as an Award under this Plan shall be subject to the provisions of this Plan and the applicable Award Agreement approved by the Committee pursuant to Section 6(b) governing that Option.

                                    VIII-4

 (b) Performance Awards

    An Award granted to an Employee consisting of the right to receive cash, shares of Common Stock, Options or Restricted Shares that are not to be issued to the Employee until after the satisfaction of the related Performance Goals during the related Performance Period. Such Awards shall be subject to the following conditions and procedures:

    (i) Administration

      Performance Awards may be granted to Employees either alone or in addition to other Awards granted under this Plan. The Committee shall determine the Employees to whom Performance Awards shall be awarded for any Performance Period, the duration of the applicable Performance Period, the Performance Goals which must be met for the Award to be paid and the amount of cash and/or the number of shares of Common Stock, Options and/or Restricted Shares to be awarded at the end of a Performance Period to Employees if the Performance Goals are met or exceeded. Each such Performance Award shall be subject to the provisions of this Plan and the applicable Award Agreement approved by the Committee pursuant to Section 6(b) governing that Award.

    (ii) Payment of Award

      After the end of a Performance Period, the degree to which the Performance Goals related to such Performance Period have been met shall be determined by the Committee. If the Performance Goals are not met, no compensation shall be issued pursuant to the Performance Award. If the Performance Goals are met or exceeded, the Committee shall certify that fact in writing in the Committee minutes or elsewhere and authorize the payment of the amount of cash or issuance of the number of shares of Common Stock, Options and/or Restricted Shares as contemplated under the affected Performance Award in accordance with the related Award Agreement.

    (iii) Further Restriction Period

      At the discretion of the Committee, a Performance Award may provide for deferral of vesting and/or transfer rights with respect to all or some of the incidents of ownership of the compensation contemplated in the Award based on the satisfaction of terms and conditions in addition to the attainment of the stated Performance Goals during the related Performance Period over a further Restriction Period following the Performance Period. In such a case, such vesting and/or transfer rights with respect to the affected incidents of ownership shall be postponed until the Committee certifies that the additional conditions have been timely met and authorizes such vesting and/or transfer. Such acts by the Committee shall not be deemed to be a new Award.

 (c) Restricted Shares

    An Award consisting of a transfer of shares of Common Stock to a Participant, subject to such restrictions (e.g., the attainment of specified Performance Goals during a designated Performance Period, the passage of time or a combination of such restrictions and/or of other delayed vesting conditions) on transfer or other incidents of ownership, for such periods of time (with respect to each Award, the Restriction Period) as the Committee may determine. If the issuance, vesting and/or transfer of ownership of Restricted Shares granted under this Plan is contingent upon the attainment of Performance Goals during a designated Performance Period, the Award shall also be considered a Performance Award and shall be subject to the provisions of Section 6(b) as well as those of this Section 6(c). Awards of Restricted Shares under this Plan shall be subject to the following conditions and procedures:

    (i) Issuance of Stock Certificates

      At the time specified for issuance of the Restricted Shares under the applicable Award Agreement, the stock certificate or certificates representing Restricted Shares shall be registered in the name of the Participant to whom such Restricted Shares shall have been awarded. During the Restriction Period, certificates representing the Restricted Shares shall bear a restrictive legend to the effect that the Restricted Shares are subject to the restrictions, terms and conditions provided in this Plan and the applicable Award Agreement. Such certificates shall remain in the custody of the Company and the Participant shall deposit with the Company stock powers or other instruments of assignment, each endorsed in blank, so as to permit retransfer to the Company of all or any portion of the Restricted

                                    VIII-5

    Shares that shall be forfeited or otherwise not become vested in accordance with the Plan and the applicable Award Agreement.

    (ii) Status of Restricted Shares

      Restricted Shares which have been issued in accordance with an Award Agreement shall constitute issued and outstanding shares of Common Stock for all corporate purposes.

    (iii) Participant Rights With Respect to Issued Restricted Shares

      The Participant will have the right to vote issued Restricted Shares, to receive and retain all dividends and distributions paid or distributed on such Restricted Shares, and to exercise all other rights, powers and privileges of a holder of Common Stock with respect to such Restricted Shares; except that (A) the Participant will not be entitled to delivery of the stock certificate or certificates representing such Restricted Shares until the Restriction Period shall have expired and unless all other vesting requirements with respect thereto shall have been fulfilled or waived; (B) the Company will retain custody of the stock certificate or certificates representing the Restricted Shares during the Restriction Period; (C) any such dividends and distributions paid in shares of Common Stock shall constitute Restricted Shares and be subject to all of the same restrictions during the Restriction Period as the Restricted Shares with respect to which they were paid; (D) the Participant may not sell, assign, transfer, pledge, exchange, encumber or dispose of the Restricted Shares or his or her interest in any of them during the Restriction Period; and (E) a breach of any restrictions, terms or conditions provided in the Plan or established by the Committee with respect to any Restricted Shares will cause a forfeiture of such Restricted Shares.

6. OTHER TERMS AND CONDITIONS

 (a) Assignability; Designation of Beneficiaries

    (i) Prohibition on Transfer

      An Award shall be nontransferable and may not be sold, hypothecated, assigned, anticipated, alienated, commuted, pledged, encumbered or otherwise conveyed by a Participant (whether voluntarily or involuntarily) to any party, nor may any award be subject to attachment or garnishment by any creditor of a Participant; provided that in the event of the incapacity (as determined by the Plan Administrator) or death of the Participant (but subject to Section 6(m) of this Plan), his/her attorney-in-fact pursuant to a valid power of attorney giving general or specific authority to make elections with respect to outstanding Awards, his/her court-appointed guardian or the custodian of his/her affairs or the executor or administrator of his/her estate (as the case may be) may exercise any rights with respect to any vested Award that the Participant could have exercised if he/she were still alive or not incapacitated. No assignment or transfer of any Award or the rights represented thereby, whether voluntary, involuntary, or by operation of law or otherwise, except by will or the laws of descent and distribution, shall vest in the assignee or transferee any interest or right herein whatsoever, and immediately upon any attempt to assign or transfer an Award, the Award shall terminate and be of no force or effect.

      Notwithstanding anything in this Section 6(a)(i) to the contrary, the Committee in its sole discretion may (but need not) permit transfers of Awards in other situations where the Committee concludes that such transferability (A) does not result in accelerated taxation, (B) does not cause any Option intended to be an Incentive Stock Option to fail to meet the statutory requirements for such Options referenced in
    Section 5(a), and (C) is otherwise appropriate and desirable, taking into account the impact on the Participant and the Company of applicable tax laws and/or securities laws as applied to transferable Awards.

    (ii) Designation of Beneficiaries

      Notwithstanding anything in Section 6(a)(i) to the contrary, a Participant may designate a person or persons to receive, in the event of his death, any rights to which he would be entitled under an Award granted under this Plan (the extent permitted under the applicable Award Agreement). A beneficiary designation may be changed or revoked by a Participant at any time by filing a written

                                    VIII-6
    statement of such change or revocation with the Company. Such a designation (or modification of designation) shall be made in writing, and filed with the office of the Company designated in the Award Agreement. If a Participant fails to designate a beneficiary, then
    Section 6(a)(i) will apply.

 (b) Award Agreement

    Awards made pursuant to the Plan shall be evidenced by Award Agreements in such form as the Committee shall, from time to time, approve, provided that such agreements shall comply with, reflect and be subject to all the terms of this Plan. The Award Agreement will state the characteristics of the Award and all terms and conditions applicable to the Award, provided that the provisions of this Plan which apply to an Award Agreement will be deemed incorporated in such agreement regardless of whether they are specifically reiterated in the text of the Award Agreement. Whenever an Employee is granted an Award under this Plan, the Plan Administrator shall have the responsibility to provide to the designated Participant an Award Agreement governing the particular Award executed on behalf of the Company and, if one has not been supplied previously, a copy of this Plan.

 (c) Rights as a Shareholder

    Except as otherwise specifically provided in this Plan or in any Award Agreement, a Participant shall have no rights as a shareholder with respect to shares of Common Stock covered by an Award until the date the Participant is the holder of record of such shares.

 (d) No Obligation to Exercise

    The grant of an Award shall impose no obligation upon the Participant to exercise the Award.

 (e) Payments by Participants

    No payments or contributions are required to be made by Participants in this Plan other than the payment of any purchase price upon the exercise of a stock option. The Committee may determine that Awards for which a payment is due from a Participant may be payable: (i) in U. S. dollars by personal check, bank draft or money order payable to the order of the Company, by money transfers or direct account debits; (ii) through the delivery or deemed delivery based on attestation to the ownership of shares of Common Stock with a Fair Market Value on the date of delivery to the Company equal to the total payment due from the Participant; (iii) by a combination of the methods described in (i) and (ii) above; or (iv) by such other methods as the Committee may deem appropriate. If shares of Common Stock are to be used in payment pursuant to an Award and such shares were acquired upon the exercise of a stock option (whether or not granted under this Plan), such shares must have been held by the Participant for at least six months.

 (f) Tax Withholding

    The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state and local taxes (including the Participant's FICA obligation) required to be withheld with respect to an Award or any dividends or other distributions payable with respect thereto. The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part, by (i) electing to have the Company withhold otherwise deliverable shares of Common Stock having a Fair Market Value not exceeding the minimum amount required to be withheld, (ii) delivering to the Company shares of Common Stock then owned by the Participant or (iii) such other methods as the Committee may deem appropriate. If shares of Common Stock are to be used in payment of such taxes and such shares were acquired upon the exercise of a stock option (whether or not granted under this Plan), such shares must have been held by the Participant for at least six months. The amount of the withholding obligation satisfied by shares of Common Stock withheld or delivered shall be the Fair Market Value of such shares determined as of the date that the taxes are required to be withheld.

                                    VIII-7

(g) Restrictions on Exercise

    No Option may be exercisable on or after the date which is the tenth anniversary of the date such Option was granted.

(h) Surrender of Options

    The Committee, in its sole discretion, may incorporate one or more provisions in any Option granted under this Plan to allow a Participant to surrender his/her Option in whole or part in lieu of the exercise of all or part of that Option or in payment of any amounts due the Company upon the exercise of such Award. Such provision(s) may specify that the Committee may authorize such surrender after the grant, but before the exercise, of any such Option.

(i) Additional Options Upon Exercise

    The Committee, in its sole discretion, may incorporate in any Option granted under this Plan a provision which requires the automatic grant of a new Option to any Participant who delivers shares of Common Stock as full or partial payment of the exercise price of the original Option. Any new Option granted in such a case (i) will be for the same number of shares of Common Stock as the Participant delivered in exercising the original Option, (ii) will have an exercise equal to 100% of the Fair Market Value of the delivered shares on the date of such delivery (which shall be deemed to be the grant date for such new Option) and (iii) will have a term equal to the unexpired term of the original Option.

(j) Requirements of Law

    The granting of Awards and the issuance of shares of Common Stock upon the exercise of Awards shall be subject to all applicable requirements imposed by federal and state securities and other laws, rules and regulations and by any regulatory agencies having jurisdiction, and by any stock exchanges upon which the Common Stock may be listed. As a condition precedent to the issuance of shares of Common Stock pursuant to the grant or exercise of an Award, the Company may require the Participant to take any reasonable action to meet such requirements.

(k) Non-Exclusivity of the Plan

    Neither the adoption of the Plan by the Board nor the submission of the Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options and the awarding of stock and cash otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

(l) Unfunded Plan

    Neither the Company nor any Subsidiary shall be required to segregate any cash or any shares of Common Stock which may at any time be represented by Awards, and the Plan shall constitute an "unfunded" plan of the Company. Neither the Company nor any Subsidiary shall, by any provisions of the Plan, be deemed to be a trustee of any Common Stock or any other property, and the liabilities of the Company and any subsidiary to any Employee pursuant to the Plan shall be those of a debtor pursuant to such contract obligations as are created by or pursuant to the Plan, and the rights of any Employee, former employee or beneficiary under the Plan shall be limited to those of a general creditor of the Company or the applicable Subsidiary, as the case may be. In its sole discretion, the Board may authorize the creation of trusts or other arrangements to meet the obligations of the Company under the Plan, provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

                                    VIII-8

(m) Legends

    In addition to any legend contemplated by Section 5(c), each certificate evidencing Common Stock subject to an Award shall bear such legends as the Committee deems necessary or appropriate to reflect or refer to any terms, conditions or restrictions of the Award applicable to such shares, including, without limitation, any to the effect that the shares represented thereby may not be disposed of unless the Company has received an opinion of counsel, acceptable to the Company, that such disposition will not violate any federal or state securities laws.

(n) Company's Retirement and Welfare Plans

    The value of compensation under this Plan will not be included as "compensation" for purposes of computing the benefits payable to any participant under the Company's retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a participant's benefit. No compensation paid pursuant to any Award under this Plan will constitute "annual management incentive bonuses" for purposes of calculating benefits under any Executive Retirement Agreement covering any Employee.

 (o) Forfeitures

    Notwithstanding anything in this Plan to the contrary, to the extent permitted by applicable law:

    (i) Violations of Company Policies

      Any Award under this Plan may be reduced by the Committee (including reduction to zero) in the event that it determines (in its sole discretion) that the performance of the Participant or the business unit for which the Participant is responsible has resulted in the deliberate violation of the Company's standing corporate policies (as in effect from time to time) and/or in the violation of federal, state or local statutes or regulations. The Company policies considered for this purpose will include in particular (but without limitation) the Company's Code of Business Conduct and its antitrust, safety and environmental policies.

    (ii) For Cause Termination

      If a Participant is terminated for Cause, all of such Participant's outstanding Awards under this Plan (whether or not vested under the terms of the applicable Award Agreement) shall terminate as of the Participant's date of termination.

 (p) Requirement of Employment

    To be entitled to receive the benefit of an Award under this Plan, a Participant must remain in the employment of the Company or its Subsidiaries through the end of the applicable Performance Period or further Restriction Period; provided, however, that the Committee may provide for partial or complete exceptions to this requirement (e.g., in the case of retirement, death or disability) as it deems equitable in its sole discretion.

 (q) Code Section 162(m)

    Except where the Committee deems it in the best interest of the Company, the Committee shall use its best efforts to grant Awards under this plan which will qualify as "performance based compensation" under Code Section 162(m) or under such other circumstances as the Committee deems likely to result in an income tax deduction for the Company for the full amount of the compensation paid with respect to such Awards.

7. PLAN ADMINISTRATION

 (a) Committee as Plan Administrator

    This Plan shall be administered by the Committee. The Committee shall periodically make determinations with respect to the participation of Employees in this Plan and, except as otherwise required

                                    VIII-9
  by law or this Plan, the grant terms of Awards including vesting schedules, price, performance standards (including Performance Goals), length of relevant performance, restriction or option period, dividend rights, post-retirement and termination rights, payment alternatives such as cash, stock, contingent awards or other means of payment consistent with the purposes of this Plan, and such other terms and conditions as the Committee deems appropriate. Except as otherwise expressly required by this Plan, the Committee shall have the complete authority and absolute discretion to interpret and construe the provisions of this Plan and the Award Agreements and make determinations pursuant to any Plan provision or Award Agreement which shall be final and binding on all persons. No member of the Committee shall be liable to any person for any action taken or omitted in connection with the interpretation and administration of this Plan unless attributable to the member's own willful misconduct or lack of good faith.

 (b) Delegation

    The Committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or any part of its authority and powers under this Plan to one or more directors or officers of the Company; provided, however, that the Committee may not delegate its authority and powers (i) to identify Participants under this Plan, (ii) to make or adjust Awards under this Plan or (iii) in any way which would jeopardize this Plan's qualification under Section 162(m) of the Code.

 (c) Determinations Final

    All determinations and decisions made by the Committee, the Board and any delegate of the Committee appointed in accordance with Section 7(b) shall be final, conclusive, and binding on all persons, and shall be given the maximum deference permitted by law.

8. AMENDMENTS AND TERMINATION

 (a) Authority to Amend or Terminate

    Except as otherwise provided in this Plan, the Board may at any time terminate and, from time to time, may amend or modify this Plan. Any such action of the Board may be taken without the approval of the Company's shareholders, but only to the extent that such shareholder approval is not required by applicable law or regulation.

 (b) Awards Previously Granted

    At any time and from time to time, the Committee may amend, modify or terminate any outstanding Award without approval of the Participant; provided, however that such amendment, modification or termination shall not, without the Participant's consent, reduce or diminish the value of such Award determined as if the Award had been vested, exercised, cashed in or otherwise settled on the later of the effective date or execution date of such amendment or termination; and provided further that, except as otherwise provided in Section 9 of this Plan, the exercise price of any Option under this Plan may not be reduced and the term of any Option under this Plan may not be extended.

 (c) Limitations

    Notwithstanding the foregoing: (i) no amendment may, without the approval of the shareholders of the Company, (A) increase any of the grant limitations under Section 4 of this Plan or (B) extend the term of this Plan; (ii) no amendment, modification or termination of this Plan shall in any manner adversely affect any Awards theretofore granted to a Participant under this Plan without the consent of such Participant; and (iii) no amendment may change any Performance Goal or increase the compensation payable for the achievement of a Performance Goal, once the Committee has established such Performance Goal with respect to a Performance Award.


                                    VIII-10

9. CORPORATE RESTRUCTURING

 (a) No Bar to Corporate Restructuring

    The existence of this Plan or outstanding Award under this Plan shall not affect in any way the right or power of the Company or its shareholders (i) to make or authorize any and all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, (ii) to issue bonds, debentures, preferred or preference stocks ahead of or affecting the Common Stock or the rights thereof, to dissolve or liquidate the Company,
  (iii) to sell or transfer all or part of its assets or business or (iv) to effect any other corporate act or proceeding, whether of a similar character or otherwise. Any shares of Common Stock accruing to outstanding Awards as a result of any adjustment under Section 9(b) will be subject to the same restrictions (and have the same terms and conditions) as the Awards to which they accrue.

 (b) Capital Readjustments/Award Modifications

    The Awards under this Plan involving Common Stock will be made in shares of the Common Stock as constituted on the date the Award is granted, but shares of stock actually issued in connection with an Award shall reflect the adjustments (if any) with respect to the Common Stock in connection with such Award contemplated in this Section 9(b). In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split, or extraordinary distribution with respect to the Common Stock or other change in corporate structure affecting the Common Stock, the Plan Administrator shall have the authority to make such substitution or adjustments in the aggregate number and kind of shares reserved for issuance under the Plan, in the maximum number of shares which may be granted in any calendar year and in the number, kind and exercise price of shares subject to outstanding Awards and/or such other equitable substitution or adjustments as it may determine in its sole discretion to be appropriate to ensure that all Participants are treated equitably as a result of any such event. Any such adjustment may provide for the elimination of fractional shares.

10. NO RIGHT TO EMPLOYMENT

    No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or a Subsidiary. Nothing in this Plan shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company or any Subsidiary.

11. CHANGE OF CONTROL

 (a) Special Rights Upon Change of Control

    Notwithstanding anything contained in this Plan or any Award Agreement to the contrary, in the event of a Change of Control, as defined below:

    (i) Lapse of Restrictions; Acceleration of Exercise and/or Vesting

      All restrictions relating to the exercise or vesting of any Award shall automatically lapse and any time periods relating to the exercise or vesting of any Award shall automatically be accelerated so that all such Awards may be immediately exercised and shall be vested in full as of the date of such Change of Control; and all Performance Goals applicable to any Award shall be deemed automatically satisfied with respect to the maximum compensation attainable pursuant to all such Awards so that all of such compensation shall be immediately vested and payable as of the date of such Change of Control;

    (ii) Election of Cash or Stock Distribution

      The Committee may, in its sole discretion, at any time before or after any Award is made or granted, provide that upon exercise or vesting of any Award during the 60-day period from and after the date of a Change of Control, the Participant exercising the Option may, in lieu of the receipt of

                                    VIII-11

    Common Stock upon the exercise or vesting of any award, elect by written notice to the Company to receive an amount in cash equal to the excess of the aggregate Value (as defined below) of the shares of Common Stock covered by the Award or portion thereof surrendered determined on the date the Award is exercised, over the aggregate exercise price of the Award, if any. As used in this Section 11(a)(ii) the term "Value" means the higher of (i) the highest Fair Market Value during the 60-day period from and after the date of a Change of Control and (ii) if the Change of Control is the result of a transaction or series of transactions described in paragraphs (i) or (iii) of Section 11(b), the highest price per share of the Common Stock paid in such transaction or series of transactions (which, in the case of paragraph
    (i), shall be the highest price per share of the Common Stock as reflected in a Schedule 13D filed by the person having made the acquisition);

    (iii) Extended Exercise Period

      Following a Change of Control, if a Participant's employment terminates for any reason other than retirement or death, any Options held by such Participant may be exercised by such Participant until the earlier of ninety (90) days after the termination of employment or the expiration date of such Options, provided, however, that this provision shall not reduce the exercise period otherwise authorized under the applicable Award Agreement; and

    (iv) Awards Non-Cancellable

      All Awards shall become non-cancellable.

 (b) Definition of "Change of Control"

    A "Change of Control" of the Company shall be deemed to have occurred upon the happening of any of the following events:

    (i) Acquisition of Stock

      The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this Section 11(b)(i), the following acquisitions shall not constitute a Change of Control: (A) any acquisition by a Person who on the Effective Date is the beneficial owner of 20% or more of the Outstanding Company Voting Securities; (B) any acquisition directly from the Company, including without limitation, a public offering of securities, (C) any acquisition by the Company, (D) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Subsidiaries or (E) any acquisition by any corporation pursuant to a transaction which complies with subparagraphs
    (A), (B) and (C) of Section 11(c)(iii);

    (ii) Change in Board Membership

      Individuals who constitute the Board as of the Effective Date hereof (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election or removal of the directors of the Company or other actual or threatened solicitation of proxies of consents by or on behalf of a Person other than the Board;

    (iii) Shareholder-Approved Reorganization, Merger or Consolidation

      Consummation of a reorganization, merger or consolidation to which the Company is a party or a sale or other disposition of all or substantially all of the assets of the Company (a "Business

                                    VIII-12

    Combination"), in each case unless, following such Business
    Combination: (A) all or substantially all of the individuals and entities who were the beneficial owners of Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors of the corporation resulting from the Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) (the "Successor Entity") in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Voting Securities; and (B) no Person (excluding any Successor Entity or any employee benefit plan, or related trust, of the Company or such Successor Entity) beneficially owns, directly or indirectly, 20% or more of the combined voting power of the then outstanding voting securities of the Successor Entity, except to the extent that such ownership existed prior to the Business Combination; and (C) at least a majority of the members of the board of directors of the Successor Entity were members of the Incumbent Board (including persons deemed to be members of the Incumbent Board by reason of the proviso to paragraph (ii) of this Section 11(b)) at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

    (iv) Liquidation or Dissolution

      Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

12. GOVERNING LAW

  To the extent that federal laws do not otherwise control, this Plan shall be construed in accordance with and governed by the law of the State of Georgia.

13. CAPTIONS

  Captions are provided herein for convenience of reference only, and shall not serve as a basis for interpretation or construction of this Plan.

14. RESERVATION OF SHARES

  The Company, during the term of the Plan, will at all times reserve and keep available such number of shares of Common Stock as shall be sufficient to satisfy the requirements of the Plan. The final and unappealable inability of the Company to obtain the necessary approvals from any regulatory body having jurisdiction or approval deemed necessary by the Company's counsel to the lawful issuance and sale of any shares of Common Stock under the Plan shall relieve the Company of any liability in respect of the nonissuance or sale of such shares of Common Stock as to which such requisite authority shall not have been obtained.

15. SAVINGS CLAUSE

  This Plan is intended to comply in all aspects with applicable law and regulations. In case any one or more of the provisions of this Plan shall be held invalid, illegal or unenforceable in any respect under applicable law and regulation, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and the invalid, illegal or unenforceable provision shall be deemed null and void; however, to the extent permitted by law, any provision which could be deemed null and void shall first be construed, interpreted or revised retroactively to permit this Plan to be construed in compliance with all applicable laws so as to foster the intent of this Plan.


                                    VIII-13

16. EFFECTIVE DATE AND TERM

  The effective date (the "Effective Date") of this Plan shall be the later of the date of its approval by the Company's shareholders or the implementation date of the Letter Stock Proposal (as defined in the Company's Form S-4 registration statement approved by the Board on September 17, 1997). If shareholder approval is not obtained on or before September 17, 1998, this Plan shall terminate on such date. No new Awards shall be granted under this Plan after the fifth anniversary of the Effective Date. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted hereunder may, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under any such Award shall, continue after the authority for grant of new Awards hereunder has been exhausted; provided, however, that such a right to receive a cash distribution will be effective only with specific authorization of the Committee if, in the opinion of the Company's accountants, the availability of such a right could preclude the use of pooling-of-interest accounting treatment for a Change of Control transaction that would otherwise qualify for such accounting treatment and is contingent upon qualifying for such accounting treatment.

                                    VIII-14

                                                                       ANNEX IX

           MANAGEMENT COMPENSATION AND AMENDMENTS TO EXISTING PLANS

COMPENSATION OF EXECUTIVE OFFICERS

  The following table sets forth information concerning the compensation of the Company's Chief Executive Officer and each of the other four most highly compensated executive officers of the Company at the end of 1996.

                          SUMMARY COMPENSATION TABLE

                                                                          LONG-
                                                                    TERM COMPENSATION
                                                                  ---------------------
                                      ANNUAL COMPENSATION            AWARDS    PAYOUTS
                               ---------------------------------- ------------ --------
                                                                   SECURITIES
                                                     OTHER ANNUAL  UNDERLYING    LTIP    ALL OTHER
NAME AND                                    BONUS    COMPENSATION OPTIONS/SARS PAYOUTS  COMPENSATION
PRINCIPAL POSITION        YEAR SALARY($)    ($)(1)      ($)(2)       (#)(3)     ($)(4)     ($)(5)
------------------        ---- ---------- ---------- ------------ ------------ -------- ------------
Alston D. Correll.......  1996 $1,050,000 $      -0-  $  209,153    113,500    $    -0-   $ 6,000
 Chairman, Chief          1995    962,000  1,300,000     205,120     83,000         -0-     6,000
 Executive Officer        1994    925,000    600,000   2,161,232        -0-     465,750     6,000
 and President
Davis K. Mortensen......  1996    600,000    143,600      56,677     48,000         -0-    11,375
 Executive Vice           1995    580,000    361,500      69,964     25,000         -0-    11,625
 President--Building      1994    555,000    194,250   2,376,223        -0-         -0-    11,625
 Products
W. E. Babin.............  1996    536,000    143,600      37,049     48,000         -0-     9,775
 Executive Vice           1995    490,000    490,000      56,126     25,000         -0-    11,625
 President--Pulp          1994    460,000    161,000      47,320        -0-         -0-    11,400
 and Paper
John F. McGovern........  1996    420,000    120,500      25,971     42,000         -0-    10,800
 Executive Vice           1995    350,370    348,000      36,709     13,600         -0-    10,650
 President--Finance and   1994    306,667    101,638     748,788        -0-         -0-    10,275
 Chief Financial Officer
Donald L. Glass.........  1996    347,000    108,600      30,271     23,400         -0-     8,972
 Senior Vice President--  1995    330,000    179,900      29,038     12,000         -0-    10,650
 Building Products        1994    315,000    110,250     992,406        -0-         -0-    10,575
 Manufacturing and
 Sales(6)

--------
(1) Reflects bonuses paid in 1996 and 1995 under the Economic Value Incentive Plan, a bonus plan pursuant to which annual and long-term bonuses are paid to executive officers based upon net after-tax operating profits in excess of the Company's cost of capital as measured by a financial metric known as Economic Value Added ("EVA(R)") and assessments of each business unit's efforts during a given year to increase the EVA(R), respectively, and under the 1994 Management Incentive Plan (the "MIP"). The MIP, the annual cash incentive compensation plan in place in 1994, provided for team bonuses based on achievement of the Corporation's specified cash flow goals and individual bonuses based on the performance of the participants' group or business unit.
(2) Other Annual Compensation is composed of annual compensation not properly categorized as salary or bonus. It includes dividends paid during the years reported with respect to shares of restricted Common

   Stock which were previously awarded under the 1988 and 1990 Long-Term Incentive Plans when the Corporation achieved specified stock price appreciation performance goals. The dividends paid in 1996 on such shares of restricted Common Stock were as follows: Mr. Correll, $84,000; Mr. Mortensen, $40,000; Mr. Babin, $20,000; Mr. McGovern, $16,000; and Mr. Glass, $23,200. Other Annual Compensation also includes the following amount which exceeded 25% of the total personal benefits provided to Mr. Correll in 1996: personal use of aircraft of $46,973.
(3) Granted pursuant to the SVIP as described under "--Adjustment to Existing Plans--SVIP."
(4) Represents the value, on the date of award, of restricted shares of Common Stock awarded pursuant to the 1990 Long-Term Incentive Plan ("LTIP"). The LTIP terminated on March 9, 1995. At December 31, 1996, the number and value of the aggregate shares of restricted Common Stock awarded to and beneficially held by each of the persons named above pursuant to the LTIP were as follows: Mr. Correll, 42,000 shares with a value of $3,024,000; Mr. Mortensen, 20,000 shares with a value of $1,440,000; Mr. Babin, 10,000 shares with a value of $720,000; Mr. McGovern, 8,000 shares with a value of $576,000; and Mr. Glass, 11,600 shares with a value of $835,200.
(5) Includes contributions by the Corporation to the Georgia-Pacific Corporation Savings and Capital Growth Plan on behalf of the named individuals in the following amounts for 1996: Mr. Correll, $3,000; Mr. Mortensen, $8,375; Mr. Babin, $6,775; Mr. McGovern, $8,250; and Mr. Glass, $6,872. Also includes premiums for term life insurance for the benefit of the named individuals paid by the Corporation in the following amounts for 1996: Mr. Correll, $3,000; Mr. Mortensen, $3,000; Mr. Babin, $3,000; Mr.
    McGovern $2,550; and Mr. Glass, $2,100.
(6) Mr. Glass was promoted to Executive Vice President-Building Products on January 1, 1997, in anticipation of Mr. Mortensen's retirement as of March 1, 1997.

                   OPTION/SAR GRANTS IN LAST FISCAL YEAR(1)

                                                                              GRANT DATE
                                    INDIVIDUAL GRANTS                           VALUE
                         ----------------------------------------            ------------
                                         PERCENT OF
                           NUMBER OF       TOTAL
                           SECURITIES   OPTIONS/SARS
                           UNDERLYING    GRANTED TO    EXERCISE               GRANT DATE
                          OPTIONS/SARS  EMPLOYEES IN   OR BASE    EXPIRATION   PRESENT
NAME                     GRANTED (#)(2) FISCAL YEAR  PRICE ($/SH)    DATE    VALUE ($)(3)
----                     -------------- ------------ ------------ ---------- ------------
Alston D. Correll.......    113,500         5.28%       $72.63     1/31/06    $2,193,955
Davis K. Mortensen......     48,000         2.23         72.63     1/31/06       927,840
W. E. Babin.............     48,000         2.23         72.63     1/31/06       927,840
John F. McGovern........     42,000         1.95         72.63     1/31/06       811,860
Donald L. Glass.........     23,400         1.09         72.63     1/31/06       452,322

--------
(1) There were no SAR grants in 1996.
(2) Options become exercisable six months prior to their expiration, but may become exercisable earlier if certain performance goals based on Total Shareholder Return are achieved. See "--Adjustment to Existing Plans-- SVIP." In addition, if an optionee retires, becomes disabled or dies and performance-based vesting is not achieved, between 50% and 100% of such person's options, determined according to the number of years elapsed in the option term, will become exercisable for no more than six months. In the event of a change in control of the Corporation, options become exercisable for the remainder of their term if the Corporation's Total Shareholder Return over the immediately preceding three, four or five years exceeded the Total Shareholder Return of the Standard & Poor's Paper and Forest Products Index over the same period.
(3) Based on the Black-Scholes option valuation model. The actual value, if any, an executive officer may realize ultimately depends on the market value of the Common Stock at a future date. This valuation is provided pursuant to Securities and Exchange Commission disclosure rules. There is no assurance that the value realized will be at or near the value estimated by the Black-Scholes model. Assumptions used to calculate this value are as follows: (i) volatility factor of .3; (ii) risk-free rate of 5.72%; (iii) dividend yield of 2.0%; (iv) exercise on August 1, 2005; and
    (v) an option forfeiture rate of 3.0%.

                    AGGREGATED OPTION/SAR EXERCISES IN LAST
                   FISCAL YEAR AND FY-END OPTION/SAR VALUES*

                                               NUMBER OF SECURITIES
                                              UNDERLYING UNEXERCISED
                                           OPTIONS/SARS AT FISCAL YEAR-
                                                      END (#)
                                           ---------------------------------
   NAME                                    EXERCISABLE      UNEXERCISABLE**
   ----                                    ------------     ----------------
   Alston D. Correll......................              -0-              196,500
   Davis K. Mortensen.....................              -0-               73,000
   W. E. Babin............................              -0-               73,000
   John F. McGovern.......................              -0-               55,600
   Donald L. Glass........................              -0-               35,400

--------
 * There were no SAR or stock option exercises by any of the named individuals in 1996, and no unexercised SARs were held by any of the named individuals at December 31, 1996.
** Except in circumstances involving a change in control of the Corporation, options granted under the SVIP in 1995 will be exercisable no earlier than April 1, 1998, and options granted under the SVIP in 1996 will be exercisable no earlier than February 1, 1999. The exercise price for SVIP options granted in 1995 of $80.50, and for SVIP options granted in 1996 of $72.63, both exceeded the closing price of the Common Stock at December 31, 1996.

  OFFICERS' RETIREMENT PLAN ("RETIREMENT PLAN"). The Retirement Plan is represented by separate but substantially similar agreements with each officer. Subject to certain offsets, the Retirement Plan provides that Georgia-Pacific will make post-retirement monthly payments to each officer for life, based on an aggregate annual amount equal to 50% of the officer's average annual compensation (including bonuses under management incentive plans) during the officer's last four years of employment and, at the officer's death, will continue to pay to the officer's surviving spouse, for the remainder of such spouse's life, 50% of the amount that had been payable to the officer. Full benefits are payable upon retirement after attaining age 55 with 15 years of service (commencing at age 62) or age 65. Benefits generally are available to an officer who terminates employment with the Corporation before age 65 with at least three years of service but are not payable until age 62. Such termination benefits are reduced proportionately if total service at termination of employment is less than 15 years. Disability and death benefits are also provided.

  Retirement Plan benefits are subject to offset. Such offsets include the amounts which would become payable to the officer and to the officer's surviving spouse under the Georgia-Pacific Salaried Employees Retirement Plan ("SERP") and the value of the Corporation's contributions to the Georgia-Pacific Savings and Capital Growth Plan (the "Savings Plan"), in which virtually all salaried employees of the Corporation or its participating subsidiaries are eligible to participate. In the case of both the Savings Plan and the SERP, the officer's interest is converted to an actuarially equivalent joint and 50% survivor annuity for offset purposes. If an officer engages in certain competitive activity after retirement, benefits under the Retirement Plan terminate.

  The table below sets forth certain information relating to benefits under the Retirement Plan with respect to the named individuals (a) assuming retirement as of January 1, 1997, and (b) assuming retirement at age 65, using projected years of credited service at age 65 and final average compensation as of December 31, 1996. The benefits disclosed in the table represent the maximum estimated annual benefits under the Retirement Plan, without reduction for offsets provided for in such Plan. Because such amounts exceed the total of such offsetting payments, the amounts disclosed in the table below represent the estimated maximum aggregate benefit payable to the named executive officers under all pension and other defined benefit or actuarial plans.

          ANNUAL BENEFIT BASED ON 50% OF FINALAVERAGE COMPENSATION(1)

                                                                       RETIREMENT
                              RETIREMENT ON JANUARY 1, 1997            AT AGE 65
                              ------------------------------------     ----------
                                ANNUAL               YEARS OF            ANNUAL
                               BENEFITS          CREDITED SERVICE      BENEFIT(2)
                              ----------------- ------------------     ----------
Mr. Correll.................. $         413,578                  8      $775,458
Mr. Mortensen................           393,060                 35       393,060
Mr. Babin....................           143,894                  6(3)    359,734
Mr. McGovern.................           248,229                 15       248,229
Mr. Glass....................           222,967                 24       222,967

--------
(1) "Compensation" for these purposes means only base salary (including salary deferred as before-tax contributions to the Savings Plan) and annual incentive bonuses, if any, and excludes any other cash or non-cash compensation items.
(2) Represents the formula benefit at the normal retirement age of 65 under the Retirement Plan, based on average annual compensation during the period 1993-1996.
(3) Given Mr. Babin's announced April 1, 1997 retirement from the Corporation at age 62, for purposes of calculating his benefit he will, by agreement, be credited with industry service prior to joining the Corporation. However, the resulting additional benefits will be offset by retirement benefits paid to Mr. Babin by prior employers with respect to such additional period of service.

AMENDMENTS TO EXISTING BENEFIT PLANS

  The Company has several employee benefit and incentive plans which utilize Existing Common Stock in their operation. Because the Letter Stock Proposal will result in the Existing Common Stock being redesignated, amendments will be made to each of these plans to provide that they will utilize Georgia-Pacific Group Stock or Timber Stock in the future. These plans, and a brief description of the amendments to be made to each of them, follow:

  1997 EMPLOYEE STOCK PURCHASE PLAN. Under this plan employees of the Company may elect to purchase Existing Common Stock at a predetermined price by making installment payments over a two-year period. The plan provides that during the period from September 2 through November 14, 1997, employees can subscribe to purchase shares under the plan at a price of $78.09 per share, representing 85% of the mean between the high and low price of the Existing Common Stock on September 2, 1997 on the NYSE. If the Letter Stock Proposal is approved, pursuant to the terms of this plan employees will subscribe to purchase a "package" consisting of an equal number of shares of Georgia-Pacific Group Stock and Timber Stock, rather than simply purchasing Existing Common Stock.

  STOCK OPTION PLANS. The Company's 1993 Stock Option Plan and 1994 Stock Option Plan have expired and no further grants will be made under them. There are options outstanding under these Plans which have already vested. If the Letter Stock Proposal is approved by shareholders, these option grants will be converted from an option to purchase a specified number of shares of Existing Common Stock ("Original Option") at a specified price ("Original Option Price") into two separate options (each independently exercisable), one to purchase shares of Georgia-Pacific Group Stock and the other to purchase shares of Timber Stock, in each case for a number of shares equal to the number of shares of Existing Common Stock specified in the Original Option. The exercise price for an option of Georgia-Pacific Group Stock will be calculated by multiplying the Original Option Price for the Original Option from which it was converted by a fraction, the numerator of which is the Georgia-Pacific Group Stock Price and the denominator of which is the sum of the Georgia-Pacific Group Stock Price and the Timber Stock Price. The exercise price for an option of Timber Stock will be calculated by multiplying the Original Option Price for the Original Option from which it was converted by a fraction, the numerator of which is the Timber Stock Price and the denominator of which is the sum of the Georgia-Pacific Group Stock Price and the Timber Stock Price.

  401(K) PLANS. The Company has established several savings and investment plans for employees which allow for tax-deferred accumulation of principal and interest pursuant to Section 401(k) of the Code. Each of these 401(k) plans includes an option to invest in Existing Common Stock. If the Letter Stock Proposal is approved, the Existing Common Stock Fund under each plan will become a Georgia-Pacific Group Common Stock Fund, and a second stock fund investment option, the Timber Group Common Stock Fund, will be established. The Georgia-Pacific Group Common Stock Fund will continue to hold shares of Georgia-Pacific Group Stock into which Existing Common Stock will be converted. The Timber Group Common Stock Fund will hold shares of Timber Stock which will be issued to the 401(k) plans as a share dividend on shares of Existing Common Stock held by these plans. As a result, participants in the plans having an interest in the Existing Common Stock Fund will hold an identical interest in each of the two successor funds, and each fund will initially hold equal numbers of shares of Georgia-Pacific Group Stock and Timber Stock. Thereafter, individuals will have the opportunity to invest in either or both of these funds (or in other investment funds provided in the 401(k) plans) and to reallocate existing balances among investment funds by means of elections made in accordance with the plans' administrative provisions. During a transition period, current contribution elections with respect to the Existing Common Stock Fund will be divided automatically between the two successor funds, subject again to the election of individual participants to change his or her contribution designation in accordance with the plans' normal administrative procedures.

  1990 LONG-TERM INCENTIVE PLAN. This plan expired on March 9, 1995, but there are still outstanding awards subject to future vesting in the form of restricted shares of Existing Common Stock held by the Company for the benefit of participants. Upon implementation of the Letter Stock Proposal, all shares of restricted stock currently held will be redesignated as Georgia-Pacific Group Stock, and an equal number of restricted shares of Timber Stock will be added to the outstanding award. All such shares will be distributed when the award to which they relate vests under the terms of the plan. The tax gross-up provided in the plan will be calculated based on the aggregate market value of the two classes of stock distributed to an individual at the time of vesting.

COMPENSATION OF DIRECTORS

  The Corporation's director compensation and benefits program has been reorganized to focus more on stock-based compensation and further align the interest of directors and shareholders. Effective May 6, 1997 the total annual compensation payable to each non-employee director is $40,000 in cash and a grant of restricted shares of Existing Common Stock having a value of $40,000 on the date granted. Attendance fees previously paid for Board and Committee meetings have been eliminated. Each Committee chairman receives an additional $5,000 annual fee. The Board has been advised by its compensation consultant that total cash and stock-based compensation of $80,000 per year is approximately equal to the median compensation of directors of similarly-sized corporations. The Board believes that this compensation package will allow the Corporation to continue to attract and retain qualified directors, while evidencing the Board's commitment to insure that a significant portion of director's compensation be stock-based.

  Since 1991, any director who has never been an officer of the Corporation and has served as a director of the Corporation for at least two years has been entitled to certain benefits upon retirement under the Directors Retirement Program. The annual retirement benefit has equaled 100% of the annual retainer for active directors in effect at the date of retirement (giving effect, as applicable and under certain conditions, to the additional retainer for Committee chairmen), less 10% for each year less than ten years' total service as a director. Accrual of additional retirement benefits under the Directors Retirement Program terminated May 6, 1997. Accrued benefits under the Program for former directors were preserved, while the accrued benefits of each of the eleven current non-employee directors who participated in the Program (the present value of which totalled $1,303,889 in the aggregate as of May 6, 1997) were converted into a grant of an equivalent number of restricted shares of Existing Common Stock under the Directors Stock Plan effective May 15, 1997. The Corporation also provides $50,000 of group term life insurance for each director who is not an officer of the Corporation.

  In 1995, the shareholders of the Corporation adopted the Directors Plan, which is designed to more closely align the interests of non-employee directors with those of other shareholders. Under this plan, each outside director received 200 restricted shares of Existing Common Stock in 1995, and in subsequent years each outside director in office on May 15 was issued a number of restricted shares of Existing Common Stock equal to $15,000 divided by the mean between the high and low sales price of the Existing Common Stock on such day. The mean between the high and low sales price of the Existing Common Stock on May 15, 1996 was $77.63. Accordingly, 193 shares of restricted stock were issued to each outside director pursuant to the Plan on May 15, 1996.

  Effective May 6, 1997, the Directors Stock Plan was amended to provide for an annual grant to directors of restricted shares of Existing Common Stock having a value of $40,000 on the date granted. All shares granted under the Directors Stock Plan are "restricted" and may not be sold or otherwise transferred except upon the director's death, six months after the director retires pursuant to the Board's retirement policy, or in the event continued service is prohibited by law or by the policies of a governmental, charitable or educational institution with which the director accepts a position. If the director's service on the Board terminates for any other reason, all shares issued to him or her under the Plan will be forfeited. Directors who are full-time employees of the Corporation receive no additional compensation for services as a director.

  Outside directors are permitted to defer receipt of the cash portion of their retainer and other fees for a given year by entering into a Deferred Compensation Agreement to defer payment until after he or she retires from the Board. Directors electing to defer all or a part of their fees have the further options of having (a) the return on such deferred fees determined as if such funds had been invested (i) in Existing Common Stock of the Corporation or (ii) at a floating interest rate equal to 3/4% over the six-month Treasury Bill rate, and (b) the deferred fees (adjusted for investment gains or losses) paid upon retirement in a single payment or in annual cash payments.

  Because both the Directors Plan and Directors Deferred Compensation Agreements now involve Existing Common Stock, they will be modified if the Letter Stock Proposal is approved as follows:

  DIRECTORS PLAN. After the Letter Stock Proposal is approved and implemented, each restricted share of Existing Common Stock currently held in the Directors Plan will be redesigned as Georgia-Pacific Group Stock, and an equal number of shares of Timber Stock (subject to the same restrictions as the original restricted shares) will be added to the Plan. In the future each director's annual grant will consist of a number of shares of Timber Stock and of Georgia-Pacific Group Stock determined so that (i) a substantially equal number of restricted shares of Timber Stock and Georgia-Pacific Group Stock will be granted for any year and (ii) the total market value of the shares granted in any year (based on the mean of the high and low prices of each stock on the date of grant) will be $40,000 (subject to immaterial rounding differentials).

  DIRECTORS DEFERRED COMPENSATION AGREEMENTS. All amounts elected to be invested in Existing Common Stock will be converted, based on then current market value of the Existing Common Stock, into a theoretical number of share units which are the basis for determining the return to the director during the period of the deferral. With respect to existing elections made through the end of 1997, the total number of share units of Existing Common Stock credited to the account of each director will, upon approval of the Letter Stock Proposal, be converted into an equal number of units of Georgia-Pacific Group Stock and Timber Stock. With respect to deferrals for 1998 and future years, the number of theoretical share units upon which the return to the director during the period of deferral will be based will be determined in the same manner as described in the case of the Directors Plan above, using, in place of $40,000, the amount of the retainer and fees deferred each year to determine the theoretical number of share units of each of Georgia-Pacific Group Stock and Timber Stock to be credited to the account of each director.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

 (a) Exhibits

NUMBERDESCRIPTION OF EXHIBIT

 3.2 Form of Restated Articles of Incorporation (Included as Annex I to the Proxy Statement and Prospectus contained in Part I of this Registration Statement).



 4.3(ii)  Form of Restated Rights Agreement, dated as of    , 1997, between
          Georgia-Pacific Corporation and First Chicago Trust Company of New York, with Form of G-P Rights Certificate attached as Exhibit A-1, Form of Timber Rights Certificate attached as Exhibit A-2, Series B Preferred Stock Designation attached as Exhibit B-1 and Series C Preferred Stock Designation attached as Exhibit B-2.

 4.5 1997 Employee Stock Purchase Plan (Filed as Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, and incorporated herein by this reference thereto).

 4.6      Form of Georgia-Pacific Group Stock Certificate.

 4.7      Form of Timber Group Stock Certificate.

 5        Opinion of Alston & Bird LLP.


10.8(iv) Amended and Restated 1995 Shareholder Value Incentive Plan (Included as Annex VI to the Proxy Statement and Prospectus contained in Part I of this Registration Statement).

10.9(ii) Amendment No. 1 to Outside Directors Stock Plan, adopted May 6, 1997 (Filed as Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, and incorporated herein by this reference thereto).

10.10(i) Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long-Term Incentive Plan (Included as Annex VII to the Proxy Statement and Prospectus contained in Part I of this Registration Statement).

10.10(ii) Georgia-Pacific Corporation/Timber Group 1997 Long-Term Incentive
          Plan (Included as Annex VIII to the Proxy Statement and Prospectus contained in Part I of this Registration Statement).

12        Statements of Computation of Ratio of Earnings to Fixed Charges
          (unaudited).


23.1      Consent of Arthur Andersen LLP.

23.2 Consent of Alston & Bird LLP (included in their opinion set forth as Exhibit 5).

23.4      Consent of Morgan Stanley & Co. Incorporated.



99.2 Form of Proxy to be distributed to participants in the Georgia-Pacific Corporation Savings and Capital Growth Plan and the Georgia-Pacific Corporation Hourly 401(k) Savings Plan.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ATLANTA, STATE OF GEORGIA, ON OCTOBER 29, 1997.

                                          Georgia-Pacific Corporation

                                                     /s/ A. D. Correll
                                          By: _________________________________
                                               A. D. CORRELL CHAIRMAN, CHIEF
                                              EXECUTIVE OFFICER AND PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES ON THE DATES INDICATED.

              SIGNATURE                      CAPACITY                DATE

          /s/ A. D. Correll            Chairman of the
-------------------------------------   Board, Chief             October 29,
            A. D. CORRELL               Executive Officer         1997
                                        and President
                                        (Principal
                                        Executive Officer)
                                        and a Director

        /s/ John F. McGovern           Executive Vice
-------------------------------------   President-- Finance      October 29,
          JOHN F. MCGOVERN              and Chief Financial       1997
                                        Officer (Principal
                                        Financial Officer)

        /s/ James E. Terrell           Vice President and
-------------------------------------   Controller               October 29,
          JAMES E. TERRELL              (Principal                1997
                                        Accounting Officer)

                                       Director
      /s/ Robert Carswell*                                       October 29,
-------------------------------------                             1997
           ROBERT CARSWELL

                                       Director
        /s/ Jane Evans*                                          October 29,
-------------------------------------                             1997
             JANE EVANS

                                       Director
      /s/ Donald V. Fites*                                       October 29,
-------------------------------------                             1997
           DONALD V. FITES

              SIGNATURE                       CAPACITY               DATE

                                        Director
  /s/ Harvey C. Fruehauf, Jr.*                                   October 29,
-------------------------------------                             1997
       HARVEY C. FRUEHAUF, JR.

                                        Director
    /s/ Richard V. Giordano*                                     October 29,
-------------------------------------                             1997
         RICHARD V. GIORDANO

                                        Director
      /s/ David R. Goode*                                        October 29,
-------------------------------------                             1997
           DAVID R. GOODE

                                        Director
   /s/ T. Marshall Hahn, Jr.*                                    October 29,
-------------------------------------                             1997
        T. MARSHALL HAHN, JR.

                                        Director
    /s/ M. Douglas Ivester*                                      October 29,
-------------------------------------                             1997
         M. DOUGLAS IVESTER

                                        Director
      /s/ Francis Jungers*                                       October 29,
-------------------------------------                             1997
           FRANCIS JUNGERS

                                        Director
     /s/ Louis W. Sullivan*                                      October 29,
-------------------------------------                             1997
          LOUIS W. SULLIVAN

                                        Director
     /s/ James B. Williams*                                      October 29,
-------------------------------------                             1997
          JAMES B. WILLIAMS

      /s/ James F. Kelley

*By:____________________________

JAMES F. KELLEY, AS ATTORNEY-IN-FACT